Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-202764 & 333-202764-01

AN AMALGAMATION PROPOSAL—YOUR VOTE IS IMPORTANT

To the Shareholders of PartnerRe Ltd. and AXIS Capital Holdings Limited:

The boards of directors of PartnerRe Ltd. and AXIS Capital Holdings Limited each have unanimously approved and adopted an Agreement and Plan of Amalgamation, dated as of January 25, 2015, between PartnerRe and AXIS and amendments thereto dated as of February 17, 2015, March 10, 2015, March 31, 2015 and May 3, 2015 (together, the “amalgamation agreement”). A conformed copy of the amalgamation agreement, which includes the amendments thereto, is included as Annex A to the attached joint proxy statement/prospectus. Pursuant to the amalgamation agreement, PartnerRe and AXIS will amalgamate with the resulting company being named “PartnerRe AXIS Capital Limited”. We believe PartnerRe AXIS Capital Limited, which we sometimes refer to as the “amalgamated company”, will establish itself as a leading specialty insurance and reinsurance company, operating through established platforms with the enhanced scale and financial flexibility to manage its business and deliver superior value over time. Following the closing of the amalgamation, we anticipate that the amalgamated company will (subject to approval of its shareholders and the Registrar of Companies in Bermuda) change its name, adopt a new New York Stock Exchange (“NYSE”) symbol for its common shares, and register a new trade name and logo that reflect the key attributes of the amalgamated company.

Upon the consummation of the amalgamation, PartnerRe shareholders who hold common shares will be entitled to receive 2.18 common shares, par value $0.0125 per share, of PartnerRe AXIS Capital Limited for each common share of PartnerRe which such shareholders own immediately prior to the amalgamation (or the “effective time”) (such common shares of PartnerRe AXIS Capital Limited, “PartnerRe AXIS Capital Limited common shares” and such exchange ratio of 2.18, the “PartnerRe Exchange Ratio”). PartnerRe common shareholders will receive cash in lieu of any fractional PartnerRe AXIS Capital Limited common share. In addition, each holder of PartnerRe common shares issued and outstanding immediately prior to the effective time shall be entitled to receive a one-time special cash dividend (the “special dividend”) in the amount of $11.50 per common share. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Bermuda Registrar of Companies (which we refer to as the “Registrar of Companies”) for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Registrar of Companies. AXIS shareholders who hold common shares will be entitled to receive one PartnerRe AXIS Capital Limited common share for each common share of AXIS (the “AXIS exchange ratio” and, with the PartnerRe exchange ratio, the “exchange ratios”), par value $0.0125 per share (“AXIS common shares”), which such shareholders respectively own immediately prior to the effective time as further described in the amalgamation agreement. The exchange ratios are fixed and will not be adjusted to reflect share price changes prior to the closing of the amalgamation. PartnerRe common shares are currently traded on the NYSE under the symbol “PRE,” and AXIS common shares are currently traded on the NYSE under the symbol “AXS.” We intend to apply to list the PartnerRe AXIS Capital Limited common shares on the NYSE. Each PartnerRe preferred share and each AXIS preferred share issued and outstanding immediately prior to the effective time will continue as a preferred share of the amalgamated company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such PartnerRe preferred shares or AXIS preferred shares, respectively.

Based on the estimated number of PartnerRe common shares and AXIS common shares that will be outstanding immediately prior to the closing of the amalgamation, we estimate that, on a fully diluted basis, upon such closing, former PartnerRe shareholders will own approximately 51.5% of the amalgamated company and former AXIS shareholders will own approximately 48.5% of the amalgamated company. At the effective time, each PartnerRe preferred share and each AXIS preferred share issued and outstanding immediately prior to the effective time will continue as a preferred share of the amalgamated company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such PartnerRe preferred shares or AXIS preferred shares, respectively.

The amalgamation is generally intended, for U.S. federal income tax purposes, to be tax-free to shareholders of PartnerRe common shares and AXIS common shares, other than with respect to any cash received in the special dividend or in lieu of fractional PartnerRe AXIS Capital Limited common shares.

PartnerRe and AXIS will each hold a meeting of their respective shareholders (the “special general meetings”) in connection with the amalgamation. At the special general meeting of PartnerRe shareholders, (the “PartnerRe special general meeting”), PartnerRe shareholders holding PartnerRe common shares will be asked to vote on (1) the adoption of the amalgamation agreement, the statutory amalgamation agreement and the amalgamation, (2) the compensation advisory proposal and (3) the adjournment of the PartnerRe special general meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the amalgamation agreement, the statutory amalgamation agreement and the amalgamation at such special general meeting whilst PartnerRe shareholders holding PartnerRe preferred shares will be entitled to vote on proposals (1) and (3). At the special general meeting of AXIS shareholders (the “AXIS special general meeting”), AXIS shareholders holding AXIS common shares will be asked to vote on the approval of (1) an amendment to the AXIS bye-laws (the “bye-law amendment”), (2) the adoption of the amalgamation agreement, the statutory amalgamation agreement and the amalgamation, (3) the compensation advisory proposal and (4) the adjournment of the AXIS special general meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the amalgamation agreement, the statutory amalgamation agreement and the amalgamation at such special general meeting whilst AXIS shareholders holding AXIS preferred shares will be entitled to vote on proposals (2) and (4).

We cannot complete the amalgamation unless the shareholders of each of AXIS and PartnerRe approve the proposals related to the amalgamation. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the applicable special general meeting in person, please take the time to vote on the proposals by signing and returning the enclosed proxy card or voting instruction form, or by submitting your proxy over the Internet or by telephone, as soon as possible to ensure that your shares may be represented and voted at the applicable special general meeting.

The PartnerRe board of directors has unanimously (1) determined that the amalgamation, on the terms and conditions set forth in the amalgamation agreement, is fair to, and in the best interests of, PartnerRe, (2) approved the amalgamation agreement, the statutory amalgamation agreement and the transactions contemplated thereby and (3) resolved that the amalgamation proposal be submitted to the PartnerRe shareholders for their consideration at the PartnerRe special general meeting. Accordingly, the PartnerRe board of directors unanimously recommends that PartnerRe shareholders vote (1) “FOR” the amalgamation proposal and (2) “FOR” the other proposals described in this joint proxy statement/prospectus in respect of which they are entitled to vote.

The AXIS board of directors has unanimously (1) determined that the bye-law amendment is advisable to and in the best interests of AXIS, and authorized and approved the bye-law amendment, (2) resolved that the bye-law amendment proposal and the amalgamation proposal be submitted to the AXIS shareholders for their consideration at the AXIS special general meeting, (3) determined that the amalgamation, on the terms and conditions set forth in the amalgamation agreement, is fair to, and in the best interests of, AXIS, and (4) approved the amalgamation agreement, the statutory amalgamation agreement and the transactions contemplated thereby. Accordingly, the AXIS board of directors unanimously recommends that AXIS shareholders vote (1) “FOR” the bye-law amendment proposal, (2) “FOR” the amalgamation proposal and (3) “FOR” the other proposals described in this joint proxy statement/prospectus in respect of which they are entitled to vote.

The accompanying joint proxy statement/prospectus contains detailed information about PartnerRe, AXIS, the special general meetings, the amalgamation agreement, the statutory amalgamation agreement and the amalgamation. You should read this joint proxy statement/prospectus carefully and in its entirety before voting, including the section entitled “Risk Factors ” beginning on page 18.

We look forward to the successful amalgamation of PartnerRe and AXIS.

Sincerely,

Jean-Paul Montupet Chairman of the Board of Directors PartnerRe Ltd.	Michael A. Butt Chairman of the Board of Directors AXIS Capital Holdings Limited

None of the Securities and Exchange Commission, any state securities commission, the Registrar of Companies in Bermuda, the Bermuda Monetary Authority or any other regulatory body has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated June 1, 2015 and is first being mailed to the holders of shares of PartnerRe and AXIS on or about June 1, 2015.

90 Pitts Bay Road

Pembroke HM 08 Bermuda

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 24, 2015

June 1, 2015

To the Shareholders of PartnerRe Ltd.:

Notice is hereby given that a special general meeting of shareholders (which we refer to as the “PartnerRe special general meeting”) of PartnerRe Ltd. (which we refer to as “PartnerRe”) will be held at PartnerRe’s offices at 90 Pitts Bay Road, Pembroke HM 08 Bermuda, on July 24, 2015 at 9:00 a.m., Atlantic time, for the following purposes:

•	Proposal 1: to consider and vote on a proposal to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation;

•	Proposal 2: to consider and vote on a proposal, on an advisory (nonbinding) basis, to approve the compensation that may be paid or become payable to PartnerRe’s named executive officers in connection with the amalgamation; and

•	Proposal 3: to consider and vote on a proposal to adjourn the PartnerRe special general meeting, if necessary or appropriate, to solicit additional proxies, if there are insufficient votes to approve the amalgamation proposal at such special general meeting.

Consummation of the amalgamation is conditioned on, among other things, the approval of Proposal 1 above (which we refer to as the “amalgamation proposal”), but is not conditional on the approval of Proposals 2 and 3.

Only PartnerRe shareholders of record, as shown in PartnerRe’s register of members at the close of business on May 18, 2015, will be entitled to notice of, and to vote at, the PartnerRe special general meeting and any postponement or adjournment thereof. Of such PartnerRe shareholders, the holders of PartnerRe common shares (as defined below) will be entitled to vote on all of the above proposals and the holders of PartnerRe preferred shares (as defined below) will be entitled to vote on only Proposal 1 and Proposal 3.

Your vote is important. Whether or not you plan to attend the PartnerRe special general meeting, please take the time to vote on the proposals by signing and returning the enclosed WHITE proxy card or voting instruction form, or by submitting your proxy over the Internet or by telephone, as soon as possible to ensure that your shares may be represented and voted at the PartnerRe special general meeting.

At any time prior to their being voted at the PartnerRe special general meeting, proxies are revocable by written notice to the Secretary of PartnerRe, by a duly executed proxy bearing a later date or by voting in person at the PartnerRe special general meeting.

The PartnerRe board of directors considers the fair value for each common share of PartnerRe, par value $1.00 per share (which we refer to as “PartnerRe common shares”) to be (i) 2.18 common shares par value $0.0125 each of the Bermuda exempted company which would continue as a result of an amalgamation of AXIS Capital Holdings Limited with PartnerRe (which we refer to as the “amalgamated company”) and (ii) a one-time special cash dividend in the amount of $11.50 per PartnerRe common share. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Bermuda Registrar of Companies for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Bermuda Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Bermuda Registrar of Companies. The PartnerRe board of directors considers the fair value for each preferred share of PartnerRe, par value $1.00 per share (which we refer to as “PartnerRe preferred shares”) to be such preferred share continuing as a preferred share par value $1.00 each of the amalgamated company with the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by its certificate of designation. PartnerRe shareholders who are not satisfied that they have been offered fair value for their shares and whose shares are not voted in favor of the amalgamation proposal may exercise their appraisal rights under the Companies Act 1981 of Bermuda, as amended, to have the fair value of their shares appraised by the Supreme Court of Bermuda. PartnerRe shareholders intending to exercise appraisal rights MUST file their application for appraisal of the fair value of their shares with the Supreme Court of Bermuda within ONE MONTH of the giving of the notice convening the PartnerRe special general meeting.

By order of the Board of Directors,

Christine Patton

Secretary and Corporate Counsel to the Board

Pembroke, Bermuda

June 1, 2015

92 Pitts Bay Road

Pembroke HM 08 Bermuda

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 24, 2015

June 1, 2015

To the Shareholders of AXIS Capital Holdings Limited:

Notice is hereby given that a special general meeting of shareholders (which we refer to as the “AXIS special general meeting”) of AXIS Capital Holdings Limited (which we refer to as “AXIS”) will be held at AXIS’ offices at 92 Pitts Bay Road, Pembroke HM 08 Bermuda, on July 24, 2015 at 9:00 a.m., Atlantic time, for the following purposes:

•	Proposal 1: to consider and vote on a proposal to approve amending the AXIS bye-laws by inserting the words “(including for the purposes of Section 106(4A) of the Act)” after the first mention of the word “business” in bye-law 38 (Quorum for general meetings) and after the word “meeting” in subparagraph (1) of bye-law 43 (Voting at meetings);

•	Proposal 2: to consider and vote on a proposal to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation;

•	Proposal 3: to consider and vote on a proposal, on an advisory (nonbinding) basis, to approve the compensation that may be paid or become payable to AXIS’ named executive officers in connection with the amalgamation; and

•	Proposal 4: to consider and vote on a proposal to adjourn the AXIS special general meeting, if necessary or appropriate, to solicit additional proxies, if there are insufficient votes to approve the amalgamation proposal at such special general meeting.

Consummation of the amalgamation is conditioned on, among other things, the approval of Proposal 2 above (which we refer to as the “amalgamation proposal”), but is not conditional on the approval of Proposals 1, 3 and 4.

Only AXIS shareholders of record, as shown in AXIS’ register of members at the close of business on May 18, 2015, will be entitled to notice of, and to vote at, the AXIS special general meeting and any postponement or adjournment thereof. Of such AXIS shareholders, the holders of AXIS common shares (as defined below) will be entitled to vote on all of the above proposals and the holders of AXIS preferred shares (as defined below) will be entitled to vote on only Proposal 2 and Proposal 4.

Your vote is important. Whether or not you plan to attend the AXIS special general meeting, please take the time to vote on the proposals by signing and returning the enclosed proxy card or voting instruction form, or by submitting your proxy over the Internet or by telephone, as soon as possible to ensure that your shares may be represented and voted at the AXIS special general meeting.

At any time prior to their being voted at the AXIS special general meeting, proxies are revocable by written notice to the Secretary of AXIS, by a duly executed proxy bearing a later date or by voting in person at the AXIS special general meeting.

The AXIS board of directors considers the fair value for each common share of AXIS, par value $0.0125 per share (which we refer to as “AXIS common shares”) to be one common share par value $0.0125 each of the Bermuda exempted company which would continue as a result of an amalgamation of AXIS with PartnerRe Ltd. (which we refer to as the “amalgamated company”). The AXIS board of directors considers the fair value for each preferred share of AXIS, par value $0.0125 per share (which we refer to as “AXIS preferred shares”) to be such preferred share continuing as a preferred share par value $0.0125 each of the amalgamated company with the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by its certificate of designation. AXIS shareholders who are not satisfied that they have been offered fair value for their shares and whose shares are not voted in favor of the amalgamation proposal may exercise their appraisal rights under the Companies Act 1981 of Bermuda to have the fair value of their shares appraised by the Supreme Court of Bermuda. Any AXIS shareholder intending to exercise appraisal rights MUST file their application for appraisal of the fair value of their shares with the Supreme Court of Bermuda within ONE MONTH of the giving of the notice convening the AXIS special general meeting.

By order of the Board of Directors,

Richard T. Gieryn, Jr.

Corporate Secretary, General Counsel

Pembroke, Bermuda

June 1, 2015

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-202764) filed by PartnerRe and AXIS with the Securities and Exchange Commission (which we refer to as the “SEC”). It constitutes a prospectus of PartnerRe AXIS Capital Limited under Section 5 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, with respect to the PartnerRe AXIS Capital Limited common shares to be issued to shareholders of PartnerRe and AXIS pursuant to the Agreement and Plan of Amalgamation, dated as of January 25, 2015, between PartnerRe and AXIS and the amendments thereto dated as of February 17, 2015, March 10, 2015, March 31, 2015 and May 3, 2015 (which we refer to as the “amalgamation agreement”). A conformed copy of the amalgamation agreement, which includes the amendments thereto, is included as Annex A to this joint proxy statement/prospectus. In addition, it constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), a notice of meeting with respect to the PartnerRe special general meeting, and a notice of meeting with respect to the AXIS special general meeting.

This joint proxy statement/prospectus is dated June 1, 2015, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date or that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document containing such information. Neither the mailing of this joint proxy statement/prospectus to the PartnerRe or AXIS shareholders nor the issuance by PartnerRe AXIS Capital Limited of the PartnerRe AXIS Capital Limited common shares pursuant to the amalgamation agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation.

Unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to “we,” “our,” “us” or “the parties” refer to PartnerRe and AXIS, collectively. Also, in this joint proxy statement/prospectus, “$” refers to U.S. dollars.

See the section of this joint proxy statement/prospectus titled “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in or incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you other information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about PartnerRe and AXIS from documents previously filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge from the SEC’s website at www.sec.gov. You can also obtain the documents that are incorporated by reference into this joint proxy statement/prospectus from PartnerRe or AXIS by requesting them in writing or by telephone using the following contact information:

PartnerRe Ltd. Attn: Secretary and Corporate Counsel 90 Pitts Bay Road Pembroke HM 08 Bermuda (441) 292-0888	or	AXIS Capital Holdings Limited Attn: Corporate Secretary and General Counsel 92 Pitts Bay Road Pembroke HM 08 Bermuda (441) 496-2600

If you would like to request any documents, in order to ensure timely delivery, please do so by July 17 in order to receive them before the applicable special general meeting. PartnerRe or AXIS, as the case may be, will promptly mail properly requested documents to requesting shareholders by first-class mail, or another equally prompt means.

See the section of this joint proxy statement/prospectus titled “Where You Can Find More Information” for more information about the documents referred to in this joint proxy statement/prospectus.

In addition, if you have questions about the special general meetings, the amalgamation agreement, the bye-law amendments, the statutory amalgamation agreement or the amalgamation described in this joint proxy statement/prospectus, you may contact PartnerRe’s or AXIS’ proxy solicitors. If you are an AXIS shareholder and you have additional questions about the amalgamation or you would like additional copies of this joint proxy statement/prospectus or assistance voting your shares, you should contact MacKenzie Partners, Inc. at:

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

If you are a PartnerRe shareholder and you have additional questions about the amalgamation or you would like additional copies of this joint proxy statement/prospectus or assistance voting your shares, you should contact Innisfree M&A Incorporated at:

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (877) 825-8971

Banks and Brokers may call collect: (212) 750-5833

QUESTIONS AND ANSWERS ABOUT THE AMALGAMATION AND THE SPECIAL GENERAL MEETINGS

The following questions and answers highlight selected information from this joint proxy statement/prospectus and may not contain all the information that is important to you. We encourage you to read this entire document carefully.

Q: Why am I receiving this joint proxy statement/prospectus?

A: PartnerRe and AXIS have entered into the amalgamation agreement, pursuant to which PartnerRe and AXIS will amalgamate and continue thereafter as a Bermuda exempted company, PartnerRe AXIS Capital Limited.

In order to consummate the amalgamation, the PartnerRe shareholders and AXIS shareholders must approve certain proposals and the transactions related to the amalgamation described in this joint proxy statement/prospectus. PartnerRe and AXIS will hold separate special general meetings to obtain these approvals. This joint proxy statement/prospectus, which you should read carefully, contains important information about the amalgamation and related transactions and other matters being considered at the PartnerRe and AXIS special general meetings.

Q: When and where are the special general meetings?

A: The PartnerRe special general meeting will take place at 9:00 a.m., Atlantic time, on July 24, 2015, at PartnerRe’s offices at 90 Pitts Bay Road, Pembroke HM 08 Bermuda and the AXIS special general meeting will take place concurrently at 9:00 a.m., Atlantic time, on July 24, 2015, at AXIS’ offices at 92 Pitts Bay Road, Pembroke HM 08 Bermuda.

Q: What is happening at the special general meetings?

A: At the PartnerRe special general meeting, the holders of PartnerRe preferred shares will be asked to consider and vote only on Proposal 1 and Proposal 3 below and the holders of PartnerRe common shares will be asked to consider and vote on all of the following proposals:

•	Proposal 1: to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation (which we refer to as the “amalgamation proposal”);

•	Proposal 2: on an advisory (nonbinding) basis, to approve the compensation that may be paid or become payable to PartnerRe’s named executive officers in connection with the amalgamation; and

•	Proposal 3: to approve the adjournment of the special general meeting, if necessary or appropriate, to solicit additional proxies, in the event that there are insufficient votes to approve the amalgamation proposal at the special general meeting (which we refer to as the “adjournment proposal”).

At the AXIS special general meeting, the holders of AXIS preferred shares will be asked to consider and vote only on Proposal 2 and Proposal 4 below and the holders of AXIS common shares will be asked to consider and vote on all of the following proposals:

•	Proposal 1: to approve amending the AXIS bye-laws by inserting the words “(including for the purposes of Section 106(4A) of the Act)” after the first mention of the word “business” in bye-law 38 (Quorum for general meetings) and after the word “meeting” in subparagraph (1) of bye-law 43 (Voting at meetings);

•	Proposal 2: to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation (which we refer to as the “amalgamation proposal”);

i

•	Proposal 3: on an advisory (nonbinding) basis, to approve the compensation that may be paid or become payable to AXIS’ named executive officers in connection with the amalgamation; and

•	Proposal 4: to approve an adjournment of the special general meeting, if necessary or appropriate, to solicit additional proxies, in the event that there are insufficient votes to approve the amalgamation proposal at the special general meeting (which we refer to as the “adjournment proposal”).

Q: What will happen in the amalgamation?

A: If the PartnerRe and AXIS shareholders approve and adopt the amalgamation proposal and all other conditions to the amalgamation have been satisfied or waived, PartnerRe and AXIS will amalgamate and the amalgamated company will continue as a Bermuda exempted company. At the effective time of the amalgamation, the amalgamated company will succeed to and assume all the rights, properties, liabilities and obligations of PartnerRe and AXIS.

Q: What will PartnerRe and AXIS shareholders receive in the amalgamation?

A: Pursuant to the terms of the amalgamation agreement and the statutory amalgamation agreement, each PartnerRe common share issued and outstanding immediately prior to the effective time shall automatically be cancelled and converted into the right to receive 2.18 PartnerRe AXIS Capital Limited common shares. PartnerRe common shareholders will receive cash in lieu of any fractional PartnerRe AXIS Capital Limited common share. In addition, each holder of PartnerRe common shares issued and outstanding immediately prior to the effective time shall be entitled to receive a one-time special cash dividend (which we refer to as the “special dividend”) in the amount of $11.50 per PartnerRe common share. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Bermuda Registrar of Companies (which we refer to as the “Registrar of Companies”) for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Registrar of Companies.

Pursuant to the amalgamation agreement and the statutory amalgamation agreement, each AXIS common share issued and outstanding immediately prior to the effective time shall automatically be cancelled and converted into the right to receive one PartnerRe AXIS Capital Limited common share.

Pursuant to the terms of the amalgamation agreement and the statutory amalgamation agreement, each PartnerRe preferred share and each AXIS preferred share issued and outstanding immediately prior to the effective time will continue as a preferred share of the amalgamated company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such PartnerRe preferred shares or AXIS preferred shares, respectively.

Q: When and to whom will the special dividend be paid?

A: Each holder of PartnerRe common shares issued and outstanding immediately prior to the effective time shall be entitled to receive a one-time special cash dividend in the amount of $11.50 per PartnerRe common share. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Registrar of Companies for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Registrar of Companies. PartnerRe will equitably adjust the exercise price of and, if applicable, the number of PartnerRe common shares covered by, each vested and unvested option and share appreciation right to account for the extraordinary cash dividend. No special dividend will be paid with respect to AXIS common shares, AXIS preferred shares or PartnerRe preferred shares. If you are an AXIS shareholder, and do not also hold PartnerRe common shares immediately prior to the effective time, you will not be entitled to receive the special dividend.

Q: Are shareholders able to exercise appraisal rights?

A: Dissenting shareholders may exercise, within one month after the date the notice convening the respective PartnerRe or AXIS special general meeting is deemed to have been given, appraisal rights under Bermuda law to have the fair value of their PartnerRe common shares or preferred shares or AXIS common shares or preferred shares, as applicable, appraised by the Bermuda Court subject to compliance with all of the required procedures, as described in the section of this joint proxy statement/prospectus titled “The Amalgamation—Dissenters’ Rights of Appraisal for PartnerRe and AXIS Shareholders.”

Q: When do the parties expect to complete the amalgamation?

A: The parties expect to complete the amalgamation in the third quarter of 2015, although there can be no assurance that the parties will be able to do so. The closing of the amalgamation is subject to customary closing conditions, including shareholder approvals and receipt of certain insurance and other regulatory approvals. Please see the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Conditions to the Amalgamation” for more information.

Q: What happens if the amalgamation is not completed?

A: If the amalgamation proposal is not approved by either the requisite vote of the AXIS shareholders or the requisite vote of PartnerRe shareholders, or the amalgamation is not completed for any other reason, AXIS and PartnerRe will not amalgamate and AXIS shareholders and PartnerRe shareholders will not receive their respective consideration under the amalgamation agreement (the “amalgamation consideration”), which is described in greater detail in the section of this joint proxy statement/prospectus titled “Summary—Amalgamation Agreement”). Instead, AXIS shareholders will continue to own their AXIS common shares or AXIS preferred shares, as the case may be, and PartnerRe shareholders will continue to own their PartnerRe common shares or PartnerRe preferred shares, as the case may be and the special dividend will not be paid. AXIS and PartnerRe will each remain independent public companies and the AXIS common shares and PartnerRe common shares will continue to be registered under the Exchange Act and traded on the NYSE. If the amalgamation agreement is terminated under certain specified circumstances, AXIS or PartnerRe, as the case may be, may be required to pay the other party a fee of $55 million or $280 million and out of pocket costs and expenses in connection with the amalgamation in an amount not to exceed $35 million, as described in the sections of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Termination of the Amalgamation Agreement” and “The Amalgamation Agreement—Effects of Termination; Liability for Breach.”

Q: What are the U.S. federal income tax consequences of the amalgamation?

A: The amalgamation is intended to qualify as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, (the “Code”). Accordingly, a U.S. holder (as defined in the section of this joint proxy statement/ prospectus titled “Material U.S. Federal Income Tax Consequences”) generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of PartnerRe common shares or AXIS common shares for PartnerRe AXIS Capital Limited common shares, except with respect to any cash received in the special dividend or in lieu of a fractional PartnerRe AXIS Capital Limited common share. Please see the section titled “Material U.S. Federal Income Tax Consequences” for more information.

YOU SHOULD READ THE SECTION OF THIS JOINT PROXY STATEMENT/PROSPECTUS TITLED “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” FOR A MORE DETAILED DISCUSSION OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE AMALGAMATION. TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE AMALGAMATION TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, THE PARTIES URGE YOU TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE AMALGAMATION TO YOU, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Q: Why are AXIS’ shareholders voting on the bye-law amendment proposal?

A: The AXIS bye-laws do not currently provide for the required vote and quorum at a general meeting of shareholders to consider an amalgamation or merger of AXIS with another company. The Bermuda Companies Act 1981, as amended (which we refer to as the “Companies Act”), however, does permit a company’s bye-laws to provide for the required vote and quorum at a general meeting of shareholders to consider an amalgamation or merger and, in the absence thereof, the required vote and quorum under the Companies Act requires the resolution of the shareholders must be approved by the affirmative vote of 75% of those voting at the general meeting, the quorum for which is two persons at least holding or representing by proxy more than one-third of the issued shares of the company. Under this proposal, the amendment to the AXIS bye-laws would result in the required vote and quorum at a general meeting of shareholders to consider an amalgamation or merger of AXIS with another company being aligned with the existing required vote and quorum for a resolution of the shareholders currently provided for in AXIS’ bye-laws. Accordingly, in this proposal, AXIS is asking its shareholders to approve amending the AXIS bye-laws to provide that an amalgamation or merger of AXIS with another company requires the affirmative vote of a majority of the votes cast at an AXIS general meeting, at which the quorum required is two or more persons present in person and representing in person or by proxy shares representing more than 50% of the aggregate voting power of all AXIS shares.

Q: What shareholder vote is required to approve the items to be voted on at the special general meetings, including the amalgamation?

PartnerRe

A: The holders of PartnerRe preferred shares will be entitled to vote on only the amalgamation proposal and the adjournment proposal, whereas the holders of PartnerRe common shares will be entitled to vote on all of the proposals. Each PartnerRe share, including the PartnerRe preferred shares, carries the right to vote on the amalgamation proposal and, the affirmative votes of a majority of votes cast at the PartnerRe special general meeting at which a quorum under PartnerRe’s bye-laws is present, will be required to approve and adopt the amalgamation proposal. The affirmative vote of a majority of votes cast at the PartnerRe special general meeting at which a quorum under PartnerRe’s bye-laws is present is required to approve each other matter to be considered, including any adjournment proposal. Each PartnerRe share, including the PartnerRe preferred shares, will carry the right to vote on the adjournment proposal. Please see the description in the section of this joint proxy statement/prospectus titled “Questions and Answers About the Amalgamation and the Special General Meetings—Who is entitled to vote at the special general meetings?”

AXIS

A: The holders of AXIS preferred shares will be entitled to vote on only the amalgamation proposal and the adjournment proposal, whereas the holders of AXIS common shares will be entitled to vote on all of the proposals. The affirmative vote of a majority of the votes cast, by the holders of the AXIS common shares, at the AXIS special general meeting at which a quorum under AXIS’ bye-laws is present, is required to approve the bye-law amendment proposal, which will become effective immediately if so approved. Each AXIS share, including the AXIS preferred shares, carries the right to vote on the amalgamation proposal and, if the bye-law amendment proposal is approved, the affirmative vote of a majority of the votes cast, at the AXIS special general meeting at which a quorum under AXIS’ amended bye-laws is present, will be required to approve and adopt the amalgamation proposal. If the bye-law amendment proposal is not approved, then in accordance with the Companies Act the affirmative vote of 75% of the votes cast, at the AXIS special general meeting at which a quorum consisting of at least two persons at least holding or representing by proxy more than one-third of the issued shares of AXIS is present, will be required to approve and adopt the amalgamation proposal. The affirmative vote of a majority of votes cast at the AXIS special general meeting at which a quorum under AXIS’ bye-laws is present is required to approve each other matter to be considered, including any adjournment proposal. Each AXIS share, including the AXIS preferred shares, will carry the right to vote on the adjournment proposal. Please see the description in the section of this joint proxy statement/prospectus titled “Questions and Answers About the Amalgamation and the Special General Meetings—Who is entitled to vote at the special general meetings?”

Q: Do the boards of directors of PartnerRe and AXIS recommend approval of the proposals?

A: PartnerRe’s board of directors unanimously recommends that PartnerRe shareholders vote “FOR” the amalgamation proposal and “FOR” the other proposals described in this joint proxy statement/prospectus. AXIS’ board of directors unanimously recommends that AXIS shareholders vote “FOR” the amalgamation proposal and “FOR” the other proposals described in this joint proxy statement/prospectus.

Q: What percentage of the issued and outstanding PartnerRe AXIS Capital Limited common shares, calculated on a fully diluted basis, will the former PartnerRe and AXIS shareholders own, in the aggregate, after the amalgamation?

A: Based on the fixed exchange ratios and the estimated number of PartnerRe common shares and AXIS common shares that will be issued and outstanding immediately prior to the consummation of the amalgamation, PartnerRe and AXIS estimate that, on a fully diluted basis, upon the consummation of the amalgamation, former PartnerRe shareholders will own in the aggregate approximately 51.5% of the amalgamated company and former AXIS shareholders will own in the aggregate approximately 48.5% of the amalgamated company.

Q: Are PartnerRe’s and AXIS’ financial conditions relevant to my decision to vote in favor of the proposals?

A: Yes. The amalgamated company will continue with all the rights, properties, liabilities and obligations of PartnerRe and AXIS. You should therefore consider the financial condition of each of PartnerRe and AXIS before you decide to become a shareholder of the amalgamated company through the amalgamation. You should also consider the likely effect the combination of AXIS and PartnerRe will have on the amalgamated company’s financial condition. Please read the section of this joint proxy statement/prospectus titled “Risk Factors.” This joint proxy statement/prospectus contains financial information regarding AXIS and PartnerRe, as well as pro forma financial information in connection with the amalgamation of AXIS and PartnerRe, all of which we encourage you to review carefully. Please read the section of this joint proxy statement/prospectus titled “Preliminary Unaudited Pro Forma Condensed Consolidated Financial Information.”

Q: Do PartnerRe and AXIS have the financial resources to complete the amalgamation?

A: PartnerRe and AXIS expect to have sufficient cash on hand to consummate the transactions contemplated by the amalgamation agreement, including any cash that may be required to pay fees, expenses and other related amounts, and the amalgamated company will also have the necessary financial resources for dividends, and to fully complete the integration of the businesses of AXIS and PartnerRe following the consummation of the amalgamation. Furthermore, PartnerRe expects to have sufficient cash on hand to pay the special dividend upon the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. The consummation of the amalgamation is not subject to any financing condition.

v

Q: What will be the composition of the amalgamated company’s board of directors and senior management following consummation of the amalgamation and how will the amalgamated company be managed?

A: Upon the consummation of the amalgamation, the board of directors of the amalgamated company will consist of seven directors initially designated by AXIS and seven directors initially designated by PartnerRe, and the committees of the board of directors of the amalgamated company will consist equally of AXIS and PartnerRe designated directors. The initial directors of the amalgamated company will be Jean-Paul L. Montupet (Chairman of the board of directors), Albert A. Benchimol (Chief Executive Officer), Michael A. Butt (Chairman Emeritus of the board of directors), Charles A. Davis, Robert L. Friedman, Christopher V. Greetham, Roberto Mendoza, Debra J. Perry, Thomas C. Ramey, Rémy Sautter, Henry B. Smith, Kevin M. Twomey, Egbert Willam and David Zwiener.

The amalgamated company’s management team will be drawn from the existing PartnerRe and AXIS management teams, and the combined management team will be led by Albert Benchimol, AXIS’ current President and Chief Executive Officer, who will serve as President and Chief Executive Officer of the amalgamated company; Joseph Henry, currently Chief Financial Officer of AXIS, who will continue in this role as Chief Financial Officer of the amalgamated company; William Babcock, currently Chief Financial Officer of PartnerRe, who will serve as Deputy Chief Financial Officer and Lead Integration Officer of the amalgamated company and will assume the role of Chief Financial Officer of the amalgamated company upon the retirement of Mr. Henry in July 2016; Emmanuel Clarke, currently Chief Executive Officer of PartnerRe Global, who will serve as Chief Executive Officer of Reinsurance of the amalgamated company; Peter Wilson, currently Chief Executive Officer of AXIS Insurance, who will serve as Chief Executive Officer of Insurance of the amalgamated company; Chris DiSipio, currently Chief Executive Officer of AXIS Accident and Health, who will serve as Chief Executive Officer of Life, Accident and Health of the amalgamated company; and John (Jay) Nichols, currently Chief Executive Officer of AXIS Re, who will serve as Executive Vice President of Strategic Business Development and Capital Solutions at the amalgamated company. For a more complete description of the governance matters of the amalgamated company, please see the sections of this joint proxy statement/prospectus titled “Summary—Leadership of the Amalgamated Company” and “The Amalgamation Agreement—Governance Matters after the Amalgamation.”

Q: Who is entitled to vote at the special general meetings?

A: Only PartnerRe shareholders and AXIS shareholders of record, as shown on PartnerRe’s or AXIS’ register of members, respectively, at the close of business on May 18, 2015, the record date for the PartnerRe and AXIS special general meetings, will be entitled to notice of, and to vote at, the respective special general meetings or any adjournment or postponement thereof. In accordance with the Companies Act each PartnerRe share, including the preferred shares, carries the right to vote in respect of the amalgamation proposal. If it becomes necessary or appropriate to solicit additional proxies for the amalgamation proposal then each PartnerRe common share and preferred share carries the right to vote in respect of the adjournment proposal. In respect of the other proposals to be decided on at the PartnerRe special general meeting only holders of PartnerRe common shares are entitled to vote. In accordance with the Companies Act each AXIS common share and preferred share carries the right to vote in respect of the amalgamation proposal. If it becomes necessary or appropriate to solicit additional proxies for the amalgamation proposal then each AXIS common share and preferred share also carries the right to vote in respect of the adjournment proposal. In respect of the other proposals to be decided on at the AXIS special general meeting only holders of AXIS common shares are entitled to vote.

Q: What do I need to do now?

A: We urge you to carefully read this joint proxy statement/prospectus, including its annexes and the documents incorporated by reference herein. You are also encouraged to review the documents referenced under the section of this joint proxy statement/prospectus titled “Where You Can Find More Information” and consult with your accounting, legal and tax advisors. Once you have considered all relevant information, we encourage you to fill in and return the relevant proxy card (if you are a shareholder of record) or voting instruction form you receive from your bank, broker or other nominee (if you are a shareholder who holds your shares through a bank, broker or other nominee).

Q: How do I vote my shares?

A: Shareholder of Record. If your PartnerRe shares or AXIS shares are registered directly in your name, then you are considered a shareholder of record of PartnerRe or AXIS with respect to those shares and this joint proxy statement/prospectus and a WHITE proxy card or an AXIS proxy card was sent to you directly by PartnerRe or AXIS (as the case may be). As a PartnerRe or AXIS shareholder of record, you may vote by completing, dating, signing and mailing the enclosed WHITE proxy card or AXIS proxy card in the return envelope provided as soon as possible or by following the instructions on the WHITE proxy card or AXIS proxy card to submit your proxy by telephone or over the Internet at the website indicated. Consummation of the proxy over the Internet is available through 11:59 p.m. Eastern Time on the business day before the respective special general meeting. PartnerRe or AXIS shareholders of record may also vote by attending the respective special general meeting in person. However, whether or not you plan to attend the respective special general meeting in person, we encourage you to vote your PartnerRe or AXIS shares in advance to ensure that your vote is represented at the respective special general meeting. Abstentions and, if applicable, “broker non-votes” will be counted toward the presence of a quorum at the PartnerRe or AXIS special general meeting, but will not be considered votes cast on any proposal brought before the PartnerRe or AXIS special general meeting, as described below under the question titled “—What effect do abstentions and ‘broker non-votes’ have on the proposals?”

Beneficial Owner of Shares Held in Street Name. If your PartnerRe shares or AXIS shares are held in the name of a bank, broker or other similar organization or nominee, then you are considered a beneficial owner of such shares held for you in what is known as “street name.” Most shareholders of PartnerRe or AXIS hold their respective shares in “street name.” If this is the case, this joint proxy statement/prospectus has been forwarded to you by your bank, broker or other organization or nominee together with a voting instruction form. You may vote by completing and returning your voting instruction form to your broker. Please review the voting instruction form to see if you are able to submit your voting instructions by telephone or over the Internet. The organization or nominee holding your account is considered the shareholder of record for purposes of voting at the PartnerRe or AXIS special general meeting. As a beneficial owner, you have the right to instruct the organization that holds your shares of record how to vote the PartnerRe shares or AXIS shares that you beneficially own. If you are a beneficial owner of PartnerRe or AXIS shares held in “street name” rather than a shareholder of record, you may only vote your PartnerRe shares or AXIS shares in person at the PartnerRe or AXIS special general meeting if you obtain and bring a letter from the organization or nominee holding your PartnerRe or AXIS shares identifying you as the beneficial owner of those shares and authorizing you to vote your PartnerRe or AXIS shares at the special general meeting. A legal proxy form from your broker and valid identification is required.

Q: What do I do if I want to change my vote?

A: You may change your vote at any time before the vote takes place at the PartnerRe or AXIS special general meeting. To do so, you may either complete and submit a new WHITE proxy card or AXIS proxy card with a later date by mail or send a written notice to the Secretary of PartnerRe or the Secretary of AXIS, as the case may be, stating that you would like to revoke your proxy. You may also complete and submit a new PartnerRe or AXIS proxy by telephone or over the Internet. In addition, you may elect to attend the PartnerRe or AXIS special general meeting and vote in person, as described above under the question titled “—How do I vote my shares?”. If you are a PartnerRe or AXIS shareholder and you hold your shares through a bank, broker or other nominee, you may revoke the instructions only by informing the bank, broker or nominee in accordance with any procedures established by that nominee.

Q: What effect do abstentions and “broker non-votes” have on the proposals?

A: Abstentions and “broker non-votes” will be counted toward the presence of a quorum at the PartnerRe or AXIS special general meeting, but will not be considered votes cast on any proposal brought before such respective special general meeting. Because the vote required to approve the proposals to be voted upon at the respective special general meeting is the affirmative vote of the specified required percentage of the votes cast assuming a quorum is present, an abstention or a “broker non-vote” with respect to any proposal to be voted on at the respective special general meeting will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting. It is not anticipated that there will be any “broker non-votes” as all proposals are non-routine in nature.

Q: Why did the PartnerRe board of directors decide to reject the EXOR Offer?

A: The PartnerRe board of directors considered in detail the price and non-price terms of both the EXOR Proposal and the superseding EXOR Offer and concluded the EXOR Offer, the price of which EXOR subsequently confirmed would not be increased, was not in the best interests of PartnerRe including PartnerRe’s shareholders. The PartnerRe board of directors concluded acting honestly and in good faith with a view to the best interests of PartnerRe EXOR’s final offer of $137.50 per common share:

•	significantly undervalued PartnerRe and failed to adequately compensate PartnerRe’s shareholders for the strength of the PartnerRe balance sheet, expected growth of tangible book value per share between December 31, 2014 and the closing of a potential transaction with EXOR and did not include a control premium for or adequately value the PartnerRe franchise (please see “The Amalgamation—PartnerRe’s Reasons for the Amalgamation and Recommendation of PartnerRe’s Board of Directors—Price of the EXOR Proposal” with respect to the EXOR Proposal and “—Updated EXOR Offer” with respect to the EXOR Offer);

•	undervalues the PartnerRe business by comparison to the benefits of the amalgamation with AXIS;

•	failed to adequately compensate PartnerRe’s shareholders for the delay and associated risk inherent in any acquisition by EXOR, which would be expected to involve a significantly longer time period to closing compared to the amalgamation (please see “The Amalgamation—PartnerRe’s Reasons for the Amalgamation and Recommendation of PartnerRe’s Board of Directors—Protracted Timing Associated with the EXOR Proposal” with respect to the EXOR Proposal and “—Updated EXOR Offer” with respect to the EXOR Offer); and

•	involved high execution risks (please see “The Amalgamation—PartnerRe’s Reasons for the Amalgamation and Recommendation of PartnerRe’s Board of Directors—High Execution Risk Associated with the EXOR Proposal” with respect to the EXOR Proposal and “—Updated EXOR Offer” with respect to the EXOR Offer) including:

•	the absence of an absolute commitment that EXOR, its shareholders and lenders were willing to do everything necessary to obtain regulatory clearances;

•	EXOR’s proposed use of shell entities or entities at a level in the EXOR corporate chain below where EXOR’s material assets are held without providing that it would be accountable for breach or default by such buyer entities or any comfort EXOR and its controlling shareholders would be contractually committed to make the necessary regulatory filings and associated commitments;

•	the absence of an EXOR commitment to assume the risk of the termination fees of up to $315 million associated with the AXIS transaction if the EXOR transaction were not to close for any reason;

•	the absence of a customary reverse termination fee to incentivize EXOR to obtain necessary regulatory approvals and to compensate PartnerRe in those circumstances; and

•	the possibility of adopting deal protection provisions that would be unacceptable for an all cash acquisition.

Please see the section of this joint proxy statement/prospectus titled “The Amalgamation—PartnerRe’s Reasons for the Amalgamation and Recommendation of PartnerRe’s Board of Directors” for more information.

Q: Who should PartnerRe or AXIS shareholders contact with any additional questions?

A: If you are an AXIS shareholder and you have additional questions about the amalgamation or you would like additional copies of this joint proxy statement/prospectus or assistance voting your shares, you should contact MacKenzie Partners, Inc. at:

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

Toll Free: (800) 322-2885

If you are a PartnerRe shareholder and you have additional questions about the amalgamation or you would like additional copies of this joint proxy statement/prospectus or assistance voting your shares, you should contact Innisfree M&A Incorporated at:

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (877) 825-8971

Banks and Brokers may call collect: (212) 750-5833

Q: Where can I find more information about the companies?

A: You can find more information about PartnerRe and AXIS in the documents described under the section of this joint proxy statement/prospectus titled “Where You Can Find More Information.”

SUMMARY

This summary highlights the material information in this joint proxy statement/prospectus. To fully understand PartnerRe’s and AXIS’ proposals and for a more complete description of the legal terms of the amalgamation, you should carefully read this entire joint proxy statement/prospectus, including the annexes and documents incorporated by reference herein, and the other documents to which PartnerRe and AXIS have referred you. For information on how to obtain the documents that are on file with the SEC, please see the section of this joint proxy statement/prospectus titled “Where You Can Find More Information.”

PartnerRe AXIS Capital Limited

Pursuant to the amalgamation agreement and the statutory amalgamation agreement, at the effective time, PartnerRe and AXIS will amalgamate with PartnerRe AXIS Capital Limited continuing thereafter as a Bermuda exempted company, with all the rights, properties, liabilities and obligations of PartnerRe and AXIS. The amalgamated company will be a significant global specialty insurance and reinsurance company. The amalgamated company will have a substantial global presence and capabilities across a broad range of business lines, with gross premiums written expected to be in excess of $10 billion, total capital greater than $14 billion and cash and invested assets of approximately $31 billion.

The board of directors of the amalgamated company will consist of seven directors initially designated by AXIS and seven directors initially designated by PartnerRe. The initial directors of the amalgamated company will be Jean-Paul L. Montupet (Chairman of the board of directors), Albert A. Benchimol (Chief Executive Officer), Michael A. Butt (Chairman Emeritus of the board of directors), Charles A. Davis, Robert L. Friedman, Christopher V. Greetham, Roberto Mendoza, Debra J. Perry, Thomas C. Ramey, Rémy Sautter, Henry B. Smith, Kevin M. Twomey, Egbert Willam and David Zwiener.

The amalgamated company’s management team will be drawn from the existing PartnerRe and AXIS management teams, and the combined management team will be led by Albert Benchimol, AXIS’ current President and Chief Executive Officer, who will serve as President and Chief Executive Officer of the amalgamated company; Joseph Henry, currently Chief Financial Officer of AXIS, who will continue in this role as Chief Financial Officer of the amalgamated company; William Babcock, currently Chief Financial Officer of PartnerRe, who will serve as Deputy Chief Financial Officer and Lead Integration Officer of the amalgamated company and will assume the role of Chief Financial Officer of the amalgamated company upon the retirement of Mr. Henry in July 2016; Emmanuel Clarke, currently Chief Executive Officer of PartnerRe Global, who will serve as Chief Executive Officer of Reinsurance of the amalgamated company; Peter Wilson, currently Chief Executive Officer of AXIS Insurance, who will serve as Chief Executive Officer of Insurance of the amalgamated company; Chris DiSipio, currently Chief Executive Officer of AXIS Accident and Health, who will serve as Chief Executive Officer of Life, Accident and Health of the amalgamated company; and John (Jay) Nichols, currently Chief Executive Officer of AXIS Re, who will serve as Executive Vice President of Strategic Business Development and Capital Solutions of the amalgamated company.

Following the closing of the amalgamation, we anticipate that the amalgamated company will (subject to approval of its shareholders and the Registrar of Companies in Bermuda) change its name, adopt a new NYSE symbol for its common shares, and register a new trade name and logo that reflect the key attributes of the amalgamated company.

PartnerRe

PartnerRe provides reinsurance on a worldwide basis through its principal wholly owned subsidiaries, including Partner Reinsurance Company Ltd., Partner Reinsurance Europe SE and Partner Reinsurance Company

of the U.S. Risks reinsured include, but are not limited to, property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, multiline and other lines, mortality, longevity and health and alternative risk products. PartnerRe’s alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis. PartnerRe is an exempted limited liability company incorporated under the laws of Bermuda, with its principal executive offices located at 90 Pitts Bay Road, Pembroke HM 08, Bermuda. Its telephone number is (441) 292-0888.

For additional information about PartnerRe and its business, including how to obtain the documents that PartnerRe has filed with the SEC, see the section of this joint proxy statement/prospectus titled “Where You Can Find More Information.”

AXIS

AXIS provides specialty lines insurance and reinsurance on a worldwide basis through its operating subsidiaries which include AXIS Specialty Limited, AXIS Specialty Europe SE, AXIS Re SE, AXIS Insurance Company, AXIS Reinsurance Company and AXIS Surplus Insurance Company. AXIS’ specialty insurance lines of business include property, marine, terrorism, aviation, credit and political risk, professional lines, liability and accident and health. AXIS’ reinsurance lines of business include catastrophe, property, professional lines, credit and surety, motor, liability, engineering, agriculture and other lines. AXIS’ reinsurance business also includes, primarily derivative based, risk management products designed to address weather and commodity price risks. AXIS has operating subsidiaries and branch networks based in Bermuda, the United States, Europe, Singapore, Canada and Australia. AXIS also maintains marketing offices in Brazil, France and Spain. AXIS is an exempted company with limited liability incorporated under the laws of Bermuda with its principal executive offices located at 92 Pitts Bay Road, Pembroke HM 08, Bermuda. Its telephone number is (441) 496-2600.

For additional information about AXIS and its business, including how to obtain the documents that AXIS has filed with the SEC, see the section of this joint proxy statement/prospectus titled “Where You Can Find More Information.”

Risk Factors

You should carefully consider the risks described in the section of this joint proxy statement/prospectus titled “Risk Factors” before deciding whether to vote for approval of the amalgamation proposal. These risks include:

•	risks relating to the amalgamation;

•	risks related to the amalgamated company following consummation of the amalgamation;

•	other risks related to PartnerRe; and

•	other risks related to AXIS.

The Amalgamation

Upon the terms and subject to the conditions of the amalgamation agreement and the statutory amalgamation agreement, PartnerRe and AXIS will amalgamate with PartnerRe AXIS Capital Limited continuing as a Bermuda exempted company with limited liability. At the effective time, the amalgamated company will continue with all the rights, properties, liabilities and obligations of PartnerRe and AXIS. The closing of the amalgamation is expected to occur on the third business day after the satisfaction or waiver of all closing conditions set forth in the amalgamation agreement, unless otherwise agreed in writing by the parties. The effective time of the amalgamation will be upon the issuance of the certificate of amalgamation by the

Registrar of Companies in Bermuda or such other time as the certificate of amalgamation may provide. The PartnerRe AXIS Capital Limited common shares are expected to trade on the NYSE, subject to the official notice of issuance. Approval of this listing is a condition to the consummation of the amalgamation.

Based on the estimated number of PartnerRe common shares and AXIS common shares that will be issued and outstanding immediately prior to the consummation of the amalgamation, it is estimated that, on a fully diluted basis, following the closing of the amalgamation current PartnerRe shareholders will own approximately 51.5% of the amalgamated company and current AXIS shareholders will own approximately 48.5% of the amalgamated company.

Amalgamation Consideration

At the effective time, (i) each PartnerRe common share issued and outstanding immediately prior to the effective time will be converted into the right to receive 2.18 PartnerRe AXIS Capital Limited common shares, together with any cash payable in lieu of any fractional PartnerRe AXIS Capital Limited common share, and (ii) each AXIS common share issued and outstanding immediately prior to the effective time will be converted into the right to receive one PartnerRe AXIS Capital Limited common share.

In addition, each holder of record of PartnerRe common shares issued and outstanding immediately prior to the effective time shall be entitled to receive a special dividend of $11.50 per PartnerRe common share. No special dividend will be paid with respect to AXIS common shares, AXIS preferred shares or PartnerRe preferred shares. AXIS shareholders who do not also hold PartnerRe common shares immediately prior to the effective time will not be entitled to receive the special dividend. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Registrar of Companies for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Registrar of Companies.

At the effective time, each PartnerRe preferred share and each AXIS preferred share issued and outstanding immediately prior to the effective time will continue as a preferred share of the amalgamated company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such PartnerRe preferred shares or AXIS preferred shares, respectively.

The Amalgamation Agreement

A conformed copy of the amalgamation agreement, which includes the amendments thereto, is included as Annex A to this joint proxy statement/prospectus. We encourage you to read the entire amalgamation agreement carefully because it is the principal document governing the amalgamation. For more information on the amalgamation agreement, see the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement.”

The Special General Meetings

The PartnerRe special general meeting will take place at 9:00 a.m., Atlantic time, on July 24, 2015, at PartnerRe’s offices at 90 Pitts Bay Road, Pembroke HM 08 Bermuda. At the PartnerRe special general meeting, the holders of PartnerRe preferred shares will be asked to consider and vote only on Proposal 1 and Proposal 3 below and the holders of PartnerRe common shares will be asked to consider and vote on all of the following proposals:

•	Proposal 1: to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation;

•	Proposal 2: on an advisory (nonbinding) basis, to approve the compensation that may be paid or become payable to PartnerRe’s named executive officers in connection with the amalgamation; and

•	Proposal 3: approve the adjournment of the special general meeting, if necessary or appropriate, to solicit additional proxies, if there are insufficient votes to approve the amalgamation proposal at such special general meeting.

The AXIS special general meeting will take place at 9:00 a.m., Atlantic time, on July 24, 2015, at AXIS’ offices at 92 Pitts Bay Road, Pembroke HM 08 Bermuda. At the AXIS special general meeting, the holders of AXIS preferred shares will be asked to consider and vote only on Proposal 2 and Proposal 4 below and the holders of AXIS common shares will be asked to consider and vote on all of the following proposals:

•	Proposal 1: to approve amending the AXIS bye-laws by inserting the words “(including for the purposes of Section 106(4A) of the Act)” after the first mention of the word “business” in bye-law 38 (Quorum for general meetings) and after the word “meeting” in subparagraph (1) of bye-law 43 (Voting at meetings);

•	Proposal 2: to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation;

•	Proposal 3: on an advisory (nonbinding) basis, to approve the compensation that may be paid or become payable to AXIS’ named executive officers in connection with the amalgamation; and

•	Proposal 4: to approve the adjournment of the special general meeting, if necessary or appropriate, to solicit additional proxies, if there are insufficient votes to approve the amalgamation proposal at such special general meeting.

PartnerRe Record Date and Voting by PartnerRe Directors and Executive Officers

Only PartnerRe shareholders of record, as shown on PartnerRe’s register of members, at the close of business on May 18, 2015, the record date for the special general meeting, will be entitled to notice of, and to vote at, the special general meeting or any adjournment or postponement thereof. As of May 18, 2015, the record date for the special general meeting, there were 47,776,723 PartnerRe common shares issued and outstanding and 34,150,000 PartnerRe preferred shares issued and outstanding. As of the same date, PartnerRe directors, executive officers and their affiliates had the right to vote 863,183 PartnerRe common shares, including any exercisable PartnerRe share options and share appreciation rights, representing approximately 1.8% of the total PartnerRe common shares issued and outstanding. PartnerRe currently expects that all of its directors and executive officers will vote “FOR” each proposal on the WHITE proxy card.

PartnerRe Quorum

The quorum required at the commencement of the PartnerRe special general meeting to consider the proposals is the presence in person or by proxy of the holders of shares representing not less than 25% of the shares in the capital of PartnerRe (including fractions of a share) at the record date. The quorum required specifically to consider the amalgamation proposal shall be the same.

PartnerRe Required Vote

The holders of PartnerRe preferred shares will be entitled to vote on only the amalgamation proposal and the adjournment proposal, whereas the holders of PartnerRe common shares will be entitled to vote on all of the proposals. The affirmative vote of the majority of the votes cast at the PartnerRe special general meeting, at which a quorum under the PartnerRe bye-laws is present, is required to approve each matter to be acted on, including the amalgamation proposal and any adjournment proposal. Each PartnerRe share, including the

PartnerRe preferred shares, will carry the right to approve and adopt the amalgamation proposal. Each PartnerRe share, including the PartnerRe preferred shares, will carry the right to vote on the adjournment proposal. The vote required for each of the proposals is set forth under the description of each proposal in the section of this joint proxy statement/prospectus titled “The PartnerRe Special General Meeting—Proposals to be Submitted to PartnerRe Shareholders; Voting Requirements and Recommendations” for more information.

PartnerRe Voting Securities

Each PartnerRe common share entitles the holder of record to one vote for each proposal voted on at the PartnerRe special general meeting or any adjournment thereof. Each PartnerRe preferred share entitles the holder of record to one vote on each of the amalgamation proposal and the adjournment proposal. In accordance with PartnerRe’s bye-laws, if any shareholder is deemed to be a Ten Percent Shareholder (as such term is defined in the PartnerRe bye-laws) then the votes conferred by the Controlled Shares (as such term is defined in the PartnerRe bye-laws) are reduced and are automatically reduced in the future and such shares shall be entitled to less than one vote for each share held by the Ten Percent Shareholder.

PartnerRe Abstentions and “Broker Non-Votes”

Abstentions and, if applicable, “broker non-votes” will be counted toward the presence of a quorum at the special general meeting, but will not be considered votes cast on any proposal brought before the special general meeting. Because the vote required to approve the proposals to be voted upon at the special general meeting is the affirmative vote of the specified required percentage of the votes cast assuming a quorum is present, an abstention or, if applicable, a “broker non-vote” with respect to any proposal to be voted on at the special general meeting will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting.

AXIS Record Date and Voting by AXIS Directors and Executive Officers

Only AXIS shareholders of record, as shown on AXIS’ register of members, at the close of business on May 18, 2015, the record date for the special general meeting, will be entitled to notice of, and to vote at, the AXIS special general meeting or any adjournment or postponement thereof. As of May 18, 2015, there were 100,891,695 AXIS common shares and 25,028,430 AXIS preferred shares issued and outstanding. As of the same date, AXIS directors, executive officers and their affiliates had the right to vote 1,882,505 AXIS common shares, representing approximately 1.9% of the total AXIS common shares issued and outstanding. AXIS currently expects that all of its directors and executive officers will vote “FOR” each proposal on the AXIS proxy card.

AXIS Quorum

The quorum required at the commencement of the AXIS special general meeting to consider the proposals other than the amalgamation proposal and the adjournment proposal is two or more persons present in person and representing in person or by proxy shares representing more than 50% of the aggregate voting power of AXIS common shares as of the record date. Each AXIS preferred share and common share carries the right to vote on the amalgamation proposal and accordingly, if the bye-law amendment proposal is approved, then in accordance with the amended AXIS bye-laws, the quorum required at the AXIS special general meeting to consider the amalgamation proposal is two or more persons present in person and representing in person or by proxy shares representing more than 50% of the aggregate voting power of all AXIS shares as of the record date. If the bye-law amendment proposal is not approved, then in accordance with the Companies Act, the quorum required at the AXIS special general meeting to consider the amalgamation proposal is at least two persons present at least holding or representing by proxy more than one-third of the issued shares of AXIS as of the record date. Each

AXIS preferred share and common share carries the right to vote on the adjournment proposal and accordingly the quorum required at the AXIS special general meeting to consider the adjournment proposal is two or more persons present in person and representing in person or by proxy shares representing more than 50% of the aggregate voting power of all AXIS shares as of the record date. Please see the section of this joint proxy statement/prospectus titled “The AXIS Special General Meeting—Quorum.”

AXIS Required Vote

The holders of AXIS preferred shares will be entitled to vote on only the amalgamation proposal and the adjournment proposal, whereas the holders of AXIS common shares will be entitled to vote on all of the proposals. The affirmative vote of a majority of the votes cast, by the holders of AXIS common shares, at the AXIS special general meeting at which a quorum under AXIS’ bye-laws is present, is required to approve the bye-law amendment proposal, which will become effective immediately if so approved. Each AXIS preferred share and common share carries the right to vote on the amalgamation proposal and, if the bye-law amendment proposal is approved, the affirmative vote of a majority of the votes cast, at the AXIS special general meeting at which a quorum under AXIS’ amended bye-laws is present, will be required to approve and adopt the amalgamation proposal. If the bye-law amendment proposal is not approved, then in accordance with the Companies Act, the affirmative vote of 75% of the votes cast, at the AXIS special general meeting at which a quorum consisting of two or more persons at least holding or representing by proxy more than one-third of the issued shares of AXIS is present, will be required to approve and adopt the amalgamation proposal. The affirmative vote of a majority of votes cast at the AXIS special general meeting at which a quorum under AXIS’ bye-laws is present is required to approve each other matter to be considered, including any adjournment proposal. Each AXIS preferred share and common share carries the right to vote on the adjournment proposal. Please see the description in the section of this joint proxy statement/prospectus titled “Questions and Answers About the Amalgamation and the Special General Meetings—Who is entitled to vote at the special general meetings?”. The vote required for each of the proposals is set forth under the description of each proposal in the section of this joint proxy statement/prospectus titled “Proposals to Be Submitted to AXIS Shareholders; Voting Requirements and Recommendations.”

AXIS Voting Securities

Except as set forth in AXIS’ bye-laws, each AXIS common share entitles the holder of record to one vote on each proposal voted on at the AXIS special general meeting. Each AXIS preferred share entitles the holder of record to one vote on each of the amalgamation proposal and the adjournment proposal. In accordance with AXIS’ bye-laws, shareholders whose shares constitute 9.5% or more of the voting power of AXIS’ common shares are entitled to less than one vote for each common share held by them, but only in the event that a U.S. shareholder, as defined in AXIS’ bye-laws, owning 9.5% or more of AXIS’ common shares is first determined to exist. AXIS will notify any shareholder whose voting power is reduced prior to the AXIS special general meeting.

AXIS Abstentions and Broker Non-Votes

Abstentions and, if applicable, “broker non-votes” will be counted toward the presence of a quorum at the AXIS special general meeting, but will not be considered votes cast on any proposal brought before the special general meeting. Because the vote required to approve the proposals to be voted upon at the special general meeting is the affirmative vote of the specified required percentage of the votes cast assuming a quorum is present, an abstention or, if applicable, a “broker non-vote” with respect to any proposal to be voted on at the AXIS special general meeting will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting.

Recommendations of the PartnerRe Board of Directors

The PartnerRe board of directors has unanimously (1) determined that the amalgamation, on the terms and conditions set forth in the amalgamation agreement, is fair to, and in the best interests of, PartnerRe, (2) approved the amalgamation agreement, the statutory amalgamation agreement and the transactions contemplated thereby and (3) resolved that the amalgamation proposal be submitted to the PartnerRe shareholders for their consideration at the PartnerRe special general meeting. Accordingly, the PartnerRe board of directors unanimously recommends that PartnerRe shareholders vote (1) “FOR” the amalgamation proposal and (2) “FOR” the other proposals described in this joint proxy statement/prospectus in respect of which they are entitled to vote.

Recommendations of the AXIS Board of Directors

The AXIS board of directors has unanimously (1) determined that the bye-law amendment is advisable to and in the best interests of AXIS, and authorized and approved the bye-law amendment, (2) resolved that the bye-law amendment proposal and the amalgamation proposal be submitted to the AXIS shareholders for their consideration at the AXIS special general meeting, (3) determined that the amalgamation, on the terms and conditions set forth in the amalgamation agreement, is fair to, and in the best interests of, AXIS, and (4) approved the amalgamation agreement, the statutory amalgamation agreement and the transactions contemplated thereby. Accordingly, the AXIS board of directors unanimously recommends that AXIS shareholders vote (1) “FOR” the bye-law amendment proposal, (2) “FOR” the amalgamation proposal and (3)  “FOR” the other proposals described in this joint proxy statement/prospectus in respect of which they are entitled to vote.

Opinion of Financial Advisor for PartnerRe

On January 25, 2015, Credit Suisse Securities (USA) LLC (“Credit Suisse”) rendered its oral opinion to the PartnerRe board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the PartnerRe board of directors dated the same date) to the fairness, from a financial point of view and as of the date of such opinion, to the holders of PartnerRe common shares of the PartnerRe exchange ratio provided for in the amalgamation.

The full text of Credit Suisse’s written opinion, dated January 25, 2015, to the PartnerRe board of directors, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse in connection with such opinion, is attached to this joint proxy statement/prospectus as Annex B and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The description of Credit Suisse’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the PartnerRe board of directors (in its capacity as such) for its information in connection with its evaluation of the fairness of the PartnerRe exchange ratio from a financial point of view to holders of PartnerRe common shares and did not address any other aspect of the amalgamation, including the relative merits of the amalgamation as compared to alternative transactions or strategies that might be available to PartnerRe or the underlying business decision of PartnerRe to proceed with the amalgamation. Credit Suisse’s opinion does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the amalgamation or otherwise. Pursuant to a general engagement letter originally entered into in December 2011, which was subsequently supplemented in May 2014 in connection with services provided by Credit Suisse in connection with PartnerRe’s consideration of a potential transaction in 2014, and then further amended in connection with services provided in relation to the amalgamation, PartnerRe has agreed to pay Credit Suisse for its financial advisor services to PartnerRe in connection with these engagements an aggregate fee of $28.0 million for its services, $750,000 of which has already been paid, a further portion of which was payable upon delivery of Credit Suisse’s opinion and approximately $25.5 million of which is contingent upon consummation of the amalgamation. PartnerRe also may, in its sole discretion, pay to Credit Suisse an additional fee of up to $2.0 million. In addition, PartnerRe has agreed to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to Credit Suisse’s engagement.

Opinion of Financial Advisor for AXIS

Goldman, Sachs & Co. (“Goldman Sachs”) delivered its opinion to the AXIS board of directors that, as of May 3, 2015 and based upon and subject to the factors and assumptions set forth therein, and taking into account the special dividend, the AXIS exchange ratio pursuant to the amalgamation agreement was fair from a financial point of view to the holders (other than PartnerRe and its affiliates) of AXIS common shares.

The full text of the written opinion of Goldman Sachs, dated May 3, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of the AXIS board of directors in connection with its consideration of the amalgamation. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of AXIS common shares should vote with respect to such amalgamation or any other matter. Pursuant to an engagement letter between AXIS and Goldman Sachs, AXIS has agreed to pay Goldman Sachs a transaction fee of $19.5 million, all of which is payable upon consummation of the amalgamation.

Conditions to Closing

Closing of the amalgamation is subject to the satisfaction or waiver by each of PartnerRe and AXIS of certain customary conditions, including, without limitation:

•	approval of the amalgamation agreement, the statutory amalgamation agreement and the amalgamation by PartnerRe and AXIS shareholders;

•	the PartnerRe AXIS Capital Limited common shares to be issued in the amalgamation having been approved for listing on the NYSE, subject to official notice of issuance;

•	all transaction approvals having been obtained or the applicable waiting periods having been terminated or expired, in each case, without causing a regulatory material adverse effect (which is described in the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Efforts to Complete the Amalgamation”);

•	the absence of any law, regulation, order or injunction prohibiting the amalgamation;

•	the registration statement on Form S-4 (of which this joint proxy statement/prospectus forms a part) having been declared effective by the SEC;

•	the accuracy of the representations and warranties made by the parties in the amalgamation agreement, subject to the materiality standards provided therein;

•	the performance in all material respects by each party of its obligations required to be performed by it under the amalgamation agreement at or prior to the closing; and

•	certain other conditions to closing, all of which are described in greater detail in the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Conditions to Consummation of the Amalgamation.”

Consents and Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), PartnerRe and AXIS cannot consummate the amalgamation until PartnerRe and AXIS have notified the Antitrust Division and the

Federal Trade Commission (the “FTC”) of the amalgamation and furnished them with certain information and materials relating to the amalgamation and the applicable waiting period has terminated or expired. PartnerRe and AXIS filed the required notifications with the Antitrust Division and the FTC on March 3, 2015 and received early termination of the waiting period on March 23, 2015. Antitrust and competition filings have also been made and the applicable waiting periods have expired or been terminated or approvals have been obtained in the United States, the European Union, Canada, Colombia, Turkey, Russia and Ukraine, and clearance under the Australian Foreign Investment Review Board has been received. All antitrust approvals required to consummate the amalgamation have been obtained.

Additionally, the amalgamation is conditioned upon the receipt or consummation of authorizations, consents, approvals of or declarations or filings with certain U.S. and foreign insurance and other regulatory authorities, including the California Insurance Department, the Connecticut Insurance Department, the Delaware Insurance Department, the Illinois Insurance Department, the New York Department of Financial Services, and the Ohio Department of Insurance, as well as regulators located in Australia, Bermuda, Canada, Ireland, Singapore and the United Kingdom. Approvals have been received from certain of the regulators in Australia, Bermuda, and the United Kingdom. The other U.S. and foreign insurance approvals have not yet been issued. The transaction approvals and consents required to consummate the amalgamation are described in greater detail in the sections of this joint proxy statement/prospectus titled “The Amalgamation—Regulatory Clearances Required for the Amalgamation” and “Regulatory Matters.”

Restrictions on Solicitation of Takeover Proposals by PartnerRe and AXIS; Requirement to Submit to Vote

In the amalgamation agreement, PartnerRe and AXIS have agreed not to solicit proposals relating to certain alternative transactions or, except as described below, engage in discussions or negotiations with respect to, or provide non-public information to any person in connection with, any proposal for an alternative transaction. If PartnerRe or AXIS, as the case may be, receives a written unsolicited bona fide proposal relating to an alternative transaction that the respective board of directors has determined in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a superior proposal (as defined in the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—No Solicitation of Acquisition Proposals”) or could reasonably be expected to result in a superior proposal, then PartnerRe or AXIS, as applicable, may, subject to certain conditions, furnish non-public information to the third party making the proposal for an alternative transaction and engage in discussions or negotiations with the third-party with respect to the proposal for an alternative transaction.

Prior to the closing of the amalgamation, the PartnerRe or AXIS board of directors may not withdraw, withhold, modify, or qualify, in a manner adverse to the other party, its recommendation that its shareholders approve the amalgamation proposal, subject to certain limited exceptions with respect to a “superior proposal.” Even if the board of directors of PartnerRe or AXIS has made a change of recommendation, PartnerRe or AXIS, as the case may be, is still required to call and hold its respective special general meeting for the purpose of obtaining the requisite shareholder vote in connection with the amalgamation.

For a more detailed description of the restrictions on solicitation of takeover proposals by PartnerRe and AXIS and the ability of the PartnerRe or AXIS board of directors to change its recommendation, see the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—No Solicitation of Acquisition Proposals.”

Termination of the Amalgamation Agreement

The amalgamation agreement may be terminated at any time before the effective time by mutual written consent of AXIS and PartnerRe and, subject to certain limitations described in the amalgamation agreement, by either AXIS or PartnerRe by notice to the other party, if any of the following occurs:

•	the amalgamation has not been consummated by January 25, 2016 (the “end date”);

•	the approval of the amalgamation proposal is not obtained at either of the respective special general meetings;

•	any law, regulation, order or injunction prohibiting the consummation of the amalgamation is in effect and becomes final and nonappealable; or

•	there has been a material breach by the other party of its representations, warranties, covenants or agreements contained in the amalgamation agreement, which breach would result in the failure of certain closing conditions to be satisfied on or prior to the end date, and such breach is not cured within 30 business days following detailed written notice to the breaching party.

Prior to PartnerRe obtaining the requisite vote of the PartnerRe shareholders, AXIS may terminate the amalgamation agreement, among other things, if the PartnerRe board of directors effects a change of recommendation or if PartnerRe materially breaches its non-solicitation obligations or its obligations to convene the PartnerRe special general meeting.

Prior to AXIS obtaining the requisite vote of the AXIS shareholders, PartnerRe may terminate the amalgamation agreement, among other things, if the AXIS board of directors effects a change of recommendation or if AXIS materially breaches its non-solicitation obligations or its obligations to convene the AXIS special general meeting.

For a more detailed description of termination rights under the amalgamation agreement, see the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Termination of the Amalgamation Agreement.”

Effect of Termination; Termination Related Fees

PartnerRe will be obligated to pay a termination fee of $280 million (the “termination fee”) to AXIS or its designee:

•	following termination of the amalgamation agreement for any reason pursuant to the provisions described under “The Amalgamation Agreement—Termination of the Amalgamation Agreement—Termination by AXIS”; or

•	if AXIS terminates the amalgamation agreement because: (i) PartnerRe materially breaches its representations, warranties, covenants or agreements so that the related closing condition would not be satisfied; or (ii) the end date is reached, in each case following the public announcement of an acquisition proposal with respect to PartnerRe, and within 12 months after the date of such termination PartnerRe enters into an agreement with respect to or consummates a business combination (as defined in the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Effect of Termination; Liability for Breach”).

AXIS will be obligated to pay the termination fee to PartnerRe or its designee:

•	following termination of the amalgamation agreement for any reason pursuant to the provisions described under “The Amalgamation Agreement—Termination of the Amalgamation Agreement—Termination by PartnerRe”; or

•	if PartnerRe terminates the amalgamation agreement because: (i) AXIS materially breaches its representations, warranties, covenants or agreements so that the related closing condition would not be satisfied; or (ii) the end date is reached, in each case following the public announcement of an acquisition proposal with respect to AXIS, and within 12 months after the date of such termination AXIS enters into an agreement with respect to or consummates a business combination.

PartnerRe will be obligated to pay the no approval fee of $55 million to AXIS if either party has terminated the amalgamation agreement because the required PartnerRe shareholder approval has not been obtained (and if AXIS is the terminating party, the required AXIS shareholder approval has been obtained or such vote has not yet been taken). AXIS will be obligated to pay the no approval fee of $55 million to PartnerRe if either party has terminated the amalgamation agreement because the required AXIS shareholder approval has not been obtained (and if PartnerRe is the terminating party, the required PartnerRe shareholder approval has been obtained or such vote has not yet been taken).

When the termination fee or the no approval fee is payable, the party liable for the termination fee or no approval fee will also be obligated to reimburse the other party for such party’s out of pocket fees, costs and expenses in connection with the amalgamation in an amount not to exceed $35 million.

For a more detailed description of the effects of termination and the termination related fees, see the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Effect of Termination; Liability for Breach.”

Treatment of PartnerRe’s Equity Awards

Treatment of PartnerRe Share Options and Share Appreciation Rights

At the effective time each outstanding PartnerRe share option will be treated in accordance with its terms and converted into an option to purchase, on the same terms and conditions as the PartnerRe share option, a number of PartnerRe AXIS Capital Limited common shares that is equal to the number of PartnerRe common shares subject to the PartnerRe share option multiplied by the PartnerRe exchange ratio, at an exercise price per PartnerRe AXIS Capital Limited common share equal to the exercise price per share of PartnerRe common share subject to the PartnerRe share option divided by the PartnerRe exchange ratio. Each outstanding PartnerRe share appreciation right will be treated in accordance with its terms and converted into a share appreciation right, on the same terms and conditions as such PartnerRe share appreciation right, for a number of PartnerRe AXIS Capital Limited common shares equal to the number of PartnerRe common shares subject to such PartnerRe share appreciation right multiplied by the PartnerRe exchange ratio, at an exercise price per PartnerRe AXIS Capital Limited common share equal to the exercise price per PartnerRe common share subject to such PartnerRe share appreciation right divided by the PartnerRe exchange ratio. In connection with the special dividend, the applicable exercise price or strike price, and, if applicable, the number of PartnerRe common shares underlying, each PartnerRe share option and PartnerRe share appreciation right will be equitably adjusted, in accordance with the terms and conditions of PartnerRe’s equity compensation plans, to reflect the payment of the special dividend.

Treatment of PartnerRe Other Share-Based Awards

At the effective time, each other share-based award granted by PartnerRe which under its terms becomes fully vested and settled as of the effective time will vest and be settled in accordance with its terms (and any such performance share units will vest and settle as if the maximum performance were achieved) and each PartnerRe common share delivered in settlement thereof will be eligible to receive the consideration for a PartnerRe common share described above. Each other share-based award granted by PartnerRe which is not vested as of the effective time will be converted into an award, on the same terms and conditions as such PartnerRe share-based award, with respect to a number of PartnerRe AXIS Capital Limited common shares equal to the number of PartnerRe common shares underlying such PartnerRe share-based award multiplied by the PartnerRe exchange ratio. In connection with the special dividend, each holder of a PartnerRe other share-based award will be entitled to a cash payment equal to the value of the special dividend in respect of each PartnerRe common share underlying such PartnerRe other share-based award (with the number of PartnerRe common shares underlying each performance share unit determined as if the maximum performance were achieved), subject to and in accordance with the terms of the applicable grant or award agreement.

Treatment of AXIS’ Equity Awards

Treatment of AXIS Restricted Shares

At the effective time, each AXIS restricted share award will be converted into an award, on the same terms and conditions as such AXIS restricted share award (including applicable vesting requirements), with respect to a number of PartnerRe AXIS Capital Limited common shares equal to the number of AXIS common shares subject to such AXIS restricted share award. Notwithstanding the foregoing, certain AXIS restricted share awards granted in 2014 will become fully vested as of the effective time.

Treatment of AXIS Other Share-Based Awards

At the effective time, each other share-based award granted by AXIS will be converted into an award, on the same terms and conditions as such AXIS share-based award (including applicable vesting requirements), with respect to a number of PartnerRe AXIS Capital Limited common shares equal to the number of AXIS common shares underlying such AXIS share-based award. Notwithstanding the foregoing, certain AXIS other share-based awards granted in 2014 will become fully vested as of the effective time.

Interests of PartnerRe’s Directors and Executive Officers in the Amalgamation

The directors and executive officers of PartnerRe will have interests in the amalgamation that may be different from or in addition to those of PartnerRe shareholders generally. These interests include the treatment in the amalgamation of PartnerRe shares, outstanding PartnerRe equity compensation awards and certain grants that may be made prior to the consummation of the amalgamation, severance arrangements, retirement plan arrangements and other rights that may be held by PartnerRe’s directors and executive officers, and the indemnification of current and former PartnerRe directors and officers by the amalgamated company. These interests may present such executive officers and directors with actual or potential conflicts of interest. The PartnerRe board of directors was aware of and considered these differing interests and potential conflicts, among other matters, in evaluating and negotiating the amalgamation agreement with AXIS and in recommending that the PartnerRe shareholders approve the proposals to be voted upon at the PartnerRe special general meeting. For a more detailed discussion, see the section of this joint proxy statement/prospectus titled “The Amalgamation—Interests of PartnerRe’s Directors and Executive Officers in the Amalgamation.”

Interests of AXIS’ Directors and Executive Officers in the Amalgamation

The directors and executive officers of AXIS will have interests in the amalgamation that may be different from or in addition to those of AXIS shareholders generally. These interests include the treatment in the amalgamation of AXIS shares, outstanding AXIS equity compensation awards and certain grants that may be made prior to the consummation of the amalgamation, severance arrangements, retirement plan arrangements and other rights that may be held by AXIS’ directors and executive officers, and the indemnification of current and former AXIS directors and officers by the amalgamated company. These interests may present such executive officers and directors with actual or potential conflicts of interest. The AXIS board of directors was aware of and considered these differing interests and potential conflicts, among other matters, in evaluating and negotiating the amalgamation agreement with PartnerRe and in recommending that the AXIS shareholders approve the proposals to be voted upon at the AXIS special general meeting. For a more detailed discussion, see the section of this joint proxy statement/prospectus titled “The Amalgamation—Interests of AXIS’ Directors and Executive Officers in the Amalgamation.”

Dividends, Distributions and Share Repurchases

Each of PartnerRe and AXIS customarily pays a quarterly cash dividend on their respective common shares. Under the terms of the amalgamation agreement, prior to the effective time, PartnerRe and AXIS are each permitted to declare and pay ordinary course quarterly cash dividends on their respective common shares with record and payment dates consistent with recent past practice. However, during this period, PartnerRe is permitted to increase its quarterly cash dividend to an amount not to exceed $0.70 per share per quarter while AXIS may continue to pay, but not increase, its current quarterly cash dividend of $0.29. During the quarter in which the closing of the amalgamation occurs, PartnerRe and AXIS may pay a pro rata dividend for the period from the first day of such quarter until the day immediately preceding the closing date of the amalgamation.

Under the terms of the amalgamation agreement, at the effective time, each holder of record of a PartnerRe common share immediately prior to the effective time shall be entitled to receive the special dividend. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Registrar of Companies for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Registrar of Companies.

It is currently intended that immediately after the consummation of the amalgamation, PartnerRe AXIS Capital Limited will return $750 million of capital to its common shareholders. It is also currently intended that an additional $2.2 billion of capital will be returned to the common shareholders of PartnerRe AXIS Capital Limited through 2017 through a combination of share repurchases and dividends. These statements with respect to future returns of capital are only statements of current intention and there may be strategic or business reasons why PartnerRe AXIS Capital Limited may ultimately decide to reduce the amount of such capital returns or to not make any such returns of capital at all. There are regulatory and legal restrictions that apply to the return of capital to shareholders by PartnerRe AXIS Capital Limited. Further, as a result of a change in the financial condition or operations of, or the regulatory requirements applicable to PartnerRe AXIS Capital Limited or any of its respective subsidiaries, PartnerRe AXIS Capital Limited may not be able to make the capital returns in the amounts intended or at all. Accordingly, there can be no assurance that PartnerRe AXIS Capital Limited will be able to make these returns of capital.

Material U.S. Federal Income Tax Consequences

The amalgamation is intended to qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to the consummation of the amalgamation that PartnerRe and AXIS each receive an opinion from their respective legal counsel to the effect that the amalgamation will qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Accordingly, a U.S. person that is the beneficial owner of PartnerRe or AXIS common shares generally will not recognize gain or loss upon the exchange of PartnerRe common shares or AXIS common shares for PartnerRe AXIS Capital Limited common shares, except with respect to any cash received in the special dividend or in lieu of a fractional PartnerRe AXIS Capital Limited share.

YOU SHOULD READ THE SECTION OF THIS JOINT PROXY STATEMENT/PROSPECTUS TITLED “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” FOR A MORE DETAILED DISCUSSION OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE AMALGAMATION. TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE AMALGAMATION TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, THE PARTIES URGE YOU TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE AMALGAMATION TO YOU, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Listing of the PartnerRe AXIS Capital Limited Common Shares

The amalgamated company will submit the necessary applications to cause the PartnerRe AXIS Capital Limited common shares to be issued as the amalgamation consideration (save for any cash paid in lieu of fractional shares) to be authorized for listing on the NYSE, subject to official notice of issuance. Approval of this listing is a condition to the consummation of the amalgamation.

Comparison of Shareholder Rights

After the amalgamation, the PartnerRe and AXIS shareholders will become PartnerRe AXIS Capital Limited shareholders and their rights will be governed by the amalgamated company’s memorandum of association and bye-laws. There will be differences between the current rights of PartnerRe and AXIS shareholders and the rights to which such shareholders will be entitled as shareholders of the amalgamated company. See the section of this joint proxy statement/prospectus titled “Comparison of Shareholder Rights” for a discussion of the different rights associated with the PartnerRe AXIS Capital Limited common shares.

Appraisal Rights

Under Bermuda law, PartnerRe and AXIS shareholders have rights of appraisal, pursuant to which those shareholders of AXIS or PartnerRe, as the case may be, who do not vote in favor of the amalgamation proposal and who are not satisfied that they have been offered fair value for their shares will be permitted to apply to the Bermuda Court for an appraisal of the fair value of their respective shares within a certain statutory time frame. See the section of this joint proxy statement/prospectus titled “The Amalgamation—Dissenters’ Rights of Appraisal for PartnerRe and AXIS Shareholders” for a discussion of the appraisal rights of the fair value of the PartnerRe and AXIS common shares and preferred shares.

Accounting Treatment

The transaction will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with AXIS as the acquiring entity. For a more detailed discussion, see the section of this joint proxy statement/prospectus titled “Notes To Preliminary Unaudited Pro Forma Condensed Consolidated Financial Statements—Note 1—Basis of Pro Forma Presentation.”

EXOR Offer

On May 12, 2015, PartnerRe received a binding offer from EXOR S.p.A to acquire all of the outstanding common shares of PartnerRe for $137.50 per share. The PartnerRe board of directors considered in detail the price and non-price terms of the EXOR Offer and concluded that the EXOR Offer was not in the best interests of PartnerRe’s shareholders. In making this decision and electing to reaffirm its recommendation in favor of the amalgamation with AXIS, the PartnerRe board of directors, after consultation with its outside legal counsel and financial advisors, concluded that the EXOR Offer’s price of $137.50 per common share, the price of which EXOR subsequently confirmed it would not consider increasing, significantly undervalued PartnerRe and failed to adequately compensate PartnerRe’s shareholders for the strength of PartnerRe’s balance sheet, expected growth of tangible book value per share between December 31, 2014 and the closing of a potential transaction with EXOR and did not include any control premium or adequately value the PartnerRe franchise. The PartnerRe board of directors also considered that the EXOR Offer failed to adequately compensate PartnerRe’s shareholders for the delay and associated risk inherent in any acquisition by EXOR, which would be expected to involve a significantly longer time period to closing compared to the AXIS transaction.

In addition, although the EXOR Offer addressed some of the execution risks identified during PartnerRe’s prior discussions with EXOR, the PartnerRe board of directors believed that the EXOR Offer continued to pose a high degree of execution risk for PartnerRe’s shareholders. In particular, the EXOR Offer did not include contractual commitments from EXOR or its controlling shareholders to make required filings, an absolute commitment that EXOR, its shareholders and lenders were willing to do everything necessary to obtain regulatory clearances, or a termination fee in the event that EXOR did not obtain such approvals; all buyer entities in the EXOR Proposal appeared to be shell entities or entities at a level in the EXOR corporate chain below where EXOR’s material assets are held and while the purchase price was guaranteed by EXOR, EXOR did not provide that it would be accountable for breach or default by such buyer entities; the deal protection provisions in the EXOR Offer were not appropriate for a cash merger transaction.

Under the terms of the EXOR Offer, if the EXOR transaction were not to close for any reason, PartnerRe shareholders would bear risk of the termination fees of up to $315 million associated with the AXIS transaction, and the EXOR Proposal did not include a commitment to assume that risk.

For additional information about the EXOR Offer and the reasons why the PartnerRe board of directors concluded that the EXOR Offer was not in the best interests of PartnerRe’s shareholders see the section of this joint proxy statement/prospectus titled “PartnerRe’s Reasons for the Amalgamation and Recommendation of PartnerRe’s Board of Directors.”

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information contained or incorporated by reference into this joint proxy statement/prospectus, may include forward-looking statements, both with respect to PartnerRe and AXIS and their industries, that reflect their current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond PartnerRe’s and AXIS’ control. Accordingly, there are or will be important risks and uncertainties that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. PartnerRe and AXIS believe that these risks and uncertainties include, but are not limited to, the following: (1) we are exposed to significant losses from catastrophic events and other exposures that we cover, which we expect to cause significant volatility in our financial results from time to time; (2) the inherent uncertainties in our reserving process, particularly as regards to large catastrophic events and longer tail casualty lines; (3) the frequency and severity of catastrophic and other events which we cover could exceed our estimates and cause losses greater than we expect; (4) the risk of the lowering or loss of any of the financial strength, claims paying or enterprise wide risk management ratings of PartnerRe, AXIS or any of their respective subsidiaries, or changes in the policies or practices of the rating agencies; (5) risks associated with appropriately modeling, pricing for, and contractually addressing new or potential factors in loss emergence; (6) the risk we might be bound to policyholder obligations beyond our underwriting intent, or unable to enforce our own intent in respect of retrocessional arrangements, including in each case due to emerging claims and coverage issues; (7) risks due to reliance on a small and decreasing number of reinsurance brokers and other distribution services for a material portion of our revenue; (8) the risk that our customers may fail to make premium payments due to us, as well as the risk of failures of our reinsurers, brokers or other counterparties to honor their obligations to us, including as regards to large catastrophic events, and also including their obligations to make third-party payments for which we might be liable; (9) a contention by the IRS that any of our Bermuda subsidiaries is subject to U.S. taxation; (10) other risks relating to potential adverse tax developments, including potential changes to the taxation of inter-company or related party transactions; (11) risks relating to adverse legislative developments that could reduce the size of the private markets we serve, or impede their future growth, including proposals to shift U.S. catastrophe risks to federal mechanisms; similar proposals at the state level in the U.S. or failing to implement reforms to reduce such coverage; and the risk that new legislation will be enacted in the international markets we serve which might reduce market opportunities in the private sector, weaken our customers or otherwise adversely impact us, which risks could also be retrospective and could impact business that has already been written and priced; (12) risks relating to the inability, or delay, in the claims paying ability of private market participants, particularly following large catastrophic events, for example hurricanes in the United States, cyclones in Europe, earthquakes in California or Japan, which could weaken or destabilize a particular geographic market and give rise to an unpredictable range of impacts which might be adverse to us, perhaps materially so; (13) risks associated with our investment portfolio, including the risk that our investment assets may fail to yield attractive or even positive results; and the risk that investment managers may breach our investment guidelines, or the inability of such guidelines to mitigate investment risks; (14) risks associated with implementing our business strategies and initiatives; (15) risks associated with potential for loss of services of any one of our key senior officers, and the risk that we fail to attract or retain the executives and employees necessary to manage our business; (16) changes in economic conditions, including interest rate, currency, equity and credit conditions which could affect our investment portfolio or declines in our investment returns for other reasons which could reduce our profitability and hinder our ability to pay claims promptly in accordance with our strategy; (17) risks associated with highly subjective judgments, such as valuing our more illiquid assets, and determining the impairments taken on our investments, all of which impact our reported financial position and operating results; (18) risks associated with inflation, which could cause loss costs to increase, and impact the performance of our investment portfolio, thereby adversely impacting our financial position or operating results; (19) operational risks, including system or human failures or cyber attacks, which could result in our incurring material losses; (20) risks that we may require additional capital in the future, which may not be available or may be available only on unfavorable terms; (21) risks relating to our potential failure to comply with covenants in our debt agreements, which failure could provide our lenders the right to accelerate our debt which would adversely impact us; (22) the risk of potential challenges to the claim of exemption from insurance regulation of PartnerRe, AXIS and certain of their respective subsidiaries in certain jurisdictions under certain current laws and the risk of increased global regulation of the insurance and reinsurance industry; (23) risks relating to the inability of our operating subsidiaries to declare and pay dividends, which could cause us to be unable to pay dividends to our shareholders or to repay our indebtedness; (24) the risk that there could be regulatory or legislative changes adversely impacting PartnerRe or AXIS, each as a Bermuda-based company, relative to our competitors, or actions taken by multinational organizations having such an impact; (25) risks relating to operating in a highly competitive environment, which we expect to continue to increase over time from new competition from traditional and non-traditional participants; (26) risks arising out of possible changes in the distribution or placement of risks due to increased consolidation of customers or insurance and reinsurance brokers; and (27) risks relating to changes in regulatory regimes and/or accounting rules, which could result in significant changes to our financial results; as well as PartnerRe’s or AXIS’ management’s response to any of the aforementioned factors.

Additionally, the amalgamation is subject to risks and uncertainties, including: (A) that PartnerRe and AXIS may be unable to complete the amalgamation because, among other reasons, conditions to the consummation of the amalgamation may not be satisfied or waived; (B) uncertainty as to the timing of consummation of the amalgamation, (C) uncertainty as to the long-term value of PartnerRe AXIS Capital Limited common shares; and (D) failure to realize the anticipated benefits of the amalgamation, including as a result of failure or delay in integrating the PartnerRe and AXIS businesses, as well as PartnerRe’s and AXIS’ management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors set forth in the section of this joint proxy statement/prospectus titled “Risk Factors” and those included in PartnerRe’s most recent Annual Report on Form 10-K and the risk factors included in AXIS’ most recent Annual Report on Form 10-K and any other documents of PartnerRe and AXIS on file with the SEC. Any forward-looking statements made or referenced in this joint proxy statement/prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by PartnerRe or AXIS will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, PartnerRe and AXIS or their respective businesses or operations. Each forward-looking statement speaks only as of the date of the particular statement and, except as may be required by applicable law, PartnerRe and AXIS undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

In addition to the other information included or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section of this joint proxy statement/prospectus titled “Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote in favor of the amalgamation proposal. In addition, you should read and consider carefully the risks associated with the businesses of PartnerRe and AXIS because these risks will also affect the amalgamated company following consummation of the amalgamation. These risks can be found in the Annual Reports on Form 10-K for the fiscal year ended December 31, 2014, and any amendments thereto, for each of PartnerRe and AXIS, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also read and consider carefully the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus titled “Where You Can Find More Information” for information on how you can view PartnerRe’s and AXIS’ incorporated documents. If any of the risks described below or in the reports incorporated by reference into this joint proxy statement/prospectus actually occurs, the respective businesses, financial results, financial conditions, operating results or share prices of PartnerRe or AXIS or the amalgamated company could be materially adversely affected.

Risk Factors Relating to the Amalgamation

Failure to complete the amalgamation could negatively impact the price of PartnerRe and/or AXIS common shares, as well as its future business and financial results, and have an adverse effect on PartnerRe and AXIS.

The amalgamation agreement contains a number of conditions precedent that must be satisfied or waived prior to the consummation of the amalgamation. There are no assurances that all of the conditions to the amalgamation will be so satisfied or waived. If the conditions to the amalgamation are not satisfied or waived, then PartnerRe and AXIS may be unable to complete the amalgamation. See the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Conditions to Consummation of the Amalgamation” for a discussion of the conditions to the amalgamation.

If the amalgamation is not completed, the ongoing businesses of PartnerRe and AXIS may be adversely affected as follows:

•	the attention of management of PartnerRe and AXIS will have been diverted to the amalgamation instead of being directed solely to their own operations and the pursuit of other opportunities that could have been beneficial to the companies;

•	the manner in which brokers, insurers, cedents and other third parties perceive PartnerRe and AXIS may be negatively impacted, which in turn could affect their ability to compete for or write new business or obtain renewals in the marketplace;

•	the loss of time and resources;

•	under certain circumstances, AXIS or PartnerRe, as the case may be, may be required to pay to the other party a fee of $55 million or $280 million in the event the amalgamation agreement is terminated, and costs and expenses incurred in connection with the amalgamation agreement and the transactions contemplated thereby in an amount not to exceed $35 million;

•	employees may leave in anticipation of the amalgamation thereby leaving PartnerRe and AXIS less able to operate as effectively as before the transaction was announced; and

•	PartnerRe and AXIS would have incurred fees and costs, such as legal, accounting and certain financial advisor fees.

Additionally, in approving the amalgamation agreement and the transactions contemplated thereby, each of the boards of directors of PartnerRe and AXIS considered a number of factors and potential benefits, as described in the section of this joint proxy statement/prospectus titled “The Amalgamation–PartnerRe’s Reasons for the Amalgamation and Recommendation of PartnerRe’s Board of Directors” and “The Amalgamation–AXIS’ Reasons for the Amalgamation and Recommendation of the AXIS Board of Directors.”

Because the market price of PartnerRe AXIS Capital Limited common shares will not be known until after the consummation of the amalgamation, PartnerRe and AXIS shareholders cannot be sure of the value of the amalgamation consideration they will receive.

Upon the closing of the amalgamation, each PartnerRe common share will be converted into the right to receive 2.18 PartnerRe AXIS Capital Limited common shares. PartnerRe common shareholders will receive cash in lieu of any fractional PartnerRe AXIS Capital Limited common share. In addition, each holder of record of PartnerRe common shares issued and outstanding immediately prior to the effective time shall subject to compliance with the Companies Act be entitled to receive the special dividend. The special dividend will not be effectively declared or payable if the application to register the amalgamation is not submitted to the Registrar of Companies. Upon the closing of the amalgamation, each AXIS common share will be converted into the right to receive 1 PartnerRe AXIS Capital Limited common share. The PartnerRe AXIS Capital Limited common shares will not begin trading publicly until after the closing of the amalgamation, and thus the market price of the PartnerRe AXIS Capital Limited common shares will not be known prior to closing of the amalgamation. Accordingly, at the time of the special general meetings, PartnerRe or AXIS shareholders will not necessarily know or be able to calculate the value of the amalgamation consideration they would receive upon consummation of the amalgamation. Neither company is permitted to terminate the amalgamation agreement, and neither PartnerRe nor AXIS is permitted to resolicit the vote of its shareholders, solely because of changes in the market prices of either company’s shares. See the sections of this joint proxy statement/prospectus titled “Comparative Per Share Data” and “Market Price and Dividend Information.”

The amalgamated company, PartnerRe and AXIS must obtain certain approvals of, and satisfy certain requirements imposed by, governmental and regulatory authorities to complete the amalgamation, which, if delayed or not granted, may delay or result in termination of the amalgamation.

The amalgamation is conditioned on, among other things, the receipt or consummation of authorizations, consents, orders and approvals of, or declarations or filings with various U.S. and international insurance and governmental regulatory authorities, the expiration or termination of the applicable waiting period required under the HSR Act, and the approvals of certain antitrust authorities. If the consent from other governmental, insurance and regulatory authorities is not received, or if PartnerRe and AXIS fail to satisfy the regulatory requirements under the HSR Act or merger control or foreign investment laws outside of the U.S., then PartnerRe and AXIS may not be obligated to complete the amalgamation.

Subject to the terms and conditions of the amalgamation agreement and in accordance with applicable laws, PartnerRe and AXIS have agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to close the amalgamation and the other transactions contemplated by the amalgamation agreement in the most expeditious manner practicable and in any event prior to the end date, as discussed in the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Consents and Approvals.” In connection with obtaining a required regulatory approval, however, neither PartnerRe nor AXIS nor any of their respective subsidiaries will be required to sell, divest or dispose of any of its businesses, products lines or assets or otherwise agree to take or refrain from taking any action that would be expected to have a regulatory material adverse effect.

Under the HSR Act, PartnerRe and AXIS cannot consummate the amalgamation until PartnerRe and AXIS have notified the Antitrust Division and the FTC of the amalgamation and furnished them with certain information and materials relating to the amalgamation and the applicable statutory waiting period has terminated or expired. The termination of the waiting period means the parties have satisfied their regulatory requirements under the HSR Act. PartnerRe and AXIS filed the required notifications with the Antitrust Division and the FTC on March 3, 2015. The parties received early termination of the waiting period on March 23, 2015. Additionally, all other antitrust approvals required to consummate the amalgamation have been obtained.

See the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Conditions to Consummation of the Amalgamation” for a discussion of the conditions to the amalgamation and the section titled “Regulatory Matters” for a description of the requisite regulatory consents or requirements that must be satisfied in connection with the amalgamation.

PartnerRe and/or AXIS may waive certain of the conditions to the consummation of the amalgamation without resoliciting or seeking shareholder approval.

Each of the conditions to PartnerRe’s or AXIS’ obligations to complete the amalgamation may be waived, to the extent legally permissible, in whole or in part by PartnerRe or AXIS, as applicable. The respective boards of directors of PartnerRe or AXIS will evaluate the materiality of any such waiver to determine whether resolicitation of proxies is necessary or, if shareholders have approved the amalgamation proposal, whether further shareholder approval is necessary. In the event that any such waiver is not determined to be significant enough to require resolicitation or additional approval of PartnerRe and/or AXIS shareholders, the amalgamation may be completed without seeking any further shareholder approval.

The amalgamation agreement contains provisions that could discourage potential acquirers from making a competing proposal.

The amalgamation agreement contains provisions that could discourage potential acquirers from making a competing proposal, including the applicable termination fees and expense reimbursement provisions, a party’s right to match the terms of any superior proposal the other party receives and a requirement that each party hold its special general meeting even if it receives a superior proposal or its board changes its recommendation. As a result of these limitations, PartnerRe or AXIS may lose opportunities to enter into a more favorable transaction than the amalgamation. See the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—No Solicitation of Alternative Proposals” for a discussion of the restrictions on PartnerRe’s and AXIS’ abilities to pursue alternative transactions.

Once PartnerRe and AXIS shareholders approve the amalgamation, the closing may occur even if a more attractive transaction becomes available to a party and its shareholders.

The ability of PartnerRe or AXIS to participate in any discussions or negotiations with, or furnish information to, any third-party in response to a superior acquisition proposal will cease upon shareholder adoption and approval of the amalgamation proposal. As a result, once PartnerRe or AXIS shareholders have adopted and approved the amalgamation proposal and unless the amalgamation agreement is terminated pursuant to its terms, PartnerRe or AXIS will be required to close the amalgamation upon the satisfaction of all the other conditions to closing (which conditions include a number of insurance and other regulatory approvals but do not include the obtaining of any contractual consents) even if, after the requisite PartnerRe or AXIS shareholder approval has been obtained but before the closing of the amalgamation, a superior acquisition proposal is received from a third-party.

PartnerRe and AXIS will be subject to business uncertainties and contractual restrictions while the proposed amalgamation is pending, which could adversely affect PartnerRe’s and AXIS’ business.

The amalgamation agreement requires PartnerRe and AXIS to act in the ordinary course of business and restricts PartnerRe and AXIS, without approval, from taking certain specified actions until the amalgamation occurs or the amalgamation agreement terminates. See the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Conduct of Business” for a more detailed description of the restrictions on PartnerRe’s and AXIS’ conduct of business. These restrictions may prevent PartnerRe and AXIS from pursuing otherwise attractive business opportunities and making other changes to its business before consummation of the amalgamation or, if the amalgamation is not completed, termination of the amalgamation agreement.

PartnerRe and AXIS will each be exposed to underwriting and other business risks during the period that each party’s business continues to be operated independently from the other.

Until consummation of the amalgamation, each of PartnerRe and AXIS will operate independently from the other in accordance with such party’s distinct underwriting guidelines, investment policies, referral processes, authority levels and risk management policies and practices. As a result, during this period, PartnerRe may assume risks that AXIS would not have assumed for itself, accept premiums that, in AXIS’ judgment, do not adequately compensate it for the risks assumed, make investment decisions that would not adhere to AXIS’ investment policies or otherwise make business decisions or take on exposure that, while consistent with PartnerRe’s general business approach and practices, are not the same as those of AXIS. At the same time, AXIS may assume risks that PartnerRe would not have assumed for itself, accept premiums that, in PartnerRe’s judgment, do not adequately compensate it for the risks assumed, make investment decisions that would not adhere to PartnerRe’s investment policies or otherwise make business decisions or take on exposure that, while consistent with AXIS’ general business approach and practices, are not the same as those of PartnerRe. Significant delays in completing the amalgamation will materially increase the risk that PartnerRe or AXIS will operate its business in a manner that differs from how the business would have been conducted by the other party to the amalgamation.

Uncertainties associated with the amalgamation may cause a loss of management personnel and other key employees or result in the departure of customers of PartnerRe and/or AXIS, which could adversely affect their businesses.

Uncertainty about the effect of the amalgamation on PartnerRe’s and AXIS’ employees and customers may have an adverse effect on their businesses. These uncertainties may impair PartnerRe’s and/or AXIS’ ability to attract, retain and motivate key personnel until the amalgamation is completed and for a period of time thereafter, and could cause customers and others that transact with each party to seek to change the existing business relationships with PartnerRe and/or AXIS. Employee retention may be particularly challenging during the pendency of the amalgamation. If key employees depart or if customers and others that deal with PartnerRe or AXIS change in an adverse manner their existing business relationships with PartnerRe or AXIS, their business could be seriously harmed. If the business of PartnerRe or AXIS is adversely affected, the companies may not be able to realize the anticipated benefits of the amalgamation.

Some directors and executive officers of PartnerRe and AXIS have interests in the amalgamation that are different from, or in addition to, the interests of PartnerRe and AXIS shareholders generally.

In considering the recommendations of the PartnerRe and AXIS boards of directors with respect to the amalgamation, shareholders should be aware that some of PartnerRe’s and AXIS’ directors and executive officers have financial interests in the amalgamation that are different from, or in addition to, the interests of PartnerRe and AXIS shareholders generally. See the sections of this joint proxy statement/prospectus titled “The Amalgamation—Interests of PartnerRe’s Directors and Executive Officers in the Amalgamation” and “The Amalgamation—Interests of AXIS’ Directors and Executive Officers in the Amalgamation.”

PartnerRe and AXIS shareholders will have reduced ownership and voting interests after the consummation of the amalgamation and will exercise less influence over the management of the amalgamated company than they currently exercise over the management of PartnerRe and AXIS.

After the consummation of the amalgamation, PartnerRe and AXIS shareholders will own in the aggregate a significantly smaller percentage of the amalgamated company than they currently own of PartnerRe or AXIS. PartnerRe shareholders are expected to own, in the aggregate, immediately following the closing of the amalgamation, approximately 51.5% of the issued and outstanding PartnerRe AXIS Capital Limited common shares on a pro forma fully-diluted basis and AXIS shareholders are expected to own, in the aggregate, immediately following the closing of the amalgamation, approximately 48.5% of the issued and outstanding PartnerRe AXIS Capital Limited common shares on a pro forma fully-diluted basis. Consequently, PartnerRe and AXIS shareholders as a group will have less influence over the management and policies of the amalgamated company than they currently exercise over the management and policies of their respective companies.

PartnerRe may be unable to cause the special dividend to be paid.

Under the Amalgamation Agreement, each holder of record of PartnerRe common shares issued and outstanding immediately prior to the effective time shall be entitled to receive a one-time special cash dividend in the amount of $11.50 per common share. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Registrar of Companies for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Registrar of Companies. Bermuda law imposes certain restrictions on companies with respect to the payment of dividends, specifically under the Companies Act, a company shall not declare or pay a dividend if there are reasonable grounds for believing that: (a) the company is, or would after the payment be unable to pay its liabilities as they become due or (b) the realizable value of the company’s assets would thereby be less than its liabilities. Grounds for payment of a dividend must be established by the company at both declaration and payment of the dividend. Furthermore, to the extent that a dividend or distribution is required to be paid by any insurance subsidiaries registered under the Bermuda Insurance Act 1978, as amended (which we refer to as the “insurance subsidiaries”) in order to fund the special dividend and such insurance subsidiaries experience unexpected catastrophic loss activity or other events that materially affect their financial results, Bermuda law may prohibit or the applicable regulators may prevent the payment of such dividends or distributions and, consequently, the payment of the special dividend to PartnerRe shareholders may be unable to be made. If the special dividend is unable to be paid for these or any other reasons, investors may lose confidence in PartnerRe AXIS Capital Limited and/or the share price of the PartnerRe AXIS Capital Limited common shares could fall.

Risk Factors Relating to the Amalgamated Company Following the Amalgamation

Future results of the amalgamated company may differ materially from the Preliminary Unaudited Pro Forma Condensed Consolidated Financial Information of the amalgamated company presented in this joint proxy statement/prospectus.

The future results of the amalgamated company following the consummation of the amalgamation may be materially different from those shown in the Preliminary Unaudited Pro Forma Condensed Consolidated Financial Information of the amalgamated company presented in this joint proxy statement/prospectus, which show only a combination of PartnerRe’s and AXIS’ historical results after giving effect to the amalgamation. Additionally, if the amalgamation is consummated, the amalgamated company anticipates incurring significant integration costs, which costs have not been reflected in the Preliminary Unaudited Pro Forma Condensed Consolidated Financial Information of the amalgamated company presented in this joint proxy statement/prospectus, as they are nonrecurring in nature and difficult to determine as of the date of this joint proxy statement/prospectus. In addition, the amalgamation and post-amalgamation integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of possible litigation or other claims. Unexpected delays in completing the amalgamation or in connection with the post-amalgamation integration process may significantly increase the related costs and expenses incurred by the amalgamated company.

The integration of PartnerRe and AXIS following the amalgamation may present significant challenges and costs.

The amalgamated company may face significant challenges, including technical, accounting and other challenges, in combining PartnerRe’s and AXIS’ operations. PartnerRe and AXIS entered into the amalgamation agreement because each company believes that the amalgamation will be beneficial to it and its respective shareholders. Achieving the anticipated benefits of the amalgamation will depend in part upon whether the amalgamated company will be successful in integrating PartnerRe’s and AXIS’ businesses in a timely and efficient manner. The amalgamated company may not be able to accomplish this integration process smoothly or successfully, and it may incur unanticipated costs in connection with obtaining regulatory consents and approvals required to complete the amalgamation, which could also adversely affect its ability to integrate the operations of PartnerRe and AXIS or reduce the anticipated benefits of the amalgamation.

Potential difficulties the amalgamated company may encounter as part of the integration process include the following:

•	delays in the integration of management teams, strategies, operations, products and services;

•	diversion of the attention of management as a result of the amalgamation;

•	differences in business backgrounds, corporate cultures and management philosophies;

•	the inability to retain key employees;

•	the inability to establish and maintain integrated risk management systems, underwriting methodologies and controls, which could give rise to excess accumulation or aggregation of risks, underreporting or underrepresentation of exposures or other adverse consequences;

•	the inability to create and enforce uniform financial, compliance and operating controls, procedures, policies and information systems;

•	complexities associated with managing combined operating units, including the challenge of integrating complex systems, technology, networks and other assets of PartnerRe and AXIS in a seamless manner that minimizes any adverse impact on customers, brokers, employees and other constituencies;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the amalgamation, including one-time cash costs to integrate PartnerRe and AXIS beyond current estimates; and

•	the disruption of, or the loss of momentum in, the amalgamated company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies,

any of which could adversely affect the amalgamated company’s ability to maintain relationships with customers, brokers, employees and other constituencies or the amalgamated company’s ability to achieve the anticipated benefits of the amalgamation or could otherwise adversely affect the business and financial results of the amalgamated company after the amalgamation.

In addition, the amalgamated company will incur integration and restructuring costs following the consummation of the amalgamation as it integrates the businesses of PartnerRe and AXIS. Although the parties expect that the realization of efficiencies related to the integration of the businesses will offset incremental transaction, integration and restructuring costs over time, none of the amalgamated company, PartnerRe nor AXIS can give any assurance that this net benefit will be achieved at any time in the future.

The price of PartnerRe AXIS Capital Limited common shares after the amalgamation will be affected by factors different from those affecting the price of PartnerRe common shares or AXIS common shares or the value of PartnerRe common shares or AXIS common shares before the amalgamation.

As the businesses and business strategies of PartnerRe and AXIS are different, the results of operations as well as the price of PartnerRe AXIS Capital Limited common shares following the amalgamation may be affected by factors different from those factors affecting PartnerRe or AXIS as independent stand-alone entities. For a discussion of PartnerRe’s and AXIS’ businesses and certain risk factors to consider in connection with their respective businesses, see the respective sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of PartnerRe’s and AXIS’ Annual Reports on Form 10-K for the year ended December 31, 2014 and other documents incorporated by reference into this joint proxy statement/prospectus.

The market price of PartnerRe AXIS Capital Limited common shares may decline in the future as a result of the sale of such shares held by former PartnerRe or AXIS shareholders or due to other factors.

The amalgamated company will issue up to 217,272,320 PartnerRe AXIS Capital Limited common shares to PartnerRe and AXIS shareholders (including for this purpose each eligible holder of PartnerRe and AXIS equity awards) in the amalgamation. Upon the receipt of PartnerRe AXIS Capital Limited common shares as amalgamation consideration, former holders of PartnerRe or AXIS common shares may seek to sell the PartnerRe AXIS Capital Limited common shares delivered to them. These sales (or the perception that these sales may occur) may affect the market for, and the market price of, PartnerRe AXIS Capital Limited common shares in an adverse manner. None of these shareholders are subject to a “lock-up” or “market standoff” agreement.

The market price of PartnerRe AXIS Capital Limited common shares may also decline in the future as a result of the amalgamation for a number of other reasons, including:

•	the unsuccessful integration of PartnerRe and AXIS;

•	the failure of the amalgamated company to achieve the anticipated benefits of the amalgamation, including financial results, as rapidly as or to the extent anticipated;

•	decreases in the amalgamated company’s financial results after the closing of the amalgamation;

•	as described below, any failure to maintain the amalgamated company’s financial strength, claims paying and enterprise-wide risk management ratings as a result of the amalgamation; or

•	general market or economic conditions unrelated to the amalgamated company’s performance.

These factors are, to some extent, beyond the control of the amalgamated company.

The financial analyses and forecasts considered by PartnerRe’s and AXIS’ financial advisors and PartnerRe’s and AXIS’ boards of directors may not be realized, which may adversely affect the market price of PartnerRe AXIS Capital Limited’s common shares following the amalgamation.

The respective financial advisors to PartnerRe and AXIS performed certain financial analyses and delivered their respective opinions to PartnerRe’s and AXIS’ boards of directors that, as of January 25, 2015 in the case of PartnerRe and May 3, 2015 in the case of AXIS, and based upon and subject to the factors and assumptions set forth therein, the aggregate consideration to be paid pursuant to the amalgamation agreement (after taking into account the special dividend, in the case of the opinion delivered by AXIS’ financial advisor) was fair from a financial point of view to the holders of the outstanding PartnerRe common shares and AXIS common shares. In performing such financial analyses and delivering such opinions, the financial advisors reviewed, among other things, projected non-public financial statements and other projected non-public financial data prepared and furnished to it by PartnerRe and AXIS management, respectively. None of the projected non-public financial statements and other projected non-public financial data was prepared with a view toward public disclosure or compliance with the published guidelines of the SEC or the American Institute of Certified Public Accountants regarding projections and forecasts. These projections are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of PartnerRe and AXIS. Accordingly, there can be no assurance that the amalgamated company’s financial condition or results of operations will not be significantly worse than those set forth in such projected non-public financial statements and other projected non-public financial data.

The amalgamation may result in a ratings downgrade of the amalgamated company or its insurance affiliates relative to PartnerRe or AXIS, which may result in a material adverse effect on the amalgamated company’s business, financial condition and operating results, as well as the market price of PartnerRe AXIS Capital Limited common shares following the amalgamation.

Ratings with respect to claims paying ability and financial strength are important factors in maintaining customer confidence in the amalgamated company and its ability to market insurance and reinsurance products and compete with other insurance and reinsurance companies. Rating organizations regularly analyze the financial performance and condition of insurers and reinsurers. The insurance financial strength ratings assigned in respect of PartnerRe and AXIS by certain rating organizations are detailed in the table below:

	AXIS Ratings	PartnerRe Ratings	Agency’s Rating Definition	Rating Review Status
Standard & Poor’s	A+	A+	“Strong financial security characteristics”	Both companies have been affirmed with stable outlook

A.M. Best	A+	A+	“Superior ability to meet ongoing insurance obligations”	Under review with negative implications for both companies

Moody’s Investor Services	A2	A1	“Insurance companies offer good financial strength”	AXIS rating under review with possible upgrade. PartnerRe rating has been affirmed with stable outlook

Fitch	A+	A+	“Strong capacity to meet policyholder and contract obligations”	AXIS rating placed on Rating Watch Positive and PartnerRe rating placed on Rating Watch Negative

Following the amalgamation, any ratings downgrades, or the potential for ratings downgrades, of the amalgamated company or its subsidiaries could adversely affect the amalgamated company’s ability to market and distribute products and services and successfully compete in the marketplace, which could have a material adverse effect on its business, financial condition and operating results. For example, many of the reinsurance contracts of each of PartnerRe’s and AXIS’ reinsurance subsidiaries contain provisions that would allow ceding companies to terminate the contract or demand security following a downgrade in financial strength ratings below specified levels by one or more rating agencies. Neither PartnerRe nor AXIS can predict the extent to which these termination rights would be exercised, if at all; however, the effect of such termination could have a significant and negative effect on the amalgamated company’s financial condition and results of operations following the amalgamation. Even in the absence of such contractual provisions, numerous cedents and brokers prefer to secure coverage or assign preferential allocations to the highest rated reinsurers, and accordingly, any decrease in ratings could adversely affect the ability of the amalgamated company to access the businesses it will seek to underwrite.

While management anticipates that the amalgamated company’s financial strength and claims paying ratings will be affirmed subsequent to the closing of the amalgamation, there is no guarantee that such affirmations will occur.

In addition, each of PartnerRe and AXIS are rated on their holding company indebtedness. A downgrade in such credit ratings could increase each company’s borrowing costs. A credit rating downgrade subsequent to the amalgamation could increase the amalgamated company’s cost of borrowing, or may negatively impact the amalgamated company’s ability to raise additional debt capital or the willingness of financial counterparties to deal with the amalgamated company.

PartnerRe’s and AXIS’ counterparties to contracts and arrangements may acquire certain rights upon the amalgamation, which could negatively affect the amalgamated company following the amalgamation.

PartnerRe and AXIS and their operating subsidiaries are parties to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) upon a “change in control” of PartnerRe or AXIS or their subsidiaries, as applicable. The definition of “change in control” varies from contract to contract, ranging from a narrow to a broad definition, and in some cases, the “change in control” provisions may be implicated by the amalgamation. If such “change in control” provisions are triggered as a result of the amalgamation, a wide range of consequences may result, including the possibility that cedents will have the right to cancel and commute a contract, or the requirement that PartnerRe or AXIS return unearned premiums, net of commissions, or post certain collateral requirements.

Whether a counterparty would have any of these or other rights in connection with the amalgamation depends upon the terms of its agreement with PartnerRe or AXIS or its applicable subsidiaries. Whether a counterparty exercises any cancellation rights it has would depend on, among other factors, such counterparty’s views with respect to the financial strength and business reputation of the amalgamated company following the amalgamation, the extent to which such counterparty currently has reinsurance coverage with the amalgamated company’s affiliates, the prevailing market conditions, the pricing and availability of replacement reinsurance coverage and the amalgamated company’s ratings following the amalgamation. Neither PartnerRe nor AXIS can currently predict the extent to which such cancellation rights would be triggered or exercised, if at all.

In addition to the fact that a significant portion of PartnerRe’s and AXIS’ in-force reinsurance contracts contain special termination provisions that may be triggered following a change in control, many of these reinsurance contracts, as well as most reinsurance and insurance contracts of PartnerRe’s and AXIS’, renew annually, and so whether or not they may be terminated following the amalgamation, reinsurance cedents or policyholders may choose not to renew these contracts with the amalgamated company following the amalgamation.

Termination of in-force contracts or failure to renew reinsurance or insurance agreements and policies by contractual counterparties could adversely affect the benefits to be received by the amalgamated company from PartnerRe’s and AXIS’ contractual arrangements. If the benefits from these arrangements are less than expected, including as a result of these arrangements being terminated, determined to be unenforceable, in whole or in part, or the counterparties to such arrangements failing to satisfy their obligations thereunder, the benefits of the amalgamation may be significantly less than anticipated.

Any PartnerRe AXIS Capital Limited common shares received by PartnerRe and AXIS shareholders as a result of the amalgamation will have different rights from PartnerRe and AXIS common shares.

Following consummation of the amalgamation, PartnerRe and AXIS shareholders will no longer be shareholders of PartnerRe or AXIS and will instead become shareholders of the amalgamated company. There will be important differences between the current rights of PartnerRe and AXIS shareholders and the rights to which such shareholders will be entitled as shareholders of the amalgamated company. See the section of this joint proxy statement/prospectus titled “Comparison of Shareholder Rights” for a discussion of the different rights associated with PartnerRe AXIS Capital Limited common shares.

Changes in U.S. federal income tax law could materially adversely affect an investment in PartnerRe AXIS Capital Limited common shares.

In the past, legislation has been introduced in the U.S. Congress intended to eliminate some perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections. It is possible that similar legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on the amalgamated company.

In addition, the U.S. federal income tax laws and interpretations, including those regarding whether a company is engaged in a U.S. trade or business or is a passive foreign investment company (which we refer to as a “PFIC”), or whether U.S. holders would be required to include “subpart F income” or “related person insurance income” (which we refer to as “RPII”) in their gross income, are subject to change, possibly on a retroactive basis. The regulations regarding RPII are still in proposed form. Proposed regulations regarding the application of the PFIC rules to insurance companies were recently released (the “proposed PFIC insurance regulations”). Although the proposed PFIC insurance regulations are not effective until finalized, it is possible that, if finalized in their current form, the regulations could be interpreted to heighten the risk that the amalgamated company or one or more of its subsidiaries could be treated as a PFIC. Even if the proposed PFIC insurance regulations were finalized in their current form, various aspects of the application of the PFIC rules to insurance companies would remain unclear. In addition to the PFIC regulations described in the previous sentence, new regulations or pronouncements interpreting or clarifying the U.S. trade or business, PFIC, subpart F income and RPII rules may be forthcoming. None of the amalgamated company, PartnerRe nor AXIS can be certain if, when, or in what form, such regulations or pronouncements may be provided, and whether such guidance will have a retroactive effect.

Other Risk Factors Relating to PartnerRe

You should read and consider carefully other risk factors specific to PartnerRe that will also affect the amalgamated company after the amalgamation, described in Part I, Item 1A of PartnerRe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, under this section of this joint proxy statement/prospectus, “Risk Factors,” as such risks may be updated or supplemented by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and other documents that have been filed by PartnerRe with the SEC and which are incorporated by reference into this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus titled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

Other Risk Factors Relating to AXIS

You should read and consider carefully other risk factors specific to AXIS that will also affect the amalgamated company after the amalgamation, described in Part I, Item 1A of AXIS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014, under this section of this joint proxy statement/prospectus, “Risk Factors,” as such risks may be updated or supplemented by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and other documents that have been filed by AXIS with the SEC and which are incorporated by reference into this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus titled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE COMPANIES

PartnerRe AXIS Capital Limited

Pursuant to the amalgamation agreement and the statutory amalgamation agreement, at the effective time, PartnerRe and AXIS will amalgamate with PartnerRe AXIS Capital Limited continuing thereafter as a Bermuda exempted company with limited liability, with all the rights, properties, liabilities and obligations of PartnerRe and AXIS. The amalgamated company will be a significant global specialty insurance and reinsurance company. The amalgamated company will have a substantial global presence and capabilities across a broad range of business lines, with gross premiums written expected to be in excess of $10 billion, total capital greater than $14 billion and cash and invested assets of approximately $31 billion. The board of directors of the amalgamated company will consist of seven directors initially designated by AXIS and seven directors initially designated by PartnerRe. The initial directors of the amalgamated company will be Jean-Paul L. Montupet (Chairman of the board of directors), Albert A. Benchimol (Chief Executive Officer), Michael A. Butt (Chairman Emeritus of the board of directors), Charles A. Davis, Robert L. Friedman, Christopher V. Greetham, Roberto Mendoza, Debra J. Perry, Thomas C. Ramey, Rémy Sautter, Henry B. Smith, Kevin M. Twomey, Egbert Willam and David Zwiener.

The amalgamated company’s management team will be drawn from the existing PartnerRe and AXIS management teams, and the combined management team will be led by Albert Benchimol, AXIS’ current President and Chief Executive Officer, who will serve as President and Chief Executive Officer of the amalgamated company; Joseph Henry, currently Chief Financial Officer of AXIS, who will continue in this role as Chief Financial Officer of the amalgamated company; William Babcock, currently Chief Financial Officer of PartnerRe, who will serve as Deputy Chief Financial Officer and Lead Integration Officer of the amalgamated company and will assume the role of Chief Financial Officer of the amalgamated company upon the retirement of Mr. Henry in July 2016; Emmanuel Clarke, currently Chief Executive Officer of PartnerRe Global, who will serve as Chief Executive Officer of Reinsurance of the amalgamated company; Peter Wilson, currently Chief Executive Officer of AXIS Insurance, who will serve as Chief Executive Officer of Insurance of the amalgamated company; Chris DiSipio, currently Chief Executive Officer of AXIS Accident and Health, who will serve as Chief Executive Officer of Life, Accident and Health of the amalgamated company; and John (Jay) Nichols, currently Chief Executive Officer of AXIS Re, who will serve as Executive Vice President of Strategic Business Development and Capital Solutions at the amalgamated company.

Following the closing of the amalgamation, we anticipate that the amalgamated company will (subject to approval of its shareholders and the Registrar of Companies) change its name, adopt a new NYSE symbol for its common shares, and register a new trade name and logo that reflect the key attributes of the amalgamated company.

PartnerRe

PartnerRe provides reinsurance on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd., Partner Reinsurance Europe SE and Partner Reinsurance Company of the U.S. Risks reinsured include, but are not limited to, property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, multiline and other lines, mortality, longevity and health and alternative risk products. PartnerRe’s alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis. PartnerRe is an exempted limited liability company incorporated under the laws of Bermuda, with its principal executive offices located at 90 Pitts Bay Road, Pembroke HM 08, Bermuda. Its telephone number is (441) 292-0888.

For additional information about PartnerRe and its business, including how to obtain the documents that PartnerRe has filed with the SEC, see the section of this joint proxy statement/prospectus titled “Where You Can Find More Information.”

AXIS

AXIS provides specialty lines insurance and reinsurance on a worldwide basis through its operating subsidiaries which include AXIS Specialty Limited, AXIS Specialty Europe SE, AXIS Re SE, AXIS Insurance Company, AXIS Reinsurance Company and AXIS Surplus Insurance Company. AXIS’ specialty insurance lines of business include property, marine, terrorism, aviation, credit and political risk, professional lines, liability and accident and health. AXIS’ reinsurance lines of business include catastrophe, property, professional lines, credit and surety, motor, liability, engineering, agriculture and other lines. AXIS’ reinsurance business also includes, primarily derivative based, risk management products designed to address weather and commodity price risks. AXIS has operating subsidiaries and branch networks based in Bermuda, the United States, Europe, Singapore, Canada and Australia. AXIS also maintains marketing offices in Brazil, France and Spain. AXIS is an exempted company with limited liability incorporated under the laws of Bermuda with its principal executive offices located at 92 Pitts Bay Road, Pembroke HM 08, Bermuda. Its telephone number is (441) 496-2600.

For additional information about AXIS and its business, including how to obtain the documents that AXIS has filed with the SEC, see the section of this joint proxy statement/prospectus titled “Where You Can Find More Information.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PARTNERRE

Set forth below is certain selected historical consolidated financial data relating to PartnerRe and its consolidated subsidiaries. The selected historical consolidated financial data as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, has been derived from PartnerRe’s audited consolidated financial statements and accompanying notes included in its Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data as of December 31, 2012, 2011 and 2010, and for the years ended December 31, 2011 and 2010, has been derived from PartnerRe’s audited consolidated financial statements and accompanying notes for such years, which have been filed with the SEC but which are not incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data as of March 31, 2015 and 2014, and for the three months ended March 31, 2015 and 2014, has been derived from PartnerRe’s unaudited consolidated financial statements included in its Quarterly Reports on Form 10-Q as filed with the SEC and incorporated by reference into this proxy statement/prospectus. The consolidated financial statements as of March 31, 2015 and 2014, and for the three months ended March 31, 2015 and 2014, are unaudited, but, in the opinion of PartnerRe’s management, contain all adjustments necessary to present fairly PartnerRe’s financial position and results of operations for the periods indicated. You should not take historical results as necessarily indicative of the results that may be expected for any future period.

More comprehensive financial information, including management’s discussion and analysis of financial condition and results of operations, is contained in other documents filed by PartnerRe with the SEC, and the following summary is qualified in its entirety by reference to such other documents and all of the financial information and notes contained in those documents. See the section of this joint proxy statement/prospectus titled “Where You Can Find More Information.”

(Expressed in millions of U.S. Dollars or shares, except ratios and per share data)

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Selected Consolidated Statements of Operations Data
Gross premiums written	$1,749	$1,872	$5,932	$5,570	$4,718	$4,633	$4,885
Net premiums written	1,653	1,738	5,720	5,397	4,573	4,486	4,705
Net premiums earned	$1,235	$1,254	$5,609	$5,198	$4,486	$4,648	$4,776
Net investment income	105	117	480	484	571	629	673
Net realized and unrealized investment gains (losses)	116	142	372	(161)	494	67	402
Other income	4	—	16	17	12	8	10

Total revenues	1,460	1,513	6,477	5,538	5,563	5,352	5,861
Losses and loss expenses and life policy benefits	721	749	3,463	3,158	2,805	4,373	3,284
Total expenses	1,128	1,144	5,185	4,830	4,234	5,797	4,892

Income (loss) before taxes and interest in (losses) earnings of equity method investments	332	369	1,292	708	1,329	(445)	969
Income tax expense	80	62	239	49	204	69	129
Interest in (losses) earnings of equity method investments	(4)	6	15	14	10	(6)	13

Net income (loss)	$248	$313	$1,068	$673	$1,135	$(520)	$853
Net income attributable to noncontrolling interests	2	3	13	9	—	—	—

Net income (loss) attributable to PartnerRe Ltd.	$246	$310	$1,055	$664	$1,135	$(520)	$853
Preferred dividends	14	14	57	58	62	47	35
Loss on redemption of preferred shares	—	—	—	9	—	—	—

Net income (loss) attributable to PartnerRe Ltd. common shareholders	232	296	998	597	1,073	(567)	818

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Basic net income (loss) per common share	$4.88	$5.72	$19.96	$10.78	$17.05	$(8.40)	$10.65
Diluted net income (loss) per common share	$4.76	$5.61	$19.51	$10.58	$16.87	$(8.40)	$10.46
Dividends declared and paid per common share	$0.70	$0.67	$2.68	$2.56	$2.48	$2.35	$2.05
Operating earnings (loss) attributable to PartnerRe Ltd. common shareholders (1)(4)	$151	$218	$755	$722	$664	$(642)	$492
Diluted operating earnings (loss) per common share and common share equivalents outstanding (1)	$3.09	$4.37	$14.76	$12.79	$10.43	$(9.50)	$6.29
Operating return on beginning diluted book value per common share and common share equivalents outstanding (2)(4)	9.8%	16.0%	13.5%	12.7%	12.3%	(10.1)%	7.4%
Weighted average number of common shares and common share equivalents outstanding	48.7	50.0	51.2	56.4	63.6	67.6	78.2
Non-life ratios
Loss ratio	51.4%	53.8%	56.1%	56.7%	58.5%	96.7%	65.9%
Acquisition ratio	25.9	23.6	24.3	22.5	22.3	21.3	21.3
Other expense ratio	5.5	6.5	5.8	6.1	7.0	7.4	7.8

Combined ratio	82.8%	83.9%	86.2%	85.3%	87.8%	125.4%	95.0%

	As of March 31,		As of December 31,
	2015	2014	2014	2013	2012	2011	2010
Selected Consolidated Balance Sheet Data
Total investments, funds held—directly managed and cash and cash equivalents	$17,045	$17,513	$17,222	$17,431	$18,026	$17,898	$18,181
Total assets	22,489	23,518	22,270	23,038	22,980	22,855	23,364
Unpaid losses and loss expenses and policy benefits for life and annuity contracts	11,398	12,648	11,796	12,620	12,523	12,919	12,417
Debt related to senior notes	750	750	750	750	750	750	750
Debt related to capital efficient notes	71	71	71	71	71	71	71
Total shareholders’ equity attributable to PartnerRe Ltd.	7,197	6,781	7,049	6,710	6,933	6,468	7,207
Diluted book value per common share and common share equivalents outstanding	$129.86	$114.13	$126.21	$109.26	$100.84	$84.82	$93.77
Diluted tangible book value per common share and common share equivalents outstanding (3)	$118.40	$103.10	$114.76	$98.49	$90.86	$76.47	$85.53
Number of common shares outstanding, net of treasury shares	48.8	51.9	49.1	53.6	58.9	65.3	70.0

(1)	Operating earnings or loss attributable to PartnerRe common shareholders (operating earnings or loss) is calculated as net income or loss available to PartnerRe common shareholders excluding net realized and unrealized gains or losses on investments, net of tax (except where PartnerRe has made a strategic investment in an insurance or reinsurance related investee), net foreign exchange gains or losses, net of tax, loss on redemption of preferred shares, interest in earnings or losses of equity investments, net of tax (except where PartnerRe has made a strategic investment in an insurance or reinsurance related investee and where PartnerRe does not control the investee’s activities) and certain withholding taxes on inter-company dividends, net of tax, and is calculated after preferred dividends. Diluted operating earnings or loss per common share and common share equivalent outstanding (diluted operating earnings or loss per share) are calculated using operating earnings or loss for the period divided by the weighted average number of common shares and common share equivalents outstanding. The presentation of operating earnings or loss or diluted operating earnings or loss per share are non-GAAP financial measures within the meaning of Regulation G. See Key Financial Measures in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus, for a detailed discussion of the measures used by PartnerRe to evaluate its financial performance.

(2)	Operating return on beginning diluted book value per common share and common share equivalents outstanding (Operating ROE) is calculated using diluted operating earnings or loss per share, as defined above, divided by diluted book value per common share and common share equivalents outstanding at the beginning of the year. The presentation of Operating ROE is a non-GAAP financial measure within the meaning of Regulation G. See Key Financial Measures in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus, for a detailed discussion of the measures used by PartnerRe to evaluate its financial performance.
(3)	Diluted tangible book value per common share and common share equivalents outstanding (Diluted Tangible Book Value per Share) is calculated using common shareholders’ equity attributable to PartnerRe Ltd. (total shareholders’ equity less noncontrolling interests and the aggregate liquidation value of preferred shares) less goodwill and intangible assets, net of tax, divided by the weighted average number of common shares and common share equivalents outstanding (assuming exercise of all share-based awards and other dilutive securities). The presentation of Diluted Tangible Book Value per Share is a non-GAAP financial measure within the meaning of Regulation G. See Key Financial Measures in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus, for a detailed discussion of the measures used by PartnerRe to evaluate its financial performance.
(4)	Effective January 1, 2011, management of PartnerRe redefined its operating earnings or loss available to common shareholders calculation to additionally exclude net foreign exchange gains or losses. In addition, management of PartnerRe redefined its Operating return on beginning diluted book value per share and common share equivalents outstanding calculation to measure operating return on a diluted per share basis (Operating ROE, previously referred to as operating return on beginning common shareholders’ equity). Operating earnings or loss and Operating ROE for all periods presented have been recast to reflect PartnerRe’s redefined non-GAAP measures. See Key Financial Measures in Item 7 of Part II of the Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus, for a discussion of Management’s reasons for redefining these measures.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AXIS

Set forth below is certain selected historical consolidated financial data relating to AXIS and its consolidated subsidiaries. The selected historical consolidated financial data as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, has been derived from AXIS’ audited consolidated financial statements and accompanying notes included in its Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data as of December 31, 2012, 2011 and 2010, and for the years ended December 31, 2011 and 2010, has been derived from AXIS’ audited consolidated financial statements and accompanying notes for such years, which have been filed with the SEC but which are not incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data as of March 31, 2015 and 2014, and for the three months ended March 31, 2015 and 2014, has been derived from AXIS’ unaudited consolidated financial statements included in its Quarterly Reports on Form 10-Q as filed with the SEC and incorporated by reference into this proxy statement/prospectus. The consolidated financial statements as of March 31, 2015 and 2014, and for the three months ended March 31, 2015 and 2014, are unaudited, but, in the opinion of AXIS’ management, contain all adjustments necessary to present fairly AXIS’ financial position and results of operations for the periods indicated. You should not take historical results as necessarily indicative of the results that may be expected for any future period.

More comprehensive financial information, including management’s discussion and analysis of financial condition and results of operations, is contained in other documents filed by AXIS with the SEC, and the following summary is qualified in its entirety by reference to such other documents and all of the financial information and notes contained in those documents. See the section of this joint proxy statement/prospectus titled “Where You Can Find More Information.”

(Expressed in millions of U.S. Dollars or shares, except per share data)

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Selected Statement of Operations Data:
Gross premiums written	$1,679	$1,821	$4,712	$4,697	$4,140	$4,096	$3,751
Net premiums earned	906	946	3,871	3,707	3,415	3,315	2,947
Net investment income	92	83	343	409	381	362	407
Net realized investment gains (losses)	(43)	11	132	76	127	121	195
Net losses and loss expenses	519	544	2,187	2,134	2,096	2,675	1,677
Acquisition costs	172	172	737	664	628	587	489
General and administrative expenses	164	153	622	575	561	459	450
Interest expense and financing costs	12	17	75	62	62	63	56
Preferred share dividends	10	10	40	40	38	37	37
Net income available to common shareholders (1)	156	137	771	684	495	9	820
Operating income (loss) (2)	$136	$137	$563	$633	$423	$(153)	$611

Per Common Share Data:
Basic earnings per common share	$1.56	$1.26	$7.38	$6.02	$4.05	$0.08	$6.74
Diluted earnings per common share	1.54	1.24	7.29	5.93	4.00	0.07	6.02
Diluted operating income (loss) per common share (2)	1.35	1.24	5.32	5.49	3.41	(1.26)	4.49
Cash dividends declared per common share	$0.29	$0.27	$1.10	$1.02	$0.97	$0.93	$0.86
Operating ROACE (3)	10.3%	10.6%	10.8%	12.1%	8.2%	(3.1%)	12.1%
Basic weighted average common shares outstanding	99.9	109.1	104.4	113.6	122.1	122.5	121.7
Diluted weighted average common shares outstanding	101.1	110.4	105.7	115.3	123.7	128.1	136.2

	For the three months ended March 31,		For the year ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Operating Ratios: (4)
Net loss and loss expense ratio	57.3%	57.5%	56.5%	57.6%	61.4%	80.7%	56.9%
Acquisition cost ratio	18.9%	18.2%	19.0%	17.9%	18.4%	17.7%	16.6%
General and administrative expense ratio	18.1%	16.2%	16.1%	15.5%	16.4%	13.9%	15.2%

Combined ratio	94.3%	91.9%	91.6%	91.0%	96.2%	112.3%	88.7%

(1)	The three months ended March 31, 2015 and March 31, 2014, and year ended December 31, 2014, net income available to common shareholders includes an amount attributable from (to) noncontrolling interests of $5, ($1) and $6, respectively.
(2)	Operating income (loss) represents after-tax operational results without consideration of after-tax net realized investment gains and losses, foreign exchange gains and losses, and losses on repurchase of preferred shares. Diluted operating income (loss) per common share is calculated using operating income (loss) for the period divided by the diluted weighted average number of common shares and common share equivalents outstanding. The presentation of operating income (loss) and diluted operating income (loss) per common share are non-GAAP financial measures within the meaning of Regulation G. See Non-GAAP Financial Measures in Item 7 of Part II of the AXIS Annual Report on Form 10-K for the year ended December 31, 2014, and in Item 2 in Part I of the AXIS Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, which are incorporated by reference into this joint proxy statement/prospectus, for a detailed discussion of the measures used by AXIS to evaluate its financial performance.
(3)	Operating return on average common equity (Operating ROACE) is calculated using diluted operating income (loss), as defined above, divided by average common shareholders’ equity determined by using the common shareholders’ equity balances at the beginning and end of the period. The presentation of Operating ROACE is a non-GAAP financial measure within the meaning of Regulation G. See Non-GAAP Financial Measures in Item 7 of Part II of the AXIS Annual Report on Form 10-K for the year ended December 31, 2014, and in Item 2 in Part I of the AXIS Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, which are incorporated by reference into this joint proxy statement/prospectus, for a detailed discussion of the measures used by AXIS to evaluate its financial performance.
(4)	Operating ratios are calculated by dividing the respective operating expenses by net premiums earned.

	As of March 31,		As of December 31,
	2015	2014	2014	2013	2012	2011	2010
Selected Balance Sheet Data:
Investments and cash and cash equivalents	$14,862	$15,402	$14,980	$14,768	$14,397	$13,550	$12,570
Reinsurance recoverable on unpaid and paid losses	1,921	1,913	1,926	1,930	1,864	1,770	1,578
Total assets	20,459	20,998	19,956	19,635	18,852	17,806	16,446
Reserve for losses and loss expenses	9,443	9,668	9,597	9,582	9,059	8,425	7,032
Unearned premiums	3,294	3,372	2,735	2,684	2,455	2,454	2,334
Senior notes	991	1,490	991	996	995	995	994
Total shareholders’ equity attributable to AXIS Capital	$5,977	$5,827	$5,821	$5,818	$5,780	$5,444	$5,625
Book value per common share (1)	$53.38	$48.71	$52.23	$47.40	$44.75	$39.37	$45.60
Diluted book value per common share (1)	$51.97	$47.13	$50.63	$45.80	$42.97	$38.08	$39.37
Common shares outstanding	100.2	106.7	99.4	109.5	117.9	125.6	112.4
Common shares outstanding—diluted	102.9	110.3	102.6	113.3	122.8	129.8	130.2

(1)	Book value per common share and diluted book value per common share are based on total common shareholders’ equity attributable to AXIS Capital divided by common shares and diluted common share equivalents outstanding, respectively.

PRELIMINARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following preliminary unaudited pro forma condensed consolidated financial statements are based on the separate historical financial statements of AXIS and PartnerRe after giving effect to the amalgamation and the assumptions and adjustments described in the accompanying notes to the preliminary unaudited pro forma condensed consolidated financial statements. The preliminary unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 is presented as if the amalgamation with PartnerRe had occurred on March 31, 2015. The preliminary unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2015 and the year ended December 31, 2014 are presented as if the amalgamation had occurred on January 1, 2014. The historical condensed consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the amalgamation and, with respect to the statements of income only, expected to have a continuing impact on the consolidated results of operations.

The preparation of the preliminary unaudited pro forma condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The preliminary unaudited pro forma condensed consolidated financial statements should be read together with:

•	the accompanying notes to the preliminary unaudited pro forma condensed consolidated financial statements;

•	AXIS’ separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2014, included in AXIS’ Annual Report on Form 10-K for the year ended December 31, 2014;

•	PartnerRe’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2014, included in PartnerRe’s Annual Report on Form 10-K for the year ended December 31, 2014;

•	AXIS’ separate unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2015, included in AXIS’ Quarterly Report on Form 10-Q for the three months ended March 31, 2015;

•	PartnerRe’s separate unaudited historical consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2015, included in PartnerRe’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015; and

•	other information pertaining to AXIS and PartnerRe contained in or incorporated by reference into this joint proxy statement/prospectus. See “Selected Historical Consolidated Financial Data of AXIS” and “Selected Historical Consolidated Financial Data of PartnerRe” included elsewhere in this joint proxy statement/prospectus.

The preliminary unaudited pro forma condensed consolidated financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States (U.S. GAAP). After considering the relevant U.S. GAAP guidance, it has been determined that AXIS is the acquiring entity for accounting purposes, primarily due to the number of the senior management positions, including the Chief Executive Officer, in the amalgamated company being filled by current AXIS employees.

The preliminary unaudited pro forma adjustments, including the allocations of the acquisition consideration, have been made solely for the purpose of providing preliminary unaudited pro forma condensed consolidated financial information. A final determination of the acquisition consideration and fair values of PartnerRe’s assets and liabilities, which cannot be made prior to the completion of the amalgamation, will be based on the actual net tangible and intangible assets of PartnerRe that exist as of the date of completion of the transaction. Consequently, amounts preliminarily allocated to goodwill and intangible assets could change significantly from those allocations used in the preliminary unaudited pro forma condensed consolidated financial statements presented below and could result in a material change in amortization of acquired intangible assets.

In connection with the plan to integrate the operations of AXIS and PartnerRe following the completion of the amalgamation, management anticipates that nonrecurring charges will be incurred. Management is not able to determine the timing, nature and amount of these integration charges as of the date of this joint proxy statement/prospectus. However, these charges will affect the results of operations of AXIS and PartnerRe, as well as those of the combined company following the completion of the amalgamation, in the periods in which they are incurred. The preliminary unaudited pro forma condensed consolidated financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they are nonrecurring in nature and not factually supportable at the time that the preliminary unaudited pro forma condensed consolidated financial statements were prepared.

The adjustments that will be recorded as of the completion of the amalgamation may differ materially from the information presented in these preliminary unaudited pro forma condensed consolidated financial statements as a result of:

•	the occurrence of natural or man-made catastrophic events which trigger losses on catastrophe-exposed (re)insurance contracts written by PartnerRe;

•	changes in the fair value of PartnerRe’s investment portfolio due to market volatility, changes in interest rates and foreign exchange movements;

•	changes in the trading price for AXIS’ common shares;

•	net cash used or generated in PartnerRe’s operations prior to the date of completion of the amalgamation;

•	the timing of the completion of the amalgamation; and

•	other changes in PartnerRe’s net assets that occur prior to completion of the amalgamation, which could cause material differences in the information presented below.

The preliminary unaudited pro forma condensed consolidated financial statements are provided for informational purposes only. Additionally, the preliminary unaudited pro forma condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preliminary unaudited pro forma condensed consolidated financial statements do not give consideration to the impact of possible revenue enhancements, potential revenue decreases due to lost business, any expense efficiencies, synergies or asset dispositions that may result from the amalgamation.

Management has recorded reclassifications of PartnerRe information to conform to AXIS’ presentation. Additionally, as of the date of this joint proxy statement/prospectus, management has identified material preliminary adjustments necessary to conform PartnerRe’s accounting policies to AXIS’ accounting policies. Management of the combined company following the completion of the amalgamation will conduct a final review of PartnerRe’s accounting policies as of the date of the completion of the amalgamation in an effort to determine if further differences in accounting policies require adjustment to conform to AXIS’ accounting policies or if further reclassifications are considered necessary. As a result of this review, management may identify further differences that, when conformed, could have a material impact on these unaudited pro forma condensed consolidated financial statements.

PRELIMINARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

	As of March 31, 2015
	(in thousands, except for per share data)
	AXIS	PartnerRe	Adjustments		Total
Assets
Investments:
Fixed maturities and short-term investments, available for sale	$12,051,267	$—	$13,432,066	(a)	$25,483,333
Fixed maturities and short-term investments, trading	—	13,432,066	(13,432,066	)(b)	—
Equity securities, available for sale	601,329	—	—		601,329
Equity securities, trading	—	1,320,284	—		1,320,284
Other investments	939,006	286,596	44,152	(c)	1,269,754

Total investments	13,591,602	15,038,946	44,152		28,674,700
Cash and cash equivalents, including restricted cash	1,270,092	1,413,799	—		2,683,891
Insurance and reinsurance premium balances receivable	2,241,875	2,899,821	1,047,212	(d)	6,188,908
Reinsurance recoverable on unpaid and paid losses	1,921,311	290,018	(278,312	)(e)	1,933,017
Deferred acquisition costs	616,966	706,779	(706,779	)(f)	616,966
Value of business acquired	—	—	348,100	(g)	348,100
Goodwill	47,148	456,380	145,990	(h)	649,518
Intangible assets	41,360	152,836	64,510	(i)	258,706
Other assets	728,465	1,530,016	273,036	(j)	2,531,517

Total assets	$20,458,819	$22,488,595	$937,909		$43,885,323

Liabilities
Reserve for losses and loss expenses	$9,443,222	$9,401,397	$(139,352	)(k)	$18,705,267
Policy benefits for life and annuity contracts	—	1,996,519	160,000	(l)	2,156,519
Unearned premiums	3,293,952	2,159,446	379,980	(m)	5,833,378
Debt	991,045	820,989	120,772	(n)	1,932,806
Other liabilities	684,365	855,416	848,876	(o)	2,388,657

Total liabilities	14,412,584	15,233,767	1,370,276		31,016,627

Shareholders’ equity
Preferred shares	627,843	34,150	819,600	(p)	1,481,593
Common shares	2,200	87,237	(85,891	)(q)	3,546
Additional paid-in capital	2,287,065	3,959,465	2,004,320	(r)	8,250,850
Accumulated other comprehensive loss	(17,070)	(37,240)	37,240	(s)	(17,070)
Retained earnings	5,842,239	6,442,442	(6,496,545	)(t)	5,788,136
Treasury shares	(2,765,114)	(3,288,909)	3,288,909	(u)	(2,765,114)

Total shareholders’ equity attributable to controlling interests	5,977,163	7,197,145	(432,367)		12,741,941
Noncontrolling interests	69,072	57,683	—		126,755

Total shareholders’ equity	6,046,235	7,254,828	(432,367)		12,868,696

Total liabilities and shareholders’ equity	$20,458,819	$22,488,595	$937,909		$43,885,323

Selected Share Data
Diluted common shares outstanding	102,924	48,850	58,553	(v)	210,327
Diluted book value per common share	$51.97	$129.86	n/a		$53.54

n/a - not applicable

See accompanying notes to the preliminary unaudited pro forma condensed consolidated financial statements.

PRELIMINARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

	For the Three Months Ended March 31, 2015
	(in thousands, except for per share data)
	AXIS	PartnerRe	Adjustments		Total
Revenues
Net premiums earned	$906,222	$1,234,722	$63,786	(a)	$2,204,730
Net investment income	92,110	104,631	—		196,741
Other income	7,676	4,292	—		11,968
Net realized investment (losses) gains (1)	(42,553)	115,645	(79,389	)(b)	(6,297)

Total revenues	963,455	1,459,290	(15,603)		2,407,142
Expenses
Net losses and loss expenses and life policy benefits	518,937	721,281	31,351	(c)	1,271,569
Acquisition costs	171,702	275,791	24,709	(d)	472,202
General and administrative expenses	163,065	124,750	—		287,815
Foreign exchange gains	(63,220)	(13,147)	(128,692	)(e)	(205,059)
Amortization of intangible assets	452	6,768	(131	)(f)	7,089
Interest expense and financing costs	12,257	12,245	(8,080	)(g)	16,422

Total expenses	803,193	1,127,688	(80,843)		1,850,038

Income before income taxes and interest in losses of equity method investments	160,262	331,602	65,240		557,104
Income tax (benefit) expense	(690)	79,665	11,987	(h)	90,962
Interest in losses of equity method investments	—	(3,838)	—		(3,838)

Net income	160,952	248,099	53,253		462,304
Amounts attributable (from) to noncontrolling interests	(4,873)	2,182	—		(2,691)

Net income attributable to controlling interests	165,825	245,917	53,253		464,995
Preferred share dividends	10,022	14,184	—		24,206

Net income available to common shareholders	$155,803	$231,733	$53,253		$440,789

Per share data
Net income per common share
Basic net income	$1.56	$4.88	n/a		$2.12
Diluted net income	$1.54	$4.76	n/a		$2.11
Weighted average number of common shares outstanding - basic	99,910	47,525	n/a		207,993
Weighted average number of common shares outstanding - diluted	101,139	48,710	n/a		208,840

n/a - not applicable

(1)	PartnerRe’s net realized investment gains also include the change in net unrealized investment gains for the three months ended March 31, 2015.

See accompanying notes to the preliminary unaudited pro forma condensed consolidated financial statements.

PRELIMINARY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

	For the Year Ended December 31, 2014
	(in thousands, except for per share data)
	AXIS	PartnerRe	Adjustments		Total
Revenues
Net premiums earned	$3,870,999	$5,609,195	$(86,480	)(a)	$9,393,714
Net investment income	342,766	479,696	—		822,462
Other income	650	16,190	—		16,840
Net realized investment gains (1)	132,108	371,796	(178,355	)(b)	325,549

Total revenues	4,346,523	6,476,877	(264,835)		10,558,565
Expenses
Net losses and loss expenses and life policy benefits	2,186,722	3,462,770	(95,266	)(c)	5,554,226
Acquisition costs	737,197	1,213,822	96,298	(d)	2,047,317
General and administrative expenses	619,894	449,688	—		1,069,582
Foreign exchange gains	(104,439)	(18,201)	(128,959	)(e)	(251,599)
Amortization of intangible assets	1,982	27,486	(940	)(f)	28,528
Interest expense and financing costs	74,695	48,963	(32,770	)(g)	90,888

Total expenses	3,516,051	5,184,528	(161,637)		8,538,942

Income before income taxes and interest in earnings of equity method investments	830,472	1,292,349	(103,198)		2,019,623
Income tax expense	25,908	239,506	(1,355	)(h)	264,059
Interest in earnings of equity method investments	—	15,270	—		15,270

Net income	804,564	1,068,113	(101,843)		1,770,834
Amounts attributable (from) to noncontrolling interests	(6,181)	13,139	—		6,958

Net income attributable to controlling interests	810,745	1,054,974	(101,843)		1,763,876
Preferred share dividends	40,088	56,735	—		96,823

Net income available to common shareholders	$770,657	$998,239	$(101,843)		$1,667,053

Per share data
Net income per common share
Basic net income	$7.38	$19.96	n/a		$7.85
Diluted net income	$7.29	$19.51	n/a		$7.81
Weighted average number of common shares outstanding	104,368	50,019	n/a		212,451
Weighted average number of common shares outstanding	105,713	51,174	n/a		213,461

n/a - not applicable

(1)	PartnerRe’s net realized investment gains also include the change in net unrealized investment gains for the year ended December 31, 2014.

See accompanying notes to the preliminary unaudited pro forma condensed consolidated financial statements.

NOTES TO PRELIMINARY UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Pro Forma Presentation

The preliminary unaudited pro forma condensed consolidated balance sheet as of March 31, 2015 and the preliminary unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2015 and the year ended December 31, 2014 are based on the historical financial statements of AXIS and PartnerRe after giving effect to the completion of the amalgamation and the assumptions and adjustments described in the accompanying notes. It does not give consideration to the impact of revenue enhancements or potential lost business, expense efficiencies, synergies, integration costs, asset dispositions, or other actions that may result from the amalgamation. The preliminary unaudited pro forma information was prepared in accordance with applicable SEC pro forma guidance under Regulation S-X Article 11.

The transaction will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with AXIS as the acquiring entity. In business combination transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the acquisition consideration is based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

Under ASC 805, all of the PartnerRe assets acquired and liabilities assumed in this business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The amount of the acquisition consideration over the fair value of assets acquired and liabilities assumed is allocated to goodwill. Changes in deferred tax asset valuation allowances and income tax uncertainties, if any, after the acquisition date will generally affect income tax expense. Subsequent to the completion of the amalgamation, AXIS and PartnerRe will finalize an integration plan, which may affect how the assets acquired, including intangible assets, will be utilized by the combined company.

The preliminary unaudited pro forma information is presented solely for informational purposes and is not necessarily indicative of the consolidated results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company.

Note 2—Preliminary Acquisition Consideration

On January 25, 2015, AXIS entered into a definitive agreement and plan of amalgamation with PartnerRe, which the agreement was thereafter amended on February 17, 2015, March 10, 2015, and March 31, 2015, pursuant to which AXIS will be amalgamated with PartnerRe. On May 3, 2015, the Company and PartnerRe further amended the agreement to allow PartnerRe to pay a one-time special dividend of $11.50 per share to PartnerRe’s common shareholders in connection with the closing of the amalgamation. At the closing (as defined in the amalgamation agreement), each PartnerRe common share issued and outstanding immediately prior to the amalgamation’s effective time (as defined in the amalgamation agreement) will be automatically canceled and converted into the right to receive 2.18 validly issued, fully paid and non-assessable common shares of the amalgamated company, par value $0.0125 per share, together with any cash paid in lieu of fractional shares. At the closing, each AXIS common share issued and outstanding immediately prior to the amalgamation’s effective time will be automatically canceled and converted into the right to receive one validly issued, fully paid and non-assessable amalgamated company common share.

The share price used in determining the preliminary acquisition consideration is based upon the closing price of AXIS common shares on May 15, 2015. The estimated maximum number of PartnerRe common shares which may be canceled in the amalgamation is based on the PartnerRe common shares outstanding on May 15, 2015.

The effect of an increase (decrease) in the price of an AXIS common share of 1% would be to increase (decrease) the pro forma goodwill and to increase (decrease) contributed capital by approximately $59.5 million reflecting the increase (decrease) in the acquisition consideration. There would be no impact on the pro forma net income.

The preliminary acquisition consideration excludes the impact of fractional shares and is calculated as follows (dollars and shares in thousands, except per share data):

Calculation of Acquisition Consideration

Estimated number of PartnerRe’s common shares which may be canceled in the amalgamation	49,382
Exchange ratio per the amalgamation agreement	2.18

Amalgamated company’s share issuance to PartnerRe’s shareholders	107,653
Multiplied by AXIS’s closing price per share on May 15, 2015	$55.29

Amalgamated company’s share issuance consideration	$5,952,134

Note 3—Preliminary Acquisition Consideration Allocation

Under the acquisition method of accounting, the total acquisition consideration is allocated to the acquired tangible and identifiable intangible assets and assumed liabilities of PartnerRe based on their estimated fair values as of the closing of the amalgamation. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed is allocated to goodwill.

The allocation of the estimated acquisition consideration is preliminary because the proposed amalgamation has not yet been completed. The preliminary allocation is based on estimates, assumptions, valuations and other studies which have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the acquisition consideration allocation reflected in the preliminary unaudited pro forma adjustments will remain preliminary until management determines the final acquisition consideration and the fair values of assets acquired and liabilities assumed. The final determination of the acquisition consideration allocation is anticipated to be completed as soon as practicable after the completion of the amalgamation and will be based on the value of the AXIS share price at the closing of the transaction and on the fair values of PartnerRe’s assets acquired and liabilities assumed at the closing of the transaction. The final amounts allocated to PartnerRe’s assets acquired and liabilities assumed could differ significantly from the amounts presented in the preliminary unaudited pro forma condensed consolidated financial statements.

The total preliminary acquisition consideration is allocated to PartnerRe’s tangible and identifiable intangible assets and liabilities as of March 31, 2015 based on their preliminary fair values as follows (dollars in thousands):

Preliminary Acquisition Consideration Allocation

PartnerRe’s shareholders’ equity attributable to controlling interests as of March 31, 2015	$7,197,145

Preliminary adjustments for fair value, by applicable balance sheet caption:
Assets:
Other investments	11,367
Deferred acquisition costs	(1,075,231)
Value of business acquired	348,100
Goodwill	(456,380)
Intangible assets	64,510
Other assets	58,045

Liabilities:
Reserve for losses and loss expenses	(69,251)
Policy benefits for life and annuity contracts	(160,000)
Unearned premiums	1,011,667
Debt	(120,772)
Other liabilities (reflecting estimated payment of the one-time special dividend and PartnerRe’s transaction costs)	(605,686)

Estimated fair value of net assets acquired	6,203,514
Estimated purchase price	5,952,134
Liquidation value of PartnerRe’s preferred shares as of March 31, 2015	853,750

Goodwill, before AXIS’ estimated transaction costs	$602,370

See Note 2 to the Preliminary Unaudited Pro Forma Condensed Consolidated Financial Statements above for the impact of an increase (decrease) in the price of the AXIS common share price on the purchase price.

Note 4—Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments

The preliminary unaudited pro forma financial information is not necessarily indicative of what the financial position and results from operations actually would have been had the amalgamation been completed at the date indicated and includes adjustments which are preliminary and may be revised. Such revisions may result in material changes. The financial position shown herein is not necessarily indicative of what the past financial position of the combined companies would have been, nor necessarily indicative of the financial position of the post-amalgamation periods.

The following preliminary unaudited pro forma adjustments result from accounting for the amalgamation, including the determination of fair value of the assets, liabilities, and commitments which AXIS, as the acquiring entity for accounting purposes, will acquire and assume from PartnerRe. The adjustments below include initial accounting policy conclusions on the treatment of PartnerRe’s investments and the related realized and unrealized investment gains and losses and foreign exchange impacts. These conclusions are preliminary and may be subject to change following a full review of the PartnerRe’s investment portfolio.

The descriptions related to the preliminary adjustments are as follows (dollars in thousands):

Balance Sheet

Increase (decrease) as of March 31, 2015
Assets:
(a) Adjustment to Fixed maturities and short-term investments, available for sale:
To reclassify fixed maturities and short-term investments to available for sale to conform accounting policies	$13,432,066
(b) Adjustment to Fixed maturities and short-term investments, trading:
To reclassify fixed maturities and short-term investments to available for sale to conform accounting policies	(13,432,066)
(c) Adjustments to Other investments:
To reclassify derivative assets and liabilities to conform presentation	32,785
To fair value investments held at cost or valued under the equity method	11,367
(d) Adjustments to Insurance and reinsurance premium balances receivable:
To align written premium methodologies to conform accounting policies	1,054,141
To eliminate intercompany transactions between PartnerRe and AXIS	(6,929)
(e) Adjustments to Reinsurance recoverable on unpaid and paid losses:
To reclassify prepaid reinsurance to conform presentation	(69,709)
To eliminate intercompany transactions between PartnerRe and AXIS	(208,603)
(f) Adjustments to Deferred acquisition costs:
To align written premium methodologies to conform accounting policies	368,452
To eliminate PartnerRe’s deferred acquisition cost asset	(1,075,231)
(g) Adjustment to record Value of business acquired:
To record the fair value of PartnerRe’s life business	348,100
(h) Adjustments to Goodwill:
To eliminate PartnerRe’s carried goodwill	(456,380)
To record goodwill created by the amalgamation	602,370
(i) Adjustments to Intangible assets:
To record finite-lived intangible assets acquired (non-life customer and broker relationships and brand)	189,996
To record finite-lived intangible assets acquired (life renewal rights)	20,000
To record an indefinite-lived intangible asset acquired (U.S. licenses)	7,350
To eliminate PartnerRe’s carried intangible assets	(152,836)
(j) Adjustments to Other assets:
To reclassify receivables for securities sold, derivative assets and prepaid reinsurance to conform presentation	245,937
To record deferred tax impact on pro forma adjustments	58,045
To eliminate intercompany transactions between PartnerRe and AXIS	(30,946)

Total adjustments to Assets	$937,909

Increase (decrease) as of March 31, 2015

Liabilities:
(k) Adjustments to Reserve for losses and loss expenses:
To record unpaid losses and loss adjustment expenses at fair value, reflecting an increase for a market based risk margin partially offset by a discount used to present value of the unpaid losses and loss adjustment expenses	$69,251
To eliminate intercompany transactions between PartnerRe and AXIS	(208,603)
(l) Adjustment to Policy benefits for life and annuity contracts:
To reflect policy benefits for life and annuity contracts at fair value	160,000
(m) Adjustments to Unearned premiums:
To record the fair value of profit within PartnerRe’s non-life unearned premiums, adjusted for a risk factor	(1,011,667)
To align written premium methodologies to conform accounting policies	1,422,593
To eliminate intercompany transactions between PartnerRe and AXIS	(30,946)
(n) Adjustment to Debt:
To reflect PartnerRe’s debt at fair value	120,772
(o) Adjustments to Other liabilities:
To record the accrual for the payment of a one-time special dividend	560,686
To reflect AXIS and PartnerRe estimated transaction costs and cash-settled share-based compensation costs related to the amalgamation	86,107
To reclassify receivables for securities sold and derivative liabilities to conform presentation	209,012
To eliminate intercompany transactions between PartnerRe and AXIS	(6,929)

Total adjustments to Liabilities	$1,370,276

Shareholders’ Equity:
(p) Adjustment to Preferred shares:
To align presentation of preferred shares	$819,600
(q) Adjustments to Common shares:
To reflect issuance of amalgamated company shares	1,346
To eliminate PartnerRe’s common shares	(87,237)
(r) Adjustments to Additional paid-in capital:
To reflect issuance of amalgamated company shares	5,950,788
To align presentation of preferred shares	(819,600)
To eliminate PartnerRe’s additional paid-in capital	(3,139,865)
To record AXIS’ estimated share-based compensation costs related to the amalgamation	12,997
(s) Adjustment to Accumulated other comprehensive loss:
To eliminate PartnerRe’s accumulated other comprehensive loss	37,240
(t) Adjustments to Retained earnings:
To record AXIS’ estimated share-based compensation costs related to the amalgamation	(24,103)
To record AXIS’ estimated amalgamation transaction costs	(30,000)
To eliminate PartnerRe’s retained earnings	(6,442,442)
(u) Adjustment to Treasury shares:
To eliminate PartnerRe’s treasury shares	3,288,909

Total adjustments to Shareholders’ Equity	$(432,367)

(v) Adjustments to Common shares outstanding (in thousands of shares):
To reflect elimination of PartnerRe’s common shares outstanding, issuance of amalgamated company shares to PartnerRe’s shareholders and the vesting of PartnerRe and AXIS share-based compensation awards due to the amalgamation	58,553

Statement of Income

	Increase (decrease) for the Three Months Ended March 31, 2015	Increase (decrease) for Year Ended December 31, 2014
Revenues:
(a) Adjustments to Net premiums earned:
To align written and earned premium methodologies to conform accounting policies	$77,800	$(25,880)
To eliminate intercompany transactions between PartnerRe and AXIS	(14,014)	(60,600)
(b) Adjustments to Net realized investment (losses) gains:
To reclassify presentation of foreign exchange on realized gains and losses on investments	(60)	52,364
To reclassify unrealized gains and losses on investments to conform accounting policies	(79,329)	(230,719)

Total adjustments to Revenues	(15,603)	(264,835)

Expenses:
(c) Adjustments to Net losses and loss expenses and life policy benefits:
To record amortization of the adjustment resulting from the difference between the estimated fair value and the historical carrying value of PartnerRe’s net losses and loss expenses and life and annuity policy benefits	(6,233)	(37,106)
To align earned premium methodologies to conform accounting policies	45,810	(18,060)
To eliminate intercompany transactions between PartnerRe and AXIS	(8,226)	(40,100)
(d) Adjustments to Acquisition costs:
To amortize the fair value of profit within PartnerRe’s unearned premiums adjusted for a risk factor, non-life	28,074	859,917
To reduce acquisition costs following the write-off of the deferred acquisition cost asset	(27,883)	(768,666)
To amortize the fair value of PartnerRe’s life business	6,543	27,267
To align earned premium methodologies to conform accounting policies	22,080	(5,420)
To eliminate intercompany transactions between PartnerRe and AXIS	(4,105)	(16,800)
(e) Adjustments to Foreign exchange gains:
To align presentation of foreign exchange on realized gains and losses on investments	(60)	52,364
To align unrealized foreign exchange gains and losses on investments to conform accounting policies	(128,632)	(181,323)
(f) Adjustments to Amortization of intangibles:
To record amortization of intangible assets resulting from the amalgamation	6,637	26,546
To eliminate PartnerRe’s historical amortization expense related to intangible assets	(6,768)	(27,486)
(g) Adjustment to Interest expense and financing costs:
To record reduction of interest expense related to the amortization of the fair value adjustment on PartnerRe’s debt	(8,080)	(32,770)

Total adjustments to Expenses	(80,843)	(161,637)

Income taxes:
(h) Adjustment to Income tax (benefit) expense:
To record income tax on pro forma adjustments	11,987	(1,355)

Total adjustments to Net Income	$53,253	$(101,843)

Estimated amortization charges relating to the fair value adjustments

The estimated useful lives of the identified finite-life intangible assets range from five to twenty years.

The following table shows the estimated annual pre-tax amortization expenses (income) of the fair value adjustments for the first five years following the acquisition (dollars in millions):

	Year following the acquisition
	1	2	3	4	5
Reduction in net loss and loss expenses and life and annuity policy benefits	$(37)	$(25)	$(20)	$(17)	$(15)
Amortization of the fair value of PartnerRe’s life business and profit within PartnerRe’s non-life unearned premium, offset by reduction in acquisition costs due to the write-off of the deferred acquisition costs asset	119	27	18	12	11

Total included in underwriting result	82	2	(2)	(5)	(4)
Estimated amortization expenses	27	27	27	27	27
Reduction in interest expenses	(33)	(33)	(27)	(17)	(11)

Total included in other expenses	(6)	(6)	—	10	16

Total	$76	$(4)	$(2)	$5	$12

Note 5—Preliminary Unaudited Pro Forma Net Income Per Share

Preliminary unaudited pro forma net income per share for the three months ended March 31, 2015 and the year ended December 31, 2014 have been calculated using AXIS’s historic weighted average common shares outstanding plus the common shares assumed to be issued to PartnerRe shareholders per the amalgamation agreement.

The following table sets forth the calculation of basic and diluted preliminary unaudited pro forma net income per share for the three months ended March 31, 2015 and the year ended December 31, 2014 (dollars in thousands, except per share amounts):

	Three Months Ended March 31, 2015		Year Ended December 31, 2014
	Basic	Diluted	Basic	Diluted
Preliminary pro forma net income available to common shareholders	$440,789	$440,789	$1,667,053	$1,667,053

Weighted average common shares outstanding:
AXIS historical	99,910	101,139	104,368	105,713
AXIS share issuance to PartnerRe’s shareholders	107,653	107,653	107,653	107,653
AXIS restricted stock units and other share-based compensation expected to vest upon the completion of the amalgamation	430	48	430	95

Preliminary pro forma adjusted weighted average common shares outstanding	207,993	208,840	212,451	213,461

Preliminary pro forma net income per share	$2.12	$2.11	$7.85	$7.81

Note 6—Preliminary Unaudited Pro Forma Debt

The historical and preliminary unaudited pro forma debt of AXIS and PartnerRe is summarized as follows (dollars in millions):

	As of March 31, 2015
	Historical AXIS	Historical PartnerRe	Pro Forma Adjustments (1)	Pro Forma
2.65% Senior Notes due April 1, 2019	$248.3	$—	$—	$248.3
5.875% Senior Notes due June 1, 2020	496.6	—	—	496.6
5.15% Senior Notes due April 1, 2045	246.2	—	—	246.2
6.875% Senior Notes due June 1, 2018	—	250.0	43.2	293.2
5.5% Senior Notes due June 1, 2020	—	500.0	77.3	577.3
6.440% Capital Efficient Notes due December 1, 2066	—	71.0	0.2	71.2

	$991.1	$821.0	$120.7	$1,932.8

(1)	Adjustment to reflect PartnerRe’s debt at fair value.

COMPARATIVE PER SHARE DATA

The historical earnings per share, dividends and book values of PartnerRe and AXIS shown in the tables below are derived from their respective unaudited consolidated financial statements as of and for the three months ended March 31, 2015 and the audited consolidated financial statements as of and for the year ended December 31, 2014. The unaudited pro forma comparative basic and diluted earnings per share data give effect to the acquisition method of accounting as if the amalgamation had been completed on January 1, 2014. The unaudited pro forma book value per share information was computed as if the amalgamation had been completed on March 31, 2015.

You should read this information in conjunction with the historical financial information of PartnerRe and AXIS included or incorporated elsewhere into this joint proxy statement/prospectus, including PartnerRe’s and AXIS’ respective financial statements and related notes thereto. The unaudited pro forma per share data is not necessarily indicative of either actual results had the amalgamation occurred as of the dates or during the periods indicated or of the future operations of PartnerRe or AXIS.

This unaudited pro forma per share financial data does not give consideration to the impact of possible revenue enhancements, potential loss of business, expense efficiencies, synergies, strategy modifications, asset dispositions or other actions. This pro forma per share data is subject to risks and uncertainties, including those discussed in the section of this joint proxy statement/prospectus titled “Risk Factors.”

Per share data as of and for the three months ended March 31, 2015:

	AXIS Historical	PartnerRe Historical	Unaudited Pro Forma
Book value per common share	$53.38	$133.08	$54.06
Diluted book value per common share	$51.97	$129.86	$53.54
Diluted tangible book value per common share (1)	$51.11	$118.4	$49.35
Dividends declared per common share	$0.29	$0.70	$0.29
Net income available to common shareholders per common share—basic	$1.56	$4.88	$2.12
Net income available to common shareholders per common share—diluted	$1.54	$4.76	$2.11
Operating income available to common shareholders per common share—diluted (1)	$1.35	$3.09	$1.42

(1)	Diluted tangible book value per common share and operating income are “non-GAAP financial measures” as defined by Regulation G.

Per share data for the year ended December 31, 2014:

	AXIS Historical	PartnerRe Historical	Unaudited Pro Forma
Dividends declared per common share	$1.10	$2.68	$1.16
Net income available to common shareholders per common share—basic	$7.38	$19.96	$7.85
Net income available to common shareholders per common share—diluted	$7.29	$19.51	$7.81
Operating income available to common shareholders per common share—diluted (1)	$5.32	$14.76	$5.90

n/a—not applicable

(1)	Operating income is a “non-GAAP financial measure” as defined by Regulation G.

Diluted tangible book value per common share is calculated using common shareholders’ equity attributable to controlling interests (total shareholders’ equity less noncontrolling interests and aggregate liquidation value of preferred shares) less goodwill and intangible assets, net of tax, divided by the diluted common shares outstanding (assuming exercise of all share-based awards and other dilutive securities). We believe that this measure, in combination with diluted book value per common share, is useful in assessing value generated for our common shareholders. A reconciliation of diluted tangible book value per common share to the most directly comparable GAAP financial measure is provided below:

	As of March 31, 2015
	AXIS Historical	PartnerRe Historical	Unaudited Pro Forma
Total shareholders’ equity	$6,046,235	$7,254,828	$12,868,696
Less:
Preferred shares, aggregate liquidation value	627,843	853,750	1,481,593
Noncontrolling interests	69,072	57,683	126,755

Common shareholders’ equity attributable to controlling interests	5,349,320	6,343,395	11,260,348

Less:
Goodwill	47,148	456,380	649,518
Intangible assets, net of tax	41,360	103,276	232,203

Tangible book value attributable to common shareholders	$5,260,812	$5,783,739	$10,378,627

Diluted common shares outstanding	102,924	48,850	210,327
Diluted tangible book value per common share	$51.11	$118.40	$49.35

Operating income represents after-tax operational results without consideration of after-tax net realized investment (losses) gains, foreign exchange gains (losses), interest in (losses) earnings of equity method investments and withholding tax on inter-company dividends. Diluted operating earnings per common share is derived from this non-GAAP operating income measure. For a further explanation of this measure, see PartnerRe’s and AXIS’ Quarterly Reports on Form 10-Q for the three months ended March 31, 2015 and PartnerRe’s and AXIS’ Annual Reports on Form 10-K for the year ended December 31, 2014. A reconciliation of diluted operating earnings per common share to the most directly comparable GAAP financial measure is provided below:

	Three Months Ended March 31, 2015
	AXIS Historical	PartnerRe Historical	Unaudited Pro Forma
Net income available to common shareholders	$155,803	$231,733	$440,789
Less:
Net realized investment (losses) gains, net of tax	(41,994)	100,311	(10,210)
Net foreign exchange gains (losses), net of tax	61,726	(15,801)	157,004
Interest in losses of equity method investments, net of tax	—	(3,313)	(3,313)

Operating income available to common shareholders	$136,071	$150,536	$297,308

Weighted average number of common shares outstanding—diluted	101,139	48,710	208,840
Operating income available to common shareholders per common share—diluted	$1.35	$3.09	$1.42

	Year ended December 31, 2014
	AXIS Historical	PartnerRe Historical	Unaudited Pro Forma
Net income available to common shareholders	$770,657	$998,239	$1,667,053
Less:
Net realized investment gains, net of tax	106,196	286,252	247,778
Net foreign exchange gains (losses), net of tax	101,586	(45,883)	158,174
Interest in earnings of equity method investments, net of tax	—	8,577	8,577
Withholding tax on inter-company dividends, net of tax	—	(6,125)	(6,125)

Operating income available to common shareholders	$562,875	$755,418	$1,258,649

Weighted average number of common shares outstanding - diluted	105,713	51,174	213,461
Operating income available to common shareholders per common share - diluted	$5.32	$14.76	$5.90

MARKET PRICE AND DIVIDEND INFORMATION

PartnerRe

PartnerRe common shares are quoted on the NYSE under the ticker symbol “PRE.” The following table shows the intraday high and low prices for the PartnerRe common shares and cash dividends per share, for the periods indicated as reported by the NYSE. These prices do not necessarily represent actual transactions.

		PartnerRe
	High	Low	Dividend
Year ending December 31, 2015
First quarter	$122.45	$110.06	$0.70
Second quarter (through May 18, 2015)	$136.18	$113.68	$0.70	(1)
Year ended December 31, 2014
Fourth quarter	$118.47	$107.57	$0.67
Third quarter	$113.35	$103.57	$0.67
Second quarter	$109.73	$99.99	$0.67
First quarter	$104.95	$94.50	$0.67
Year ended December 31, 2013
Fourth quarter	$105.90	$90.48	$0.64
Third quarter	$93.44	$85.98	$0.64
Second quarter	$96.41	$86.13	$0.64
First quarter	$94.26	$80.50	$0.64

(1)	The dividend will be payable on June 1, 2015, to common shareholders of record on May 8, 2015.

On January 23, 2015, the last business day before the public announcement of the amalgamation agreement, and May 29, 2015, the last reported sales price of PartnerRe common shares, as reported by the NYSE, was $114.14 and $131.43, respectively. PartnerRe shareholders and AXIS shareholders are encouraged to obtain current market quotations for PartnerRe common shares before making any decision with respect to the amalgamation. No assurance can be given concerning the market price for PartnerRe common shares before or after the date on which the amalgamation will close. The market price for PartnerRe common shares will fluctuate between the date of this joint proxy statement/prospectus and the date on which the amalgamation closes and thereafter.

As of May 1, 2015, there were approximately 38 holders of record of PartnerRe common shares. This does not represent the actual number of beneficial owners of PartnerRe common shares because shares are frequently held in “street names” by securities dealers and others for the benefit of beneficial owners who may vote shares.

AXIS

AXIS common shares are quoted on the NYSE under the ticker symbol “AXS.” The following table shows the intraday high and low prices for the AXIS common shares and cash dividends per share, for the periods indicated as reported by NYSE. These prices do not necessarily represent actual transactions.

		AXIS
	High	Low	Dividend
Year ending December 31, 2015
First quarter	$53.02	$47.65	$0.29
Second quarter (through May 18, 2015)	$57.94	$50.81	$0.29	(1)
Year ended December 31, 2014
Fourth quarter	$52.21	$44.94	$0.29
Third quarter	$48.66	$43.00	$0.27
Second quarter	$47.34	$43.91	$0.27
First quarter	$47.41	$41.82	$0.27
Year ended December 31, 2013
Fourth quarter	$49.75	$43.43	$0.27
Third quarter	$48.39	$41.87	$0.25
Second quarter	$46.88	$41.29	$0.25
First quarter	$41.98	$34.95	$0.25

(1)	Dividend declared May 8, 2015 and payable July 15, 2015.

On January 23, 2015, the business day before the public announcement of the amalgamation agreement, and May 29, 2015, the last reported sales price of AXIS common shares, as reported by the NYSE, was $49.33 and $55.04, respectively. AXIS shareholders and PartnerRe shareholders are encouraged to obtain current market quotations for AXIS common shares before making any decision with respect to the amalgamation. No assurance can be given concerning the market price for AXIS common shares before or after the date on which the amalgamation will close. The market price for AXIS common shares will fluctuate between the date of this joint proxy statement/prospectus and the date on which the amalgamation closes and thereafter.

As of May 1, 2015, there were 23 holders of record of AXIS common shares. This does not represent the actual number of beneficial owners of AXIS common shares because shares are frequently held in “street names” by securities dealers and others for the benefit of beneficial owners who may vote shares.

PartnerRe Security Ownership of Certain Beneficial Owners, Management and Directors of PartnerRe

The following table sets forth information as of May 1, 2015 with respect to the beneficial ownership of issued and outstanding common shares by (i) PartnerRe’s Chief Executive Officer, PartnerRe’s Chief Financial Officer, and each of the three remaining most highly compensated executive officers during the 2014 fiscal year (collectively, “Named Executive Officers” or “NEOs”); (ii) each of PartnerRe’s directors; (iii) all of PartnerRe’s executive officers and directors as a group; and (iv) each person known by us to beneficially own 5% or more of the issued and outstanding PartnerRe common shares. As defined by the SEC, a person is deemed to “beneficially own” shares if such person directly or indirectly (i) has or shares the power to vote or dispose of such shares, regardless of whether such person has any pecuniary interest in the shares; or (ii) has the right to acquire the power to vote or dispose of such shares within 60 days, including through the exercise of any option, warrant, or right. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the statements concerning voting and dispositive power concerning PartnerRe common shares included in the footnotes to this table shall not be construed as confirmation that such persons are the beneficial owners of such common shares.

As of May 1, 2015, the common shares owned by all directors and executive officers as a group (including Costas Miranthis, PartnerRe’s former President and Chief Executive Officer) constitute approximately 1.82% of the issued and outstanding common shares, net of treasury shares. The shares detailed in the table below are not necessarily owned by the entity named but may be owned by accounts over which it exercises discretionary investment authority.

Name of Beneficial Owner	Common Shares	Exercisable Options/SSARs	Amount of Beneficial Ownership	Percentage of Issued and Outstanding Common Shares
David Zwiener	5,587	25,621	31,208	0.07%
William Babcock	9,659	100,317	109,976	0.23%
Emmanuel Clarke	23,357	106,329	129,686	0.27%
Laurie Desmet	10,517	65,987	76,504	0.16%
Theodore C. Walker	8,809	209,460	218,269	0.46%
Costas Miranthis	64,706	—	64,706	0.14%
Jean-Paul L. Montupet	10,166	38,627	48,793	0.10%
Judith Hanratty	1,039	6,683	7,722	0.02%
Jan H. Holsboer	20,086	66,062	86,148	0.18%
Roberto Mendoza	2,194	23,170	25,364	0.05%
Debra J. Perry	—	—	—	—
Rémy Sautter	11,149	17,451	28,600	0.06%
Greg F. H. Seow	—	—	—	—
Kevin M. Twomey	2,674	34,765	37,439	0.08%
Egbert Willam	—	3,899	3,899	0.01%
All directors and executive officers (15 total)			868,314	1.82%
Other Beneficial Owners (1)
The Vanguard Group, Inc. (2) 100 Vanguard Blvd. Malvern, PA 19355	3,803,996	—	3,803,996	7.8%

*	Denotes beneficial ownership of less than 1%
(1)	The information contained in Other Beneficial Owners is based solely on reports on Schedules 13G/A filed with the SEC; PartnerRe has not independently verified the data.
(2)	As of December 31, 2014, based on a report on Schedule 13G filed on February 11, 2015, The Vanguard Group, Inc. beneficially owns and has sole voting power over 45,694 common shares, sole dispositive power over 3,762,002 common shares and shared dispositive power over 41,994 common shares. Vanguard Fiduciary Trust Company a wholly-owned subsidiary of the Vanguard Group, Inc is the beneficially owner of 28,894 common shares. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc. is the beneficial owner of 29,900 common shares. The ownership percentage is based on the assumption that The Vanguard Group, Inc. continues to own the number of common shares reflected in the table above as of February 17, 2015.

There are no arrangements, known to PartnerRe, including any pledge by any person of securities of PartnerRe, the operation of which may at a subsequent date result in a change in control of PartnerRe, other than the amalgamation agreement between PartnerRe and AXIS (see “Business—General” in Item 1 of Part I of PartnerRe’s Annual Report on Form 10-K for the year ended December 31, 2014).

AXIS Security Ownership of Certain Beneficial Owners, Management and Directors of AXIS

The following table sets forth information as of May 1, 2015 with respect to the beneficial ownership of issued and outstanding common shares by (i) AXIS’ Chief Executive Officer, AXIS’ Chief Financial Officer, and each of the three remaining most highly compensated executive officers during the 2014 fiscal year (collectively, “Named Executive Officers” or “NEOs”); (ii) each of AXIS’ directors; (iii) all of AXIS’ executive officers and directors as a group; and (iv) each person known by us to beneficially own 5% or more of the issued and outstanding AXIS common shares. As defined by the SEC, a person is deemed to “beneficially own” shares if such person directly or indirectly (i) has or shares the power to vote or dispose of such shares, regardless of whether such person has any pecuniary interest in the shares; or (ii) has the right to acquire the power to vote or dispose of such shares within 60 days, including through the exercise of any option, warrant, or right. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the statements concerning voting and dispositive power concerning AXIS common shares included in the footnotes to this table shall not be construed as confirmation that such persons are the beneficial owners of such common shares.

Directors and Executive Officers	Number of Common Shares (1)	Percent of Outstanding Common Shares (1)
Named Executive Officers
Albert A. Benchimol (2)	508,237	*
Christopher N. DiSipio	56,913	*
John W. Gressier	105,941	*
Joseph C. Henry	23,759	*
John D. Nichols	79,081	*
Peter W. Wilson	5,994	*
Non-Employee Directors
Geoffrey Bell	13,454	*
Jane Boisseau	6,971	*
Michael A. Butt	1,215,956	1.2%
Charles A. Davis	—	*
Robert L. Friedman	47,183	*
Christopher V. Greetham	24,949	*
Maurice A. Keane	95,880	*
Sir Andrew Large	9,711	*
Cheryl-Ann Lister	23,716	*
Thomas C. Ramey	12,276	*
Henry B. Smith	38,309	*
Alice Young	2,177	*
Wilhelm Zeller	12,527	*
All directors, executive officers and Named Executive Officers as a group (19 persons)	2,283,034	2.3%
Other Shareholders
FMR LLC and related entities (3)	9,777,217	9.56%
Pzena Investment Management, LLC (4)	7,078,975	6.93%
The Vanguard Group (5)	7,742,888	7.57%
BlackRock, Inc. (6)	5,205,588	5.1%

*	Less than 1%
(1)

Unless otherwise indicated, the number of common shares beneficially owned and percentage ownership are based on 100,934,283 common shares issued and outstanding as of May 1, 2015 adjusted as required by rules promulgated by the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and includes sole or shared voting or investment power with respect to such shares. Except as indicated in the footnotes to the table, based on information provided by the persons named in the table, such persons have sole voting and investment power with respect to all common shares shown as beneficially owned by them. Our bye-laws reduce the total voting power of any shareholder owning 9.5% or more of our common shares to less than 9.5% of the voting power of our issued share capital, but only in the event that a U.S. Shareholder, as defined in our bye-laws, owning 9.5% or more of our common shares is first determined to exist.
(2)	The number of common shares beneficially owned by Mr. Benchimol includes 250,000 restricted shares that Mr. Benchimol forfeited on May 7, 2015 as a result of a determination by the compensation committee of the AXIS board of directors that the performance vesting criteria applicable to such restricted shares were not satisfied. The number of common shares beneficially owned by Mr. Benchimol does not include the grant of 89,268 restricted stock units that Mr. Benchimol received on May 18, 2015. 44,634 of the restricted stock units granted to Mr. Benchimol on May 18, 2015 are time-vesting and 44,634 of the restricted stock units are performance-vesting. The time-vesting restricted stock units will vest in four equal annual installments beginning on the first anniversary of the date of grant and the performance-vesting restricted stock units are eligible to vest in a range of 10% to 200% of 50% of the award amount, with a guaranteed minimum award of 10%, in a single installment on the third anniversary of the date of grant, depending on AXIS’ three-year growth in diluted book value per share as compared to AXIS’ peers. The vesting terms of Mr. Benchimol’s restricted stock units are consistent with the equity grants provided to AXIS’ other senior executive officers as part of AXIS’ annual equity grant process.
(3)	The number of common shares beneficially owned and the information set forth below is based solely on information contained in Amendment No. 11 to the Schedule 13G/A filed on February 13, 2015 by FMR LLC, 245 Summer Street, Boston Massachusetts, 02210, and includes common shares beneficially owned as of December 31, 2014. FMR LLC has sole voting power over 528,665 common shares and sole dispositive power over 9,777,217 common shares; Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and has sole dispositive power over 9,777,217 common shares; Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC and has sole dispositive power over 9,777,217 common shares; Fidelity Low-Priced Stock Fund has sole voting power over 7,484,300 common shares. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.
(4)	The number of common shares beneficially owned and the information set forth below is based solely on information contained in Schedule 13G filed on January 29, 2015 by Pzena Investment Management, LLC (“Pzena”), 120 West 45th Street, 20th Floor, New York, NY 10036, and includes common shares beneficially owned as of December 31, 2014. Pzena has sole voting power over 3,862,876 common shares and sole dispositive power over 7,078,975 common shares.
(5)	The number of common shares beneficially owned and the information set forth below is based solely on information contained in Schedule 13G filed on February 10, 2015 by The Vanguard Group (“Vanguard”), 100 Vanguard Blvd., Malvern, PA 19355, and includes common shares beneficially owned as of December 31, 2014. Vanguard has sole voting power over 100,257 common shares and sole dispositive power over 7,658,702 common shares.
(6)	The number of common shares beneficially owned and the information set forth below is based solely on information contained in Schedule 13G filed on February 3, 2015 by BlackRock, Inc. (“BlackRock”), 55 East 52nd Street, New York, NY 10022, and includes common shares beneficially owned as of December 31, 2014. BlackRock has sole voting power over 4,429,021 common shares and sole dispositive power over 5,205,588 common shares.

THE AMALGAMATION

Effects of the Amalgamation

As of the effective time, subject to the terms and conditions of the amalgamation agreement and the statutory amalgamation agreement, AXIS and PartnerRe will be amalgamated and the amalgamated company will continue after the amalgamation. The parties have acknowledged and agreed that for the purposes of Bermuda law: (i) the amalgamation will be effected so as to constitute an “amalgamation” in accordance with section 104 of the Companies Act; and (ii) PartnerRe AXIS Capital Limited will be deemed to be an “amalgamated company” as such term is understood under the Companies Act. Under the Companies Act, from and after the effective time: (i) the amalgamation of AXIS and PartnerRe and their continuance as one company will become effective; (ii) the property of each of AXIS and PartnerRe will become the property of the amalgamated company; (iii) the amalgamated company will continue to be liable for the obligations and liabilities of each of AXIS and PartnerRe; (iv) any existing cause of action, claim or liability to prosecution will be unaffected; (v) any civil, criminal or administrative action or proceeding pending by or against AXIS or PartnerRe may continue to be prosecuted by or against the amalgamated company; and (vi) a conviction against, or ruling, order or judgment in favor of or against AXIS or PartnerRe may be enforced by or against the amalgamated company.

At the effective time: (i) each PartnerRe common share issued and outstanding immediately prior to the effective time will be converted into the right to receive 2.18 PartnerRe AXIS Capital Limited common shares, together with any cash payable in lieu of any fractional PartnerRe AXIS Capital Limited common share, and (ii) each AXIS common share issued and outstanding immediately prior to the effective time will be converted into the right to receive one PartnerRe AXIS Capital Limited common share. In addition, each holder of PartnerRe common shares issued and outstanding immediately prior to the effective time shall be entitled to receive the special dividend. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Registrar of Companies for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Registrar of Companies.

At the effective time, each PartnerRe preferred share and each AXIS preferred share issued and outstanding immediately prior to the effective time will continue as a preferred share of the amalgamated company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such PartnerRe preferred shares or AXIS preferred shares, respectively.

Background of the Amalgamation

The PartnerRe board of directors and senior management periodically review the company’s operations, financial condition and performance, and long-term strategic plan and objectives, as well as industry conditions, regulatory developments and their respective impact on PartnerRe’s long-term strategic plan and objectives. Over the past two years, the PartnerRe board of directors has reviewed and considered the current and future industry trends and risks to PartnerRe’s ability to execute its strategic plan as a stand-alone entity, including the impact of continuing consolidation in the reinsurance industry, and increasing competitive pricing from, among other things, consolidation of brokers and increasing participation in catastrophe markets by alternative sources of capital. The PartnerRe board of directors also reviewed the full range of strategic alternatives to continuing to execute its business plan as a stand-alone entity and concluded that continuing as a stand-alone entity and seeking to reposition the company in response to changing market conditions would be the most actionable alternative, and the most attractive alternative, for the shareholders of PartnerRe.

The PartnerRe board of directors identified four key factors that it believed would drive PartnerRe’s operational, financial and business growth as a stand-alone entity in the face of changing industry and market conditions. These factors were: (i) size and scale in both insurance and reinsurance markets; (ii) capabilities in the primary insurance market and the ability to dynamically deploy capital; (iii) ability to leverage third party capital in catastrophe and non-catastrophe markets; and (iv) pursuit of opportunistic acquisitions that would be accretive.

In September 2013, the senior management of PartnerRe presented a possible strategic acquisition candidate to the PartnerRe board of directors. The PartnerRe board of directors reviewed the merits and challenges of completing the possible acquisition proposed by the senior management, and after preliminary analysis and discussions with the senior management, the PartnerRe board of directors determined that it would be worthwhile exploring that acquisition further. In this regard, the PartnerRe board of directors established a transaction committee of the PartnerRe board of directors (the “PartnerRe Transaction Committee”) to further evaluate the possibility of proceeding with the transaction. The PartnerRe Transaction Committee was composed of Mr. Jean-Paul Montupet, Chairman of the PartnerRe board of directors, Mr. Costas Miranthis, the then-Chief Executive Officer of PartnerRe and a member of the PartnerRe board of directors, and Messrs. Roberto Mendoza and David Zwiener, each a member of the PartnerRe board of directors. After preliminary discussions, the PartnerRe Transaction Committee, while working with the senior management of PartnerRe, determined that the transaction with the counterparty was not actionable.

In early 2014, Mr. Miranthis had preliminary discussions with another counterparty in connection with a potential strategic transaction. Mr. Miranthis further discussed this matter with the PartnerRe Chairman, followed by members of the senior management of PartnerRe and representatives from Davis Polk & Wardwell LLP (“Davis Polk”), PartnerRe’s regular U.S. outside counsel, and Credit Suisse, with whom PartnerRe had a preexisting retainer agreement, which was later modified to cover the amalgamation with AXIS. In February 2014, Mr. Miranthis reported to the PartnerRe board of directors on the preliminary discussions he had had with the counterparty in connection with the potential strategic transaction. In his report, Mr. Miranthis identified potential synergies and strategic benefits of the possible transaction to the PartnerRe board of directors. After discussions with the senior management, the PartnerRe board of directors unanimously supported further dialogue with the counterparty. The PartnerRe board of directors authorized the PartnerRe Transaction Committee to evaluate the possible transaction and oversee discussions with the counterparty and directed the PartnerRe Transaction Committee to report back to the PartnerRe board of directors with respect to its findings.

After the February 2014 meeting of the PartnerRe board of directors, the PartnerRe Transaction Committee, with the assistance of senior management and advisors, explored and evaluated the terms of the potential transaction that it would be willing to pursue. The PartnerRe board of directors was subsequently briefed by the PartnerRe Transaction Committee and members of the senior management on the further preliminary discussions with such counterparty and unanimously authorized the PartnerRe Transaction Committee to explore, evaluate and negotiate the terms of a possible transaction with the identified counterparty, and any other strategic transaction that it would deem to be in the best interests of PartnerRe and its shareholders, and to recommend such transaction to the PartnerRe board of directors. In June 2014, after further discussions with the counterparty, the PartnerRe Transaction Committee concluded that no actionable transaction would be possible on such terms, and the PartnerRe Transaction Committee terminated discussions with such counterparty.

Following the termination of discussions, the PartnerRe board of directors directed senior management to consider other possible responses to the trends in the industry, including potential acquisitions and strategic options and to report their findings to the PartnerRe board of directors.

During the September and November 2014 meetings of the PartnerRe board of directors, the PartnerRe board of directors considered various strategic options to respond to changing industry trends presented by senior management, including potential transactions with a variety of primary insurance companies or participating in the consolidation of the reinsurance sector. At these meetings, members of the senior management gave an overview of certain challenges faced by the reinsurance industry and the strategic landscape, including a review of several potential candidates, which included AXIS. The PartnerRe board of directors then generally concluded that a transaction involving a company in the primary insurance market would be the logical next strategic step for PartnerRe because such a transaction, in comparison to a transaction with a pure-play reinsurance company, likely would lead to higher levels of value creation for PartnerRe’s shareholders by allowing PartnerRe to expand its business platforms and enter the primary insurance market. However, the PartnerRe board of directors discussed the fact that the primary insurance targets that PartnerRe believed it could viably acquire did not have sufficient market presence to enable PartnerRe to enter the primary insurance market in a meaningful manner. Furthermore, since primary insurance companies had at that time and in the past few years traded at higher multiples than reinsurance companies, the premium required for the acquisition of a primary insurance target likely would be dilutive to PartnerRe’s earnings per share. The PartnerRe board of directors considered that AXIS, with its roughly even split of reinsurance and insurance business, could be a merger partner that offered PartnerRe’s shareholders the opportunity to be invested in an entity with a primary insurance business and with an ability to consolidate in the reinsurance market while achieving significant financial and operational synergies, creating a combined company that would be well-positioned as a leader in the broker-based reinsurance distribution channel. The PartnerRe board of directors also considered that a strategic transaction between PartnerRe and AXIS would result in a combined company that would be in a significantly stronger financial and operational position. In light of these considerations, the PartnerRe board of directors thought that AXIS was an attractive strategic candidate that could accomplish all of PartnerRe’s strategic goals, provided a transaction could be negotiated on the terms and conditions acceptable to PartnerRe and its shareholders.

Following the November 2014 meeting of the PartnerRe board of directors, the non-executive members of the PartnerRe Transaction Committee further discussed the strategic alternatives potentially available to PartnerRe at that time. The non-executive members of the PartnerRe Transaction Committee discussed their belief that a combination with AXIS represented the most likely opportunity for PartnerRe to accomplish all of PartnerRe’s strategic goals, but they would need to explore whether such a transaction was actionable in the form of a merger of equals. Given the rapidly growing trend of consolidation in the reinsurance market and in light of discussions at the November 2014 PartnerRe board of directors meeting, the non-executive members of the PartnerRe Transaction Committee determined that it was necessary to quickly understand whether AXIS would be receptive to a strategic transaction with PartnerRe. The non-executive members of the PartnerRe Transaction Committee also determined that, since any merger of equals transaction with AXIS would raise questions about the leadership of the combined company, initial discussions regarding a proposed transaction with AXIS should be at the Chairman to Chairman level.

The AXIS board of directors and AXIS’ senior management regularly review and evaluate their strategic plan and competitive positioning in the global insurance and reinsurance markets and regulatory developments with the goal of maximizing shareholder value. As part of their review process, the AXIS board of directors routinely analyzes the competitive landscape, including the trading price of its common shares, and the current environment in the industries in which AXIS operates. As part of this ongoing process the AXIS board of directors and senior management of AXIS from time to time consider a variety of potential alternatives including possible acquisitions and business combinations.

In June 2014, AXIS received an informal oral communication regarding a potential transaction. After consideration of all relevant factors by the AXIS board of directors and the senior management, the AXIS board of directors determined that it would be preferable for AXIS to continue to pursue its strategy as an independent company.

As part of its annual strategy session during its September 2014 meetings, the AXIS board of directors and senior management evaluated industry trends, AXIS’ position in the insurance and reinsurance markets and various strategic options that may be available to AXIS. The evaluation included discussions of certain potential transactions in the insurance and reinsurance sectors. At these meetings, members of the senior management of AXIS also gave an overview of the strengths and challenges faced by the industry and the strategic landscape for

AXIS’ businesses. These topics were discussed in detail by the AXIS board of directors at the September 2014 board meetings and again at a meeting on December 5, 2014 in connection with the board of directors’ annual review of the AXIS’ business plans for the upcoming year.

In the first week of December 2014, Mr. Mendoza contacted Mr. Michael Butt, the Chairman of AXIS, whom Mr. Mendoza had known professionally for several years, and invited Mr. Butt to have an introductory meeting with Mr. Montupet regarding a business proposal. As a result of years of business interactions, PartnerRe and AXIS were familiar with each other’s respective reinsurance businesses. Mr. Butt reported his conversation with Mr. Mendoza to Mr. Albert Benchimol, the Chief Executive Officer of AXIS, and to some other members of the AXIS board of directors at a board dinner that evening.

On December 10, 2014, Mr. Montupet had an introductory telephone conversation with Mr. Butt. Messrs. Montupet and Butt discussed, among other things, the challenges facing the reinsurance industry and the high level of M&A activity and consolidation in the industry. In this context, Mr. Montupet suggested that it could be in the best interests of the two companies and their respective shareholders to explore a potential merger of equals between PartnerRe and AXIS. Mr. Butt advised Mr. Montupet that the AXIS board of directors had approved AXIS’ strategic plan at its September board meeting and its 2015 business plan at its December board meeting and was confident in AXIS’ ability to move forward as an independent company. However, Mr. Butt indicated that the possibility of a merger of equals transaction with PartnerRe could be of interest and that he would review the matter with the Executive Committee of the AXIS board of directors (the “Executive Committee”) and get back to him. After the call, Mr. Butt called Mr. Benchimol and advised him of his call with Mr. Montupet.

On December 11, 2014, Messrs. Butt and Benchimol had a lengthy meeting to discuss the potential transaction with PartnerRe. They also met with the AXIS Lead Independent Director, Mr. Henry Smith. The members of the Executive Committee, Messrs. Butt, Benchimol, Smith and Charles A. Davis, then met by phone and discussed the inquiry Mr. Butt had received from Mr. Montupet. The Executive Committee discussed the advantages and disadvantages associated with the PartnerRe proposal as compared to the stand-alone prospects of AXIS as well as the potential for alternative transactions that might offer greater value to AXIS’ shareholders. The consensus of the Executive Committee was that while AXIS was comfortable with its current strategy as an independent company, given the parties’ respective reinsurance businesses and the environment for transactions in the reinsurance market, they may be interested in further exploring a merger of equals with PartnerRe. The directors also discussed in detail the potential composition of the board of directors and management of a combined entity and Messrs. Butt, Smith and Davis expressed the desire that Mr. Benchimol assume the role of Chief Executive Officer of the combined company because, among other reasons, of his familiarity with both companies. The directors also noted that Mr. Benchimol’s future role was a necessary condition to be resolved before AXIS would agree to a meeting with the representatives of PartnerRe. Mr. Butt also discussed with two other directors whether they would support exploratory talks with PartnerRe on the basis outlined by the Executive Committee. Both of the other directors supported such talks. They, along with the Executive Committee, recommended that this matter should be discussed with the full AXIS board of directors at an early opportunity.

On December 12, 2014, Mr. Butt called Mr. Montupet and indicated that AXIS was interested in exploring a potential merger of equals with PartnerRe, but noted that its willingness to do so was conditioned on Mr. Benchimol being appointed as the Chief Executive Officer of the combined company. Mr. Butt indicated that, consistent with a merger of equals structure, PartnerRe could appoint Mr. Montupet as the Chairman of the board of the combined company, with the key members of the management of the combined company coming from both parties. Mr. Montupet told Mr. Butt that PartnerRe would consider this proposal and revert to Mr. Butt in a few days.

Thereafter, the non-executive members of the PartnerRe Transaction Committee further discussed the response from AXIS, including discussions with a representative from Davis Polk. The non-executive members of the PartnerRe Transaction Committee concluded that it would be in the best interests of PartnerRe and its shareholders to continue exploratory discussions with AXIS. The non-executive members of the PartnerRe Transaction Committee also discussed AXIS’ requirement that Mr. Benchimol be appointed the Chief Executive Officer of the combined company in the event of a transaction. The PartnerRe Transaction Committee concluded that Mr. Benchimol would be the more suitable candidate to lead the combined company and would be well-placed to position the combined company for success and achieve the potential synergies afforded by the proposed transaction because he had extensive experience in managing primary insurance business due to his employment at AXIS and was already familiar with the PartnerRe business and to the senior management of PartnerRe and the PartnerRe board of directors given his past employment with PartnerRe, including 10 years as the Executive Vice President and Chief Financial Officer (including his position as the Chief Executive Officer of the Capital Markets Group during his last three years at PartnerRe), during which time he had earned the confidence of and developed strong working relationships with the members of the PartnerRe board of directors.

On December 15, 2014, Mr. Montupet informed Mr. Butt that, subject to final approval by the PartnerRe board of directors, the non-executive members of the PartnerRe Transaction Committee were amenable to AXIS’ proposal that Mr. Benchimol be appointed the Chief Executive Officer of the combined business if the other key terms of a proposed transaction could be agreed. Mr. Butt reaffirmed that Mr. Montupet could be appointed as the Chairman of the board of the combined company and proposed that the board of the combined company have equal representation from both companies. On the same call, Messrs. Montupet and Butt agreed to an in-person meeting between the non-executive members of the PartnerRe Transaction Committee and representatives of AXIS, which meeting was subsequently scheduled for January 6, 2015, and agreed that it would be determined at a later date which PartnerRe and AXIS senior officers would be senior officers of the combined company. Later that day, representatives of AXIS began due diligence of publicly available information regarding PartnerRe.

The AXIS board of directors had a telephonic meeting on December 16, 2014 in which management described the PartnerRe business, discussed the benefits and challenges of a potential strategic transaction with PartnerRe and considered the various financial, structural, process related, legal, timing and other relevant aspects of such a transaction. The AXIS board of directors also evaluated the value to AXIS’ shareholders of the consolidated companies versus the current business plan. It also considered the industry market conditions and challenges and the potential impact of future industry consolidation. A further discussion ensued regarding Mr. Benchimol’s appointment as Chief Executive Officer of the amalgamated company and the next steps associated with a response to PartnerRe regarding their proposal. Following these discussions, the AXIS board of directors authorized Messrs. Butt and Benchimol to have more detailed discussions with the representatives of PartnerRe.

Between December 19 and 22, 2014, Mr. Montupet individually called each of the non-executive members of the PartnerRe board of directors and informed them of the recent developments with AXIS regarding a potential no-premium merger of equals. All non-executive PartnerRe board of directors members were supportive of continuing discussions with AXIS, including proceeding on the basis that Mr. Benchimol be appointed the Chief Executive Officer of the combined company.

On January 6, 2015, the planned meeting between the non-executive members of the PartnerRe Transaction Committee and Messrs. Butt and Benchimol took place. At the meeting, Mr. Benchimol presented an analysis that he and AXIS senior management had prepared utilizing publicly available information of both companies that summarize his vision for the combined business, including how to achieve the benefits of increased size and scale, as well as estimates for potential synergies that could be achieved by a strategic transaction. The participants discussed the potential business and strategic benefits that could result from a strategic transaction. AXIS proposed that the respective ownership percentages of the combined company of each party be set at 50/50 and that the initial board of the combined company comprise 13 members, six to be designated by PartnerRe and AXIS each with the last member being the Chief Executive Officer of the combined company. PartnerRe made a counter-proposal that the respective ownership percentages of the combined company of the shareholders of each party should reflect each party’s respective current market capitalizations and relative tangible book value and that, consistent with the past discussions between Messrs. Butt and

Montupet, the initial board of the combined company should have equal representation from both parties, further proposing that the initial board should comprise 12 members, with six to be designated by PartnerRe and AXIS each. The parties also started discussions on potential senior officers of the combined company. The parties did not reach agreement on the respective ownership percentages of the combined company of each party or the board composition of the combined company. Later that day, Messrs. Montupet and Butt further discussed the issue of the basis on which the respective board representation and ownership percentage of the combined company of each party should be determined in the context of the proposed transaction.

Following the meeting, the non-executive members of the PartnerRe Transaction Committee discussed Mr. Benchimol’s vision for the combined company, including the strategic benefits of a merger of equals with AXIS and determined that it was in the best interests of PartnerRe and its shareholders to continue discussions with AXIS. The non-executive members of the PartnerRe Transaction Committee further discussed AXIS’ proposal on the respective ownership percentages of the combined company of each party, the board composition of the combined company and a counter-proposal on these issues that Mr. Montupet would deliver to AXIS.

On January 7, 2015, Mr. Montupet had a telephone conversation with Mr. Butt. On this call, Mr. Montupet stated that the non-executive members of the PartnerRe Transaction Committee would be willing to recommend to the PartnerRe board of directors an ownership split of the combined company taking into consideration each party’s current relative tangible book value and respective market capitalizations resulting in a proposed ownership split of the combined company of 51.6% and 48.4% for PartnerRe and AXIS, respectively. During the same call, Mr. Butt proposed that the combined company have an initial board of 14 directors, seven to be designated by PartnerRe (including Mr. Montupet, who would be appointed as the Chairman of the board of the combined company) and seven to be designated by AXIS (including Mr. Benchimol, who would be appointed as the Chief Executive Officer of the combined company). Mr. Montupet responded to the proposal by stating that the non-executive members of the PartnerRe Transaction Committee would be willing to recommend Mr. Butt’s proposal on the board composition if AXIS agreed to the PartnerRe proposal on ownership percentages. Mr. Butt agreed to discuss these positions regarding the respective ownership split of the combined company and board composition with the AXIS board of directors at a telephonic meeting of the AXIS board of directors scheduled for later the same day, and revert to Mr. Montupet with the decision of the AXIS board of directors.

Later that day the AXIS board of directors had a telephonic meeting to discuss the status of negotiations. The board of directors of AXIS discussed the proposed valuation and considered whether the potential transaction was in the best interests of its shareholders. Mr. Benchimol reviewed the potential senior management roster and discussed potential financial advisors should the transaction move forward. The AXIS board of directors continued to express interest in a potential strategic transaction with PartnerRe and authorized Mr. Butt to proceed on the basis of the proposed ownership split of the combined company of 51.6%/48.4%, the proposal that AXIS and PartnerRe each designate seven members of the combined entity’s initial board of directors and that Mr. Benchimol be the Chief Executive Officer and Mr. Montupet the Chairman of the board of the combined company. Later the same day, following the AXIS board of directors meeting, Mr. Butt informed Mr. Montupet of the decisions made by the AXIS board of directors at its meeting earlier that day. They then discussed the next steps in pursuing the potential transaction, which included more detailed analysis of the transaction, mutual due diligence, refining the estimates of synergies and negotiation of definitive transaction documents.

Between January 7, 2015 and January 15, 2015, progress continued on several work streams. Mr. Montupet discussed with Mr. Miranthis the status of negotiations with AXIS and his role in the potential transaction, including whether it would be in PartnerRe’s and his mutual best interest for him to continue to serve as the Chief Executive Officer of PartnerRe until closing of the proposed transaction, or separate from PartnerRe at signing so he could explore other opportunities. Mr. Montupet discussed with Mr. Zwiener his willingness to serve as the interim Chief Executive Officer of PartnerRe between signing and closing given his extensive experience, including senior management experience, in the insurance and other financial industries that would make him a well-qualified candidate for the position. AXIS and PartnerRe also negotiated a mutual confidentiality agreement containing a customary, mutual one-year standstill provision. The parties also continued to explore and refine their understanding of key issues, including the structure of the proposed transaction, other terms that needed to be negotiated, and composition of the board committees, and made preparations for detailed due diligence.

On January 14, 2015, Mr. Montupet contacted Mr. Butt and proposed to have a meeting of the PartnerRe Transaction Committee and Messrs. Butt and Benchimol on January 21, 2015 to further discuss the potential strategic transaction. Mr. Butt agreed to have a meeting, subject to confirming the date with Mr. Benchimol.

On January 16, 2015, Messrs. Montupet and Benchimol discussed the proposed agenda for the scheduled January 21 meeting.

Also on January 16, 2015, the PartnerRe board of directors held a special meeting by telephone, during which the non-executive members of the PartnerRe Transaction Committee reported on the recent developments in connection with the proposed transaction between PartnerRe and AXIS. A representative of Davis Polk also joined the meeting. Among other things, the PartnerRe board of directors discussed the potential business and strategic benefits of such transaction, possible deal structures, due diligence matters and cultural issues. The PartnerRe board of directors supported the PartnerRe Transaction Committee’s recommendation to accept, subject to completion of due diligence and satisfactory negotiation of open items, a split of ownership of the combined company of 51.6% and 48.4%, the proposal that AXIS and PartnerRe each designate seven members of the combined entity’s initial board of directors and AXIS’ precondition that Mr. Benchimol be the Chief Executive Officer of the combined company.

At the same meeting, the PartnerRe board of directors also discussed the leadership of PartnerRe in the event of entering into definitive transaction documents with AXIS and discussed the possibility of a leadership change, including the possibility of Mr. Zwiener being appointed as the interim Chief Executive Officer.

On January 17, 2015, the non-executive members of the PartnerRe Transaction Committee met with the representatives of Davis Polk and Credit Suisse to plan the next steps in the proposed transaction with AXIS, including the expected signing timeline, structure of the transaction, minimizing the transaction execution risk, planning for the possibility of a leak, and due diligence approach. Given AXIS’ and PartnerRe’s significant, preexisting understanding of each other’s respective businesses and operations and the availability of substantially final financial information for the most recently completed fiscal year, representatives of AXIS and PartnerRe discussed with their advisors that there was an opportunity for an efficient due diligence process. In order to minimize the risks to the potential transaction posed by a possible leak, the non-executive members of the PartnerRe Transaction Committee determined to explore with AXIS the possibility of completing due diligence and negotiating definitive transaction documents expeditiously, tentatively targeting the announcement of the transaction prior to January 26, 2015. Later that day, Mr. Montupet and Mr. Benchimol met to discuss the timing of the potential transaction and agreed to proceed towards signing by January 26, 2015, provided that it was possible to complete satisfactory due diligence and finalize definitive transaction documents. Mr. Benchimol contacted Mr. Butt and discussed with him the outcome of his meeting with Mr. Montupet, and Mr. Butt concurred with the action plan that had been discussed during the meeting. Mr. Benchimol and Mr. Butt agreed that it would be appropriate to retain Goldman Sachs as the financial advisor to the AXIS board of directors, due to its extensive experience advising companies in the insurance and reinsurance industries in which AXIS and PartnerRe operate. Later the same day, Mr. Benchimol reached out to formally engage Goldman Sachs as AXIS’ financial advisor, having initially contacted Goldman Sachs earlier in the week.

On January 18, 2015, the PartnerRe Transaction Committee met with the senior management of PartnerRe to plan due diligence and the next phases of the proposed transaction with AXIS. Also on January 18 members of senior management of AXIS met with representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), regular outside legal counsel to AXIS, and Goldman Sachs to discuss the key financial elements of the proposed transaction with PartnerRe, significant details relating to the proposed transaction structure and the diligence procedure, timeline and milestones that would need to be met to ensure that the negotiation and execution of definitive transaction agreements proceeded as expeditiously as possible.

On January 19, 2015, a meeting of the board of directors of AXIS took place. Mr. Butt began with an update by noting that he and Mr. Montupet had agreed on several material matters, including that the respective ownership percentages of PartnerRe and AXIS shareholders in the amalgamated company would be 51.6% and 48.4%, respectively, that the initial board of directors of the amalgamated company would be comprised equally of PartnerRe and AXIS appointed directors and that Messrs. Benchimol and Montupet would be the Chief Executive Officer and the Chairman of the board of the amalgamated company, respectively. Mr. Butt also noted that a due diligence work plan was established after Mr. Butt, members of the AXIS management and AXIS’ legal and financial advisors met with the PartnerRe management and PartnerRe’s advisors on January 18, 2015. Mr. Benchimol then reported on the details of the due diligence work plan and the management’s preliminary due diligence findings in respect of PartnerRe. The AXIS board of directors discussed certain governance matters of the amalgamated company, including their support for Mr. Benchimol to assume the Chief Executive Officer position of the amalgamated company.

From January 19 to January 24, 2015, representatives from PartnerRe and AXIS, along with their financial and legal advisors, engaged in extensive confidential due diligence of each other’s financial, actuarial, accounting, operational, regulatory, legal, human resources, information technology and business profiles. Over the course of this time, representatives from PartnerRe and AXIS participated in various detailed in-person meetings and conference calls to discuss their areas of respective expertise and identify the potential risks and merits of the proposed strategic transaction. As needed, additional meetings and conference calls were scheduled to address follow-up diligence requests and questions. These meetings and calls were attended by a large number of representatives of both parties, including members of their senior management. Both parties provided each other access to electronic data rooms with substantial nonpublic information for due diligence purposes. In addition to the information gathered during in-person meetings, the senior management of both companies and their respective advisors continued to review both public and nonpublic information made available in the data rooms to supplement their in-person due diligence activities. The non-executive members of the PartnerRe Transaction Committee and representatives from AXIS, including Messrs. Butt and Benchimol and their respective advisors also further discussed issues related to due diligence, composition of the board committees and management of the combined company and requirements related to the appointment and removal of the Chief Executive Officer and the Chairman of the board of the directors of the combined company. In addition, representatives from Davis Polk and Simpson Thacher began discussing structuring alternatives for combining the companies and the terms of a transaction agreement. During this period, at the end of each day, each of AXIS and PartnerRe would also convene with their respective representatives to deliberate on the most significant findings that were emerging from their ongoing evaluation and analyses, the status of the due diligence process, and the next steps to be taken in the transaction process.

In the early hours of January 20, 2015, Simpson Thacher sent its initial draft of the Agreement and Plan of Amalgamation (as subsequently revised by the parties prior to execution of the definitive agreement, the “Draft Agreement”) to Davis Polk.

On January 20, 2015, the PartnerRe board of directors received an in-person detailed briefing (with one director participating by audio conference and another director participating by video conference) from the senior management, non-executive members of the PartnerRe Transaction Committee and representatives from Davis Polk and Credit Suisse on interim due diligence findings, the merits of, and risks associated with, the proposed transaction, the status of negotiations on the terms of the deal and proposed timeline to signing. Mr. Miranthis also expressed his support for the proposed transaction and explained its merits to the PartnerRe board of directors. The PartnerRe board of directors supported the senior management team and the non-executive members of the PartnerRe Transaction Committee continuing to pursue the proposed transaction with AXIS, complete due diligence and finalize the definitive transaction documents.

Between January 20 and January 25, 2015, the parties completed the due diligence and negotiated the definitive transaction documents. Representatives from Davis Polk, Credit Suisse, senior management of PartnerRe and the non-executive members of the PartnerRe Transaction Committee negotiated the terms of the

Draft Agreement with the representatives from Simpson Thacher, AXIS and Goldman Sachs. Representatives from Simpson Thacher gave daily briefings regarding the status of legal due diligence to AXIS management during this period. The key issues negotiated among the parties included, among other things, termination rights, termination fees, other deal protection provisions, conditions to closing, transaction structure, retention arrangements for employees and treatment of options and awards in the proposed transaction.

The AXIS board of directors had a telephonic meeting on January 22, 2015 to discuss the status of due diligence and negotiations on the material terms of the transaction and certain open terms of the proposed transaction. Senior members of the AXIS management team briefed the AXIS board of directors on their preliminary business and operational due diligence findings. Representatives of Goldman Sachs reviewed its preliminary financial analysis of the proposed transaction, while representatives of Simpson Thacher briefed the AXIS board of directors on certain open points in the negotiation of the definitive transaction agreement. During their deliberations, members of the AXIS board of directors asked and received answers to a number of questions of senior management, Goldman Sachs and Simpson Thacher. In addition, the AXIS board of directors discussed strategic rationales for the transaction, the key financial assumptions of the proposed transaction as well as potential negative considerations. The AXIS board of directors also examined other potential acquisition or merger partners for each of AXIS and PartnerRe. The AXIS board of directors and the senior management team at AXIS also discussed the expectation as to which individuals would fill certain key management positions at the combined company.

On January 23, 2015 the parties agreed to an exchange ratio of 2.18 common shares of the combined company for each common share of PartnerRe and 1 common share for each common share of AXIS to achieve the previously agreed split of ownership of 51.6% and 48.4%.

On January 25, 2015, the PartnerRe board of directors held an in-person meeting (with two directors participating by audio conference), which was also attended by the senior management of PartnerRe and representatives from Credit Suisse, Davis Polk and Appleby (Bermuda) Limited (“Appleby”). Prior to the meeting, the members of PartnerRe’s board of directors had been provided with a set of meeting materials, including a summary of the fiduciary duties of the PartnerRe board of directors under applicable law and other Bermuda law aspects of the proposed transaction prepared by Appleby, a summary of the key terms and conditions of the Draft Agreement prepared by Davis Polk, certain financial analyses prepared by Credit Suisse, as further described below under “The Amalgamation—Opinion of PartnerRe’s Financial Advisor”, and a summary of the key findings of the due diligence of AXIS’ business prepared by PartnerRe’s senior management and review of the strategic rationale and risks associated with the transaction. At the meeting, Mr. Montupet reviewed the course of negotiations with AXIS since the last board meeting. Members of PartnerRe’s senior management reported that they had completed the due diligence of financial, operational, legal and business aspects of AXIS, and discussed in detail, among other things, the strategic, operational and financial rationale of the proposed transaction, key considerations for the PartnerRe board of directors in connection with the proposed transaction, key findings from their due diligence of AXIS, estimated cost synergies and capital efficiencies and the effect of the proposed transaction on enhancing the combined company’s ability to effectively channel third party capital. A representative of Credit Suisse presented to the PartnerRe board of directors various financial analyses prepared by Credit Suisse, as further described below under “The Amalgamation—Opinion of PartnerRe’s Financial Advisor”, in connection with the proposed transaction. In connection with the deliberations of the PartnerRe board of directors, Credit Suisse then delivered to the PartnerRe board of directors its oral opinion, which was confirmed by delivery of a written opinion dated January 25, 2015, to the effect that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in such opinion, the exchange ratio pursuant to the Draft Agreement was fair, from a financial point of view, to PartnerRe and its common shareholders, as more fully described below under “The Amalgamation—Opinion of PartnerRe’s Financial Advisor”. A representative of Davis Polk summarized the proposed transaction structure, governance matters, key terms of the definitive transaction documents and the expected closing timeline for the benefit of the PartnerRe board of directors. A representative of Appleby also reviewed with the PartnerRe board of directors the fiduciary duties of the directors under Bermuda law and other Bermuda law aspects of the proposed transaction. After considering the proposed terms of the Draft Agreement and the transactions contemplated thereby and the various presentations of its legal and financial advisors and senior management team of PartnerRe, and taking into consideration the matters discussed during that meeting and prior meetings and briefings of the PartnerRe board of directors, the PartnerRe Transaction Committee and prior discussions with PartnerRe’s senior management, including the factors (other than those relating to EXOR and its subsequently proposed transactions) described under “The Amalgamation—PartnerRe’s Reasons for the Amalgamation and Recommendation of PartnerRe’s Board of Directors” below, the PartnerRe board of directors unanimously resolved that the proposed amalgamation, on the terms and conditions set forth in the Draft Agreement, was in the best interest of PartnerRe and its shareholders and approved the proposed amalgamation, recommended adoption of the Draft Agreement by PartnerRe’s shareholders and authorized PartnerRe to enter into the Draft Agreement.

At the same meeting, the PartnerRe board of directors approved the appointment of Mr. Zwiener, effective immediately, as interim Chief Executive Officer of PartnerRe as well as a separation agreement with Mr. Miranthis.

Also, on January 25, 2015, the AXIS board of directors met (with three directors participating by video or audio conference) with members of management and representatives of Goldman Sachs, Simpson Thacher and AXIS’ Bermuda counsel, Conyers Dill & Pearman Limited (“Conyers”). Prior to the meeting, members of the AXIS board of directors had received a set of meeting materials from the AXIS management and AXIS’ financial and legal advisors, including certain financial analyses of the proposed transaction prepared by Goldman Sachs, a summary of material conditions and terms of the proposed amalgamation agreement prepared by Simpson Thacher and a summary of the fiduciary duties of the AXIS board of directors under Bermuda law prepared by Conyers. Members of AXIS management discussed their due diligence findings and their determination of potential cost synergies from the transaction and responded to questions from the directors with respect thereto. Representatives of Goldman Sachs reviewed its financial analysis of the proposed transaction and answered questions from the meeting participants in connection therewith. The directors discussed the reasons for the transaction and challenges of the transaction, reexamined the key financial assumptions made, the potential for regulatory or other material impediments to closing. Simpson Thacher addressed and responded to questions from the directors regarding the summary of deal terms previously provided to the AXIS board of directors. Representatives of Conyers reviewed with the AXIS board of directors its fiduciary duties in connection with the proposed transaction under Bermuda law. A representative of Goldman Sachs then delivered to the AXIS board of directors its oral opinion, which was confirmed by delivery of a written opinion dated January 25, 2015, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations stated therein the AXIS exchange ratio pursuant to the Draft Agreement was fair, from a financial point of view, to the holders (other than PartnerRe and its affiliates) of AXIS common shares. At the meeting the AXIS board of directors also reviewed the expected senior leadership team of the amalgamated company which included, in addition to Mr. Benchimol, Messrs. Joseph Henry as Chief Financial Officer (currently Chief Financial Officer of AXIS), William Babcock, currently Chief Financial Officer of PartnerRe, as Deputy Chief Financial Officer of the amalgamated company and Lead Integration Officer and who would assume the role of Chief Financial Officer of the amalgamated company upon the retirement of Mr. Henry in July 2016, Peter Wilson as Chief Executive Officer of Insurance (currently Chief Executive Officer of AXIS Insurance), Chris DiSipio as Chief Executive Officer of Life, Accident and Health (currently Chief Executive Officer of AXIS Accident and Health), Emmanuel Clarke as Chief Executive Officer of Reinsurance (currently Chief Executive Officer of PartnerRe Global) and John (Jay) Nichols as Executive Vice President of Strategic Business Development and Capital Solutions (currently Chief Executive Officer of AXIS Re). Following a discussion of the proposed transaction, which included the factors described under “The Amalgamation—AXIS’ Reasons for the Amalgamation and Recommendation of AXIS’ Board of Directors” below, the AXIS board of directors unanimously voted to approve the Draft Agreement and the transactions contemplated thereby and authorized management of AXIS to take action designed to accomplish the transactions contemplated thereby.

Later the same day, the Draft Agreement was executed and the merger of equals was announced through a joint press release.

Between January 25, 2015 and April 13, 2015, PartnerRe and AXIS undertook substantial work to prepare for the consummation of the transactions contemplated by the amalgamation agreement, including the preparation and submission of the filings for regulatory approvals, integration planning, preparations for shareholder approvals and outreach to the investors. The parties also discussed the possibility of, but had not agreed to, a special dividend to PartnerRe shareholders in response to feedback from investors and analysts.

On April 13, 2015, a representative of BDT & Company, LLC (“BDT”) contacted Mr. Montupet to schedule a call to discuss a business proposal from a BDT client, without providing any specificity as to the subject matter of the proposal or whether it related to PartnerRe.

On April 14, 2015, at the agreed upon time, Mr. Montupet received a call from Mr. John Elkann, Chairman and CEO of EXOR S.p.A. (“EXOR”). Mr. Elkann told Mr. Montupet that later that day, EXOR would publicly announce a proposal to acquire 100% of the common shares of PartnerRe on a fully-diluted basis for $130.00 in cash per share (the “EXOR Proposal”). Mr. Elkann added that a formal written proposal would be sent to Mr. Montupet shortly after the call. Representatives of Davis Polk and Credit Suisse also received calls from representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), legal advisor to EXOR, and BDT and Morgan Stanley & Co. LLC (“MS”), financial advisors to EXOR, respectively, informing PartnerRe’s advisors that EXOR would be a making a public announcement to acquire PartnerRe later that day. On the call between Davis Polk and Paul Weiss, in response to an inquiry from a representative of Davis Polk on the subject, a representative of Paul Weiss confirmed that EXOR had engaged Bermuda counsel but had not otherwise engaged any insurance regulatory counsel at that time and committed to providing a list setting out the scope of the due diligence that was contemplated by the confirmatory due diligence request referred to in the EXOR Proposal. Promptly following his call with Mr. Elkann, Mr. Montupet contacted the other members of the PartnerRe Transaction Committee and representatives of Davis Polk and Credit Suisse to update them on his conversation with Mr. Elkann. Later the same day, Mr. Elkann sent the formal written proposal to Mr. Montupet and EXOR publicly announced the EXOR Proposal. Paul Weiss and BDT and MS forwarded the same written proposal to Davis Polk and Credit Suisse, respectively.

The full text of EXOR’s April 14, 2015 letter, setting forth the EXOR Proposal, is provided below.

* * * * *

April 14, 2015

Board of Directors

PartnerRe Ltd.

90 Pitts Bay Road

Pembroke HM 08

Bermuda

Attention: Jean-Paul Montupet, Chairman of the Board

Ladies and Gentlemen:

On behalf of EXOR S.p.A. (“EXOR”), I would like to submit our proposal to acquire PartnerRe Ltd. (“PartnerRe”). We strongly believe our offer presents a compelling opportunity for your shareholders, particularly as compared to your Amalgamation Agreement (“AXIS Agreement”) with AXIS Capital Holdings Limited (“AXIS”), and we are eager to move forward swiftly to complete this transaction.

We propose to acquire 100% of the common shares of PartnerRe on a fully-diluted basis for $130.00 per share in cash, on the terms and conditions described below. This all-cash offer represents a premium of 16% to the implied per share value for PartnerRe, under the AXIS Agreement, of $112.53 (based on the average of AXIS’ closing prices for the ten days ending on April 13, 2015). We are confident that your shareholders will enthusiastically support our proposal, and, accordingly, we kindly request your active and immediate cooperation, consistent with the requirements of the AXIS Agreement, to complete the transaction outlined in this letter.

In this letter, we provide you with: (a) a brief overview of EXOR; (b) the strategic rationale for the transaction and our vision for the business going forward; (c) the key terms of our proposal; (d) our view of why our proposal offers superior value to PartnerRe’s shareholders; and (e) next steps.

A. Overview of EXOR

EXOR is one of Europe’s leading, listed investment companies and is controlled by the Agnelli family. We have a market capitalization of approximately $11 billion and a net asset value of approximately $14 billion, including over $2 billion of cash and cash equivalents. We are committed to maintaining a conservative, investment-grade capital structure. Our entrepreneurial history spans over a century of successful, long-term investments. Over the years, we have been involved in very complex transactions, including the acquisition of Chrysler by Fiat, which led to the formation of the seventh-largest car producer in the world. In addition, we oversaw the merger between CNH, the second-largest agricultural equipment manufacturer in the world, and Fiat Industrial, which created the fourthlargest capital goods company globally. Since 2009, EXOR’s net asset value and its share price have grown at compounded annual growth rates of 27.9% and 38.7%, respectively.

We primarily invest in global companies. Today we are the controlling shareholder of: (i) Fiat Chrysler Automobiles, with a market capitalization of approximately $21 billion; (ii) CNH Industrial, with a market capitalization of approximately $11 billion; and (iii) Cushman & Wakefield, the third-largest global real estate service firm and the largest under private ownership. Our holdings include, among others, The Economist and Juventus Football Club, which represents the longest continuous ownership of any sports franchise globally (nearly 100 years). Previously, EXOR has successfully invested in the insurance and reinsurance industries, and we were one of the founding investors in PartnerRe in 1993.

We are focused on building profitable global companies, which benefit from our long-term investment horizon, network of international relationships, permanent capital base and ability to deploy additional resources to accelerate their growth. EXOR provides management teams with operational autonomy that enables them to build world-class organizations over time, with EXOR retaining responsibility for capital allocation and major investment decisions.

B. Strategic Rationale and Vision for PartnerRe

We have a deep knowledge of the insurance and reinsurance industries and believe that EXOR is an ideal partner for PartnerRe. We admire PartnerRe’s high-quality reinsurance franchise, which possesses true scale, broad diversification, a global footprint, a respected brand, deep underwriting expertise and enduring financial strength.

While PartnerRe is a formidable competitor on its own, we believe its business would be further enhanced under the private ownership of EXOR. Importantly, PartnerRe would be better positioned to manage the volatility of the reinsurance cycle in a disciplined manner without public market pressure. We would also remain committed to maintaining PartnerRe’s existing financial strength and capital structure. Preserving PartnerRe’s unique culture and values would be an important objective under EXOR’s stewardship of the business. Furthermore, we see significant value in the PartnerRe brand, which we plan to utilize after the closing of our proposed transaction.

We view PartnerRe as a long-term investment for EXOR and are excited by the prospect of building one of the best reinsurance companies in the world. Despite the significant challenges the reinsurance industry is currently facing, we have a strong belief that a reinsurance-focused business model will better serve the needs of PartnerRe’s clients by avoiding conflicts of interest, while delivering adequate shareholder returns over an entire reinsurance cycle. Our conviction in completing this transaction is absolute, as is our commitment to growing the PartnerRe franchise for years to come.

C. Key Terms of the Proposal

We are pleased to outline the details of our proposal to acquire PartnerRe below:

1.	Purchase Price: We propose to acquire 100% of the common shares of PartnerRe for $130.00 per share in cash, representing a total equity value of $6.4 billion based on an estimated 49.1 million fully-diluted shares outstanding.

2.	Valuation: Our proposal delivers an immediate, premium valuation to PartnerRe’s shareholders, representing:

•	16% premium to the implied per share value for PartnerRe, under the AXIS Agreement, of $112.53 (based on the average of AXIS’ closing prices for the ten days ending on April 13, 2015)

•	1.l3x PartnerRe’s fully-diluted tangible book value per share as of December 31, 2014

•	14.1 x 2016 consensus earnings estimates for PartnerRe

3.	Financing Certainty: Our all-cash proposal is fully financed. The acquisition will be funded through cash on hand as well as a committed, investment-grade bridge facility and term loan to EXOR from Citibank, N.A., London Branch and Morgan Stanley Bank International Limited for up to $4.75 billion. No capital increase by EXOR is required. EXOR’s longer-term capital structure, following the completion of the transaction with PartnerRe, will remain consistent with its current investment-grade ratings. Furthermore, as EXOR will be funding the acquisition, there will be no impact on the existing financial strength or capital structure of PartnerRe. Please feel free to contact our financial advisors (details below) if you should have any questions with respect to transaction financing.

4.	Amalgamation Agreement: We are attaching a copy of the proposed amalgamation agreement that we would be willing to enter into with PartnerRe, which is substantially similar to the AXIS Agreement, except for changes dictated by the fact that the transaction is for cash and not shares (the “EXOR Agreement”).

5.	Due Diligence: We would seek to complete limited confirmatory due diligence and are prepared to commence this immediately. Based on the materials you have previously prepared in your discussions with AXIS, our advisors should be able to efficiently and effectively complete a swift due diligence process.

6.	Approvals and Timing: Our proposal has been unanimously approved by the EXOR board of directors and requires no approval by our shareholders. It is subject only to the completion of the aforementioned confirmatory due diligence review and execution of mutually acceptable definitive agreements, conditioned upon termination of your agreement with AXIS. We foresee a normal course regulatory review process, similar to your process with AXIS. We are highly confident in our ability to consummate a transaction quickly and anticipate it would close in 2015.

7.

Management and Employees: We have great respect for PartnerRe and the accomplishments of your management team and employees, and we are excited by the prospects of jointly building the franchise on your strong foundation. We envision that PartnerRe’s current senior management team will remain in place and continue to hold important roles in the business following our proposed transaction. Under EXOR’s ownership, we would empower the current PartnerRe management team to continue to operate the business with autonomy, guided by our entrepreneurial mindset and long-term vision for the franchise.

8.	Advisors: We have engaged BDT & Company, LLC and Morgan Stanley & Co. LLC as our financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP in New York and Cox Hallett Wilkinson Limited in Bermuda as our legal advisors. They are prepared to begin work immediately to assist us in completing our confirmatory due diligence review and to finalize an agreed transaction promptly.

D. Superior Proposal

Our all-cash proposal provides superior value and greater certainty for PartnerRe’s shareholders compared to the AXIS Agreement. We are placing no financing risk on your shareholders. Our purchase price of $130.00 per share is clearly more favorable, from a financial point of view, for PartnerRe’s shareholders than the value of 2.18 shares of the combined AXIS/PartnerRe entity for which each PartnerRe share would be exchanged under the AXIS Agreement. The implied per share value for PartnerRe, under the AXIS Agreement, would only be $112.53 (based on the average of AXIS’ closing prices for the ten days ending on April 13, 2015). Even at AXIS’ all-time high share price of $53.02, the implied per share value for PartnerRe would only be $115.58, substantially below our all cash offer price of $130.00.

Our proposal clearly constitutes a Superior Proposal as defined in the AXIS Agreement. Accordingly, we believe that the PartnerRe board of directors can and must, consistent with its fiduciary duties and its obligations under Section 5.8 of the AXIS Agreement, make a determination that our proposed transaction is a Superior Proposal and authorize PartnerRe to enter into an Acceptable Confidentiality Agreement (as defined in the AXIS Agreement) with us as soon as possible. Thereafter, again consistent with the AXIS Agreement, we are seeking constructive and prompt negotiations to complete a successful transaction with EXOR.

In light of the PartnerRe shareholders meeting to be scheduled to consider the transaction with AXIS, we believe it is in the best interests of all parties to begin discussions immediately, so your shareholders will be able to take full advantage of the value represented by our proposal.

Since EXOR is a public company in Italy, we are required to issue a press release describing our proposal today. A copy of our press release is enclosed for your reference.

E. Next Steps

We want to emphasize to you the seriousness of this proposal and our commitment to completing a transaction with you. We are prepared to engage immediately: our financing is fully in place, our advisors stand ready to commence work, our confirmatory due diligence will be brief and limited, and the EXOR Agreement is substantially similar to the AXIS Agreement.

Please note that this letter is not meant to, and does not, create or constitute any legally binding obligation, liability or commitment by us concerning a proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally binding agreement between us regarding the proposed transaction unless and until we finalize the terms and enter into the EXOR Agreement.

We are pleased to be able to offer this Superior Proposal to your company, which we believe will benefit your shareholders and your employees. We are confident that our proposal presents a compelling opportunity for both our companies and look forward to your response. We would appreciate your response by Monday, April 20, 2015.

If you have any questions or would like to clarify any aspect of our proposal, please do not hesitate to call Dan Jester of BDT & Company, LLC at (312) 660-7300, Eric Bischof of Morgan Stanley & Co. LLC at (212) 761-4000, or Toby Myerson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3000.

Sincerely,

/s/ John Elkann

John Elkann

Chairman and Chief Executive Officer

EXOR S.p.A.

* * * * *

The written proposal was accompanied by a proposed amalgamation agreement, which reflected the terms on which EXOR would be willing to execute the EXOR Proposal, as well as a press release which was released publicly the same day. No financing documentation was provided with the written proposal. No information was provided regarding EXOR’s controlling shareholder and its ownership of EXOR in order to evaluate the insurance and antitrust regulatory filings required and the feasibility of obtaining those approvals. Additionally, no information was provided on whether and how EXOR would protect PartnerRe and its shareholders from a withdrawal of the EXOR Proposal during the potentially protracted period provided for in the amalgamation agreement beginning with PartnerRe commencing the process to change its recommendation through any termination of the amalgamation agreement as required by the EXOR Proposal.

As required under the terms of the amalgamation agreement with AXIS and in light of the impending public announcement of the EXOR Proposal, Messrs. Montupet and Zwiener promptly contacted Messrs. Butt and Benchimol respectively and informed them of Mr. Montupet’s conversation with Mr. Elkann regarding the EXOR Proposal. AXIS was thereafter provided with a copy of the written EXOR Proposal as well as all documents and other material written communications to or from EXOR as required by the amalgamation agreement with AXIS.

Between April 14, 2015 and April 17, 2015, members of the PartnerRe Transaction Committee, representatives from Davis Polk and Credit Suisse and certain senior executives of PartnerRe had a series of detailed discussions on the EXOR Proposal in order for the committee to make a recommendation to the PartnerRe board of directors. Among the issues discussed and evaluated were, the price offered by EXOR, the non-price terms of the EXOR Proposal, EXOR’s proposed financing and available sources of funding, the regulatory approvals required by the EXOR Proposal and the possible requirements of the applicable regulators, the likely timeline for a transaction with EXOR, the contractual commitments of PartnerRe under the amalgamation agreement and the timeline and risks to PartnerRe in satisfying EXOR’s requirement that the amalgamation agreement with AXIS be terminated prior to entering into a definitive agreement with EXOR. PartnerRe also commenced preparation of a data room for EXOR based upon the information made available to AXIS during its due diligence prior to entering into the amalgamation agreement along with updates thereto reflecting subsequent developments. During the same time period, Mr. Montupet told Messrs. Butt and Benchimol that the PartnerRe board of directors would review and discuss the EXOR Proposal in accordance with its fiduciary duties and make a decision in the best interests of PartnerRe and its constituents. Also, Mr. Montupet had several discussions with Messrs. Butt and Benchimol in which Mr. Montupet asked if AXIS could improve the financial terms of the amalgamation for the benefit of the PartnerRe shareholders.

On April 16, 2015, EXOR’s legal advisors informed representatives of Davis Polk that EXOR had engaged Sutherland Asbill & Brennan LLP (“Sutherland”) as its U.S. insurance regulatory counsel and also provided EXOR’s documentary due diligence request list.

Under the terms of the amalgamation agreement, PartnerRe was not permitted to engage with EXOR without either a waiver of the applicable provisions of the amalgamation agreement or the PartnerRe board of directors first having made the determination, in consultation with its legal counsel and financial advisors, that the EXOR Proposal would reasonably be likely to result in a superior proposal and that failure to engage with EXOR in negotiations or provide non-public information to EXOR would violate the fiduciary duties of the members of the PartnerRe board of directors. In this regard, on April 17, 2015, Mr. Montupet called Messrs. Butt and Benchimol to request a waiver from AXIS to engage with EXOR and its advisors in order to explore the price, terms, certainty, risks and timeline of the EXOR Proposal. Messrs. Butt and Benchimol agreed to grant such waiver to PartnerRe, but only on the condition that PartnerRe would not provide any non-public information to EXOR and that the waiver be for a limited period. Later the same day, PartnerRe and AXIS executed a limited waiver allowing PartnerRe to engage with EXOR through April 24, 2015, but without sharing any non-public information of PartnerRe with EXOR (the “AXIS Waiver”).

The same day, the AXIS board of directors met to discuss the EXOR Proposal, AXIS’ rights under the amalgamation agreement and to discuss with representatives of Goldman Sachs the EXOR Proposal as compared to the terms of the amalgamation. Later that day, ahead of the PartnerRe board of directors’ meeting on April 18, 2015, Mr. Butt sent the following letter to the PartnerRe board of directors.

* * * * *

CONFIDENTIAL

AXIS Capital Holdings Limited

92 Pitts Bay Road

Pembroke, Bermuda HM 08

April 17, 2015

The Board of Directors of PartnerRe Ltd.

c/o Jean-Paul Montupet, Chairman of the Board

PartnerRe Ltd.

90 Pitts Bay Road

Pembroke, Bermuda HM 08

Dear Members of the Board:

We are writing regarding the public proposal by EXOR S.p.A. (“Exor”) to acquire PartnerRe Ltd. (“PartnerRe”) in lieu of the pending PartnerRe amalgamation with AXIS Capital Holdings Limited (“AXIS”).

On January 25, 2015, we committed to each other to amalgamate and create a diversified global insurance and reinsurance company with the scale, capital and enhanced market presence to deliver superior and sustainable value to your and our shareholders. The strategic, operational and financial merits of a united PartnerRe and AXIS are significant and deliver more value to PartnerRe shareholders than the Exor proposal, particularly given the operating and capital synergies that can be realized by joining our two businesses.

The combination of our two companies will significantly benefit our respective shareholders, employees and clients. Our amalgamation will preserve the strengths of each organization while leveraging the greater resources of the combined company. Acceptance of the Exor proposal would deprive your shareholders of the opportunity to participate in the substantial value creation and synergies we have both calculated will result from our amalgamation.

For the reasons set forth below, we do not agree with Exor that its proposal represents a “Superior Proposal” (as defined in our amalgamation agreement). Instead, the Exor proposal offers your shareholders inferior value, is inferior to our amalgamation, does not meet PartnerRe’s stated strategic objectives and has significant execution risks when compared with our amalgamation.

Comparing the Exor Proposal to the Signed Deal

•	It would not be appropriate to take a snapshot today and say that $130 per PartnerRe share in cash represents greater value than our exchange ratio. You and we expect the value of the amalgamated company’s stock will increase while the amount of cash is forever fixed. As each of PartnerRe and AXIS generates earnings the value of the stock will grow and the value of the amalgamated company’s stock will significantly exceed $130 per share. A sale for cash deprives the PartnerRe shareholders of the significant value of the synergies and growth opportunities the amalgamated company will have, while $130 in cash will always be $130.

Inferior Valuation

The Exor proposal undervalues PartnerRe in a sale transaction.

•	As you know, recent control transactions in the insurance industry have been executed at valuations of 1.16x to 1.60x tangible book value. By contrast, the Exor proposal of $130 per PartnerRe share represents a discount to PartnerRe’s own projected book value per share of $135.141 and an inferior multiple of 1.06x2 to projected tangible book value per share, each measured as of the end of 2015 (which is the likely time of closing of the Exor proposal).

•	Exor states that its $130.00 all-cash offer is “14.1x consensus 2016 earnings estimates for PartnerRe,” while ignoring the multiple of 2016 earnings projection provided by PartnerRe in the S-4 as of March 13, 2015. In fact, Exor’s $6.4 billion all-cash offer is only 12.6x PartnerRe’s 2016 earnings of $508 million as disclosed in the S-4 as of March 13, 2015.

•	Furthermore, the Exor proposal represents only a 14% premium to PartnerRe’s undisturbed share price of $114.14 on January 23, 2015, the business day prior to the announcement of our amalgamation. In contrast, the median premium for all cash-only transactions with U.S. targets over the past 10 years is in excess of 30%, and for insurance transactions the median premium is almost 30%. Catlin was recently acquired by XL at a 24% premium, Montpelier was acquired at a 19% premium,[3] Brit was acquired at a 19% premium, Platinum was acquired at a 24% premium and when Endurance sought to acquire Aspen in 2014, at higher multiples and premium than Exor’s proposal, Aspen’s board rejected that offer.

•	The Exor CEO has acknowledged that he has been seeking an acquisition that does not require a significant investment in order to grow while also producing sustainable dividends to Exor. While the opportunistic acquisition of PartnerRe may represent a great investment for Exor, your shareholders are being asked to relinquish both the future stream of cash flows generated by PartnerRe and the opportunity to receive an adequate control premium for their shares in the future. In contrast, our amalgamation enhances PartnerRe’s profitability and ability to generate cash, while preserving a control premium for PartnerRe shareholders in the future as further detailed below.

Inferior Offer

Exor’s proposal is inferior to the terms of the amalgamation.

•	As we have jointly estimated, the amalgamated company will enjoy annual run-rate synergies of at least $200 million[4]. The value of this to PartnerRe shareholders equates to $860 million[5], or $17.53[6] per PartnerRe share (after giving effect to $164 million[7] in post-tax costs to achieve such synergies), which is well in excess of the $15.86 premium offered by Exor (which premium over time will become unattractive as the value of the amalgamated company’s stock grows as we expect).

•	The amalgamated company is also expected to have a return on equity of approximately 10.5% in 2017[8]. Based on today’s relatively low valuations, that would suggest a multiple of book value at the closing of the amalgamation of 1.18x9, translating to value for PartnerRe’s shareholders of approximately $6.9 billion[10], again exceeding the $6.4 billion offered by the Exor proposal.

•	The Exor proposal is fully taxable to PartnerRe’s shareholders, whereas our amalgamation does not trigger any capital gain tax. For example, a PartnerRe shareholder with a tax basis of $108.15, representing PartnerRe’s average trading price in the 12 months ended April 13, 2015, would have a taxable capital gain of $21.85 in the Exor proposal, as compared to none in our tax- free amalgamation.

The Exor Proposal Does Not Meet PartnerRe’s Strategic Objectives

The Exor proposal is inconsistent with PartnerRe’s stated strategic objectives.

•	PartnerRe did not put itself up for sale, is not for sale and does not have to engage in a sale process.

•	PartnerRe’s board, in the exercise of its fiduciary duties, has determined that it is in PartnerRe’s best interest to amalgamate with AXIS, after having reviewed and analyzed PartnerRe’s ability to execute its strategic plan as a stand-alone entity, the impact of continuing consolidation in the reinsurance industry, increasingly competitive pricing from the consolidation of brokers and greater participation in catastrophe markets by alternative sources of capital.

•	The Exor proposal does not address any of PartnerRe’s previously stated objectives in entering into our amalgamation or your objective of maximizing shareholder value. The amalgamated company, on the other hand, will:

•	enjoy leading positions in three distinct markets and have the ability to compete globally and successfully despite the rapid consolidation of the reinsurance industry,

•	have unique access to opportunities as a major global player, and

•	have a superior ability to generate capital, due to the complementary nature of AXIS’ and PartnerRe’s businesses, with this benefit accruing to all of the amalgamated company’s shareholders.

•	A sale of PartnerRe will hinder its ability to compete in the global market place and will provide substantially diminished career opportunities for your executives and staff.

Pursuing the Exor Proposal Has Execution Risks

Pursuing the Exor proposal creates significant execution risks for PartnerRe.

•	Exor intends to borrow up to $4.75 billion to finance its proposal, and currently has equity of approximately $8.5 billion and debt of $1.8 billion[11]. On a pro forma basis, including PartnerRe’s existing debt, Exor, which would be an insurance holding company, would have a total financial leverage ratio in excess of 49%,[12] thereby significantly jeopardizing PartnerRe’s A+ S&P rating. Indeed, S&P placed Exor’s BBB+ rating on negative “watch” following Exor’s announcement. To put this into perspective, the debt that Exor intends to incur is approximately 9x PartnerRe’s average projected earnings for 2015 through 2017 of $520 million. Also, within a day of the disclosure of the Exor proposal, Fitch noted that it would expect to keep PartnerRe’s ratings on “negative watch” were it to accept the Exor proposal given the uncertainty surrounding Exor’s strategic plan for PartnerRe and the need for an in-depth credit analysis of Exor. As a result, Exor may well be faced with the choice of either walking away from the Exor proposal or having itself and/or PartnerRe downgraded. As Exor’s CEO has admitted “we expect this transaction to keep for Exor our investment grade rating.” Even if Exor remains “investment grade,” this could mean a two-notch downgrade. It remains unclear whether Exor will choose to complete the transaction if faced with an adverse reaction from the rating agencies. Regardless of the outcome of the agencies’ consideration of the Exor proposal, any uncertainty regarding PartnerRe’s ratings will likely affect mid-year renewals and possibly year end renewals. By comparison, Fitch also said it would confirm PartnerRe’s ratings in the amalgamation.

•	PartnerRe must put the amalgamation to a vote of its stockholders unless the amalgamation agreement is terminated. Therefore, Exor cannot even begin the regulatory process until after our shareholder meetings. By contrast, we are ready to file the proxy and have made all required insurance regulatory and antitrust filings. As you know, we have both received very positive feedback from customers and brokers in support of the amalgamation. Delaying the closing of the amalgamation may well erode that support and cause confusion in the market and compromise our joint integration efforts, well into the critical mid-year renewals and possibly into year-end renewals.

We believe that the facts regarding the Exor proposal make it clear that Exor has not presented a Superior Proposal. We believe Exor’s proposal inadequately values PartnerRe, is inferior to the value created for shareholders by the amalgamation even in the relatively short term, deprives PartnerRe’s stockholders of the continued value creation that both of our boards have acknowledged will be achieved in the amalgamation, does not meet PartnerRe’s stated strategic goals and creates both deal uncertainty and market risk.

AXIS remains both steadfast in its commitment and excited to complete its planned amalgamation with PartnerRe and is greatly encouraged by the tremendous progress that has been made towards that goal to date. We would like to engage in an ongoing dialogue with the PartnerRe board concerning all aspects of our amalgamation. In particular, we would like to discuss the analyses we have conducted and share our conviction that our amalgamation would create one of the strongest companies in the insurance and reinsurance industries, and one well positioned to engage in global competition. Albert Benchimol and I would appreciate the opportunity to speak with you and the full board at your next meeting (regardless of whether it is in telephone or in person) to present our analyses and our conviction regarding the superior value of our amalgamation compared to the Exor proposal.

Very truly yours,

/s/ Michael A. Butt

Michael A. Butt

Chairman of the Board

AXIS Capital Holdings Limited

Notes

[1]	Year-End 2015 book value calculated as Year-End 2014 Partner common equity plus 2015 Net Income (as per S-4) less dividends paid (constant DPS from 2014). Quantity divided by 49.087mm PartnerRe Shares assuming no buybacks or issuance occurs during 2015
[2]	Assumes goodwill of $456mm and intangibles of $159.6mm at PartnerRe
[3]	Relative to the undisturbed price per share as of December 10, 2014
[4]	As per S-4, page 60
[5]	Using a multiple of 11.2x, based on peers including ACE, LX, RE, AWH, AHL, RNR, VR, LRE, and applying an implied effective tax rate of 17.9% as per (note h) on page 38 of S-4, based on PartnerRe shareholders’ 51.6% pro forma ownership of the combined company
[6]	Assumes 49.087mm PRE shares as per S-4 page 37
[7]	Costs to achieve assumed to be 100% of one-year fully phased synergies, and applying an implied effective tax rate of 17.9% as per (note h) on page 38 of S-4
[8]	As per Net Income and Book Value adjustments in S-4, pages 41-44 and Net Income projections on pages 71-72
[9]	Based upon regression of current peer price to YE2014 book value multiples against FY2 Returns on Equity as per IBES median estimates
[10]	Calculated as 51.6% of pro forma book value at YE2015 (assumed date of closing)
[11]	Per Exor press release as of April 14, 2015, equity attributable to owners of the parent company was EUR7,995mm as of 12/31/2014 and debt of EUR1,671mm as of 12/31/2014. The Euro to dollar conversion ratio used is 1.064.
[12]	Per Exor press release as of April 14, 2015, equity attributable to owners of the parent company was EUR7,995mm as of 12/31/2014 and debt of EUR1,671mm as of 12/31/2014. Assumes USD $4.75bn of incremental Exor debt and PartnerRe’s existing debt of USD$1,675mm. The Euro to dollar conversion ratio used is 1.064.

* * * * *

The PartnerRe board of directors had a telephonic meeting on April 18, 2015 to discuss the EXOR Proposal. After Mr. Montupet briefed the PartnerRe board of directors on his conversation with Mr. Elkann on April 14, 2015, the members of the PartnerRe board of directors discussed the price and key aspects of the EXOR Proposal, the status of the merger of equals with AXIS, AXIS’ response to the EXOR Proposal and the responses of other constituents, including rating agencies, shareholders, the management team and PartnerRe employees, to the EXOR Proposal. Representatives of Davis Polk then briefed the PartnerRe board of directors on PartnerRe’s contractual commitments under the amalgamation agreement with respect to the EXOR Proposal, alternatives for terminating the amalgamation agreement as required by the EXOR Proposal, and the timelines and risks associated with each such alternative and the key areas to be further explored with EXOR—including certainty and conditionality of EXOR’s financing and funding arrangements, EXOR’s approach to obtaining regulatory approvals, the scope and duration of EXOR’s due diligence and the timeline to closing of their proposed transaction. Representatives of Appleby summarized the fiduciary obligations of the PartnerRe board of directors in connection with the consideration and evaluation of the EXOR Proposal. At the same meeting, representatives of Credit Suisse discussed their preliminary financial analysis of the EXOR Proposal. The members of the PartnerRe board of directors unanimously agreed with the PartnerRe Transaction Committee’s recommendation to engage with EXOR to explore the improvements EXOR may be prepared to make to the price, terms, timeline, certainty and risks of the EXOR Proposal.

After the meeting of the PartnerRe board of directors, the members of the PartnerRe Transaction Committee had a meeting with the representatives of Davis Polk and Credit Suisse and certain members of PartnerRe’s senior management team to discuss PartnerRe’s specific response to EXOR. Having discussed the contents of his proposed message with the fellow members of the PartnerRe Transaction Committee and PartnerRe’s advisors, Mr. Montupet sent the following email to Mr. Elkann.

* * * * *

Dear Mr. Elkann:

I wanted to get back to you following our board’s consideration of your proposal.

While your proposed price and terms are not a basis on which we would be willing to proceed, my board has authorized me to meet with you to explore further your interest in PartnerRe. We have obtained a limited waiver from AXIS Capital through next Friday, April 24, to allow us to engage in exploratory discussions with EXOR.

I am available tomorrow afternoon after 3 p.m.in New York for a meeting. I propose that the two of us meet without advisors. Please let me know if that works for you and I will get back to you with the venue.

We do not intend to publicly disclose our meeting or the AXIS waiver and I would appreciate your confirmation in advance that EXOR similarly does not intend to disclose our meeting. Of course, we recognize that at some point you, we or AXIS Capital may need make such disclosures.

Best Regards,

Jean-Paul.

* * * * *

Having received no response from Mr. Elkann for several hours, representatives of Davis Polk contacted representatives of Paul Weiss to follow up on Mr. Montupet’s request of Mr. Elkann for an in-person meeting. Representatives of Paul Weiss informed representatives of Davis Polk that Mr. Elkann was on a flight to Tokyo, Japan and that he would likely not be able to meet with Mr. Montupet on April 19, 2015. After learning about Mr. Elkann’s travel plans, Mr. Montupet emailed Mr. Elkann proposing two new dates for an in-person meeting—April 20 and April 22, 2015. When Mr. Elkann landed in Tokyo, he emailed Mr. Montupet asking for a call with him the following morning.

Messrs. Montupet and Elkann had a call on April 19, 2015 during which Mr. Montupet informed Mr. Elkann that the PartnerRe board of directors had authorized him to further discuss potential improvements to the price and non-price terms of the EXOR Proposal with EXOR. Mr. Elkann told Mr. Montupet that if the purpose of the meeting was to negotiate EXOR’s price, there would be no use in having such meeting because EXOR had no flexibility in relation to its proposed price. After further discussion, Mr. Elkann agreed to entertain the possibility of a meeting subject to seeing a proposed agenda for the meeting.

Later that day, members of the PartnerRe Transaction Committee and representatives of Davis Polk and Credit Suisse had further discussions on developments regarding the EXOR Proposal. After extensive deliberations, the participants agreed on the detailed agenda for a meeting between Mr. Montupet and

Mr. Elkann. The agenda included: valuation, EXOR’s vision for PartnerRe (including expected business model, capital structure and access to additional capital support in the future to provide scale and financial flexibility), plans for the management and employees, the conditionality, duration and due diligence requirements relating to EXOR’s financing, the implications of leverage resulting from such financing, including its impact on the ratings profile of EXOR and PartnerRe, timing of and ability to obtain regulatory approvals, scope and duration of due diligence and the deal protection provisions in the EXOR markup of the amalgamation agreement. Later that day, Mr. Montupet sent the detailed agenda to Mr. Elkann and requested an in-person meeting to discuss the items on the agenda. In response, Mr. Elkann recommended that the advisors on both sides engage with each other to discuss the items on the agenda sent by Mr. Montupet in advance of an in-person meeting between Messrs. Montupet and Elkann. Mr. Elkann proposed that he could be available for an in-person meeting with Mr. Montupet in Tokyo on April 23, 2015 or in the United States on April 26, 2015. A meeting was later scheduled to take place in New York on April 26, 2015. The AXIS Waiver was subsequently extended through April 28, 2015 to permit the meeting of Messrs. Montupet and Elkann on April 26, 2015.

On April 21, 2015, AXIS engaged in conference calls with its counsel and advisors to discuss its response to the EXOR Proposal.

On April 21, 2015, the advisors of PartnerRe and EXOR met to discuss the EXOR Proposal. Representatives of Davis Polk, Credit Suisse, Paul Weiss, BDT and MS were present in person, and representatives of Sutherland and Cox Hallett Wilkinson Limited, EXOR’s Bermuda counsel, joined via teleconference. Certain members of the senior management of PartnerRe also joined via teleconference for parts of the discussion. The participants carefully discussed each of the items, other than valuation, set forth on the agenda sent by Mr. Montupet to Mr. Elkann. At the meetings, EXOR’s representatives noted that EXOR had engaged Milliman Inc. (“Milliman”) to conduct actuarial due diligence, which was expected to take no less than three weeks. EXOR’s advisors told PartnerRe’s advisors that EXOR had not engaged any insurance regulatory counsel outside the United States and Bermuda at that time, in response to which PartnerRe’s advisors identified the jurisdictions outside the United States and Bermuda where EXOR would likely need insurance regulatory counsel. PartnerRe’s representatives confirmed that the data room that was prepared for AXIS during its due diligence of PartnerRe would be made available to EXOR, and they discussed the scope of any updates to the data room, if EXOR were to be permitted to conduct due diligence on PartnerRe.

After the in-person advisors meeting, the members of the PartnerRe Transaction Committee had a call with the representatives of Davis Polk and Credit Suisse and certain members of PartnerRe’s senior management team to discuss the additional information gathered by PartnerRe’s advisors during the in-person meetings. Later the same day, at a meeting that Mr. Montupet had previously scheduled with Mr. Benchimol, Mr. Montupet asked Mr. Benchimol if AXIS would consider revising the exchange ratio in favor of PartnerRe shareholders or the possibility of a special dividend for PartnerRe shareholders. Mr. Benchimol indicated that AXIS would not be willing to change the economic terms of the amalgamation and reaffirmed his commitment to the transaction. Mr. Benchimol expressed his view that the EXOR Proposal was inferior to the terms of the amalgamation.

Between April 21, 2015 and April 23, 2015, advisors for EXOR and PartnerRe further discussed specific areas of the EXOR Proposal:

•	Financing: EXOR provided drafts of its financing mandate letter and related fee letters, which the PartnerRe advisors reviewed.

•	After careful consideration of these documents, PartnerRe’s advisors provided detailed feedback to EXOR’s advisors, particularly in relation to the conditionality of the financing arrangements, the availability of the required funding and the need for specificity around the limitations of the lenders on the commitments EXOR or its controlling shareholders could make to insurance regulators in connection with obtaining the required regulatory approvals.

•	Certain key provisions in the financing documents, including in relation to conditionality, remained subject to negotiation in the full form of a facility agreement. In order to be able to evaluate the certainty of the financing arrangements, representatives of Davis Polk provided a set of follow-up questions to Paul Weiss (including whether EXOR was prepared to commit to escrow the cash required beyond the financing and not use it for competing purposes) and requested fully negotiated drafts of the documents, but EXOR and its advisors denied such request, unless EXOR was given access to due diligence.

•	Due Diligence: Two calls were held with representatives from Milliman and legal and financial advisors of EXOR and PartnerRe and senior employees of PartnerRe to discuss the scope of actuarial due diligence and understand the availability of information for due diligence purposes. EXOR also submitted documentary diligence requests in connection with its proposed actuarial diligence. Based on the responses of PartnerRe’s representatives on these calls, Milliman reduced its estimated timeline for actuarial due diligence from three to two weeks.

•	Regulatory: After the in-person advisors meeting, EXOR engaged a team of insurance regulatory counsel in multiple jurisdictions to develop an initial understanding of the requirements for obtaining the insurance regulatory approvals required to consummate a potential transaction with PartnerRe. EXOR’s newly engaged regulatory counsel, senior members of the PartnerRe regulatory team and representatives of Davis Polk had a conference call on April 23, 2015 to discuss the filings and approvals needed in each relevant jurisdiction. Among other things, the participants discussed the volume and nature of information required by regulators, the expected timeline of review and approvals, potential undertakings that regulators might require from EXOR and its controlling shareholders to approve the transaction, and EXOR’s ability and willingness to do or commit to doing everything necessary to obtain the regulatory approvals. EXOR’s advisors declined to provide specificity on the extent to which EXOR’s controlling shareholders would be required to make or participate in regulatory filings or approvals or the limit beyond which EXOR and its controlling shareholders (and, in light of approval rights provided for in the financing mandate letter, EXOR’s lenders) would not be prepared to make or permit commitments or give undertakings to regulators in order to obtain regulatory approvals and EXOR’s advisors were not prepared to discuss whether EXOR would agree to a “hell or high water” standard to obtain such approvals, which would require EXOR and its controlling shareholders to take or agree to take all actions necessary to obtain the required regulatory approvals.

•	Permanent Capital: A separate call was held among representatives of Davis Polk, Credit Suisse, BDT and MS to discuss EXOR’s plan for its permanent capital financing (in lieu of the proposed bridge financing) and related deleveraging in order to achieve rating agency objectives.

•

Amalgamation Agreement: Representatives of Davis Polk and Paul Weiss had separate calls to discuss issues related to tax structuring and the mechanics of EXOR’s irrevocable binding offer pursuant to which EXOR would make an irrevocable offer to PartnerRe to acquire the common shares of PartnerRe that would stay open through a limited period of time after the termination of the amalgamation agreement. Representatives of Davis Polk provided initial feedback on certain issues in EXOR’s proposed amalgamation agreement, especially in relation to a proposed ratings downgrade condition. Representatives of Paul Weiss indicated that they would prefer to discuss all issues on their proposed amalgamation agreement together, rather than on an individual basis. In response to Paul Weiss’ request, on April 23, 2015, representatives of Davis Polk provided feedback on significant issues on EXOR’s markup of the amalgamation agreement including deal certainty and conditionality, deal protection provisions, identity of post-closing officers, continuation of employee benefits and the need for EXOR and its controlling shareholders (in addition to the lower tier shell subsidiaries EXOR proposed be parties to the amalgamation agreement) to undertake contractual commitments in furtherance of the proposed transaction, and requested that Paul Weiss provide a revised draft of the agreement reflecting their positions on the feedback provided by Davis Polk. The representatives of Paul Weiss subsequently stated that EXOR would not negotiate any terms of the amalgamation agreement before the commencement of due diligence and that EXOR envisaged for due diligence and negotiation of definitive documents to proceed on parallel paths. On the same call, representatives of

Paul Weiss stated that unless PartnerRe were to sign a confidentiality agreement with EXOR and proceed to due diligence, EXOR would not provide any additional information or documents to PartnerRe or respond to any outstanding questions related to financing and regulatory approvals other than drafts of (i) a revised amalgamation agreement, reflecting only a change of transaction structure from amalgamation to merger, (ii) an estimated timeline from signing to closing of a transaction with EXOR and (iii) an initial draft form of an irrevocable binding offer.

Beginning on April 22, 2015, AXIS management and its advisors began extensive discussions of the terms and conditions under which it could possibly increase the amalgamation consideration payable to the PartnerRe shareholders.

On April 23, 2015, Messrs. Montupet and Benchimol had a conversation during which Mr. Benchimol reaffirmed his commitment to the merger of equals. Mr. Montupet mentioned that PartnerRe’s advisors had had several meetings with EXOR’s advisors and that the PartnerRe Transaction Committee continued to consider and evaluate the EXOR Proposal. Mr. Montupet also discussed with Mr. Benchimol his view that PartnerRe shareholders should receive a special dividend as part of the amalgamation with AXIS. Mr. Benchimol stated that AXIS was not in a position to accommodate such an adjustment to the already agreed upon terms of the merger of equals.

On April 24, 2015, members of the PartnerRe Transaction Committee, representatives of Davis Polk and Credit Suisse and certain members of the senior management of PartnerRe discussed EXOR’s feedback received through Paul Weiss that EXOR was insistent upon proceeding on parallel paths, and that EXOR would not be willing to negotiate any substantive terms of the EXOR Proposal before the commencement of its due diligence on PartnerRe. Later that evening, Paul Weiss provided drafts of (i) a revised agreement, reflecting only a change of transaction structure from amalgamation to merger, (ii) a high-level estimated timeline from signing to closing of a transaction with EXOR (but without any specificity on how that timeline would be met) and (iii) a draft irrevocable binding offer.

The same day, the Executive Committee of AXIS’ board of directors had a conference call to discuss the status of the EXOR Proposal, the status of AXIS’ discussions with PartnerRe and the terms and conditions under which AXIS could increase the amalgamation consideration payable to the PartnerRe shareholders.

On April 25, 2015, representatives of Paul Weiss notified the representatives of Davis Polk that EXOR would not be providing any further information related to its financing arrangements or negotiate any substantive terms related thereto prior to the commencement of due diligence.

On April 26, 2015, members of the PartnerRe Transaction Committee had an in-person meeting (with Mr. Mendoza joining via teleconference) with the representatives of Davis Polk and Credit Suisse and certain members of the senior management of PartnerRe to prepare and discuss the agenda for Mr. Montupet’s meeting with Mr. Elkann, scheduled for later the same afternoon. Among other things, the participants also discussed the areas of the EXOR Proposal that still needed further clarity.

Later that same day, Messrs. Montupet and Elkann had an in-person meeting to discuss the price and non-price terms of the EXOR Proposal. Mr. Montupet told Mr. Elkann that the offered price of $130.00 per share significantly undervalued PartnerRe and that the offered price did not take into account the strength of PartnerRe’s balance sheet, expected growth of tangible book value per share between December 31, 2014 and the closing of a potential transaction with EXOR. Mr. Montupet further elaborated that the offered price did not include any control premium or value for the PartnerRe franchise. Mr. Montupet emphasized that the transaction contemplated by the EXOR Proposal, an all-cash change of control transaction, was very different from a no-premium merger of equals with AXIS because such a transaction would terminate the PartnerRe’s shareholders’ ongoing equity interest, and if this upside opportunity were to be removed, the cash price needed to be increased to compensate the PartnerRe shareholders accordingly. In response, Mr. Elkann portrayed EXOR’s $130.00 per share proposal as a best and final price over which EXOR had no flexibility. (As described below in EXOR’s May 21, 2015 letter, EXOR has since stated that Mr. Elkann never said that the $130.00 per share proposal was

EXOR’s best and final offer.) Mr. Montupet also asked Mr. Elkann if EXOR would consider acquiring an ownership stake in the amalgamated company, and Mr. Elkann responded that EXOR was not interested in such a transaction. Upon Mr. Elkann’s mention that EXOR’s candidate for the PartnerRe CEO could possibly come from the existing management of PartnerRe, Mr. Montupet indicated that he believed that Mr. Zwiener could possibly extend his interim role for a few months beyond closing if this could help in the process of selecting an internal candidate. At the end of the meeting, Mr. Montupet told Mr. Elkann that based on the price of $130.00 per share, he and his fellow members of the PartnerRe Transaction Committee would likely not recommend the PartnerRe board of directors proceed with EXOR, but that it would ultimately be up to the PartnerRe board of directors to make the final determination on the EXOR Proposal.

During the course of the meeting, Mr. Elkann requested on numerous occasions that if PartnerRe rejected the EXOR Proposal it do so publicly on the basis of price alone and without identifying the significant execution risks in the EXOR Proposal which had been identified by PartnerRe. At the end of the meeting, Mr. Elkann repeated this request, and Mr. Montupet indicated that he understood the request and would take it into consideration.

Following their meeting, Mr. Elkann sent Mr. Montupet the following letter.

* * * * *

April 26, 2015

Mr. Jean-Paul Montupet Chairman of the Board PartnerRe Ltd.

90 Pitts Bay Road

Pembroke HM 08

Bermuda

Dear Mr. Montupet,

I enjoyed meeting you earlier today. My impression is that our meeting was constructive and I remain hopeful that we can find common ground to reach an agreement that implements EXOR’s proposal, which is clearly superior to your proposed transaction with AXIS.

As set out below, we have made, in good faith, considerable efforts over the past week to deal with all reasonable requests relating to our proposal. However, those requests keep coming and we are now being asked to improve our contract terms significantly over the terms of your deal with AXIS, before we are allowed to perform due diligence. This is, of course, highly unusual and inappropriate under the circumstances.

Given the superior value of EXOR’s all-cash, $130 per share proposal, the terms of our draft transaction agreement and the supplemental information we have provided, it should be straightforward for the PartnerRe Board to conclude now that the EXOR proposal is “reasonably likely to be superior” under the terms of your agreement with AXIS, and allow us to proceed with confirmatory due diligence.

I would like to summarize briefly the considerable efforts we have made over the last several days to move forward with our transaction.

Our counsel at Paul, Weiss and our financial advisors from BDT & Company and Morgan Stanley have met in person with your counsel from Davis Polk and your financial advisors from Credit Suisse. There have been numerous follow up calls among our respective legal, financial and insurance regulatory advisors. All of these discussions have been facilitated by a waiver of the “no shop” provision in the PartnerRe/AXIS Amalgamation Agreement, which you referred to in an email to me. Davis Polk advised Paul, Weiss that the waiver allows PartnerRe to request information from us and to negotiate with us, but apparently it does not allow you to permit us to conduct due diligence. I believe it is time to remove that impediment and move forward.

In addition to the personal contacts and meetings, your advisors have requested, and we have provided, on very short notice, the following information (a list of which I left with you today):

1.	A draft Merger Agreement to supersede the draft Amalgamation Agreement we previously provided. Your tax advisors and ours concluded that a merger structure would create greater comfort that the transaction would be tax deferred to the holders of PartnerRe’s preferred shares.

2.	Copies of EXOR’s financing commitment documents from Citi and Morgan Stanley which demonstrate a “certain funds” commitment with no contingencies—and without requirements for any additional capital—to be in effect when the irrevocable offer letter referred to under item 3 below is delivered.

3.	A draft of our contemplated legally binding offer letter, providing assurance that PartnerRe will have an irrevocable commitment from EXOR to sign definitive documents on the terms negotiated between us when the PartnerRe agreement with AXIS is terminated.

4.	A description of EXOR’s plan to operate PartnerRe with its current management team, business model, capital structure and financial strength under EXOR’s long-term ownership. In addition, we have confirmed the following:

i.	No extraordinary dividends would be paid by PartnerRe to EXOR in connection with the transaction.

ii.	EXOR’s plan for PartnerRe to maintain a conservative dividend policy following closing, and further enhance PartnerRe’s financial strength by adopting a capital distribution policy that is more conservative than the policy that has been in place at PartnerRe over the last few years, which will certainly be viewed positively by rating agencies and regulators.

iii.	EXOR’s willingness to support the continued growth of PartnerRe in the future.

5.	Lengthy discussions with EXOR’s insurance regulatory counsel in New York, Ireland, UK, Bermuda, Hong Kong and Singapore—the jurisdictions PartnerRe has asked us about—relating to the timing of, and EXOR ‘s confidence in, obtaining regulatory approval.

6.	A timetable outlining a clear path to receive the regulatory approvals necessary to close a transaction within 4 months of signing (i.e., as early as September 2015).

7.	Assurances that following the acquisition, while a majority of the members of the PartnerRe Board will be from EXOR, the Board will also include management and independent directors.

8.	A short list (1 1⁄2 pages) of confirmatory due diligence items that we would like to review, together with a timetable that contemplates completion of due diligence within two weeks following being given access to the information.

9.	A short list of PartnerRe management members that EXOR would expect to meet in a customary management meeting.

10.	Confirmation that our transaction would not be contingent upon identifying a permanent CEO or entering into any employment agreements.

Having provided all this information, you should have a high degree of certainty that our proposed transaction will be completed and close in a timely manner.

EXOR’s proposal is clearly superior to the AXIS agreement because it offers all-cash consideration of $130 per share, a 16.5% premium to the implied per share value of $111.62 for the AXIS transaction based on Friday ‘s closing price. Further, EXOR’s draft agreement provided to your counsel (while a merger at your request rather than an amalgamation) closely parallels your agreement with AXIS, except for changes necessitated by the fact that the EXOR proposal is for cash consideration and the AXIS transaction is a stock for stock deal. As we discussed, our proposal is also superior for other stakeholders of the company, including management and employees.

Through our counsel, EXOR formally requested PartnerRe to send us a non-disclosure agreement. I reiterate that request now to permit us to conduct confirmatory due diligence. Once we are given access to due diligence, we are willing to negotiate the definitive transaction documents and perform due diligence on a parallel path to reach a mutually satisfactory definitive agreement promptly. We have suggested that, if permitted to do the requested due diligence, we are likely to be in a position to agree to a transaction agreement that is more favorable to PartnerRe than your agreement with AXIS.

I very much hope that you and your Board will take the necessary steps outlined in this letter to expedite the progress of our proposal, which we believe will be received favorably by your shareholders.

Sincerely,

/s/John Elkann

John Elkann

Chairman and Chief Executive Officer

EXOR S.p.A.

* * * * *

After the meeting between Mr. Montupet and Mr. Elkann, members of the PartnerRe Transaction Committee had a meeting with representatives of Davis Polk and Credit Suisse and certain members of senior management of PartnerRe. Mr. Montupet briefed the group on his discussion with Mr. Elkann and relayed the message from his conversation with Mr. Elkann that EXOR was unwilling to negotiate or increase the $130.00 per share price. The participants also discussed a proposed approach to AXIS to improve the terms of the amalgamation, the timeline to a meeting of PartnerRe’s board of directors to make a decision with respect to the EXOR Proposal and the timing and form of response to EXOR.

Later the same evening, Mr. Montupet called Mr. Benchimol to inform him that the PartnerRe board of directors would be meeting on April 28, 2015 to make a determination with respect to the EXOR Proposal. Mr. Montupet told Mr. Benchimol that the PartnerRe board of directors’ determination would be based on the price and terms of the EXOR Proposal and the information gathered from his meeting with Mr. Elkann and the engagement between PartnerRe’s and EXOR’s advisors.

In that same call and consistent with earlier discussions on this topic, Mr. Montupet requested potential modifications to the amalgamation terms, either in the form of revising the exchange ratio in favor of PartnerRe shareholders or the possibility of a special dividend for PartnerRe shareholders. Mr. Benchimol asked Mr. Montupet to make a specific proposal on the amount of a special dividend to the shareholders of PartnerRe, which he and the AXIS board of directors could consider and respond to.

Following the call with Mr. Benchimol, members of the PartnerRe Transaction Committee had a meeting with the representatives of Davis Polk and Credit Suisse and certain members of senior management of PartnerRe. The participants further discussed the possibility, amount and implications of a special dividend to PartnerRe shareholders, and Credit Suisse was instructed to prepare an analysis of the possible levels of dividend that could be proposed to AXIS.

On the morning of April 27, 2015, members of the PartnerRe Transaction Committee had a meeting with the representatives of Davis Polk and Credit Suisse and certain members of senior management of PartnerRe to hear feedback from Credit Suisse on its analysis of the various levels of special dividend and to discuss and finalize PartnerRe’s proposal on the amount of a special dividend to PartnerRe shareholders. After detailed discussion, the members of the PartnerRe Transaction Committee agreed that a dividend between $10.00 and $15.00 per common share would be appropriate. In finalizing the PartnerRe proposal on the amount of the special dividend, the participants considered the interests of the shareholders of both of PartnerRe and AXIS, and decided on a range of amounts that should be acceptable to both sets of shareholders. Later that morning, the PartnerRe Transaction Committee conveyed its proposal on the amount of special dividend to AXIS during a call between representatives of PartnerRe and AXIS and their respective advisors.

After the receipt of PartnerRe’s proposal on the amount of special dividend, the AXIS board of directors held a meeting by teleconference, together with representatives of AXIS management, Simpson Thacher and Goldman Sachs, to discuss possible revised terms for the amalgamation, including the possible payment of a special dividend to the PartnerRe shareholders. At such meeting, AXIS management indicated to the AXIS board of directors that they were considering increasing the consideration payable to the PartnerRe shareholders. Representatives of Goldman Sachs reviewed its financial analyses (which had been previously made available to the directors), which included the impact of a special dividend to the AXIS shareholders, the PartnerRe shareholders and the amalgamated company, and answered questions relating thereto from the meeting participants. AXIS management, the AXIS board of directors and AXIS’ advisors discussed the potential impact of a special dividend on various metrics of the amalgamated company, including, but not limited to, book value, tangible book value, earnings per share and return on equity. During this meeting, the AXIS board of directors, AXIS’ management and AXIS’ advisors also discussed the likelihood of obtaining the PartnerRe shareholder vote without increasing the amalgamation consideration, the impact of a special dividend on the AXIS shareholders, the continued merits of an AXIS-PartnerRe amalgamation, various other factors in favor of and against a special dividend and PartnerRe’s and AXIS’ rights and obligations under the amalgamation agreement and related topics. At the conclusion of the meeting, the AXIS board of directors authorized AXIS’ management to pursue a special dividend within certain dollar parameters, but to revert to the board for approval of a specific amount once it had been determined by AXIS management in consultation with its financial and legal advisors.

After the meeting of the AXIS board of directors, Mr. Benchimol called Mr. Montupet to confirm that AXIS would be willing to entertain agreeing to a special dividend to PartnerRe common shareholders that would be above $10.00 per share, but unlikely to be as high as $15.00 per share, and that further analysis would be required to confirm the precise amount. On the same day, members of the PartnerRe Transaction Committee, in consultation with their legal and financial advisors, determined that given the inferior economics of the EXOR Proposal and the considerable closing risks in the proposal, they would recommend to the PartnerRe board of directors not to engage further with EXOR, and continue to negotiate a satisfactory final amount for the special dividend.

On April 28, 2015, the PartnerRe board of directors had a telephonic meeting in which Mr. Montupet updated the PartnerRe board of directors on his meeting with Mr. Elkann and the recent discussions with AXIS regarding the possibility of a special pre-closing dividend in the range of $10.00 to $15.00 per share to the common shareholders of PartnerRe. Representatives of Davis Polk then summarized the detailed feedback received to date from EXOR and its advisors regarding the EXOR Proposal, various relevant timelines for the PartnerRe board of directors’ consideration including those associated with the amalgamation with AXIS and the scenarios under which engagement with EXOR could proceed and a transaction could be concluded (depending on the timing of any termination of the amalgamation agreement were the PartnerRe board of directors to change its recommendation in favor of the EXOR Proposal). It was further explained to the PartnerRe board of directors that based on the likely time it would take to reach an executed agreement with EXOR and timing of regulatory approvals, the EXOR Proposal was unlikely to close until near year end (at the earliest) or the first quarter of 2016; whereas the amalgamation was on track to close in the third quarter of 2015. The members of the PartnerRe board of directors agreed to reconvene to make a final decision regarding the EXOR Proposal later that week.

On the same day, representatives of PartnerRe, AXIS and their respective advisors discussed projections and capital models in order to facilitate sizing the dividend and agreeing to the updated synergy model.

Later the same day, Mr. Montupet had a conversation with Mr. Elkann, who was in Brazil, to further discuss the EXOR Proposal. Mr. Montupet told Mr. Elkann that the waiver granted by AXIS was going to expire that evening and that it was therefore EXOR’s last opportunity to indicate whether EXOR had any flexibility on price. Mr. Elkann indicated that there was no such flexibility. (As described below in EXOR’s May 21, 2015 letter, EXOR has since stated that Mr. Elkann never said that the $130.00 per share proposal was EXOR’s best and final offer). Mr. Montupet added that PartnerRe would honor Mr. Elkann’s request that, should PartnerRe reject the EXOR Proposal, it do so strictly on price, provided that any further communications from EXOR, if any, to continue to be on a friendly basis. At the end of the conversation, Mr. Montupet mentioned that Mr. Elkann had previously discussed EXOR’s plans regarding the management of PartnerRe, but had not discussed EXOR’s plans regarding the board structure for PartnerRe, and whether, as part of the transition process, EXOR would want a few of PartnerRe’s existing directors, particularly those with reinsurance background, to continue to serve for a certain period of time. Mr. Elkann responded that this was a possibility.

On April 29, 2015, Mr. Benchimol informed Mr. Montupet that AXIS would have a proposal on the amount of the special dividend by May 2, 2015, at the latest, subject to the approval of the AXIS board of directors. On that basis, Mr. Benchimol recommended that both PartnerRe and AXIS make plans for meetings of their respective boards of directors on the morning of May 3, 2015.

On April 30, 2015, representatives of AXIS, Simpson Thacher and Goldman Sachs participated in a conference call to discuss the size of the special dividend as well as other potential revisions to the terms of the amalgamation agreement. On April 30, 2015, AXIS and PartnerRe attended rating agency meetings to discuss the impact of a special dividend and the expected capital levels of the combined company.

On May 1, 2015, representatives of AXIS and Simpson Thacher and Goldman Sachs participated in a conference call to discuss AXIS’ potential revised terms for the amalgamation. Also on May 1, Messrs. Montupet and Benchimol had a conversation during which Mr. Benchimol proposed, among other things, (i) a special dividend of $11.00 or $11.50 per share (but not greater than $11.50 per share), (ii) an increase in any termination fees payable by each of AXIS and PartnerRe by $30 million to $280 million and (iii) amending the triggers to the payment of termination fees so that PartnerRe would have to pay $280 million in termination fees, even if the AXIS shareholders were to vote against the amalgamation, and PartnerRe were to consummate a transaction with a third party within 12 months from the termination of the amalgamation agreement (the change in (iii), the “Trigger Proposal”). Later in the day, Simpson Thacher provided a draft of the amendment agreement to the amalgamation agreement reflecting AXIS’ latest proposal (the “Draft Amendment Agreement”). Between May 1, 2015 and May 3, 2015, the parties negotiated the Draft Amendment Agreement, particularly AXIS’ Trigger Proposal and the proposed increase in termination fees by $30 million. Early on the morning of May 2, 2015, representatives of AXIS, Simpson Thacher and Goldman Sachs participated in a conference call to discuss a revised version of the Draft Amendment Agreement. As a result of these negotiations, AXIS and the PartnerRe Transaction Committee agreed to increase the special dividend to $11.50 and termination fees by $30 million to $280 million. On PartnerRe’s insistence, AXIS also agreed to proceed without the Trigger Proposal. In the morning of May 3, 2015, the parties agreed on the form of the Draft Amendment Agreement subject to the final review and approval of the boards of directors of PartnerRe and AXIS.

On the same day, representatives of PartnerRe, AXIS and their respective advisors had further discussions on projections and capital models.

On May 3, 2015, the PartnerRe board of directors had a telephonic meeting to discuss the Draft Amendment Agreement and to make a decision regarding the EXOR Proposal. Prior to the meeting, the members of the PartnerRe board of directors had been provided with a set of meeting materials, including the Draft Amendment Agreement, a summary of the key terms of the Draft Agreement and anticipated timelines associated with the AXIS transaction and the EXOR Proposal prepared by Davis Polk, certain financial analyses prepared by Credit Suisse on the financial terms of the EXOR Proposal and the proposed $11.50 special dividend to PartnerRe common shareholders and a summary of management’s evaluation of the EXOR Proposal and the proposed special dividend and feedback from rating agencies on the proposed special dividend to PartnerRe common shareholders. Mr. Montupet summarized the enhanced merger terms for his fellow board members, and explained the negotiation process with AXIS. Mr. Montupet also informed the PartnerRe board of directors that he had a conversation with Mr. Elkann on April 28, 2015, during which Mr. Elkann repeated that EXOR was unwilling to negotiate or increase the price. Mr. Montupet recommended, on behalf of the PartnerRe Transaction Committee, that the PartnerRe board of directors approve the Draft Amendment Agreement with AXIS and reject the EXOR Proposal. Representatives of Davis Polk summarized the key terms of the Draft Amendment Agreement, the estimated timeline associated with the closing of the amalgamation with AXIS and the path and timeline to further engagement with EXOR, if such a path were to be pursued. Representatives of Davis Polk also reminded the PartnerRe board of directors of their fiduciary duties under Bermuda law, which had been summarized for the PartnerRe board of directors by a representative of Appleby during the previous meetings of the PartnerRe board of directors. Members of the senior management of PartnerRe presented their analysis of the EXOR Proposal and the enhanced merger terms with AXIS. Representatives of Credit Suisse also updated the PartnerRe board of directors on their financial evaluation of the EXOR Proposal and the enhanced merger terms with AXIS. The PartnerRe board of directors then invited the members of the PartnerRe executive committee to provide their thoughts on the EXOR Proposal and the enhanced merger terms with AXIS. Members of the PartnerRe board of directors also asked the PartnerRe executive committee to share the views and sentiments of the wider PartnerRe employee base. After further deliberation and discussion, the PartnerRe board of directors unanimously: (i) approved and adopted the Draft Amendment Agreement in the form presented to the PartnerRe board of directors and declared the Draft Amendment Agreement advisable, (ii) approved, authorized and recommended that the PartnerRe shareholders approve and adopt the Amalgamation (as amended by the Draft Amendment Agreement), (iii) resolved, in consultation with its outside legal counsel and financial advisors, that (A) the EXOR Proposal would not reasonably be likely to result in a superior proposal and (B) failure to further engage with EXOR in negotiations or provide non-public information to EXOR would not violate the fiduciary duties of the PartnerRe board of directors and (iv) authorized the PartnerRe Transaction Committee to terminate all discussions and negotiations with EXOR with respect to the EXOR Proposal.

The same day, the AXIS board of directors met telephonically with members of AXIS management and representatives of Goldman Sachs, Simpson Thacher and Conyers also in attendance. Prior to the meeting, members of the AXIS board of directors had received a set of meeting materials, including the Draft Amendment Agreement, prepared by AXIS management and AXIS’ financial and legal advisors, which described and evaluated the proposed revisions to the financial and other material terms of the amalgamation, including the payment of a special dividend to the PartnerRe shareholders equal to $11.50 per common share and an increase in the termination fee that would be payable by either party under certain circumstances as described in the amalgamation agreement, by $30 million to $280 million. Included in the set of meeting materials were certain financial analyses of the transaction prepared by Goldman Sachs, taking into account the proposed revisions to the terms of the amalgamation, and a summary of the material terms and conditions of the draft amendment prepared by Simpson Thacher. Members of AXIS management discussed developments since the last board meeting, the Draft Amendment Agreement, and the effect of the proposed changes in the terms and conditions of the amalgamation on the attractiveness of the amalgamation, and responded to questions from the directors with respect thereto. Representatives of Goldman Sachs reviewed its financial analyses and answered questions relating thereto from the meeting participants. The directors reexamined AXIS’ reasons for entering into the amalgamation on the revised terms, the key financial assumptions underlying the amalgamation and the payment of the special dividend, and the potential challenges and impediments to consummating the transaction. Simpson Thacher addressed and responded to questions from the directors regarding the potential timeline for the amalgamation and their summary of the terms of the Draft Amendment Agreement. Representatives of Conyers reviewed with the AXIS board of directors its fiduciary duties in relation to their consideration of the revised terms of the amalgamation under Bermuda law. A representative of Goldman Sachs then delivered to the AXIS board of directors its oral opinion, which was confirmed by delivery of a written opinion dated May 3, 2015, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations stated therein, and taking into account the special dividend, the AXIS exchange ratio pursuant to the amalgamation agreement was fair, from a financial point of view, to the holders (other than PartnerRe and its affiliates) of AXIS common shares. The full text of the written opinion of Goldman Sachs is attached to this joint proxy statement/prospectus, is incorporated by reference herein in its entirety, and is further described in the section titled “The Amalgamation—Opinion of AXIS’ Financial Advisor.” Following a discussion of the changes to the terms of the amalgamation, which included the factors described under “The Amalgamation—AXIS’ Reasons for the Amalgamation and Recommendation of AXIS’ Board of Directors” below, the AXIS board of directors unanimously voted to approve as in the best interests of AXIS the Draft Amendment Agreement and the transactions contemplated thereby and authorized management of AXIS to take action designed to accomplish the transactions contemplated thereby.

Later that day, the Draft Amendment Agreement was executed.

Early in the morning on May 4, 2015, AXIS and PartnerRe issued a joint press release reaffirming their commitment to the amalgamation, their recommendation that their respective shareholders vote to adopt the amalgamation agreement (as amended) and the amalgamation, and announcing the changes to the terms of the amalgamation contained in the executed amendment (including payment of the special dividend to the PartnerRe shareholders immediately prior to the consummation of the amalgamation). On the same day, PartnerRe separately issued a press release announcing that the PartnerRe board of directors had rejected the EXOR Proposal. Mr. Montupet also sent the following letter to Mr. Elkann notifying him of the decision of the PartnerRe board of directors on the EXOR Proposal, which letter was also forwarded to Paul Weiss by Davis Polk.

* * * * *

EXOR S.p.A	May 4, 2015
Via Nizza, 250
10126 Torino
Italy

Attention: John Elkann, Chairman and Chief Executive Officer

Dear Mr. Elkann:

On behalf of the board of directors of PartnerRe Ltd. (“PartnerRe”), I would like to thank you for EXOR S.p.A’s (“EXOR”) proposal dated April 14, 2015 to acquire 100% of the common shares of PartnerRe for $130 per share (the “Proposal”). We are also very grateful for the opportunity we have had over the past weeks since EXOR made its Proposal to engage extensively with you and your advisors to discuss and explore the Proposal in detail.

Throughout the course of our engagement you have made it absolutely clear that EXOR’s Proposal represents its best and final offer and that there is no possibility of EXOR increasing the value of its Proposal, even as a result of being able to conduct due diligence.

After considering the Proposal with our advisors, our board of directors unanimously believes that EXOR’s Proposal significantly undervalues our company. EXOR’s Proposal implies a negative franchise value and does not:

•	fully recognize the strength of our balance sheet to which, as you know, Wall Street analysts attribute significant value; or

•	compensate our shareholders for our expected growth in tangible book value per share between December 31, 2014 and closing of a potential transaction with EXOR (which we anticipate to be near or after year-end 2015); this growth expectation is validated by our robust first quarter results.

Simply using the value attributed to our strong reserve position by Wall Street analysts together with anticipated growth in book value per share through closing, EXOR’s price at closing would be at a discount to that value. Further, EXOR’s proposed price would not compensate our shareholders for an acquisition of control for cash of our company’s high quality reinsurance franchise, which possesses true scale, broad diversification, a global footprint, a respected brand, deep underwriting expertise and enduring financial strength, and that you point to as key strengths of PartnerRe.

It is for these reasons that our board of directors has concluded that your Proposal does not provide sufficient value to our shareholders and is not therefore a basis on which we are prepared to proceed.

Yours sincerely

/s/Jean-Paul Montupet

Name: Jean-Paul Montupet

Title: Chairman of the Board of Directors of PartnerRe Ltd.

* * * * *

On the morning of May 12, 2015, EXOR made public an offer to acquire 100% of PartnerRe’s outstanding common shares at $137.50 in cash per share. The same morning, Mr. Elkann sent the following written irrevocable and binding offer (the “EXOR Offer”) to Mr. Montupet, and Paul Weiss forwarded the same written offer to Davis Polk.

* * * * *

Board of Directors

PartnerRe Ltd.

90 Pitts Bay Road

Pembroke HM 08

Bermuda

Attn: Mr. Jean-Paul Montupet

Chairman of the Board

May 12, 2015

Re: Superior Proposal by EXOR S.p.A. (“EXOR”) to PartnerRe Ltd. (“PartnerRe”)

Dear Mr. Montupet,

Ladies and Gentlemen:

I am writing in response to your letter and press release of May 4, 2015, in which you confirm the continuing support of the PartnerRe Board of Directors (the “Board”) for the AXIS Capital Holdings Limited (“AXIS”) takeover of PartnerRe. We respectfully disagree with your assessment of our initial proposal, since the facts clearly demonstrate it was a Superior Proposal. We unquestionably would have preferred to work cooperatively with you to complete a negotiated transaction. That strategy is no longer available to us because of the provisions of your Amalgamation Agreement with AXIS (the “AXIS Agreement”). Through this letter, EXOR provides a substantially better proposal and a clear path for PartnerRe shareholders to consummate a transaction with EXOR.

EXOR, together with its affiliates, is now PartnerRe’s largest shareholder. Our commitment to the offer described in this letter is underscored by our decision to invest $572 million in PartnerRe, representing 9.32% of the total outstanding common shares.

On behalf of EXOR, I hereby submit an irrevocable and binding offer pursuant to which an indirect, wholly-owned subsidiary of EXOR would merge with and into PartnerRe (the “Merger”), subject to the terms and conditions contained in the enclosed merger agreement which has been signed by the EXOR parties (the “Merger Agreement”). Pursuant to the Merger Agreement, EXOR would acquire indirectly 100% of PartnerRe’s outstanding common shares for $137.50 per share in cash.

Our board of directors has unanimously approved this binding offer and the enclosed signed Merger Agreement, so that, upon termination of the AXIS Agreement in accordance with its terms, you will be able to sign the enclosed agreement with the certainty of an agreed transaction. Our offer is not conditioned on financing and does not place any financing risk on PartnerRe shareholders. It is not conditioned on due diligence. The only conditions to the closing of the Merger are those contained in the enclosed executed Merger Agreement.

Our binding offer is clearly superior to the transaction under the AXIS Agreement and is a Superior Proposal as defined in section 5.8 of the AXIS Agreement for the reasons set forth below.

Superior Outcome for Common Shareholders.

Superior and Certain Value. Our binding offer of $137.50 per share in cash delivers a 10% premium to the implied value of your shares under the amended AXIS Agreement of $125.17, based on the AXIS closing price on May 5, 2015, the last trading day prior to published reports of takeover interest in AXIS, if its transaction with PartnerRe fails.

PartnerRe’s Board effectively acknowledged the superiority of EXOR’s initial proposal by entering into a revised agreement with AXIS (albeit on terms that continue to be inferior). EXOR’s $137.50 binding offer further widens the gap and unequivocally provides superior value to shareholders.

Our binding offer provides certainty of value to PartnerRe shareholders and avoids the inherent uncertainty in the AXIS stock-for-stock transaction. The AXIS stock value is subject to significant risks related to the realization of meaningful synergies, complex integration plans, retention of key clients and employees, the impacts of a challenging operating environment and market conditions.

Improved Contractual Terms and Conditions. Our binding offer includes a definitive Merger Agreement signed by the EXOR parties, containing substantially the same terms and conditions as those in the AXIS Agreement, except for the superior cash price, requirements about terminating the AXIS Agreement and the following material improvements:

1) Our Merger Agreement does not have an A.M. Best minimum rating condition to closing as in the AXIS Agreement;

2) Our Merger Agreement includes a customary covenant regarding employees and benefits that AXIS did not provide due to its expected level of employee “redundancies”;

3) Our transaction does not require any approvals from EXOR’s shareholders, unlike the AXIS Agreement which requires approval of AXIS’ shareholders; and

4) Our Merger Agreement has a $250 million break-up fee (approximately 3.7% of the common equity value). This contrasts with the excessive breakup fee in the AXIS Agreement, which, at $280 million, constitutes over 4.5% of common equity value under the AXIS Agreement, and appears to be an attempt to be preclusive.

In addition, our Merger Agreement will result in the same treatment of the existing preferred shares as the AXIS Agreement.

Finally, there remains no financing condition in the Merger Agreement and we have separately forwarded to your legal advisors copies of our fully executed definitive loan documents providing for up to $4.75 billion in loans from Citibank and Morgan Stanley for the closing of the Merger. As you will see, those documents provide for a “certain funds” investment grade financing. We have also included a customary financing covenant in the Merger Agreement. All of this, together with EXOR’s credit strength and available cash (details of which we have shared with you and your financial advisors during the “clarification process” under your AXIS waiver), should resolve any questions as to our ability and commitment to fund our binding offer.

For your convenience we have also enclosed a markup of our Merger Agreement against the AXIS Agreement.

Efficient, Customary Closing Process. We are confident that we will obtain all necessary approvals to close a merger with PartnerRe by the end of 2015. As you know, we have a highly experienced and dedicated regulatory team across the globe and we have already commenced preparation of our application filings.

We believe regulatory authorities will view our transaction favorably. Unlike AXIS, we have no intention of materially changing PartnerRe’s business operations, corporate structure or key management and employees. EXOR will have more flexibility than AXIS to strengthen PartnerRe’s balance sheet by retaining more capital over the next several years.

EXOR has an established operating history and business reputation, previous and current investments in regulated financial services companies, experience in executing large and complex transactions, strong capital position and investment grade ratings. As a result, EXOR does not expect regulatory authorities to raise any significant concerns in connection with their review of our transaction.

Superior Outcome for PartnerRe Employees and Clients.

Our binding offer is clearly superior for employees. Our offer preserves PartnerRe’s franchise with continuity of management and brand. Under EXOR’s ownership we will empower PartnerRe management to continue to operate the business with autonomy, guided by our entrepreneurial mindset and long-term vision for the franchise. We believe that, regardless of the legal styling of a “merger of equals,” the reality for your employees will be an AXIS takeover under the AXIS Agreement. This is evidenced by the fact that five of the seven named senior executive roles of the combined company were awarded to AXIS (including the Chief Executive Officer and Chief Financial Officer positions). Our offer respects the contribution of PartnerRe employees and seeks to build long-term value with them, while the AXIS transaction would include efforts to “rationalize” and “synergize” the employees of the two companies (as determined under the leadership of the AXIS chief executive officer). As previously expressed, EXOR’s preference is to appoint an internal candidate as permanent CEO. As your largest shareholder, we want to express the unequivocal view that, until a shareholder vote is taken on the AXIS transaction, the employee integration plan should not be implemented, since doing so would be valuedestroying and not in the interests of PartnerRe, EXOR or your other shareholders.

We also believe our binding offer is the superior, less disruptive outcome for PartnerRe clients who will appreciate the importance of management continuity and a reinsurer that does not compete with its clients.

Our binding offer is clearly a Superior Proposal, within the meaning of the AXIS Agreement. We and our financial advisors, BDT & Company, LLC and Morgan Stanley & Co. LLC, and our legal advisors, Paul, Weiss, Rifkind, Wharton & Garrison LLP, are prepared to move forward immediately. We believe that our offer presents a compelling opportunity for your shareholders, clients and employees.

Given your familiarity with EXOR and the strength of our proposal, we respectfully request that the Board promptly (a) reach a determination that our binding offer constitutes a Superior Proposal, (b) withdraw its recommendation for the transaction contemplated by the AXIS Agreement and (c) make a recommendation in favor of the transaction contemplated by this binding offer. We have withdrawn our request for pre-signing due diligence, and you now have all the information necessary to make these determinations and recommendations.

Our offer will expire at 5:00 p.m., Bermuda time on the earlier of: (i) two days after the AXIS Agreement is terminated; and (ii) July 11, 2015 (which is two days after PartnerRe’s expected shareholder special general meeting date) (such earlier date and time, the “Expiration Time”), if you do not execute and deliver to us the enclosed Merger Agreement prior to the Expiration Time. In addition, our offer will be deemed to expire prior to any acceptance if your acceptance would violate any Law (as defined in the Merger Agreement). The enclosed Merger Agreement will become null and void and of no further force or effect if our offer is not accepted by delivery of your countersignatures to the Merger Agreement prior to the expiration thereof.

The terms and provisions of Sections 9.4 (Counterparts), 9.7 (No Third-Party Beneficiaries), 9.8 (Governing Law), 9.9 (Consent to Jurisdiction) and 9.11 (Assignment) of the AXIS Agreement as in effect on the date hereof are incorporated herein by reference as if set forth herein in their entirety and shall apply mutatis mutandis to this letter.

I regret that the terms of the AXIS takeover preclude PartnerRe and EXOR from cooperating in delivering a superior outcome for PartnerRe shareholders, but we are resolved to work directly with your shareholders to achieve the same end. Given the importance of this binding offer to our respective shareholders, we are also publicly disclosing this letter and filing today preliminary proxy materials with the Securities and Exchange Commission in connection with your upcoming special general meeting. We remain fully committed to our offer.

We hope to hear from you promptly.

Sincerely,

/s/ John Elkann

John Elkann

Chairman and Chief Executive Officer

EXOR S.p.A.

* * * * *

The EXOR Offer was also accompanied by a signed merger agreement (which was not made public until EXOR filed its Schedule 13D with the SEC on May 15, 2015). Separately, Paul Weiss sent EXOR’s fully executed definitive financing documents with Citibank and MS to Davis Polk accompanied by a request that PartnerRe and AXIS treat them as confidential. As required by the terms of the amalgamation agreement, Davis Polk forwarded the EXOR Offer and the accompanying materials sent by EXOR and its advisors, as well as the financing materials, to Simpson Thacher.

The same day, members of the PartnerRe Transaction Committee and PartnerRe management and representatives of Davis Polk and Credit Suisse had several discussions on the EXOR Offer. The issues discussed included, the price and terms of the EXOR Offer, the timing applicable to a termination of the amalgamation agreement with AXIS, the timing for consummating a transaction with EXOR, the timeline for consummating the amalgamation with AXIS, and the execution risks associated with the EXOR Offer. Later that day, Messrs. Montupet and Benchimol met in person and discussed, among other things, the status of the AXIS amalgamation, potential share buyback and other capital management plans for the amalgamated company and the EXOR Offer. The same day, representatives of Davis Polk, Credit Suisse, Simpson Thacher and Messrs. Montupet and Benchimol met in person (with the representatives of Goldman Sachs and Messrs. Mendoza and Zwiener joining by teleconference) to discuss potential proposals for buyback initiatives by the amalgamated company.

On May 13, 2015, members of the PartnerRe Transaction Committee had further discussions with PartnerRe’s advisors to discuss the EXOR Offer.

The PartnerRe board of directors held an in-person meeting on May 14, 2015, with certain representatives of Davis Polk and Credit Suisse and certain members of the senior management of PartnerRe also in attendance. Various meeting materials, including materials provided by PartnerRe management and advisors were provided in advance to the directors. At the meeting, Mr. Montupet summarized the developments since the public announcement of the EXOR Offer. A representative of Davis Polk provided an overview of the key terms of the EXOR Offer and briefed the PartnerRe board of directors on, among other things, the execution risks of the EXOR Offer, particularly with respect to regulatory matters, the EXOR entities party to the EXOR merger agreement and their respective individual contractual obligations, the anticipated timeline to closing of the transactions contemplated by the EXOR Offer, EXOR’s financing arrangements and related cash needs, and the deal protection provisions in EXOR’s merger agreement. Members of PartnerRe’s senior management also provided an update on the status of the AXIS amalgamation, the developments with respect to integration planning with AXIS and shareholder feedback on the EXOR Offer and the AXIS amalgamation. Representatives of Credit Suisse also discussed financial analysis of the EXOR Offer and the amalgamation with AXIS. The members of the PartnerRe board of directors discussed the price and terms of the EXOR Offer in detail and asked questions of the advisors and the members of the PartnerRe Transaction Committee and the senior management.

Later the same day, PartnerRe engaged Lazard Frères & Co. LLC (“Lazard”) as co-financial advisor to the Company, and members of the Transaction Committee had a meeting with the representatives of Lazard to discuss the EXOR Offer and explore the options available to the PartnerRe board of directors that would best serve the interests of PartnerRe and its shareholders. Following receipt of the EXOR Offer, the PartnerRe Transaction Committee had discussed retaining an additional financial advisor to assist the PartnerRe board of directors and the PartnerRe Transaction Committee in connection with their evaluation of the EXOR Offer and the amalgamation with AXIS. As a result of those discussions, the PartnerRe Transaction Committee interviewed Lazard and two other leading investment banking firms. Following these interviews, the PartnerRe Transaction Committee selected Lazard for a further interview. Thereafter, the proposed engagement of Lazard was discussed with the PartnerRe board of directors at the meeting earlier in the day, which supported engaging Lazard as co-financial advisor with Credit Suisse.

The PartnerRe board of directors had another meeting on May 15, 2015 with certain representatives of Davis Polk and Lazard also in attendance. The representatives of Lazard discussed their preliminary views on the EXOR Offer and the amalgamation with AXIS and identified various matters which Lazard intended to analyze further before providing further advice. Thereafter, the members of the PartnerRe board of directors met with Davis Polk alone, and with Davis Polk and Lazard to further discuss the price, terms and execution risks of the EXOR Offer and explored possible responses to the EXOR Offer. After deliberations, the members of the Board unanimously agreed that the price of the EXOR Offer undervalued PartnerRe and that the terms of the EXOR Offer had significant conditionality that entailed unacceptable levels of execution risk to PartnerRe’s shareholders, but also agreed that PartnerRe should seek to engage with EXOR to explore whether EXOR had further flexibility to improve the price and terms of the EXOR Offer. The PartnerRe board of directors agreed to reconvene on May 20, 2015 to make a final decision with respect to the form and content of its response to the EXOR Offer.

On May 17, 2015, members of the PartnerRe Transaction Committee had discussions with the representatives of Davis Polk, Credit Suisse and Lazard to discuss the possible response to the EXOR Offer. The participants discussed various issues related to the EXOR Offer and the AXIS amalgamation, including the option of seeking a waiver from AXIS under applicable terms of the amalgamation agreement to further engage with EXOR, timing and content of public communications in connection with the response to the EXOR Offer and the anticipated timeline to the special meeting of PartnerRe shareholders. After these discussions, Mr. Montupet called Mr. Benchimol to inform him of the PartnerRe board’s determinations and requested a waiver from AXIS to further engage with EXOR.

On May 18 and May 19, 2015, members of the PartnerRe Transaction Committee and its advisors along with certain members of the senior management of PartnerRe had several discussions to prepare PartnerRe’s response to the EXOR Offer. During the same time period, Messrs. Montupet and Benchimol had several conversations on the subject of AXIS granting a waiver to PartnerRe to further engage with EXOR, and Davis Polk and Simpson Thacher exchanged several drafts of the proposed waiver. Late in the evening of May 19, 2015, the parties agreed upon a waiver which permitted PartnerRe to engage with (including providing non-public information to) EXOR through June 10, 2015.

On May 20, 2015, the PartnerRe board of directors held a telephone meeting to discuss the proposed response to EXOR, drafts of which were provided to the PartnerRe board of directors in advance, and developments since the last board meeting. Representatives of Davis Polk, Credit Suisse and Lazard also participated in the meeting. Mr. Montupet informed the PartnerRe board of directors that AXIS had granted a waiver permitting PartnerRe to engage with and provide non-public information to EXOR through June 10, 2015. The PartnerRe board of directors discussed the proposed response to the EXOR Offer, which included (i) a press release rejecting the EXOR Offer and announcing the PartnerRe board of directors’ decision to seek to engage with EXOR to explore improvements to the price and terms of the EXOR Offer (the “EXOR Release”), (ii) an open letter from the PartnerRe board of directors to the PartnerRe shareholders providing the rationale behind the decision to reject the EXOR Offer and engage with EXOR, and clarifying the record relating to PartnerRe’s engagement with EXOR to date (the “Shareholder Letter”) and (iii) a letter from Mr. Montupet to Mr. Elkann in response to the EXOR Offer. The PartnerRe board of directors unanimously approved the contents of the draft communications.

Later the same day, PartnerRe issued the EXOR Release and the Shareholder Letter. Mr. Montupet also sent the following letter to Mr. Elkann.

* * * * *

CONFIDENTIAL

EXOR S.p.A	May 20, 2015
Via Nizza, 250
10126 Torino
Italy

Attention: John Elkann, Chairman and Chief Executive Officer

Dear Mr. Elkann:

The PartnerRe board has reviewed EXOR’s offer of $137.50 per common share of PartnerRe, and, after careful deliberation, has decided that the price and terms of the offer are not acceptable.

PartnerRe remains committed to exploring any opportunity that could ultimately lead to a proposal that the PartnerRe board could recommend to our shareholders as being in their best interests. We are happy to discuss ways in which EXOR can improve its offer so that it is compelling, on price and terms, to our shareholders.

In particular:

•	EXOR’s offer price of $137.50 per common share significantly undervalues our business by comparison to both the benefits of our proposed merger-of-equals with AXIS and to our value as a standalone entity. We are happy to meet with you to demonstrate why this is the case. We are also willing to provide EXOR and its advisors with access to due diligence information, assuming we can agree on transaction terms that embody the closing certainty that we would require in any circumstance in order to recommend a transaction to our shareholders.

•	We appreciate that EXOR addressed some of the execution risks we identified during our prior discussions notwithstanding your stated unwillingness to negotiate these points. However, EXOR’s offer still entails significant optionality that poses an unacceptable risk to PartnerRe’s shareholders. Under EXOR’s offer, if PartnerRe entered into a transaction with the two identified EXOR subsidiaries that subsequently failed to close, PartnerRe’s shareholders would be out-of-pocket for up to $315 million of termination fees and expense reimbursement under the AXIS agreement without any compensation or meaningful recourse. Specifically:

•

EXOR parent and its controlling shareholders, who are required to make various insurance and antitrust regulatory filings, have no contractual obligations to actually make the required filings or otherwise assist in obtaining regulatory approvals. In addition, EXOR’s offer does not include a regulatory termination fee to incentivize EXOR to obtain such approvals and compensate PartnerRe, net of transaction fees and expense reimbursement under the AXIS agreement, for the risks associated with a transaction with EXOR.

•	EXOR’s parent guarantee only guarantees the payment obligations of the EXOR subsidiary if a transaction with EXOR were to close. If the EXOR parties to the proposed merger agreement breached any of their other obligations, PartnerRe would have recourse only to EXOR subsidiaries, which based on the limited publicly available information, do not have the resources required to be the accountable party for a transaction of this size.

•	The deal protection measures in EXOR’s proposed merger agreement are not appropriate in the context of an all-cash transaction, especially one without a pre-signing market check. The deal protection measures in any transaction with EXOR must reflect the fact that PartnerRe has never been for sale, nor have we run a sale process (nor can we under the terms of the AXIS agreement). While we recognize EXOR’s offer largely parallels the terms of the AXIS agreement, those deal protections were negotiated in the context of a no-premium merger-of-equals.

•	Any transaction with EXOR will likely involve a protracted period before termination of the AXIS agreement and an even longer period to close, even assuming full cooperation of EXOR and its controlling shareholders (something not required under EXOR’s proposed merger agreement). Accordingly EXOR’s offer should, but fails to, adequately compensate PartnerRe’s shareholders for both (i) the increased value in PartnerRe’s business between now and the closing of any potential transaction with EXOR and (ii) the increased risk posed to PartnerRe’s shareholders by virtue of the delay inherent in a transaction with EXOR relative to the AXIS transaction, which we expect will be able to close at or shortly following shareholder approval.

Quite apart from the issue regarding sufficiency of EXOR’s proposed price, EXOR’s offer entails significant optionality that would allow EXOR to walk away from a transaction without consequence, requires PartnerRe’s shareholders to bear the risk of paying up to $315 million of termination fees and expense reimbursement to AXIS and imposes incremental execution risk while failing to adequately compensate our shareholders in return.

Since EXOR has made certain public statements that, by any measure, are categorically untrue and represent an opportunistic attempt to skew the public record, EXOR has left us no choice but to respond publicly to address these mischaracterizations and I have sent a letter to our shareholders to this effect.

Notwithstanding the above-mentioned concerns, we have obtained a waiver from AXIS to engage with you and your advisors to determine whether we can negotiate price and terms compelling to PartnerRe’s shareholders. We would welcome the opportunity to demonstrate the value proposition and to give you an opportunity to address the execution risks in your proposal.

Regards,

/s/Jean-Paul Montupet
Name: Jean-Paul Montupet
Title: Chairman of the Board of Directors of PartnerRe Ltd.

* * * * *

On May 21, 2015, Mr. Elkann sent the following letter to Mr. Montupet.

* * * * *

Board of Directors

PartnerRe Ltd.

Wellesley House South

90 Pitts Bay Road

Pembroke HM 08

Bermuda

May 21,2015

Ladies and Gentlemen:

I highly appreciate the determination of the Board of Directors of PartnerRe to engage in discussions with EXOR.

Our Binding Offer of $137.50 per share in cash for all common shares of PartnerRe and the contract we submitted, which is more favorable to PartnerRe in material respects than your existing amalgamation agreement with AXIS, clearly constitute a Superior Proposal and, based on the reaction in the marketplace, we believe your shareholders view it that way as well.

We are willing to engage in good faith negotiations to bring EXOR’s Superior Proposal to fruition for PartnerRe’s shareholders.

The objective of this letter is to:

1.	Clarify to the PartnerRe Board of Directors and shareholders certain aspects of the EXOR Binding Offer which have been misrepresented by the Transaction Committee of the PartnerRe Board; and

2.	Propose to the PartnerRe Board a clear path forward to allow shareholders to benefit from EXOR’s Superior Binding Offer.

1.	Clarifications on Certain Aspects of EXOR’s Superior Binding Offer

Price

The Transaction Committee members continue to claim that our Binding Offer of $137.50 per share in cash does not provide adequate value for your shareholders, both as a standalone entity and by comparison to the benefits inherent in the AXIS transaction. We respectfully disagree with this assertion. In fact:

•	The Transaction Committee, which yesterday suggested our $137.50 per share all-cash Binding Offer was inadequate, has twice previously approved and recommended to the PartnerRe Board transactions with AXIS at considerably lower valuations.

•	While the Transaction Committee has cited the purported value of synergies from the AXIS transaction, the market’s skepticism regarding the strategic rationale of the AXIS transaction is clearly evidenced by the fact that from January 26, 2015 (the day after the AXIS transaction was announced) to April 13, 2015 (the day before the EXOR proposal was announced), the PartnerRe implied per share value under the AXIS agreement traded in a range between $109.61 per share and $115.10 per share.

•	The EXOR Binding Offer of $137.50 per share delivers a premium of 10% to the implied per share value under the AXIS agreement of $125.17 using the closing price of AXIS shares as of May 5, 2015, the last trading day prior to published reports of takeover interest in AXIS if the AXIS agreement fails.

The superiority of EXOR’s Binding Offer from a financial point of view is clear. Of interest to me, and I think to your shareholders, is that your letter does not say that the AXIS proposal is superior.

Closing Certainty

Any attempt by the Transaction Committee to characterize EXOR’s Binding Offer as having low closing certainty is not accurate. In fact:

•	There are no substantive regulatory risks to the EXOR Binding Offer. Our group has previously invested in the insurance and reinsurance industry over the past 100 years and currently owns, through EXOR or its portfolio companies, insurance businesses and other regulated financial service businesses in several jurisdictions. Our transaction is easier for regulators to approve than the AXIS proposal because:

(a) Unlike AXIS, the EXOR Binding Offer does not contemplate a complex integration plan, a change in management of the regulated insurance companies or any change in the business plan of the insurance companies, nor is it dependent upon synergies being realized.

(b) Unlike AXIS, EXOR does not compete with PartnerRe and therefore there are no substantive antitrust issues. As a result, obtaining clearances from competition authorities is only a matter of compliance with filing and waiting period requirements.

(c) Unlike the AXIS agreement, which strips $560 million of cash from PartnerRe to pay an extraordinary dividend, EXOR’s Binding Offer does not involve any extraordinary dividend.

For the reasons outlined above, among others, we are very confident that regulators will look favorably upon EXOR as the ultimate owner of PartnerRe.

The EXOR parties to the Merger Agreement are required to use their “reasonable best efforts” to obtain the necessary approvals. This is a very high legal standard, and is the same exact covenant that applies in the AXIS agreement you approved. The covenant also includes an express obligation to obtain information from affiliated parties for filings. To suggest that these obligations are “illusory” is a significant mischaracterization of the facts.

•	EXOR has made its contract more certain to close than the AXIS agreement by, among other things, eliminating the closing condition that PartnerRe maintain an A.M. Best rating of at least A-. Under the AXIS agreement, AXIS could terminate its transaction if PartnerRe did not maintain this rating after incurring significant losses. In this and other ways, our contract is Superior to the AXIS agreement and provides higher closing certainty to PartnerRe shareholders.

We are confident that the PartnerRe Board and shareholders recognize that EXOR has already spent vastly more than AXIS in its efforts to show its commitment to this transaction, investing approximately $609 million in cash to become PartnerRe’s largest shareholder with 9.9% of PartnerRe’s outstanding common shares (the maximum allowable under PartnerRe’s organizational documents). Contrary to your suggestion, this is not the action of a company looking to preserve “optionality.” EXOR is steadfast in its commitment to bring a superior outcome to PartnerRe shareholders, employees and clients.

To allay any remaining concerns you may have and show our commitment to completing the transaction, we are willing to negotiate in good faith to provide your shareholders with improved closing certainty, once you announce that our all-cash Binding Offer of $137.50 is reasonably likely to be a “Superior Proposal”.

Timing Risk

Contrary to the Transaction Committee’s suggestion, if acted upon promptly, the EXOR Binding Offer can close in the fourth quarter of 2015. Furthermore, the timing risks identified by the Transaction Committee have been misstated. In fact:

•	Your letter asserts that your shareholders would bear significant risks associated with the upcoming hurricane season and other potential catastrophes. That is correct as it relates to the AXIS transaction since the tangible book value per share of the combined companies could suffer with catastrophe losses. In contrast, under the EXOR Binding Offer, shareholders will receive certain value of $137.50 per share in cash even if PartnerRe suffers significant catastrophe losses prior to closing.

•	Timing risk from the hurricane season does not exist under our all-cash Binding Offer for two reasons. First, we removed the A.M. Best rating condition that AXIS has in its transaction. Second, catastrophe losses are excluded from the closing condition related to material adverse effects.

•	EXOR also notes that, under the existing terms of its proposed transaction, PartnerRe common shareholders will continue to receive regular dividends of up to $0.70 per share per quarter for common shares, plus a pro-rated quarterly dividend through the closing date, which is expected to occur in 2015. These dividends will be paid to PartnerRe common shareholders in addition to the $137.50 per share they will receive at closing.

Deal Protections

•	You have requested that we lower our proposed $250 million break-up fee which is already lower than the $280 million break-up fee you agreed to in the AXIS agreement. Even more significantly, our break-up fee is approximately 3.7% of the value of our offer, contrasted with the above-market AXIS fee which is over 4.5% of the common equity value under the AXIS agreement.

•	We find inappropriate that the Transaction Committee further increased the break-up fee negotiated in the original agreement with AXIS by $30 million and implemented other changes to the existing AXIS agreement in an attempt to preclude EXOR’s Binding Offer or proposals from any other interested parties. We note that your Transaction Committee’s decisions with respect to the break-up fee and expense reimbursement deprived shareholders of more than $6 per share of additional consideration from EXOR and we trust you will not further disadvantage shareholders in their ability to receive our truly Superior Proposal. Further delays and expenses to protect the inferior AXIS transaction do not serve the best interests of PartnerRe shareholders.

•	Your counsel asked that we introduce a “go shop” provision into our agreement. There is no reason to do so. You state in your letter to shareholders that “the Board’s decision to merge with AXIS followed a thorough exploration of strategic options” and that “other transformative transactions such as a sale, were also considered.” Additionally, since the announcement of your transaction with AXIS on January 25, as well as the announcement of our initial proposal on April 14, no other interested parties have emerged. If, however, you would like to solicit additional interest now, we have no objections, trusting that you will act in the best interest of shareholders by not increasing the complexity or length of the process or incurring significant additional expenses. We see no reason to change any of the deal protections in our proposed transaction, which are more favorable to PartnerRe than the protections in your deal with AXIS.

2.	Proposed Path Forward to Allow PartnerRe Shareholders to Benefit from the Superior EXOR Binding Offer

While EXOR will not consider increasing the price of its Binding Offer or changing the deal protections terms, we are willing to negotiate in good faith to provide PartnerRe shareholders with improved closing certainty.

In order to engage constructively with you and your advisors in such conversations, we request that the PartnerRe Board declare EXOR’s Binding Offer reasonably likely to be a Superior Proposal, as currently defined in the AXIS agreement.

Given EXOR’s Binding Offer of $137.50 per share is economically superior to the AXIS proposal, and the contract we submitted is more favorable to PartnerRe in material respects than your agreement with AXIS, we believe this should be a straightforward decision for the PartnerRe Board. This decision would allow EXOR and PartnerRe to engage constructively over the next few days, without placing any risk on your shareholders because your existing AXIS agreement will continue to remain effective.

We are pleased to engage in dialogue with PartnerRe on the basis contemplated in your agreement with AXIS. However, we are not willing to engage in a dialogue with PartnerRe on the basis of a waiver, because this construct is highly unusual, is not contemplated in your existing agreement with AXIS and has proven in the past not to lead to constructive conversations between our two organizations.

Once the PartnerRe Board determines that EXOR’s Binding Offer is reasonably likely to be a Superior Proposal, we expect to conduct a limited information exchange on regulatory matters and management meetings to be able to provide your shareholders with increased closing certainty.

We hope we can engage in constructive discussions with you in order to bring the EXOR Binding Offer to fruition swiftly, delivering significant benefits to PartnerRe shareholders and more certainty to PartnerRe’s more than 1,000 employees whose morale has, no doubt, been negatively affected by the expected “redundancies” contemplated in the existing AXIS transaction. We believe any additional delay in making a decision to support EXOR’s transaction will not be in the best interest of your shareholders or employees. We sincerely hope you will also take into consideration the views of management and employees in deciding which transaction will serve the best interests of PartnerRe.

On one additional point I want to be very clear: Mr. Montupet never asked me if our original proposal of $130 per share was our best and final offer and I never said it was. The public statements of certain members of the Transaction Committee to the contrary are either a reflection of their lack of direct involvement in the process or a failure of recollection. I did say that our offer was firm in the context of us not bidding against ourselves and not being given access to due diligence information. Our Binding Offer of $137.50 is clear evidence that our initial proposal was not our best and final offer.

We look forward to hearing further from the PartnerRe Board, and, if you really believe that the value for your shareholders under the AXIS agreement is superior, then please announce a record date and a date for a shareholder meeting to allow your shareholders to decide what is in their best interest.

Sincerely,

/s/John Elkann
John Elkann
Chairman and Chief Executive Officer
EXOR S.p.A.

* * * * *

On May 22, 2015, Mr. Montupet sent the following letter to Mr. Elkann.

* * * * *

EXOR S.p.A	May 20, 2015
Via Nizza, 250
10126 Torino
Italy

Attention: John Elkann, Chairman and Chief Executive Officer

Dear Mr. Elkann:

I am writing in response to your letter to the PartnerRe Board of Directors of May 21, 2015.

First off, I want to emphasize that PartnerRe is ready, willing and able to fully engage with EXOR and its advisors. There is no need for the PartnerRe Board to make the determination you impose as a precondition to further discussions as the waiver from AXIS allows for full and open discussions with EXOR.

By electing to impose an additional and unnecessary condition on EXOR’s willingness to engage with PartnerRe, we believe that EXOR has made clear that it does not wish to discuss improving its offer.

The PartnerRe Board remains steadfast in its belief that EXOR’s offer is not in the best interests of our shareholders. In particular:

•	EXOR’s offer price of $137.50 per common share significantly undervalues our business by comparison to both the benefits of our proposed merger-of-equals with AXIS and to our value as a standalone entity.

•	EXOR’s refusal to engage with PartnerRe demonstrates that its offer is an attempt to acquire PartnerRe at an opportunistic point in the reinsurance cycle and at an inadequate valuation that does not appropriately reflect the strength of PartnerRe’s balance sheet and franchise value.

•	EXOR’s acquisition of a substantial stake in PartnerRe’s common shares is a coercive attempt to further its opportunistic acquisition at the expense of PartnerRe’s long-term shareholders.

•	EXOR’s offer entails significant optionality—particularly as regards the absence of a direct contractual commitment from EXOR’s parent company and controlling family for regulatory approvals and accountability for breach—that poses an unacceptable risk to PartnerRe’s shareholders.

•	EXOR’s offer exposes the PartnerRe shareholders to significant risk that PartnerRe would be out-of-pocket for up to $315 million of termination fees and expense reimbursement under the AXIS agreement without any compensation or meaningful recourse.

•	The deal protection measures in EXOR’s proposed merger agreement are not appropriate in the context of EXOR’s proposed all-cash acquisition.

•	Any acquisition by EXOR will involve a significantly longer time period to closing compared to the AXIS transaction, which we expect will be able to close at or shortly following shareholder approval. EXOR’s offer fails to adequately compensate PartnerRe’s shareholders for this delay and associated risk.

You have been clear that EXOR “will not consider increasing the price of its Binding Offer” and therefore we will continue to move forward with shareholder approval of our amalgamation with AXIS.

Sincerely,

/s/Jean-Paul Montupet

Jean-Paul Montupet

Chairman of the Board of Directors of PartnerRe Ltd.

* * * * *

PartnerRe’s Reasons for the Amalgamation and Recommendation of PartnerRe’s Board of Directors

The PartnerRe board of directors believes that the amalgamation agreement and the transactions contemplated thereby, including the amalgamation, are advisable and fair to and in the best interests of PartnerRe and its shareholders. Accordingly, the PartnerRe board of directors has approved the amalgamation agreement and the transactions contemplated thereby, and unanimously recommends that the PartnerRe shareholders vote “FOR” adoption of the amalgamation agreement and the transactions contemplated thereby, including the amalgamation.

As described above under the section titled “Background of the Amalgamation,” the PartnerRe board of directors, prior to and in reaching its decisions at its meetings on January 25, 2015 to approve the Draft

Agreement and on May 3, 2015 to approve the Draft Amendment Agreement, and the transactions contemplated thereby, consulted with PartnerRe’s management and financial and legal advisors and considered a variety of potentially positive factors relating to the amalgamation, including, but not limited to, the following:

Strategic Reasons

•	the transaction represents a unique opportunity to implement PartnerRe’s long-term strategic plan

•	the transaction represents an attractive route to entering into the important primary insurance business with an established global leader and to diversifying PartnerRe’s exposure to the reinsurance industry;

•	consideration of current and future industry trends and the risks to PartnerRe’s ability to execute its long-term strategic plan as a stand-alone entity, including the impact of continuing consolidation in the reinsurance industry and increasing competitive pricing from, among other things, consolidation of brokers and increasing participation in catastrophe markets by alternative capital sources;

•	the superior future earnings and growth prospects as an amalgamated company means better positioning the company to withstand and navigate the substantial challenges facing each company and the industry more generally;

•	the potential to increase return on equity for holders over the long term and be accretive to both companies’ earnings per converted share;

•	consideration of other alternatives to the transaction available to PartnerRe, including remaining a stand-alone entity, seeking to grow in the reinsurance market through the acquisition of new reinsurance businesses, the acquisition of a stand-alone pure primary insurance business, or a combination of the foregoing, or the sale of it or substantially all of its assets to a third-party including EXOR;

•	the successful April 1, 2015 contract renewals and robust earnings for the first quarter of 2015 represent strong customer confidence in the business prospects of the amalgamated company;

Business of the Amalgamated Company

•	the transaction will create a top five global property and casualty reinsurance leader, and a leader in the broker-based reinsurance distribution channel, with premiums in excess of $10 billion, cash and invested assets of approximately of $31 billion, shareholders’ equity over $13 billion and total capitalization over $14 billion;

•	the possible significant synergies in the areas of reduced public company costs, consolidated corporate governance, reduced labor and shared platform costs estimated to be at least $200 million, plus part of the cost reductions previously announced by AXIS and corresponding impact on the amalgamated company’s earnings, and the belief that the amalgamated company would have superior future earnings and growth prospects than the entities alone;

•	the amalgamated company would have greater capital efficiency and enhanced ability to respond to competitive pressures, greater diversification opportunities, increased opportunity to compete profitably and to grow its business or return additional funds to shareholders;

•	the amalgamated company would be much better positioned than each stand-alone company to consider and pursue future acquisitions;

•	the potential to create a leading, diversified insurance and reinsurance company with global reach, including greater product offerings and improved market positions;

•	the amalgamated company will have a more diversified pool of underwriting risk by product and geography (reducing volatility of earnings and cash flows and delivering more stable results under a wider range of market conditions);

•	the amalgamated company should have less concentrated distribution relationships and an improved trading relevance;

•	an increased customer base and potential to attract new customers because of the amalgamated company’s greater scale, scope and reach;

•	the amalgamated company should have low balance sheet risk given both entities’ high quality investment portfolio and prudent reserving philosophies;

•	the enhanced ability to access third-party capital to fund risks and generate income;

•	the belief that the amalgamated company will benefit from strong financial strength ratings;

•	the positive feedback received from rating agencies following the announcement of the amalgamation and following the announcement of the amendment giving effect to the special divided that PartnerRe would maintain its ratings profile;

•	the knowledge that each company has of its own (and of the other company’s) business, operations, financial condition, earnings and prospects, including the results of the company’s due diligence review of the other company;

•	the transaction will preserve the existing tax structures and treatments of each party;

Terms of the Transaction

•	the structure of the transaction as a “merger of equals:”

•	seven of 14 members of the new company’s board of directors will be designated by PartnerRe;

•	Chairman of the board of directors will be designated by PartnerRe;

•	Chief Executive Officer will be AXIS’ current Chief Executive Officer;

•	key members of PartnerRe’s management and board of directors would continue with the new company;

•	PartnerRe shareholders would hold 51.5% of the amalgamated company, on a fully diluted basis, following consummation of the amalgamation;

•	the amalgamated company’s board committee assignments would be split evenly among designees from both PartnerRe’s and AXIS’ boards, with PartnerRe designees as chairpersons of three of the six committees;

•	the fact that the exchange ratio of 2.18 shares of the amalgamated company for each PartnerRe share is fixed, consistent with market practice for combinations of this type, and provides certainty to shareholders of both entities as to their aggregate pro forma percentage ownership of the amalgamated company;

•	in addition to regular quarterly cash dividends of up to 70 cents per PartnerRe common share, the payment of the special pre-closing dividend of $11.50 per common share, payable in cash, giving PartnerRe common shareholders an opportunity to immediately realize certain value for a significant portion of their investment in PartnerRe;

•	the expectation that the amalgamation would be treated as a tax-free reorganization for U.S. federal income tax purposes, except with respect to cash received in the special dividend or lieu of fractional shares;

•	the expectation that the special dividend should be treated as merger consideration for U.S. federal income tax purposes;

•	the plan to return approximately $2.95 billion (including $750 million immediately after closing) during 2016 and 2017 to the shareholders of the amalgamated company through share repurchases and dividends using the capital that has been accumulated by PartnerRe and AXIS;

•	detailed financial analysis and other information with respect to PartnerRe, AXIS and the special dividend presented by management and Credit Suisse, including Credit Suisse’s opinion to the effect that, as of the date of the opinion, and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken, the PartnerRe exchange ratio provided for in the amalgamation was fair, from a financial point of view, to holders of PartnerRe common shares. A copy of Credit Suisse’s written opinion is attached to this joint proxy statement/prospectus as Annex B;

Management Teams

•	each of PartnerRe’s and AXIS’ highly experienced management teams with extensive industry experience in facets of the insurance and reinsurance industry;

•	the similar business and management approaches of each of PartnerRe and AXIS, including emphasis on independent agents and brokers and performance-based cultures, will ease the integration process;

•	the belief that there would be limited integration risk due to the similar risk cultures of the two companies with respect to underwriting discipline and risk management and due to the familiarity that the amalgamated company’s Chief Executive Officer has with the management team and operations of both the PartnerRe and AXIS businesses;

•	the fact that key members of the AXIS management team have worked for both companies and that many employees of both companies know each other due to the proximate location of the two companies;

•	the historical and current information about each of the companies and their business prospects, financial performance and condition, technology, management and competitive positions;

•	the fact that management teams of PartnerRe and AXIS have made substantial progress on integration planning, with phase 1 integration planning already complete;

Terms of the Amalgamation Agreement

•	the specific terms of the amalgamation agreement, including:

•	PartnerRe’s ability, under certain circumstances, to consider and respond to an unsolicited proposal for the acquisition of 15% or more of the shares or assets of PartnerRe or engage in discussions or negotiations with the third party making such a proposal, in each case if the PartnerRe board of directors determines in good faith (after consultation with its outside legal counsel and financial advisors) that such “acquisition proposal” either constitutes or is reasonably likely to result in a “superior proposal” (as such terms are defined and described in the section titled “—The Amalgamation Agreement—No Solicitation of Acquisition Proposals”);

•	the ability of the PartnerRe board of directors to change its recommendation that PartnerRe shareholders vote in favor of adoption of the amalgamation agreement if, in response to an acquisition proposal, the PartnerRe board of directors has determined in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to take such action would violate the directors’ fiduciary duties under applicable law and the PartnerRe board of directors had determined in good faith (after consultation with its outside legal counsel and financial advisors) that such proposal constitutes a superior proposal (see the section titled “The Amalgamation Agreement—No Solicitation of Acquisition Proposals”;

•	the reciprocal requirement that the amalgamation agreement be submitted to a vote of the shareholders of both companies;

•	the fact that in certain circumstances, if the transaction is not consummated, PartnerRe will be entitled to receive a termination fee of up to $280 million and be reimbursed for certain expenses incurred by PartnerRe in connection with the amalgamation (up to $35 million);

•	the fact that the amalgamation agreement allows PartnerRe to continue to declare and pay regular quarterly cash dividends consistent with past practice;

•	the likelihood that the amalgamation will be consummated because of the limited number of conditions to the amalgamation and each party’s commitment to obtain regulatory approvals;

•	the fact that all filings and notices in connection with regulatory approvals have been made and all approvals are on track to be received in early third quarter of 2015, with certain approvals in Bermuda, Australia and the United Kingdom already having been obtained;

•	the requirement under Bermuda law that if the amalgamation is approved by shareholders, those who do not vote in favor of approval have the right to demand appraisal of their shares pursuant to Bermuda law; and

•	the lack of any financing requirement or condition to the amalgamation.

Price of the EXOR Proposal

•	In deciding not to pursue the EXOR Proposal, the PartnerRe board of directors considered in detail the price and non-price terms of the EXOR Proposal, and concluded that the EXOR Proposal’s price of $130.00 per common share, which PartnerRe understood was not subject to negotiation and would not be increased as a result of due diligence, significantly undervalued PartnerRe. The price of $130.00 per common share did not adequately compensate PartnerRe common shareholders for:

•	the strength of PartnerRe’s balance sheet;

•	the expected growth of tangible book value per share between December 31, 2014 and the closing of the transaction contemplated by the EXOR Proposal;

•	the robust earnings of PartnerRe for the first quarter of 2015;

•	any control premium;

•	the value of PartnerRe’s franchise; or

•	termination of their ongoing equity interest in PartnerRe.

•	The PartnerRe board of directors also considered the fact that in comparison with recent comparable transactions, the price of the EXOR Proposal resulted in substantially lower multiples of book and tangible values and premium over unaffected stock price.

•	Undervalues the PartnerRe business by comparison to the benefits of the amalgamation with AXIS.

Protracted Timing Associated with the EXOR Proposal

•	the fact that, in accordance with the terms of the amalgamation agreement, PartnerRe could not enter into the potential transaction contemplated by the EXOR Proposal, nor facilitate the EXOR Proposal (including providing assistance with regulatory filings) until after the termination of the amalgamation agreement with AXIS;

•	PartnerRe’s expectation that it could take up to four months from the date of engagement with EXOR to signing definitive transaction documents with EXOR, such timeline taking into account the negotiation of final terms with EXOR, completion of EXOR’s due diligence, preparation, finalization and mailing of the proxy statement to PartnerRe shareholders for the amalgamation with AXIS, compliance with the “last look” procedures under the amalgamation agreement with AXIS, changing the PartnerRe board of directors’ recommendation in favor of the EXOR Proposal, holding the shareholder vote on the amalgamation with AXIS and terminating the AXIS amalgamation agreement;

•	the expectation of PartnerRe management that from signing the transaction contemplated by the EXOR Proposal, it would take up to an additional 6 months to file and obtain necessary insurance regulatory approvals to close the transaction (assuming full cooperation of all parties relevant to the approval process);

•	the current transaction with AXIS is on track to close in the third quarter of 2015 whereas the EXOR Proposal would not close earlier than year-end, 2015 or the first quarter of 2016 which exposes PartnerRe and its shareholders to execution risk such as full exposure to the forthcoming hurricane season as well as other catastrophes. In that eventuality, EXOR would be incentivized to exploit conditions in the transaction or the financing to avoid closing the transaction;

•	the fact that the PartnerRe shareholders would not be compensated for any upside potential or earnings during the period from signing until closing of the transaction contemplated by the EXOR Proposal – under the EXOR Proposal PartnerRe shareholders will only be entitled to regular quarterly dividends not to exceed $0.70 per common share;

High Execution Risk Associated with the EXOR Proposal

In deciding not to pursue a transaction with EXOR on the terms of the EXOR Proposal, the PartnerRe board of directors, in consultation with PartnerRe management and legal and financial advisors, considered in detail the execution risks associated with the EXOR Proposal. These risks included, but were not limited to,:

•	the fact that the financing mandate letters EXOR provided to PartnerRe and its advisors contained significant uncertainties and ambiguities regarding the conditionality of the financing and that EXOR was unable to provide definitive financing documents. The EXOR Proposal required cash beyond the financing EXOR had proposed to raise and the EXOR Proposal did not include a commitment to escrow that cash to finance the transaction and not use it to meet competing cash requirements of EXOR’s other investments;

•	the EXOR Proposal did not include an absolute commitment that EXOR, its shareholders and lenders were willing to do everything necessary to obtain regulatory clearances (i.e. a so-called “hell or high water” commitment);

•	all buyer entities in the EXOR Proposal appeared to be shell entities or entities at a level in the EXOR corporate chain below where EXOR’s material assets are held:

•	under the EXOR Proposal, while the purchase price was guaranteed by EXOR, EXOR did not provide that it would be accountable for breach or default by such buyer entities; and

•	the EXOR Proposal did not include any comfort that EXOR and its controlling shareholders would be contractually committed to make the necessary regulatory filings and associated commitments;

•	the EXOR Proposal included a ratings downgrade condition, which would expose PartnerRe to the risk of adverse capital events and would impose a condition the satisfaction of which was impacted by the attributes of EXOR; although this condition is present in the AXIS transaction, the associated risks are less as both companies are similarly exposed to such event;

•	the EXOR Proposal did not include any comfort on how EXOR would plan to maintain PartnerRe’s ratings at least through closing and give rating agencies comfort that the financial strength of PartnerRe would be maintained, including as a result of the initial high leverage ratio that was expected as a result of EXOR’s financings and EXOR’s deleveraging plan which, if not successfully implemented, would expose PartnerRe to ratings risk;

•	were the EXOR transaction not to close for any reason, PartnerRe shareholders would bear risk of the termination fees of up to $285 million associated with the AXIS transaction, and the EXOR Proposal did not include a commitment to assume that risk;

•	the draft irrevocable binding offer provided as part of the EXOR Proposal contained contingencies that could lead to several circumstances in which there would be no assurance that the offer would be open for PartnerRe to accept following termination of the amalgamation agreement with AXIS;

•	the EXOR Proposal did not provide for a customary reverse termination fee to incentivize EXOR to obtain necessary regulatory approvals and to compensate PartnerRe in those circumstances;

•	the EXOR Proposal contemplated adopting deal protection provisions that would be appropriate and customary for a no-premium merger of equals but which would be unusual and inappropriate for an all cash acquisition:

•	PartnerRe would be prevented from undertaking a post-signing market check;

•	EXOR would have the right to force PartnerRe to take the transaction to a vote of PartnerRe shareholders even if PartnerRe board of directors changed its recommendation;

•	EXOR had proposed termination payments which, when aggregated, are well in excess of typical levels for a cash transaction; and

•	the EXOR Proposal included a “naked no vote” termination fee if PartnerRe shareholders failed to approve the EXOR transaction.

EXOR Offer

The PartnerRe board of directors considered in detail the price and non-price terms of the EXOR Offer and concluded that the EXOR Offer was not in the best interests of PartnerRe’s shareholders. In making this decision and electing to reaffirm its recommendation in favor of the amalgamation with AXIS, the PartnerRe board of directors concluded that:

•	the EXOR Offer’s price of $137.50 per common share, which EXOR subsequently confirmed it would not consider increasing, significantly undervalued PartnerRe for the reasons described under the heading “Price of the EXOR Proposal”;

•	the EXOR Offer failed to adequately compensate PartnerRe’s shareholders for the delay and associated risk inherent in any acquisition by EXOR, which would be expected to involve a significantly longer time period to closing compared to the AXIS transaction as described under the heading “Protracted Timing Associated with the EXOR Proposal”;

•	although the EXOR Offer addressed some of the execution risks identified during PartnerRe’s prior discussions with EXOR, including the removal of the ratings downgrade condition, the PartnerRe board of directors believed that the EXOR Offer continued to pose a high degree of execution risk for PartnerRe’s shareholders. In particular the PartnerRe board of directors took into consideration:

•	the fact that the EXOR Offer did not include an absolute commitment that EXOR, its shareholders and lenders were willing to do everything necessary to obtain regulatory clearances;

•	the fact that all buyer entities in the EXOR Proposal appeared to be shell entities or entities at a level in the EXOR corporate chain below where EXOR’s material assets are held:

•	under the EXOR Proposal, while the purchase price was guaranteed by EXOR, EXOR did not provide that it would be accountable for breach or default by such buyer entities; and

•	the EXOR Proposal did not include any comfort that EXOR and its controlling shareholders would be contractually committed to make the necessary regulatory filings and associated commitments;

•	the fact that were the EXOR transaction not to close for any reason, PartnerRe shareholders would bear risk of the termination fees of up to $315 million associated with the AXIS transaction, and the EXOR Proposal did not include a commitment to assume that risk;

•	the fact that the EXOR Offer did not provide for a customary reverse termination fee to incentivize EXOR to obtain necessary regulatory approvals and to compensate PartnerRe in those circumstances;

•	the EXOR Offer contemplated adopting deal protection provisions that the PartnerRe board of directors believed might be appropriate and customary for a no-premium merger of equals but which would be unacceptable for an all cash acquisition:

•	PartnerRe would be prevented from undertaking a post-signing market check;

•	EXOR would have the right to force PartnerRe to take the transaction to a vote of PartnerRe shareholders even if the PartnerRe board of directors changed its recommendation;

•	EXOR had proposed termination payments which, when aggregated, are well in excess of typical levels for a cash transaction; and

•	the EXOR Offer included a “naked no vote” termination fee if PartnerRe shareholders failed to approve the EXOR transaction.

Risk Considerations of the Amalgamation

In the course of its deliberations, the PartnerRe board of directors, in consultation with PartnerRe management and legal and financial advisors, also considered a variety of risks and other potentially negative factors relating to the amalgamation, including the following:

•	the risk that the potential benefits sought in the amalgamation, including anticipated synergies, might not be realized;

•	the possibility that the amalgamation might not be completed, or that the consummation might be delayed;

•	the risk that despite the efforts of the amalgamated company, key technical and management personnel might not remain employed by the amalgamated company;

•	the possible impact of PartnerRe’s distribution of a special pre-closing dividend of $11.50 per common share on the balance sheet of the amalgamated company;

•	the loss of PartnerRe’s Chief Executive Officer and the need for the PartnerRe board of directors to appoint an interim Chief Executive Officer for the period up to the closing of the transaction;

•	the risk of diverting management focus and resources from other strategic opportunities and operational matters while implementing the amalgamation;

•	the risk that either PartnerRe shareholders or AXIS shareholders may fail to adopt the amalgamation agreement and approve the transactions contemplated by the amalgamation agreement;

•	the potential negative effect of the pendency of the amalgamation on PartnerRe’s business and relationships with customers, vendors, business partners and employees, including the risk that key employees might not choose to remain employed with PartnerRe prior to the consummation of the amalgamation, regardless of whether or not the amalgamation is completed;

•	the fact that AXIS’ current loss reserve provisions may not be as expected;

•	the risk that governmental entities may oppose or refuse to approve the amalgamation or impose conditions on PartnerRe and/or AXIS prior to approving the amalgamation;

•	the specific terms of the amalgamation agreement, including:

•	the terms of the amalgamation agreement placing certain limitations on the ability of PartnerRe to initiate, solicit or take any action to knowingly facilitate or knowingly encourage any inquiries or requests for information by a third-party with respect to an acquisition proposal and to furnish non-public information to, or engage in discussions or negotiations with, a third-party interested in pursuing an alternative business combination transaction;

•	the fact that PartnerRe must pay AXIS a termination fee of $280 million and reimburse certain expenses incurred by AXIS in connection with the amalgamation (up to $35 million) if the amalgamation agreement is terminated under certain circumstances, or which may become payable following a termination of the amalgamation agreement in circumstances where no alternative transaction or superior proposal is ultimately consummated (which fee the PartnerRe board of directors determined was reasonable and customary);

•	that if PartnerRe’s shareholders vote against the proposal to adopt the amalgamation agreement, PartnerRe may be required to pay AXIS a termination fee of $55 million and reimburse certain expenses incurred by AXIS in connection with the amalgamation (up to $35 million) (which fee the PartnerRe board of directors determined was reasonable and customary);

•	the fact that PartnerRe is required to put the proposal to adopt the amalgamation agreement to a vote of its shareholders in all circumstances, including if the PartnerRe board of directors has changed its recommendation;

•	the fact that PartnerRe does not have the right under the terms of the amalgamation agreement to change its recommendation in circumstances not involving a superior proposal;

•	the restrictions on the conduct of PartnerRe’s business during the pendency of the amalgamation;

•	various other factors associated with the amalgamation and the businesses of PartnerRe and the amalgamated company described in the section titled “Risk Factors”;

•	the possibility that under the EXOR Proposal, EXOR has proposed that it would envision the PartnerRe management team staying in place and giving the management autonomy in running PartnerRe as a stand-alone enterprise, whereas under the amalgamation, not all members of PartnerRe management team will assume management roles at the amalgamated company; and

•	the fact that the EXOR Proposal would likely involve less impact on the PartnerRe employee base.

The PartnerRe board of directors concluded, however, that these negative factors could be managed or mitigated by PartnerRe or by the amalgamated company or were either unlikely to occur or unlikely to have a material impact on the amalgamation or the amalgamated company. Further, the PartnerRe board of directors considered each of the restrictions that the terms of the amalgamation agreement placed on PartnerRe’s business and its ability to seek or consummate an alternative business combination and concluded that these restrictions were reasonable and customary in a transaction of this nature. Overall, the PartnerRe board of directors concluded that the potentially negative factors associated with the amalgamation were outweighed by the potential benefits of the amalgamation.

The foregoing discussion of the factors considered by the PartnerRe board of directors is not intended to be exhaustive, but rather a summary of the material factors considered by the PartnerRe board of directors. In reaching its decision to approve and adopt the amalgamation agreement, including the amalgamation and other transactions contemplated by the amalgamation agreement, the PartnerRe board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The PartnerRe board of directors considered the various factors as a whole, including discussions with, and questioning of, PartnerRe management and PartnerRe’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The foregoing discussion of the information and factors considered by PartnerRe’s board of directors is forward-looking in nature. This information should be read in light of the factors described under the section titled “Forward-Looking Statements” included elsewhere in this joint proxy statement/prospectus.

AXIS’ Reasons for the Amalgamation and Recommendation of the AXIS Board of Directors

In deciding to approve the amalgamation agreement and to recommend approval of the amalgamation to AXIS’ shareholders, AXIS’ board of directors considered a number of factors. Based on its experience in, and understanding of, opportunities related to the reinsurance and insurance industries and based on the due diligence of PartnerRe conducted by AXIS’ management, AXIS’ board of directors believes combining AXIS and PartnerRe and leveraging their complementary strengths will deliver greater value to its stakeholders by significantly enhancing its scale, strategic flexibility, talent, capital, and operating efficiencies. With added scale, particularly in the reinsurance business, and stronger positioning across three major businesses of the amalgamated company, the amalgamation offers greater flexibility to optimize both growth and profitability. The amalgamated company’s reinsurance business will be positioned as a top five global property and casualty reinsurance franchise and a leading broker-based reinsurer. AXIS’ global specialty insurance business would benefit immediately from additional revenues and expanded geographic distribution, and with the backing of a much larger capital base, will have significant incremental ability to invest in growth. The amalgamated company’s global specialty insurance business will have in excess of $2.5 billion in premiums across a diversified array of product lines. Achievement of targeted returns in AXIS’ stand-alone Accident and Health initiative would be accelerated and strongly complemented by the life, accident and health business of PartnerRe as there is minimal overlap. The combined $1.5 billion life accident and health business would rank among the top 10 global life reinsurers and among the top three accident and health reinsurers in the United States. AXIS’ board of directors also considered that these better-positioned businesses would be harnessed to the significantly greater combined financial resources of AXIS and PartnerRe. The combination of AXIS and PartnerRe will produce one of the strongest balance sheets in the industry with approximately $13 billion in shareholders’ equity, greater than $14 billion in total capital, and approximately $31 billion in cash and invested assets. The new company is expected to be characterized by a strong ability to generate and deploy capital as a result of its combined earnings power (driven by enhanced market positioning, expense savings and other synergies), capital efficiencies made possible by the transaction and increased use of third party capital to leverage larger production capabilities.

For these foregoing reasons and the additional reasons set forth below, AXIS’ board of directors believed these benefits outweighed the risks associated with the amalgamation. In view of the number and wide variety of factors considered in connection with its evaluation of the amalgamation, AXIS’ board of directors did not attempt to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination, and individual directors may have given different weight to different information and factors. AXIS’ board of directors viewed its approval and recommendation of the amalgamation as being based on the totality of the information and factors presented to and considered by it. In reaching its decision, AXIS’ board of directors consulted with AXIS’ management with respect to strategic and operational matters. AXIS’ board of directors also consulted with its financial advisor, Goldman Sachs, with respect to the financial aspects of the transaction and AXIS’ legal advisors with respect to the amalgamation agreement and related issues. In the course of making the above determinations and recommendations, AXIS’ board of directors considered a number of factors weighing in favor of the amalgamation, each of which AXIS’ board of directors believes supported its decision, including the following:

Potential Benefits of the Amalgamated Company

•	AXIS’ board of directors’ belief, based on its analysis and understanding of AXIS’ (on a stand-alone basis) and the amalgamated company’s potential future business, operations, financial performance, financial condition, earnings and future prospects, that the amalgamated company will have:

•	a diversified and balanced business mix with significant product depth, including a top five global reinsurer, a $2.5 billion specialty insurance underwriting business and a highly successful and growing life, accident and health franchise with a strong global footprint;

•	enhanced ability to provide highly valued solutions for clients and partners through the combined expert knowledge of complex risks, greater access to various forms of capital and the ability to provide greater capacity;

•	a highly experienced management team that will be led by Albert Benchimol, who has significant knowledge of the businesses of both AXIS and PartnerRe, and will include key AXIS personnel in senior management positions;

•	underwriting teams with long-standing industry knowledge and relationships;

•	an experienced board of directors that will include seven directors designated by AXIS;

•	greater financial strength and flexibility;

•	total, pre-tax expense synergies are estimated to be at least $200 million, that are expected to be substantially realizable within 18 months from the closing date of the amalgamation, and approximately $25 million, or 50% of the expense savings that AXIS originally expected to obtain from AXIS’ own expense optimization efforts, are expected to still be realizable in addition to the $200 million of merger-related synergies; and

•	meaningful accretion to earnings and return on equity for shareholders;

•	AXIS’ board of directors’ belief, based on: (1) discussions with members of AXIS’ management concerning their interactions with PartnerRe during the due diligence process and negotiations related to the amalgamation, (2) AXIS’ analysis and understanding of PartnerRe’s approach to underwriting and (3) the experience of PartnerRe’s management team, that AXIS and PartnerRe have compatible cultures, which should help ease the process of integrating the two companies;

•	AXIS’ board of directors’ belief that the increased size and scope of the amalgamated company will not adversely impact or change AXIS’ strategy, philosophy or culture, stability in executive management, risk management culture and enterprise risk management framework;

•	consideration of other alternatives to the transaction available to AXIS, including remaining a stand-alone entity;

•	the amalgamated company would be much better positioned than each stand-alone company to consider and pursue future acquisitions;

•	the belief that the amalgamated company will benefit from strong financial strength ratings;

•	a more diversified pool of underwriting risk by product and geography (reducing volatility of earnings and cash flows and delivering more stable results under a wider range of market conditions);

•	an increased customer base and potential to attract new customers because of the amalgamated company’s greater scale, scope and reach;

•	the amalgamated company would have greater capital efficiency and enhanced ability to respond to competitive pressures, greater diversification opportunities, increased opportunity to compete profitably and to grow its business or return additional funds to shareholders;

The Amalgamation Consideration

•	the fact that the holders of AXIS’ common shares will own approximately 48.5% of the amalgamated company, on a fully diluted basis, after the transaction is completed, in line with AXIS’ relative contribution of tangible book value as well as other financial metrics;

•	the fact that the fixed exchange ratio of one common share of the amalgamated company for each AXIS common share and 2.18 common shares of the amalgamated company for each PartnerRe common share, and the other terms and conditions of the amalgamation agreement, including the termination provisions, resulted from extensive arm’s-length negotiations between AXIS and its advisors, on the one hand, and PartnerRe and its advisors, on the other hand;

•	the fact that at the time the amalgamation agreement was negotiated key common stock trading multiples of both AXIS and PartnerRe were approximately the same;

•

the fact that AXIS’ board of directors received an opinion from Goldman Sachs, that as of May 3, 2015, and based upon and subject to the factors and assumptions stated in such opinion, the AXIS exchange ratio pursuant to the amalgamation agreement (after taking into account the special dividend)

was fair, from a financial point of view, to the holders (other than PartnerRe and its affiliates) of AXIS common shares, as described in the section of this joint proxy statement/prospectus titled “—Opinion of AXIS’ Financial Advisor”;

•	the fact that, because AXIS’ shareholders will own common shares of the amalgamated company, AXIS shareholders will have a meaningful opportunity to participate in any appreciation in the amalgamated company’s share price;

Certain Provisions of the Amalgamation Agreement

•	the fact that the amalgamation agreement requires PartnerRe to use reasonable best efforts to obtain approvals from governmental entities that are required to complete the transaction;

•	the fact that the amalgamation agreement allows AXIS’ board of directors to modify or withdraw its recommendation of the amalgamation, provided that following such a modification or withdrawal PartnerRe may terminate the amalgamation agreement and receive a termination fee, as described in the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Termination of the Amalgamation Agreement”;

•	the fact that in certain circumstances, if the transaction is not consummated, AXIS will be entitled to receive a termination fee of up to $280 million and be reimbursed for certain expenses incurred by AXIS in connection with the amalgamation (up to $35 million), as described in the section of this joint proxy/prospectus titled “The Amalgamation Agreement—Termination of the Amalgamation Agreement”;

•	the fact that the non-solicitation provisions in the amalgamation agreement:

•	restrict, subject to certain exceptions, PartnerRe’s ability to respond to third party acquisition proposals;

•	restrict PartnerRe from terminating the amalgamation agreement to accept a superior proposal;

•	require PartnerRe to submit the transactions contemplated by the amalgamation agreement to a vote of its shareholders, all as described in the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Restrictions on Solicitation of Takeover Proposals by AXIS and PartnerRe”;

Likelihood of Consummating the Amalgamation

•	the fact that no external financing is required for the transaction;

•	AXIS’ board of directors’ belief that the conditions to closing as described in the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Conditions to the Amalgamation” are capable of being satisfied;

•	AXIS’ board of directors’ belief, based on advice from outside legal counsel, that the amalgamation is likely to receive necessary regulatory approvals in a relatively timely manner without resulting in a regulatory material adverse effect;

Certain Shareholder Safeguards

•	the fact that AXIS’ board of directors consulted with its legal counsel, Simpson Thacher and Conyers and its financial advisor, Goldman Sachs, in evaluating, negotiating, recommending and adopting the terms of the amalgamation agreement;

•	the fact that the transaction will only occur if it is approved by the AXIS shareholders at the AXIS special general meeting and the fact that if the amalgamation is approved those AXIS shareholders who do not vote in favor of the amalgamation proposal will have the right to demand appraisal of their AXIS shares pursuant to Bermuda law;

Additional Considerations

•	the historical and current prices of the AXIS common shares and the PartnerRe common shares;

•	the fact that the amalgamation would allow AXIS to meaningfully further its strategic objectives to increase capital and expand operations;

•	the fact that the amalgamation agreement permits AXIS to continue to declare and pay regular quarterly cash dividends similar to its current levels as well as a pro rata dividend in the quarter in which the transaction is completed;

•	the fact that the amalgamation will provide the amalgamated company with greater capital and resources in a market environment where there appears to be increasing consolidation in the insurance and reinsurance industries;

•	the fact that PartnerRe has a high quality balance sheet including a high-quality and highly liquid investment portfolio and strong reserves;

•	the fact that PartnerRe’s book of business is entirely reinsurance—a business that AXIS understands well—and does not contain direct insurance or other business lines;

•	the satisfactory results of AXIS’ management’s due diligence review of PartnerRe’s business, results of operations, financial condition, earnings and return to shareholders;

•	the recommendation of AXIS’ senior management in favor of the amalgamation;

•	the expectation that the amalgamation would be treated as a tax-free reorganization with respect to holders of AXIS common shares, for U.S. federal income tax purposes;

•	the fact that there will be ongoing representation of certain independent directors of AXIS on the amalgamated company’s board of directors, and the fact that AXIS’ senior management, including its Chief Executive Officer, will play a meaningful role in the management of the amalgamated company coupled with the experience and expertise of PartnerRe’s employees.

In addition to the foregoing reasons, in deciding to approve the draft amendment and to recommend to the AXIS shareholders that they adopt the amalgamation agreement (as amended by the draft amendment), the AXIS board of directors considered a number of factors, including:

•	the belief that, if PartnerRe were to declare and pay the special dividend, there would be increased support from shareholders of PartnerRe for the amalgamation;

•	the fact that the special dividend would not materially impact the long-term financial and strategic benefits that would accrue to the benefit of the AXIS shareholders from the amalgamation;

•	the fact that integration planning prior to the date of the draft amendment and AXIS’ and PartnerRe’s renewal results through April 1, 2015 had indicated the amalgamation would result in materially fewer dissynergies than were estimated at the initial signing of the amalgamation agreement;

•	the fact that the special dividend would be paid from surplus capital on the balance sheet of PartnerRe;

•	the fact that the special dividend would result in de minimis book value dilution and low tangible book value dilution for AXIS shareholders;

•	the continued expectations regarding significant operating and capital synergies resulting from the amalgamation;

•	the positive feedback received from rating agencies following the announcement of the amalgamation amendment giving effect to the special dividend that AXIS would maintain its ratings profile;

•	the fact that management teams of PartnerRe and AXIS have made substantial progress on integration planning, with phase 1 integration planning already complete;

•	the fact that all filings and notices in connection with regulatory approvals have been made and all approvals are on track to be received in early third quarter of 2015, with certain approvals in Bermuda, Australia and the United Kingdom already having been obtained.

Risk Considerations

AXIS’ board of directors considered the potential risks in making its determination and recommendation, including the following:

•	AXIS’ board of directors’ consideration, based on AXIS’ due diligence in connection with the amalgamation, of the potential risks related to the impact of the amalgamation on the amalgamated company, including the effect of the amalgamation on change in control provisions under AXIS and PartnerRe’s reinsurance and insurance agreements, the risks associated with pending litigation and claims, the impact of goodwill expenses, the challenges of harmonizing employee compensation and benefit plans and other commitments and contingencies and the fact that the amalgamation will cause acceleration of vesting with respect to certain of PartnerRe’s equity incentive plans as well as potentially give rise to certain change of control payments under certain of PartnerRe’s employee benefit arrangements as described in “—Interests of PartnerRe Directors and Executive Officers in the Amalgamation”;

•	the effect of the public announcement of the amalgamation on AXIS’ share price if AXIS shareholders do not view the amalgamation positively;

•	the risk that PartnerRe’s current loss reserve provisions may not be sufficient;

•	the existing and expected industry trends in the reinsurance industry, including the effects of ongoing consolidation in the reinsurance industry and increasingly competitive pricing among reinsurers;

•	the potential disruption to AXIS’ business that could result from the announcement of the amalgamation, including relationships with customers, vendors and business partners, the diversion of management and employee attention and employee attrition;

•	the possibility that the amalgamation might not be completed and the risks and costs to AXIS if the amalgamation is not completed, including the potential effect of the resulting public announcement of termination of the amalgamation agreement on, among other things, the market price for AXIS common shares, its operating results, its ability to attract and retain key personnel and agents and its ability to complete an alternative transaction. The amalgamation might not be completed, or might be unduly delayed, due to:

•	difficulties in obtaining the requisite shareholder approvals;

•	difficulties in obtaining requisite regulatory approvals or regulatory authorities’ withholding consent or seeking to block the amalgamation;

•	the possibility that one or more of either AXIS’ or PartnerRe’s Bermuda insurance subsidiaries will not have a Financial Strength Rating of at least “A-” from A.M. Best;

•	the occurrence of a material adverse effect on either company’s business;

•	the fact that, subject to compliance with certain obligations under the amalgamation agreement, PartnerRe’s board of directors may modify or withdraw its recommendation of the amalgamation, provided that following such a change AXIS may terminate the amalgamation agreement and receive a termination fee, as described in “The Amalgamation Agreement—Termination of the Amalgamation Agreement”;

•	the fact that the non-solicitation provisions in the amalgamation agreement:

•	restrict AXIS from soliciting, considering or responding to third party acquisition proposals;

•	restrict, subject to certain exceptions, AXIS’ ability to respond to third-party acquisition proposals;

•	restrict AXIS from terminating the amalgamation agreement to accept a superior proposal;

•	the fact that AXIS does not have the right under the terms of the amalgamation agreement to change its recommendation in circumstances not involving a superior proposal;

•	require AXIS to submit the transactions contemplated by the amalgamation agreement to a vote of its shareholders, all as described in “The Amalgamation Agreement—Restrictions on Solicitation of Takeover Proposals by AXIS and PartnerRe”;

•	the fact that AXIS may be required to pay PartnerRe the termination fee of $280 million if AXIS’ board of directors modifies or withdraws its recommendation or, in certain instances, if AXIS enters into or consummates a transaction with a third party, as described in “The Amalgamation Agreement—Termination of the Amalgamation Agreement” impacting AXIS’ ability to complete an alternative transaction;

•	the fact that AXIS may be required to pay PartnerRe the no approval fee of up to $55 million if AXIS’ shareholders fail to approve the amalgamation (and up to an aggregate of $280 million if AXIS enters into or consummates another transaction within twelve months of a termination related thereto), as described in “The Amalgamation Agreement—Termination of the Amalgamation Agreement—Effects of Termination; Remedies”;

•	the fact that in the event that it is required to pay the termination fee or the no approval fee AXIS will also be required to reimburse PartnerRe for its out-of-pocket fees, costs, obligations owed to third parties and expenses incurred in connection with the amalgamation, up to a maximum of $35 million as described in “The Amalgamation Agreement Termination of the Amalgamation Agreement”;

•	the possibility that the AXIS shareholders or the PartnerRe shareholders may not react favorably to the amalgamation, and the execution risk and additional costs that would be required to complete the amalgamation as a result of any legal actions or appraisal actions brought by the AXIS shareholders or the PartnerRe shareholders;

•	the fact that certain directors and officers of AXIS have interests in the amalgamation that are different from, or in addition to, those of AXIS’ shareholders generally, as described in “—Interests of AXIS Directors and Executive Officers in the Amalgamation”;

•	the fact that the amalgamation agreement contains restrictions on the conduct of AXIS’ business prior to the closing, requiring AXIS to conduct its business in the ordinary course, subject to additional specific limitations, which may delay or prevent AXIS from undertaking business opportunities that may arise pending consummation of the amalgamation;

•	the challenges of combining AXIS’ business with PartnerRe’s, including risk management, accounting and other challenges, and the risk of diverting management focus and resources for an extended period of time to accomplish this combination;

•	the risk that despite the efforts of the amalgamated company, key personnel might not remain employed by the amalgamated company;

•	the possibility that, if the amalgamation takes longer to complete than anticipated, the amalgamated company may not be able to fully integrate AXIS’ and PartnerRe’s operations as quickly as expected or at all;

•	the possibility that the benefits of the transaction to AXIS may be significantly less than anticipated;

•	the transaction costs that have been and will be incurred in connection with the amalgamation;

•	until the closing, PartnerRe will operate in accordance with its own distinct business practices. As a result, PartnerRe may assume risks or make decisions that, while consistent with its own past practice, may not be the same as AXIS’ approach to its business. While the specifically negotiated contractual provisions requiring that PartnerRe operate its business during the interim period in the ordinary course of business consistent with past practices mitigates AXIS’ exposure to some degree, these risks are not eliminated and will only become more acute the more prolonged the delay in closing; and

•	the risks described in this joint proxy statement/prospectus under “Risk Factors.”

Certain PartnerRe Prospective Financial Information

PartnerRe management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability inherent in its businesses. However, PartnerRe provided, among other information, certain financial projections prepared by PartnerRe management to AXIS and Credit Suisse, the financial advisor to the PartnerRe board of directors, in connection with the initial evaluation of the amalgamation (the “standalone projections”). PartnerRe management also worked with AXIS’ management to prepare an estimate of possible expense and other synergy savings that could arise as a result of the amalgamation (the “estimated synergies”). In addition, in connection with the evaluation of the Amendment Agreement and the EXOR Proposal, PartnerRe provided to Credit Suisse, among other information, certain projected financial information for the amalgamated company (the “amalgamated company projections”, together with the standalone projections, the “financial projections”) and Credit Suisse discussed with Goldman Sachs, the financial advisor to AXIS, certain of the assumptions underlying such projections. The financial projections and the estimated synergies were not developed for the purposes of providing earnings guidance.

The financial projections each represent only one scenario in a wide range of potential outcomes. While presented with numeric specificity, the financial projections and the estimated synergies reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to PartnerRe’s business, all of which are inherently uncertain and difficult to predict and many of which are beyond PartnerRe’s control. These financial projections and estimated synergies are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. These financial projections and estimated synergies may also be affected by PartnerRe’s and, in the case of the amalgamated company projections, the amalgamated company’s ability to achieve strategic goals, objectives and targets over the applicable periods. As such, these financial projections and estimated synergies constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the sections of this joint proxy statement/prospectus titled “Forward-Looking Statements,” “Risk Factors” and “Where You Can Find More Information—PartnerRe Filings” and in PartnerRe’s Form 10-K for the fiscal year ended December 31, 2014 and the other reports filed by PartnerRe with the SEC. PartnerRe and AXIS shareholders should read such sections of this joint proxy statement/prospectus and such reports filed with the SEC for additional information regarding the risks inherent in forward-looking information such as the financial projections and estimated synergies. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The financial projections were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in view of PartnerRe’s management, were prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial projections or estimated synergies. Neither PartnerRe’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections or estimated synergies included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections or estimated synergies. Furthermore, the financial projections and estimated synergies do not take into account any circumstances or events occurring after the date they were prepared.

Deloitte Ltd. reports incorporated by reference into this joint proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so. Certain of the financial projections and estimated synergies set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the financial projections or estimated synergies may not be comparable to similarly titled amounts used by other companies or persons.

Other than with respect to the amalgamated company projections, the information about the financial projections set forth below do not give effect to the amalgamation and none of the financial projections take into account the effect of any failure of the amalgamation to be consummated.

You are strongly cautioned not to place undue reliance on the financial projections or estimated synergies set forth below. The inclusion of the financial projections and estimated synergies in this joint proxy statement/prospectus should not be regarded as an indication that any of PartnerRe, AXIS or their affiliates, advisors or representatives considered or consider the financial projections or estimated synergies to be predictive of actual future events, and the financial projections and estimated synergies should not be relied upon as such. None of PartnerRe, AXIS or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not materially differ from the financial projections and estimated synergies, and none of them undertakes any obligation to update or otherwise revise or reconcile the financial projections or estimated synergies to reflect circumstances existing after the date such financial projections or estimated synergies were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial projections or estimated synergies are shown to be in error. None of PartnerRe, AXIS or their respective affiliates, advisors or representatives makes any representation to any other person regarding the financial projections or estimated synergies. The financial projections and estimated synergies are not being included in this joint proxy statement/prospectus to influence a shareholder’s decision regarding how to vote on any given proposal, but because the financial projections and estimated synergies were provided to AXIS and Credit Suisse. These financial projections are for illustration purposes and should not be considered an indication of what PartnerRe or the amalgamated company may do in the future.

Standalone Projections

These standalone projections for PartnerRe are as of January 25, 2015, the date of the amalgamation agreement.

	Fiscal year ending December 31,
	($in millions)
	2015E	2016E	2017E
Net premiums written	$5,623	$5,623	$5,623
Combined ratio, including life	93.3%	94.9%	95.4%
Operating earnings attributed to PartnerRe common shareholders	$572	$508	$479
Common shareholders’ equity attributable to PartnerRe	$5,865	$5,913	$5,962

Common shareholders’ equity attributable to PartnerRe reflected above was based on projected year end 2014 information; actual year end 2014 common shareholders’ equity attributable to PartnerRe was $195 million higher. In addition to the qualifications set out above, the standalone projections developed by PartnerRe reflect:

•	non-life loss reserve development assumptions in consideration of actual reported experience in recent years;

•	capital management assumptions, including the payment of dividends to common shareholders and common share repurchases, consistent with management’s assumptions regarding capital levels desired to support the projected business;

•	mark-to-market investment losses in 2015 totalling $149 million, after-tax reflecting the expectation of higher interest rates and equity markets.

Estimated Synergies

PartnerRe management worked with AXIS management to estimate possible expense synergy savings resulting from the amalgamation. Total pre-tax expense synergies are estimated to be $200 million, at a minimum, and are expected to be substantially realizable within 18 months from the transaction closing date. The methods used to determine the estimated synergies were not sufficient to more precisely estimate periods in which expense synergy savings might be realized. The expense synergy estimate primarily results from estimated expense redundancies in personnel, facilities and information systems, with the most significant amounts derived from expected expense redundancies in reinsurance and holding company operations.

Amalgamated Company Projections

The amalgamated company projections were prepared as of May 3, 2015 and were developed by combining the standalone projections of each of PartnerRe and AXIS and making the following adjustments:

•	common shareholders’ equity attributable to PartnerRe was increased in each year by $195 million to reflect the actual year end 2014 calculations.

In addition to the adjustments set out above, the amalgamated company projections developed by PartnerRe reflected:

•	an anticipated closing date for the amalgamation of September 30, 2015;

•	a onetime special cash dividend of $11.50 per PartnerRe common share to PartnerRe common shareholders of record immediately prior to the effective time;

•	combined run-rate pre-tax operating synergies of $200 million, phased 50% in 2016 and 100% in 2017;

•	pre-tax restructuring charge of $225 million, incurred 80% in Q4 2015 and 20% in 2016;

•	revenue dis-synergies based on a loss of $500 million of earned premiums in 2016 and $0 of earned premiums in 2017, assuming an 8% technical margin;

•	share repurchases suspended by PartnerRe and AXIS between announcement and closing of the amalgamation, with associated capital accumulated used to fund share repurchases over the 24 months beginning January 1, 2016; and

•	purchase accounting adjustments as contemplated by the pro-formas as of December 31, 2014 that were filed with the SEC with the original S-4.

Certain AXIS Prospective Financial Information

AXIS management does not as a matter of course make public projections as to future performance or earnings due to the significant unpredictability inherent in its businesses. However, AXIS provided, among other information, certain financial projections prepared by AXIS management to PartnerRe in connection with its evaluation of the amalgamation and to Goldman Sachs, the financial advisor to the AXIS board of directors. In addition, AXIS management worked with PartnerRe’s management to prepare an estimate of possible expense synergy savings that could arise as a result of the amalgamation. The financial projections and the estimated synergies were not developed for the purposes of providing earnings guidance.

The financial projections reflect numerous judgments, estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to AXIS’ business, all of which are difficult to predict and many of which are beyond the control of AXIS. The financial projections are subjective in many respects and are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including the various risks set forth in AXIS’ periodic reports and in the section of this joint proxy statement/prospectus titled “Risk Factors.” See also the section of this joint proxy statement/prospectus titled “Forward-Looking Statements.” There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The projections cannot be considered a reliable predictor of future results and should not be relied upon as such. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the proposed amalgamation. The financial projections do not take into account the effect of any failure to occur of the proposed amalgamation and should not be viewed as accurate or continuing in that context.

The financial projections were prepared solely for use in connection with evaluating the potential amalgamation and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in view of AXIS’ management, was prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither AXIS’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the financial projections herein is not deemed an admission or representation by AXIS that they are viewed by AXIS as material information of AXIS or the amalgamated company. These projections are not included in this joint proxy statement/prospectus in order to induce any holder of AXIS shares to vote to approve and adopt the amalgamation agreement, or the statutory amalgamation agreement and the amalgamation. AXIS does not intend to update or otherwise revise these projections to reflect circumstances existing since their preparation, to reflect the occurrence of unanticipated events even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

Certain Projected Financial Information for AXIS. In addition to the foregoing qualifications, the following financial projections developed by AXIS reflect capital management assumptions (including possible dividends and share repurchases) throughout the projection period, which include certain judgments by management in how they operate the business. These projections are for illustration purposes and should not be considered an indication of what AXIS may do in the future. These projections were prepared as of January 25, 2015, the date of the amalgamation agreement.

	Fiscal year ending December 31,
	2015E	2016E	2017E
	($ in millions)
Net premiums written	$3,994	$4,074	$4,156
Combined ratio	94.3%	94.6%	94.1%
Net income available to common shareholders	$425	$451	$513
Common shareholders’ equity	$5,200	$5,207	$5,215

AXIS’ management worked with PartnerRe’s management to estimate the synergies that would result from the amalgamation. The total, pre-tax expense synergies are estimated to be at least $200 million, and are expected to be substantially realizable within 18 months from the closing date of the amalgamation. This estimate of expense synergies primarily results from estimated expense redundancies in personnel, facilities and information systems, particularly in reinsurance and holding company operations. In addition, approximately $25 million, or 50% of the expense savings that AXIS originally expected to obtain from AXIS’ own expense optimization efforts, is expected to still be realizable in addition to the $200 million of merger-related synergies.

Opinion of PartnerRe’s Financial Advisor

PartnerRe retained Credit Suisse to act as its financial advisor in connection with the amalgamation. In connection with Credit Suisse’s engagement, the PartnerRe board of directors requested that Credit Suisse evaluate the fairness, from a financial point of view, to the holders of PartnerRe common shares of the PartnerRe exchange ratio provided for in the amalgamation. On January 25, 2015, at a meeting of the PartnerRe board of directors held to evaluate the proposed amalgamation, Credit Suisse rendered to the PartnerRe board of directors an oral opinion, confirmed by delivery of a written opinion dated January 25, 2015, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken, the PartnerRe exchange ratio provided for in the amalgamation was fair, from a financial point of view, to holders of PartnerRe common shares.

The full text of Credit Suisse’s written opinion, dated January 25, 2015, to the PartnerRe board of directors, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse in connection with such opinion, is attached to this joint proxy statement/prospectus as Annex B and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The description of Credit Suisse’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the PartnerRe board of directors (in its capacity as such) for its information in connection with its evaluation of the PartnerRe exchange ratio from a financial point of view to holders of PartnerRe common shares and did not address any other aspect of the amalgamation, including the relative merits of the amalgamation as compared to alternative transactions or strategies that might be available to PartnerRe or the underlying business decision of PartnerRe to proceed with the amalgamation. Credit Suisse’s opinion does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the amalgamation or otherwise.

In arriving at its opinion, Credit Suisse reviewed a draft dated January 25, 2015 of the amalgamation agreement, certain related agreements and certain business and financial information relating to PartnerRe and AXIS. Credit Suisse also reviewed certain other information relating to PartnerRe and AXIS, including certain financial forecasts relating to PartnerRe and AXIS through 2017, prepared by and provided to or discussed with Credit Suisse by PartnerRe and AXIS and met with the management of PartnerRe and AXIS to discuss the business and prospects of PartnerRe and AXIS. See the section titled “—Certain PartnerRe Prospective Financial Information” above. Credit Suisse also considered certain financial and stock market data of PartnerRe and AXIS, and compared that data with similar data for other publicly held companies in businesses it deemed similar to those of PartnerRe and AXIS and Credit Suisse considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that have been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information, and Credit Suisse assumed and relied upon such information being complete and accurate in all respects. With respect to the financial forecasts for PartnerRe and AXIS that Credit Suisse used and relied upon for purposes of its analyses and opinion, management of PartnerRe advised Credit Suisse, and Credit Suisse assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of PartnerRe and AXIS as to the future financial performance of PartnerRe and AXIS. Credit Suisse assumed, with PartnerRe’s consent, that the amalgamation would be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse also assumed, with PartnerRe’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the amalgamation, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on PartnerRe, AXIS or any respective subsidiary or the contemplated benefits of the amalgamation and that the amalgamation would be consummated in accordance with the terms of the amalgamation agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal (including any actuarial appraisal) of the assets or liabilities (contingent or otherwise) of PartnerRe or AXIS, nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse are not legal, tax, regulatory or actuarial advisors. Credit Suisse are financial advisors only and relied upon, without independent verification, the assessment of PartnerRe and its legal, tax, regulatory and actuarial advisors with respect to legal, tax, regulatory and actuarial matters.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of PartnerRe common shares of the PartnerRe exchange ratio and did not address any other aspect or implication of the amalgamation or any other agreement, arrangement or understanding entered into in connection with the amalgamation or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the amalgamation, or class of such persons, relative to the PartnerRe exchange ratio or otherwise. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee. Credit Suisse has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse did not express any opinion as to what the value of the PartnerRe AXIS Capital Limited common shares actually would be when issued to the holders of PartnerRe common shares pursuant to the amalgamation or the prices at which the PartnerRe AXIS Capital Limited common shares would trade at any time. Credit Suisse did not address the relative merits of the amalgamation as compared to alternative transactions or strategies that might be available to PartnerRe, nor did it address the underlying business decision of PartnerRe to proceed with the amalgamation.

In preparing its opinion to the PartnerRe board of directors, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond PartnerRe’s and AXIS’ control. No company, business or transaction used for comparative purposes in Credit Suisse’s analyses is identical to PartnerRe, AXIS or the amalgamation, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the amalgamation, which exchange ratio was determined through negotiations between PartnerRe and AXIS, and the decision to enter into the amalgamation agreement was solely that of the PartnerRe board of directors. Credit

Suisse’s opinion and financial analyses were only one of many factors considered by the PartnerRe board of directors in its evaluation of the amalgamation and should not be viewed as determinative of the views of the PartnerRe board of directors or management with respect to the amalgamation and related transactions or the PartnerRe exchange ratio.

The following is a summary of the material financial analyses reviewed with the PartnerRe board of directors on January 25, 2015 in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses.

Selected Companies Analyses. Credit Suisse performed separate selected companies analyses of PartnerRe and AXIS.

PartnerRe. In performing a selected public companies analysis of PartnerRe, Credit Suisse reviewed financial and stock market information of PartnerRe and the following five selected publicly traded companies, which Credit Suisse in its professional judgment considered generally relevant for comparative purposes as publicly traded property and casualty insurance and reinsurance companies with at least 50% of premiums sourced from reinsurance, which five companies collectively are referred to as the PartnerRe selected companies:

•	Alleghany Corporation

•	Endurance Specialty Holdings Ltd.

•	Everest Re Group, Ltd.

•	RenaissanceRe Holdings Ltd.

•	Validus Holdings Ltd.

Platinum Underwriters Holdings, Ltd. and Montpelier Re Holdings Ltd. were both considered, but ultimately excluded from the selected sets of comparable companies for both PartnerRe and AXIS due to the likelihood that their market valuations were being influenced by current market events. Platinum announced on November 24, 2014 that it had entered into a definitive merger agreement with RenaissanceRe under which RenaissanceRe will acquire Platinum, and Montpelier is publicly rumored to be engaged in a sale process after an internet website published speculation to that effect on December 11, 2014. Montpelier’s share price increased approximately 6.11% from December 10 to December 11, 2014.

Credit Suisse reviewed, among other things, per share stock prices as multiples of calendar years 2015 and 2016 estimated earnings per share, referred to as EPS, book value per share and tangible book value per share. The overall low to high calendar year 2015 and calendar year 2016 estimated EPS multiples observed for the selected companies were 8.4x to 16.4x (with a mean of 11.1x and a median of 10.2x) and 8.1x to 15.7x (with a mean of 10.5x and a median of 9.4x), respectively. Credit Suisse noted that calendar year 2015 and calendar year 2016 estimated EPS multiples observed for PartnerRe were 11.9x and 12.0x, respectively, based on research analysts’ publicly available estimates. Credit Suisse then applied selected ranges of EPS multiples of 10.0x to 12.0x derived by Credit Suisse from the selected companies to corresponding data of PartnerRe based on management estimates for 2015 and 2016 earnings, and also based on Institutional Brokers’ Estimate System, or I/B/E/S, estimates for 2015. The results of this analysis are set forth below.

The overall low to high book value per share and tangible book value per share multiples observed for the selected companies were 1.00x to 1.16x (with a mean of 1.07x and a median of 1.05x) and 1.03x to 1.16x (with a mean of 1.09x and a median of 1.09x), respectively. Credit Suisse noted that book value per share and tangible book value per share multiples observed for PartnerRe were 0.94x and 1.03x, respectively. Credit Suisse then applied selected ranges of book value per share and tangible book value per share multiples of 0.95x to 1.05x and 1.00x to 1.10x, respectively, derived by Credit Suisse from the selected companies to corresponding book value and tangible book value data of PartnerRe as of September 30, 2014. The results of this analysis are set forth below.

Financial data of the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Financial data of PartnerRe was based on publicly available research analysts’ estimates and internal estimates of PartnerRe’s management. See the section titled “—Certain PartnerRe Prospective Financial Information” above. The foregoing analyses indicated the following approximate implied per share value reference range for PartnerRe:

Implied Valuation Per Share Based on:

EPS (2015E I/B/E/S)	EPS (2015E management estimates)	EPS (2016E management estimates)	Price / Book Value	Price / Tangible Book Value
$97.21-116.65	$120.41-144.50	$113.22-135.86	$115.85-128.05	$110.75-121.83

AXIS. In performing a selected public companies analysis of AXIS, Credit Suisse reviewed financial and stock market information of AXIS and the following ten selected publicly traded companies which Credit Suisse in its professional judgment considered generally relevant for comparative purposes as publicly traded property and casualty insurance and reinsurance companies with at least 20% of premiums sourced from reinsurance, which ten companies collectively are referred to as the AXIS selected companies:

•	Alleghany Corporation

•	Allied World Assurance Company Limited

•	Arch Capital Group Ltd.

•	Aspen Insurance Holdings Limited

•	Endurance Specialty Holdings Ltd.

•	Everest Re Group, Ltd.

•	Markel Corporation

•	RenaissanceRe Holdings Ltd.

•	Validus Holdings Ltd.

•	XL Group plc

Credit Suisse reviewed, among other things, per share stock prices as multiples of calendar years 2015 and 2016 estimated earnings per share, book value per share and tangible book value per share. The overall low to high calendar year 2015 and calendar year 2016 estimated EPS multiples observed for the selected companies were 8.4x to 31.6x (with a mean of 13.8x and a median of 11.3x) and 8.1x to 29.0x (with a mean of 13.0x and a median of 10.4x), respectively. Credit Suisse noted that calendar year 2015 and calendar year 2016 estimated EPS multiples observed for AXIS were 10.7x and 10.4x, respectively, based on research analysts’ publicly available estimates. Credit Suisse then applied selected ranges of EPS multiples of 10.0x to 12.0x derived by Credit Suisse from the selected companies to corresponding data of AXIS based on management estimates and I/B/E/S estimates for 2015, and 9.0x to 11.0x derived from the selected companies to corresponding data of AXIS based on management estimates for 2016. The results of this analysis are set forth below.

The overall low to high book value per share and tangible book value per share multiples observed for the selected companies were 0.96x to 1.42x (with a mean of 1.10x and a median of 1.04x) and 0.97x to 1.81x (with a mean of 1.18x and a median of 1.10x), respectively. Credit Suisse noted that book value per share and tangible book value per share multiples observed for AXIS were 0.99x and 1.01x, respectively. Credit Suisse then applied selected ranges of book value per share and tangible book value per share multiples of 0.95x to 1.10x and 1.00x to 1.15x, respectively, derived by Credit Suisse from the selected companies to corresponding book value and tangible book value data of AXIS as of September 30, 2014. The results of this analysis are set forth below.

Financial data of the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Financial data of AXIS was based on publicly available research analysts’ estimates and internal estimates of AXIS’ management. The foregoing analyses indicated the following approximate implied per share value reference range for AXIS:

Implied Valuation Per Share Based on:

EPS (2015E I/ B/E/S)	EPS (2015E management estimates)	EPS (2016E management estimates)	Price / Book Value	Price / Tangible Book Value
$46.01-55.21	$42.67-51.20	$43.29-52.91	$47.39-54.87	$49.02-56.37

Based on implied per share equity value reference ranges for PartnerRe and AXIS calculated as described above, Credit Suisse calculated the following implied PartnerRe exchange ratio reference range, as compared to the PartnerRe exchange ratio provided for in the amalgamation:

Implied PartnerRe Exchange Ratio References Range Based on:

EPS (2015E I/B/E/S)	EPS (2015E management estimates)	EPS (2016E management estimates)	Price / Book Value	Price / Tangible Book Value	PartnerRe Exchange Ratio
1.7607x-2.5354x	2.3516x-3.3863x	2.1398x-3.1383x	2.1115x-2.7022x	1.9646x-2.4852x	2.18x

Dividend Discount Analyses. Credit Suisse performed separate dividend discount analyses of PartnerRe and AXIS.

PartnerRe. In performing a dividend discount analysis of PartnerRe, Credit Suisse calculated the estimated present value of distributable cash flow that PartnerRe was forecasted to generate during calendar years ending December 31, 2015 through December 31, 2017 based upon publicly available financial forecasts relating to PartnerRe and certain other forecasts with respect to earnings per share long-term growth rate and certain other forecasts with respect to tangible assets. Credit Suisse then calculated terminal value ranges for PartnerRe by applying a range of terminal value multiples of 1.00x to 1.10x to PartnerRe’s calendar year ending December 31, 2017 estimated tangible book value, which range of multiples was selected based on the PartnerRe selected companies. The distributable cash flows and terminal values were then discounted to present values using discount rates ranging from 6.0% to 7.0%, which range of discount rates was selected based on a cost of equity analysis using the PartnerRe selected companies. The resulting analysis indicated an approximate implied per share value reference range for PartnerRe of $120.95 to $133.22.

AXIS. In performing a dividend discount analysis of AXIS, Credit Suisse calculated the estimated present value of distributable cash flow that AXIS was forecasted to generate during calendar years ending December 31, 2015 through December 31, 2017 based upon publicly available financial forecasts relating to AXIS and certain other forecasts with respect to earnings per share long-term growth rate and certain other forecasts with respect to tangible assets. Credit Suisse then calculated terminal value ranges for AXIS by applying a range of terminal value multiples of 1.00x to 1.15x to AXIS’ calendar year ending December 31, 2017 estimated tangible book value, which range of multiples was selected based on the AXIS selected companies. The distributable cash flows and terminal values were then discounted to present values using discount rates ranging from 6.0% to 7.0%, which range of discount rates was selected based on a cost of equity analysis using the AXIS selected companies. The resulting analysis indicated an approximate implied per share value reference range for AXIS of $53.26 to $60.90.

Based on implied per share equity value reference ranges for PartnerRe and AXIS calculated as described above, Credit Suisse calculated the following implied exchange ratio reference range, as compared to the PartnerRe exchange ratio provided for in the amalgamation:

Implied Exchange Ratio References Range:	PartnerRe Exchange Ratio:
1.9860x - 2.5013x	2.18x

Other Factors.

Credit Suisse also noted for the board of directors of PartnerRe certain additional factors that were not considered in its financial analysis with respect to its opinion but that were referenced for informational purposes.

Specifically, Credit Suisse reviewed the closing trading price of each of PartnerRe and AXIS on January 23, 2015 of $114.14 and $49.33, respectively, and observed an implied PartnerRe exchange ratio of 2.3138x.

Credit Suisse also reviewed with the board of directors of PartnerRe the 52-week trading low and trading high ranges of each of PartnerRe and AXIS of $94.50 to $118.47 and $41.82 to $52.21, respectively, and observed a range of implied PartnerRe exchange ratios of 1.8100x to 2.8329x. Finally, Credit Suisse also reviewed with the board of directors of PartnerRe research analyst price target ranges for the share prices of PartnerRe and AXIS of $108.00 to $133.00 and $41.82 to $56.00, respectively, which implied a range of PartnerRe exchange ratios of 1.9286x to 3.1803x.

Miscellaneous.

PartnerRe selected Credit Suisse to act as its financial advisor in connection with the amalgamation based on Credit Suisse’s qualifications, experience, reputation and familiarity with PartnerRe and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Pursuant to a general engagement letter originally entered into in December 2011, which was subsequently supplemented in May 2014 in connection with services provided by Credit Suisse in connection with PartnerRe’s consideration of a potential transaction in 2014, and then further amended in connection with services provided in relation to the amalgamation, PartnerRe has agreed to pay Credit Suisse for its financial advisor services to PartnerRe in connection with these engagements an aggregate fee of $28.0 million for its services, $750,000 of which has already been paid, a further portion of which was payable upon delivery of Credit Suisse’s opinion and approximately $25.5 million of which is contingent upon consummation of the amalgamation. PartnerRe also may, in its sole discretion, pay to Credit Suisse an additional fee of up to $2.0 million. In addition, PartnerRe has agreed to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to Credit Suisse’s engagement.

Credit Suisse and its affiliates have in the past provided investment banking and other financial services to PartnerRe and its affiliates for which Credit Suisse and its affiliates have received and would expect to receive compensation. Such services include acting as joint book running manager in connection with PartnerRe’s issuance of 5.875% Series F Non-Cumulative Redeemable Preferred Shares in February 2013 and providing ongoing strategic advice to PartnerRe. Credit Suisse and its affiliates also have in the past provided investment banking and other financial services to AXIS and its affiliates, including having acted as co-manager in March 2014 in connection with AXIS’ subsidiary’s, AXIS Specialty Finance PLC, $250 million offering of 2.65% senior notes due April 1, 2019 and $250 million offering of 5.15% senior notes due April 1, 2045. In addition, an affiliate of Credit Suisse has provided a $33 million standby letter of credit, due December 31, 2017, to

AXIS. Credit Suisse has earned approximately $1 million in revenue for services provided to PartnerRe, other than for fees under this engagement, and has earned less than $1 million in revenue for services provided to AXIS since January 2013. Credit Suisse and its affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to PartnerRe, AXIS and their respective affiliates for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse is a full-service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of PartnerRe, AXIS and any other company that may be involved in the amalgamation, as well as provide investment banking and other financial services to such companies.

Additional Financial Analysis

Subsequent to the receipt of the EXOR Proposal, PartnerRe requested that Credit Suisse provide the PartnerRe board of directors with additional analysis regarding the implied value of the amalgamated company taking into account the standalone projections and amalgamated company projections contained in the section titled “—Certain PartnerRe Prospective Financial Information — Amalgamated Company Projections” above that were prepared by the management of PartnerRe and other pre-tax operating synergies expected for the combination between PartnerRe and AXIS that were publicly disclosed in connection with the announcement of the transaction on January 25, 2015. Credit Suisse provided this additional financial analysis to the PartnerRe board of directors at the meeting of the PartnerRe board of directors held on May 3, 2015. PartnerRe did not request that Credit Suisse provide an updated fairness opinion to the PartnerRe board of directors at the May 3, 2015 meeting and Credit Suisse did not provide such an update.

PartnerRe’s management instructed Credit Suisse to analyze three scenarios involving the amalgamated company: (i) a pre-synergies analysis, (ii) an analysis including operating synergies before revenue dis-synergies and (iii) an analysis including operating synergies and revenue dis-synergies (collectively, the “Combined Company Analyses”). For purposes of the analyses referenced in clauses (ii) and (iii) above, Credit Suisse was instructed by PartnerRe to assume that 100% of forecasted operating synergies and revenue dis-synergies would be realized, as applicable. To the extent synergies are not realized at the levels contemplated, or in the time anticipated, this could adversely impact the results of the Combined Company Analyses. The Combined Company Analyses were prepared for the benefit of the PartnerRe board of directors only and not for any other person. Credit Suisse has not undertaken, and is under no obligation, to update or revise the Combined Company Analyses.

In performing the Combined Company Analyses, Credit Suisse reviewed the information that it received in connection with the preparation of its written fairness opinion dated January 25, 2015, the amalgamated company projections contained in the section titled “—Certain PartnerRe Prospective Financial Information — Amalgamated company projections” and such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with performing the Combined Company Analyses, Credit Suisse did not independently verify any of the foregoing information, and Credit Suisse assumed and relied upon such information being complete and accurate in all respects. With respect to the financial forecasts for the amalgamated company that Credit Suisse used and relied upon for purposes of its analyses, management of PartnerRe advised Credit Suisse, and Credit Suisse assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of PartnerRe and AXIS as to the future financial performance of the amalgamated company. Credit Suisse also assumed, with PartnerRe’s consent, that, in the course of obtaining any regulatory or third-party consents, approvals or agreements in connection with the amalgamation, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on PartnerRe, AXIS or any respective subsidiary or the contemplated benefits of the amalgamation and that the amalgamation would be consummated in accordance with the terms of the amalgamation agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal (including any actuarial appraisal) of the assets or liabilities (contingent or otherwise) of PartnerRe or AXIS, nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse are not legal, tax, regulatory or actuarial advisors. Credit Suisse are financial advisors only and relied upon, without independent verification, the assessment of PartnerRe and its legal, tax, regulatory and actuarial advisors with respect to legal, tax, regulatory and actuarial matters.

The Combined Company Analyses were necessarily based upon information made available to it as of May 3, 2015 and financial, economic, market and other conditions as they existed and could be evaluated on that date. The Combined Company Analyses do not express any opinion as to what the trading value of the amalgamated company would be following the amalgamation or at any time in the future and were intended solely to provide the PartnerRe board of directors with information regarding how shares of the amalgamated company could be valued based upon a series of defined assumptions. Credit Suisse did not address the relative merits of the amalgamation as compared to alternative transactions or strategies that might be available to PartnerRe, nor did it address the underlying business decision of PartnerRe to proceed with the amalgamation.

In connection with the Combined Company Analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond PartnerRe’s and AXIS’ control. No company, business or transaction used for comparative purposes in Credit Suisse’s analyses is identical to PartnerRe, AXIS or the amalgamation, and an evaluation of the results of the Combined Company Analyses. Rather, the Combined Company Analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in the Combined Company Analyses and the ranges of valuations resulting from the Combined Company Analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the Combined Company Analyses. In addition, the Combined Company Analyses do not purport to be an appraisal or to reflect the prices at which the amalgamated company actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the Combined Company Analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the amalgamation, which exchange ratio was determined through negotiations between PartnerRe and AXIS, or the amount of the $11.50 per share special dividend to be paid to shareholders of Partner Re, and the decision to enter into the amalgamation agreement and the Draft Amendment Agreement was solely that of the PartnerRe board of directors. Credit Suisse’s opinion and financial analyses described in the section of this joint proxy statement/prospectus titled “Opinion of PartnerRe’s Financial Advisor” and the Combined Company Analyses were only one of many factors considered by the PartnerRe board of directors in its evaluation of the amalgamation and should not be viewed as determinative of the views of the PartnerRe board of directors or management with respect to the amalgamation and related transactions or the PartnerRe exchange ratio.

Dividend Discount Analyses. Credit Suisse performed a dividend discount analyses of the amalgamated company based on the amalgamated company projections. In performing the dividend discount analysis of the amalgamated company based on the amalgamated company projections, Credit Suisse calculated the estimated present value of distributable cash flow that the amalgamated company was forecasted to generate during the period September 30, 2015 through December 31, 2017 based upon publicly available financial forecasts relating to PartnerRe and AXIS and certain other forecasts, provided by both PartnerRe and AXIS management and as instructed by PartnerRe management, with respect to transaction adjustments, share repurchases, share-based compensation and certain other forecasts regarding tangible equity. Credit Suisse then calculated terminal value ranges for the amalgamated company by applying a range of terminal value multiples of 1.00x to 1.15x to the amalgamated company’s calendar year ending December 31, 2017 estimated tangible book value, which range of multiples was selected based on the PartnerRe and AXIS selected companies, and a range of terminal value multiples of 10.0x to 12.0x to the incremental post-tax earnings generated by the amalgamated company during the calendar year ending December 31, 2017. The distributable cash flows and terminal values were then discounted to present values using discount rates ranging from 6.0% to 7.0%, which range of discount rates was selected based on a cost of equity analysis using the PartnerRe and AXIS selected companies.

In connection with this analysis, PartnerRe’s management instructed Credit Suisse to analyze three scenarios involving the amalgamated company as described below.

First, Credit Suisse performed the dividend discount analysis using the assumption above without taking into account any operating synergies or revenue dis-synergies. The resulting analysis indicated an approximate implied per share value reference range for the amalgamated company of $128.09 to $144.19.

Second, Credit Suisse performed the dividend discount analysis using the assumption above taking into account 100% of projected operating synergies but disregarding any revenue dis-synergies. The resulting analysis indicated an approximate implied per share value reference range for the amalgamated company of $143.14 to $162.56.

Third, Credit Suisse performed the dividend discount analysis using the assumption above taking into account 100% of projected operating synergies and 100% of projected revenue dis-synergies. The resulting analysis indicated an approximate implied per share value reference range for the amalgamated company of $142.82 to $162.24.

Opinion of AXIS’ Financial Advisor

Goldman Sachs rendered its opinion to the AXIS board of directors that, as of May 3, 2015 and based upon and subject to the factors and assumptions set forth therein, and taking into account the special dividend, the AXIS exchange ratio pursuant to the amalgamation agreement was fair from a financial point of view to the holders (other than PartnerRe and its affiliates) of AXIS common shares.

The full text of the written opinion of Goldman Sachs, dated May 3, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of the AXIS board of directors in connection with its consideration of the amalgamation. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of AXIS common shares should vote with respect to such amalgamation or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the amalgamation agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of AXIS and PartnerRe for the five years ended December 31, 2014;

•	financial statements for each of AXIS and PartnerRe for the quarter ended March 31, 2015;

•	certain other communications from AXIS and PartnerRe to their respective shareholders;

•	certain draft communications from AXIS to be sent to its shareholders;

•	the Registration Statement on Form S-4, filed March 16, 2015, including the Joint Proxy Statement-Prospectus relating to the PartnerRe special general meeting and the AXIS special general meeting to be held in connection with the amalgamation agreement;

•	certain publicly available research analyst reports for AXIS and PartnerRe;

•	certain internal financial analyses and forecasts for PartnerRe prepared by its management;

•	certain internal financial analyses and forecasts for AXIS prepared by its management and certain financial analyses and forecasts for PartnerRe prepared by the management of AXIS, in each case, as approved for Goldman Sachs’ use by AXIS (the “Forecasts”); and

•	certain updated operating synergies and dis-synergies projected by the managements of AXIS and PartnerRe to result from the amalgamation, as approved for Goldman Sachs’ use by AXIS (the “Net Synergies”).

Goldman Sachs also held discussions with members of the senior managements of AXIS and PartnerRe regarding their assessment of the strategic rationale for, and the potential benefits of, the amalgamation and the past and current business operations, financial condition and future prospects of PartnerRe and with members of the senior management of AXIS regarding their assessment of the past and current business operations, financial condition and future prospects of AXIS; reviewed the reported price and trading activity for AXIS common shares and the PartnerRe common shares; compared certain financial and stock market information for AXIS and PartnerRe with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the insurance industry and reinsurance industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the consent of AXIS, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed that the Forecasts and the Net Synergies were reasonably prepared on a basis reflecting the best available estimates and judgments of the management of AXIS. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of AXIS, PartnerRe, PartnerRe AXIS Capital Limited or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs is not an actuary and its services did not include any actuarial determination or evaluation by it or any attempt to evaluate actuarial assumptions and it has relied on AXIS’ actuaries with respect to reserve adequacy. In that regard, Goldman Sachs did not make any analysis of, and did not express any opinion as to, the adequacy of the reserve for losses and loss expenses of AXIS and the unpaid losses and loss expenses and the policy benefits for life and annuity contracts of PartnerRe. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the amalgamation will be obtained without any adverse effect on AXIS, PartnerRe or PartnerRe AXIS Capital Limited or on the expected benefits of the amalgamation in any way meaningful to its analysis. Goldman Sachs has also assumed that the amalgamation will be consummated on the terms set forth in the amalgamation agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of AXIS to engage in the amalgamation, or the relative merits of the amalgamation as compared to any strategic alternatives that may be available to AXIS; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than PartnerRe and its affiliates) of AXIS common shares, as of the date of the opinion and taking into account the special dividend, of the AXIS exchange ratio pursuant to the amalgamation agreement. Goldman Sachs’ opinion does not express any view on, and its opinion does not address, any other term or aspect of the amalgamation agreement or amalgamation or any term or aspect of any other agreement or instrument contemplated by the amalgamation agreement or entered into or amended in connection with the amalgamation, including, the fairness of the amalgamation to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of AXIS; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of AXIS, or class of such persons, in connection with the amalgamation, whether relative to the AXIS exchange ratio, taking into account the special dividend, pursuant to the amalgamation agreement or otherwise. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of PartnerRe AXIS Capital Limited will trade at any time or as to the impact of the amalgamation on the solvency or viability of AXIS, PartnerRe or PartnerRe AXIS Capital Limited or the ability of AXIS, PartnerRe or PartnerRe AXIS Capital Limited to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the AXIS board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 1, 2015 and is not necessarily indicative of current market conditions.

Illustrative Dividend Discount Model Analysis.

In connection with performing the Illustrative Contribution Analysis described below, Goldman Sachs performed an illustrative dividend discount model analysis for each of AXIS and PartnerRe using the Forecasts and financial data from Bloomberg. Goldman Sachs calculated an indication of the present value of cash flows for AXIS for the second through fourth quarters of 2015 and the years 2016 through 2020 assuming 100% of estimated net income is returned to shareholders, per the Forecasts, using a discount rate of 5.61%, reflecting an estimate of AXIS’ cost of equity, and applying mid-year discounting. Goldman Sachs then calculated an illustrative terminal value for AXIS by applying a multiple of 0.98x to AXIS’ projected book value as of December 31, 2020 and calculated an indication of the present value of such illustrative terminal value using a discount rate of 5.61%.

In addition, Goldman Sachs calculated an indication of the present value of cash flows, prior to payment of the special dividend, of PartnerRe for the second through fourth quarters of 2015 and the years 2016 through 2020 assuming 100% of estimated net income is returned to shareholders, per the Forecasts, using a discount rate of 6.19%, reflecting an estimate of PartnerRe’s cost of equity, and applying mid-year discounting. Goldman Sachs then calculated an illustrative terminal value for PartnerRe by applying a multiple of 0.90x to PartnerRe’s projected book value as of December 31, 2020 and calculated an indication of the present value of such illustrative terminal value using a discount rate of 6.19%.

Illustrative Contribution Analysis.

Goldman Sachs performed illustrative contribution analyses based on historical and other financial information of AXIS and PartnerRe from SEC filings, balance sheet data of March 31, 2015, other market data as of April 29, 2015, the Forecasts and the AXIS exchange ratio. The results of the analyses are summarized as follows:

Metric [1,2]	AXIS	PartnerRe
Agreed-upon exchange ratio of 2.18x	48.6%	51.4%
Market Capitalization (As of January 23, 2015)
Diluted Market Capitalization [3]	49.9%	50.1%
Income Statement Metrics
Operating Income (2015E) [4]	43.0%	57.0%
Operating Income (2016E) [4]	46.9%	53.1%
Operating Income (2017E) [4]	51.3%	48.7%
Balance Sheet Metrics
Book Value (3/31/2015) (including accumulated other comprehensive income (“AOCI”)) [5]	48.1%	51.9%
Tangible Book Value (3/31/2015) (including AOCI) [5]	50.2%	49.8%
Midpoint of Management Estimate-Based Stand-Alone Dividend Discount Model (3/31/15) [6]	50.9%	49.1%

[1]	Data per AXIS’ and PartnerRe’s SEC filings and the Forecasts.
[2]	Balance sheet data as of March 31, 2015. Fully diluted share count data as provided by AXIS management on April 29, 2015 and assumed to be the same at close. Assumes $562 million total pre-closing dividend based on 48.83 million PartnerRe shares eligible for the pre-closing cash distribution. Management Operating income for PartnerRe of $572 million in 2015, $508 million in 2016 and $479 million in 2017 adjusted for the pro forma impact of the $562 million pre-closing dividend assuming 2.0% pre-tax yield on cash and 17.9% marginal tax rate. Market capitalization assumes fully diluted share count as provided by respective companies as of April 29, 2015 and a January 23, 2015 (undisturbed) market price for both companies. PartnerRe market capitalization reduced by $562 million pre-closing dividend.
[3]	Market capitalization assumes fully diluted share count as provided by management of AXIS as at April 29, 2015 shares and January 23, 2015 (undisturbed) market price for both AXIS and PartnerRe. PartnerRe market capitalization reduced by $562 million pre-closing dividend.
[4]	Per the Forecasts.
[5]	Per Axis and PartnerRe public filings.
[6]	See description in “—Illustrative Dividend Discount Model” above.

Illustrative Pro Forma Financial Impact Analysis.

Goldman Sachs performed illustrative pro forma analyses of the potential financial impact of the amalgamation using the Net Synergies and the Forecasts. Goldman Sachs assumed a 17.9% global pro-forma tax rate for net income adjustments as per AXIS management, dis-synergies of $40 million in 2016 and $0 in 2017 and onward as per AXIS management and used purchase accounting assumptions and intangible amortization as discussed in “Notes To Preliminary Unaudited Pro Forma Condensed Consolidated Financial Statements” in the Form S-4 filed by AXIS and PartnerRe on March 16, 2015 as per AXIS management (together, the “Assumptions”). For each of the estimated years 2015 through 2017, Goldman Sachs compared the projected earnings per AXIS common share, on a stand-alone basis, to the projected earnings per AXIS common share, on a pro forma basis, taking into account Net Synergies and the Assumptions. For the estimated year 2016, Goldman Sachs also compared the projected earnings per AXIS common share, on a stand-alone basis, to the projected earnings per AXIS common share, on a pro forma basis, using fully phased-in Net Synergies numbers and taking into account the Assumptions.

Goldman Sachs also compared the projected book value per AXIS common share and tangible book value per AXIS common share, respectively, on a stand-alone basis, to the projected book value per AXIS common share and tangible book value per AXIS common share, respectively, on a pro forma basis, taking into account Net Synergies and the Assumptions, in each case, as of the assumed closing date, December 31, 2015, December 31, 2016 and December 31, 2017. In addition, Goldman Sachs compared the projected return on each of equity and tangible equity per AXIS common share, on a stand-alone basis, to the projected return on each of equity and tangible equity, respectively, per AXIS common share, on a pro forma basis, taking into account Net Synergies and the Assumptions, for the fiscal years 2015, 2016 and 2017. Goldman Sachs further compared the projected total debt including preferred shares divided by capitalization of AXIS, on a stand-alone basis, to the projected total debt including preferred shares divided by capitalization of AXIS, on a pro forma basis, taking into account the Net Synergies and the Assumptions, as of December 31, 2015 and December 31, 2017. In each of the above scenarios, the market price for AXIS common shares was as of May 1, 2015 and the assumed closing date was September 30, 2015.

Goldman Sachs performed each of the above analyses with and without taking into account the special dividend.

The results of the analyses are summarized as follows:

	Accretion / Dilution – special dividend not taken into account	Accretion / Dilution – special dividend taken into account
Earnings Per AXIS Share
Fiscal Year 2015[E]	(2.9)%	(3.9)%
Fiscal Year 2016[E]	6.6%	3.1%
Fiscal Year 2016[E] [1]	21.7%	17.9%
Fiscal Year 2017[E]	13.5%	9.7%
Book Value Per AXIS Share
At Close (September 30, 2015[E])	2.1%	(0.5)%
December 31, 2015[E]	0.7%	(2.0)%
December 31, 2016[E]	1.1%	(1.7)%
December 31, 2017[E]	2.5%	(0.6)%
Tangible Book Value Per AXIS Share
At Close (September 30, 2015[E])	1.1%	(4.1)%
December 31, 2015[E]	(0.4)%	(5.6)%
December 31, 2016[E]	0.1%	(5.3)%
December 31, 2017[E]	1.7%	(4.0)%

[1]	Using fully phased-in Net Synergies numbers

	Pro Forma – special dividend not taken into account	Pro Forma – special dividend taken into account
Return on Equity
Fiscal Year 2015	7.9%	7.9%
Fiscal Year 2016	9.2%	9.1%
Fiscal Year 2017	11.0%	10.9%
Return on Tangible Equity
Fiscal Year 2015	8.1%	8.2%
Fiscal Year 2016	9.4%	9.6%
Fiscal Year 2017	11.2%	11.5%
(Debt + Preferred Shares) / Capitalization
December 31, 2015[E]	23.1%	23.2%
December 31, 2017[E]	23.9%	24.0%

Note: In performing its analysis, Goldman Sachs assumed that AXIS common shares were issued to PartnerRe at a price based on AXIS’ estimated book value per share as of closing multiplied by the price-to-book-value-per-share multiple as of January 23, 2015, as per AXIS management.

Illustrative Projected Future Implied Prices.

Goldman Sachs performed an illustrative analysis of the projected future implied share price of AXIS, both on a stand-alone and on a pro forma basis, using the Forecasts, the Net Synergies and financial data obtained from Bloomberg. Goldman also assumed the Assumptions. In performing its analysis, Goldman Sachs assumed that AXIS common shares were issued to PartnerRe at a price based on AXIS’ estimated book value per share as of closing multiplied by the price-to-book-value-per-share multiple as of January 23, 2015, as per AXIS management.

Goldman Sachs performed an analysis of the illustrative projected future implied price of AXIS common shares, on a stand-alone basis, by multiplying AXIS’s projected earnings for calendar years 2016, 2017, 2018, 2019 and 2020, respectively, by a price to earnings multiple of 10.7x. Additionally, Goldman Sachs performed an analysis of the illustrative projected future implied price of AXIS common shares, on a pro forma basis, by multiplying AXIS’s pro forma projected earnings for calendar years 2016, 2017, 2018, 2019 and 2020, respectively, by a price to earnings multiple of 10.7x. The results of the analyses are summarized as follows:

	2016	2017-2020
Stand-alone	$51.32	$60.63-$70.19
Pro Forma	$52.92	$66.52-$77.01

Goldman Sachs also performed an analysis of the illustrative projected future implied price for AXIS common shares, on a stand-alone basis, by multiplying AXIS’s projected book value as of September 30, 2015 and December 31, 2016, 2017, 2018, 2019 and 2020, respectively, by a price to book value multiple of 1.0x. Additionally, Goldman Sachs performed an analysis of the illustrative projected future implied price for AXIS common shares, on a pro forma basis, by multiplying AXIS’s pro forma projected book value as of September 30, 2015 and December 31, 2016, 2017, 2018, 2019 and 2020, respectively, by a price to book value multiple of 1.1x. The results of the analyses are summarized as follows:

	Q3 2015	2016	2017-2020
Stand-alone	$52.65	$57.26	$61.81-$80.08
Pro Forma	$57.61	$64.70	$70.67-$90.98

Goldman Sachs also performed an analysis of the illustrative projected future implied price for AXIS common shares, on a stand-alone basis, by multiplying AXIS’s projected tangible book value as of September 30, 2015 and December 31, 2016, 2017, 2018, 2019 and 2020, respectively, by a price to tangible book value multiple of 1.0x. Additionally, Goldman Sachs performed an analysis of the illustrative projected future implied price for AXIS common shares, on a pro forma basis, by multiplying AXIS’s pro forma projected tangible book value as of September 30, 2015 and December 31, 2016, 2017, 2018, 2019 and 2020, respectively, by a price to tangible book value multiple of 1.15x. The results of the analyses are summarized as follows:

	Q3 2015	2016	2017-2020
Stand-alone	$51.77	$56.33	$60.84-$78.85
Pro Forma	$57.07	$61.36	$67.13-$90.13

Selected Companies Analysis.

Goldman Sachs reviewed and compared certain financial information, ratios and public market multiples for AXIS and PartnerRe to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the insurance and reinsurance industry:

•	Multiline Reinsurance Companies:

•	ACE Limited

•	Allied World Assurance Company Holdings, AG

•	Arch Capital Group Ltd.

•	Aspen Insurance Holdings Limited

•	Endurance Specialty Holdings Ltd.

•	Everest Re Group, Ltd.

•	XL Group plc

•	Bermuda Property Companies:

•	Lancashire Holdings Limited

•	Montpelier Re Holdings Ltd.

•	RenaissanceRe Holdings Ltd.

•	Validus Holdings, Ltd

•	Other Companies:

•	Alleghany Corporation

•	Enstar Group Limited

•	Greenlight Capital Re, Ltd.

•	Third Point Reinsurance Ltd.

Although none of the selected companies is directly comparable to AXIS or PartnerRe, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of AXIS and PartnerRe.

The multiples and ratios of the selected companies were based on the closing prices of their respective common shares on May 1, 2015, financial data obtained from SEC filings and Bloomberg and estimates from Institutional Brokers’ Estimate System (“IBES”). The multiples and ratios of AXIS and PartnerRe were based on the closing prices of their respective common shares on May 1, 2015 and closing prices of their respective common shares prior to announcement of the transaction on January 23, 2015 and financial data obtained from SEC filings, Bloomberg and estimates from IBES.

With respect to each of the selected companies and AXIS and PartnerRe, Goldman Sachs calculated, among other things:

•	price per share as of closing as a percentage of the highest price per share in the 52-weeks prior to close;

•	price as a multiple of estimated 2015 earnings per share (calendarized to December 31) (“2015 P/E”);

•	price as a multiple of estimated 2016 earnings per share (calendarized to December 31) (“2016 P/E”);

•	price as a multiple of book value (“P/BV”) (including AOCI);

•	price as a multiple of book value (excluding AOCI);

•	price as a multiple of tangible book value (“P/TBV”) (including AOCI);

•	estimated return on average common equity (“ROACE”) for 2015;

•	estimated ROACE for 2016;

•	estimated return on average tangible common equity (“ROATCE”); and

•	dividend yield.

The results of these analyses are summarized as follows:

	AXIS May 1		AXIS Jan 23		PartnerRe May 1		PartnerRe Jan 23		Multiline Reinsurance Companies				Bermuda Property Companies				Other Companies
									Median		Range		Median		Range		Median		Range
% of 52 Week High	98.2%		95.0%		98.9%		96.6%		97.2%		91.5%–98.3%		95.2%		94.2%–98.1%		89.3%		85.5%–96.5%
2015E P/E	12.0	x	10.7	x	13.3	x	11.9	x	11.6	x	9.3x–15.3	x	11.0	x	8.7x–12.9	x	10.7	x	6.2x–17.0	x
2016E P/E	11.2	x	10.2	x	13.6	x	11.7	x	10.9	x	9.4x–15.3	x	11.0	x	8.8x–12.9	x	8.8	x	5.1x–17.0	x
P/BV (incl. AOCI)	1.03	x	0.98	x	1.02	x	0.90	x	1.04	x	0.97x–1.36	x	1.15	x	1.02x–1.40	x	1.01	x	0.99x–1.19	x
P/BV (excl. AOCI)	1.02	x	1.01	x	1.01	x	0.90	x	1.10	x	1.01x–1.39	x	1.15	x	1.02x–1.44	x	1.04	x	0.99x–1.19	x
P/TBV (incl. AOCI)	1.05	x	0.99	x	1.13	x	0.99	x	1.08	x	1.00x–1.54	x	1.20	x	1.12x–1.58	x	1.02	x	0.99x–1.31	x
ROACE (2015 Estimate)	9.0%		8.6%		7.8%		7.5%		8.4%		7.4%–11.1%		10.7%		8.2%–13.9%		10.3%		8.1%–14.2%
ROACE (2016 Estimate)	8.4%		8.6%		7.2%		7.7%		8.4%		7.1%–10.6%		9.9%		8.1%–13.8%		13.4%		10.9%–15.0%
ROATCE (2016 Estimate)	8.4%		9.1%		7.6%		8.0%		9.8%		7.6%–12.4%		10.1%		8.1%–14.4%		12.3%		8.4%–18.1%
Dividend Yield	2.2%		2.4%		2.2%		2.3%		2.1%		0.0%–2.4%		1.6%		0.5%–3.0%		0.0%		0.0%–0.0%

Note: XL Group plc is pro forma for Catlin Group Limited acquisition and RenaissanceRe Holdings Ltd. is pro forma for Platinum Underwriters Bermuda, Ltd. acquisition. Endurance Specialty Holdings Ltd. announced its acquisition of Montpelier Re Holdings Ltd. on March 31, 2015.

Selected Transactions Analysis.

Goldman Sachs reviewed and analyzed certain financial information the following insurance and reinsurance industry transactions since 2005:

•	Endurance Specialty Holdings Ltd.’s acquisition of Montpelier Re Holdings announced in March 2015;

•	Fairfax Financial Holdings’ acquisition of Brit plc in announced in February 2015;

•	XL Group’s acquisition of Catlin Group Limited announced in January 2015;

•	RenaissanceRe Holdings Ltd. acquisition of Platinum Underwriters Holdings Ltd. announced in November 2014;

•	Markel Corp.’s acquisition of Alterra Capital Holdings Ltd. announced in December 2012;

•	Validus Holdings Ltd.’s acquisition of Flagstone Reinsurance Holdings SA announced in August 2012;

•	Alleghany Corp.’s acquisition of Transatlantic Holdings Inc. announced in November 2011;

•	Max Capital Group’s acquisition of Harbor Point Ltd. announced in March 2010;

•	Validus Holdings Ltd.’s acquisition of IPC Holdings, Ltd. announced in July 2009;

•	PartnerRe’s acquisition of PARIS RE Holdings Limited announced in July 2009;

•	Maiden Holdings, Ltd.’s acquisition of GMAC RE, LLC announced in October 2008;

•	SCOR SE’s acquisition of Converium Holding AG announced in February 2007;

•	Argonaut Group, Inc.’s acquisition of PXRE Group, Ltd. announced in March 2007; and

•	Swiss Re Ltd’s acquisition of GE Insurance Solutions/Employers Reinsurance Corp. announced in November 2005.

For each of the selected transactions, Goldman Sachs calculated the multiples of the reported purchase price to estimated then-current fiscal year GAAP earnings (“P/FY1 Earnings”) and to estimated one-year forward fiscal year GAAP earnings (“P/FY2 Earnings”), the reported purchase price to GAAP book value (including AOCI) and the reported purchase price to tangible book value (including AOCI), based on information obtained from publicly available data, Bloomberg and IBES.

While none of the companies that participated in the selected transactions are directly comparable to AXIS or PartnerRe, the companies that participated in the selected transactions were chosen because they are companies with operations that, for purposes of analysis, may be considered similar to certain operations of AXIS or PartnerRe.

The following table presents the results of this analysis:

	Minimum	Median	Median, 2014 – 2015 Transactions	Mean	Maximum
P/FY1 Earnings	7.0x	12.6x	11.3x	13.3x	19.5x
P/FY2 Earnings	6.3x	14.5x	14.3x	13.3x	20.6x
P/BV (incl. AOCI)	0.74x	1.07x	1.20x	1.06x	1.48x
P/TBV (incl. AOCI)	0.79x	1.13x	1.34x	1.15x	1.72x

Note: For XL Group’s acquisition of Catlin Group Limited announced in January 2015, multiples calculated excluding dividend, premiums including dividend of 22p. Book value multiples based on June 2014 financials.

Selected Transactions Premium Analysis.

Goldman Sachs analyzed certain financial information for the selected transactions referenced above in “Selected Transactions Analysis”. Based on information obtained from publicly available data, Bloomberg and IBES, with respect to each selected transaction, Goldman Sachs calculated the premia of the reported purchase prices to the closing market prices of the target’s common stock one-day prior to the announcement date and 30-days prior to the announcement date, respectively.

The table following presents the results of the analysis:

	Minimum	Median	Median, 2014 – 2015 Transactions	Mean	Maximum
Premium paid % to 1-day prior closing price	8.3%	19.4%	19.3%	22.8%	36.0%
Premium paid % to 30-days prior closing price	13.6%	23.7%	24.6%	26.6%	49.1%

Note: For XL Group’s acquisition of Catlin Group Limited announced in January 2015, multiples calculated excluding dividend, premiums including dividend of 22p. Book value multiples based on June 2014 financials. For Endurance Specialty Holdings Ltd.’s acquisition of Montpelier Re Holdings announced in March 2015, premium is to undisturbed price.

General.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to AXIS, PartnerRe, PartnerRe AXIS Capital Limited or the amalgamation.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the AXIS board of directors as to the fairness from a financial point of view, as of May 3, 2015, of the AXIS exchange ratio pursuant to the amalgamation agreement to the holders (other than PartnerRe and its affiliates) of AXIS common shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of AXIS, PartnerRe, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The AXIS exchange ratio was determined through arm’s-length negotiations between AXIS and PartnerRe and was approved by the AXIS board of directors. Goldman Sachs provided advice to the AXIS board of directors during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to AXIS or the AXIS board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the amalgamation.

As described above, Goldman Sachs’ opinion to the AXIS board of directors was one of many factors taken into consideration by the AXIS board of directors in making its determination to approve the amalgamation agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of AXIS, PartnerRe, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the amalgamation. Goldman Sachs acted as financial advisor to AXIS in connection with, and participated in certain of the negotiations leading to, the amalgamation. During the two-year period ending May 3, 2015, Goldman Sachs has not provided financial advisory and/or underwriting services to either AXIS or PartnerRe or either of their respective affiliates for which its Investment Banking Division has received compensation. Goldman Sachs may in the future provide financial advisory and/or underwriting services to AXIS, PartnerRe and PartnerRe AXIS Capital Limited and their respective affiliates for which its Investment Banking Division may receive compensation.

The AXIS board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the amalgamation. Pursuant to a letter agreement dated January 24, 2015, AXIS engaged Goldman Sachs to act as its financial advisor in connection with the proposed amalgamation. Pursuant to the terms of this engagement letter, AXIS has agreed to pay Goldman Sachs a transaction fee of $19.5 million, all of which is payable upon consummation of the amalgamation. In addition, AXIS has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Leadership of the Amalgamated Company

As of the effective time of the amalgamation, the board of directors of the amalgamated company will be composed of seven members of the PartnerRe board of directors and seven members of the AXIS board of directors. The initial directors of the amalgamated company will be Jean-Paul L. Montupet (Chairman), Albert A. Benchimol (Chief Executive Officer), Michael A. Butt (Chairman Emeritus), Charles A. Davis, Robert L. Friedman, Christopher V. Greetham, Roberto Mendoza, Debra J. Perry, Thomas C. Ramey, Rémy Sautter, Henry B. Smith, Kevin M. Twomey, Egbert Willam and David Zwiener.

Following the effective time, the senior executive management team of the amalgamated company will consist of Albert Benchimol, AXIS’ current President and Chief Executive Officer, who will serve as President and Chief Executive Officer of the amalgamated company; Joseph C. Henry, currently Chief Financial Officer of AXIS, who will continue in this role as Chief Financial Officer of the amalgamated company; William Babcock, currently Chief Financial Officer of PartnerRe, who will serve as Deputy Chief Financial Officer and Lead Integration Officer of the amalgamated company and will assume the role of Chief Financial Officer of the amalgamated company upon the retirement of Mr. Henry in July 2016; Peter Wilson, currently Chief Executive Officer of AXIS Insurance, who will serve as Chief Executive Officer of Insurance of the amalgamated company; Chris DiSipio, currently Chief Executive Officer of AXIS Accident and Health, who will serve as Chief Executive Officer of Life, Accident and Health of the amalgamated company; Emmanuel Clarke, currently Chief Executive Officer of PartnerRe Global, who will serve as Chief Executive Officer of Reinsurance of the amalgamated company; and John (Jay) Nichols, currently Chief Executive Officer of AXIS Re, who will serve as Head of Strategic Business Development and Capital Solutions at the amalgamated company.

Interests of PartnerRe’s Directors and Executive Officers in the Amalgamation

In considering the recommendation of the PartnerRe board of directors, PartnerRe shareholders should be aware that certain directors and executive officers of PartnerRe (including Costas Miranthis, PartnerRe’s former President and Chief Executive Officer) will have interests in the proposed amalgamation that are different from, or in addition to, the interests of PartnerRe shareholders generally and which may create potential conflicts of interest. These interests are described in more detail below, and, with respect to the named executive officers of PartnerRe, are quantified in the table below. The PartnerRe board of directors was aware of these interests and considered them when it adopted the amalgamation agreement and approved the amalgamation. The date and share price used to quantify certain of the interests below were selected for illustrative purposes only and do not necessarily reflect the date on which certain events will occur or the value of PartnerRe’s common shares at that time.

Treatment of PartnerRe Shares Held by Directors and Executive Officers of PartnerRe Pursuant to the Amalgamation

As a group, the PartnerRe directors and executive officers (including Mr. Miranthis, PartnerRe’s former President and Chief Executive Officer) beneficially owned, as of May 1, 2015, an aggregate of approximately 169,943 PartnerRe common shares. Upon the consummation of the amalgamation, each PartnerRe common share held by the directors and executive officers that is issued and outstanding immediately prior to the effective time of the amalgamation will, like all other PartnerRe common shares, be automatically cancelled and converted into a PartnerRe AXIS Capital Limited common share, using the exchange ratio, with cash payable in lieu of fractional shares. Dispositions of PartnerRe common shares, if any, prior to the consummation of the amalgamation will change the number of PartnerRe AXIS Capital Limited common shares the directors and executive officers of PartnerRe will receive in respect of their PartnerRe common shares upon the consummation of the amalgamation.

At the effective time and contingent upon the application to register the amalgamation being submitted to the Registrar of Companies, each PartnerRe director and executive officer (including Mr. Miranthis) will, subject to compliance with the Companies Act, be entitled to receive the special dividend with respect to each issued and outstanding PartnerRe common share held by him or her immediately prior to the effective time, as with all other PartnerRe common shares. Further information about the special dividend is set forth in the section entitled “The Amalgamation Agreement—Dividends, Distributions and Share Repurchases.”

The following table sets forth the total number of PartnerRe common shares beneficially owned by each PartnerRe executive officer and director, as of May 1, 2015.

Name	PartnerRe Common Shares Beneficially Owned (#)
Executive Officers
William Babcock	9,659
Emmanuel Clarke	23,357
Laurie Desmet	10,517
Theodore C. Walker	8,809
David Zwiener	5,587
Costas Miranthis	64,706

Non-Employee Directors
Jean-Paul L. Montupet	10,166
Judith Hanratty	1,039
Jan H. Holsboer	20,086
Roberto Mendoza	2,194
Debra J. Perry	—
Rémy Sautter	11,149
Greg F.H. Seow	—
Kevin M. Twomey	2,674
Egbert Willam	—

Treatment of PartnerRe Options and Share Appreciation Rights

The PartnerRe executive officers held, as of May 1, 2015, options to acquire 41,065 PartnerRe common shares, at a weighted average exercise price of $72.72. The PartnerRe directors held, as of May 1, 2015, options to acquire 214,191 PartnerRe common shares, at a weighted average exercise price of $71.17. The PartnerRe executive officers held, as of May 1, 2015, share appreciation rights underlying 625,122 PartnerRe common shares, at a weighted average exercise price of $84.69.

At the effective time of the amalgamation, each outstanding PartnerRe share option held by an executive officer will vest and convert into an option to purchase, on the same terms and conditions as such PartnerRe share option, a number of PartnerRe AXIS Capital Limited common shares that is equal to the number of PartnerRe common shares subject to such PartnerRe share option multiplied by the exchange ratio, at an exercise price per PartnerRe AXIS Capital Limited common share equal to the exercise price per PartnerRe common share subject to such PartnerRe share option divided by the exchange ratio. Each outstanding PartnerRe share appreciation right will vest and convert into a share appreciation right, on the same terms and conditions as such PartnerRe share appreciation right, for a number of PartnerRe AXIS Capital Limited common shares equal to the number of PartnerRe common shares subject to such PartnerRe share appreciation right multiplied by the exchange ratio, at an exercise price per PartnerRe AXIS Capital Limited common share equal to the exercise price per PartnerRe common share subject to such PartnerRe share appreciation right divided by the exchange ratio.

Any outstanding PartnerRe share option held by a director will remain outstanding in accordance with its terms and convert into an amalgamated company share option in accordance with the conversion mechanism described in the preceding paragraph.

In connection with the special dividend, the applicable exercise price, and, if applicable, the number of PartnerRe common share underlying, each PartnerRe share option and PartnerRe share appreciation right held by any PartnerRe director or executive officer (including Mr. Miranthis) will be equitably adjusted, in accordance with the terms and conditions of PartnerRe’s equity compensation plans, to reflect the payment of the special dividend.

Further information about the treatment of the PartnerRe share options and share appreciation rights is set forth in the section entitled “The Amalgamation Agreement—Treatment of Share Options and Other Share-Based Awards and Programs.”

The following table sets forth the number and weighted average exercise price of the vested and unvested share options and share appreciation rights held by each executive officer and director of PartnerRe, as of May 1, 2015. The number and weighted average exercise price of the share options in the following table do not reflect the special dividend.

	PartnerRe Share Options			PartnerRe Share Appreciation Rights
Name	Vested (#)	Unvested (#)	Weighted Average Exercise Price ($)	Vested (#)	Unvested (#)	Weighted Average Exercise Price ($)
Executive Officers
William Babcock	—	—	—	100,317	50,543	87.19
Emmanuel Clarke	12,000	—	75.85	94,329	35,919	84.87
Laurie Desmet	—	—	—	65,987	32,648	85.74
Theodore C. Walker	—	—	—	209,460	35,919	82.63
David Zwiener	25,621	3,444	71.43	—	—	—
Costas Miranthis	—	—	—	—	—	—

Non-Employee Directors
Jean-Paul L. Montupet	38,627	4,305	72.82	—	—	—
Judith Hanratty	6,683	3,444	71.12	—	—	—
Jan H. Holsboer	66,062	3,444	69.52	—	—	—
Roberto Mendoza	23,170	3,444	71.05	—	—	—
Debra J. Perry	—	—	—	—	—	—
Rémy Sautter	17,451	3,444	69.82	—	—	—
Greg F.H. Seow	—	—	—	—	—	—
Kevin M. Twomey	34,765	3,444	73.17	—	—	—
Egbert Willam	3,899	2,009	71.12	—	—	—

Conversion of PartnerRe Restricted Share Units and Performance Share Units

The PartnerRe directors and executive officers held, as of May 1, 2015, rights to receive 202,750 PartnerRe common shares in connection with restricted share units and performance share units.

At the effective time of the amalgamation, each outstanding PartnerRe restricted share unit and performance share unit held by an executive officer, will vest and settle (and any such performance share units will vest and settle as if the maximum performance were achieved), and each PartnerRe common share delivered in settlement thereof will be eligible to receive the consideration for a PartnerRe common share described above. Each outstanding PartnerRe other share-based award that is held by a non-employee director, other than restricted share units held by those non-employee directors who will not continue to serve on the amalgamated company board of directors following the amalgamation, will be converted into an award, on the same terms and conditions as such PartnerRe share-based award, with respect to a number of PartnerRe AXIS Capital Limited common shares equal to the number of PartnerRe common shares underlying such PartnerRe share-based award multiplied by the exchange ratio.

Individuals who currently serve as non-employee directors of PartnerRe but who will not serve on the amalgamated company board following the amalgamation will experience a termination due to mandatory retirement on the closing date of the amalgamation. Under the terms of the restricted share unit awards held by such directors, any such awards granted prior to the calendar year in which the closing of the amalgamation occurs will vest fully on the date on which the directors’ service with the PartnerRe board of directors terminates, which will be the closing date of the amalgamation. Any awards granted to such directors during the calendar year in which the closing of the amalgamation occurs will vest on a pro rata basis, based on the number of full months during which the director served on the PartnerRe board of directors during the calendar year of grant, and the remaining portion of the award will be forfeited on the closing date of the amalgamation.

In connection with the special dividend, each PartnerRe director and executive officer (including Mr. Miranthis) will be entitled to a cash payment equal to the value of the special dividend in respect of each PartnerRe common share underlying any of his or her restricted share unit and performance share unit awards, subject to and in accordance with the terms of the applicable grant or award agreement. For purposes of calculating the cash payments, the number of PartnerRe common shares underlying any performance share unit awards will be determined as if the maximum performance had been achieved.

Further information about the treatment of the PartnerRe other share-based awards is set forth in the section entitled “The Amalgamation Agreement—Treatment of Share Options and Other Share-Based Awards and Programs.”

The following table sets forth the total number of outstanding PartnerRe restricted share units and performance share units held by each executive officer and director of PartnerRe, as of May 1, 2015.

Name	PartnerRe Restricted Share Units (#)	PartnerRe Performance Share Units (#)
Executive Officers
William Babcock	13,828	15,218
Emmanuel Clarke	15,797	15,797
Laurie Desmet	16,275	12,154
Theodore C. Walker	15,797	15,797
David Zwiener	19,874	—
Costas Miranthis	—	—

Non-Employee Directors
Jean-Paul L. Montupet	9,093	—
Judith Hanratty	7,206	—
Jan H. Holsboer	11,344	—
Roberto Mendoza	8,072	—
Debra J. Perry	3,054	—
Rémy Sautter	8,368	—
Greg F.H. Seow	3,054	—
Kevin M. Twomey	6,887	—
Egbert Willam	5,135	—

PartnerRe Change in Control Policy

PartnerRe sponsors a Change in Control Policy (the “CIC Policy”), which would provide payments and benefits to certain employees in the event of a qualifying termination following the amalgamation. Each of PartnerRe’s executive officers (other than Messrs. Zwiener and Miranthis) is eligible for payments and benefits under the CIC Policy if, within 12 months of the amalgamation, the amalgamated company delivers to the executive notice of its intent to terminate such executive’s employment without cause (as defined in the CIC Policy) or, within six months of the amalgamation, such executive delivers to the amalgamated company notice of his or her intent to terminate for good reason (as defined in the CIC Policy), provided, in either case, that such termination occurs within 12 months following such delivery of notice. In the event of such a termination of employment, each executive would be entitled to the following payments and benefits:

•	Two times the executive’s base salary;

•	An amount equal to the greater of the target annual cash incentive for the current year or an amount that is equal to the percentage calculated by multiplying the sum of the percentage that is the payout as percentage of target, as determined by the PartnerRe Compensation & Management Development Committee, for each of the three fiscal years prior to the fiscal year in which the notice of termination occurs, divided by three, and multiplying the resulting percentage by the target annual cash incentive value (the “Average Incentive”), prorated for the number of days elapsed in the fiscal year of termination prior to the executive’s termination date;

•	An amount equal to two times the Average Incentive;

•	For Mr. Clarke, housing and school allowance for up to 12 months;

•	Health and welfare benefit continuation for two years; and

•	Immediate vesting of all equity awards.

In addition to the payments and benefits that the executives are eligible to receive under the CIC Policy, under each executive’s employment agreement (other than Messrs. Zwiener and Miranthis), such executive is entitled to 12 months’ notice prior to a termination without cause, during which time the executive is entitled to continued compensation and benefits. If the executive is terminated prior to the end of the notice period, such executive is entitled to a lump-sum payment in lieu of the payments and benefits that such executive would have received during the notice period. Such amounts would be paid in addition to the payments and benefits under the CIC Policy, as described above.

The payments described above are contingent upon each executive’s execution and non-revocation of a general release of claims against PartnerRe. Messrs. Babcock, Clarke and Walker and Ms. Desmet are each subject to a one-year post-termination non-solicitation covenant and a confidentiality covenant. The restrictive covenants applicable to Messrs. Zwiener and Miranthis are described below in the sections entitled “—Zwiener Agreement” and “—Miranthis Agreement.”

Zwiener Agreement

On January 25, 2015, PartnerRe entered into an employment agreement with David Zwiener, pursuant to which he will serve as PartnerRe’s interim President and Chief Executive Officer for the period beginning on January 25, 2015 and ending on the earlier of the closing date of the amalgamation and April 30, 2016 (such date, in either case, the “separation date”). Mr. Zwiener’s annual base salary during his employment term is $1,000,000. Mr. Zwiener received a grant of sign-on restricted share units with a value of $1,500,000, which will vest and settle on the separation date. Subject to the closing of the amalgamation, Mr. Zwiener is eligible to receive a cash service bonus of $3,500,000, payable on the closing date of the amalgamation, and he is also eligible to receive a discretionary cash bonus based on the PartnerRe board of directors’ assessment of Mr. Zwiener’s execution of the amalgamation or his efforts in relation thereto.

If Mr. Zwiener’s employment is terminated by the amalgamated company without cause or for good reason, he will be entitled to an amount equal to the base salary that would otherwise have been paid to him for the period between his date of termination and April 30, 2016, a cash payment equal to the value of his sign-on restricted share unit award and payment of the cash service bonus, provided that the closing date of the amalgamation occurs on or prior to April 30, 2016.

Under his employment agreement, Mr. Zwiener will be subject to a one-year post-termination non-solicitation covenant, a confidentiality covenant and a non-disparagement covenant.

Miranthis Agreement

On January 25, 2015, PartnerRe entered into a separation agreement with Costas Miranthis, pursuant to which he resigned from his position as President and Chief Executive Officer and continued to serve as a non-executive employee of PartnerRe through March 31, 2015, at which time his employment with PartnerRe terminated. Pursuant to the separation agreement, Mr. Miranthis was entitled to specified payments and benefits following his resignation.

Under the separation agreement, Mr. Miranthis received a cash payment totaling $16,594,007, two-thirds of which was paid on February 3, 2015, and one-third of which will be paid following the earlier of the closing date of the amalgamation or December 1, 2015. This amount includes, in addition to his cash severance amounts, a cash payment equal to the value of the equity award that Mr. Miranthis earned and would have received in 2015 with respect to 2014 performance. The unvested equity awards that Mr. Miranthis held as of March 31, 2015 became fully vested as of such date (with any performance-vesting restricted share units being earned at the maximum level of performance achievement), and any share options and share appreciation rights held as of such date will remain exercisable for their original maximum terms. Mr. Miranthis will also be entitled to certain other payments and benefits, including a supplemental contribution of $150,000 to the Bermuda Non-Registered Pension Plan, continued allowances for housing, tax advice fees and a club membership, and payment of reasonable attorneys’ fees incurred by him in connection with the negotiation and execution of the separation agreement.

The separation agreement provides that Mr. Miranthis is subject to a non-competition covenant for the period between the date of the signing of the amalgamation and the payment date of the second payment described above, a one-year non-solicitation covenant, a confidentiality covenant and a non-disparagement covenant.

No Golden Parachute Excise Tax Gross-Up

In connection with the amalgamation, no executive officer or director will be entitled to a gross-up payment related to excise taxes imposed on any executive officer or director in the event that any payments or benefits result in an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended.

Special PartnerRe Transaction Committee Compensation

Two members of the PartnerRe Transaction Committee of the PartnerRe board of directors, John-Paul Montupet and Roberto Mendoza, received additional compensation in recognition of their efforts in exploring and pursuing a strategic transaction for the Company, including the proposed amalgamation. On the date of the signing of the amalgamation agreement, Messrs. Montupet and Mendoza each received a one-time cash payment of $100,000 and a grant of a restricted share unit award with a value of $100,000. The restricted share unit award will vest and settle in full on the earliest of the date of the closing of the amalgamation, the date on which the amalgamation agreement is terminated or December 31, 2016.

Indemnification and Insurance

Pursuant to the terms of the amalgamation agreement, PartnerRe’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under the directors’ and officers’ liability insurance policies from the amalgamated company. See the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Directors’ and Officers’ Indemnification and Insurance.”

Quantification of Payments and Benefits to PartnerRe’s Named Executive Officers

The following table and the related footnotes present information about the compensation payable to PartnerRe’s named executive officers in connection with the proposed amalgamation. The compensation shown in this table is subject to a vote, on a nonbinding advisory basis, of the PartnerRe shareholders at the PartnerRe special general meeting, as described in the section of this joint proxy statement/prospectus titled “Proposals to be Submitted to PartnerRe Shareholders; Voting Requirements and Recommendations—Proposal 2. Approval of the Compensation Advisory Proposal.”

Golden Parachute Compensation—PartnerRe

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for PartnerRe’s named executive officers (who include Mr. Miranthis, PartnerRe’s former President and Chief Executive Officer) based on the amalgamation, assuming that the amalgamation was completed on May 1, 2015 and the named executive officers are terminated without cause on the day immediately following the consummation of the amalgamation. The actual amounts payable would depend on the date of termination, the manner of the termination and the terms of the agreements in effect at such time. More detail on the included payments and benefits are set forth above in the section entitled “—Interests of PartnerRe’s Directors and Executive Officers in the Amalgamation.”

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Other ($) (4)	Total ($)
William Babcock	3,738,865	5,187,364	53,077	421,533	9,400,839
Emmanuel Clarke	4,077,866	5,271,741	168,711	454,164	9,972,482
Laurie Desmet	3,618,270	4,622,699	41,400	396,819	8,679,189
Theodore C. Walker	3,367,535	5,271,741	62,371	454,164	9,155,811
Costas Miranthis (5)	11,861,808	—	395,025	—	12,256,833

(1)	This amount includes the total cash severance payments that would be payable to each named executive officer under the CIC Policy and his or her employment agreement in the event of a termination without cause within 12 months following the consummation of the amalgamation, as applicable.
(2)	This amount includes the value of unvested share appreciation rights, restricted share units and performance share units, the vesting of which would be accelerated immediately upon the consummation of the amalgamation (based on a value per share of $114.95, which is the average closing price of PartnerRe’s common shares over the first five business days following the first public announcement of the transaction (i.e., the five-day period beginning January 26, 2015)). The average closing price of PartnerRe’s common shares over the first five business days following the first public announcement of the special dividend (i.e., the five-day period beginning May 5, 2015) was $130.26.

For purposes of this table, the applicable exercise price underlying each unvested share appreciation right has been illustratively adjusted to reflect the special dividend, which has a value of $11.50 per PartnerRe common share. In accordance with SEC disclosure rules, the values in this table do not reflect the anticipated decrease in the share price that is expected to occur in response to the special dividend. The actual impact of the special dividend on the value of the unvested equity awards will depend on the impact of the special dividend on the share price and the precise manner in which the share appreciation rights are adjusted.

The following table lists the portion of the value set forth in the “Equity” column in the table above attributable to each type of accelerated equity held by PartnerRe’s named executive officers, which reflect the equitable adjustment to the share appreciation rights to reflect the special dividend:

Name	Value of PartnerRe Share Appreciation Rights ($)	Value of PartnerRe Restricted Share Units ($)	Value of PartnerRe Performance Share Units ($)
William Babcock	973,870	1,589,529	2,623,964
Emmanuel Clarke	732,078	1,815,865	2,723,798
Laurie Desmet	656,236	1,870,811	2,095,653
Theodore C. Walker	732,078	1,815,865	2,723,798
Costas Miranthis	—	—	—

(3)	This amount includes certain other amounts to which the named executive officers may be entitled following their termination pursuant to the CIC Policy and the executive employment agreements, including health and welfare benefit continuation and, in some cases, continued housing and/or school allowances.
(4)	This amount reflects the estimated value of the special dividend to be paid to each named executive officer with respect to each of the PartnerRe common shares underlying his or her unvested restricted share units and performance share units, based on the number of PartnerRe common shares underlying each such award as of May 1, 2015. The special dividend is valued at $11.50 per PartnerRe common share, and the number of PartnerRe common shares underlying each performance share unit is calculated as if the maximum performance were achieved.
(5)	Mr. Miranthis resigned as President and Chief Executive Officer on January 25, 2015, and his employment with PartnerRe terminated on March 31, 2015. The payments that Mr. Miranthis actually received or will receive in connection with his departure are described above under “—Interests of PartnerRe’s Directors and Executive Officers in the Amalgamation—Miranthis Agreement.”

Interests of AXIS’ Directors and Executive Officers in the Amalgamation

In considering the recommendation of the AXIS board of directors, AXIS shareholders should be aware that certain directors and executive officers of AXIS will have interests in the proposed amalgamation that are different from, or in addition to, the interests of AXIS shareholders generally and which may create potential conflicts of interest. These interests are described in more detail below, and with respect to the named executive officers of AXIS, are quantified in the table below. The AXIS board of directors was aware of these interests and considered them when it adopted the amalgamation agreement and approved the amalgamation. The date and share price used to quantify certain of the interests below were selected for illustrative purposes only and do not necessarily reflect the date on which certain events will occur or the value of AXIS’ common shares at that time.

Conversion of AXIS Shares Held by Directors and Executive Officers of AXIS Pursuant to the Amalgamation

As a group, the AXIS directors and executive officers beneficially owned, as of May 1, 2015, an aggregate of approximately 2,177,093 AXIS common shares. Upon the consummation of the amalgamation, the directors and executive officers would receive, as would all other AXIS shareholders, one PartnerRe AXIS Capital Limited common share for each such AXIS common share. Dispositions of AXIS common shares, if any, prior to the consummation of the amalgamation will change the number of the PartnerRe AXIS Capital Limited common shares the directors and executive officers of AXIS will receive in respect of their AXIS common shares upon the consummation of the amalgamation.

The following table sets forth the total number of AXIS common shares beneficially owned by each AXIS executive officer and director, as of May 1, 2015. Unless otherwise indicated, beneficial ownership represents both sole voting and sole investment power.

Name	AXIS Common Shares Beneficially Owned (#)
Executive Officers
Albert A. Benchimol (1)	508,237
Christopher N. DiSipio	56,913
Joseph C. Henry	23,759
John D. Nichols	79,081
Peter W. Wilson	5,994

Non-Employee Directors
Geoffrey Bell	13,454
Jane Boisseau	6,971
Michael A. Butt	1,215,956
Charles A. Davis	—
Robert L. Friedman	47,183
Christopher V. Greetham	24,949
Maurice A. Keane	95,880
Sir Andrew Large	9,711
Cheryl-Ann Lister	23,716
Thomas C. Ramey	12,276
Henry B. Smith	38,309
Alice Young	2,177
Wilhelm Zeller	12,527

(1)	The number of common shares beneficially owned by Mr. Benchimol includes 250,000 restricted shares that Mr. Benchimol forfeited on May 7, 2015 as a result of a determination by the compensation committee of the AXIS board of directors that the performance vesting criteria applicable to such restricted shares were not satisfied. The number of common shares beneficially owned by Mr. Benchimol does not include the grant of 89,268 restricted stock units that Mr. Benchimol received on May 18, 2015. 44,634 of the restricted stock units granted to Mr. Benchimol are time-vesting and 44,634 of the restricted stock units are performance-vesting. The time-vesting restricted stock units will vest in four equal annual installments beginning on the first anniversary of the date of grant and the performance-vesting restricted stock units are eligible to vest in a range of 10% to 200% of 50% of the award amount, with a guaranteed minimum award of 10%, in a single installment on the third anniversary of the date of grant, depending on AXIS’ three-year growth in diluted book value per share as compared to AXIS’ peers. The vesting terms of Mr. Benchimol’s restricted stock units are consistent with the equity grants provided to AXIS’ other senior executive officers as part of AXIS’ annual equity grant process.

Conversion of Unvested AXIS Restricted Shares

The AXIS executive officers held, as of May 1, 2015, restricted shares as set forth in the table below. Each restricted share will be converted into a restricted share of PartnerRe AXIS Capital Limited and shall otherwise have the same other terms and conditions (including vesting) applicable to the AXIS restricted shares prior to the amalgamation. Although the vesting of the AXIS restricted shares will not accelerate upon the consummation of the amalgamation, the terms and conditions of the restricted shares provide that, if an executive officer’s employment is terminated by the amalgamated company without cause, or by the executive officer for good reason, in each case during the 24-month period following the consummation of the amalgamation, such AXIS restricted shares, as converted into PartnerRe AXIS Capital Limited restricted shares, will become fully vested and nonforfeitable.

Further information about the treatment of AXIS restricted shares is set forth in the section entitled “The Amalgamation Agreement—Treatment of Share Options and Other Share-Based Awards and Programs.”

Name	AXIS Restricted Shares (#)
Albert A. Benchimol (1)	346,459
Christopher N. DiSipio	5,175
Joseph C. Henry	7,500
John D. Nichols	12,500
Peter W. Wilson	—

(1)	The number of AXIS restricted shares held by Mr. Benchimol includes 250,000 restricted shares that Mr. Benchimol forfeited on May 7, 2015 as a result of a determination by the compensation committee of the AXIS board of directors that the performance vesting criteria applicable to such restricted shares were not satisfied.

Conversion of Unvested AXIS Restricted Stock Units

The AXIS executive officers held, as of May 1, 2015, time-vesting AXIS restricted stock units and performance-vesting AXIS restricted stock units as set forth in the table below. Each restricted stock unit will be converted into a restricted stock unit settled in one PartnerRe AXIS Capital Limited common share and shall otherwise have the same other terms and conditions (including vesting) as applied to the AXIS restricted stock unit prior to the amalgamation, except that prior to the consummation of the amalgamation, the AXIS board of directors will equitably adjust the performance criteria applicable to the performance-vesting AXIS restricted stock units in order to reflect the amalgamation and to prevent any dilution or enlargement of vesting opportunity. Although the vesting and the settlement of the AXIS restricted stock units will not accelerate upon the consummation of the amalgamation, the terms and conditions of the restricted stock units provide that, if an executive officer’s employment is terminated by the amalgamated company without cause, or by the executive officer for good reason, in each case during the 24-month period following the consummation of the amalgamation, such AXIS restricted stock units, as converted into PartnerRe AXIS Capital Limited awards, will become fully vested, with performance-vesting AXIS restricted stock units deemed vested at “target” levels. Further information about the treatment of AXIS restricted stock units is set forth in the section entitled “The Amalgamation Agreement—Treatment of Share Options and Other Share-Based Awards and Programs.”

Notwithstanding the foregoing, certain AXIS restricted stock units granted in February 2014 to certain AXIS employees holding the title of “assistant vice president” or above will become fully vested as of the effective time.

Name	AXIS Restricted Stock Units (#)	Performance- Vesting AXIS Restricted Stock Units (#)
Albert A. Benchimol (1)	—	—
Christopher N. DiSipio	24,904	15,136
Joseph C. Henry	35,675	25,227
John D. Nichols	44,121	29,432
Peter W. Wilson	48,263	8,770

(1)

The time-vesting and performance-vesting AXIS restricted stock units held by Mr. Benchimol do not include the grant of 89,268 restricted stock units that Mr. Benchimol received on May 18, 2015. 44,634 of the restricted stock units granted to Mr. Benchimol on May 18, 2015 are time-vesting and 44,634 of the restricted stock units are performance-vesting. The time-vesting restricted stock units will vest in four equal annual installments beginning on the first anniversary of the date of grant and the performance-vesting restricted stock units are eligible to vest in a range of 10% to 200% of 50% of the award amount, with a guaranteed minimum award of 10%, in a single installment on the third anniversary of the date of grant, depending on AXIS’ three-year growth in diluted book value per share as compared to AXIS’ peers. The vesting terms of Mr. Benchimol’s restricted stock units are consistent with the equity grants provided to AXIS’ other senior executive officers as part of AXIS’ annual equity grant process.

It should be noted that Mr. Benchimol also holds share appreciation rights underlying 251,196 PartnerRe common shares that he received in connection with his service at PartnerRe during the period from April 2000 through September 2010.

Employment Agreements

AXIS is party to employment agreements with each of its executive officers, which provides for enhanced severance benefits upon a termination without “cause” by AXIS or its successor, or a resignation with “good reason” by the executive officer (each as defined in the applicable employment agreement), if such termination occurs during the 24-month period following the consummation of the amalgamation.

In the event of a termination without “cause” by AXIS or its successor, or a resignation with “good reason” by the executive officer during the 24-month period following the consummation of the amalgamation, the executive officer would be entitled to the following payments and benefits:

•	a lump sum amount equal to one year’s base salary, except for Mr. Benchimol who will be entitled to a lump sum amount equal to two years’ base salary;

•	an amount equal to two times the annual bonus that the executive officer would have been entitled to receive for the calendar year in which the termination occurs, except for Mr. Benchimol who will be entitled to an amount equal to three times the higher of (a) the highest annual bonus earned for any of the three calendar years preceding the date of termination, or (b) the annual bonus that he would have been entitled to receive for the calendar year in which the termination occurs;

•	a pro-rata portion of the annual bonus that the executive officer would have been entitled to receive for the calendar year in which the termination occurs;

•	continued payment by AXIS of medical coverage or COBRA premiums for a 12-month period, or less in the event that the executive officer ceases to be eligible for COBRA continuation coverage; and

•	all outstanding and unvested restricted shares of AXIS’ common shares, time-vesting restricted stock units and performance-vesting restricted stock units held by the executive officer on the date of termination would immediately vest.

Under the employment agreements, the executive officer would be required to execute a general release and waiver of claims against AXIS and to resign from his position upon termination of employment for any reason. The executive officers are subject to non-competition and non-solicitation restrictions (of AXIS employees and customers) for a period of 12 months after termination, except for Mr. Benchimol who is subject to non-competition and non-solicitation restrictions (of AXIS employees and customers) for a period of 24 months after termination of employment, and Mr. DiSipio, who is subject to non-competition restrictions for a period of 6 months after termination of employment, and non-solicitation restrictions (of AXIS employees and customers) for a period of 12 months after termination of employment. Additionally, the executive officers are subject to ongoing confidentiality requirements.

On March 9, 2015, AXIS and Mr. Benchimol entered into Amendment No. 1 to his employment agreement dated May 3, 2012. The Amendment extended the term of Mr. Benchimol’s employment as AXIS Chief Executive Officer from May 3, 2015 to the earlier of: (i) the consummation of the amalgamation, or (ii) the end date (as described under “The Amalgamation Agreement—Termination of the Amalgamation Agreement”). The only changes to Mr. Benchimol’s employment agreement relate to the extension of the terms of his employment agreement and all other terms remained unchanged. Prior to the consummation of the amalgamation, AXIS, with

PartnerRe’s consent, anticipates entering into a mutually acceptable employment agreement with Mr. Benchimol to reflect his new role with the amalgamated company, including that pursuant to the amalgamation agreement, Mr. Benchimol will be appointed to the amalgamated company board of directors and serve as the President and Chief Executive Officer of the amalgamated company.

No Golden Parachute Excise Tax Gross-Up

In connection with the amalgamation, no executive officer or director will be entitled to a gross-up payment related to excise taxes imposed on any executive officer or director in the event that any payments or benefits result in an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended.

Vesting of Certain Balances under Supplemental Retirement Plan

Certain of AXIS’ executive officers have unvested discretionary employer contributions under the AXIS Specialty U.S. Services, Inc. Supplemental Retirement Plan. These unvested contributions will become fully vested effective as of the consummation of the amalgamation. The executive officers, and their unvested discretionary employer contributions as of May 1, 2015, are set forth below.

Name	Unvested Supplemental Retirement Plan Balance ($)
Peter W. Wilson	59,241

Indemnification and Insurance

Pursuant to the terms of the amalgamation agreement, AXIS’ directors and executive officers will be entitled to certain ongoing indemnification and coverage under the directors’ and officers’ liability insurance policies from the amalgamated company. See the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Directors’ and Officers’ Indemnification and Insurance.”

Certain Governance Provisions

The amalgamation agreement contains provisions related to the initial composition of the amalgamated company board of directors and procedural protections related to the removal of Mr. Benchimol as the President and Chief Executive Officer of the amalgamated company. Mr. Benchimol will serve as the President and Chief Executive Officer of the amalgamated company, and during the first three years following the consummation of the amalgamation, may only be removed by a resolution of the amalgamated company board of directors including the affirmative vote of 75% of the directors then in office excluding the vote of any director who is an officer (other than the office of director of the amalgamated company) or employee of the amalgamated company or who is directly or indirectly interested in such resolution. See the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Governance Matters After the Amalgamation.”

Quantification of Payments and Benefits to AXIS’ Named Executive Officers

The following table and the related footnotes present information about the compensation payable to AXIS’ named executive officers in connection with the proposed amalgamation. The compensation shown in this table is subject to a vote, on a nonbinding advisory basis, of the AXIS shareholders at the AXIS special general meeting, as described in the section of this joint proxy statement/prospectus titled “Proposals to be Submitted to AXIS Shareholders; Voting Requirements and Recommendations—Proposal 3. Approval of the Compensation Advisory Proposal.”

Golden Parachute Compensation—AXIS

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for AXIS’ named executive officers based on the amalgamation, assuming that the amalgamation was completed on May 1, 2015 and the named executive officers are terminated without cause on the day immediately following the consummation of the amalgamation. The actual amounts payable would depend on the date of termination, the manner of the termination and the terms of the agreements in effect at such time. More detail on the included payments and benefits are set forth above in the section entitled “—Interests of AXIS’ Directors and Executive Officers in the Amalgamation.”

Name	Cash ($) (1)	Value of Continued Medical Coverage ($) (2)	Equity ($) (3)	Supplemental Retirement Plan ($) (4)	Total ($)
Albert A. Benchimol	9,768,151	21,003	17,903,615	—	27,692,769
Christopher N. DiSipio	1,432,603	14,557	2,336,530	—	3,783,690
Joseph C. Henry	1,882,301	14,578	3,534,741	—	5,431,620
John D. Nichols	3,522,945	21,003	4,446,875	—	7,990,823
Peter W. Wilson	3,131,507	14,578	2,947,238	59,241	6,152,564

(1)	This amount includes the total cash severance payments that would be payable under the named executive officer’s employment agreement as currently in effect in the event of a qualifying termination of his employment, including the amount of enhanced severance the executive officer is entitled to receive in the event of a qualifying termination during the 24-month period following the consummation of the amalgamation.
(2)	Although the executive officer’s employment agreements provide for post-termination medical coverage in the event of a qualifying termination of employment, the named executive officer is entitled to this benefit without regard to the amalgamation.
(3)	This amount includes the value of unvested restricted share units and unvested restricted shares, the vesting of which would be accelerated upon a qualifying termination immediately following the consummation of the amalgamation (based on a value per share of $51.676, which is the average closing price of AXIS’ common shares over the first five business days following the first public announcement of the transaction (i.e., the five-day period beginning January 26, 2015)).

The following table lists the portion of the value set forth in the “Equity” column in the table above attributable to each type of accelerated equity held by AXIS’ named executive officers:

Name	Value of Time- Vesting AXIS Restricted Shares ($)	Value of Time- Vesting AXIS Restricted Stock Units ($)	Value of Performance- Vesting AXIS Restricted Stock Units/ Restricted Shares ($)
Albert A. Benchimol (A)	4,984,615	—	12,919,000
Christopher N. DiSipio	267,423	1,286,939	782,168
Joseph C. Henry	387,570	1,843,541	1,303,630
John D. Nichols	645,950	2,279,997	1,520,928
Peter W. Wilson	—	2,494,039	453,199

(A)

The amounts include the value of 250,000 AXIS restricted shares held by Mr. Benchimol that Mr. Benchimol forfeited on May 7, 2015 as a result of a determination by the compensation committee of the AXIS board of directors that the performance vesting criteria applicable to such restricted shares were not satisfied. The amounts exclude the value of the 89,268 time-vesting and performance-vesting AXIS restricted stock units granted to Mr. Benchimol on May 18, 2015. 44,634 of the restricted stock units granted to Mr. Benchimol on May 18, 2015 are time-vesting and 44,634 of the restricted stock units are performance-vesting. The time-vesting restricted stock units will vest in four equal annual installments beginning on the first anniversary of the date of grant and the performance-vesting restricted stock units are eligible to vest in a range of 10% to 200% of 50% of the award amount, with a guaranteed minimum award of 10%, in a single installment on the third anniversary of the date of grant, depending on AXIS’ three-year growth in diluted book value per share as compared to AXIS’ peers. The vesting terms of Mr. Benchimol’s restricted stock units are consistent with the equity grants provided to AXIS’ other senior executive officers as part of AXIS’ annual equity grant process.

(4)	This amount includes the amount of unvested discretionary employer contributions under the AXIS Specialty U.S. Services, Inc. Supplemental Retirement Plan, which would become vested upon the consummation of the amalgamation, without regard to whether the named executive officer’s employment was subsequently terminated.

Dividends, Distributions and Share Repurchases

Each of PartnerRe and AXIS customarily pays a quarterly cash dividend on their respective common shares and their respective preferred shares. Under the terms of the amalgamation agreement, prior to the effective time of the amalgamation, PartnerRe and AXIS are each permitted to declare and pay ordinary course quarterly cash dividends on their respective common shares and their respective preferred shares with record and payment dates consistent with past practice. However, during this period, PartnerRe is permitted to increase its quarterly cash dividends on its common shares to an amount not to exceed $0.70 per share per quarter, while AXIS may continue to pay, but not increase its current quarterly cash dividend on its common shares of $0.29. During the fiscal quarter in which the closing of the amalgamation occurs, PartnerRe and AXIS may pay a pro rata dividend on their respective common shares for the period from the first day of such quarter until the day immediately preceding the closing date of the amalgamation.

Under the terms of the amalgamation agreement, at the effective time, each holder of record of a PartnerRe common share issued and outstanding immediately prior to the effective time shall be entitled to receive the special dividend. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Registrar of Companies for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Registrar of Companies.

It is currently intended that immediately after the consummation of the amalgamation, PartnerRe AXIS Capital Limited will return $750 million of capital to its common shareholders. It is also currently intended that an additional $2.2 billion of capital will be returned to the common shareholders of PartnerRe AXIS Capital Limited through 2017 through a combination of share repurchases and dividends. These statements with respect to future returns of capital are only statements of current intention and there may be strategic or business reasons why PartnerRe AXIS Capital Limited may ultimately decide to reduce the amount of such capital returns or to not make any such returns of capital at all. There are regulatory and legal restrictions that apply to the return of capital to shareholders by PartnerRe AXIS Capital Limited. Further, as a result of a change in the financial condition or operations of, or the regulatory requirements applicable to PartnerRe AXIS Capital Limited or any of its respective subsidiaries, PartnerRe AXIS Capital Limited may not be able to make the capital returns in the amounts intended or at all. Accordingly, there can be no assurance that PartnerRe AXIS Capital Limited will be able to make these returns of capital.

Regulatory Clearances Required for the Amalgamation

The insurance laws and regulations of all 50 U.S. states and the District of Columbia generally require that prior to the acquisition of control of an insurance company, either through the acquisition of or amalgamation with the insurance company or a holding company of that insurance company, the acquiring party must obtain approval from the insurance regulator of the insurance company’s state of domicile. In addition, under the laws of certain states, an acquirer must obtain the approval of the state’s insurance regulator to acquire control of an insurance company that is commercially domiciled in that state.

Applications or notifications in connection with the amalgamation or the changes in control of various insurance subsidiaries of PartnerRe and AXIS that may be deemed to occur as a result of the amalgamation have been filed, pursuant to the amalgamation agreement, with various U.S. state insurance regulatory authorities, including the California Insurance Department, the Connecticut Insurance Department, the Delaware Insurance Department, the Illinois Department of Insurance, the New York Department of Financial Services, and the Ohio Department of Insurance.

Applications for approval or notifications to regulators have also been filed in certain non-U.S. jurisdictions, including but not limited to Australia, Bermuda, Canada, Ireland, Singapore and the United Kingdom. A no issues letter with respect to the amalgamation was received on March 13, 2015 from the Bermuda Monetary Authority. Approval of the acquisition of control resulting from the amalgamation was received on April 30, 2015 from the Australian Prudential Regulatory Authority. Consent to the proposed amalgamation was received on May 14, 2015 from a regulator in the United Kingdom.

The amalgamation is also conditioned on the expiration or termination of applicable waiting periods required under the HSR Act in the United States and approvals of antitrust authorities in the European Union, Canada, Colombia, Russia, Turkey and the Ukraine. In addition, clearance under the Australian Foreign Investment Review Board is required. The required filings have been made and the applicable waiting periods have expired or been terminated or the relevant approvals have been obtained under the antitrust and competition laws of the United States, the European Union, Canada, Colombia, Turkey, Russia and Ukraine. Clearance under the Australian Foreign Investment Review Board was received on May 15, 2015.

Although PartnerRe and AXIS do not expect these regulatory authorities to raise any significant concerns in connection with their review of the amalgamation, there is no assurance that PartnerRe and AXIS will obtain all required regulatory approvals, or that those approvals will not include terms, conditions or restrictions that may have an adverse effect on PartnerRe or AXIS.

Other than the approvals and notifications described above, neither PartnerRe nor AXIS is aware of any material regulatory approvals required to be obtained, or waiting periods required to expire after the making of a filing. If the parties discover that other approvals or filings and waiting periods are necessary, they will seek to obtain or comply with them. If any additional approvals are in fact needed, however, PartnerRe or AXIS may not be able to obtain them, as is the case with respect to the other necessary approvals.

Exchange of Shares in the Amalgamation

Exchange Agent

At least five business days prior to the effective time, AXIS and PartnerRe will jointly designate an exchange agent for the purpose of exchanging shares of PartnerRe AXIS Capital Limited for the amalgamation consideration.

The amalgamated company will deposit with the exchange agent as soon as reasonably practicable following the effective time certificates or shares in book-entry form representing the PartnerRe AXIS Capital Limited common shares to be exchanged in the amalgamation. Following the effective time, the amalgamated company will also promptly deposit cash in an amount sufficient to pay any dividends or distributions on the PartnerRe AXIS Capital Limited common shares with a record date on or following the effective time in respect of the PartnerRe AXIS Capital Limited common shares to be issued to former AXIS and PartnerRe shareholders who have not yet exchanged their respective AXIS and PartnerRe common shares for the amalgamation consideration.

Exchange Process

As promptly as practical, but in no event later than five business days following the effective time, the amalgamated company shall cause the exchange agent to mail a letter of transmittal in customary form acceptable to both PartnerRe and AXIS to each holder of record of AXIS and PartnerRe common shares converted into the right to receive their respective amalgamation consideration. Upon surrender of certificates, which immediately prior to the effective time represented the respective holder’s AXIS or PartnerRe common shares, or in the case of AXIS or PartnerRe common shares held in book-entry form, pursuant to customary provisions with respect to delivery of an “agent’s” message in accordance with the instructions set forth in the letter of transmittal, together with the duly executed letter of transmittal and any other documents reasonably required by the exchange agent, each such holder of AXIS or PartnerRe common shares shall be entitled to receive their respective amalgamation consideration payable in respect of their common shares. Any certificates so surrendered shall be cancelled immediately. No interest shall accrue or be paid on any amount payable upon surrender of certificates or otherwise.

Unregistered Transferees

If any amalgamation consideration is to be paid to a person or entity other than the person or entity in whose name the surrendered AXIS or PartnerRe certificate (as the case may be) is registered, it will be a condition to the payment of such respective amalgamation consideration to such transferee that the surrendered certificate be accompanied by all documents required to evidence and effect the transfer that are reasonably satisfactory to the amalgamated company and that the person or entity requesting such payment of the amalgamation consideration pays the applicable transfer taxes or establishes to the satisfaction of the amalgamated company and the exchange agent that any applicable transfer taxes have already been paid or are not applicable.

No Other Rights

Until surrendered with the procedures described above, each AXIS or PartnerRe common share shall be deemed, from and after the effective time, to represent only the right to receive the applicable amalgamation consideration and, in the case of dissenting shares, the right to receive consideration as described below in “—Dissenting Shares.”

Duration of Exchange Fund

Any portion of the exchange fund held by the exchange agent that has not been distributed to holders of AXIS or PartnerRe common shares within 180 days following the effective time will be delivered to the amalgamated company, upon demand, and after such transfer, any holders of AXIS or PartnerRe common shares (as the case may be) may look only to the amalgamated company for payment of their respective amalgamation consideration.

Withholding

The exchange agent, the amalgamated company, AXIS or PartnerRe, as applicable, will be entitled to deduct and withhold from the amalgamation consideration otherwise payable under the amalgamation agreement those amounts as it is required to deduct and withhold with respect to the making of payment under any provision of applicable tax or other law. Amounts so withheld will be treated for all purposes of the amalgamation agreement as having been paid to the AXIS or PartnerRe shareholder in respect of whom the deduction and withholding was made.

Listing of the PartnerRe AXIS Capital Limited Common Shares

It is a condition to the closing of the amalgamation that the PartnerRe AXIS Capital Limited common shares to be issued to PartnerRe and AXIS shareholders pursuant to the amalgamation be authorized for listing on the NYSE upon the consummation of the amalgamation, subject to official notice of issuance.

Delisting of PartnerRe and AXIS Common Shares

PartnerRe and AXIS will use their reasonable best efforts to cause the PartnerRe common shares and AXIS common shares currently listed on the NYSE to be de-listed and deregistered under the Exchange Act promptly upon consummation of the amalgamation.

Dissenters’ Rights of Appraisal for PartnerRe and AXIS Shareholders

Any dissenting shareholder who did not vote in favor of the amalgamation proposal and who is not satisfied that it has been offered fair value for its PartnerRe shares or AXIS shares may, within one month of the giving of the notice calling the respective special general meeting, apply to the Bermuda Court to appraise the fair value of its respective PartnerRe shares or AXIS shares.

Where the Bermuda Court has appraised the fair value of any PartnerRe shares or AXIS shares and the amalgamation, as is anticipated, has proceeded prior to the appraisal then, within one month of the Bermuda Court appraising the value of the PartnerRe shares or AXIS shares, if the value of the shares in the amalgamated company received by any dissenting shareholder for its PartnerRe shares or AXIS shares is less than the value of its PartnerRe shares or AXIS shares appraised by the Bermuda Court, the amalgamated company shall pay to such dissenting shareholder the difference in value appraised by the Bermuda Court.

There shall be no right of appeal from an appraisal by the Bermuda Court. The costs of any application to the Bermuda Court to appraise the fair value of the PartnerRe shares or AXIS shares shall be at the discretion of the Bermuda Court.

THE AMALGAMATION AGREEMENT

The following section contains summaries of selected material provisions of the amalgamation agreement. These summaries are qualified in their entirety by reference to the amalgamation agreement, a conformed copy of which, including the amendments thereto, is incorporated by reference in its entirety and included in this joint proxy statement/prospectus as Annex A. You should read the amalgamation agreement in its entirety because it, and not this joint proxy statement/prospectus, is the legal document that governs the amalgamation.

The amalgamation agreement has been included to provide shareholders of PartnerRe and AXIS and other investors with information regarding its terms. It is not intended to provide any other factual information about the amalgamated company, PartnerRe and AXIS or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the amalgamation agreement were made by PartnerRe and AXIS only for purposes of the amalgamation agreement and as of specific dates; were solely for the benefit of PartnerRe and AXIS; may be subject to limitations agreed upon by PartnerRe and AXIS, including being qualified by confidential disclosures made for the purposes of allocating risk among PartnerRe and AXIS instead of establishing these matters as facts (such disclosures include information that has been included in PartnerRe’s and AXIS’ public disclosures, as well as additional non-public information); and may be subject to standards of materiality applicable to PartnerRe and AXIS that differ from those applicable to shareholders and other investors. Shareholders and other investors are not third-party beneficiaries under the amalgamation agreement (except for the right to receive consideration from and after the consummation of the amalgamation and, solely with respect to those shareholders who are current or former directors or officers of PartnerRe or AXIS or their respective subsidiaries, the right to indemnification) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of PartnerRe and AXIS or any of their respective subsidiaries or affiliates. Additionally, the representations, warranties, covenants, conditions and other terms of the amalgamation agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the amalgamation agreement, which subsequent information may or may not be fully reflected in PartnerRe’s or AXIS’ public disclosures or this joint proxy statement/prospectus.

Structure of the Amalgamation

Amalgamation

Pursuant to the amalgamation agreement and the statutory amalgamation agreement, PartnerRe and AXIS will amalgamate and the amalgamated company will continue as a Bermuda exempted company. At the effective time, the amalgamated company will continue with all the rights, properties, liabilities and obligations of PartnerRe and AXIS.

Company Name

The name of the amalgamated company will be PartnerRe AXIS Capital Limited.

Board and Management

The initial directors of the amalgamated company will be Jean-Paul L. Montupet (Chairman), Albert A. Benchimol (Chief Executive Officer), Michael A. Butt (Chairman Emeritus), Charles A. Davis, Robert L. Friedman, Christopher V. Greetham, Roberto Mendoza, Debra J. Perry, Thomas C. Ramey, Rémy Sautter, Henry B. Smith, Kevin M. Twomey, Egbert Willam and David Zwiener.

The initial officers of the amalgamated company will include Albert Benchimol (Chief Executive Officer), Joseph C. Henry (Chief Financial Officer), William Babcock (Deputy Chief Financial Officer and Lead Integration Officer), Emmanuel Clarke (Chief Executive Officer of Reinsurance), Peter Wilson (Chief Executive Officer of Insurance), Chris DiSipio (Chief Executive Officer of Life, Accident and Health) and John (Jay) Nichols (Executive Vice President for Strategic Business Development and Capital Solutions).

Closing; Effective Time of the Amalgamation

The closing is expected to occur on the third business day after the date of the satisfaction or waiver of all closing conditions, which are summarized below in “—Conditions to Consummation of the Amalgamation,” unless otherwise agreed in writing by the parties.

The amalgamation will become effective at the effective time, which will occur upon the issuance of the certificate of amalgamation by the Registrar of Companies in Bermuda or such other time as the certificate of amalgamation may provide.

Amalgamation Consideration

At the effective time, each PartnerRe common share issued and outstanding immediately prior to the effective time shall automatically be cancelled and converted into the right to receive 2.18 PartnerRe AXIS Capital Limited common shares. PartnerRe common shareholders will receive cash in lieu of any fractional PartnerRe AXIS Capital Limited common share. In addition, each holder of PartnerRe common shares issued and outstanding immediately prior to the effective time shall be entitled to receive the special dividend. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Registrar of Companies for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Registrar of Companies.

At the effective time, each AXIS common share issued and outstanding immediately prior to the effective time shall automatically be cancelled and converted into the right to receive one PartnerRe AXIS Capital Limited common share.

A holder of PartnerRe common shares, who otherwise would have received a fractional PartnerRe AXIS Capital Limited common share, shall be entitled to receive from the exchange agent, appointed by PartnerRe and AXIS pursuant to the amalgamation agreement, a cash payment in lieu of such fractional shares representing such holder’s proportionate interest in the proceeds from the sale by the exchange agent of all the excess PartnerRe AXIS Capital Limited common shares represented by the aggregate amount of fractional shares of PartnerRe common shares.

Without prejudice to the appraisal rights described below in (“—Dissenting Shares”), at the effective time each PartnerRe preferred share and each AXIS preferred share issued and outstanding immediately prior to the effective time will continue as a preferred share of the amalgamated company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificates of designation, preferences and rights of such PartnerRe preferred shares or AXIS preferred shares, respectively.

Exchange of Shares in the Amalgamation

Exchange Agent

At least five business days prior to the effective time, AXIS and PartnerRe will jointly designate an exchange agent for the purpose of exchanging shares of AXIS and PartnerRe for the amalgamation consideration. The amalgamated company will deposit with the exchange agent as soon as reasonably practicable following the effective time certificates or shares in book-entry form representing the PartnerRe AXIS Capital Limited common shares to be exchanged in the amalgamation. Following the effective time, the amalgamated company will also promptly deposit cash in an amount sufficient to pay any dividends or distributions on PartnerRe AXIS Capital Limited common shares with a record date on or following the effective time in respect of PartnerRe AXIS Capital Limited common shares to be issued to former AXIS and PartnerRe shareholders who have not yet exchanged their respective AXIS and PartnerRe common shares for their respective consideration.

Exchange Process

As promptly as practical, but in no event later than five business days following the effective time, the amalgamated company shall cause the exchange agent to mail a letter of transmittal in customary form acceptable to both PartnerRe and AXIS to each holder of record of AXIS and PartnerRe common shares converted into the right to receive their respective amalgamation consideration. Upon surrender of certificates, which immediately prior to the effective time represented the respective holder’s AXIS or PartnerRe common shares, or in the case of AXIS or PartnerRe common shares held in book-entry form, pursuant to customary provisions with respect to delivery of an “agent’s” message in accordance with the instructions set forth in the letter of transmittal, together with the duly executed letter of transmittal and any other documents reasonably required by the exchange agent, each such holder of AXIS or PartnerRe common shares shall be entitled to receive their respective amalgamation consideration payable in respect of their common shares. Any certificates so surrendered shall be cancelled immediately. No interest shall accrue or be paid on any amount payable upon surrender of certificates or otherwise.

Unregistered Transferees

If any amalgamation consideration is to be paid to a person or entity other than the person or entity in whose name the surrendered AXIS or PartnerRe certificate (as the case may be) is registered, it will be a condition to the payment of such respective amalgamation consideration to such transferee that the surrendered certificate be accompanied by all documents required to evidence and effect the transfer that are reasonably satisfactory to the amalgamated company and that the person or entity requesting such payment of their respective amalgamation consideration pays the applicable transfer taxes or establishes to the satisfaction of the amalgamated company and the exchange agent that any applicable transfer taxes have already been paid or are not applicable.

No Other Rights

Until surrendered with the procedures described above, each AXIS or PartnerRe common share shall be deemed, from and after the effective time, to represent only the right to receive the applicable amalgamation consideration and, in the case of dissenting shares, the additional right to receive consideration as described below in “—Dissenting Shares.”

Duration of Exchange Fund

Any portion of the exchange fund held by the exchange agent that has not been distributed to holders of AXIS or PartnerRe common shares within 180 days following the effective time will be delivered to the amalgamated company, upon demand, and after such transfer, any holders of AXIS or PartnerRe common shares (as the case may be) may look only to the amalgamated company for payment of their respective amalgamation consideration.

Withholding

The exchange agent, the amalgamated company, AXIS or PartnerRe, as applicable, will be entitled to deduct and withhold from the amalgamation consideration those amounts as it is required to deduct and withhold with respect to the making of payment under any provision of applicable tax or other law. Amounts so withheld will be treated for all purposes of the amalgamation agreement as having been paid to the AXIS or PartnerRe shareholder in respect of whom the deduction and withholding was made.

Treatment of Share Options and Other Share-Based Awards and Programs

At the effective time: (i) each outstanding PartnerRe share option will be treated in accordance with its terms and converted into an option to purchase, on the same terms and conditions as the PartnerRe share option, a number of PartnerRe AXIS Capital Limited common shares that is equal to the number of PartnerRe common shares subject to the PartnerRe share option multiplied by the PartnerRe exchange ratio, at an exercise price per PartnerRe AXIS Capital Limited common share equal to the exercise price per share of PartnerRe common share subject to the PartnerRe share option divided by the PartnerRe exchange ratio; (ii) each outstanding PartnerRe share appreciation right will be treated in accordance with its terms and converted into a share appreciation right, on the same terms and conditions as such PartnerRe share appreciation right, for a number of PartnerRe AXIS Capital Limited common shares equal to the number of PartnerRe common shares subject to such PartnerRe share appreciation right multiplied by the PartnerRe exchange ratio, at an exercise price per PartnerRe AXIS Capital Limited common share equal to the exercise price per PartnerRe common share subject to such PartnerRe share appreciation right divided by the PartnerRe exchange ratio; and (iii) each other share-based award granted by PartnerRe which under its terms becomes fully vested and settled as of the effective time will vest and be settled in accordance with its terms (and any such performance share units will vest and settle as if the maximum performance were achieved) and each PartnerRe common share delivered in settlement thereof will be eligible to receive the consideration for a PartnerRe common share described above; and (iv) each other share-based award granted by PartnerRe which is not vested as of the effective time will be converted into an award, on the same terms and conditions as such PartnerRe share-based award, with respect to a number of PartnerRe AXIS Capital Limited common shares equal to the number of PartnerRe common shares underlying such PartnerRe share-based award multiplied by the PartnerRe exchange ratio. In connection with the special dividend, the applicable exercise price or strike price, and, if applicable, the number of PartnerRe common shares underlying, each PartnerRe share option and PartnerRe share appreciation right will be equitably adjusted, in accordance with the terms and conditions of PartnerRe’s equity compensation plans, to reflect the payment of the special dividend. Additionally, in connection with such special dividend, each holder of a PartnerRe other share-based award will be entitled to a cash payment equal to the value of the special dividend in respect of each PartnerRe common share underlying such PartnerRe other share-based award (with the number of PartnerRe common shares underlying each performance share unit determined as if the maximum performance were achieved), subject to and in accordance with the terms of the applicable grant or award agreement.

Also at the effective time: (i) each AXIS restricted share award will be converted into an award, on the same terms and conditions as such AXIS restricted share award (including applicable vesting requirements), with respect to a number of PartnerRe AXIS Capital Limited common shares equal to the number of AXIS common shares subject to such AXIS restricted share award; and (ii) each other share-based award granted by AXIS will be converted into an award, on the same terms and conditions as such AXIS share-based award (including applicable vesting requirements), with respect to a number of PartnerRe AXIS Capital Limited common shares equal to the number of AXIS common shares underlying such AXIS share-based award. Notwithstanding the foregoing, certain AXIS restricted share awards and other share-based awards granted in 2014 will become fully vested as of the effective time.

Representations and Warranties

The amalgamation agreement contains various customary representations and warranties that, with certain limited exceptions, each of PartnerRe and AXIS make to the other relating to, among other things:

•	organization, good standing and corporate power;

•	capital structure;

•	authorization to enter into the amalgamation agreement and to consummate the transactions contemplated thereby;

•	approval of such party’s board of directors in connection with the amalgamation;

•	enforceability of the amalgamation agreement;

•	absence of conflicts with, or violations of: (i) organizational documents, (ii) applicable law or order or (iii) contracts (except reinsurance contracts), indentures or other instruments in each case as a result of the amalgamation or entry into the amalgamation agreement;

•	ownership of subsidiaries;

•	consents, approvals, registrations and filings with governmental entities required to be made or obtained before the closing in connection with entry into the amalgamation agreement and the consummation of the amalgamation;

•	the required vote of such party’s shareholders;

•	the filing, accuracy and completeness of such party’s SEC reports;

•	the preparation and presentation of financial statements, disclosure controls and the absence of material weaknesses in internal controls;

•	the absence of undisclosed liabilities and compliance with the Sarbanes-Oxley Act of 2002;

•	the absence of certain changes since September 30, 2014;

•	the absence of pending or threatened legal and arbitration proceedings and investigations;

•	investments and derivatives;

•	insurance matters, including statements and reports filed with applicable insurance regulatory authorities and the enforceability of ceded reinsurance contracts;

•	material contracts;

•	employee benefit plans;

•	labor relations and other employment-related matters;

•	tax matters;

•	intellectual property;

•	real property and personal property;

•	governmental permits and compliance with applicable laws;

•	inapplicability of takeover statutes to the amalgamation agreement and the amalgamation;

•	interested party transactions;

•	insurance reserves;

•	insurance policies maintained by each party;

•	accuracy of information supplied for inclusion in this joint proxy statement/prospectus;

•	the opinion of: (i) Goldman Sachs to the AXIS board of directors and (ii) Credit Suisse to the PartnerRe board of directors (each as described in the sections of this joint proxy statement/prospectus titled “The Amalgamation—Opinion of AXIS’ Financial Advisor” and “The Amalgamation—Opinion of PartnerRe’s Financial Advisor” respectively);

•	broker’s fees payable in connection with the amalgamation;

•	the amalgamation’s qualification as a “reorganization” under applicable tax law;

•	environmental matters; and

•	the absence of other representations or warranties.

Some of the representations and warranties of each party in the amalgamation agreement are qualified by knowledge, materiality thresholds or a “material adverse effect” clause. Each party’s representations and warranties are qualified by its publicly available disclosures filed with the SEC after January 1, 2014 and before January 23, 2015 (other than disclosures contained in the “Risk Factors” or “Forward-Looking Statements” sections of such SEC reports or that otherwise constitute risk factors or that are cautionary, predictive or forward-looking in nature).

For purposes of the amalgamation agreement, a “material adverse effect” on AXIS or PartnerRe, as the case may be, means, any event, circumstance, change or effect that is materially adverse (a) to the business, operations, assets or financial condition of such party or its subsidiaries, taken as a whole, or (b) on the ability of such party to perform its obligations under the amalgamation agreement without material delay or impairment; provided, that, for the purposes of clause (a) in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any effects resulting from any of the following be taken into account in determining whether there has been, or will be, a material adverse effect:

1.	a change in general political, legislative, economic or financial market conditions or securities, credit, financial or other capital markets or currency conditions;

2.	the commencement, continuation or escalation of actions or war, armed hostilities, sabotage, acts of terrorism or other man-made disaster;

3.	changes, circumstances or events generally affecting the property and casualty insurance and reinsurance industry in the geographic areas and product markets in which such party or its subsidiaries conduct business;

4.	any change in any applicable law;

5.	any change in U.S. generally accepted accounting principles or applicable statutory accounting principles following the date of the amalgamation agreement;

6.	liabilities under policies of insurance written or assumed reinsurance contracts from any terrorist act, earthquake, hurricane, tsunami, tornado, windstorm, epidemic or other natural or man-made disaster;

7.	the public announcement of the execution of the amalgamation agreement or the consummation of the amalgamation, including the impact thereof on relationships, contractual or otherwise, with customers, cedents, reinsureds, retrocessionaires, reinsurance brokers or intermediaries, suppliers, vendors, lenders, venture partners or employees;

8.	any decline, in and of itself, in the market price, or change in trading volume, of the PartnerRe common shares or AXIS common shares, as applicable;

9.	the failure, in and of itself, to meet any revenue, earnings or other projections, forecasts or predictions for any period ending following January 25, 2015;

10.	any action taken at the written request of the other party; or

11.	any change or announcement of a potential change in a party’s or any of its subsidiaries’ credit or claims paying rating or the rating of any of its or its subsidiaries’ businesses or securities,

except: (i) in the case of the foregoing clauses (1) through (5) to the extent those events, circumstances, changes or effects have a disproportionate effect on such party and its subsidiaries compared to other companies of similar size operating in the industries and geographic regions in which such party and its subsidiaries operate; and (ii) the exceptions described in the foregoing clauses (8) and (9) shall not prevent or otherwise affect a determination that any underlying changes, state of facts, circumstances, events or effects have resulted in, or contributed to, a material adverse effect.

In most instances, the representations and warranties of a party in the amalgamation agreement that are qualified by “material adverse effect” are qualified to the extent that the failure of such representations or warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a “material adverse effect” on such party and its subsidiaries, taken as a whole. The representations and warranties of the parties in the amalgamation agreement do not survive after the effective time.

Please see the introduction to this section of this joint proxy statement/prospectus titled “The Amalgamation Agreement” for additional information regarding the nature of the representations and warranties in the amalgamation agreement.

Conduct of Business

Except as required by applicable law, or as set forth in the parties’ disclosure letters or with the written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the execution of the amalgamation agreement to the effective time, PartnerRe and AXIS shall, and shall cause each of their respective subsidiaries: (i) to conduct its operations only in the ordinary course of business consistent with past practice, (ii) to use its commercially reasonable efforts to maintain and preserve intact its business, maintain its permits and to preserve the goodwill of its customers, cedents, reinsureds, retrocessionaires, reinsurance brokers, regulators, suppliers and other persons with whom it has material business relationships and (iii) without limiting the generality of the preceding clauses (i) and (ii), not to take any of the following actions:

1.	amend or propose to amend its organizational documents (other than, in the case of AXIS, the bye-law amendment proposal) or waive any requirement thereof;

2.	declare or pay any dividends or make other distributions on its share capital, other than (A) dividends paid by a direct or indirect wholly owned subsidiary to it or its wholly owned subsidiaries and (B) ordinary course quarterly cash dividends on PartnerRe common shares and PartnerRe preferred shares or AXIS common shares and AXIS preferred shares, as applicable, with record and payment dates consistent with past practice, provided, that, in the case of clause (B), (i) the quarterly cash dividends payable in respect of PartnerRe common shares shall be permitted to increase in an amount not to exceed $0.70 per share per quarter, (ii) the quarterly cash dividends payable with respect of the AXIS common shares shall not be increased from their current amount of $0.29 and (iii) each of PartnerRe and AXIS shall be entitled to pay, for the quarter in which the closing date occurs, a pro rata dividend for the period from the first day of such quarter until the day immediately preceding the closing date. Notwithstanding the foregoing or any other provisions of the amalgamation agreement to the contrary, PartnerRe may declare, and PartnerRe has agreed to declare, an extraordinary cash dividend (or, as applicable, a cash payment) in an amount of $11.50 in respect of each common share of PartnerRe that, immediately prior to the effective time, is either issued and outstanding or underlies certain share-based equity awards granted by PartnerRe to certain of its directors and employees. The declaration of the special dividend will occur prior to the effective time and is subject to compliance with the Companies Act 1981 of Bermuda and will be contingent upon the submission of the formal application to the Registrar of Companies for the amalgamation to be registered with payment conditional on, and such payment date following, the consummation of the amalgamation by the issuance of the certificate of amalgamation by the Registrar of Companies. For the avoidance of doubt, the special dividend will not have been effectively declared and, therefore, will not be payable if the formal application to register the amalgamation is not submitted to the Registrar of Companies. PartnerRe will equitably adjust the exercise price of and, if applicable, the number of PartnerRe common shares covered by, each vested and unvested option and share appreciation right to account for the extraordinary cash dividend;

3.	(A) adjust, subdivide, consolidate or reclassify its share capital or issue, deliver or sell or authorize or propose the issuance, delivery or sale of any other securities in respect of, in lieu of or in substitution for, its share capital; (B) redeem, purchase or otherwise acquire, directly or indirectly, any shares or any securities convertible or exchangeable into or exercisable for any shares, (C) grant any person any right or option to acquire any shares, (D) issue, deliver or sell any additional shares or any securities convertible or exchangeable into or exercisable for any shares or securities (other than repurchases in the ordinary course pursuant to employee benefit plans or employment agreements, in each case in effect on the date of the amalgamation agreement); or (E) enter into any contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its share capital, except, as may be applicable in each of the preceding clauses (A) to (E), for: (i) the issuance of AXIS common shares or PartnerRe common shares upon the exercise or settlement of share options or other equity-related awards outstanding on the date of the amalgamation agreement under the AXIS share plans or PartnerRe share plans, (ii) issuances, sales or transfers by a wholly owned subsidiary of share capital, to it or another of its wholly owned subsidiaries, and (iii) certain grants of equity awards certain employees;

4.	except as required by certain existing benefit plans, certain accrued bonuses or as otherwise disclosed to the other party: (A) grant or increase any severance, change in control, retention or termination payments or benefits or any equity or equity-based compensation to any employee, director, officer, independent contractor or consultant (such persons, collectively, “associates”) other than for certain existing equity awards or certain non-equity based compensation in the ordinary course of business with respect to employees who are not directors or executive officers, (B) increase (or commit to increase) the compensation, bonus or benefits of any of its associates other than certain existing equity awards and non-equity in the ordinary course of business with respect to employees who are not directors or executive officers, (C) establish, adopt, terminate or amend any benefit plan (or any such benefit plan, agreement, program, policy or commitment or other arrangement that would be a benefit plan if it were in existence on the date of the amalgamation agreement) other than routine changes to welfare plans, (D) take any affirmative action to accelerate the vesting or payment of compensation or benefits under any benefit plan (including any outstanding awards of equity or equity-based compensation), (E) hire or promote any associate or (F) terminate, without “cause,” any employees other than, in the case of clauses (E) and (F), in the ordinary course of business and consistent with past practice (but subject to certain specified exceptions);

5.	acquire any business or any entity or division thereof, or any substantial portion of any of the foregoing, or sell, lease, transfer, license or encumber any of its material assets, product lines, businesses, rights or properties, other than (as may be applicable): (A) transactions between it and any of its wholly owned subsidiaries or transactions between any such subsidiaries, (B) the acquisition or disposition of investment assets in the ordinary course of business and in accordance with its investment guidelines, (C) acquisitions or dispositions, in either case by lease or license, of immaterial or obsolete tangible assets in the ordinary course of business, and (D) the creation or incurrence of permitted liens;

6.	establish, adopt or enter into any collective bargaining agreement or similar labor agreement;

7.	make or authorize any capital expenditures individually in excess of $2,000,000;

8.	(A) enter into, terminate, or modify and amend in any material respect any material contract, (B) enter into any new ceded reinsurance contracts except in the ordinary course of business consistent with past practice, (C) enter into any new contracts that would limit or otherwise restrict it, its subsidiaries, or the amalgamated company or its subsidiaries from engaging or competing in any line of business, in any geographic area or with any person or entity in any material respect, (D) enter into or modify or amend any contract constituting or relating to an interested party transaction, (E) enter into or modify any contract involving the assumption or insurance by it or any of its subsidiaries of liabilities other than in material compliance with their existing risk management and underwriting policies, practices and guidelines, (F) terminate, cancel or request any material change or waive any of its material rights in any material contract, ceded reinsurance contract or real property lease or (G) enter, to the extent material, any new lines of business, class or any markets in which it did not operate;

9.	incur, assume, guarantee or prepay any indebtedness, issue or sell any debt securities or other rights to acquire any debt securities of it or any of its subsidiaries, or enter into any “keep well” or other agreement to maintain any financial condition of another person, or enter into any swap or hedging transaction or other derivative agreements, other than (A) indebtedness incurred under the PartnerRe credit facilities or the AXIS credit facilities, as applicable, to support the insurance and reinsurance obligations of its insurance subsidiaries in the ordinary course of their business, (B) any amendment or replacement of the PartnerRe credit facilities or AXIS credit facilities (as the case may be) in connection with the amalgamation, (C) indebtedness for borrowed money among it and any of its wholly-owned subsidiaries (or otherwise among any of its wholly-owned subsidiaries) and (D) any swap or hedging transaction or other derivative agreements entered into: (x) in the ordinary course of business in connection with investment assets and in accordance with its investment guidelines or (y) in the ordinary course of business in connection with its weather and commodities business;

10.	(A) make any loans, advances or capital contributions to, or investments in, any other person or entity, other than to any of its wholly-owned subsidiaries, or (B) make, forgive or discharge, in whole or in part, any loans or advances to any of its current or former associates;

11.	change its accounting policies or procedures, subject to certain exceptions;

12.	change any material method of tax accounting, settle or compromise any audit or other proceeding relating to a material amount of tax, make or change any material tax election or file any material tax return, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes, enter into any closing agreement with respect to any material amount of taxes or surrender any right to claim any material tax refund;

13.	alter or amend in any material respect any existing underwriting, claim handling, loss control, investment, reserving or actuarial practice, guideline or policy or any material assumption underlying any reserves or actuarial practice or policy, subject to certain exceptions;

14.	settle or compromise any legal action, other than a settlement that (A) is solely for monetary damages for an amount not to exceed $500,000 for any such settlement individually or $2 million in the aggregate, and (B) is in the ordinary course for claims under policies and reinsurance contracts within applicable policy or contractual limits;

15.	acquire or dispose of any investment assets in any manner inconsistent with its investment guidelines;

16.	amend, modify or otherwise change its investment guidelines in any material respect;

17.	adopt or enter into any plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization;

18.	cancel any material indebtedness or waive any claims or rights of material value, in each case other than in the ordinary course of business;

19.	abandon, modify, waive or terminate any material permit; or

20.	agree, authorize or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals

Except as described below, PartnerRe and AXIS have agreed that, from the date of the amalgamation agreement until the closing or, if earlier, the termination of the amalgamation agreement in accordance with its terms, neither it nor any of its subsidiaries will, and that it will use its reasonable best efforts to cause its and its subsidiaries’ directors, officers, employees, agents, investment bankers, attorneys, accountants and other representatives not to, directly or indirectly:

•	initiate, solicit or take any action to knowingly facilitate or knowingly encourage any inquiry or requests for information with respect to, or the making of, or that could reasonably be expected to result in an “acquisition proposal” (as described below);

•	enter into, participate or engage in any negotiations concerning, or provide any non-public information or data to any person relating to it or any of its subsidiaries, or afford access to such party’s properties and books in connection with an acquisition proposal or indication of interest that could reasonably be expected to result in an acquisition proposal;

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal;

•	approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger or amalgamation agreement, acquisition agreement, option agreement or other similar agreement relating to any acquisition proposal;

•	terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement or obligations of any person; or

•	propose publicly or commit, authorize or agree to do any of the foregoing relating to any acquisition proposal.

For purposes of the amalgamation agreement, an “acquisition proposal,” when used with respect to PartnerRe or AXIS, means any proposal or offer made by any third-party with respect to:

•	a merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction with PartnerRe or AXIS, as applicable;

•	any purchase of an equity interest (including by means of a tender or exchange offer) of 15% or more of the voting or economic interests in PartnerRe or AXIS, as applicable; or

•	any purchase of assets, securities or ownership interests representing 15% or more of the consolidated assets, consolidated net revenues or earnings before interest, taxes, depreciation and amortization of PartnerRe or AXIS and their subsidiaries taken as a whole, as applicable;

Except as described below, each of PartnerRe and AXIS have also agreed that, prior to the closing date, neither their respective board of directors nor any committee thereof will, directly or indirectly:

•	withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in a manner adverse to the other party, their respective board recommendation that the AXIS shareholders or PartnerRe shareholders (as the case may be) vote affirmatively to adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation;

•	approve, adopt, recommend or declare advisable, or publicly propose to approve, adopt, recommend or declare advisable, any acquisition proposal;

•	if a tender offer or exchange offer for any outstanding shares of such party’s share capital is commenced, fail to recommend against the acceptance of such tender offer or exchange offer by such party’s shareholders (which includes taking no position or a neutral position) within five business days of the commencement thereof (or in the event of a change in the terms of the tender offer or exchange offer, within five business days of the announcement of such change); or

•	fail to include in this joint proxy statement/prospectus their respective board recommendation that the AXIS shareholders or PartnerRe shareholders (as the case may be) vote affirmatively to adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation.

Any of the four actions described in the immediately preceding paragraph are referred to in this joint proxy statement/prospectus as a “change of recommendation.”

Until the earlier of the receipt of their respective requisite shareholder vote and the termination of the amalgamation agreement in accordance with its terms, if PartnerRe or AXIS receives (such party, the “receiving party”) a written unsolicited bona fide acquisition proposal that the board of directors of the receiving party has determined in good faith, after consultation with its outside legal counsel and financial advisors: (i) constitutes a “superior proposal” (as described below) or (ii) would reasonably be likely to result in a superior proposal, then the receiving party may (A) furnish or disclose non-public information to the third party making such acquisition proposal if such third party executes a confidentiality agreement with customary provisions not materially less favorable in the aggregate to the receiving party than the existing confidentiality agreement, dated January 17, 2015, between PartnerRe and AXIS, and (B) engage in discussions or negotiations with such third-party with respect to its acquisition proposal, in each case, only if the receiving party’s board determines in good faith, after consultation with its outside legal counsel, that failure to do so would violate the fiduciary duties of the receiving party’s board under applicable law.

For purposes of the amalgamation agreement, “superior proposal” when used with respect to PartnerRe or AXIS, means a bona fide written acquisition proposal made after the date of the amalgamation agreement (except that references in the definition of “acquisition proposal” to 15% are replaced by 50%) on terms that the board of directors of the receiving party determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering factors it believes to be appropriate (including all terms and conditions of and all legal, financial, regulatory, timing and other aspects of the acquisition proposal, any breakup fees, conditions to consummation, conditions relating to financing, the availability and impact of any necessary financing, regulatory approvals or other events or conditions beyond the control of the party involving the condition, the impact of any downgrade in any credit rating of a party by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Group or Fitch Ratings Inc., that may be expected to result following the consummation of the acquisition proposal and the timing and likelihood of consummation of the acquisition proposal), are more favorable to the receiving party than the amalgamation, after taking into account any change to the terms of the amalgamation subsequently proposed by the other party.

Nothing contained in the amalgamation agreement, however, will prevent the AXIS board of directors or the PartnerRe board of directors, at any time prior to the receipt of its respective requisite shareholder vote, in response to the receipt of a written unsolicited bona fide acquisition proposal from effecting a change of recommendation if the AXIS board of directors or the PartnerRe board of directors, as the case may be, determines in good faith, after consultation with its outside legal counsel and financial advisors, that (x) failure to make such change of recommendation would violate the respective fiduciary duties of the AXIS board of directors or the PartnerRe board of directors, as the case may be, under applicable law and (y) such acquisition proposal constitutes a superior proposal; provided, that, the AXIS board of directors or the PartnerRe board of directors, as the case may be, will not be permitted to make a change of recommendation: (A) until at least five business days have passed following the PartnerRe board of directors’ or the AXIS board of directors’ respective receipt of a written notice from the other party that includes the reasons for the change of recommendation and the material terms and conditions of the superior proposal (including any proposed agreement, the identity of the third party, its sources of financing (if any) and any agreements related to financing (and any change in financial or other material terms of such proposal will require an additional five business day notice to the other party)); (B) during such five business day period (i) the AXIS board of directors or the PartnerRe board of directors, as applicable, provides the other party with a reasonable opportunity to make any adjustments to the terms and conditions of the amalgamation agreement and the amalgamation so that the acquisition proposal ceases to be a superior proposal, and negotiates with such party in good faith with respect to any adjustments; and (ii) the AXIS board of directors or the PartnerRe board of directors, as applicable, has determined in good faith at the end of such five business day period, after considering the results of the negotiations and the revised proposals made by the other party, and after consultation with its outside legal counsel and financial advisor, that the superior proposal giving rise to the written notice continues to be a superior proposal and that a failure to make a change in its recommendation would violate its fiduciary duties under applicable laws; (C) unless the AXIS board of directors or the PartnerRe board of directors, as the case may be, has not materially breached its obligations described under this section “—No Solicitation of Acquisition Proposals.”

Even if PartnerRe or AXIS, as the case may be, has made a change of recommendation such party shall still be required to call and hold its respective shareholders’ meeting for the purpose of obtaining its respective requisite shareholder vote in connection with the amalgamation.

Each of PartnerRe and AXIS will: (i) promptly orally notify the other party of any request for information or inquiries relating to an acquisition proposal, indicating the identity of the person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers (including copies of the most recent version of the proposed agreement and financing agreements (if any)), (ii) provide to the other party with written notice of any inquiry, proposal or offer within 24 hours of receipt and copies of any related written or electronic correspondence, (iii) keep the other party informed orally, as soon as is reasonably practicable, of the status and terms of any acquisition proposal, and (iv) provide any information to the other party (that was not previously provided) that it is furnishing to a third party, pursuant to the provisions described in this section “—No Solicitation of Acquisition Proposals,” at substantially the same time it provides such information to such other third party.

Each of PartnerRe and AXIS also agreed that it and its respective subsidiaries will: (i) immediately cease and terminate any existing activities, solicitations, discussions or negotiations, if any, with any third party or its representatives conducted prior to the date of the amalgamation agreement with respect to any acquisition proposal, (ii) request that any such third party and its representatives that has executed a confidentiality agreement in the 24-month period prior to the date of the amalgamation agreement that relates to an acquisition proposal with PartnerRe or AXIS (as the case may be) return or destroy as promptly as practicable all confidential information respectively furnished by PartnerRe or AXIS; (iii) immediately take all steps necessary to the extent reasonably possible to terminate any approval under any confidentiality, “standstill” or similar provision that may have been previously given by PartnerRe or AXIS to any third person to make an acquisition proposal; and (iv) take the necessary steps to promptly inform their representatives of their obligations described in this section “—No Solicitation of Acquisition Proposals.”

Efforts to Obtain Required Shareholder Votes

Each of PartnerRe and AXIS have agreed to hold their respective shareholders’ meeting within 55 days of the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part (provided that each of PartnerRe and AXIS may adjourn or postpone the meeting in accordance with their respective bye-laws and applicable law to the extent necessary to ensure that any necessary supplement or amendment to this joint proxy statement/prospectus is provided to its shareholders), and to use their respective reasonable best efforts to solicit the requisite shareholder approval for the proposals to approve the amalgamation agreement, the statutory amalgamation agreement and the amalgamation and in the case of AXIS, the bye-law amendment. The amalgamation agreement requires each of PartnerRe and AXIS to submit these proposals to a shareholder vote even if its respective board of directors has changed its recommendation related to such proposals, and this joint proxy statement/prospectus and any accompanying materials may include appropriate disclosure with respect to such adverse recommendation change if and to the extent the PartnerRe or AXIS board of directors (as the case may be) determines that the failure to include such disclosure would violate its fiduciary duties under applicable laws. The parties have also agreed to use commercially reasonable efforts to hold their respective special general meetings on the same date. Each party has the right to delay (with notice to the other party) the time of the applicable shareholder meeting to ensure that the amalgamation vote at each shareholder meeting is taken, and the poll with respect to such vote is closed, simultaneously.

Efforts to Complete the Amalgamation

PartnerRe and AXIS agreed, upon the terms and subject to the conditions of the amalgamation agreement, to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary or proper or advisable to consummate and make effective, in the most expeditious manner practicable and in any event prior to the end date (described below under “—Termination of the Amalgamation Agreement”) the amalgamation, including:

•	the obtaining of all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from governmental entities and the making of all other necessary registrations and filings,

•	the obtaining of all consents, approvals or waivers from third parties that are necessary or desirable or required in connection with the amalgamation and are material to the business of AXIS or PartnerRe, as the case may be,

•	the preparation of the registration statement and the joint proxy statement,

•	the execution and delivery of any additional instruments necessary to complete the transactions contemplated by the amalgamation agreement; and

•	the providing of all such information concerning such party, its affiliates and its affiliates’ respective officers, directors, employees and partners as may reasonably be requested or necessary in connection with any statement, filing, action, application or matters described in this section of the joint proxy statement/prospectus “—Efforts to Complete the Amalgamation.”

In connection with the foregoing, however, neither party will be required to sell, divest or hold separate or otherwise dispose of any assets, product lines or businesses, the amalgamated company will not be required to conduct the business of either AXIS or PartnerRe or their subsidiaries, taken as whole after giving effect to the amalgamation, in a specified manner following the effective time, and no party will be required to take any action (including any of the foregoing actions) if such action would reasonably be expected to have a material adverse effect on the amalgamated company or its subsidiaries taken as whole after giving effect to the amalgamation. The actions described in this paragraph shall be collectively referred to as “regulatory material adverse effect.”

Following the execution of the draft amendment, PartnerRe and AXIS agreed to, and to cause their respective subsidiaries and representatives to, (i) draft joint presentations, materials and other documents for all meetings, calls, presentations and road shows to shareholders, analysts and shareholder advisory services in respect of the amalgamation and (ii) schedule and participate in such meetings, calls, presentations and road shows including, where appropriate, causing the participation of the directors or members of senior or executive management of PartnerRe and AXIS having suitable authority or expertise, such meetings, calls, presentations and road shows to commence prior to the filing of this joint proxy statement/prospectus.

Consents and Approvals

See the section of this joint proxy statement/prospectus titled “The Amalgamation—Regulatory Clearances Required for the Amalgamation”, for a description of the material regulatory approvals required for consummation of the amalgamation.

Governance Matters After the Amalgamation

The amalgamation agreement contains certain provisions relating to the governance of the amalgamated company following the effective time, which may also be reflected in the bye-laws of the amalgamated company that are attached hereto as an exhibit to the statutory amalgamation agreement.

Board of Directors

The full board of directors of the amalgamated company will consist of 14 directors (collectively, the “post-closing directors”), to comprise of seven directors initially designated by AXIS (the “AXIS board designees”) and seven directors initially designated by PartnerRe (the “PartnerRe board designees”). One PartnerRe board designee shall be Jean-Paul Montupet and one AXIS board designee will be Albert Benchimol. The post-closing directors will serve until the earlier of their resignation or removal or until their respective successors are elected or appointed in accordance with the bye-laws of the amalgamated company.

PartnerRe and AXIS agreed to take all actions reasonably necessary so that the amalgamated company board of directors designates the following six committees: audit, risk, nominating and corporate governance, finance, compensation and executive. Each such committee will be composed of post-closing directors drawn equally from the AXIS board designees and the PartnerRe board designees who will serve until the earlier of their resignation or removal or until their respective successors are elected or appointed or such other time as the board of directors of the amalgamated company determines to reconstitute or eliminate such committee, in each case in accordance with the bye-laws of the amalgamated company. The initial chairpersons of the risk, nominating and corporate governance and compensation committees of the amalgamated company board of directors will be designated by the AXIS board of directors in its sole discretion and the initial chairpersons of the audit, finance and executive committees of the amalgamated company board of directors will designated by the PartnerRe board of directors in its sole discretion. Such initial chairpersons will serve until the earlier of their resignation or removal or until their respective successors are duly elected or appointed or such other time as the as the board of directors of the amalgamated company determines to reconstitute or eliminate such committee, in each case in accordance with the bye-laws of the amalgamated company.

President and Chief Executive Officer and Chairman of the Board

Immediately after the effective time Albert Benchimol will be appointed as the president and Chief Executive Officer of the amalgamated company and Jean-Paul Montupet will be elected as the Chairman of the amalgamated company board of directors. The bye-laws of the amalgamated company will also provide that: (i) until the third anniversary of the effective date, the affirmative vote of 75% of the amalgamated company board of directors (excluding interested directors, employees and officers) will be required to remove Mr. Benchimol or Mr. Montupet from such roles, (ii) any amendments to the preceding provisions relating to the removal of Mr. Benchimol or Mr. Montupet will require the affirmative vote of 75% of the amalgamated company board of directors (excluding interested directors, employees and officers) and (iii) the amalgamated company board of directors will consist of a staggered board.

Directors’ and Officers’ Indemnification and Insurance

Following the effective time, the amalgamated company will indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of PartnerRe, AXIS and their respective subsidiaries against all losses, claims, damages, judgments, expenses and other liabilities that are paid in settlement of or in connection with any legal action based or arising on such person’s respective service prior to the effective time, whether asserted or claimed prior to, at or after the effective time (including acts or omissions relating to the approval of the amalgamation), to the fullest extent permitted under PartnerRe’s organizational documents and AXIS’ organizational documents (as the case may be) and any indemnification agreement entered into between a party and such person.

In addition, at the effective time the amalgamated company will purchase a “tail” directors’ and officers’ liability insurance policy, for the present and former directors and officers of each of PartnerRe, AXIS and their respective subsidiaries who were covered prior to the effective time by existing policies of directors’ and officers’ liability insurance, which provides coverage for six years following the effective time and on other terms that provide at least substantially equivalent benefits to the covered persons as the existing policies.

If the amalgamated company consolidates with or merges into any person and is not the surviving company, or transfers substantially all of its assets or properties to any person, then the amalgamated company or its respective successors or assigns must ensure that such person assumes the amalgamated company’s obligations described under this section of the joint proxy statement/prospectus titled “—Directors’ and Officers’ Indemnification and Insurance.”

Employees and Employee Benefits

Employees of AXIS and PartnerRe will receive service credit for the purposes of eligibility to participate in and vesting (but not for the purposes of benefit accrual or vesting of equity compensation) under the employee benefit plans maintained by the amalgamated company, to the same extent that service was recognized prior to the effective time under a comparable plan of AXIS or PartnerRe.

PartnerRe agreed to terminate its employee share purchase plans effective as of the effective time, and to ensure that: (i) no new offering periods will begin after January 25, 2015, (ii) no new participants will be permitted to be enrolled in any employee share purchase plans and existing participants will not be able to increase deferral rates under an employee share purchase plan, and (iii) if the closing occurs during an existing offer period, to take such actions required to end the offering period effective as of the last business day prior to the effective time.

Other Covenants and Agreements

The amalgamation agreement contains certain other covenants and agreements, including covenants relating to:

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time;

•	each of the parties using its reasonable best efforts to cause the amalgamation to constitute a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended;

•	right to review and approve over the other party’s public announcements and broadly-distributed emails and memos to non-executive employees, in each case relating to the amalgamation agreement, other than (i) as required by applicable law or the requirements of the NYSE (and in that event only if time does not permit), (ii) with respect to a change of recommendation by either party’s board of directors or (iii) in connection with any unsolicited acquisition proposal made to, or received by, a party;

•	the parties taking reasonably necessary actions to cause certain dispositions or acquisitions of AXIS common shares and PRE common shares by certain individuals resulting from the amalgamation to be exempt from Section 16(b) of the Exchange Act;

•	using reasonable best efforts to cause the PartnerRe AXIS Capital Limited common shares issuable in connection with the amalgamation to be approved for listing on the NYSE, subject to official notice of issuance, at the closing;

•	notifying the other party of: (i) any communication by a third party alleging that the consent of such third party is or maybe required in connection with the amalgamation, (ii) any communication from any governmental entity in connection with the amalgamation, and (iii) any legal actions threatened or commenced against it or any of its subsidiaries or otherwise affecting it or any of its subsidiaries that are related to the amalgamation or (iv) any event which causes or is reasonably likely to cause a material adverse effect;

•	(i) notifying the other party of any shareholder litigation (including derivative actions) brought by any of its shareholders relating to the amalgamation agreement or the amalgamation, (ii) providing the other party with the opportunity to participate in the defense or settlement of any such shareholder litigation, and (iii) obtaining the other party’s consent prior to agreeing to any such settlement (which consent may not be unreasonably withheld, conditioned or delayed).

•	to the extent the parties mutually agree to obtain new credit facilities or obtain amendments or waivers to existing credit facilities, the parties shall use commercially reasonable efforts to cooperate with each other in connection with the credit facilities;

•	other than the requisite shareholder votes, each of the parties obtaining all requisite board of directors, shareholder and member approvals, to the extent not obtained prior to the date of the amalgamation agreement, that may be required to be obtained to consummate the transactions; and

•	each of the parties fulfilling its obligations to inform and consult with any employee representative bodies (including any unions, labor organizations or works councils) which represent employees affected by the transactions.

Conditions to Consummation of the Amalgamation

The obligations of PartnerRe and AXIS to consummate the transactions contemplated by the amalgamation agreement are subject to the satisfaction or waiver of the following conditions:

•	each of PartnerRe and AXIS shall have obtained the required affirmative vote of its shareholders to adopt and approve the amalgamation agreement, the statutory amalgamation agreement and the amalgamation;

•	the PartnerRe AXIS Capital Limited common shares to be issued in connection with the amalgamation have been approved for listing on the NYSE, subject to official notice of issuance;

•	all transaction approvals have been filed, have occurred or been obtained and are in full force and effect or the waiting periods applicable thereto have terminated or expired, in each case, without causing a regulatory material adverse effect;

•	the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, has become effective under the Securities Act and is not the subject of any stop order or proceedings seeking a stop order; and

•	no law, injunction or order by a governmental entity shall have enjoined, restrained or prohibited the amalgamation or the transactions contemplated by the amalgamation agreement.

In addition, each of PartnerRe’s and AXIS’ obligations to consummate the transactions are also separately subject to the satisfaction or waiver of the following additional conditions:

•	subject to the applicable materiality standards provided in the amalgamation agreement, the representations and warranties of the other party in the amalgamation agreement will be true and correct as of the closing date;

•	the other party will have performed or complied in all material respects with all obligations and covenants required to be performed by it under the amalgamation agreement;

•	since the date of the amalgamation agreement, there has not been any effect, change, event or occurrence that has had, or is reasonably likely to have, individually or in the aggregate, a material adverse effect with respect to the other party;

•	receipt by each of PartnerRe and AXIS of a duly executed certificate from the other party certifying that the conditions set forth in each of the preceding three bullet points have been satisfied;

•	receipt by each of PartnerRe and AXIS of a written tax opinion from such party’s legal counsel with respect to certain U.S. federal income tax consequences of the amalgamation;

•	all required actions will have been taken such that, immediately following the effective time, the PartnerRe and the AXIS director designees to the amalgamated company will have been appointed and are entitled to serve; and

•	the insurance subsidiaries of each party domiciled in Bermuda will have been assigned a financial strength rating of at least “A-” from A.M. Best Company, Inc.

Termination of the Amalgamation Agreement

The amalgamation agreement may be terminated at any time before the effective time by mutual written consent of AXIS and PartnerRe and, subject to certain limitations described in the amalgamation agreement, by either AXIS or PartnerRe if any of the following occurs:

•	the amalgamation has not been consummated by the end date except that this right of termination is not available to any party whose failure to comply in any material respect with any covenant or obligation under the amalgamation agreement has primarily contributed to the failure of the amalgamation to occur on or before such date;

•	if at the PartnerRe special general meeting (including any adjournment or postponement thereof) the requisite approval of the PartnerRe shareholders has not been obtained;

•	if at the AXIS special general meeting (including any adjournment or postponement thereof) the requisite approval of the AXIS shareholders has not been obtained;

•	a law or regulation prohibits or makes illegal the consummation of the amalgamation, or any order restrains, enjoins or otherwise prohibits consummation of the amalgamation and such order shall have become final and nonappealable, except that this right of termination shall not be available to any party whose failure to comply in any material respect with any covenant or obligation under the amalgamation agreement has primarily caused the issuance of such order; or

•	there has been a material breach by the other party of its representations, warranties, covenants or agreements contained in the amalgamation agreement, which breach would result in the failure of certain closing conditions to be satisfied on or prior to the end date, and such breach is not capable of being cured or has not been cured within 30 business days after detailed written notice of such breach has been received by the party alleged to be in breach.

Termination by AXIS

The amalgamation agreement may also be terminated, at any time prior to obtaining the required vote of the PartnerRe shareholders, by AXIS, if any of the following occurs:

•	the PartnerRe board of directors effects a change of recommendation;

•	an acquisition proposal with respect to PartnerRe was publicly announced or disclosed (or any person has publicly announced an intention (whether or not conditional) to make such acquisition proposal) after the date of the amalgamation agreement and the PartnerRe board of directors fails to publicly affirm its recommendation that the PartnerRe shareholders adopt the amalgamation agreement within five business days after receipt of a written request from AXIS to do so;

•	the PartnerRe board of directors publicly announces an intention to take any of the foregoing actions described in the two preceding bullet points; or

•	PartnerRe has materially breached (A) its obligations regarding the holding of its special general meeting or (B) its non-solicitation obligations under the amalgamation agreement.

Termination by PartnerRe

The amalgamation agreement may also be terminated, at any time prior to obtaining the required vote of the AXIS shareholders, by PartnerRe, if any of the following occurs:

•	the AXIS board of directors effects a change of recommendation;

•	an acquisition proposal with respect to AXIS was publicly announced or disclosed (or any person has publicly announced an intention (whether or not conditional) to make such an acquisition proposal) after the date of the amalgamation agreement and the AXIS board of directors fails to publicly affirm its recommendation that the AXIS shareholders adopt the amalgamation agreement within five business days after receipt of a written request from PartnerRe to do so;

•	the AXIS board of directors publicly announces an intention to take any of the foregoing actions described in the two preceding bullet points; or

•	AXIS has materially breached (A) its obligations regarding the holding of its special general meeting or (B) its non-solicitation obligations under the amalgamation agreement.

New York Stock Exchange De-listing and Exchange Act Deregistration

PartnerRe and AXIS have agreed to use their reasonable best efforts to cause the PartnerRe common shares and AXIS common shares to be de-listed from the NYSE and deregistered under the Exchange Act promptly following the effective time.

Effect of Termination; Liability for Breach

If the amalgamation agreement is terminated as described in the section of this joint proxy statement/prospectus titled “—Termination of the Amalgamation Agreement” the amalgamation agreement will become void and have no effect (other than the survival of certain provisions including those relating to confidentiality), without any liability of any party or its directors, officers or shareholders, except that no party will be relieved of liability for fraud or any willful and intentional breach of any provision of the amalgamation agreement. If it is judicially determined that the termination of the amalgamation agreement was caused by a willful and intentional breach of the amalgamation agreement, then, in addition to other remedies at law or equity for a willful and intentional breach of the amalgamation agreement, the party so found to be willfully and intentionally breaching the amalgamation agreement will indemnify and hold harmless the other parties for their respective reasonable out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the amalgamation agreement, including severance costs and related expenses, and related documentation and shareholders’ meetings and consents.

Termination Fee

Upon payment by AXIS or PartnerRe, as the case may be, of the termination fee of $280 million (the “termination fee”) in full, such party will no longer be required to indemnify and hold harmless the other parties for their respective costs pursuant to the provision described in the preceding sentence.

AXIS will be obligated to pay the termination fee to PartnerRe or its designee:

•	following termination of the amalgamation agreement for any reason pursuant to the provisions described under the section of this joint proxy statement/prospectus titled “—Termination of the Amalgamation Agreement—Termination by PartnerRe;” or

•	if PartnerRe terminates the amalgamation agreement because: (i) AXIS materially breaches its representations, warranties, covenants or agreements so that the related closing condition fails or (ii) the end date is reached, in each case following the public announcement of an acquisition proposal with respect to AXIS, and within 12 months after the date of such termination AXIS enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces or consummates, a business combination (as defined below).

PartnerRe will be obligated to pay the termination fee to AXIS or its designee:

•	following termination of the amalgamation agreement for any reason pursuant to the provision described under the section of this joint proxy statement/prospectus titled “—Termination of the Amalgamation Agreement—Termination by AXIS;” or

•	if AXIS terminates the amalgamation agreement because: (i) PartnerRe materially breaches its representations, warranties, covenants or agreements so that the related closing condition fails or (ii) the end date is reached, in each case following the public announcement of an acquisition proposal with respect to PartnerRe, and within 12 months after the date of such termination PartnerRe enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces or consummates, a business combination.

For the purposes of the section of this joint proxy statement/prospectus titled “—Effect of Termination; Liability for Breach,” the term “business combination” shall mean any merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving AXIS, in the case of AXIS, or PartnerRe in the case of PartnerRe, as a result of which the shareholders of AXIS or the shareholders of PartnerRe, as applicable, prior to such transaction in the aggregate cease to own more than 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate entity thereof), (ii) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 50% voting or economic interest in AXIS or PartnerRe, as applicable, or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 50% of the consolidated assets (including shares of the respective subsidiaries of AXIS or PartnerRe, as applicable), consolidated net revenues or earnings before interest, taxes, depreciation and amortization of AXIS and its subsidiaries, taken as a whole, or PartnerRe and its subsidiaries, taken as a whole, as applicable.

No Approval Fee

AXIS will be obligated to pay a fee of $55 million (the “no approval fee”) to PartnerRe or its designee if either party has terminated the amalgamation agreement because the required AXIS shareholder approval has not been obtained (and if PartnerRe is the terminating party, the required PartnerRe shareholder approval has been obtained or such vote has not yet been taken); provided, that, if an acquisition proposal with respect to AXIS was publicly announced prior to the special general meeting of AXIS shareholders at which the required vote of AXIS’ shareholders was not obtained and, within 12 months after the date of such termination, AXIS enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces or consummates, a business combination, then AXIS will also pay to PartnerRe or its designee an additional $225 million in cash (in addition to the no approval fee).

PartnerRe will be obligated to pay the no approval fee to AXIS or its designee if either party has terminated the amalgamation agreement because the required PartnerRe shareholder approval has not been obtained (and if AXIS is the terminating party, the required AXIS shareholder approval has been obtained or such vote has not yet been taken); provided, that, if an acquisition proposal with respect to PartnerRe was publicly announced prior to the special general meeting of PartnerRe shareholders at which the required vote of PartnerRe’s shareholders was not obtained and, within 12 months after the date of such termination, PartnerRe enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces or consummates, a business combination, then PartnerRe will also pay to AXIS or its designee a further $225 million in cash (in addition to the no approval fee).

Expense Reimbursement

Upon any termination of the amalgamation agreement where the termination fee or the no approval fee is payable, the party liable to pay the termination fee or no approval fee shall, in addition to the payment of the termination fee or the no approval fee (as applicable), reimburse the other party and its affiliates after such termination for 100% of such party’s out-of-pocket fees, costs, obligations owed to third parties and expenses (including reasonable fees and expenses of their counsel) actually incurred by any of them in contemplation of, or in connection with the consideration, negotiation or implementation of the amalgamation or the other actions contemplated by the amalgamation agreement in an amount not to exceed $35 million.

Expenses

Except as described above in the section of this joint proxy statement/prospectus titled “—Effect of Termination; Liability for Breach” all costs and expenses incurred in connection with the amalgamation agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, although the expenses incurred in connection with filing, printing and mailing the registration statement on Form S-4 and this joint proxy statement/prospectus and otherwise incurred in connection with obtaining the required transaction approvals will be shared equally by AXIS and PartnerRe.

Amendments, Extensions and Waivers

The amalgamation agreement may be amended by the parties in writing, by action of their respective boards of directors, at any time before or after the receipt of the requisite approval of the PartnerRe shareholders or the requisite approval of AXIS shareholders, but after any such shareholder approval, no amendment may be made which by law requires the further approval or authorization by the shareholders of PartnerRe or AXIS without such further shareholder approval or authorization.

Prior to the effective time, PartnerRe and AXIS, by action of their respective boards of directors, may, in writing and to the extent legally allowed: (i) extend the time for performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the amalgamation agreement or in any document delivered pursuant to the amalgamation agreement and (iii) waive compliance of the other party with any of the applicable agreements or conditions contained in the amalgamation agreement or any document delivered pursuant to the amalgamation agreement.

Governing Law; Jurisdiction

The amalgamation agreement is governed by and is to be construed, in all respects, with regard to the laws of New York, including as to validity, interpretation and effect, provided, that any provisions of the amalgamation agreement relating to a director’s or officer’s fiduciary duties, statutory duties, obligations and/or statutory provisions, or which arise under the laws of Bermuda, shall be governed by the laws of Bermuda (including amalgamations under the Companies Act). The parties have agreed and submitted to the exclusive jurisdiction of the Supreme Court of Bermuda (and appropriate appellate courts therefrom) for the purposes of any litigation or other proceeding arising out of or relating to the amalgamation agreement or its subject matter. Each party has agreed to waive any objection to the laying of venue in such courts.

Dissenting Shares

At the effective time, all common shares or preferred shares of AXIS or PartnerRe, as the case may be, held by a dissenting shareholder shall be cancelled and converted into the right to receive the respective amalgamation consideration for such shares set forth in the amalgamation agreement or, as the case may be, preferred shares of the amalgamated company. In the event that the fair value of a dissenting share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act is greater than the consideration or, as the case may be, the value of the preferred share of the amalgamated company received for such share pursuant to the terms of the statutory amalgamation agreement, the dissenting shareholder shall be entitled to receive such difference from the amalgamated company by payment made within one month after such fair value is finally determined pursuant to such appraisal procedure. Each party must give prompt notice to the other of any demands (or withdrawal thereof) or applications for appraisal and provide the other party with the opportunity to participate and be regularly consulted in any appraisal proceedings or settlement negotiations. Neither party may voluntarily make any payments with respect to or settle any demands or applications for appraisal without the other party’s consent (such consent not to be unreasonably withheld or delayed).

No Third-Party Beneficiaries

While the amalgamation agreement is not intended, and will not be construed, to create any third-party beneficiaries or confer upon any person other than the parties to the amalgamation agreement any rights, benefits or remedies of any nature, it provides a limited exception for each present and former director and officer of PartnerRe and AXIS to continue to have indemnification, advancement of expenses and liability insurance coverage following the effective time as described under in the section of this joint proxy statement/prospectus titled “—Directors’ and Officers’ Indemnification and Insurance”.

Specific Performance

PartnerRe and AXIS have recognized and agreed that, if for any reason any of the provisions of the amalgamation agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under applicable law. Accordingly, in addition to all other remedies to which a party to the amalgamation agreement may be entitled, each party is also entitled to a decree of specific performance and will further be entitled to an injunction restraining any violation or threatened violation of any of the provisions of the amalgamation agreement without the necessity of posting a bond or other form of security. In the event that any action should be brought in equity to enforce any of the provisions of the amalgamation agreement, no party will allege, and each party has waived the defense, that there is an adequate remedy under applicable law.

REGULATORY MATTERS

Subject to the terms and conditions of the amalgamation agreement and in accordance with applicable laws, PartnerRe and AXIS have agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the amalgamation and the other transactions contemplated by the amalgamation agreement in the most expeditious manner practicable, as discussed in the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Consents and Approvals.”

Notwithstanding the foregoing, in connection with obtaining a required regulatory approval, neither PartnerRe nor AXIS nor any of their respective subsidiaries will be required to agree to take or refrain from taking, any action that would be expected to have a regulatory material adverse effect.

Antitrust

Under the HSR Act, PartnerRe and AXIS cannot consummate the amalgamation until PartnerRe and AXIS have notified the Antitrust Division and the FTC of the amalgamation and furnished them with certain information and materials relating to the amalgamation and the applicable waiting period has terminated or expired. The termination or expiration of the waiting period means the parties have satisfied the regulatory requirements under the HSR Act. PartnerRe and AXIS filed the required notifications with the Antitrust Division and the FTC on March 3, 2015. The parties received early termination of the waiting period on March 23, 2015.

Both PartnerRe and AXIS operate in the European Union. The EU Merger Regulation requires notification of and approval by the European Commission of mergers or acquisitions involving parties with worldwide and European Union sales exceeding given thresholds. The European Commission has an initial period of 25 working days after receipt of the notification to issue its decision (“Phase I”). The European Commission may extend this Phase I period to 35 working days if, within the first 20 working days after submission of the notification, the parties propose remedies to address any competition concerns identified by the European Commission. The European Commission may open an extended investigation, which extends Phase I by up to 90 working days, and can be extended to 105 working days if remedies are offered after the 55th working day or to 110 working days by request of the parties or by the Commission with consent of the parties. The amalgamation cannot be consummated until after the European Commission has issued its clearance decision. PartnerRe and AXIS filed the required notifications with the European Commission on April 24, 2015 and received the required clearance on May 22, 2015.

PartnerRe and AXIS derive revenues in other jurisdictions where merger or acquisition control filings or clearances are or may be required, including clearances in Canada, Colombia, Russia, Turkey and Ukraine. In addition, clearance under the Australian Foreign Investment Review Board will also be required. The amalgamation cannot be consummated until after the applicable waiting periods have expired or been terminated or the relevant approvals have been obtained under the antitrust and competition and foreign investment laws of the jurisdictions listed above where filings or approvals are or may be required. The required filings have been made and the applicable waiting periods have expired or been terminated or the relevant approvals have been obtained under the antitrust and competition laws of the United States, the European Union, Canada, Colombia, Russia, Turkey and Ukraine. Clearance under the Australian Foreign Investment Review Board was received on May 15, 2015.

Insurance and Other Regulatory Matters

The insurance laws and regulations of all 50 U.S. states and the District of Columbia generally require that before the acquisition of control of an insurance company, either through the acquisition of or amalgamation with the insurance company or a holding company of that insurance company, the acquiring party must obtain approval from the insurance regulator of the insurance company’s state of domicile. In addition, under the laws of certain states, an acquirer must obtain the approval of the state’s insurance regulator to acquire control of an insurance company that is commercially domiciled in that state.

Applications or notifications in connection with the amalgamation or the changes in control of various subsidiaries of PartnerRe and AXIS that may be deemed to occur as a result of the amalgamation have been filed, pursuant to the amalgamation agreement, with various U.S. state regulatory authorities, including the California Insurance Department, the Connecticut Insurance Department, the Delaware Insurance Department, the Illinois Department of Insurance, the New York Department of Financial Services, and the Ohio Department of Insurance.

Applications for approval or notifications to regulators have also been filed in certain non-U.S. jurisdictions, including but not limited to, Australia, Bermuda, Canada, Ireland, Singapore and the United Kingdom. A no issues letter with respect to the amalgamation was received on March 13, 2015 from the Bermuda Monetary Authority. Approval of the acquisition of control resulting from the amalgamation was received on April 30, 2015 from the Australian Prudential Regulatory Authority. Consent to the proposed amalgamation was received on May 14, 2015 from a regulator in the United Kingdom.

Although PartnerRe and AXIS do not expect these regulatory authorities to raise any significant concerns in connection with their review of the amalgamation, there is no assurance that PartnerRe and/or AXIS will obtain all required regulatory approvals on a timely basis, if at all, or that these approvals will not include a restriction, limitation or condition that would trigger a burdensome condition, which, in such case, would permit PartnerRe or AXIS to refuse to close the transactions contemplated by the amalgamation agreement and consummate the amalgamation.

Other than the approvals and notifications described above, neither PartnerRe nor AXIS is aware of any material regulatory approvals required to be obtained, or waiting periods required to expire, after the making of a filing. If the parties discover that other approvals or filings and waiting periods are necessary, they will seek to obtain or comply with them, although, as is the case with the regulatory approvals described above, there can be no assurance that they will be obtained on a timely basis, if at all, or would not constitute a regulatory material adverse effect.

THE PARTNERRE SPECIAL GENERAL MEETING

Date, Time and Place

The PartnerRe special general meeting will take place at 9:00 a.m., Atlantic time, on July 24, 2015, at PartnerRe’s offices at 90 Pitts Bay Road, Pembroke HM 08 Bermuda.

Purposes of the PartnerRe Special General Meeting

At the PartnerRe special general meeting, the holders of PartnerRe preferred shares will be asked to consider and vote on only Proposal 1 and Proposal 3 below and the holders of PartnerRe common shares will be asked to consider and vote on all of the following proposals:

•	Proposal 1: to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation;

•	Proposal 2: on an advisory (nonbinding) basis, to approve the compensation that may be paid or become payable to PartnerRe’s named executive officers in connection with the amalgamation; and

•	Proposal 3: to approve the adjournment of the special general meeting, if necessary or appropriate, to solicit additional proxies, if there are insufficient votes to approve the amalgamation proposal at such special meeting.

Consummation of the amalgamation is conditioned on, among other things, approval of Proposal 1 (the amalgamation proposal) above, but is not conditional on the approval of Proposals 2 and 3.

PartnerRe’s board of directors has unanimously (1) determined that the amalgamation, on the terms and conditions set forth in the amalgamation agreement, is fair to, and in the best interests of, PartnerRe, (2) approved the amalgamation agreement, the statutory amalgamation agreement and the transactions contemplated thereby and (3) resolved that the amalgamation proposal be submitted to the PartnerRe shareholders for their consideration at the PartnerRe special general meeting. Accordingly, the PartnerRe board of directors unanimously recommends that PartnerRe shareholders vote (1) ”FOR” the amalgamation proposal and (2) ”FOR” the other proposals described in this joint proxy statement/prospectus in respect of which they are entitled to vote.

PartnerRe Record Date and Voting by PartnerRe Directors and Executive Officers

Only PartnerRe shareholders of record, as shown on PartnerRe’s register of members, at the close of business on May 18, 2015, the record date for the PartnerRe special general meeting, will be entitled to notice of, and to vote at, the PartnerRe special general meeting or any adjournment or postponement thereof. As of May 18, 2015, the record date for the PartnerRe special general meeting, there were 47,776,723 PartnerRe common shares and 34,150,000 PartnerRe preferred shares issued and outstanding. As of the same date, PartnerRe directors, executive officers and their affiliates had the right to vote 863,183 PartnerRe common shares, including any exercisable PartnerRe share options and share appreciation rights, representing approximately 1.8% of the total PartnerRe common shares issued and outstanding. PartnerRe currently expects that all of its directors and executive officers will vote “FOR” each proposal on the WHITE proxy card.

Quorum

The quorum required at the commencement of the PartnerRe special general meeting to consider the proposals is the presence in person or by proxy of the holders of shares representing not less than 25% of the shares in the capital of PartnerRe (including fractions of a share) at the record date. The quorum required specifically to consider the amalgamation proposal shall be the same.

Required Vote

The holders of PartnerRe preferred shares will be entitled to vote on only the amalgamation proposal and the adjournment proposal, whereas the holders of PartnerRe common shares will be entitled to vote on all of the proposals. The affirmative vote of the majority of the votes cast at the PartnerRe special general meeting, at which a quorum under the PartnerRe bye-laws is present, is required to approve each matter to be acted on, including the amalgamation proposal and any adjournment proposal. Each PartnerRe share, including the PartnerRe preferred shares, will carry the right to approve and adopt the amalgamation proposal. Each PartnerRe share, including the PartnerRe preferred shares, will carry the right to vote on the adjournment proposal. The vote required for each of the proposals is set forth under the description of each proposal in the section of this joint proxy statement/prospectus titled “The PartnerRe Special General Meeting—Proposals to be Submitted to PartnerRe Shareholders; Voting Requirements and Recommendations” for more information.

Voting Securities

Except as provided below: (i) holders of PartnerRe common shares have one vote for each PartnerRe common share held by them and are entitled to vote on all the proposals voted on at the PartnerRe special general meeting or any adjournment thereof; and (ii) holders of PartnerRe preferred shares have one vote for each PartnerRe preferred share held by them and are entitled to vote on each of the amalgamation proposal and the adjournment proposal.

If any person would be a Ten Percent Shareholder (as such capitalized term is defined in the PartnerRe bye-laws), notwithstanding any provision to the contrary in the PartnerRe bye-laws, the votes conferred by the Controlled Shares (as such capitalized term is defined in the PartnerRe bye-laws) of such person are reduced (and shall automatically be reduced in the future) by whatever amount is necessary so that after any such reduction such person shall not be a Ten Percent Shareholder. In determining the reduction in votes conferred by Controlled Shares pursuant to the PartnerRe bye-laws, the reduction in vote conferred by the Controlled Shares of any person shall be effected proportionately among all the Controlled Shares of such person, provided, however, that if a PartnerRe shareholder owns, or is treated as owning by the application of section 958 of the Code, interests in another PartnerRe shareholder, any reduction in votes conferred by Controlled Shares of such PartnerRe shareholder (determined solely on the basis of PartnerRe shares held directly by such PartnerRe shareholder and PartnerRe shares attributed to such PartnerRe shareholder) shall first be effected by reducing the votes conferred on the PartnerRe shares held directly by the PartnerRe shareholder that owns directly or through another entity an interest in such other PartnerRe shareholder.

Notwithstanding anything to the contrary in the PartnerRe bye-laws, in addition to the above, PartnerRe shares shall not carry rights to vote, or shall have reduced voting rights, to the extent that the PartnerRe board of directors reasonably determines that it is necessary that such shares should not carry the right to vote or should have reduced voting rights in order to avoid non-de minimis adverse tax, legal or regulatory consequences to PartnerRe or any subsidiary of PartnerRe or any PartnerRe shareholder or affiliate of any PartnerRe shareholder, provided that the PartnerRe board shall use reasonable efforts to exercise such discretion equally among similarly situated PartnerRe shareholders.

Because the applicability of PartnerRe’s voting power reduction bye-law provisions to any particular shareholder depends on facts and circumstances that may be known only to the shareholder or related persons, PartnerRe requests that PartnerRe shareholders holding 9.9% or more of issued PartnerRe shares contact PartnerRe promptly so that PartnerRe may determine whether the voting power of such holder’s PartnerRe shares should be reduced. PartnerRe’s board of directors may require any direct or indirect holder of shares to provide such information as PartnerRe’s board of directors may reasonably request for the purpose of implementing the provision in the PartnerRe bye-laws relating to the adjustment of voting power. If a PartnerRe shareholder fails to timely respond to such a request, or submits incomplete or inaccurate information in response to such a request, the PartnerRe board of directors may determine in its sole discretion that such holder’s shares shall carry no or reduced voting rights until otherwise determined by the PartnerRe board of directors in its reasonable discretion.

Abstentions and “Broker Non-Votes”

Abstentions and, if applicable, “broker non-votes” will be counted toward the presence of a quorum at the special general meeting, but will not be considered votes cast on any proposal brought before the special general meeting. Because the vote required to approve the proposals to be voted upon at the special general meeting is the affirmative vote of the specified required percentage of the votes cast assuming a quorum is present, an abstention or, if applicable, a “broker non-vote” with respect to any proposal to be voted on at the special general meeting will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting.

Revocation of Proxies

At any time prior to their being voted at the PartnerRe special general meeting, proxies are revocable by written notice to the Secretary of PartnerRe, by a duly executed proxy bearing a later date or by voting in person at the PartnerRe special general meeting.

PROPOSALS TO BE SUBMITTED TO PARTNERRE SHAREHOLDERS; VOTING REQUIREMENTS AND RECOMMENDATIONS

Proposal 1. Approval and Adoption of the Amalgamation Proposal

In this proposal, PartnerRe is asking its shareholders to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation.

The amalgamation cannot be completed unless, among other things, PartnerRe shareholders approve and adopt the amalgamation proposal by the requisite shareholder vote. The approval by PartnerRe shareholders of this proposal for the approval and adoption of the amalgamation proposal IS a condition to closing in the amalgamation agreement. Please see the section of this joint proxy statement/prospectus titled “The Amalgamation Agreement—Conditions to the Amalgamation” for more information.

PartnerRe’s board of directors has unanimously (1) determined that the amalgamation, on the terms and conditions set forth in the amalgamation agreement, is fair to, and in the best interests of, PartnerRe, (2) approved the amalgamation agreement, the statutory amalgamation agreement and the transactions contemplated thereby and (3) resolved that the amalgamation proposal be submitted to the PartnerRe shareholders for their consideration at the special general meeting.

Each PartnerRe share, including each PartnerRe preferred share, as of the record date will carry the right to vote on this proposal. The approval of this proposal requires the affirmative vote of a simple majority of the votes cast of PartnerRe common shares and PartnerRe preferred shares at the PartnerRe special general meeting, at which a quorum under the PartnerRe bye-laws is present.

PartnerRe’s board of directors unanimously recommends a vote “FOR”

this Proposal 1 to approve and adopt the amalgamation proposal.

Proposal 2. Approval of the Compensation Advisory Proposal

PartnerRe is providing its shareholders with the opportunity to cast an advisory (nonbinding) vote to approve the “golden parachute” compensation payments that will or may be made by PartnerRe to its named executive officers in connection with the amalgamation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) under the Exchange Act. This proposal, commonly known as “say-on-golden parachute” and which is referred to in this joint proxy statement/prospectus as the “golden parachute” compensation proposal, gives PartnerRe shareholders the opportunity to vote on an advisory (nonbinding) basis on the “golden parachute” compensation payments that will or may be paid by PartnerRe to its named executive officers in connection with the amalgamation.

The “golden parachute” compensation that PartnerRe’s named executive officers may be entitled to receive from PartnerRe in connection with the amalgamation is summarized in the table entitled “Golden Parachute Compensation,” which can be found in the section titled “The Amalgamation—Interests of PartnerRe’s Directors and Executive Officers in the Amalgamation” of this joint proxy statement/prospectus. Such summary, in table form, includes all compensation and benefits that may or will be paid by PartnerRe to its named executive officers in connection with the amalgamation.

The PartnerRe board of directors encourages you to review carefully the “golden parachute” compensation information disclosed in this joint proxy statement/prospectus.

The PartnerRe board of directors unanimously recommends that the shareholders of PartnerRe approve the following resolution:

“RESOLVED, that the shareholders of PartnerRe approve, on an advisory (nonbinding) basis, the compensation that will or may become payable by PartnerRe to its named executive officers in connection with the amalgamation, as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation table and the related narrative disclosures.”

The affirmative vote of a majority of the votes cast at the PartnerRe special general meeting, at which a quorum is present in accordance with PartnerRe’s bye-laws, is required to approve this compensation advisory proposal.

The vote on the “golden parachute” compensation proposal is a vote separate and apart from the vote on the adoption of the amalgamation agreement, the statutory amalgamation agreement or the transactions contemplated thereby. Since the vote on the “golden parachute” compensation proposal is advisory only, it will not be binding on either AXIS or PartnerRe. Accordingly, if the amalgamation agreement is adopted and the amalgamation is completed, the compensation payments that are contractually required to be paid by PartnerRe to its named executive officers will or may be paid, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (nonbinding) vote of PartnerRe shareholders.

PartnerRe’s board of directors unanimously recommends a vote “FOR” this Proposal 2 to approve the compensation advisory proposal where a shareholder is entitled to vote in respect of same.

Proposal 3. Approval of the Adjournment Proposal

The PartnerRe special general meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the amalgamation proposal.

If, at the PartnerRe special general meeting, the number of PartnerRe common and preferred shares present or represented and voting in favor of the amalgamation proposal is insufficient to approve such proposal, PartnerRe intends to move to adjourn the PartnerRe special general meeting in order to solicit additional proxies for the adoption and approval of the amalgamation agreement, the statutory amalgamation agreement and the transactions contemplated thereby. PartnerRe does not intend to call a vote on this proposal if the amalgamation proposal has been approved at the PartnerRe special general meeting.

In this proposal, PartnerRe is asking the holders of its common shares and preferred shares to authorize the holder of any proxy solicited by the PartnerRe board of directors to vote in favor of granting discretionary authority to proxy holders, and each of them individually, to adjourn the PartnerRe special general meeting to another time and place for the purpose of soliciting additional proxies. If PartnerRe shareholders approve this adjournment proposal, PartnerRe could adjourn the PartnerRe special general meeting and any adjourned session of the PartnerRe special general meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from PartnerRe shareholders who have previously voted.

Each PartnerRe share, including the PartnerRe preferred shares, as of the record date will carry the right to vote on this proposal. The affirmative vote of a simple majority of the votes cast of PartnerRe common shares and PartnerRe preferred shares at the PartnerRe special general meeting, at which a quorum is present in accordance with PartnerRe’s bye-laws, is required to approve the adjournment proposal.

PartnerRe’s board of directors unanimously recommends a vote “FOR”

this Proposal 3 to approve the adjournment proposal.

THE AXIS SPECIAL GENERAL MEETING

Date, Time and Place

The AXIS special general meeting will take place at 9:00 a.m., Atlantic time, on July 24, 2015, at AXIS’ offices at 92 Pitts Bay Road, Pembroke HM 08 Bermuda.

Purposes of the AXIS Special General Meeting

At the AXIS special general meeting, the holders of AXIS preferred shares will be asked to consider and vote on only Proposal 2 and Proposal 4 below and the holders of AXIS common shares will be asked to consider and vote on all of the following proposals:

•	Proposal 1: to approve amending the AXIS bye-laws by inserting the words “(including for the purposes of Section 106(4A) of the Act)” after the first mention of the word “business” in bye-law 38 (Quorum for general meetings) and after the word “meeting” in subparagraph (1) of bye-law 43 (Voting at meetings);

•	Proposal 2: to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation;

•	Proposal 3: on an advisory (nonbinding) basis, to approve the compensation that may be paid or become payable to AXIS’ named executive officers in connection with the amalgamation; and

•	Proposal 4: to approve an adjournment of the AXIS special general meeting, if necessary or appropriate, to solicit additional proxies, if there are insufficient votes to approve the amalgamation proposal at such special general meeting.

Consummation of the amalgamation is conditioned on, among other things, approval of Proposal 2 (the amalgamation proposal) above.

The AXIS board of directors has unanimously (1) determined that the bye-law amendment is advisable to and in the best interests of AXIS, and authorized and approved the bye-law amendment, (2) resolved that the bye-law amendment proposal and the amalgamation proposal be submitted to the AXIS shareholders for their consideration at the special general meeting, (3) determined that the amalgamation, on the terms and conditions set forth in the amalgamation agreement, is fair to, and in the best interests of, AXIS, and (4) approved the amalgamation agreement, the statutory amalgamation agreement and the transactions contemplated thereby. Accordingly, the AXIS board of directors unanimously recommends that AXIS shareholders vote (1) “FOR” the bye-law amendment proposal, (2) “FOR” the amalgamation proposal and (3) “FOR” the other proposals described in this joint proxy statement/prospectus in respect of which they are entitled to vote.

AXIS Record Date and Voting by AXIS Directors and Executive Officers

Only AXIS shareholders of record, as shown on AXIS’ register of members, at the close of business on May 18, 2015, the record date for the AXIS special general meeting, will be entitled to notice of, and to vote at, the AXIS special general meeting or any adjournment or postponement thereof. As of May 18, 2015, the record date for the AXIS special general meeting, there were 100,891,695 AXIS common shares and 25,028,430 AXIS preferred shares issued and outstanding. As of the same date, AXIS directors, executive officers and their affiliates had the right to vote 1,882,505 AXIS common shares, representing approximately 1.9% of the total AXIS common shares issued and outstanding. AXIS currently expects that all of its directors and executive officers will vote “FOR” each proposal on the AXIS proxy card.

Quorum

At the commencement of the AXIS special general meeting the quorum required to consider Proposal 1, the bye-law amendment proposal, and Proposal 3, the compensation advisory proposal, is two or more persons present in person and representing in person or by proxy shares representing more than 50% of the aggregate voting power of the AXIS common shares as of the record date. Each AXIS preferred share and common share carries the right to vote on the amalgamation proposal and accordingly, if the bye-law amendment proposal is approved the quorum required to consider the amalgamation proposal is two or more persons present in person and representing in person or by proxy shares representing more than 50% of the aggregate voting power of all AXIS shares as of the record date. If the bye-law amendment proposal is not approved, then in accordance with the Companies Act, the quorum required to consider the amalgamation proposal is two or more persons at least holding or representing by proxy more than one-third of the issued shares of AXIS as of the record date. Each AXIS preferred share and common share carries the right to vote on the adjournment proposal and accordingly, the quorum required at the AXIS special general meeting to consider the adjournment proposal is two or more persons present in person and representing in person or by proxy shares representing more than 50% of the aggregate voting power of all AXIS shares as of the record date.

Required Vote

The holders of AXIS preferred shares will be entitled to vote on only the amalgamation proposal and the adjournment proposal, whereas the holders of AXIS common shares will be entitled to vote on all of the proposals. Approval of the bye-law amendment proposal requires the affirmative vote of a majority of the votes cast by the holders of the AXIS common shares at the AXIS special general meeting, at which a quorum is present, in accordance with AXIS’ bye-laws. The bye-law amendment will become effective immediately if so approved. Each AXIS share, including the AXIS preferred shares, as of the record date will carry the right to vote on the amalgamation proposal. If the bye-law amendment is approved, the approval of the amalgamation proposal requires the affirmative vote of a majority of the votes cast at the AXIS special general meeting, at which a quorum is present, in accordance with AXIS’ amended bye-laws. If the bye-law amendment is not approved, then in accordance with the Companies Act, the approval of the amalgamation proposal requires the affirmative vote of 75% of the votes cast of AXIS shares at the AXIS special general meeting, at which a quorum is present. The affirmative vote of a majority of votes cast at the AXIS special general meeting, at which a quorum is present in accordance with AXIS’ bye-laws, is required to approve each other matter to be considered, including any adjournment proposal. Each AXIS share, including the AXIS preferred shares, will carry the right to vote on the adjournment proposal.

Voting Securities

As of May 18, 2015, the record date for the AXIS special general meeting, there were 100,891,695 AXIS common shares issued and outstanding and 25,028,430 AXIS preferred shares issued and outstanding (consisting of 28,430 7.5% Series B Preferred Shares, 16,000,000 6.875% Series C Preferred Shares and 9,000,000 5.50% Series D Preferred Shares). Each AXIS preferred share entitles the holder of record to one vote on each of the amalgamation proposal and the adjournment proposal. Except as provided below, holders of AXIS common shares have one vote for each AXIS common share held by them and are entitled to vote, on a non-cumulative basis, on all of the proposals voted on at the AXIS special general meeting or any adjournment thereof.

Pursuant to a mechanism specified in AXIS’ bye-laws, the voting rights exercisable by a shareholder may be limited. In any situation in which the “controlled shares” (as defined below) of a “United States person” (as defined in the Code) or the shares held by a Direct Foreign Shareholder Group (as defined below) would constitute 9.5% or more of the votes conferred by the issued common shares, the voting rights exercisable by a shareholder with respect to such shares shall be limited so that no United States person or Direct Foreign Shareholder Group is deemed to hold 9.5% or more of the voting power conferred by the AXIS common shares. In addition, the AXIS board of directors may limit a shareholder’s voting rights where it deems it necessary to do so to avoid adverse tax, legal or regulatory consequences. “Controlled shares” includes, among other things, all common shares that a United States person owns directly, indirectly or constructively (within the meaning of Section 958 of the Code). A “Direct Foreign Shareholder Group” includes a shareholder or group of commonly controlled shareholders that are not United States persons. This provision shall not apply if a shareholder owns greater than 75% of AXIS’ issued and outstanding shares.

Because the applicability of AXIS’ voting power reduction bye-law provisions to any particular shareholder depends on facts and circumstances that may be known only to the shareholder or related persons, AXIS requests that its shareholders holding 9.5% or more of its issued common shares contact AXIS promptly so that AXIS may determine whether the voting power of such holder’s AXIS common shares should be reduced. The AXIS board of directors may require any direct or indirect holder of shares to provide such information as the AXIS board of directors may reasonably request for the purpose of determining whether that shareholder’s voting rights are to be adjusted. If an AXIS shareholder fails to respond to such a request, or submits incomplete or inaccurate information in response to such a request, the AXIS board of directors may determine in its sole discretion that such holder’s common shares shall carry no voting rights, in which case such holder shall not exercise any voting rights in respect of such shares until otherwise determined by the AXIS board of directors. AXIS will notify any shareholder whose voting power is reduced prior to the AXIS special general meeting.

Abstentions and “Broker Non-Votes”

Abstentions and, if applicable, “broker non-votes” will be counted toward the presence of a quorum at the AXIS special general meeting, but will not be considered votes cast on any proposal brought before the AXIS special general meeting. Because the vote required to approve the proposals to be voted upon at the AXIS special general meeting is the affirmative vote of the specified required percentage of the votes cast assuming a quorum is present, an abstention or, if applicable, a “broker non-vote” with respect to any proposal to be voted on at the AXIS special general meeting will not have the effect of a vote for or against the relevant proposal, but will reduce the number of votes cast and therefore increase the relative influence of those shareholders voting.

Revocation of Proxies

At any time prior to their being voted at the AXIS special general meeting, proxies are revocable by written notice to the Secretary of AXIS, by a duly executed proxy bearing a later date or by voting in person at the AXIS special general meeting.

PROPOSALS TO BE SUBMITTED TO AXIS SHAREHOLDERS; VOTING REQUIREMENTS AND RECOMMENDATIONS

Proposal 1. Approval of the Bye-Law Amendment

In this proposal, AXIS is asking its shareholders to approve amending the AXIS bye-laws by inserting the words “(including for the purposes of Section 106(4A) of the Act)” after the first mention of the word “business” in bye-law 38 (Quorum for general meetings) and after the word “meeting” in subparagraph (1) of bye-law 43 (Voting at meetings).

The AXIS bye-laws do not currently provide for the required vote and quorum at a general meeting of shareholders to consider an amalgamation or merger of AXIS with another company. The Companies Act, however, does permit a company’s bye-laws to provide for the required vote and quorum at a general meeting of shareholders to consider an amalgamation or merger and, in the absence thereof, the required vote and quorum under the Companies Act requires the resolution of the shareholders must be approved by the affirmative vote of 75% of those voting at the general meeting, the quorum for which is two persons at least holding or representing by proxy more than one-third of the issued shares of the company.

Under this proposal, the amendment to the AXIS bye-laws would result in the required vote and quorum at a general meeting of shareholders to consider an amalgamation or merger of AXIS with another company being aligned with the existing required vote and quorum for a resolution of the shareholders currently provided for in AXIS’ bye-laws. Accordingly, in this proposal AXIS is asking its shareholders to approve amending the AXIS bye-laws to provide that an amalgamation or merger of AXIS with another company requires the affirmative vote of a majority of the votes cast at an AXIS general meeting, at which the quorum required is two or more persons present in person and representing in person or by proxy shares representing more than 50% of the aggregate voting power of all AXIS shares. The AXIS board of directors unanimously determined that the bye-law amendment is advisable to and in the best interests of AXIS, authorized and approved the bye-law amendment, and resolved that the bye-law amendment proposal be submitted to AXIS shareholders for their consideration at the AXIS special general meeting.

The affirmative vote of a majority of the votes cast by the holders of AXIS common shares at the AXIS special general meeting, at which a quorum is present in accordance with AXIS’ bye-laws, is required to approve the bye-law amendment proposal, which will become effective immediately if so approved. Approval of the bye-law amendment proposal IS NOT a condition to the consummation of the amalgamation.

The AXIS board of directors unanimously recommends a

vote “FOR” this Proposal 1 to approve the bye-law amendment.

Proposal 2. Approval and Adoption of the Amalgamation Proposal

In this proposal, AXIS is asking its shareholders to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation. Approval of this proposal IS a condition to consummation of the amalgamation.

The AXIS board of directors unanimously (1) determined that the amalgamation, on the terms and conditions set forth in the amalgamation agreement, is fair to, and in the best interests of, AXIS, (2) approved the amalgamation agreement, the statutory amalgamation agreement and the transactions contemplated thereby and (3) resolved that the amalgamation proposal be submitted to the AXIS shareholders for their consideration at the special general meeting.

Each AXIS share, including the AXIS preferred shares, as of the record date will carry the right to vote on this proposal. If the bye-law amendment is approved, the approval of this proposal requires the affirmative vote of a majority of the votes cast at the AXIS special general meeting, at which a quorum is present, in accordance with AXIS’ amended bye-laws. If the bye-law amendment is not approved, then in accordance with the Companies Act, the approval of this proposal requires the affirmative vote of 75% of the votes cast of AXIS shares at the AXIS special general meeting, at which a quorum is present.

The AXIS board of directors unanimously recommends a vote “FOR”

this Proposal 2 to approve and adopt the amalgamation proposal.

Proposal 3. Approval of the Compensation Advisory Proposal

AXIS is providing its shareholders with the opportunity to cast an advisory (nonbinding) vote to approve the “golden parachute” compensation payments that will or may be made by AXIS to its named executive officers in connection with the amalgamation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) under the Exchange Act. This proposal, commonly known as “say-on-golden parachute” and which is referred to in this joint proxy statement/prospectus as the “golden parachute” compensation proposal, gives AXIS shareholders the opportunity to vote on an advisory (nonbinding) basis on the “golden parachute” compensation payments that will or may be paid by AXIS to its named executive officers in connection with the amalgamation.

The “golden parachute” compensation that AXIS’ named executive officers may be entitled to receive from AXIS in connection with the amalgamation is summarized in the table entitled “Golden Parachute Compensation,” which can be found in the section titled “The Amalgamation—Interests of AXIS’ Directors and Executive Officers in the Amalgamation” of this joint proxy statement/prospectus. Such summary, in table form, includes all compensation and benefits that may or will be paid by AXIS to its named executive officers in connection with the amalgamation.

The AXIS board of directors encourages you to review carefully the “golden parachute” compensation information disclosed in this joint proxy statement/prospectus.

The AXIS board of directors unanimously recommends that the shareholders of AXIS approve the following resolution:

“RESOLVED, that the shareholders of AXIS approve, on an advisory (nonbinding) basis, the compensation that will or may become payable by AXIS to its named executive officers in connection with the amalgamation, as disclosed pursuant to Item 402(t) of Regulation S-K in the Golden Parachute Compensation table and the related narrative disclosures.”

The affirmative vote of a majority of the votes cast, by the holders of AXIS common shares at the AXIS special general meeting, at which a quorum is present in accordance with AXIS’ bye-laws, is required to approve this compensation advisory proposal.

The vote on the “golden parachute” compensation proposal is a vote separate and apart from the vote on the adoption of the amalgamation agreement. Since the vote on the “golden parachute” compensation proposal is advisory only, it will not be binding on either AXIS or PartnerRe. Accordingly, if the amalgamation agreement is adopted and the amalgamation is completed, the compensation payments that are contractually required to be paid by AXIS to its named executive officers will or may be paid, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (nonbinding) vote of AXIS shareholders.

The AXIS board of directors unanimously recommends a vote “FOR”

this Proposal 3 to approve the compensation advisory proposal.

Proposal 4. Approval of the Adjournment Proposal

The AXIS special general meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the amalgamation proposal.

If, at the AXIS special general meeting, the number of AXIS common and preferred shares present or represented and voting in favor of the amalgamation proposal is insufficient to approve such proposal, AXIS intends to move to adjourn the special general meeting in order to solicit additional proxies for the adoption and approval of the amalgamation agreement, the statutory amalgamation agreement and the transactions contemplated thereby. AXIS does not intend to call a vote on this proposal if the amalgamation proposal has been approved at the AXIS special general meeting.

In this proposal, AXIS is asking its shareholders to authorize the holder of any proxy solicited by the AXIS board of directors to vote in favor of granting discretionary authority to proxy holders, and each of them individually, to adjourn the AXIS special general meeting to another time and place for the purpose of soliciting additional proxies. If AXIS shareholders approve this adjournment proposal, AXIS could adjourn the AXIS special general meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from AXIS shareholders who have previously voted.

Each AXIS share, including the AXIS preferred shares, as of the record date will carry the right to vote on this proposal. The affirmative vote of a majority of the votes cast at the AXIS special general meeting, at which a quorum is present in accordance with AXIS’ bye-laws, is required to approve the adjournment proposal.

The AXIS board of directors unanimously recommends a vote “FOR”

this Proposal 4 to approve the adjournment proposal.

COMPARISON OF SHAREHOLDER RIGHTS

The following is a summary of the material differences between the current rights of PartnerRe shareholders, AXIS shareholders and the proposed rights of the amalgamated company shareholders. This summary is not intended to be complete and is qualified, except where otherwise provided, by reference to PartnerRe’s memorandum of association and bye-laws, AXIS’ memorandum of association and bye-laws and the amalgamated company’s memorandum of association and bye-laws as well as the laws of Bermuda. Copies of these governing corporate instruments are available, without charge, to any person, including to any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions listed under the section of this joint proxy statement/prospectus titled “Where You Can Find More Information.”

Share Capital

PartnerRe has an authorized share capital of 200,000,000 shares, consisting of 165,850,000 common shares, par value $1.00 per share, and 34,150,000 preferred shares, par value $1.00 per share (consisting of 9,200,000 Series D Preferred Shares, 14,950,000 Series E Preferred Shares and 10,000,000 Series F Preferred Shares). As of May 1, 2015, PartnerRe’s issued and outstanding share capital, net of treasury shares, consisted of 47,738,289 PartnerRe common shares and 34,150,000 PartnerRe preferred shares. Additionally, as of May 1, 2015, 9,505,089 PartnerRe’s common shares were reserved for issuance under PartnerRe’s equity plans. Upon the exercise or settlement of all of PartnerRe’s outstanding equity awards that will settle in shares, there would be 49,303,540 issued and outstanding PartnerRe common shares, and 34,150,000 issued and outstanding PartnerRe preferred shares. These numbers do not reflect the impact of the special dividend on the outstanding equity awards. PartnerRe common shares and the PartnerRe preferred shares trade on the NYSE.

AXIS has an authorized share capital of 800,000,000 shares par value $0.0125 per share. As of May 1, 2015, AXIS’ issued and outstanding share capital consisted of 100,934,283 AXIS common shares and 25,028,430 AXIS preferred shares (consisting of 28,430 7.50% Series B Preferred Shares, 16,000,000 6.875% Series C Preferred Shares and 9,000,000 5.50% Series D Preferred Shares). Additionally, as of May 1, 2015, 5,600,597 AXIS common shares were reserved for issuance under AXIS’ equity plans. AXIS’ common shares and the AXIS Series C and D Preferred Shares trade on the NYSE.

As of the effective time the amalgamated company will have an authorized share capital of $250,000,000 consisting of common shares, par value $0.0125 per share, preferred shares par value $0.0125 per share and preferred shares par value $1.00 per share (which we refer to as the “PartnerRe AXIS Capital Limited preferred shares”) and undesignated shares that the amalgamated company board of directors is authorized to issue on such terms and conditions as it may determine. Based on the issued and outstanding share capital of PartnerRe and AXIS as of May 18, 2015, the record date for the special general meetings, as of the effective time, the amalgamated company’s issued and outstanding share capital will consist of 207,535,153 PartnerRe AXIS Capital Limited common shares which includes certain outstanding equity awards at May 18, 2015 that will automatically vest and settle as of the effective time, 34,150,000 preferred shares, par value $1.00 per share (consisting of 9,200,000 6.50% Series D Cumulative Preferred Shares, 14,950,000 7.25% Series E Cumulative Preferred Shares and 10,000,000 5.875% Series F Non-Cumulative Preferred Shares) and 25,028,430 preferred shares, par value $0.0125 per share (consisting of 28,430 7.5% Series B Preferred Shares, 16,000,000 6.875% Series C Preferred Shares and 9,000,000 5.50% Series D Preferred Shares). Based on the aggregate issued and outstanding options, restricted share awards, restricted share units, share appreciation rights and other share-based awards of PartnerRe and AXIS as of May 18, 2015, as of the effective time, such awards will be converted into, and PartnerRe AXIS Capital Limited will have, an aggregate of approximately 5,526,322 issued and outstanding options, restricted share awards, restricted share units, share appreciation rights and other share-based awards. This calculation assumes that the applicable exercise price of each unvested PartnerRe option and share appreciation right will be adjusted to reflect the special dividend. The PartnerRe AXIS Capital Limited common shares will trade on the NYSE.

Shareholders’ Equity

Under Bermuda law, the excess of any consideration paid on the issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example, to pay up unissued shares which may be distributed to shareholders in proportion to their holdings as fully paid bonus shares, but is otherwise subject to limitation, and cannot be paid to shareholders.

A Bermuda company may also create a contributed surplus account and may credit to such account any cash and other property paid or transferred to the company as sole beneficial owner (other than in connection with the issuance of shares, except in certain limited circumstances). Contributed surplus includes proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. The amount standing to the credit of a company’s contributed surplus account may be distributed to shareholders, subject to the company meeting the solvency and net asset tests set out in the Companies Act. As of May 1, 2015, PartnerRe had paid in nominal share capital of $121.4 million and a share premium account of $3,951.8 million, and AXIS had paid in nominal share capital of $2.5 million and a share premium account of $2,917.9 million.

The comparison of shareholders rights below is subject to such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, return of capital or otherwise of the holders of preferred shares in each of PartnerRe and AXIS as set out in the relevant certificate of designation, preference and rights or equivalent respect of such preferred shares (which we refer to as “Preferred Share Certificates”). Such Preferred Share Certificates are attached hereto at Exhibits 4.2 through 4.7. For the avoidance of doubt, without prejudice to dissenters’ rights, at the effective time each PartnerRe preferred share and each AXIS preferred share issued and outstanding immediately prior to the effective time will continue as a preferred share of the amalgamated company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective preferred share certificates, preferences and rights of such PartnerRe preferred shares or AXIS preferred shares, respectively.

PartnerRe	AXIS	The Amalgamated Company
Organizational Documents

The organizational documents of PartnerRe are its memorandum of association and PartnerRe’s bye-laws.	The organizational documents of AXIS are its memorandum of association and AXIS bye-laws.	The organizational documents of the amalgamated company are its memorandum of association and the amalgamated company’s bye-laws.

“Blank Check” Preferred Shares

The PartnerRe board of directors is authorized, subject to certain limitations prescribed by law, to issue preferred shares from time to time in one or more series. Such shares may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the PartnerRe board of directors may determine. Subject to the Companies Act, any preferred shares may, with the approval of the PartnerRe board of directors, be	The AXIS board of directors has the power, subject to any restrictions in the AXIS bye-laws and without prejudice to any special rights previously conferred on the holders of any existing shares or class or series of shares, to issue any unissued shares of AXIS on such terms and conditions as it may determine and any shares or class or series of shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of	The amalgamated company board of directors is authorised to provide for the issuance of any preferred shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series. Subject to the Companies Act, any preferred shares may be issued or converted into shares that (at a determinable

PartnerRe	AXIS	The Amalgamated Company

issued on terms: (i) that they are to be redeemed on the happening of a specified event or on a given date; and/or, (ii) that they are liable to be redeemed at the option of PartnerRe; and/or, (iii) if authorised by the memorandum of association of PartnerRe, that they are liable to be redeemed at the option of the holder.	capital or otherwise as the AXIS board of directors may determine. Subject to the Companies Act, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of AXIS, are liable to be redeemed on such terms and in such manner as AXIS before the issue or conversion may by resolution of the AXIS shareholders determine.	date or at the option of the amalgamated company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the amalgamated company board of directors (before the issue or conversion).

Number of Directors

Subject to “Board Classification/Term” below, the PartnerRe board of directors shall consist of such number (not less than three) of directors as may be determined by a resolution of the PartnerRe shareholders.	Subject to “Board Classification/Term” below, the AXIS board of directors shall consist of not less than nine and not more than 16 AXIS directors (as determined by resolution of the AXIS board of directors) or such number as the AXIS shareholders may from time to time determine.	Subject to “Board Classification/Term” below, and the rights of the holders of any class or series of PartnerRe AXIS Capital Limited preferred shares then issued and outstanding, the amalgamated company board of directors shall consist of such number of directors being not less than five directors and not more than 18 directors as the amalgamated company board of directors may from time to time determine.

Board Classification/Term

The PartnerRe board of directors is divided into three classes (designated as Class I, Class II or Class III directors), with the term of the office of one class expiring in each year. Each class consists, as nearly as possible, of one-third of the total number of directors constituting the entire PartnerRe board of directors. Each class shall have a minimum number of one director and a maximum number of four directors. Each Class I, II and III directors shall retire on rotation at the conclusion of the third annual general meeting following their election or re-election or until re-elected or his successor is appointed.	The AXIS board of directors is divided by the AXIS board of directors into three classes, designated Class I, Class II and Class III. Each class shall consist as nearly as possible to one-third of the total number of AXIS directors constituting the entire AXIS board of directors. Each AXIS director shall serve for a term ending on the date of the third annual general meeting of shareholders next following the annual general meeting at which such AXIS director was elected. Each director shall hold office until such director’s successor shall have been duly elected and qualified or until they are removed from office by the shareholders or their office is otherwise vacated. In the event of any change in the number of directors, the AXIS board of directors shall apportion	The amalgamated company board of directors shall be divided into three classes, designated Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual general meeting next following the annual general meeting at which such director was elected, provided, that directors initially designated as Class III directors shall serve for an initial term ending on the date of the first annual general meeting next following the effectiveness of their designation as Class III directors, directors initially designated as Class II directors shall serve for an initial term ending on the date of the second annual general meeting next following the effectiveness of their designation as Class II directors and directors initially designated as Class I directors shall serve for an initial

PartnerRe	AXIS	The Amalgamated Company

	any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of directors in each class. In no event will a decrease in the number of directors shorten the term of any incumbent director.	term ending on the date of the third annual general meeting next following the effectiveness of their designation as Class I directors. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any director of any class elected to fill a vacancy shall hold office for a term that shall coincide with the remaining term of the other directors of that class, but in no case shall a decrease in the number of directors shorten the term of any director then in office. A director shall hold office until the annual general meeting for the year in which their term expires, subject to their office being vacated pursuant to the amalgamated company bye-laws.

Alternate Directors

Under the Companies Act, any person may be appointed an alternate director by or in accordance with a resolution of the shareholders or by a director in such manner as may be provided in the bye-laws.

The PartnerRe bye-laws provide for alternate directors. PartnerRe’s bye-laws provide that a director may appoint an alternate director by written notice to the company secretary.	The AXIS bye-laws do not provide for alternate directors, and, as such, the provisions of the Companies Act will apply.	The amalgamated company’s bye-laws do not provide for alternate directors, and, as such, the provisions of the Companies Act will apply.

Removal of Directors

The PartnerRe shareholders may in a special general meeting called for that purpose remove a director, provided that notice of any such meeting shall be served upon the director concerned not less than fourteen (14) days before the meeting and such director shall be entitled to be heard at that meeting.	The AXIS shareholders may, at any annual general meeting convened and held in accordance with the AXIS bye-laws, remove an AXIS director only for cause (being wilful misconduct, fraud, gross negligence, embezzlement or any criminal conduct) by affirmative vote of the AXIS shareholders holding at least a majority of the total combined voting power of all of the issued and outstanding shares of AXIS after giving effect to any reduction in voting power as required under the AXIS bye-laws (see “—	The amalgamated company shareholders may, at any special general meeting convened and held in accordance with the amalgamated company bye-laws, remove an amalgamated company director only with cause (meaning wilful misconduct, fraud, gross negligence, embezzlement or a conviction for a criminal offence involving either dishonesty or engaging in conduct which brings the director or the amalgamated company into disrepute or which results in material financial detriment to the amalgamated

PartnerRe	AXIS	The Amalgamated Company

	Adjustment of Voting Power and Ownership Limitations”), provided that notice of any such meeting shall be served upon the director concerned not less than fourteen (14) days before the meeting and such director shall be entitled to be heard at that meeting.	company), provided notice of any such meeting shall be served upon the director concerned not less than fourteen (14) days before the meeting and such director shall be entitled to be heard at that meeting.

Board Vacancies

The office of a director shall be vacated upon the happening of any of the following events: if the director (i) resigns his or her (for the purposes of the PartnerRe bye-laws, words importing only the masculine gender include feminine and neuter genders respectively) office by notice in writing; (ii) does not stand for re-election upon expiration of his or her term; (iii) becomes of unsound mind; (iv) becomes bankrupt under the laws of any country or compounds with his or her creditors; (v) is prohibited by law from being a director; (vi) ceases to be a director by virtue of the Companies Act or the PartnerRe bye-laws or is removed from office in accordance with the PartnerRe bye-laws.

Any one or more vacancies in the PartnerRe board of directors (whether arising as a result of an increase in the size of the PartnerRe board of directors or any director vacating his office) shall be deemed casual vacancies for the purposes of the bye-laws. The PartnerRe board of directors, so long as a quorum of PartnerRe directors remains in office, shall have the power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy.

The office of a director shall be vacated if the AXIS director: (i) is removed from office pursuant to the AXIS bye-laws or is prohibited from being a director by law; (ii) is or becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is or becomes disqualified, of unsound mind or dies; or (iv) resigns his or her office by notice in writing to AXIS.

Under the AXIS bye-laws the AXIS board of directors has the power from time to time and at any time to appoint any person as an AXIS director to fill a vacancy on the AXIS board of directors occurring as a result of the death, disability, disqualification or resignation of any AXIS director or from an increase in the size of the AXIS board of directors pursuant to the AXIS bye-laws. A vacancy created by the removal of an AXIS director at an annual general meeting may be filled by the shareholders at such annual general meeting, and, in the absence of such appointment, the AXIS board of directors has the power to fill such vacancy. The AXIS board also has the power from time to time to fill any vacancy left unfilled at a general meeting.

The provisions relating to board vacancies under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws.

PartnerRe	AXIS	The Amalgamated Company
Quorum of the Board

A quorum of the PartnerRe board of directors for the transaction of business may be fixed by the PartnerRe board of directors and unless so fixed shall be two directors.	The quorum of the AXIS board of directors shall be a majority of the AXIS directors then in office present in person or represented by a duly authorized representative provided that at least two AXIS directors are present in person.	The quorum necessary for the transaction of business at an amalgamated company board of directors meeting shall be two directors, provided that if there is only one director for the time being in office the quorum shall be one.

Action of the Board

Any resolution put to vote at a meeting of the PartnerRe board of directors shall be approved by a majority of the votes cast at a meeting at which a quorum is present and in the case of an equality of votes the resolution shall be deemed lost.	The provisions relating to approval threshold for any action of the board under the AXIS bye-laws are broadly similar to the corresponding provisions under the PartnerRe bye-laws.	The provisions relating to approval threshold for any action of the board under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws except the removal of Jean-Paul Montupet as chairman of the amalgamated company board of directors and Albert Benchimol as president and Chief Executive Officer of the amalgamated company prior to the third anniversary of the consummation of the amalgamation requires a resolution of the amalgamated company board of directors including the affirmative vote of 75% of the directors then in office excluding the vote of any director who is an officer (other than the office of director of the amalgamated company) or employee of the amalgamated company or who is directly or indirectly interested in the proposed resolution.

Action by Written Consent of the Board

Under PartnerRe bye-laws a resolution in writing signed by all the directors being entitled to receive notice of a meeting of the PartnerRe board of directors (or by an alternate director, as provided for in the PartnerRe bye-laws) shall be as valid and effectual as if passed at a board meeting.	Under the AXIS bye-laws a resolution in writing signed by all the AXIS directors shall be as valid as if it had been passed at a meeting of the AXIS board duly called and constituted, such resolution be effective on the date on which the last AXIS director signs the resolution.	The provisions relating to action by written consent of the board are the same under the amalgamated company bye-laws as the corresponding provisions under the AXIS bye-laws.

PartnerRe	AXIS	The Amalgamated Company
Calling of Board Meetings

Notice of a meeting of the PartnerRe board of directors may be given by a director, or the secretary on the requisition of a director by word of mouth or in any manner permitted by the PartnerRe bye-laws.

Notice of a meeting of the AXIS board of directors may be given by the chairman of the AXIS board of directors or the chairman of the AXIS board of directors on the requisition of a majority of the AXIS directors then in office.

Notice of a meeting of the AXIS board of directors shall be given to an AXIS director if it is given to an AXIS director verbally in person or by telephone or otherwise communicated or sent to such AXIS director by post, telecopier, facsimile, email or other mode of representing words in a legible and non-transitory form at such AXIS director’s last known address or any other address given by such AXIS director to AXIS for this purpose.

Notice of a meeting of the amalgamated company board of directors may be given by a director or the secretary on the requisition of a director. Notice of an amalgamated company board of directors meeting shall be given to a director in the same manner as provided in the AXIS bye-laws.

Telecommunication of Board Meetings

PartnerRe’s directors may participate in any meeting of the PartnerRe board of directors by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such meeting shall be deemed to take place where the largest group of those PartnerRe directors participating in the meeting is physically assembled, or, if there is no such group, where the chairman of the meeting then is.	AXIS directors may participate in any meeting of the AXIS board of directors by telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.	The provisions relating to participation in board meetings under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the PartnerRe bye-laws; provided, however, that in the sole discretion of the directors participating in any meeting of the amalgamated company board of directors from Bermuda, a director participating in such meeting from a jurisdiction outside Bermuda may be prohibited from voting or taking certain other actions at any such meeting if, because of such director’s location in a jurisdiction outside Bermuda, such director’s vote or actions might result in any adverse tax, regulatory or legal consequences to the amalgamated company, any of its subsidiaries or any amalgamated company shareholder or its affiliates.

PartnerRe	AXIS	The Amalgamated Company
Duties of Directors and Director Liability

The Companies Act provides that the business of a company is to be managed and conducted by the board of directors. There is no statutory prescription in Bermuda setting out all of the duties of directors of Bermuda companies. A company’s memorandum of association and bye-laws, together with the Companies Act and relevant case-law at common law, describe the scope of the directors’ powers and duties.

At common law a director owes two types of duty to the company under Bermuda law: a fiduciary duty and a duty of skill and care. A director’s fiduciary duty has four main elements: (i) a duty to act in good faith in the best interests of the company; (ii) a duty to exercise powers for a proper purpose; (iii) a duty to avoid a conflict of interest; and (iv) a duty not to make a secret profit from opportunities that arise from the office of director of the company.

Under the Companies Act, every director in exercising his or her powers and discharging his duties shall: (a) act honestly and in good faith with a view to the best interests of the company; (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and (c) disclose material conflicts of interest to the board of directors of the company at the first opportunity. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he or she has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his or her appointment, he or she ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him or her, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers.

Indemnification

Under Bermuda law, a company is permitted to indemnify any officer or director, out of the funds of the company against (i) any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court and (ii) any loss or liability resulting from negligence, default, breach of duty or breach of trust, save for his or her fraud and dishonesty. A company may also purchase and maintain insurance for the benefit of any officer of the company against any liability incurred by him under the Companies Act in his capacity as an officer of the company or indemnifying such an officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer may be guilty in relation to the company. Nothing in the Companies Act shall make such policy void or voidable.

The PartnerRe bye-laws provide that an “Indemnified Person” (being any director, officer, resident representative, member of a committee duly constituted under the PartnerRe bye-laws and any liquidator or manager for the time being acting in relation to the affairs of PartnerRe, and his heirs, executors and administrators) shall be fully indemnified and held harmless out of the assets of PartnerRe against all	The AXIS bye-laws provide that the AXIS directors, the AXIS secretary and other AXIS officers (such term to include any person appointed to any committee by the AXIS board of directors) for the time being acting in relation to any of the affairs of AXIS and the liquidators or trustees (if any) for the time being acting in relation to any of the affairs of AXIS and every one of them and their heirs,	The provisions relating to indemnification under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws except that indemnification is extended to directors, resident representative, secretary and other officers acting in relation to any of the affairs of the amalgamated company or any of its subsidiaries.

PartnerRe	AXIS	The Amalgamated Company

liabilities, loss, damage or expense incurred or suffered by him or her by or by reason of any act done, conceived in or omitted in the conduct of PartnerRe’s business or in the discharge of his duties and the indemnity contained in the PartnerRe bye-laws shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election, provided always that the indemnity would not extend to any matter which would render it void pursuant to the Companies Act.

Every Indemnified Person shall be indemnified out of the assets of PartnerRe against all liabilities incurred by him or her by or by reason of any act done, conceived in or omitted in the conduct of PartnerRe’s business or in the discharge of his duties in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, in which he is acquitted, which is settled compromised or abandoned, or in connection with any application under the Companies Act in which relief from liability is granted to him by the court.

executors and administrators shall be indemnified and secured harmless out of the assets of AXIS from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other such person or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to AXIS shall or may be lodged or deposited for safe custody or for insufficiency or deficiency of any security upon which any moneys of or belonging to the AXIS shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that the indemnity does not extend to any matter in which any of the said persons is found in a final judgment or decree not subject to appeal, to have committed fraud or dishonesty.

Advancement of Expenses

PartnerRe’s bye-laws provide that expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to the PartnerRe bye-laws shall be paid by PartnerRe in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Indemnified Person (as defined above) to repay such amount if any allegation of fraud or dishonesty is proved (after the exhaustion of all	The AXIS bye-laws provide that monies may be advanced to the AXIS directors, the AXIS secretary and other AXIS officers (such term to include any person appointed to any committee by the AXIS board of directors) for the costs, charges and expenses incurred by them in defending any civil or criminal proceedings against them, on condition that any person to who such monies are advanced shall repay the	The provisions relating to advancement of expenses under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws.

PartnerRe	AXIS	The Amalgamated Company

rights of appeal) against such Indemnified Person.	advance if any allegation of fraud or dishonesty is proved against such person.

Shareholder’s and Derivative Suits

The Bermuda courts generally follow English law precedent, which permits a shareholder action in the name of the company to remedy a wrong done to the company: (i) where the act complained of is alleged to be beyond the corporate power of the company or illegal or would result in the violation of company’s memorandum of association or bye-laws; (ii) where the acts are alleged to constitute a fraud against the minority shareholders; (iii) where the act requires approval by a greater percentage of the company’s shareholders than actually approved it; or (iv) where a power vested in the board of directors has been exercised for an improper purpose.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Each PartnerRe shareholder and PartnerRe agrees to waive any claim or right of action he/she or it may at any time have, whether individually or by or in the right of PartnerRe, against any Indemnified Person (as such term is defined above) on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take action in the performance of his or her duties with or for PartnerRe, provided, however, that such waiver shall not apply to any claims or rights of action arising out of the fraud or dishonesty of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.	Similar to the PartnerRe bye-laws, under the AXIS bye-laws each AXIS shareholder agrees to waive any claim or right of action such AXIS shareholder might have, whether individually or by or in the right of AXIS, against any AXIS director or officer on account of any action taken by such AXIS director or officer, or the failure of such AXIS director or officer to take any action, in the performance of his duties with or for AXIS, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such AXIS director or officer.	The provisions relating to shareholder waiver of claim or action under the amalgamated company bye-laws are the same as the corresponding provisions under the AXIS bye-laws.

Annual Meeting

Unless waived in accordance with the Companies Act, an annual general meeting is required under Bermuda law and under a company’s bye-laws. Under PartnerRe’s bye-laws, the PartnerRe board of directors shall convene and PartnerRe shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Act at such time and place as the PartnerRe board of directors may appoint.	An annual general meeting of AXIS shall be held in each year at such time and place as the AXIS chairman or the AXIS president, or any two AXIS directors or any AXIS director and AXIS secretary or the AXIS board of directors shall appoint.	Subject to an election made by the amalgamated company in accordance with the Companies Act to dispense with the holding of annual general meetings, an annual general meeting shall be held in each year at such time and place as the chairman of the amalgamated company board of directors or the amalgamated company board of directors shall appoint.

PartnerRe	AXIS	The Amalgamated Company
Notice of Annual General Meetings

An annual general meeting shall, notwithstanding that it is called on shorter notice than that specified in the bye-laws, be deemed to have been properly called if it is so agreed by all the shareholders entitled to attend and vote thereat.

With the exception of notice required in the event the annual general meeting is adjourned (see Adjournment of Meetings below), a PartnerRe annual general meeting shall be called on not less than 30 days’ and not more than 90 days’ in notice writing, exclusive of the day on which it is served or deemed to be served and of the day for which it is given and shall specify the place, date and time of the meeting, and the nature of the business to be considered.	An AXIS annual general meeting shall be called on at least 20 days’ notice. The notice shall specify the date, time, place and state that the election of AXIS directors will take place, and as far as practicable, other business to be conducted at the AXIS annual general meeting.	The provisions relating to notice of annual general meeting under the amalgamated company bye-laws are broadly similar to the corresponding provision under the AXIS bye-laws except the amalgamated company annual general meeting shall be called on at least 21 days’ notice.
Calling and Notice of Special General Meetings

The Companies Act requires the board, on the requisition of shareholders holding at the date of deposit of the requisition shares representing 10% or more of the aggregate voting power of the company, to forthwith proceed to convene a special general meeting and the provisions of the Act shall apply. A special general meeting shall, notwithstanding that it is called on shorter notice than that specified in the bye-laws, be deemed to have been properly called if it is so agreed by a majority in number of the shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat.

With the exception of notice required in the event of an adjourned meeting (see “—Adjournment of Meetings” below), a special general meeting shall be called by not less than seven days’ and not more than 90 days’ in notice writing, exclusive of the day on which it is served or deemed to be served and of the day for which it is given and shall specify the place, date and time of the meeting, and the nature of the business to be considered.	The AXIS chairman or president may convene a special general meeting of AXIS upon not less than 5 days’ notice. Such notice shall state the date, time, place and the general nature of the business to be considered at the meeting.	The amalgamated company chairman or the amalgamated company board of directors may convene a special general meeting of the amalgamated company upon not less than 21 days’ notice. Such notice shall state the date, time, place and the general nature of the business to be considered at the meeting.

Quorum of Shareholders

Save as otherwise provided in PartnerRe’s bye-laws (see below in respect of “Adjournment of Meetings”), PartnerRe shareholders entitled to vote at any general	At the commencement of any general meeting of AXIS two or more persons present in person and representing in person or by proxy shares representing more	At any general meeting two or more persons present at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the

PartnerRe	AXIS	The Amalgamated Company

meeting and present in person or by proxy representing not less than 25% of the shares in the capital of PartnerRe (including fractions of a share) shall be a quorum for all purposes.	than 50% of the aggregate voting power of AXIS shall form a quorum for the transaction of business, provided that if AXIS shall at any time have only one AXIS shareholder, one AXIS shareholder present in person or by proxy shall form a quorum for the transaction of business at any AXIS general meeting held during such time.	amalgamated company shall form a quorum for the transaction of business.

Adjournment of Meetings

In accordance with PartnerRe’s bye-laws either: (i) the chairman may adjourn the meeting with the consent of any meeting at which a quorum is present; or (ii) if within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting: (A) if convened on the requisition of PartnerRe’s shareholders, shall be dissolved; or (B) in all other cases be adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting one (1) PartnerRe shareholder present in person and entitled to vote shall be a quorum.

PartnerRe shall give not less than seven days’ notice of any meeting adjourned through want of a quorum and such notice shall state that the one PartnerRe shareholder present in person or by proxy (whatever the number of Shares held by them) and entitled to vote shall be a quorum.

In accordance with AXIS’ bye-laws: (i) if within a reasonable period from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the AXIS secretary may determine; or (ii) the chairman of the meeting may, with the consent of the AXIS shareholders at any general meeting at which a quorum is present (and shall if so directed), adjourn the meeting. Unless the meeting is adjourned to a specific date and time, fresh notice of the date, time and place for the resumption of the adjourned meeting shall be given to each AXIS shareholder in accordance with the AXIS bye-laws.

In accordance with the amalgamated company bye-laws, the chairman of a general meeting at which a quorum is present may, with the consent of the amalgamated company shareholders holding a majority of the voting rights of those amalgamated company shareholders present in person or by proxy (and shall if so directed by the amalgamated company shareholders holding a majority of the voting rights of those amalgamated company shareholders present in person or by proxy) adjourn the meeting.

The chairman of a general meeting may adjourn a meeting to another time and place without the consent or direction of the amalgamated company shareholders if it appears to him that: (a) it is likely to be impractical to hold or continue that meeting because of the number of amalgamated company shareholders wishing to attend who are not present; or (b) the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

PartnerRe	AXIS	The Amalgamated Company

If within half an hour from the time appointed for any general meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the secretary may determine.

For a meeting that is adjourned unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each amalgamated company shareholder entitled to attend and vote thereat in accordance with the bye-laws.

Telecommunication of General Meetings

Under the PartnerRe bye-laws, a meeting of PartnerRe shareholders (or any class thereof) may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting will constitute participation in person at such a meeting.	The situation is broadly similar under the AXIS bye-laws as it is in the PartnerRe bye-laws.	The provisions relating to telecommunications at general meetings under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws.
Voting at General Meeting
Save where a greater majority is required by the Companies Act or the PartnerRe bye-laws (please see below “—Approval of Certain Transactions”), any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast in all cases determined pursuant to any adjustments in voting power (please	Subject to the provisions of the Companies Act and AXIS’ bye-laws, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of AXIS’ bye-laws, subject to any adjustment to voting power	The provisions relating to voting at general meetings under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws.

PartnerRe	AXIS	The Amalgamated Company
see below “—Adjustment of Voting Power and Ownership Limitations”). In the case of an equality of votes the resolution shall fail.	(please see below “—Adjustment of Voting Power and Ownership Limitations”), and in the case of an equality of votes the resolution shall fail.

Voting by Show of Hands
Under PartnerRe’s bye-laws, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to the remainder of the PartnerRe bye-laws including any adjustments to voting power of the shares of any PartnerRe shareholder (see “—Approval of Certain Transactions” and “—Adjustment of Voting Powers and Ownership Limitations” below) in the first instance any resolution put to a general meeting shall be decided on a show of hands or by a count of votes received in form of electronic records, unless a poll is demanded (see “—Demand for a Poll” below).	The provisions relating to voting by show of hands under the AXIS bye-laws are broadly similar to the corresponding provisions under the PartnerRe bye-laws.	The provisions relating to voting by show of hands under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the PartnerRe and AXIS bye-laws.
Demand for a Poll

The Companies Act provides that notwithstanding the provisions in respect of voting by a show of hands, a poll may be demanded by: (i) the chairman of the meeting; (ii) at least three shareholders present in person or represented by proxy; (iii) any shareholder or shareholders present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the shareholders having the right to vote at such meeting; or (iv) a shareholder or shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid-up or credited as paid up equal to not less than one tenth of the total sum paid-up or credited as paid-up on all such shares conferring such right.

The number of votes subject to the poll are subject to the PartnerRe bye-laws and any adjustments of voting power under the PartnerRe bye-laws (please see “—Adjustment of Voting Powers and Ownership Limitations” below).	Like PartnerRe’s bye-laws, the number of votes are subject to any adjustments of voting power under the AXIS bye-laws (please see “—Adjustment of Voting Powers and Ownership Limitations”).	Like PartnerRe and AXIS’ bye-laws, the number of votes are subject to any adjustments of voting power under the amalgamated company bye-laws (please see “—Adjustment of Voting Powers and Ownership Limitations”).

Action by Written Resolution of the Shareholders

The Companies Act provides that subject to a statutory exception (see below) anything which may be done by resolution of the shareholders in general meeting or by resolution of any class of shareholders in a separate general meeting may be done by resolution in writing. The statutory exceptions are that a written resolution may not be used to remove an auditor before his expiration of his term of office or remove a director before the expiration of his term of office.

PartnerRe	AXIS	The Amalgamated Company

Any written resolution of the shareholders shall be signed by such number of PartnerRe shareholders (or holders of such class of PartnerRe shares) as provided in the Companies Act. Such resolution in writing may be signed by the PartnerRe shareholder or its proxy, or in the case of a PartnerRe shareholder that is a corporation by its representative on behalf of such PartnerRe shareholder.

The date of the resolution in writing is the date when the resolution in writing is signed by, or on behalf of, the PartnerRe shareholder who establishes the relevant number of votes required for the passing of the resolution in writing and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing a reference to such date.

Any written resolution of the shareholders shall be signed by or on behalf of all the AXIS shareholders who at the date of the resolution would be entitled to attend the meeting and vote on the resolution.

A written resolution may be signed in counterparts and the date of the resolution is the date when the resolution is signed by the last AXIS shareholder to sign and any reference in the AXIS bye-laws to the date of passing of a resolution is a reference to such date.

The provisions relating to shareholder written resolutions under the amalgamated company’s bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws.
Required Vote for Amalgamation or Merger

The Companies Act permits an amalgamation or merger between two or more companies that are registered in Bermuda, or between one or more Bermuda “exempted companies” and one or more bodies incorporated outside of Bermuda. Under Bermuda law, each of PartnerRe and AXIS is, and the amalgamated company will be, a Bermuda “exempted company.”

The Companies Act provides that, unless the bye-laws provide otherwise, a resolution of the shareholders proposing an amalgamation or merger must be approved by a majority vote of three-fourths (i.e., a 75% majority) of those voting at such meeting and the quorum must be two persons at least holding or representing by proxy more than one-third of the issued shares of the company.

PartnerRe’s bye-laws provide otherwise and states that in addition to the approval of the PartnerRe board of directors, any resolution proposed for consideration at any general meeting to approve the amalgamation of PartnerRe with any other company, wherever incorporated, shall require a simple majority of votes cast at such meeting and the quorum for such meeting shall be that required in the PartnerRe bye-laws and a poll may be demanded in respect of such resolution in accordance with the PartnerRe bye-laws.

The AXIS bye-laws are silent on the required vote for a merger and, as such, the Companies Act provisions set out above will apply.

However, in the event that the bye-law amendment proposal is approved by AXIS shareholders at the AXIS special general meeting, only a simple majority of votes cast at such meeting shall be required to approve the amalgamation and the quorum for such meeting shall be that required for a general meeting in the AXIS bye-laws.

The amalgamated company bye-laws provide that if the Companies Act requires an amalgamation or merger agreement to be submitted to the amalgamated company shareholders then the affirmative vote of a simple majority of votes cast shall be required to approve the amalgamation or merger agreement and the quorum for such meeting shall be that required for a general meeting in the amalgamated company bye-laws.

PartnerRe	AXIS	The Amalgamated Company
The PartnerRe bye-laws are silent on the required vote for a merger and, as such, the Companies Act provisions set out above will apply.

Shareholder Proposals

Under the Companies Act, shareholders may, at their own expense (unless the company otherwise resolves) require a company to: (i) give to the shareholder entitled to receive notice of the next annual general meeting notice of any resolution that shareholders can properly propose at that meeting; and/or (ii) circulate to any member entitled to notice of any general meeting a statement (of not more than 1,000 words) in respect of any matter referred to in a proposed resolution or any business to be conducted at that meeting.

The number of shareholders necessary for such a request is either the number of shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having at the date of the request a right to vote at the meeting to which the request relates, or not less than 100 shareholders.

Notice of any such intended resolution shall be given, and any statement shall be circulated, to shareholders entitled to have notice of the meeting sent to them by serving a copy of the resolution or statement on each such shareholder in any manner permitted for service of notice of the meeting, and notice of any such resolution shall be given to any other shareholder of the company by giving notice of the general effect of the resolution in any matter permitted for giving him/her or it notice of meetings of the company.

PartnerRe’s bye-laws provide that proposals of other business to be transacted by the shareholders at an annual general meeting may be made only: (i) pursuant to PartnerRe’s notice of meeting; (ii) by or at the direction of the PartnerRe board of directors or (iii) by any PartnerRe shareholder who is a shareholder of record at the time of giving notice provided for in the PartnerRe bye-laws who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in the PartnerRe bye-laws. The notice requirements are the same as those set out below under “—Director Nominations by Shareholders”. Proposals by shareholders of other business to be conducted at a special general meeting may be made in accordance with the provisions summarised under “—Calling and Notice of Special General Meetings”.	The AXIS bye-laws do not set out a procedure for shareholder proposals.	The amalgamated company bye-laws provide that subject to the Companies Act, proposals for other business at an annual general meeting may be made only (a) pursuant to the amalgamated company’s notice of meeting (or any supplement thereto), (b) by or at the direction of the amalgamated company board of directors or any committee thereof or (c) as may be provided in the certificate of designation for any class or series of preferred shares or (d) by any amalgamated company shareholder who is a shareholder of record at the time of giving of notice and at the time of the annual general meeting. The notice requirements are those set out below under “—Director Nominations by Shareholders” for a director nomination at an annual general meeting. Proposals by shareholders of other business to be conducted at a special general meeting may be made (a) pursuant to the amalgamated company’s notice of meeting, (b) by or at the direction

PartnerRe	AXIS	The Amalgamated Company
of the amalgamated company board of directors or any committee thereof (c) as may be provided in the certificate of designation for any class or series of preferred shares or (d) only in the case of a special general meeting requisitioned by any amalgamated company shareholder in compliance with section 74 of the Companies Act (or any successor provision thereto), by the requisitioning amalgamated company shareholder at the giving of advance notice required by the Companies Act. An amalgamated company shareholder’s proposal to transact any business at any requisitioned special general meeting shall comply with the notice requirements set out below under “—Director Nominations by Shareholders” for a director nomination at an annual general meeting.

Director Nominations by Shareholder
PartnerRe’s bye-laws provide that nominations of persons for election to the PartnerRe board of directors may be made at an annual general meeting only: (i) pursuant to PartnerRe’s notice of meeting; (ii) by or at the direction of the PartnerRe board of directors or (iii) by any PartnerRe shareholder who is a shareholder of record at the time of giving notice provided for in the PartnerRe bye-laws who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in the PartnerRe bye-laws.	The AXIS bye-laws do not set out a procedure for a director nomination by a shareholder.	Subject to the Companies Act, nominations of persons for election to the amalgamated company board of directors at an annual general meeting may be made only (a) pursuant to the amalgamated company’s notice of meeting (or any supplement thereto), (b) by or at the direction of the amalgamated company board of directors or any committee thereof or (c) as may be provided in the certificate of designation for any class or series of preferred shares or (d) by any amalgamated company shareholder who is a member of record at the time of giving of notice and at the time of the annual general meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in the amalgamated company bye-laws.

PartnerRe	AXIS	The Amalgamated Company
For nominations to be properly bought before an annual general meeting or by a PartnerRe shareholder pursuant to paragraph (iii) above, the PartnerRe shareholder must have given timely notice thereto in writing to the PartnerRe secretary. To be timely a notice shall be delivered to, or mailed and received by, the PartnerRe secretary not less than 60 days and not more than 90 days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced more than 30 days prior to such anniversary or delayed more than 70 days from such anniversary, to be timely the notice must be received by PartnerRe no earlier than 90 days prior to such annual general meeting and no later than 60 days prior to such annual general meeting or the tenth day following the day on which public announcement of the date of the meeting was first made by PartnerRe.

For nominations to be properly brought before an annual general meeting by an amalgamated company shareholder, the amalgamated company shareholder must deliver notice to the secretary not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by the amalgamated company no earlier than 120 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Members or the day on which public announcement of the date of the annual general meeting was first made by the amalgamated company. An amalgamated company shareholder’s notice to the secretary shall set out such matters as are prescribed by the amalgamated company’s bye-laws. To be eligible as a nominee for election as a director, the proposed nominee must provide to the secretary in accordance with the applicable time periods prescribed for delivery of notice under the amalgamated company bye-laws certain information and make certain representations as set out in the amalgamated company’s bye-laws.

Nominations of persons for election to the amalgamated company board of directors at a special general meeting may be

PartnerRe	AXIS	The Amalgamated Company

made (a) pursuant to the amalgamated company’s notice of meeting, (b) by or at the direction of the amalgamated company board of directors or any committee thereof (c) as may be provided in the certificate of designation for any class or series of preferred shares or (d) only in the case of a special general meeting requisitioned by any amalgamated company shareholder in compliance with section 74 of the Companies Act (or any successor provision thereto), by the requisitioning amalgamated company shareholder at the giving of advance notice required by the Companies Act. An amalgamated company shareholder’s proposal to nominate a director at any requisitioned special general meeting shall comply with the notice requirements set out above in relation to an amalgamated company shareholder’s proposal to nominate a director at an annual general meeting.
Voting Rights and Proxies

Every PartnerRe shareholder entitled to vote has the right to do so either in person or by one or more persons authorized by a written proxy executed and delivered in accordance with the PartnerRe bye-laws.

An instrument of proxy shall be in a common form in writing, executed and delivered in accordance with PartnerRe’s bye-laws.

Subject to the Companies Act, the PartnerRe board of directors may at its discretion waive any provisions of the PartnerRe bye-laws related to proxies or authorizations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend, speak and vote on behalf of any PartnerRe

The situation under the AXIS bye-laws is broadly similar to that under the PartnerRe bye-laws, save that the AXIS bye-laws do not provide the AXIS board of directors discretion to waive any provisions related to proxies or authorizations contained in the AXIS bye-laws.

Subject to “—Adjustment of Voting Power and Ownership Limitations,” AXIS’ bye-laws and rights attaching to each class of share, every AXIS shareholder shall have one vote for each share carrying the right to vote on the matter in question of which he or she is the holder.

An amalgamated company shareholder may appoint a proxy by an instrument appointing a proxy in writing substantially in the form set out in the amalgamated company’s bye-laws or such other form as the amalgamated company board of directors may determine from time to time or such telephonic, electronic or other means as may be approved by the amalgamated company board of directors from time to time. Subject to “—Adjustment of Voting Power and Ownership Limitations,” the amalgamated company’s bye-laws and rights attaching to each class of share, every amalgamated company shareholder shall have one vote for each share carrying the right to vote on the matter in question of

PartnerRe	AXIS	The Amalgamated Company

shareholder at general meetings or to sign resolutions in writing.

Subject to “—Adjustment of Voting Power and Ownership Limitations,” PartnerRe’s bye-laws and rights attaching to each class of share, each holder of a PartnerRe common share shall be entitled to vote on a show of hands and entitled on a poll to one vote per common share held.

which he is the holder. An amalgamated company shareholder who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.
Adjustment of Voting Powers and Ownership Limitations

The PartnerRe bye-laws contain a provision that can be waived at the PartnerRe board of director’s discretion and on a case by case basis. Such provision provides that no person shall be permitted to: (i) own or control PartnerRe shares in excess of 9.9% of the outstanding PartnerRe shares (determined by value) or (ii) be a Ten Percent Shareholder determined in accordance with the PartnerRe bye-laws. “Own” or “Control” with respect to PartnerRe’s shares means “own” under the rules set forth in section 958 of the United States Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) and “Controlled Shares” of a person means PartnerRe’s shares that would be treated as owned by such person under the rules set forth in section 958 of the Code.

“Ten Percent Shareholder” for the purposes of this section means a person who Owns or Controls more than 9.9% of the total combined voting power of all classes of PartnerRe’s shares entitled to vote at a general meeting of PartnerRe’s shareholders or in any other circumstances in which PartnerRe’s shareholders are entitled to vote.

If any person would be a Ten Percent Shareholder, notwithstanding any provision to the contrary in the PartnerRe bye-laws, the votes

The AXIS bye-laws contain a provision that the voting power of all shares is adjusted (and shall be automatically adjusted in the future) to the extent necessary so that there is no 9.5% U.S. Shareholder or 9.5% Direct Foreign Shareholder Group (as such capitalized terms are defined in the AXIS bye-laws). The foregoing does not apply in the event that one AXIS shareholder owns greater than 75% of the issued and outstanding shares of AXIS.

The AXIS board of directors may deviate from any of the principles set out in the AXIS bye-laws and determine that shares shall carry different voting rights as it determines appropriate (1) to avoid the existence of any 9.5% U.S. Shareholder or (2) to avoid adverse tax, legal or regulatory consequences to AXIS, any of its subsidiaries, or any other shareholder or its affiliates.

The voting power of all amalgamated company shares is adjusted (and shall be automatically adjusted in the future) to the extent necessary so that there is no 9.5% U.S. Member or, in the discretion of the amalgamated company board of directors, no 9.5% Non-U.S. Member (as such capitalized terms are defined in the amalgamated company’s bye- laws). The foregoing does not apply in the event that one amalgamated company shareholder owns greater than 75% of the voting power of the issued shares of the amalgamated company determined without applying the voting power adjustments or eliminations under the bye-laws. The amalgamated company board of directors may deviate from any of the principles described in the bye-laws and determine that shares held by an amalgamated company shareholder shall carry different voting rights as it reasonably determines, based on the advice of counsel, to be appropriate (a) to avoid the existence of any 9.5% U.S. Member or, unless the amalgamated company board of directors determines otherwise, a 9.5% Non-U.S. Member, or (b) to avoid adverse tax, legal or regulatory consequences to the amalgamated company, any

PartnerRe	AXIS	The Amalgamated Company

conferred by the Controlled Shares of such person are reduced (and shall automatically be reduced in the future) by whatever amount is necessary so that after any such reduction such person shall not be a Ten Percent Shareholder.

In determining the reduction in votes conferred by Controlled Shares pursuant to the PartnerRe bye-laws, the reduction in vote conferred by the Controlled Shares of any person shall be effected proportionately among all the Controlled Shares of such person, provided, however, that if a PartnerRe shareholder owns, or is treated as owning by the application of section 958 of the Code, interests in another PartnerRe shareholder, any reduction in votes conferred by Controlled Shares of such PartnerRe shareholder (determined solely on the basis of PartnerRe shares held directly by such PartnerRe shareholder and PartnerRe shares attributed from such other PartnerRe shareholder) shall first be effected by reducing the votes conferred on the PartnerRe shares held directly by the PartnerRe shareholder that owns directly or through another entity an interest in such other PartnerRe shareholder.

Notwithstanding anything to the contrary in the PartnerRe bye-laws, in addition to the above, PartnerRe shares shall not carry rights to vote, or shall have reduced voting rights, to the extent that the PartnerRe board of directors reasonably determines that it is necessary that such shares should not carry the right to vote or should have reduced voting rights in order to avoid non-de minimis adverse tax, legal or regulatory consequences to PartnerRe or any subsidiary of PartnerRe or any PartnerRe shareholder or affiliate of any PartnerRe shareholder, provided that subsidiary of the amalgamated company or any direct or indirect holder of shares.

In addition to the above, any amalgamated company shares shall not carry any right to vote to the extent that the amalgamated company board of directors determines in its sole discretion that it is necessary that such shares should not carry the right to vote in order to avoid adverse tax, legal or regulatory consequences to the amalgamated company, any subsidiary of an amalgamated company, or any other direct or indirect holder of shares, provided, that no adjustment pursuant to the amalgamated company bye-laws shall cause any person to become a 9.5% U.S. Member or, unless the amalgamated company board of directors determines otherwise, a 9.5% Non-U.S. Member.

PartnerRe	AXIS	The Amalgamated Company
the PartnerRe board shall use reasonable efforts to exercise such discretion equally among similarly situated PartnerRe shareholders.
Record Date
The PartnerRe board may fix any date as the record date for any dividend, distribution, allotment or issue for the purposes of identifying the persons entitled to receive notices of any general meeting and to vote at any general meeting. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such note is dispatched.	Notwithstanding any other provision of the AXIS bye-laws, the AXIS board of directors may fix any date as the record date for determining the AXIS shareholders entitled to receive: (i) any dividend; and (ii) notice of and to vote at any general meeting of AXIS.	The provisions relating to fixing a record date are the same in the amalgamated company and PartnerRe bye-laws.

Amendment of Memorandum of Association

Under the Companies Act: (i) the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof; or (ii) the holders of not less than 20% of the debentures entitled to object to amendments to the memorandum of association have the right to apply to the court for an annulment of any amendment to the memorandum of association adopted by shareholders at any general meeting. This does not apply to an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Upon such application, the alteration will not have effect until it is confirmed by the court. An application for an annulment of an amendment to the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

In accordance with the Companies Act, the resolution of the PartnerRe shareholders at a general meeting of which due notice has been given is required to alter the memorandum of association.	The position is the same for AXIS as it is in respect of PartnerRe.	The bye-laws of the amalgamated company provide that the memorandum of association of the amalgamated company may be amended by a resolution of the amalgamated company board of directors and a resolution of the shareholders.

Amendment of Bye-Laws

The PartnerRe bye-laws may only be revoked or amended by the PartnerRe board of directors, but no such revocation or amendment shall be	No bye-law of the AXIS bye-laws shall be rescinded, altered or amended and no new bye-law shall be made until the same has	No amalgamated company bye-law may be rescinded, altered or amended and no new bye-law may be made until the same has been

PartnerRe	AXIS	The Amalgamated Company

operative unless and until it is subsequently approved by resolution of the PartnerRe shareholders.	been approved by a resolution of the AXIS board of directors and the AXIS shareholders.	approved by a resolution of the amalgamated company board of directors and by a resolution of the amalgamated company shareholders.

The amalgamated company bye-law relating to the removal of the chairman of the amalgamated company board of directors or the president and chief executive officer of the amalgamated company prior to the third anniversary of the consummation of the amalgamation may not be rescinded, altered or amended and no new bye-law may be made which would have the effect of rescinding, altering or amending the provisions of such bye-law, until the same has been approved by a resolution of the amalgamated company board of directors including the affirmative vote of not less than 75% of the directors then in office excluding the vote of any director who is an officer (other than the office of director of the amalgamated company) or employee of the amalgamated company or who is directly or indirectly interested in the proposed resolution and by a resolution of the amalgamated company shareholders.

Dividends and Distribution of Contributed Surplus

In accordance with the Companies Act, a company may pay dividends on its issued and outstanding shares in accordance with the company’s bye-laws and the rights attaching to the company’s shares. Dividends may be declared by a company’s board of directors out of any funds of the company legally available for the payment of such dividends, subject to any preferred dividend right of any holders of any preferred shares from time to time.

Under the Companies Act, a company may not make a dividend or distribution out of contributed surplus

The AXIS board of directors may, subject to the AXIS bye-laws and in accordance with the Companies Act, declare a dividend to be paid to the AXIS shareholders, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the AXIS board of directors may fix the value for distribution in specie of any assets.

The AXIS board of directors may declare and make such other distributions (in cash or in specie) to the AXIS shareholders as may

The provisions relating to dividends and distributions of contributed surplus under the amalgamated company’s bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws.

PartnerRe	AXIS	The Amalgamated Company

unless there were reasonable grounds for believing that: (i) the company is, or would, after the payment, be unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than its liabilities.

Subject to the PartnerRe bye-laws and except insofar as the rights attaching to, or the terms of issue of, any PartnerRe share otherwise provide, the PartnerRe board of directors may from time to time declare dividends or distributions out of contributed surplus to be paid to the PartnerRe shareholders according to their rights and interests, including such interim dividends as appear to the PartnerRe board of directors to be justified by PartnerRe’s position. The PartnerRe board of directors, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to the PartnerRe bye-laws, in paying up in full PartnerRe shares in PartnerRe to be issued to PartnerRe shareholders credited as fully paid or partly paid or partly in any way and partly the other.

be lawfully made out of the assets of AXIS.

The AXIS board of directors may from time to time before declaring a dividend set aside, out of the surplus or profits of AXIS, such sum as it thinks proper as a reserve to be used to meet contingencies or for equalizing dividends or for any other special purpose.

Interested Directors

Under the Companies Act and at common law, if a director or officer has an interest in a material contract he shall be deemed not to be acting honestly and in good faith (one of the codified directors’ duties under the Companies Act) if he or she does not declare at the first opportunity the nature of that interest either at a meeting of directors or in writing to the board of directors.

Under the PartnerRe bye-laws, subject to the provisions of the Companies Act, a director may notwithstanding his office be a party to, or otherwise interested in any transaction or arrangement with PartnerRe or in which PartnerRe is otherwise interested, and be a director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in any body corporate promoted by PartnerRe.	The provisions relating to interested directors are broadly similar under the AXIS bye-laws to the corresponding provisions under the PartnerRe bye-laws, however, the interested director may only be counted in the quorum for the AXIS board meeting and vote in respect of any contract or proposed contract or arrangement in which such director is interested if not so disqualified by the chairman of the	The provisions relating to interested directors under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws.

PartnerRe	AXIS	The Amalgamated Company

So long as, where it is necessary, a PartnerRe director declares his interest at the first opportunity at a meeting of the PartnerRe board of directors or by writing to the PartnerRe directors as required by the Companies Act, a PartnerRe director shall not by reason of his office be accountable to PartnerRe for any benefit which he derives from any office or employment to which the PartnerRe bye-laws allow him to be appointed or from any transaction or arrangement in which the PartnerRe bye-laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

relevant AXIS board of directors meeting.

A PartnerRe director who has disclosed his interest in a transaction or arrangement with PartnerRe, or in which PartnerRe is otherwise interested, may be counted in the quorum and vote at any meeting at which such transaction or arrangement is considered by the PartnerRe board of directors.

Discontinuing

Under the Companies Act, a company may discontinue out of Bermuda and be continued in a jurisdiction outside of Bermuda approved by the Bermuda Minister of Finance or such other Bermuda Minister as may be appointed to administer the Companies Act as if it had been incorporated under the laws of that other jurisdiction. A company may make specific provisions for discontinuance in its bye-laws, and may delegate authority to the board of directors to exercise all of the company’s powers to discontinue the company. In the absence of such provision, the decision to discontinue the company to another jurisdiction must be made by the shareholders, provided that at any such meeting any such share will carry the right to vote in respect of such discontinuance whether or not it otherwise carries the right to vote.

The PartnerRe bye-laws are silent on discontinuance and, therefore, the provisions of the Companies Act will apply.	The AXIS bye-laws provide that the AXIS board of directors may exercise all the powers of AXIS to discontinue AXIS to a named country or jurisdiction outside Bermuda pursuant to the Companies Act.	The provisions relating to discontinuation under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws.

Preemptive Rights

Under Bermuda law, no shareholder has a preemptive right to subscribe for additional issues of a company’s shares	The AXIS bye-laws do not provide for any pre-emption rights on a transfer or an issue of AXIS shares.	The provisions relating to preemptive rights under the amalgamated company bye-laws

PartnerRe	AXIS	The Amalgamated Company

unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company.

The PartnerRe bye-laws do not provide for any pre-emption rights on a transfer or an issue of PartnerRe shares.

are broadly similar to the corresponding provisions under the AXIS bye-laws.

Repurchases of Shares

Under the Companies Act, a company may, if authorized by its memorandum of association or bye-laws, repurchase its own shares.

The PartnerRe bye-laws provide that the PartnerRe board may, at its discretion and without sanction of a resolution of the PartnerRe shareholders, authorize the acquisition of its own shares, of any class, at any price, and any PartnerRe shares to be so purchased may be selected in any manner whatsoever, to be held as treasury shares or otherwise, upon such terms as the PartnerRe board of directors may in its discretion determine, provided that such acquisition is effected in accordance with the Companies Act.

The PartnerRe board of directors has the discretion if it reasonably determines that ownership by any PartnerRe shareholder may result in (i) any person being a Ten Percent Shareholder or (ii) any non-de minimis adverse tax, legal or regulatory consequences to PartnerRe or any subsidiary of PartnerRe or any PartnerRe shareholder or affiliate of any PartnerRe shareholder, PartnerRe will have the option but not the obligation to purchase the minimum number of PartnerRe shares held by such PartnerRe shareholder that is necessary so that after such purchase such person is not a Ten Percent Shareholder (as determined in accordance with the PartnerRe bye-laws).

The AXIS bye-laws provide that the AXIS board of directors may exercise all the powers of AXIS to purchase and acquire all or any part of its own shares in accordance with the Companies Act.

In addition, the AXIS bye-laws provide that if the AXIS directors in their sole discretion determine that share ownership by any person may result in a non-de minimis adverse tax, legal or regulatory consequence to AXIS, any subsidiary, or any other holder of AXIS shares or its affiliates (including if such consequence arises as a result of any U.S. Person owning Controlled Shares (as such capitalized terms are defined in the AXIS bye-laws) that constitute 9.5% or more of the value of AXIS or the voting shares of AXIS (but subject to the provisions of the AXIS bye-laws as set out under “—Adjustment of Voting Powers and Ownership Limitations”), AXIS shall have the option but not the obligation to repurchase or assign to a third party the right to purchase the minimum number of shares held by such person which is necessary to eliminate such non-de minimis adverse tax, legal or regulatory consequence at a price determined in the good faith discretion of the

The provisions relating to repurchase of shares under the amalgamated company bye-laws are broadly similar to the corresponding provisions under the AXIS bye-laws except that an amalgamated company shareholder who disagrees with the repurchase price being offered will have no right of appraisal.

PartnerRe	AXIS	The Amalgamated Company

AXIS directors to represent such shares’ fair market value determined in accordance with the AXIS bye-laws. If an AXIS shareholder disagrees with the price so determined by the AXIS board of directors, the fair market value per share and the liquidity discount, if any, will be determined by an independent appraiser retained by AXIS at its expense and reasonably acceptable to such AXIS shareholder.

Restrictions on Transfer

The PartnerRe board of directors may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any PartnerRe share which is not a fully-paid PartnerRe share. The PartnerRe board of directors may also decline to register any transfer unless: (i) the instrument of transfer (if any) is duly stamped (as required by law) and lodged with PartnerRe, accompanied by the certificate of the PartnerRe shares to which it relates and such other evidence that the PartnerRe board may reasonably require to show the right of the transferor to the transfer; (ii) the instrument of transfer (if any) is in favour of less than five persons jointly; and (iii) it is satisfied that all applicable consents, authorizations, permissions, or approvals of any governmental body or agency in Bermuda or any other applicable jurisdiction required to be obtained under the relevant law prior to such transfer have been obtained.

In addition, under the PartnerRe bye-laws, no person shall be permitted to: (i) own or control PartnerRe shares in excess of 9.9% of the outstanding PartnerRe shares (determined by value) or (ii) be a Ten Percent Shareholder determined in accordance with the

The AXIS directors may decline to approve or register any transfer of shares if it appears to the AXIS directors, in their sole and reasonable discretion, after taking into account, among other things, the limitation on voting rights contained in the AXIS bye-laws, that any non-de minimis adverse tax, legal or regulatory consequence to AXIS, any subsidiary of AXIS, or any other holder of shares or its affiliates would result from such transfer (including if such consequence arises as a result of any such U.S. Person owning Controlled Shares that constitute 9.5% or more of the value of AXIS or the voting shares of AXIS (but subject to the provisions of the bye-laws under “—Adjustment of Voting Powers and Ownership Limitations”)).

Under the AXIS bye-laws, subject to any applicable requirements of the NYSE, the AXIS directors: (a) may decline to approve or to register any transfer of any share if a written opinion from counsel acceptable to AXIS has not been obtained to the effect that registration of such shares under the Securities Act, as amended, is not required and (b) shall decline

The amalgamated company board of directors may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of an amalgamated company share which is not fully paid up. The amalgamated company board of directors shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained. The amalgamated company board of directors may decline to approve or register or permit the registration of any transfer of the amalgamated company shares if the amalgamated company board of directors in its sole discretion determines that any adverse tax, regulatory or legal consequences to the amalgamated company, any subsidiary of the amalgamated company or any direct or indirect holder of shares or its affiliates would result from such transfer.

PartnerRe	AXIS	The Amalgamated Company

PartnerRe bye-laws. Accordingly no person shall be registered as holder of PartnerRe shares, no PartnerRe shares may be issued, purchased or transferred (including by reason of the death of a shareholder) and no alteration of capital may occur if as a result of such registration, issuance, purchase, transfer or alteration, as applicable, a person would (i) own or control PartnerRe shares in excess of 9.9% of the outstanding PartnerRe shares (determined by value) or (ii) be a Ten Percent Shareholder (determined in accordance with the PartnerRe bye-laws).

to approve or to register any transfer of any share if the transferee shall not have been approved by applicable governmental authorities if such approval is required.

Business Combination Statutes

A Bermuda company may not enter into certain business transactions with its significant shareholders or affiliates without obtaining prior approval from its board of directors and, in certain instances, its shareholders. Examples of such business transactions include amalgamations, mergers, asset sales and other transactions in which a significant shareholder or affiliate receives or could receive a financial benefit that is greater than that received or to be received by other shareholders.

Approval of Certain Transactions

The Companies Act is silent on whether a company’s shareholders are required to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. However, under the Companies Act, certain forms of amalgamations, mergers and restructurings require shareholder approval.

Under the Companies Act, the amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies in which case a short form amalgamation or merger may be used) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise (as described in the context of the amalgamation elsewhere in this document), the approval of three-fourths of the shareholders (i.e., 75%) voting at a general meeting is required to approve the amalgamation or merger agreement, and the quorum necessary for such meeting is two persons holding or representing more than one-third of the issued shares of the company. The required vote of shareholders may be reduced if the company’s bye-laws provide as such. For the purposes of the approval of an amalgamation or merger, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of such class would be altered by virtue of the amalgamation or merger.

Appraisal Rights/Dissenters’ Rights

Under the Companies Act, a dissenting shareholder of an amalgamating or merging company who did not vote in favor of the amalgamation or merger and who is not satisfied that he or she has been offered fair value for his or her shares may within one month of the giving of the notice sent to each shareholder calling the meeting at which the amalgamation or merger was decided upon apply to the Bermuda Court to appraise the fair value of his or her shares. Within one month of the Bermuda Court appraising the fair value of any shares where the amalgamation or merger has not proceeded, the amalgamated or surviving company shall be entitled to either: (i) pay to any shareholder an amount equal to the value of his or her shares as appraised by the Bermuda Court; or (ii) terminate the amalgamation or merger in accordance with the Companies Act.

Where the Bermuda Court has appraised the fair value of any shares and the amalgamation or merger has proceeded prior to the appraisal then, within one month of the Bermuda Court appraising the value of the shares, if the amount paid to any shareholder for his or her shares is less than that appraised by the Bermuda Court, the amalgamated or surviving company shall pay to such shareholder the difference between the amount paid to him or her and the value appraised by the Bermuda Court.

There shall be no right of appeal from an appraisal by the Bermuda Court. The costs of any application to the Bermuda Court to appraise the fair value of any shares shall be in the discretion of the Bermuda Court.

Inspection of Books and Records; Shareholder Lists

Under the Companies Act the shareholders have access to the following: (i) a company’s public documents available at the Registrar of Companies, which includes a company’s memorandum of association and any alterations thereto, including any increase or reduction of the company’s authorized capital; (ii) directly from the company: (A) copies of the memorandum of association and the bye-laws in return for payment; (B) minutes of general meetings without charge for not less than two hours per day during business hours or copies of such minutes of such meetings on payment of reasonable charge; and (C) audited financial statements of the company, which must be placed before the shareholders at an annual general meeting. The Companies Act also provides that during business hours the register of members and the register of directors and officers must be open to inspection by the public at a company’s registered office for at least two hours each day. A company is required to maintain a share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside Bermuda.

Bermuda law does not, however, provide for a general right for shareholders to inspect or obtain copies of any other corporate records.

Required Purchase and Sales of Shares

Under the Companies Act, a purchaser is generally able to compulsorily acquire the shares of minority holders in the following ways:

(i)	by a court approved scheme of arrangement under the Companies Act. Schemes may be transfer schemes or cancellation schemes but, unlike a transfer scheme, a cancellation scheme requires the company to pass a solvency test or obtain the agreement of all its creditors to the scheme. In either case, dissenting shareholders do not have express statutory appraisal rights but the Bermuda Court will only sanction a scheme if it is fair. Voting rights attached to shares owned by the offeror may be used to approve the scheme but the Bermuda Court will be concerned to see that the shareholders approving the scheme are representative of the general body of shareholders. Any scheme must be approved by a majority in number representing three-fourths in value of the shareholders present and voting either in person or by proxy at the requisite special general meeting. If there are dissenting shareholders who hold more than 10% of the shares, the Bermuda Court might be persuaded not to exercise its discretion to sanction the scheme on the ground that the scheme constitutes a takeover under the Companies Act and requires 90% acceptance; or

(ii)

by a squeeze-out of minority shareholders in a Bermuda company by way of a general offer followed by a squeeze-out under the Companies Act. Broadly, if the offer is approved by the holders of 90% in value of the shares which are the subject of the offer, the offeror can compulsorily acquire the shares of dissenting shareholders. Shares owned by the offeror or its subsidiary or their nominees at the date of the offer do not, however, count towards the 90% acceptance. If the offeror or any of its subsidiaries or any nominee of the offeror or any of its subsidiaries together already own more than 10% of the shares in the subject company at the date of the offer the offeror must offer the same terms to all holders of the same class and the holders who accept the offer, besides holding not less than 90% in value of the shares, must also represent not less than 75% in number of the holders of those shares. These additional restrictions should not apply if the offer is made by a subsidiary of a parent (where the subsidiary does not own more than 10% of the shares of the subject company) even where the parent owns more than 10% of the shares of the subject company, provided that the subsidiary and the parent are not nominees. The 90% must be obtained within four months after the making of the offer and, once obtained, the compulsory acquisition may be commenced within two months of the acquisition of 90%. Dissenting shareholders do not have express appraisal rights but are entitled to seek relief (within one month of the compulsory acquisition notice) from the Bermuda Court which has power to make such orders as it thinks fit; or

(iii)	by the holders of 95% or more of the shares or any class of shares serving a notice on the remaining shareholders or class of shareholders under the Companies Act. Dissenting shareholders have a right to apply to the Bermuda Court within one month of receiving the compulsory acquisition notice to have the value of their shares appraised by the Bermuda Court. If one dissenting shareholder applies to the Bermuda Court and is successful in obtaining a higher valuation, that valuation must be paid to all minority shareholders who were the subject of the notice.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion, subject to the limitations and qualifications described herein, constitutes the opinion of Davis Polk & Wardwell LLP (with respect to holders of PartnerRe common shares) and Simpson Thacher & Bartlett LLP (with respect to holders of AXIS common shares) as to the material U.S. federal income tax consequences of the amalgamation and the special dividend applicable to U.S. holders (as defined below) of PartnerRe common shares or AXIS common shares that receive (x) PartnerRe AXIS Capital Limited common shares in the amalgamation, and (y) for U.S. holders of PartnerRe common shares, the special dividend and cash in lieu of fractional shares, to the extent such discussion sets forth statements of U.S. federal income tax law or legal conclusions with respect thereto. The tax opinions of Davis Polk & Wardwell LLP and Simpson Thacher & Bartlett LLP are based, in part, on representations made by PartnerRe and AXIS with respect to certain factual matters and on customary factual assumptions. If any of the factual representations or assumptions on which the opinions described above are based are inaccurate as of the effective time of the amalgamation, the tax consequences to U.S. holders could differ materially from those described below.

The above-described opinions of counsel and the discussion set forth herein are not binding on the Internal Revenue Service (the “IRS”) or any court. No ruling will be sought from the IRS with respect to the tax consequences of the transaction and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The following discussion is based upon the Code, U.S. Treasury regulations, judicial authorities, published positions of the IRS, and other applicable authorities, all as currently in effect on the date of this joint proxy statement/prospectus and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to holders that hold their PartnerRe common shares or AXIS common shares (and who will hold their PartnerRe AXIS Capital Limited common shares after the amalgamation) as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular shareholder or to shareholders that are subject to special treatment under U.S. federal income tax laws, such as:

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	S corporations, partnerships or other pass-through entities (and investors in such entities);

•	dealers in securities or currencies;

•	traders in securities who elect the mark-to-market method of accounting for their securities;

•	shareholders that hold their PartnerRe common shares or AXIS common shares as part of a “straddle,” “conversion transaction” or other integrated transaction;

•	shareholders who acquired their PartnerRe common shares or AXIS common shares pursuant to the exercise of employee share options or otherwise in connection with the performance of services;

•	shareholders who have a functional currency other than the United States dollar;

•	persons who are considered 10% U.S. shareholders (as defined below) with respect to either PartnerRe or AXIS; and

•	shareholders who exercise their appraisal rights.

This discussion also does not address the tax consequences to holders of PartnerRe preferred shares or AXIS preferred shares that receive PartnerRe AXIS Capital Limited preferred shares in the amalgamation. Holders of PartnerRe preferred shares or AXIS preferred shares are urged to consult their tax advisors as to the U.S. federal, state, local and non-U.S. tax consequences to them of participating in the amalgamation, some of which are uncertain and may depend on such holders’ individual circumstances.

In addition, this discussion does not address the tax consequences to PartnerRe or AXIS or other U.S. federal taxes (such as gift or estate taxes or liability for the alternative minimum tax), the tax consequences of the transaction under state, local or non-U.S. tax laws, certain tax reporting requirements that may be applicable with respect to the transaction or the Medicare tax on “net investment income.”

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of AXIS common shares or PartnerRe common shares that is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia or (iii) an estate or trust, the income of which is subject to U.S. federal income tax regardless of its source.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is an AXIS or PartnerRe shareholder, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding AXIS common shares or PartnerRe common shares should consult its tax advisors with respect to the tax consequences of the transaction.

Shareholders are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of the transaction to them, as well as any tax consequences arising under any state, local and non-U.S. tax laws or any other U.S. federal tax laws.

The Amalgamation and Special Dividend

It is a condition to the obligations of PartnerRe and AXIS to complete the amalgamation that each shall have received an opinion of its respective tax counsel, dated as of the closing date of the amalgamation, that the amalgamation will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of PartnerRe, AXIS and the amalgamated company will be a “party to the reorganization” within the meaning of Section 368(b) of the Code. These opinions will be based, in part, on representations made by PartnerRe and AXIS with respect to certain factual matters and on customary factual assumptions. Although the amalgamation agreement allows PartnerRe and AXIS to waive the opinion requirements as a condition to closing, neither PartnerRe nor AXIS currently anticipates doing so. If either PartnerRe or AXIS does waive these conditions, you will be informed of this decision prior to being asked to vote on the transaction.

Based on the foregoing, including the representations made by PartnerRe and AXIS and the customary factual assumptions referred to above, the amalgamation will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and each of PartnerRe, AXIS and the amalgamated company will be a “party to the reorganization” within the meaning of Section 368(b) of the Code. In addition, in the opinion of Davis Polk & Wardwell, cash received in the special dividend should be treated as additional consideration received by holders of PartnerRe common shares in connection with the amalgamation. Therefore, and subject to the qualifications and limitations set forth herein, the material U.S. federal income tax consequences of the transactions will be as follows.

Tax Treatment of Exchange of AXIS Common Shares. Upon the exchange by a U.S. holder of AXIS common shares for PartnerRe AXIS Capital Limited common shares:

•	no gain or loss will be recognized by U.S. holders;

•	the aggregate basis of the PartnerRe AXIS Capital Limited common shares received in the amalgamation, will be equal to the U.S. holder’s aggregate tax basis in its AXIS common shares exchanged in the transaction;

•	the holding period of the PartnerRe AXIS Capital Limited common shares received in exchange for AXIS common shares will include the holding period of the AXIS common shares for which they are exchanged.

If a U.S. holder acquired its AXIS common shares at different times or at different prices, such U.S. holder’s basis and holding period in the PartnerRe AXIS Capital Limited common shares received in the amalgamation will be determined separately with respect to each block of AXIS common shares held. A block generally consists of shares acquired at the same cost in a single transaction. If a U.S. holder holds both PartnerRe common shares and AXIS common shares, the PartnerRe common shares and AXIS common shares held by such U.S. holder will be treated as separate blocks, even if acquired at the same cost in a single transaction.

Tax Treatment of Exchange of PartnerRe Common Shares. Upon the exchange by a U.S. holder of PartnerRe common shares for PartnerRe AXIS Capital Limited common shares and cash received in the special dividend:

•	gain, but not loss, should be recognized by a U.S. holder equal to the lesser of (i) the amount of cash received in the special dividend and (ii) the excess, if any, of (x) the amount of cash received in the special dividend and the fair market value of the PartnerRe AXIS Capital Limited common shares received in the amalgamation over (y) such U.S. holder’s aggregate tax basis in the PartnerRe common shares exchanged in the transaction;

•	recognized gain (if any) should generally be long-term capital gain if the U.S. holder’s holding period for the PartnerRe common shares exchanged is more than one year at the effective time of the amalgamation;

•	the aggregate basis of the PartnerRe AXIS Capital Limited common shares received in the amalgamation (including fractional shares deemed received and sold for cash, as discussed below), should be equal to the U.S. holder’s aggregate tax basis in its PartnerRe common shares exchanged in the transaction, increased by the amount of gain recognized and decreased by the amount of cash received in the special dividend;

•	the holding period of the PartnerRe AXIS Capital Limited common shares received in exchange for PartnerRe common shares will include the holding period of the PartnerRe common shares for which they are exchanged.

If a U.S. holder holds multiple blocks of PartnerRe common shares, the amount of gain will be computed separately for each block of PartnerRe common shares. Such a U.S. holder’s basis and holding period in the PartnerRe AXIS Capital Limited common shares received in the amalgamation will be determined separately with respect to each block of PartnerRe common shares held.

Cash in Lieu of a Fractional Share. If a U.S. holder of PartnerRe common shares receives cash in lieu of a fractional PartnerRe AXIS Capital Limited common share, the U.S. holder will be treated as having received the fractional share pursuant to the amalgamation and then as having sold that fractional share for cash. As a result, such a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and its basis in the fractional PartnerRe AXIS Capital Limited common share, determined as described above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date of the amalgamation, the holding period for the fractional share that such U.S. holder is treated as having received is greater than one year, determined as described above. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Possible Alternative Treatment of Cash Received in the Special Dividend. PartnerRe and the amalgamated company intend to take the position that the special dividend is treated for tax purposes as additional consideration received by holders of PartnerRe common shares in the amalgamation that is subject to the rules described above at “—Tax Treatment of Exchange of PartnerRe Common Shares.” It is possible, however, that the IRS could treat the special dividend as a distribution of property by PartnerRe to shareholders that is taxable under the rules described below at “—Consequences of Owning PartnerRe AXIS Capital Limited Common Shares—Distributions.”

Treatment of Pre-Acquisition Dividends. The amalgamation agreement permits the payment of certain dividends to holders of PartnerRe common shares and AXIS common shares between the signing date of the amalgamation agreement and the closing date of the amalgamation. The amalgamation agreement also permits the amount of certain quarterly cash dividends payable to holders of PartnerRe common shares between the signing date of the amalgamation agreement and the closing date of the amalgamation to be increased (any such dividend, an “increased PartnerRe cash dividend”). PartnerRe and the amalgamated company intend to take the position that any such increased PartnerRe cash dividend is treated for tax purposes as a distribution of property by PartnerRe to shareholders, that is taxable under the rules described below at “—Consequences of Owning PartnerRe AXIS Capital Limited Common Shares—Distributions.” Because there is no authority directly addressing facts similar to the payment of increased PartnerRe cash dividends in the amalgamation, it is possible that any such increased PartnerRe cash dividends could be recharacterized as additional consideration received in the amalgamation that is subject to the rules applicable to cash received in the special dividend described above at “—Tax Treatment of Exchange of PartnerRe Common Shares.” If all or a portion of any increased PartnerRe cash dividend payments were so treated, the tax consequences to holders of PartnerRe common shares could be different from the treatment of dividends described below, including that the dividend might not result in “qualified dividend income” to such holders.

Passive Foreign Investment Company Status. If AXIS is or was classified as a PFIC for any taxable year during which a U.S. holder held AXIS common shares, such U.S. holder may be subject to adverse U.S. federal income tax treatment upon the exchange of such shares for PartnerRe AXIS Capital Limited common shares (including that the exchange may be treated as a taxable transaction) unless the amalgamated company is also treated as a PFIC for the taxable year that includes the closing date of the amalgamation. If PartnerRe is or was classified as a PFIC for any taxable year during which a U.S. holder held PartnerRe common shares, (x) such U.S. holder may be subject to adverse U.S. federal income tax treatment with respect to any gain recognized upon the exchange of such shares for PartnerRe AXIS Capital Limited common shares and cash received in the special dividend, and (y) unless the amalgamated company is also treated as a PFIC for the taxable year that includes the closing date of the amalgamation, such U.S. holder may be subject to adverse U.S. federal income tax treatment with respect to all of its gain realized upon the exchange, including any gain that is not otherwise required to be recognized. Both PartnerRe and AXIS have indicated in public filings that they do not believe that they are or have been PFICs. In addition, neither PartnerRe nor AXIS believes that the amalgamated company will be treated as a PFIC for the taxable year of the amalgamation and do not expect the amalgamated company to become a PFIC in the foreseeable future. See “—Consequences of Owning PartnerRe AXIS Capital Limited Common Shares—Application of Passive Foreign Investment Company Rules” below. However, the determination of PFIC status is factual in nature, depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Further, neither PartnerRe’s nor AXIS’ counsel has made any determination regarding the PFIC status of either company or the amalgamated company for any taxable year. Accordingly, there can be no assurance that PartnerRe or AXIS is or was not a PFIC for its current or any prior taxable year. U.S. holders should consult their own tax advisors regarding the classification of PartnerRe or AXIS as a PFIC, and the effect of the PFIC rules on such holder.

Backup Withholding and Information Reporting. Cash received in lieu of a fractional share or in the special dividend by a non-corporate U.S. holder of PartnerRe common shares may, under certain circumstances, be subject to information reporting. In addition, cash received by a non-corporate U.S. holder in lieu of a fractional share or in the special dividend may be subject to backup withholding unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Consequences of Owning PartnerRe AXIS Capital Limited Common Shares

Distributions. Subject to the discussion below relating to the potential application of the “controlled foreign corporation,” “related person insurance income” and PFIC rules, cash distributions made with respect to PartnerRe AXIS Capital Limited common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of the amalgamated company’s current or accumulated earnings and profits as computed using U.S. tax principles. U.S. holders of PartnerRe AXIS Capital Limited common shares generally will be subject to U.S. federal income tax on the receipt of such dividends. Such dividends will not be eligible for the dividends-received deduction provided to corporations by Section 243 of the Code. To the extent that a distribution exceeds the amalgamated company’s current and accumulated earnings and profits, it will first be treated as a return of the U.S. holder’s basis to the extent thereof, and then as gain from the sale of a capital asset, subject to the discussion below related to the potential application of the “controlled foreign corporation,” “related person insurance income” and PFIC rules.

Subject to applicable limitations, certain dividends received by certain non-corporate U.S. holders from the amalgamated company will be taxed at favorable rates applicable to “qualified dividend income,” provided certain holding period requirements are met and the amalgamated company is treated as a qualified foreign corporation with respect to the shares on which such dividend is paid. The amalgamated company will be treated as a qualified foreign corporation with respect to dividends paid on shares that are readily tradable on an established securities market in the United States. It is expected that PartnerRe AXIS Capital Limited common shares will be listed on the NYSE, and, pursuant to Treasury Department guidance, such shares will be readily tradable on an established securities market in the United States upon such listing. There can be no assurance that PartnerRe AXIS Capital Limited common shares will be considered readily tradable on an established securities market in the future. Non-corporate shareholders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the amalgamated company’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. This discussion is based on PartnerRe’s and AXIS’ belief that the amalgamated company is not expected to be classified as a PFIC (as discussed further below).

Sales, Exchanges or Other Dispositions of PartnerRe AXIS Capital Limited Common Shares. In general, a U.S. holder will recognize gain or loss on a sale, exchange, or other taxable disposition (collectively, a “disposition”) of a PartnerRe AXIS Capital Limited common share in an amount equal to the difference between the amount realized and the adjusted tax basis for that share. Subject to the discussion below relating to the potential application of the “controlled foreign corporation,” “related person insurance income” and PFIC rules, gain or loss on the disposition of a PartnerRe AXIS Capital Limited common share generally will be capital gain or loss, and generally will be long-term capital gain or loss if, at the time of the disposition, the U.S. holder has a holding period for the PartnerRe AXIS Capital Limited common share of more than one year. Capital gains of individuals in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Additionally, any gain or loss on the disposition of a PartnerRe AXIS Capital Limited common share generally will be U.S. source and generally will constitute “passive income” for foreign tax credit limitation purposes.

Application of Controlled Foreign Corporation Rules. Generally, each “10% U.S. shareholder” (as defined below), including in certain circumstances one that is generally tax-exempt, that owns, directly or indirectly through one or more foreign entities, shares of a foreign corporation that is a “controlled foreign corporation” (“CFC”) for an uninterrupted period of 30 days or more during any taxable year must include in its gross income its pro rata share of the “subpart F income” realized by the CFC for such year, even if that income is not distributed. “Subpart F income” of a foreign insurance corporation typically includes passive income such as interest and dividends, as well as insurance and reinsurance income (including underwriting and investment income) attributable to the insurance of risks situated outside the CFC’s country of incorporation.

A “10% U.S. shareholder” of a foreign corporation is any U.S. holder that owns, directly or indirectly through one or more foreign entities, or is considered to own (by application of certain constructive ownership rules), 10% or more of the total combined voting power of all classes of shares of the foreign corporation. In general, a foreign corporation will be treated as a CFC only if its 10% U.S. shareholders collectively own (directly, indirectly through foreign entities, or by application of certain constructive ownership rules) more than 50% (or 25%, in the case of an insurance company with respect to certain insurance income) of its total combined voting power or value. In particular, the non-U.S. subsidiaries of the amalgamated company that are insurance companies (each, a “non-U.S. insurance subsidiary”) generally will be treated as CFCs if 10% U.S. shareholders collectively own more than 25% of the relevant non-U.S. insurance subsidiary’s total combined voting power or value.

PartnerRe and AXIS believe that, because of the anticipated dispersion of share ownership of the amalgamated company, provisions in the amalgamated company’s organizational documents that limit voting power and other factors, no U.S. holder who owns shares of the amalgamated company directly or indirectly through one or more foreign entities should be treated as owning (directly, indirectly through foreign entities, or by application of certain constructive ownership rules), 10% or more of the total voting power of all classes of shares of the amalgamated company or any of its non-U.S. subsidiaries. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

Each prospective investor should consult its own tax advisor to determine whether its ownership interest would cause it to become a 10% U.S. shareholder of the amalgamated company or any of its subsidiaries and to determine the impact of such a classification of such investor.

Application of Related Person Insurance Income Rules—Potential Inclusion of Related Person Insurance Income. Special rules apply to U.S. persons that own shares of non-U.S. corporations that earn RPII. Because the amalgamated company will be a holding company, and will not itself be licensed as an insurance company, neither PartnerRe nor AXIS expect the amalgamated company to have any “insurance income,” as defined below, including RPII. However, the RPII rules of the Code will apply to U.S. holders (including tax-exempt persons) who, through their ownership of PartnerRe AXIS Capital Limited common shares, are indirect shareholders of a non-U.S. insurance subsidiary if both (A) the non-U.S. insurance subsidiary is a CFC for RPII purposes (a “RPII CFC”) (which will be the case if, as is anticipated, 25% or more of the value or voting power of such non-U.S. insurance subsidiary’s shares is owned (directly, indirectly through foreign entities, or by the application of certain constructive ownership rules) by U.S. holders), and (B) none of the exceptions described below apply.

RPII is “insurance income” (as defined below) from the direct or indirect insurance or reinsurance of any U.S. person who holds shares of the applicable non-U.S. insurance subsidiary (directly or indirectly through foreign entities) or of a person related to such a U.S. person. In general, and subject to certain limitations, “insurance income” is income (including investment income and premium income) attributable to the issuing of any insurance or reinsurance contract that would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. A non-U.S. insurance subsidiary may be considered to indirectly reinsure the risk of a U.S. person that holds shares, directly or indirectly, and thus generate RPII, if an unrelated company that insured such risk in the first instance reinsures the risk with such non-U.S. insurance subsidiary.

The RPII rules do not apply to income derived from a non-U.S. insurance subsidiary if (1) direct and indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of such non-U.S. insurance subsidiary (the “20% ownership exception”), (2) RPII, determined on a gross basis, is less than 20% of the gross insurance income of such non-U.S. insurance subsidiary for the taxable year (the “20% gross income exception”), (3) the non-U.S. insurance subsidiary elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business, waives all U.S. treaty benefits with respect to RPII, and meets certain other requirements or (4) the non-U.S. subsidiary elects to be treated as a U.S. corporation, waives all U.S. treaty benefits and meets certain other requirements. Although there can be no assurance, PartnerRe and AXIS each expect that the non-U.S. insurance subsidiaries of the amalgamated company will operate in a manner that is intended to ensure that such non-U.S. insurance subsidiaries qualify for the 20% ownership exception or the 20% gross income exception.

If none of the exceptions described above apply to a non-U.S. insurance subsidiary for any taxable year, each U.S. person (including a U.S. holder) who, directly or indirectly through foreign entities, owns any shares in the amalgamated company (and, therefore, indirectly holds shares of such non-U.S. insurance subsidiary) (a “RPII holder”) on the last day of such non-U.S. insurance subsidiary’s taxable year would be taxable currently with respect to its allocable share of the RPII (whether distributed or not) for the portion of the taxable year during which the non-U.S. insurance subsidiary was a RPII CFC. For this purpose, all of such non-U.S. insurance subsidiary’s RPII would be allocated solely to RPII holders, but only to the extent of their ratable share of such non-U.S. insurance subsidiary’s total earnings and profits for the taxable year. A RPII holder who owns common shares of the amalgamated company during a taxable year but not on the last day of the taxable year, which would normally be December 31, is generally not required to include in gross income any part of a non-U.S. insurance subsidiary’s RPII. Such inclusion should be further limited to the amount such U.S. holder would be required to include in its gross income under the general CFC rules of the Code if all of the taxable income of such non-U.S. insurance subsidiary for the taxable year were subpart F income. The amount of RPII includible in the income of a RPII holder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Computation of RPII. The amalgamated company may not be able to determine whether any of the direct or indirect insureds to which the non-U.S. insurance subsidiaries provide insurance or reinsurance or persons related thereto own (directly or indirectly through foreign entities) amalgamated company shares and are U.S. persons. Consequently, the amalgamated company may not be able to determine accurately the gross amount of the non-U.S. insurance subsidiaries’ RPII in a given taxable year. For any year that the amalgamated company determines that neither the 20% gross income exception nor the 20% ownership exception applies, the amalgamated company may also seek information from its shareholders as to whether beneficial owners of the amalgamated company’s shares at the end of the year are U.S. holders so that RPII may be apportioned among such persons. To the extent the amalgamated company is unable to determine whether a beneficial owner of its shares is a U.S. holder, it may assume that such owner is not a U.S. holder for purposes of apportioning RPII, thereby increasing the per share RPII amount for all RPII holders. If, as expected, the 20% gross income exception or 20% ownership exception is met for each taxable year, RPII holders will not be required to include RPII in their taxable income.

Basis Adjustments. Under proposed regulations, a RPII holder’s tax basis in shares of the amalgamated company (including shares received in the amalgamation) will be increased by the amount of any RPII that the shareholder includes in income. The RPII holder may exclude from income the amount of any distribution by the amalgamated company to the extent of the RPII included in income for the year in which the distribution is paid or for any prior year (and not previously distributed). The RPII holder’s tax basis in the shares of the amalgamated company that it holds will be reduced by the amount of such distributions that are excluded from income.

Dispositions of PartnerRe AXIS Capital Limited Common Shares. Section 1248 of the Code generally provides that if a U.S. holder sells or exchanges shares in a foreign corporation and such person is a 10% U.S. shareholder at any time during the 5-year period ending on the date of the sale or exchange when such foreign corporation was a CFC, any gain from such sale or exchange may be treated as ordinary income to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) attributable to such shares, during the period that the U.S. holder held the shares (with certain adjustments). A 10% U.S. shareholder will be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. income tax or information return that it would normally file for the taxable year in which the disposition occurs.

Section 953(c)(7) of the Code generally provides that Section 1248 will also apply to gain recognized by a RPII holder with respect to the sale or exchange of shares in a foreign corporation that earns RPII and is characterized as a RPII CFC if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the RPII holder is a 10% U.S. shareholder or whether the 20% gross income exception or the 20% ownership exception applies. Neither existing nor proposed Treasury regulations clarify whether Section 1248 and the requirement to file IRS Form 5471 would apply with respect to the disposition of shares in a foreign corporation (such as the amalgamated company) that is not itself a RPII CFC but has a non-U.S. insurance subsidiary that is a RPII CFC and that would be taxed as an insurance company if it were a domestic corporation. Accordingly, it is possible that Section 1248 and the requirement to file IRS Form 5471 do not apply to a RPII holder that is not a 10% U.S. shareholder of the amalgamated company because the amalgamated company is not directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret the regulations in this manner or that the Treasury Department will not amend the regulations to provide that Section 1248 and the requirement to file IRS Form 5471 apply to dispositions of PartnerRe AXIS Capital Limited common shares in respect of the amalgamated company’s ownership of the non-U.S. insurance subsidiaries. U.S. holders should consult their tax advisors regarding the effects of these rules on a disposition of PartnerRe AXIS Capital Limited common shares.

Application of Passive Foreign Investment Company Rules. In general, a foreign corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” or (ii) 50% or more of its assets produce (or are held for the production of) passive income. For purposes of the PFIC determination, passive income generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions, however, contain an express exception for income derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business.

This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. PartnerRe and AXIS expect for purposes of the PFIC rules that each non-U.S. insurance subsidiary of the amalgamated company will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business. Accordingly, neither expects the income or assets of the non-U.S. insurance subsidiaries to be treated as passive. However, proposed regulations regarding when income is derived in the active conduct of an insurance business were recently released (the “proposed PFIC insurance regulations”). Although the proposed PFIC insurance regulations are not effective until finalized, it is possible that, if finalized in their current form, the regulations could be interpreted to heighten the risk that the amalgamated company or one or more of its subsidiaries could be treated as a PFIC. Even if the proposed PFIC insurance regulations were finalized in their current form, various aspects of the application of the PFIC rules to insurance companies would remain unclear. The PFIC statutory provisions contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received directly its proportionate share of the income and as if it held its proportionate share of the assets of any other corporation in which it owns at least 25% by value of the shares.

While no explicit guidance is provided by the statutory language, under this look-through rule the amalgamated company should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect subsidiaries for purposes of determining whether it qualifies for the insurance exception. Consequently, PartnerRe and AXIS do not expect that the amalgamated company will be treated as a PFIC for U.S. federal income tax purposes. Nevertheless, the PFIC insurance regulations are in proposed form, as discussed above, and new Treasury regulations or pronouncements interpreting or clarifying the PFIC and other rules may be forthcoming. In addition, the determination of PFIC status is factual in nature, depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. Therefore, there can be no assurance that the IRS will not challenge this position or that a court will not sustain such challenge. U.S. holders should consult their tax advisors as to the effects of the PFIC rules.

If the amalgamated company were treated as a PFIC for any taxable year during which a U.S. holder holds PartnerRe AXIS Capital Limited common shares and the U.S. holder does not make a “mark-to-market” election or a “qualified electing fund” election with respect to the amalgamated company, as described below, the following consequences would apply to (i) any “excess distribution” that the U.S. holder receives from the amalgamated company or is treated under applicable rules as receiving from the amalgamated company and (ii) any gain that the U.S. holder recognizes on a sale or other disposition (including, under certain circumstances, a pledge) of its PartnerRe AXIS Capital Limited common shares or that the U.S. holder is treated under applicable rules as recognizing on a sale by the amalgamated company of any shares of any non-U.S. subsidiary that is also treated as a PFIC. For purposes of these rules, an “excess distribution” is any distribution received by a U.S. holder with respect to its PartnerRe AXIS Capital Limited common shares that exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. holder’s holding period, whichever is shorter. Any such “excess distribution” or gain would be treated as having been earned ratably over the U.S. holder’s holding period for its PartnerRe AXIS Capital Limited common shares. The portion of the “excess distribution,” or of the sale or other disposition allocated to the current taxable year and any taxable year prior to the first taxable year in which the amalgamated company was a PFIC would be treated as ordinary income. The portion allocated to each prior taxable year in which the amalgamated company was a PFIC would be subject to U.S. federal income tax at the highest marginal rate in effect for the type of U.S. holder (corporate or individual) for such taxable year, and an interest charge generally applicable to under-payments of U.S. federal income tax would be imposed on the resulting tax liability for each prior taxable year. In addition, a distribution paid by the amalgamated company to U.S. holders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for treatment as qualified dividend income if the amalgamated company were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year.

If the amalgamated company were treated as a PFIC for U.S. federal income tax purposes, a U.S. holder could mitigate the consequences of the possible application of the PFIC rules by making a timely “mark-to-market” election or “qualified electing fund” election with respect to the amalgamated company. Neither PartnerRe nor AXIS expects the amalgamated company to provide information necessary for U.S. holders to make “qualified electing fund” elections. If a U.S. holder made a timely “mark-to-market” election, the U.S. holder generally would recognize as ordinary income any excess of the fair market value of the U.S. holder’s PartnerRe AXIS Capital Limited common shares at the end of each taxable year over the U.S. holder’s adjusted tax basis in its shares, and would recognize an ordinary loss in respect of any excess of the U.S. holder’s adjusted tax basis in its shares over the fair market value of the U.S. holder’s shares at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the “mark-to-market” election). If a U.S. holder made the “mark-to-market” election, the U.S. holder’s tax basis in its PartnerRe AXIS Capital Limited common shares would be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of the U.S. holder’s PartnerRe AXIS Capital Limited common shares in a year when the amalgamated company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the “mark-to-market” election). Distributions paid on PartnerRe AXIS Capital Limited common shares will be treated as discussed above under “—Consequences of Owning PartnerRe AXIS Capital Limited Common Shares—Distributions.”

If a U.S. holder owns PartnerRe AXIS Capital Limited common shares during any year in which the amalgamated company is a PFIC, the holder generally must file IRS Form 8621(or any successor form) with respect to the amalgamated company. U.S. holders should consult their tax advisors concerning the amalgamated company’s PFIC status and the tax considerations relevant to an investment in a PFIC.

Foreign Tax Credit. Because it is anticipated that U.S. holders will own a majority of the PartnerRe AXIS Capital Limited common shares, it is possible that only a portion of current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by the amalgamated company (including any gain from the sale of PartnerRe AXIS Capital Limited common shares that is treated as a dividend under Section 1248 of the Code)

will be foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitation. Thus, it may not be possible for a U.S. holder to utilize excess foreign tax credits to reduce U.S. tax on such income. The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

Backup Withholding and Information Reporting. Cash payments (including dividends and proceeds from a disposition) received by a non-corporate U.S. holder of PartnerRe AXIS Capital Limited common shares may, under certain circumstances, be subject to information reporting. In addition, cash payments made to a non-corporate U.S. holder may be subject to backup withholding unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

DESCRIPTION OF SHARE CAPITAL

The following description of the amalgamated company’s share capital summarizes certain provisions of its memorandum of association and bye-laws that will become effective upon the consummation of the amalgamation.

The summary does not purport to be complete and is subject to, and is qualified in their entirety by reference to, all of the provisions of the amalgamated company’s memorandum of association and bye-laws, copies of which have been filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. Prospective investors are urged to read the exhibits for a complete understanding of the amalgamated company’s memorandum of association and bye-laws.

General

Immediately following the amalgamation, the amalgamated company will be an exempted limited liability company incorporated under the laws of Bermuda. It will be registered with the Registrar of Companies in Bermuda under registration number 18620. Its date of incorporation is 24 August 1993 under the name PartnerRe Holdings Ltd. and it changed its name to PartnerRe Ltd. on 8 May 1995. Its registered office will be located at 2 Church Street, Hamilton, Bermuda. Its agent for service of process in the United States will be CT Corporation, 111 Eighth Avenue, 13th Floor, New York, NY 10011.

Immediately following the amalgamation, the amalgamated company’s objects will be unrestricted and it will have the capacity of a natural person. It can therefore undertake activities without restriction on its capacity.

Authorized Share Capital

Effective upon the consummation of the amalgamation, the amalgamated company’s authorized share capital will be $250,000,000 consisting of common shares, par value $0.0125 per share, preferred shares par value $0.0125 per share, preferred shares par value $1.00 per share and undesignated shares that the amalgamated company board of directors is authorized to issue on such terms and conditions as it may determine.

Based on the issued and outstanding share capital of PartnerRe and AXIS as of May 18, 2015, the record date for the special general meetings, upon consummation of the amalgamation, there will be 207,535,153 common shares issued and outstanding which includes certain outstanding equity awards at May 18, 2015 that will automatically vest and settle as of the effective time, 25,028,430 preferred shares, par value $0.0125 per share issued and outstanding and 34,150,000 preferred shares, par value $1.00 per share issued and outstanding. All of the amalgamated company’s issued and outstanding shares upon consummation of the amalgamation will be fully paid.

Pursuant to the amalgamated company’s bye-laws, subject to the requirements of any stock exchange on which the shares are listed and to any resolution of the shareholders to the contrary, the amalgamated company board of directors is authorized to issue any of the authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote the amalgamated company’s shares.

Common Shares

The following description of the rights of common shareholders of the amalgamated company is subject to such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, return of capital or otherwise of the holders of preferred shares in each of PartnerRe and AXIS, as set out in the relevant certificate of designation, preference and rights or equivalent respect of such preferred shares.

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares subject to any adjustment of voting power. See “—Adjustment to Voting Power”. Unless a different majority is required by law or by the amalgamated company’s bye-laws, resolutions to be approved by holders of common shares require approval by the affirmative votes of a majority of votes cast at a meeting at which a quorum is present.

In the event of the amalgamated company’s liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in the amalgamated company’s assets, if any, remaining after the payment of all of the company’s debts and liabilities, subject to any liquidation preference on any issued and outstanding preferred shares.

Preferred Shares

Pursuant to Bermuda law and the amalgamated company’s bye-laws, the amalgamated company board of directors may, by resolution, establish one or more series of preferred shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the amalgamated company.

For the avoidance of doubt, without prejudice to dissenters’ rights, at the effective time each PartnerRe preferred share and each AXIS preferred share issued and outstanding immediately prior to the effective time will continue as a preferred share of the amalgamated company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such PartnerRe preferred shares or AXIS preferred shares, respectively.

Adjustment of Voting Power

The voting power of all the amalgamated company shares is adjusted (and shall be automatically adjusted in the future) to the extent necessary so that there is no 9.5% U.S. Member or, in the discretion of the amalgamated company board of directors, no 9.5% Non-U.S. Member. The amalgamated company board of directors is required to implement the foregoing in the manner provided in the amalgamated company bye-laws, provided, that the foregoing does not apply in the event that one amalgamated company shareholder owns greater than 75% of the voting power of the issued shares of the amalgamated company determined without applying the voting power adjustments or eliminations under the bye-laws.

The amalgamated company board of directors shall from time to time take all reasonable steps necessary to ascertain whether there exists, or will exist at the time any vote of the amalgamated company shareholders is taken, a Tentative 9.5% U.S. Member or, in the discretion of the amalgamated company board of directors, a Tentative 9.5% Non-U.S. Member. In the event that a Tentative 9.5% U.S. Member exists, the aggregate votes conferred by shares held by an amalgamated company shareholder and treated as Controlled Shares of that Tentative 9.5% U.S. Member shall be reduced to the extent necessary such that the Controlled Shares of the Tentative 9.5% U.S. Member will constitute less than 9.5% of the voting power of all amalgamated company shares. In applying the previous sentence where the amalgamated company shares held by more than one Member are treated as Controlled Shares of such Tentative 9.5% U.S. Member, the reduction in votes shall apply to such Members in descending order according to their respective Attribution Percentages, provided, that, in the event of a tie of Attribution Percentages, the reduction shall apply pro rata to such Members based on the voting power of the shares held by each such amalgamated company shareholder.

The votes of the amalgamated company shareholders owning no shares treated as Controlled Shares of any Tentative 9.5% U.S. Member shall, in the aggregate, be increased by the same number of votes subject to reduction as described above, provided, that no shares shall be conferred votes to the extent that doing so will cause any person to be treated as a 9.5% U.S. Member or, unless the amalgamated company board of directors determines otherwise, a 9.5% Non-U.S. Member. The votes described in the preceding sentence shall be apportioned to all such amalgamated company shareholders in proportion to their voting power at that time. The adjustments of voting power described in the bye-laws shall apply repeatedly until there is no 9.5% U.S. Member or, unless the amalgamated company board of directors determines otherwise, no 9.5% Non-U.S. Member. The amalgamated company board of directors may deviate from any of the principles described in the bye-laws and determine that shares held by an amalgamated company shareholder shall carry different voting rights as it reasonably determines, based on the advice of counsel, to be appropriate (a) to avoid the existence of any 9.5% U.S. Member or, unless the amalgamated company board of directors determines otherwise, a 9.5% Non-U.S. Member, or (b) to avoid adverse tax, legal or regulatory consequences to the amalgamated company, any subsidiary of the amalgamated company or any direct or indirect holder of shares; provided, that the amalgamated company board of directors will use reasonable efforts to afford equal treatment to similarly situated amalgamated company shareholders to the extent possible under the circumstances. In applying any adjustment a share may carry a fraction of a vote.

In the event that a Tentative 9.5% Non-U.S. Member exists, the amalgamated company board of directors in its discretion, may apply procedures similar to the above to reduce the voting power of shares held by an amalgamated company shareholder and treated as shares owned directly or indirectly through a Controlled Entity with respect to such Tentative 9.5% Non-U.S. Member.

In addition to the above, any amalgamated company shares shall not carry any right to vote to the extent that the amalgamated company board of directors determines in its sole discretion that it is necessary that such shares should not carry the right to vote in order to avoid adverse tax, legal or regulatory consequences to the amalgamated company, any subsidiary of the amalgamated company, or any other direct or indirect holder of shares, provided, that no adjustment pursuant to the amalgamated company bye-laws shall cause any person to become a 9.5% U.S. Member or, unless the amalgamated company board of directors determines otherwise, a 9.5% Non-U.S. Member; and provided, further, that the amalgamated company board of directors will use reasonable efforts to afford equal treatment to similarly situated amalgamated company shareholders to the extent possible under the circumstances.

“9.5% U.S. Member” means a U.S. Person whose Controlled Shares constitute 9.5% or more of the voting power of all shares of the amalgamated company and who generally would be required to recognise income with respect to the amalgamated company under section 951(a)(1) of the United States Internal Revenue Code of 1986, as amended (the “Code”) if the amalgamated company were a controlled foreign corporation as defined in section 957 of the Code and if the ownership threshold under section 951(b) of the Code were 9.5%; and

“9.5% Non-U.S. Member” means a Non-U.S. Person whose shares in the amalgamated company owned directly or indirectly through one or more Controlled Entities constitute 9.5% or more of the voting power of all shares of the amalgamated company.

“Controlled Entity” means an entity which directly or indirectly controls, is controlled by or is under the common control with such other entity. For the purposes of this definition, the term “control” and its corollaries means the direct or indirect ownership of more than 50% of the equity interests or voting interests in such entity.

“Controlled Shares” means all shares of the amalgamated company directly, indirectly or constructively owned by a person as determined pursuant to sections 957 and 958 of the Code and the Treasury Regulations promulgated thereunder.

“Non-U.S. Person” means any person that is not a U.S. Person.

“Tentative 9.5% U.S. Member” means a U.S. Person that, but for adjustments to the voting rights of shares pursuant to the bye-laws, would be a 9.5% U.S. Member.

“Tentative 9.5% Non-U.S. Member” means a Non-U.S. Person whose shares in the amalgamated company owned directly or indirectly through one or more Controlled Entities that, but for adjustments to the voting rights of shares pursuant to the bye-laws, would be a 9.5% Non-U.S. Member.

“U.S. Person” means a “United States person” as defined in section 7701(a)(30) of the Code as modified by section 957(c) of the Code.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of its assets would thereby be less than its liabilities. Under the amalgamated company’s bye-laws, each common share is entitled to dividends if, as and when dividends are declared by the amalgamated company board of directors, subject to any preferred dividend right of the holders of any preferred shares.

Variation of Rights

If, at any time, the amalgamated company’s share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the amalgamated company is being wound-up, be varied either: (i) with the consent in writing of the holders of three-fourths of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The amalgamated company’s bye-laws specify that the rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Transfer of Shares

The amalgamated company board of directors may in its absolute discretion and without assigning any reason, refuse to register the transfer of a share that it is not fully paid. The amalgamated company board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the amalgamated company board of directors shall reasonably require. The amalgamated company board of directors may decline to approve or register or permit the registration of any transfer of shares if the amalgamated company board of directors in its sole discretion determines that any adverse tax, regulatory or legal consequences to the amalgamated company, any subsidiary of the amalgamated company or any direct or indirect holder of shares or its affiliates would result from such transfer.

Subject to these restrictions, a holder of shares may transfer the title to all or any of his shares by completing a form of transfer in the form set out in the amalgamated company’s bye-laws (or as near thereto as circumstances admit) or in such other common form as the amalgamated company board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share the amalgamated company board of directors may accept the instrument signed only by the transferor.

Where the amalgamated company’s shares are listed or admitted to trading on any appointed stock exchange, such as the NYSE, they will be transferred in accordance with the rules and regulations of such exchange.

Compulsory Acquisitions; Appraisal Rights

Under the Companies Act, a purchaser is generally able to compulsorily acquire the shares of minority holders in the following ways:

(i) by a court approved scheme of arrangement under the Companies Act. Schemes may be transfer schemes or cancellation schemes but, unlike a transfer scheme, a cancellation scheme requires the company to pass a solvency test or obtain the agreement of all its creditors to the scheme. In either case, dissenting shareholders do not have express statutory appraisal rights but the Bermuda Court will only sanction a scheme if it is fair. Voting rights attached to shares owned by the offeror may be used to approve the scheme but the Bermuda Court will be concerned to see that the shareholders approving the scheme are representative of the general body of shareholders. Any scheme must be approved by a majority in number representing three-fourths in value of the shareholders present and voting either in person or by proxy at the requisite special general meeting. If there are dissenting shareholders who hold more than 10% of the shares, the Bermuda Court might be persuaded not to exercise its discretion to sanction the scheme on the ground that the scheme constitutes a takeover under the Companies Act and requires 90% acceptance; or

(ii) by a squeeze-out of minority shareholders in a Bermuda company by way of a general offer followed by a squeeze-out under the Companies Act. Broadly, if the offer is approved by the holders of 90% in value of the shares which are the subject of the offer, the offeror can compulsorily acquire the shares of dissenting shareholders. Shares owned by the offeror or its subsidiary or their nominees at the date of the offer do not, however, count towards the 90% acceptance. If the offeror or any of its subsidiaries or any nominee of the offeror or any of its subsidiaries together already own more than 10% of the shares in the subject company at the date of the offer the offeror must offer the same terms to all holders of the same class and the holders who accept the offer, besides holding not less than 90% in value of the shares, must also represent not less than 75% in number of the holders of those shares. These additional restrictions should not apply if the offer is made by a subsidiary of a parent (where the subsidiary does not own more than 10% of the shares of the subject company) even where the parent owns more than 10% of the shares of the subject company, provided that the subsidiary and the parent are not nominees. The 90% must be obtained within four months after the making of the offer and, once obtained, the compulsory acquisition may be commenced within two months of the acquisition of 90%. Dissenting shareholders do not have express appraisal rights but are entitled to seek relief (within one month of the compulsory acquisition notice) from the Bermuda Court which has power to make such orders as it thinks fit; or

(iii) by the holders of 95% or more of the shares or any class of shares serving a notice on the remaining shareholders or class of shareholders under the Companies Act. Dissenting shareholders have a right to apply to the Bermuda Court within one month of receiving the compulsory acquisition notice to have the value of their shares appraised by the Bermuda Court. If one dissenting shareholder applies to the Bermuda Court and is successful in obtaining a higher valuation, that valuation must be paid to all minority shareholders who were the subject of the notice.

Subject to the Companies Act, the amalgamated company board of directors, in its absolute discretion, may determine, from time to time and at any time, that ownership of shares or any securities of the amalgamated company convertible into or exercisable or exchangeable therefor (collectively, “Securities”) by any shareholder, may result in any adverse tax, regulatory or legal consequence to the amalgamated company, any of its subsidiaries or any shareholder or its affiliates, then the amalgamated company board of directors may, in its absolute discretion, determine the extent to which it is necessary or advisable to require the sale by such shareholder of such Securities in order to avoid or cure such violation or adverse consequences.

Under Bermuda law, a dissenting shareholder of an amalgamating or merging company who did not vote in favor of the amalgamation or merger and who is not satisfied that he or she has been offered fair value for his or her shares may within one month of the giving of the notice sent to each shareholder calling the meeting at which the amalgamation or merger was decided upon apply to the Bermuda Court to appraise the fair value of his or her shares. Within one month of the Bermuda Court appraising the fair value of any shares where the amalgamation or merger has not proceeded, the amalgamated or surviving company shall be entitled to either: (i) pay to any shareholder an amount equal to the value of his or her shares as appraised by the Bermuda Court; or (ii) terminate the amalgamation or merger in accordance with the Companies Act.

Where the Bermuda Court has appraised the fair value of any shares and the amalgamation or merger has proceeded prior to the appraisal then, within one month of the Bermuda Court appraising the value of the shares, if the amount paid to any shareholder for his or her shares is less than that appraised by the Bermuda Court, the amalgamated or surviving company shall pay to such shareholder the difference between the amount paid to him or her and the value appraised by the Bermuda Court.

There shall be no right of appeal from an appraisal by the Bermuda Court. The costs of any application to the Bermuda Court to appraise the fair value of any shares shall be in the discretion of the Bermuda Court.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. The amalgamated company’s bye-laws provide that the annual general meeting shall be held in each year at such time and place as the amalgamated company board of directors or its chairman shall appoint.

Bermuda law provides that a special general meeting of shareholders may be called by the amalgamated company board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. The amalgamated company’s bye-laws provide that the chairman of the board of directors or the amalgamated company board of directors may convene a special general meeting whenever in their judgment such a meeting is necessary provided that if the amalgamated company board of directors determines, based on the advice of counsel, that any special general meeting must take place outside the United States, then any such special general meeting of amalgamated company purported to be convened and held in the United States shall be void, and any business conducted at any such purported meeting shall be of no force or effect.

Under the amalgamated company’s bye-laws, at least 21 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote at such meeting.

Quorum

The quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Director Nominations by Shareholders

Subject to the Companies Act, nominations of persons for election to the amalgamated company board of directors at an annual general meeting may be made only (a) pursuant to the amalgamated company’s notice of meeting (or any supplement thereto), (b) by or at the direction of the amalgamated company board of directors or any committee thereof or (c) as may be provided in the certificate of designation for any class or series of preferred shares or (d) by any amalgamated company shareholder who is a member of record at the time of giving of notice and at the time of the annual general meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in the amalgamated company bye-laws, and, except as otherwise required by law, any failure to comply with the procedures shall result in the nullification of such nomination.

For nominations to be properly brought before an annual general meeting by an amalgamated company shareholder, the amalgamated company shareholder must have given timely notice thereof in writing to the secretary. To be timely, an amalgamated company shareholder’s notice shall be delivered to, or mailed and received by, the secretary at the principal executive office of the amalgamated company as set forth in the amalgamated company’s filings with the U.S. Securities and Exchange Commission not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by the amalgamated company no earlier than 120 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Members or the day on which public announcement of the date of the annual general meeting was first made by the amalgamated company. In no event shall the adjournment or postponement of any annual general meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of an amalgamated company shareholder’s notice as described above.

An amalgamated company shareholder’s notice to the secretary shall set forth as to each person whom the amalgamated company shareholder proposes to nominate for election or re-election as a director: (a) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and (b) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the amalgamated company including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director (a “Third-Party Compensation Arrangement”). In addition the amalgamated company shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal of such nomination is made is required in accordance with the amalgamated company bye-laws to set forth the name and address of such amalgamated company shareholder and any such beneficial owner, for each class or series, the number of shares of the amalgamated company that are held of record or are beneficially owned by such amalgamated company shareholder and by any such beneficial owner; a description of any agreement, arrangement or understanding between or among such amalgamated company shareholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination; a description of any agreement, arrangement or understanding that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such amalgamated company shareholder or any such beneficial owner or any such nominee with respect to the amalgamated company’s securities; a representation that the amalgamated company shareholder is a holder of record of shares of the amalgamated company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting; a representation as to whether such amalgamated company shareholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the amalgamated company’s issued and outstanding shares required to elect each such nominee and/or (ii) otherwise to solicit proxies from the amalgamated company shareholders in support of such nomination; any other information relating to such amalgamated company shareholder, beneficial owner, if any, or director nominee that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee pursuant to Section 14 of the Exchange Act.

To be eligible to be a nominee for election as a director, the proposed nominee must provide to the secretary in accordance with the applicable time periods prescribed for delivery of notice under the amalgamated company bye-laws: (1) a completed D&O questionnaire containing information regarding the nominee’s background and qualifications and such other information as may reasonably be required by the amalgamated company to determine the eligibility of such proposed nominee to serve as a director, (2) a written representation that, unless previously disclosed to the amalgamated company, the nominee is not and will not become a party to any voting agreement, arrangement or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue or that could interfere with such person’s ability to comply, if elected as a director, with his/her fiduciary duties under applicable law, (3) a written representation and agreement that, unless previously disclosed to the amalgamated company, the nominee is not and will not become a party to any Third-Party Compensation Arrangement and (4) a written representation that, if elected as a director, such nominee would be in compliance and will continue to comply with the amalgamated company’s corporate governance guidelines as disclosed on the amalgamated company’s website, as amended from time to time.

Nominations of persons for election to the amalgamated company board of directors at a special general meeting may be made (a) pursuant to the amalgamated company’s notice of meeting, (b) by or at the direction of the amalgamated company board of directors or any committee thereof (c) as may be provided in the certificate of designation for any class or series of preferred shares or (d) only in the case of a special general meeting requisitioned by any amalgamated company shareholder in compliance with section 74 of the Companies Act (or any successor provision thereto), by the requisitioning amalgamated company shareholder at the giving of advance notice required by the Companies Act. An amalgamated company shareholder’s proposal to nominate a director at any requisitioned special general meeting shall comply with the notice requirements set out above in relation to an amalgamated company shareholder’s proposal to nominate a director at an annual general meeting.

Shareholder Proposals

Under the Companies Act, shareholders may, at their own expense (unless the company otherwise resolves) require a company to: (i) give to the shareholders entitled to receive notice of the next annual general meeting notice of any resolution that shareholders can properly propose at that meeting; and/or (ii) circulate to any shareholder entitled to notice of any general meeting a statement (of not more than 1,000 words) in respect of any matter referred to in a proposed resolution or any business to be conducted at that meeting.

The number of shareholders necessary for such a request is either the number of shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having at the date of the request a right to vote at the meeting to which the request relates, or not less than 100 shareholders. Notice of any such intended resolution shall be given, and any statement shall be circulated, to shareholders entitled to have notice of the meeting sent to them by serving a copy of the resolution or statement on each such shareholder in any manner permitted for service of notice of the meeting, and notice of any such resolution shall be given to any other shareholder of the company by giving notice of the general effect of the resolution in any matter permitted for giving him/it notice of meetings of the company.

The amalgamated company’s bye-laws provide that subject to the Companies Act, proposals for other business at an annual general meeting may be made only (a) pursuant to the amalgamated company’s notice of meeting (or any supplement thereto), (b) by or at the direction of the amalgamated company board of directors or any committee thereof or (c) as may be provided in the certificate of designation for any class or series of preferred shares or (d) by any amalgamated company shareholder who is a shareholder of record at the time of giving of notice and at the time of the annual general meeting. The notice requirements are those set out above at “—Director Nominations by Shareholders” for a director nomination at an annual general meeting. Proposals by shareholders of other business to be conducted at a special general meeting may be made (a) pursuant to the amalgamated company’s notice of meeting, (b) by or at the direction of the amalgamated company board of directors or any committee thereof (c) as may be provided in the certificate of designation for any class or series of preferred shares or (d) only in the case of a special general meeting requisitioned by any amalgamated company shareholder in compliance with section 74 of the Companies Act (or any successor provision thereto), by the requisitioning amalgamated company shareholder at the giving of advance notice required by the Companies Act. An amalgamated company shareholder’s proposal to transact any business at any requisitioned special general meeting shall comply with the notice requirements set out above at “—Director Nominations by Shareholders” for a director nomination at an annual general meeting.

Election and Removal of Directors

The amalgamated company’s bye-laws provide that subject to the rights of the holders of any class or series of PartnerRe AXIS Capital Limited preferred shares then issued and outstanding, the amalgamated company board of directors shall consist of such number of directors being not less than five directors and not more than eighteen directors as the amalgamated company board of directors may from time to time determine.

The amalgamated company’s board of directors will initially consist of 14 directors. The amalgamated company board of directors shall be divided into three classes designated as Class I, Class II and Class III. Each class of directors shall consist, as nearly as possible, of one third of the total number of directors constituting the entire amalgamated company board of directors.

Each director shall serve for a term ending on the date of the third annual general meeting next following the annual general meeting at which such director was elected, provided, that directors initially designated as Class III Directors shall serve for an initial term ending on the date of the first annual general meeting next following the effectiveness of their designation as Class III Directors, directors initially designated as Class II Directors shall serve for an initial term ending on the date of the second annual general meeting next following the effectiveness of their designation as Class II Directors and directors initially designated as Class I directors shall serve for an initial term ending on the date of the third annual general meeting next following the effectiveness of their designation as Class I Directors. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any director of any class elected to fill a vacancy shall hold office for a term that shall coincide with the remaining term of the other directors of that class, but in no case shall a decrease in the number of directors shorten the term of any director then in office. A director shall hold office until the annual general meeting for the year in which his term expires, subject to his office being vacated pursuant to the amalgamated company bye-laws.

A director may be removed, only with cause (meaning wilful misconduct, fraud, gross negligence, embezzlement or a conviction for a criminal offence involving either dishonesty or engaging in conduct which brings the director or the amalgamated company into disrepute or which results in material financial detriment to the amalgamated company), by the shareholders, provided notice of the shareholders’ meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Proceedings of Board of Directors

The amalgamated company’s bye-laws provide that business of the company is to be managed and conducted by the amalgamated company board of directors. Bermuda law permits individual and corporate directors and there is no requirement in the bye-laws or Bermuda law that directors hold any of the amalgamated company’s shares. There is also no requirement in the bye-laws or Bermuda law that the directors must retire at a certain age.

A director may, and the Secretary on the requisition of a director shall, at any time summon an amalgamated company board of directors meeting. Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting; provided, however, that in the sole discretion of directors participating in any meeting of the amalgamated company board of directors (for the avoidance of doubt, including any such meeting of any committee appointed by the amalgamated company board of directors) from Bermuda, a director participating in such meeting from a jurisdiction outside Bermuda may be prohibited from voting or taking certain other actions at any such meeting if, because of such director’s location in a jurisdiction outside Bermuda, such director’s vote or actions might result in any adverse tax, regulatory or legal consequences to the Company, any of its subsidiaries or any member or its affiliates.

The remuneration of the directors is determined by the amalgamated company board of directors and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. The directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with the business of the company or their duties as directors generally.

A director who discloses a direct or indirect interest in any contract or proposed contract with the company as required by Bermuda law, may vote in respect of any such contract or proposed contract in which he or she is interested.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

The amalgamated company’s bye-laws that provide that the company shall indemnify the officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty and that the company may advance moneys to a director or officer for expenses incurred in their defense on the condition that the director or officer shall repay the advance if any allegation of fraud or dishonestly in relation to the company is proved against him.

The amalgamated company’s bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits the company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not the company may otherwise indemnify such officer or director. The amalgamated company intends to purchase and maintain a directors’ and officers’ liability policy for such a purpose.

The amalgamated company’s bye-laws also provide that any repeal, alteration, or amendment of the bye-law provisions relating to the indemnification or exculpation of directors or officers or adoption of any provision inconsistent therewith or any modification shall not adversely affect any rights to indemnification or to the advancement of expenses thereunder existing at the time of such repeal, alteration, amendment, adoption or modification with respect to any events, acts or omissions occurring immediately prior to such repeal, alteration, amendment, adoption or modification (regardless of when any proceeding, or part thereof, relating to such event, act or omission arises or is first threatened, commenced or completed).

Amendment of Memorandum of Association and Bye-Laws

The amalgamated company’s bye-laws provide that the memorandum of association of the amalgamated company may be amended by a resolution of the amalgamated company board of directors and by a resolution of the shareholders. The amalgamated company’s bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of the amalgamated company board of directors and by a resolution of the shareholders. The amalgamated company bye-law relating to the removal of the chairman of the amalgamated company board of directors or the president and chief executive officer of the amalgamated company prior to the third anniversary of the consummation of the amalgamation may not be rescinded, altered or amended and no new bye-law may be made which would have the effect of rescinding, altering or amending the provisions of such bye-law, until the same has been approved by a resolution of the amalgamated company board of directors including the affirmative vote of not less than 75% of the directors then in office excluding the vote of any director who is an officer (other than the office of director of the amalgamated company) or employee of the amalgamated company or who is directly or indirectly interested in the proposed resolution and by a resolution of the amalgamated company shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The amalgamated company bye-laws provide that a merger or an amalgamation (other than with a wholly-owned subsidiary) must be approved by the affirmative votes of a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 50% of all issued and outstanding shares.

Registrar or Transfer Agent

A register of holders of the shares will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the United States by Computershare Trust Company, N.A., who will serve as branch registrar and transfer agent.

Certain Provisions of Bermuda Law

Upon the consummation of the amalgamation, the amalgamated company will be designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows the amalgamated company to engage in transactions in currencies other than the Bermuda dollar, and puts no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of the amalgamated company’s shares.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of the shares, whether or not the company has been notified of such trust.

Share Certificates

The amalgamated company is under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been allotted.

The amalgamated company’s bye-laws provide that every shareholder shall be entitled to a certificate under the common seal of the Company (or a facsimile thereof) or bearing the signature (or a facsimile thereof) of a director or the secretary or a person expressly authorized to sign specifying the number and, where appropriate, the class of shares held by such shareholder and whether the same are fully paid up and, if not, specifying the amount paid on such shares.

Stock Exchange Listing

The amalgamated company intends to list its shares on the NYSE.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PartnerRe and AXIS

From time to time, one or more of PartnerRe’s subsidiaries have entered into reinsurance contracts with the subsidiaries of AXIS in the ordinary course of business on an arms’ length basis. PartnerRe’s subsidiaries write a total of approximately 40 in force reinsurance contracts with AXIS. These contracts generated ceded premiums of $57,349,676 in 2014. All of these contracts have expiration dates in 2015.

The two largest reinsurance contracts cover directors and officers risks for all of AXIS’ subsidiaries globally (except for Bermuda), generating ceded premiums of $26,327,735 in 2014, also cover excess casualty risks of AXIS’ US subsidiaries, and generating ceded premiums of $14,600,117 in 2014.

The remaining reinsurance contracts include facultative certificates covering specific property risks and reinsurance treaties covering a variety of risks including specialty and professional lines, umbrella and excess risks and auto liability.

From time to time, one or more of AXIS’ subsidiaries has entered into assumed reinsurance contracts with subsidiaries of PartnerRe in the ordinary course of business on an arms’ length basis. AXIS’ subsidiaries currently have one in force reinsurance contract assumed from PartnerRe covering property risks which is due to expire on December 31, 2015. All such assumed reinsurance contracts are not material to the business of either AXIS or PartnerRe.

PartnerRe

The information appearing under the heading “Certain Relationships and Related Transactions, and Director Independence” in PartnerRe’s Annual Report on Form 10-K filed with the SEC on February 26, 2015 is hereby incorporated by reference as though it were set forth in full hereunder. See the section of this joint proxy/prospectus titled “Where You Can Find More Information.”

AXIS

The information appearing under the heading “Certain Relationships and Related Transactions, and Director Independence” in AXIS’ Annual Report on Form 10-K filed with the SEC on February 23, 2015 is hereby incorporated by reference as though it were set forth in full hereunder. See the section of this joint proxy/prospectus titled “Where You Can Find More Information.”

LEGAL MATTERS

Conyers Dill & Pearman Limited has provided an opinion to PartnerRe and AXIS regarding the validity of the PartnerRe AXIS Capital Limited common shares to be issued pursuant to the amalgamation. Certain U.S. federal income tax matters relating to the amalgamation have been passed upon for PartnerRe by Davis Polk & Wardwell LLP, and for AXIS by Simpson Thacher & Bartlett LLP.

EXPERTS

The financial statements, and the related financial statement schedules, incorporated in this joint proxy statement/prospectus by reference from PartnerRe’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of PartnerRe’s internal control over financial reporting have been audited by Deloitte Ltd., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements, and the related financial statement schedules, incorporated in this joint proxy statement/prospectus by reference from AXIS’ Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of AXIS’ internal control over financial reporting have been audited by Deloitte Ltd., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE

UNITED STATES FEDERAL SECURITIES LAWS

PartnerRe is a Bermuda exempted limited liability company. In addition, certain of its directors and officers, as well as certain of its experts named in this joint proxy statement/prospectus, reside outside the United States, and all or a substantial portion of PartnerRe’s assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against PartnerRe or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the U.S. federal securities laws. However, investors may serve PartnerRe with process in the United States with respect to actions against PartnerRe arising out of or in connection with the U.S. federal securities laws relating to offers and sales of the securities covered by this joint proxy statement/prospectus by serving PartnerRe U.S. Corporation, its U.S. agent irrevocably appointed for that purpose.

AXIS is a Bermuda exempted limited liability company. In addition, certain of its directors and officers, as well as certain of its experts named in this joint proxy statement/prospectus, reside outside the United States, and all or a substantial portion of AXIS’ assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against AXIS or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the U.S. federal securities laws. However, investors may serve AXIS with process in the United States with respect to actions against AXIS arising out of or in connection with the U.S. federal securities laws relating to offers and sales of the securities covered by this joint proxy statement/prospectus by serving CT Corporation, 111 Eighth Avenue, 13th Floor, New York, NY 10011, its U.S. agent irrevocably appointed for that purpose.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS JOINT PROXY STATEMENT/PROSPECTUS. NONE OF PARTNERRE OR AXIS

HAS AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE AMALGAMATED COMPANY WILL BE OFFERING THESE SECURITIES ONLY IN JURISDICTIONS WHERE THE OFFER IS PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS. PARTNERRE’S OR AXIS’, AS THE CASE MAY BE, BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

COSTS OF SOLICITING PROXIES

Each of PartnerRe and AXIS will bear its own costs of soliciting proxies. Solicitation will be made by mail, and may be made by directors, officers and employees, personally or by telephone or e-mail. Proxy cards and materials also will be distributed to beneficial owners of PartnerRe common shares and AXIS common shares through brokers, custodians, nominees and other parties, and each of PartnerRe and AXIS expects to reimburse such parties for their respective charges and expenses. PartnerRe has retained Innisfree M&A Incorporated to assist in the solicitation of PartnerRe proxies at a fee not expected to exceed $500,000, plus reimbursement of out-of-pocket expenses, including phone calls and services relating to reimbursement of banks and brokers and has also retained Georgeson Inc. to assist in the solicitation of PartnerRe proxies at a fee not expected to exceed $25,000, plus reimbursement of out-of-pocket expenses, including phone calls and services relating to reimbursement of banks and brokers. Innisfree M&A Incorporated estimates that approximately 75 of its employees will assist in this proxy solicitation, which they may conduct by personal interview, mail, telephone, facsimile, email, other electronic channels of communication, or otherwise. PartnerRe’s aggregate expenses related to the solicitation, including those of Innisfree M&A Incorporated and Georgeson Inc. as well as for printing and mailing materials to our stockholders, in excess of those normally spent for an Annual General Meeting as a result of the potential proxy contest and excluding salaries and wages of our officers and regular employees, are expected to be approximately $4,250,000, none of which has been spent to date. AXIS has retained MacKenzie Partners, Inc. to assist in the solicitation of AXIS proxies at a fee not expected to exceed $90,000, plus reimbursement of out-of-pocket expenses, including phone calls and services relating to reimbursement of banks and brokers.

FUTURE SHAREHOLDER PROPOSALS

The PartnerRe board of directors has not yet set a date for the 2015 Annual General Meeting of Shareholders. Shareholder proposals intended to be presented at the 2015 Annual General Meeting of Shareholders of PartnerRe, once the date for the meeting has been set, must be received by PartnerRe no earlier than ninety days prior to such Annual General Meeting and no later than the later of sixty days prior to such Annual General Meeting or the tenth day following the day on which public announcement of the date of the meeting was first made by PartnerRe.

The AXIS board of directors has not yet set a date for the 2015 Annual General Meeting of Shareholders. Shareholder proposals intended to be presented at the 2015 Annual General Meeting of Shareholders of AXIS must be received by AXIS not less than six weeks prior to such Annual General Meeting.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the PartnerRe nor AXIS board of directors knows of any specific matter to be brought before their respective special general meeting that is not referred to in this joint proxy statement/prospectus. If any other matter properly comes before the special general meeting, including any other matter in furtherance of or incidental to any matter referred to in this joint proxy statement/prospectus or any shareholder proposal properly made, the persons named in the accompanying proxy will have authority to vote such proxy in their discretion on such business.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to shareholders residing at the same address, unless shareholders have notified the company whose shares they hold of their desire to receive multiple copies of this joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at its address identified below. Each of PartnerRe and AXIS will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to either PartnerRe or AXIS at its respective address below.

WHERE YOU CAN FIND MORE INFORMATION

PartnerRe and AXIS have filed a registration statement on Form S-4 to register with the SEC the PartnerRe AXIS Capital Limited common shares to be issued to PartnerRe and AXIS shareholders in the amalgamation, if the amalgamation is approved. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of PartnerRe and AXIS in addition to being a proxy statement of PartnerRe and AXIS. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, or the annexes to the registration statement. PartnerRe and AXIS both file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that PartnerRe or AXIS file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. These SEC filings are also available to the public from the Internet website maintained by the SEC at http://www.sec.gov.

If you are a PartnerRe or AXIS shareholder, some of the documents previously filed with the SEC may have been sent to you, but you can also obtain any of them through the appropriate company, the SEC or the SEC’s Internet website as described above. Documents filed with the SEC are available from the appropriate company without charge, excluding all exhibits, except that, if PartnerRe or AXIS has specifically incorporated by reference an exhibit in this joint proxy statement/prospectus, the exhibit will also be provided without charge.

You may obtain documents filed by the appropriate company with the SEC by requesting them in writing or by telephone from the following addresses:

PARTNERRE LTD.

Attn: Secretary and Corporate Counsel

90 Pitts Bay Road

Pembroke

HM 19 Bermuda

(441) 292-0888

AXIS CAPITAL HOLDINGS LIMITED

Attn: Corporate Secretary and General Counsel

92 Pitts Bay Road

Pembroke

HM 08 Bermuda

(441) 496-2600

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the date of the applicable special general meeting. This means you must request this information no later than July 17, 2015 if you are a PartnerRe shareholder and no later than July 17, 2015 if you are an AXIS shareholder. PartnerRe and AXIS will mail promptly requested documents to requesting shareholders by first-class mail, or another equally prompt means.

You can also get more information by visiting PartnerRe’s website at www.partnerre.com and by visiting AXIS’ website at www.axiscapital.com.

Materials from this website and other websites mentioned in this joint proxy statement/prospectus are not incorporated by reference into this joint proxy statement/prospectus. If you are viewing this joint proxy statement/prospectus in electronic format, each of the URLs mentioned in this joint proxy statement/prospectus is an active textual reference only.

The SEC allows PartnerRe and AXIS to “incorporate by reference” information in this joint proxy statement/prospectus, which means that PartnerRe and AXIS can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus.

The documents listed below that PartnerRe and AXIS have previously filed with the SEC are considered to be a part of this joint proxy statement/prospectus. They contain important business and financial information about PartnerRe and AXIS:

PartnerRe Filings

(File No. 001-14536)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2014, filed with the SEC on: February 26, 2015.

Quarterly Reports on Form 10-Q	For the quarter ended March 31, 2015, filed with the SEC on: May 4, 2015

Current Reports on Form 8-K	Filed with the SEC on: May 27, 2015, May 22, 2015, May 20, 2015, May 13, 2015, May 6, 2015, May 4, 2015, April 27, 2015, April 14, 2015, April 1, 2015, March 25, 2015, March 11, 2015, February 17, 2015, February 4, 2015, January 30, 2015, January 29, 2015 (two filings) and January 26, 2015 (other than the portions of those documents not deemed to be filed).

The description of PartnerRe common shares contained in its Registration Statement on Form S-3, as amended or supplemented for the purpose of updating the description	Filed with the SEC on: April 9, 2012.

AXIS Filings (File No. 001-31721)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2014, filed with the SEC on February 23, 2015.

Quarterly Reports on Form 10-Q	For the quarter ended March 31. 2015, filed with the SEC on: May 4, 2015

Current Reports on Form 8-K	Filed with the SEC on: June 1, 2015, May 27, 2015 (two filings), May 7, 2015, May 4, 2015, April 1, 2015 (two filings), March 25, 2015, March 11, 2015 (two filings), February 17, 2015, February 4, 2015 and January 29, 2015 (two filings) (other than the portions of those documents not deemed to be filed).

The description of AXIS common shares contained in its Registration Statement on Form S-3, as amended or supplemented for the purpose of updating the description	Filed with the SEC on: January 16, 2014.

Each of PartnerRe and AXIS also hereby incorporates by reference any additional documents that PartnerRe and AXIS may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this joint proxy statement/prospectus to the date of the special general meeting. Nothing in this joint proxy statement/prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

PartnerRe has supplied all of the information contained or incorporated by reference into this joint proxy statement/prospectus relating to PartnerRe, as well as information underlying the unaudited pro forma financial information, and AXIS has supplied all of the information contained or incorporated by reference into this joint proxy statement/prospectus relating to AXIS, as well as information underlying the unaudited pro forma financial information. This joint proxy statement/prospectus constitutes a prospectus of the amalgamated company and a proxy statement of PartnerRe and AXIS.

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS JOINT PROXY STATEMENT/PROSPECTUS IN DECIDING HOW TO VOTE YOUR PARTNERRE OR AXIS COMMON SHARES. PARTNERRE AND AXIS HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED JUNE 1, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS JOINT PROXY STATEMENT/PROSPECTUS TO PARTNERRE OR AXIS SHAREHOLDERS NOR THE ISSUANCE OF THE PARTNERRE AXIS CAPITAL LIMITED COMMON SHARES SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of PartnerRe and AXIS made to the other in the amalgamation agreement. Representations and warranties made by PartnerRe, AXIS and other applicable parties are also set forth in contracts and other documents (including the amalgamation agreement) that are attached or filed as Annexes to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding PartnerRe, AXIS or their respective businesses. Accordingly, the representations and warranties and other provisions of the amalgamation agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

ANNEX A

COMPOSITE COPY

AGREEMENT AND PLAN OF AMALGAMATION

BY AND BETWEEN

AXIS CAPITAL HOLDINGS LIMITED

AND

PARTNERRE LTD.

Dated as of January 25, 2015 (as subsequently amended)

A-i

A-ii

AGREEMENT AND PLAN OF AMALGAMATION

This Agreement and Plan of Amalgamation (this “Agreement”) is made and entered into as of January 25, 2015 (as subsequently amended), by and between Axis Capital Holdings Limited, a Bermuda exempted company (“Axis”) and PartnerRe Ltd., a Bermuda exempted company (“PRE” and, together with Axis, the “parties”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of Axis (the “Axis Board”) and the Board of Directors of PRE (the “PRE Board”) have determined that a business combination between Axis and PRE presents the opportunity for their respective companies to achieve long-term financial and strategic benefits and accordingly have determined to effect a business combination upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that PRE and Axis will amalgamate (the “Amalgamation”) and continue as a Bermuda exempted company (the “Amalgamated Company”), upon the terms and subject to the conditions of this Agreement and a statutory amalgamation agreement in a form to be agreed between the parties (the “Amalgamation Agreement”), and in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”);

WHEREAS, the Axis Board and the PRE Board have unanimously: (i) determined that the Amalgamation is advisable and fair to, and in the best interests of, Axis and PRE, respectively; and (ii) approved and adopted this Agreement, the Amalgamation Agreement and the Transactions; and

WHEREAS, for U.S. federal income tax purposes, the parties intend that the Amalgamation will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder (the “Treasury Regulations”), and that this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder.

NOW, THEREFORE, in consideration of these premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I

THE AMALGAMATION

1.1 The Amalgamation; Effective Time. Upon the terms and subject to the conditions set forth in this Agreement and the Amalgamation Agreement, Axis and PRE will cause an application for registration of the Amalgamated Company (the “Amalgamation Application”) to be prepared, executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under S.108 of the Companies Act on or prior to the Closing Date and will cause the Amalgamation to become effective pursuant to the Companies Act. The Amalgamation shall become effective upon the issuance of a certificate of amalgamation (the “Certificate of Amalgamation”) by the Registrar or such other time as the Certificate of Amalgamation may provide. The parties agree that they will request the Registrar provide in the Certificate of Amalgamation that the Effective Time will be 9:00 a.m., New York City time, on the Closing Date (the “Effective Time”).

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Amalgamation (the “Closing”) will take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, at 8:00 a.m., New York City time, on the date (the “Closing Date”) that is the third Business Day after the day on which the last of those conditions (other than any conditions set forth in Article VI that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) is satisfied or waived in accordance with this Agreement, or at such other place and time or on such other date as Axis and PRE may agree in writing.

1.3 Effects of the Amalgamation. As of the Effective Time, subject to the terms and conditions of this Agreement and the Amalgamation Agreement, Axis shall be amalgamated with PRE and the Amalgamated Company shall continue after the Amalgamation. The parties acknowledge and agree that for purposes of Bermuda Law: (i) the Amalgamation shall be effected so as to constitute an “amalgamation” in accordance with S.104 of the Companies Act, and (ii) the Amalgamated Company shall be deemed to be an “amalgamated company” as such term is understood under the Companies Act. Under the Companies Act, from and after the Effective Time: (a) the Amalgamation of Axis and PRE and their continuance as one company shall become effective; (b) the property of each of Axis and PRE shall become the property of Amalgamated Company; (c) Amalgamated Company shall continue to be liable for the obligations and liabilities of each of Axis and PRE; (d) any existing cause of action, claim or liability to prosecution shall be unaffected; (e) a civil, criminal or administrative action or proceeding pending by or against Axis or PRE may be continued to be prosecuted by or against Amalgamated Company; and (f) a conviction against, or ruling, order or judgment in favor of or against, Axis or PRE may be enforced by or against Amalgamated Company.

1.4 Amalgamated Company Memorandum of Association and Bye-laws. The memorandum of association and the bye-laws of the Amalgamated Company (respectively, the “Amalgamated Company Memorandum of Association” and the “Amalgamated Company Bye-Laws”) shall be in the form to be mutually agreed by Axis and PRE no later than the mailing of the Joint Proxy Statement , which shall contain the terms set forth on Section 1.4 of each party’s Disclosure Letter (as each may thereafter be amended or modified from time to time after the date hereof and prior to the mailing of the Joint Proxy Statement by the mutual written agreement of the parties).

1.5 Governance; Directors and Officers of Axis.

(a) The parties shall take all actions necessary to cause the number of directors constituting the full Amalgamated Company board of directors (the “Amalgamated Company Board”) as of the Effective Time to be 14 and comprised of: (i) seven directors designated by Axis prior to the Closing (the “Axis Board Designees”) provided, that, one such Axis Board Designee shall be Albert Benchimol and (ii) seven directors designated by PRE (the “PRE Board Designees”), provided, that, one such PRE Board Designee shall be Jean-Paul Montupet (such directors, collectively, the “Post-Closing Directors”). The Post-Closing Directors will serve until the earlier of their resignation or removal or until their respective successors are duly elected or appointed in accordance with the Bye-Laws of the Amalgamated Company.

(b) The parties shall take all actions reasonably necessary so that, immediately after the Effective Time, the Amalgamated Company Board shall designate the following six committees: (i) Audit, (ii) Risk, (iii) Nominating and Corporate Governance, (iv) Finance; (v) Compensation and (vi) Executive. Each committee of the Amalgamated Company Board shall be composed of Post-Closing Directors drawn equally from the Axis Board Designees and PRE Board Designees who shall serve until the earlier of their resignation or removal or until their respective successors are duly elected or appointed or such other time that the Amalgamated Company Board after the Closing determines to reconstitute or eliminate such committee, in each case in accordance with the Bye-Laws of the Amalgamated Company. At the Effective Time, the initial chairpersons of the Risk, Nominating and Corporate Governance and Compensation committees of the Amalgamated Company Board shall have been designated by the Axis Board in its sole discretion and the chairpersons of the Audit, Finance and Executive committees of the Amalgamated Company Board shall have been designated by the PRE Board in its sole discretion, all such initial chairpersons to serve until the earlier of their resignation or removal or until their respective successors are duly elected or appointed or such other time that the Amalgamated Company Board after the Closing determines to reconstitute or eliminate such committee, in each case in accordance with the Bye-Laws of the Amalgamated Company.

(c) The parties shall take all actions necessary so that immediately after the Effective Time: (i) Albert Benchimol shall be appointed as the President and Chief Executive Officer of the Amalgamated Company to serve until the earlier of his resignation or removal in accordance with the Bye-Laws of the Amalgamated

Company, (ii) Jean-Paul Montupet shall be elected as the chairman of the Amalgamated Company Board to serve until the earlier of his resignation or removal in accordance with the Bye-Laws of the Amalgamated Company and (iii) the Bye-Laws of the Amalgamated Company shall provide (x) that until the third (3rd) anniversary of the Closing, the affirmative vote of 75% of the then Amalgamated Company Board (excluding interested directors, employees and officers of the Amalgamated Company) will be required to remove Mr. Benchimol or Mr. Montupet from such roles (y) that any amendments to the provisions described in (x) above shall require the affirmative vote of 75% of the then Amalgamated Company Board (excluding interested directors, employees and officers of the Amalgamated Company) and (z) for a staggered board.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Effect on Share Capital. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Amalgamation and without any action on the part of the holders of any share capital of Axis or PRE:

(a) Cancellation of Treasury Shares. Notwithstanding anything in this Agreement to the contrary, each common share of: (i) PRE, par value $1.00 per share (a “PRE Common Share”) that is owned by PRE, Axis or by any respective Subsidiary of PRE or Axis immediately prior to the Effective Time and (ii) Axis, par value $0.0125 per share (an “Axis Common Share”) that is owned by PRE, Axis or by any respective Subsidiary of PRE or Axis immediately prior to the Effective Time (other than any PRE Common Shares held by a wholly owned Subsidiary of PRE or Axis Common Shares held by a wholly owned Subsidiary of Axis) (collectively (i) and (ii), the “Excluded Shares”) shall, by virtue of the Amalgamation and without any action on the part of the holder thereof, be cancelled and shall cease to exist, and no PRE Consideration or Axis Consideration shall be delivered in respect of the Excluded Shares.

(b) Conversion of PRE Common Shares. Each PRE Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall automatically be cancelled and converted into the right to receive 2.18 (the “PRE Exchange Ratio”) validly issued, fully paid and non-assessable common shares of the Amalgamated Company, par value $0.0125 per share (each, an “Amalgamated Company Common Share”), together with any cash paid in lieu of fractional shares in accordance with Section 2.2(g) (collectively, the “PRE Consideration”). As of the Effective Time, all PRE Common Shares shall be cancelled automatically and shall cease to exist and the holders of PRE Common Shares (the “PRE Shareholders”) shall cease to have any rights with respect to such PRE Common Shares, except: (i) in the case of the PRE Common Shares (other than Excluded Shares), the right to receive the PRE Consideration in accordance with Section 2.2, and (ii) in the case of the PRE Dissenting Shares that are PRE Common Shares, the right to receive the excess, if any, of the fair value thereof as determined in accordance with (and subject to the terms and conditions of) Section 2.1(f) over the PRE Consideration.

(c) Conversion of Axis Common Shares. Each Axis Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall automatically be cancelled and converted into the right to receive one Amalgamated Company Common Share (the “Axis Exchange Ratio”), together with any cash paid in lieu of fractional shares in accordance with Section 2.2(g) (collectively, the “Axis Consideration”). As of the Effective Time, all Axis Common Shares shall be canceled automatically and shall cease to exist and the holders of Axis Common Shares (the “Axis Shareholders”) shall cease to have any rights with respect to such Axis Common Shares, except: (i) in the case of the Axis Common Shares (other than the Excluded Shares), the right to receive the Axis Consideration in accordance with Section 2.2, and (ii) in the case of the Axis Dissenting Shares that are Axis Common Shares, the additional right to receive the excess, if any, of the fair value thereof as determined in accordance with (and subject to the terms and conditions of) Section 2.1(e) over the Axis Consideration.

(d) Certain Adjustments. The Axis Consideration and the PRE Consideration (collectively, the “Consideration”) shall be appropriately adjusted to reflect fully and equitably the effect of any share split, reverse share split, share consolidation, share subdivision, share bonus issue, share dividend (including any dividend or similar distribution of securities convertible into Axis Common Shares or PRE Common Shares, as the case may be), reorganization, recapitalization, reclassification or other similar event that occurs between the date of this Agreement and the Effective Time with respect to Axis Common Shares or PRE Common Shares in order to provide the Axis Shareholders and the PRE Shareholders with the same economic effect as contemplated by this Agreement and the Amalgamation Agreement prior to any such event; provided, that, nothing in this Section 2.1(d) shall be construed to permit PRE or Axis to take any action with respect to its securities that is prohibited by the terms of this Agreement or the Amalgamation Agreement.

(e) Shares of Axis Dissenting Holders. At the Effective Time any Axis Dissenting Shares shall be cancelled, and unless otherwise required by applicable Law, be converted into the right to receive the Axis Consideration as described in Section 2.1(c) or, as the case may be, the preferred shares of the Amalgamated Company described in Section 2.1(g) and any Axis Dissenting Holders, in the event that the fair value of an Axis Dissenting Share as appraised by the Supreme Court of Bermuda, under Section 106(6) of the Companies Act (the “Appraised Fair Value”) is greater than the Axis Consideration or, as the case may be, the value of their preferred shares of the Amalgamated Company described in Section 2.1(g), be entitled to receive such difference from the Amalgamated Company by payment within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure. Axis shall give PRE: (i) prompt notice of (A) any demands for appraisal of Axis Dissenting Shares or withdrawals of such demands received by Axis and (B) to the extent that Axis has Knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Axis Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with Axis in, and to be regularly consulted by Axis with respect to, any settlement negotiations and proceedings with respect to any written demands for appraisal under the Companies Act. Neither PRE nor Axis shall, without the prior written consent of the other party (such written consent not to be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle, or offer to settle, any demands or applications for appraisal pursuant to this Article II.

(f) Shares of PRE Dissenting Holders. At the Effective Time any PRE Dissenting Shares shall be cancelled, and unless otherwise required by applicable Law, be converted into the right to receive the PRE Consideration as described in Section 2.1(b) or, as the case may be, the preferred shares of the Amalgamated Company as described in Section 2.1(g) and any PRE Dissenting Holders, in the event that the Appraised Fair Value of a PRE Dissenting Share is greater than the PRE Consideration or, as the case may be, the value of their preferred shares of the Amalgamated Company described in Section 2.1(g), be entitled to receive such difference from the Amalgamated Company by payment within thirty (30) days after such Appraised Fair Value is finally determined pursuant to such appraisal procedure. PRE shall give Axis: (i) prompt notice of (A) any demands for appraisal of PRE Dissenting Shares or withdrawals of such demands received by PRE and (B) to the extent that PRE has Knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the PRE Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with PRE in, and to be regularly consulted by PRE with respect to, any settlement negotiations and proceedings with respect to any written demands for appraisal under the Companies Act.

(g) Preferred Shares. Each share of the PRE Preferred Shares and Axis Preferred Shares issued and outstanding at the Effective Time shall remain outstanding as preferred shares of the Amalgamated Company and shall be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such PRE Preferred Shares or Axis Preferred Shares, respectively.

2.2 Exchange Procedures.

(a) Exchange Agent. At least five Business Days prior to the Effective Time, Axis and PRE shall jointly designate an exchange agent (the “Exchange Agent”) for the purpose of: (i) exchanging share certificates registered in the name of a PRE Shareholder and representing PRE Common Shares (each, a “PRE Certificate”) or PRE Common Shares registered in the register of shareholders of PRE (the “PRE Share Register”) outstanding immediately prior to the Effective Time (“Uncertificated PRE Common Shares”), and (ii) exchanging share certificates registered in the name of an Axis Shareholder and representing Axis Common Shares (each, an “Axis Certificate”) or Axis Common Shares registered in the register of shareholders of Axis (the “Axis Share Register”) outstanding immediately prior to the Effective Time (“Uncertificated Axis Common Shares”).

(b) Exchange Fund. At or as soon as reasonably practicable following the Effective Time, the Amalgamated Company shall deposit, or shall cause to be deposited, with the Exchange Agent in accordance with this Article II certificates or shares in book-entry form representing an aggregate number of Amalgamated Company Common Shares to be exchanged in the Amalgamation pursuant to Sections 2.1(b) and 2.1(c). As may be necessary from time to time following the Effective Time, the Amalgamated Company shall deposit, or cause to be deposited, with the Exchange Agent any dividends or distributions to which the PRE Shareholders and the Axis Shareholders may be entitled pursuant to Section 2.2(e) in an amount sufficient to pay such dividends or distributions. Such Axis Consideration, PRE Consideration and other amounts so deposited pursuant to this Section 2.2(b) are hereinafter referred to as the “Exchange Fund.” No interest shall be paid or accrued for the benefit of the respective holders of the PRE Certificates, Uncertificated PRE Common Shares, Axis Certificates or Uncertificated Axis Common Shares on cash amounts payable from the Exchange Fund pursuant to this Section 2.2.

(c) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by the Amalgamated Company; provided that such investments shall be in either direct obligations of, or fully guaranteed by, the United States of America or in money market funds having a rating in the highest investment category granted by an internationally recognized credit rating agency at the time of investment. Any interest and other income resulting from such investments shall be promptly paid to the Amalgamated Company and any amounts in excess of the amounts payable under Sections 2.1(b) and (c) shall be promptly returned to the Amalgamated Company. To the extent that there are any losses with respect to any such investments, or such cash in the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment of amounts under Sections 2.2(e) and (g), the Amalgamated Company shall promptly replace or restore the cash to the Exchange Fund so as to ensure that there is sufficient cash for the Exchange Agent to make all such payments.

(d) Exchange Procedures. As promptly as practicable (but in no event later than five Business Days) following the Effective Time, the Amalgamated Company shall cause the Exchange Agent to mail to: (1) each PRE Shareholder of record of PRE Common Shares converted pursuant to Section 2.1(b): (i) a letter of transmittal (which shall be in form and substance as the parties may reasonably specify at least three Business Days prior to the Effective Time, including that delivery shall be effective upon the proper delivery of the PRE Certificates or, in the case of Uncertificated PRE Common Shares, pursuant to customary provisions with respect to delivery of an “agent’s” message in accordance with the instructions set forth therein), and (ii) instructions to effect the surrender of PRE Certificates or Uncertificated PRE Common Shares in exchange for the PRE Consideration, and (2) each Axis Shareholder of record of Axis Common Shares converted pursuant to Section 2.1(c): (i) a letter of transmittal (which shall be in form and substance as the parties may reasonably specify at least three Business Days prior to the Effective Time, including that delivery shall be effective upon the proper delivery of the Axis Certificates or, in the case of Uncertificated Axis Common Shares, pursuant to customary provisions with respect to delivery of an “agent’s” message in accordance with the instructions set forth therein), and (ii) instructions to effect the surrender of Axis Certificates or Uncertificated Axis Common Shares in exchange for the Axis Consideration. Following the Effective Time, upon surrender of title to the PRE Common Shares previously held by a PRE Shareholder in accordance with this Section 2.2, together with a duly executed letter of transmittal and such other documents as the Exchange Agent may reasonably require, a PRE

Shareholder shall be entitled to receive in exchange therefor: (A) a certificate or book-entry representing that number of whole Amalgamated Company Common Shares (rounded down) which such PRE Shareholder has the right to receive as PRE Consideration payable in respect thereof and (B) any cash in lieu of fractional shares that such shareholder has the right to receive pursuant to Section 2.2(g), and any PRE Certificate so surrendered shall be marked as cancelled immediately. In the event that the PRE Consideration is to be paid to a Person that is not registered in the transfer records of PRE, a certificate or book-entry representing the PRE Consideration may be issued to such Person if: (i) the PRE Certificate representing such PRE Common Shares (if any) is presented to the Exchange Agent, (ii) all documents so required to evidence and effect such transfer that are reasonably satisfactory to the Amalgamated Company are presented to the Exchange Agent and (iii) evidence reasonably satisfactory to the Amalgamated Company is presented confirming that any applicable stock transfer taxes have been paid. Following the Effective Time, upon surrender of title to the Axis Common Shares previously held by an Axis Shareholder in accordance with this Section 2.2, together with a duly executed letter of transmittal and such other documents as the Exchange Agent may reasonably require, an Axis Shareholder shall be entitled to receive in exchange therefor: (A) a certificate or book-entry representing that number of whole Amalgamated Company Common Shares (rounded down) which such Axis Shareholder has the right to receive as Axis Consideration payable in respect thereof and (B) any cash in lieu of fractional shares that such shareholder has the right to receive pursuant to Section 2.2(g), and any Axis Certificate so surrendered shall be marked as cancelled immediately. In the event that the Axis Consideration is to be paid to a Person that is not registered in the transfer records of Axis, a certificate or book-entry representing the Axis Consideration may be issued to such Person if: (1) the Axis Certificate as applicable, representing such Axis Common Shares (if any) is presented to the Exchange Agent, (2) all documents so required to evidence and effect such transfer that are reasonably satisfactory to the Amalgamated Company are presented to the Exchange Agent and (3) evidence reasonably satisfactory to the Amalgamated Company is presented confirming that any applicable share transfer taxes have been paid.

(e) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Amalgamated Company Common Shares with a record date on or following the Effective Time shall be paid to any holder of any unexchanged PRE Certificate, Uncertificated PRE Common Shares, unexchanged Axis Certificate, or Uncertificated Axis Common Shares with respect to PRE Common Shares or Axis Common Shares (as the case may be) represented thereby, nor shall the cash payment in lieu of fractional shares be paid to any such holder pursuant to Section 2.2(g), until such holder has exchanged such PRE Certificate, Uncertificated PRE Common Shares, unexchanged Axis Certificate, or Uncertificated Axis Common Shares in accordance with the instructions and procedures set forth in this Article II. Following such exchange, such former PRE Shareholder or Axis Shareholder (as the case may be) shall be entitled to receive, in addition to their applicable Consideration, without interest: (i) at the time of such exchange, any dividends or other distributions with a record date on or following the Effective Time theretofore payable with respect to such whole Amalgamated Company Common Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Amalgamated Company Common Shares with a record date after the Effective Time but with a payment date subsequent to the date of the exchange.

(f) No Further Rights in Common Shares. All PRE Consideration or other cash amounts received or paid upon the surrender of title to PRE Common Shares in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such PRE Common Shares. From and after the Effective Time, the PRE Share Register shall be closed and there shall be no further registration of transfers on the share transfer books of the Amalgamated Company of the PRE Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any outstanding PRE Common Shares are presented to the Amalgamated Company or the Exchange Agent, such Common Shares shall be cancelled and exchanged for PRE Consideration provided for, and in accordance with the provisions set forth, in this Article II. All Axis Consideration or other cash amounts received or paid upon the surrender of title to the Axis Common Shares in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such Axis Common Shares. From and after the Effective Time, the Axis Share Register shall be closed and there shall be no further registration of transfers on the share transfer books of the Amalgamated Company of the Axis Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any outstanding Axis Common Shares are presented to the Amalgamated Company or the Exchange Agent, such Common Shares shall be cancelled and exchanged for Axis Consideration provided for, and in accordance with the provisions set forth, in this Article II.

(g) No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fraction of an Amalgamated Company Common Share shall be issued in connection with the Amalgamation. In lieu thereof, any PRE Shareholder or Axis Shareholder who would otherwise have been entitled to a fraction of an Amalgamated Company Common Share, shall be paid upon surrender of their respective PRE Common Shares or Axis Common Shares for exchange (after aggregating all PRE Common Shares or Axis Common Shares of such Person), cash in an amount (without interest) equal to the difference of (i) the aggregate number of shares of Amalgamated Company Common Stock to be delivered to the Exchange Agent by Amalgamated Company pursuant to Section 2.2(b) minus (ii) the aggregate number of whole shares of Amalgamated Company Common Stock to be distributed, in aggregate, to the Axis Shareholders and the PRE Shareholders pursuant to Sections 2.1(b) and (c) (such excess being, the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Amalgamated Company that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the certificates representing shares of Amalgamated Company Common Stock that would otherwise receive fractional shares, shall sell the Excess Shares at then prevailing prices on the NYSE. Such sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE at then-prevailing market prices and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the respective PRE Shareholders and Axis Shareholders (as the case may be), the Exchange Agent shall hold such proceeds in trust for such shareholders (the “Common Share Trust”). The Exchange Agent shall reasonably determine the portion of the Common Share Trust to which the respective PRE Shareholders and Axis Shareholders (as the case may be) shall be entitled on a pro rata basis.

(h) Lost, Stolen or Destroyed Certificates. If any PRE Certificates or Axis Certificates (as the case may be) have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed PRE Certificates or Axis Certificates (as the case may be), upon the making of an affidavit of that fact by the Person claiming to be the holder thereof, the respective Consideration and any dividends or other distributions payable pursuant to this Article II in respect thereof; provided that the Amalgamated Company may, in its reasonable discretion, require such Person to either deliver a bond in such sum as the Amalgamated Company may reasonably direct or otherwise indemnify the Amalgamated Company in a manner reasonably satisfactory to the Amalgamated Company against any claim that may be made against the Amalgamated Company or the Exchange Agent with respect to the PRE Certificates or Axis Certificates (as the case may be) alleged to have been lost, stolen or destroyed.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the respective PRE Shareholders or Axis Shareholders for 180 days following the Effective Time shall be delivered to the Amalgamated Company, upon demand. Any respective holder of PRE Common Shares or Axis Common Shares who has not theretofore complied with this Article II shall thereafter look only to the Amalgamated Company for payment of their respective Consideration and any cash dividends or distributions with respect to Axis Common Shares or PRE Common Shares payable pursuant to this Article II.

(j) No Liability. To the extent permitted under applicable Law, any Consideration and any dividends or other distributions payable to any PRE Shareholder or Axis Shareholder in accordance with this Article II that remains undistributed to the respective PRE Shareholder and Axis Shareholder shall be delivered to and become the property of the Amalgamated Company on the Business Day immediately prior to the day that such property is required to be delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law. Neither the Amalgamated Company nor the Exchange Agent shall be liable to any respective PRE Shareholder or Axis Shareholder for any such property delivered to the Amalgamated Company or to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(k) Withholding Rights. The Exchange Agent, Axis, PRE and the Amalgamated Company shall be entitled to deduct and withhold from any Consideration or other amounts payable pursuant to this Agreement to any PRE Shareholder or Axis Shareholder such amounts as may be required under the Code or any other provision of applicable federal, state, local or foreign Tax Law. To the extent that such amounts are so deducted or withheld and are paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the respective PRE Shareholder or Axis Shareholder in respect of whom such deduction or withholding was made.

2.3 Treatment of Equity Awards.

(a) Treatment of PRE Options. As of the Effective Time, each outstanding option to purchase PRE Common Shares under any PRE Share Plan (each, a “PRE Option”), whether vested or unvested, shall be treated in accordance with the terms of the applicable grant or award agreement and PRE Share Plan and, automatically and without any required action on the part of the holder thereof, be converted into an option to purchase, on the same terms and conditions as applied to each such PRE Option immediately prior to the Effective Time, the number of whole Amalgamated Company Common Shares (rounded down to the nearest whole share) that is equal to the number of PRE Common Shares subject to such PRE Option immediately prior to the Effective Time multiplied by the PRE Exchange Ratio, at an exercise price per Amalgamated Company Common Share (rounded up to the nearest whole penny) equal to the exercise price for each such PRE Common Share subject to such PRE Option immediately prior to the Effective Time divided by the PRE Exchange Ratio; provided, that in the case of any PRE Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of Amalgamated Company Common Shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(b) Treatment of PRE Share Appreciation Rights. As of the Effective Time, each outstanding share appreciation right under any PRE Share Plan (each, a “PRE SAR”), whether vested or unvested, shall be treated in accordance with the terms of the applicable grant or award agreement and PRE Share Plan and, automatically and without any required action on the part of the holder thereof, be converted into a share appreciation right, on the same terms and conditions as applied to each such PRE SAR immediately prior to the Effective Time, to the number of whole Amalgamated Company Common Shares (rounded down to the nearest whole share) that is equal to the number of PRE Common Shares subject to such PRE SAR immediately prior to the Effective Time multiplied by the PRE Exchange Ratio, at an exercise price per Amalgamated Company Common Share (rounded up to the nearest whole penny) equal to the exercise price for each such PRE Common Share subject to such PRE SAR immediately prior to the Effective Time divided by the PRE Exchange Ratio.

(c) Treatment of PRE Other Company Share-Based Awards.

(i) Immediately prior to the Effective Time, each right of any kind, contingent or accrued, to receive PRE Common Shares (including restricted share units and performance share units), other than PRE Options and PRE SARS (each, a “PRE Other Share-Based Award”), which under the terms of the applicable grant or award agreement and PRE Share Plan becomes fully vested and settled effective as of the Effective Time shall vest and be settled in accordance with its terms (and for the avoidance of doubt, all such performance share units shall vest and settle as if the maximum performance were achieved) and each PRE Common Share delivered in settlement thereof (after giving effect to any required reduction in respect of withholding tax obligation due in respect of such vesting and settlement), shall be eligible to receive the PRE Consideration pursuant to Section 2.1(b) of this Agreement. For the avoidance of doubt, any PRE Other Share-Based Awards held by members of the PRE Board who are not PRE Board Designees shall be treated as if such individuals experienced a termination due to mandatory retirement effective as of the Effective Time under the terms of the applicable grant or award agreement and PRE Share Plan.

(ii) Immediately prior to the Effective Time, each PRE Other Share-Based Award which is not vested as of the Effective Time shall, by virtue of the Amalgamation and without any action on the part of the holder thereof, be converted into a right to receive a number of Amalgamated Company Common Shares determined by multiplying the number of PRE Common Shares subject to such PRE Other Share-Based Award immediately prior to the Effective Time by the PRE Exchange Ratio and rounding up or down to the nearest whole share, and such Amalgamated Company Common Shares subject to a PRE Other Share-Based Award shall be subject to the same terms and conditions (including applicable vesting requirements) as applied to such PRE Other Share-Based Award immediately prior to the Effective Time.

(d) Treatment of Axis Options. As of the Effective Time, each outstanding option to purchase Axis Common Shares under any Axis Share Plan (each, an “Axis Option”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be converted into an option to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such Axis Option immediately prior to the Effective Time, the number of whole Amalgamated Company Common Shares (rounded down to the nearest whole share) that is equal to the number of Axis Common Shares subject to such Axis Option immediately prior to the Effective Time multiplied by the Axis Exchange Ratio, at an exercise price per Amalgamated Company Common Share (rounded up to the nearest whole penny) equal to the exercise price for each such Axis Common Share subject to such Axis Option immediately prior to the Effective Time divided by the Axis Exchange Ratio; provided, that in the case of any Axis Option to which Section 421 of the Code applies as of the Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of Amalgamated Company Common Shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(e) Treatment of Axis Restricted Share Awards. Immediately prior to the Effective Time, each award of Axis Common Shares that is subject to restrictions pursuant to the terms of an Axis Share Plan, (each, an “Axis Restricted Share Award”), shall, by virtue of the Amalgamation and without any action on the part of the holder thereof, be converted into an award covering a number of Amalgamated Company Common Shares determined by multiplying the number of Axis Common Shares subject to such Axis Restricted Share Award immediately prior to the Effective Time by the Axis Exchange Ratio and rounding down to the nearest whole share, and such Amalgamated Company Common Shares shall be subject to the same terms and conditions (including applicable vesting requirements) as applied to each such Axis Restricted Share Award immediately prior to the Effective Time. Notwithstanding the foregoing, each of the time-vesting Axis Restricted Share Awards specially granted in February 2014 to assistant vice presidents and above, as converted pursuant to this Section 2.3(e) shall, and any Axis Restricted Share Awards issued pursuant to Section 5.1(c)(C), as converted pursuant to this Section 2.3(e), may at Axis’s option, as of the Effective Time and without any required action on the part of the holder thereof, become fully vested and exercisable with respect to one hundred percent (100%) of the Amalgamated Company Common Shares subject to such Axis Restricted Share Awards.

(f) Treatment of Axis Other Share-Based Awards.

(i) Immediately prior to the Effective Time, each right of any kind, contingent or accrued, to receive Axis Common Shares (including restricted share units and performance share units), other than Axis Options (each, an “Axis Other Share-Based Award”), shall, by virtue of the Amalgamation and without any action on the part of the holder thereof, be converted into a right to receive a number of Amalgamated Company Common Shares determined by multiplying the number of Axis Common Shares subject to such Axis Other Share-Based Award immediately prior to the Effective Time by the Axis Exchange Ratio and rounding up or down to the nearest whole share, and such Amalgamated Company Common Shares subject to the Axis Other Share-Based Award shall be subject to the same terms and conditions (including applicable vesting requirements) as applied to such Axis Other Share-Based Award immediately prior to the Effective Time, after giving effect to any adjustment made pursuant to Section 2.3(f)(ii) of this Agreement. Notwithstanding the foregoing, each of the time-vesting Axis Other Share-Based Awards specially granted in February 2014 to assistant vice presidents and above, as converted pursuant to this Section 2.3(f)(i) shall, and any Axis Other Share-Based Awards issued pursuant to Section 5.1(c)(C), as converted pursuant to this Section 2.3(f)(i), may at Axis’s option, as of the Effective Time and without any required action on the part of the holder thereof, become fully vested and exercisable with respect to one hundred percent (100%) of the Amalgamated Company Common Shares subject to such Axis Other Share-Based Awards.

(ii) Prior to, and effective as of and contingent upon the occurrence of the Effective Time, the Axis Board shall equitably adjust the performance criteria applicable to any equity-based award outstanding under any Axis Share Plan, in accordance with the terms of the applicable Axis Share Plan and any applicable grant or award agreements, to reflect the consummation of the Amalgamation and to prevent any dilution or enlargement of achievement opportunity with respect to such equity-based awards.

(g) Prior to the Effective Time, the PRE Board, Axis Board and their respective compensation committees, shall take all actions necessary to effectuate the provisions of this Section 2.3.

2.4 Amendment of Structure. The parties shall amend this Agreement prior to the filing of the Joint Proxy Statement to provide for a structure other than an amalgamation (with Axis or PRE surviving or continuing or both surviving or continuing as subsidiaries of a new holding company, as the case may be) if the advantages (after taking into account any disadvantages) of such other structure would be more favorable after the Closing to the shareholders of PRE and Axis than in the Amalgamation.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Except as: (i) set forth in the disclosure letter delivered by PRE to Axis simultaneously with the execution of this Agreement by PRE (the “PRE Disclosure Letter”) or the disclosure letter delivered by Axis to PRE simultaneously with the execution of this Agreement by Axis (the “Axis Disclosure Letter” and each of the PRE Disclosure Letter and the Axis Disclosure Letter, a “Disclosure Letter”), as the case may be, (ii) in the case of Axis, disclosed in the Axis SEC Reports publicly filed with the SEC on or following January 1, 2014 and at least two Business Days prior to the execution of this Agreement (excluding any disclosures set forth in the “Risk Factors” or “Forward-Looking Statements” sections of such Axis SEC Report or that otherwise constitute risk factors or that are cautionary, predictive or forward-looking in nature), or (iii) in the case of PRE, disclosed in the PRE SEC Reports publicly filed with the SEC on or following January 1, 2014 and at least two Business Days prior to the execution of this Agreement (excluding any disclosures set forth in the “Risk Factors” or “Forward-Looking Statements” sections of such PRE SEC Report or that otherwise constitute risk factors or that are cautionary, predictive or forward-looking in nature), PRE hereby represents and warrants to Axis, and Axis hereby represents and warrants to PRE, to the extent applicable, in each case with respect to itself and its Subsidiaries (and not as to the other party or its Subsidiaries), as follows:

3.1 Organization, Standing and Power.

(a) Each of it and its Subsidiaries is a corporation, exempted company, limited liability company or other legal entity duly organized or incorporated, validly existing and in good standing (if and to the extent such term is so recognized in the relevant jurisdiction) under the Laws of its jurisdiction of organization or incorporation, except for those jurisdictions where failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of it and its Subsidiaries has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Each of it and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, exempted company, limited liability company or other legal entity and is in good standing (if and to the extent such term is so recognized in the relevant jurisdiction) in each jurisdiction where the character or location of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither it nor any of its Subsidiaries is in violation of their respective Organizational Documents in any material respect.

(c) It has provided or made available to the other party true and complete copies of: (i) its memorandum of association (the “Memorandum of Association”) and bye-laws (the “Bye-Laws”) in effect as of the date hereof and (ii) the memorandum of association and bye-laws or other similar Organizational Documents in effect as of the date hereof of each of its material Insurance Subsidiaries.

3.2 Capitalization.

(a) Its authorized share capital and issued and outstanding share capital as of the date set forth in Section 3.2(a) of its Disclosure Letter, including any capital reserved for issuance upon the exercise or payments of outstanding warrants, share options, share appreciation rights or other equity-related securities or awards (such share option and other equity-related award plans, agreements and programs, each an “Equity Award”), are described in Section 3.2(a) of its Disclosure Letter. None of its share capital, equity-related securities or warrants are held by it or by its Subsidiaries. Section 3.2(a) of its Disclosure Letter also sets forth a true and complete list of all outstanding Equity Awards outstanding as of the date of this Agreement and the name of each holder thereof and the number of PRE Common Shares (in the case of PRE) or Axis Common Shares (in the case of Axis) for which any such warrant, option, share appreciation right, restricted share, restricted share unit or other equity-related security or award is exercisable for as of the date of this Agreement (without regard to any vesting or other limitations with respect thereof).

(b) Except as described in this Section 3.2, as of the date hereof, there are: (i) no shares or securities of, or other equity or voting interests in, it, (ii) no issued and outstanding shares or securities of it that are convertible into or exchangeable for share capital of, or other equity or voting interests in, it, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from it, or that obligate it to issue, any shares or securities, or other equity or voting interests in, it, (iv) no obligations of it to grant, extend or enter into any subscription, warrant, right, convertible or exchange security or other similar agreement or commitment relating to any shares or securities of, or other equity or voting interests in it (the items in clauses (i), (ii), (iii) and (iv) being referred to, collectively, as its “Securities”), and (v) no other obligations by it or any of its Subsidiaries to make any payments based on the price or value of any of its Securities, or dividends paid thereon.

(c) With respect to the Equity Awards: (i) each grant of an Equity Award was duly authorized no later than the date on which the grant of such Equity Award was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Axis Board or the PRE Board, or a committee thereof or such committee’s designee (as the case may be) and any required approval by its shareholders, (ii) each such grant was made in accordance with all applicable Laws, including the rules of the NYSE, (iii) the per share exercise price of each PRE Option (in the case of PRE) or Axis Option (in the case of the Axis) was not less than the fair market value of a respective PRE Common Share or Axis Common Share on the applicable Grant Date, (iv) each such grant qualifies in all material respects for the Tax and accounting treatment afforded to such Equity Awards in its Tax Returns and its SEC Reports, respectively, and (v) no material modifications have been made to any such grants after the Grant Date and all such grants either comply in all material respects with or are exempt from Section 409A of the Code. The treatment of the Equity Awards provided in Section 2.3 will comply with all applicable Laws and the terms and conditions of the PRE Share Plans (in the case of PRE) or Axis Share Plans (in the case of Axis), respectively, and the applicable Equity Award agreements.

(d) All PRE Common Shares and PRE Preferred Shares (in the case of PRE) or Axis Common Shares and Axis Preferred Shares (in the case of Axis) that are issued and outstanding or that are subject to issuance prior to the Effective Time upon the terms and subject to the conditions specified in the instruments under which they are issuable: (i) are, or, in the case of shares issued after the date hereof, will be, duly authorized, validly issued, fully paid and non-assessable, and issued in compliance with applicable Law and the terms and provisions of its applicable Organizational Documents, and (ii) are not, or, in the case of shares issued after the date hereof, will not be, subject to any pre-emptive or similar rights, purchase option call or right of first refusal or similar rights.

(e) There are no outstanding contractual obligations of it or any of its Subsidiaries: (i) to repurchase, redeem or otherwise acquire any PRE Common Shares and PRE Preferred Shares (in the case of PRE) or Axis Common Shares and Axis Preferred Shares (in the case of Axis), as applicable, bonds, debentures, notes or other indebtedness of it or share capital, bonds, debentures, notes or other indebtedness of any Subsidiary of it or (ii) to provide any funds to or make any investment in (A) any Subsidiary of it that is not wholly owned by it or (B) any other Person. No holder of securities in it or any of its Subsidiaries has any right to have such securities registered by it or any of its Subsidiaries under the Exchange Act.

(f) The PRE Common Shares and PRE Preferred Shares (in the case of PRE) or the Axis Common Shares and Axis Preferred Shares (in the case of Axis), as applicable, constitute the only issued and outstanding classes of securities of it or its Subsidiaries registered under the Exchange Act.

(g) Section 3.2(g) of its Disclosure Letter contains a list of all insurance linked securities, sidecars, catastrophe bonds or weather related bonds or similar instruments issued, guaranteed or sponsored by it or any of its Subsidiaries.

(h) It has not guaranteed the obligations of any of its Subsidiaries.

3.3 Corporate Authorization. It has all necessary corporate power and authority to enter into this Agreement and the Amalgamation Agreement and, subject to approval and adoption of this Agreement and the Amalgamation Agreement by the Requisite PRE Vote (in the case of PRE) or the Requisite Axis Vote (in the case of the Axis), to consummate the Transactions. The execution, delivery and performance by it of this Agreement, the Amalgamation Agreement and the consummation by it of the Transactions have been duly and validly authorized by all necessary corporate action on its part, subject only to the Requisite PRE Vote (in the case of PRE) or the Requisite Axis Vote (in the case of the Axis). The Requisite Axis Vote, in the case of Axis, and the Requisite PRE Vote, in the case of PRE, as applicable, is the only vote of the holders of any class or series of its share capital or other securities necessary to approve this Agreement, the Amalgamation Agreement or the Transactions to which it is a party.

3.4 Board Approval.

(a) In the case of PRE, the PRE Board, by resolutions duly passed at a meeting duly called and held, has: (i) determined that the PRE Consideration and the PRE Exchange Ratio constitute fair value for each PRE Common Share in accordance with the Companies Act and deemed it advisable and fair to, and in the best interests of, PRE to enter into this Agreement and to consummate the Transactions to which PRE is a party; (ii) approved and adopted this Agreement and authorized and approved the Transactions to which PRE is a party; and (iii) recommended that the shareholders of PRE vote affirmatively in connection with obtaining the Requisite PRE Vote (the “PRE Board Recommendation”), subject to Section 5.8, and directed that this Agreement, the Amalgamation Agreement and the Transactions to which PRE is a party be submitted for consideration by the shareholders of PRE at the PRE Shareholder Meeting.

(b) In the case of Axis, the Axis Board, by resolutions duly passed at a meeting duly called and held, has: (i) determined that the Axis Consideration and the Axis Exchange Ratio constitute fair value for each Axis

Common Share in accordance with the Companies Act and deemed it advisable and fair to, and in the best interests of, Axis to enter into this Agreement and to consummate the Transactions to which Axis is a party; (ii) approved and adopted this Agreement and authorized and approved the Transactions; and (iii) recommended that the shareholders of Axis vote affirmatively in connection with obtaining the Required Axis Vote (the “Axis Board Recommendation”), subject to Section 5.8, and directed that this Agreement, the Amalgamation Agreement and the Transactions be submitted for consideration by the shareholders of Axis at the Axis Shareholder Meeting; and (iv) determined that the Axis Bye-Law Amendment is in the best interests of Axis, and authorized and approved the Axis Bye-Law Amendment.

3.5 Enforceability. This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding agreement of it, enforceable against it in accordance with the terms of this Agreement, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (whether considered in a proceeding at equity or at law).

3.6 Non-Contravention. The execution, delivery and performance of this Agreement and the Amalgamation Agreement by it and the consummation by it of the Transactions to which it is a party do not and will not (assuming the accuracy of the representations and warranties of the other parties hereto made in this Section 3.6 and Section 3.8 below):

(a) contravene or conflict with, or result in any violation or breach of, any provision of its Organizational Documents (in the case of Axis, as they may be amended pursuant to the Axis Bye-Law Amendment);

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to it or any of its Subsidiaries or by which any of its assets or those of any of its Subsidiaries (“Party Assets”) are bound, assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.8 have been obtained or made or, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts, except for any Reinsurance Contracts, to which it or any of its Subsidiaries is a party or by which any of their assets are bound (collectively, “Party Contracts”), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Party Contracts, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Party Contracts, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or

(f) cause the creation or imposition of any Liens on any Party Assets, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.7 Subsidiaries.

(a) Each of its Subsidiaries is wholly owned by it, directly or indirectly, free and clear of any Liens other than Permitted Encumbrances. Except for Investment Assets held in the ordinary course of business and the capital stock or other equity ownership interests of its Subsidiaries set forth in Section 3.7 of its Disclosure

Letter, it does not own, directly or indirectly, any share capital or other equity interest of, or any other securities convertible or exchangeable into or exercisable for share capital or equity interest of, any Person.

(b) Each issued and outstanding share of the share capital or non-corporate equity interests (including partnership interests and limited liability company interests), as applicable, of each of its Subsidiaries that is held, directly or indirectly, by it: (i) is duly authorized, validly issued, fully paid and nonassessable, and was issued in compliance with the applicable Laws, terms and conditions of the applicable Subsidiary’s Organizational Documents and any preemptive or similar rights, subscription rights, anti-dilutive rights, purchase option, call or right of first refusal or similar rights and (ii) is not or, in the case of any share or non-corporate equity interest issued after the date hereof, will not be, subject to any pre-emptive or similar rights, purchase option, call or right of first refusal or similar rights.

(c) All of the outstanding share capital of, or other equity or voting interests in, of each of its Subsidiaries are owned directly or indirectly, by it free and clear of all Liens other than Permitted Encumbrances. There are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any share capital or other equity or voting interests of any of its Subsidiaries, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any of its Subsidiaries. None of its Subsidiaries has any outstanding equity compensation plans relating to the share capital of, or other equity or voting interests in, any of its Subsidiaries. Neither it nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any of its Subsidiaries or dividends paid thereon.

3.8 Governmental Authorizations. The execution, delivery and performance of this Agreement and the Amalgamation Agreement by it and its Subsidiaries and the consummation by it and its Subsidiaries of the Transactions do not and will not require any consent, approval or other authorization of, or filing, license, permit, declaration or registration with or notification to, or waiver from, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, whether domestic or foreign (each, a “Governmental Entity”), other than:

(a) (i) the filing of the Amalgamation Application and related attachments with the Registrar and (ii) the written notification from the Bermuda Monetary Authority confirming that the Bermuda Monetary Authority has no objection to the Amalgamation;

(b) the filing with the Securities and Exchange Commission (the “SEC”) of the Registration Statement, the Prospectus, the Joint Proxy Statement and any other materials as may be required in connection with this Agreement and the Transactions and (ii) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”);

(c) compliance with the New York Stock Exchange (“NYSE”) rules and regulations;

(d) such filings and approvals as are required to be made or obtained under the securities or “Blue-Sky” laws of various jurisdictions in connection with the Transactions;

(e) compliance with the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and, as set forth in Section 3.8(e) of its Disclosure Letter, with respect to any Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws;

(f) notices, applications, filings, authorizations, orders, approvals and waivers that are set forth in Section 3.8(f) of its Disclosure Letter (such notices, filings, authorizations, orders, approvals and waivers described in clauses (e) and (f), the “Transaction Approvals”); and

(g) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.9 Vote Required.

(a) The Requisite PRE Vote (in the case of PRE) or the Requisite Axis Vote (in the case of Axis) is the only vote of the holders of any class or series of the share capital of it or any of its Subsidiaries necessary (under its Organizational Documents, the Companies Act, other applicable Laws or otherwise) to approve and adopt this Agreement, the Amalgamation Agreement and the Amalgamation.

(b) There are no shareholder agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which it or any of its Subsidiaries is a party or of which it has Knowledge with respect to the voting of any of its shares or those of any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of it or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which its shareholders may vote.

3.10 SEC Reports.

(a) It has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by it with the SEC, and any documents or information furnished to the SEC on a voluntary basis on Current Reports on Form 8-K, in each case since January 1, 2012 (collectively, the “SEC Reports”). Its SEC Reports, as filed with or furnished to the SEC: (i) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, (ii) were prepared in all material respects in accordance with the respective requirements of the Securities Act, the Exchange Act and other applicable Laws and (iii) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, and at their respective effective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. None of its Subsidiaries is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any foreign Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation service.

(b) As of their respective dates, or, if amended, as of the date of the last such amendment, its SEC Reports, as filed with or furnished to the SEC, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder. As of the date hereof, there are no outstanding or unresolved written comments from the SEC with respect to its SEC Reports. As of the date hereof, to its Knowledge, none of its SEC Reports filed on or prior to the date hereof is the subject of ongoing SEC review.

3.11 Financial Statements; Internal Controls.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements (including all related notes and schedules) of it and its consolidated Subsidiaries included or incorporated by reference in its SEC Reports:

(i) complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes to those financial statements); and

(iii) fairly present in all material respects the consolidated financial position of it and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments, none of which are, individually or in the aggregate, material).

(b) No material weaknesses exist with respect to its internal control over financial reporting that would be required to be disclosed pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC that have not been disclosed in its SEC Reports as filed with or furnished to the SEC prior to the date hereof. It has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to ensure that information required to be disclosed by it in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by it in the reports that it files and submits under the Exchange Act is accumulated and communicated to its management, as appropriate, to allow timely decisions regarding required disclosure. It has disclosed, based on its most recent evaluation, to its outside auditors and the audit committee of its board of directors: (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal control over financial reporting. It has provided or made available to the other party true and complete copies of any such disclosure contemplated by clauses (i) and (ii) of the immediately preceding sentence made by management to its independent auditors and the audit committee of its Board since January 1, 2012.

3.12 Liabilities.

(a) There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of it or any of its Subsidiaries that are required to be recorded or reflected on a balance sheet, including the footnotes thereto, prepared in accordance with GAAP, other than:

(i) Liabilities reflected or reserved for in the consolidated balance sheet of it and its consolidated Subsidiaries as of December 31, 2013 or disclosed in the footnotes thereto, set forth in its Annual Report on Form 10-K for the period ended December 31, 2013, as filed with the SEC prior to the date hereof; and

(ii) Liabilities incurred since December 31, 2013 in the ordinary course of business.

(b) Neither it nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among it and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, it or any of its Subsidiaries in its SEC Reports.

(c) It is in compliance in all material respects with: (i) the provisions of the Sarbanes-Oxley Act of 2002, as amended and the rules and regulations of the SEC promulgated thereunder that are applicable to it and (ii) the rules and regulations of the NYSE that are applicable to it. With respect to each of its SEC Reports on Form 10-K or Form 10-Q, each of its principal executive officer and principal financial officer has made all certifications required by Rule 13a-14 or 15(d) under the Exchange Act and Sections 302 and 906 of the

Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder with respect to such SEC Reports. None of the “back-up” or “sub-certifications” made by any of its officers or employees or any of its Subsidiaries since January 1, 2012 to support any such certifications made by its principal executive officer or principal financial officer has identified or raised any significant exceptions.

3.13 Absence of Certain Changes. Since September 30, 2014 to the date of this Agreement: (i) except for the execution, delivery and performance of this Agreement and the discussions, negotiations and Transactions related thereto, its business and that of its Subsidiaries has been carried on and conducted in all material respects in the ordinary course, (ii) there has not been any declaration, setting aside for payment or payment of any dividend or other distribution in respect of any of the PRE Common Shares (in the case of PRE) or the Axis Common Shares (in the case of Axis), as applicable, or other of its equity or voting interests, except for ordinary course quarterly dividends with payment dates and amounts consistent with past practice, (iii) there has not been any change in any material respect in its or any of its Subsidiaries’ financial accounting or actuarial methods, principles or practices, except insofar as may have been required by GAAP, by Applicable SAP or applicable Law, and (iv) there has not been any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

3.14 Litigation. Other than ordinary course claims under Reinsurance Contracts within applicable policy or contractual limits that do not involve allegations of bad faith or seek extra-contractual obligations, are not the subject of any proceeding by or before any Governmental Entity and have not proceeded to formal litigation, arbitration or mediation, there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings (collectively, “Legal Actions”) pending or, to its Knowledge, threatened against: (i) it or any of its Subsidiaries or (ii) any of its or its Subsidiaries’ directors, officers or employees or other Person for whom it or any of its Subsidiaries may be liable, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no Orders outstanding against it, any of its Subsidiaries or their respective properties and assets, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.15 Investments; Derivatives.

(a) Except for bonds, stocks, mortgage loans, derivatives (including swaps, swaptions, caps, floors, foreign exchange and options or forward agreements) and all other instruments of indebtedness, stocks, partnership or joint venture interests and all other equity interests, certificates issued by or interests in trusts, alternatives investments and direct and indirect investments in hedge funds and other investments (the “Investment Assets”) sold in the ordinary course of business after September 30, 2014 or in compliance with the Investment Guidelines, each of it and its Subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all Liens except Permitted Encumbrances. A copy of its policies with respect to the investment of the Investment Assets has been made available no later than one day prior to the date hereof (the “Investment Guidelines”), and the composition of the Investment Assets complies in all material respects with, and it and its Subsidiaries have complied in all material respects with, the Investment Guidelines.

(b) The Investment Assets in all material respects comply with, and the acquisition thereof complied with, any and all investment restrictions under applicable Law.

3.16 Insurance Matters.

(a) Section 3.16(a) of its Disclosure Letter contains a true and correct list of each of its Subsidiaries which, by virtue of its operations and activities, is required to be licensed as an insurance company, reinsurance company or insurance or reinsurance intermediary (collectively, its “Insurance Subsidiaries”), together with the jurisdiction of domicile thereof and each jurisdiction in which each such Insurance Subsidiary is licensed to conduct the business of insurance or reinsurance or as an intermediary. None of its Insurance Subsidiaries is commercially domiciled in any other jurisdiction or is otherwise treated as domiciled in a jurisdiction other than that of its formation. Each of its Insurance Subsidiaries and each of its other Subsidiaries that provide services to its Insurance Subsidiaries is licensed, authorized or otherwise eligible to conduct its business as currently conducted, to the extent required by Law, in each jurisdiction where it engages in business and for each line of business written therein, except where the failure to be so licensed, authorized or otherwise eligible to conduct its business as currently conducted would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except as required by Insurance Laws of general applicability and the insurance Permits maintained by its Insurance Subsidiaries, there are no material written agreements, memoranda of understanding, commitment letters or similar undertakings binding on it or on any of its Insurance Subsidiaries or to which it or any of its Insurance Subsidiaries is a party, on the one hand, and any Governmental Entity is a party or addressee, on the other hand, or any Orders by, or supervisory letters or cease-and-desist orders from, any Governmental Entity, nor have it or any of its Insurance Subsidiaries adopted any board or committee resolutions at the request of any Governmental Entity, in each case with respect to such Insurance Subsidiaries, including any that would (i) limit the ability of any of its Insurance Subsidiaries to enter into Reinsurance Contracts, (ii) require any divestiture of any investment of any of its Insurance Subsidiaries, (iii) in any manner relate to the ability of any of its Insurance Subsidiaries to pay dividends, (iv) require any investment of any of its Insurance Subsidiaries to be treated as non-admitted assets (or the local equivalent), (v) require or impose any capital commitment, “keep well” or similar capital maintenance arrangement with respect to any of its Insurance Subsidiaries, or (vi) otherwise restrict the conduct of business of any of its Insurance Subsidiaries, nor have any of its Insurance Subsidiaries been advised by any Governmental Entity that it is contemplating any such undertakings.

(c) The financial statements included in all annual, quarterly and other periodic statements submitted to the appropriate Insurance Regulator of each jurisdiction in which any of its Insurance Subsidiaries is licensed or authorized or otherwise eligible or accredited with respect to the conduct of the business of reinsurance since January 1, 2012 (collectively, its “Statutory Statements”) were prepared in accordance with Applicable SAP, applied on a consistent basis during the periods involved, and fairly present in all material respects the statutory financial position of the relevant Insurance Subsidiary as of the respective dates thereof and the results of operations and changes in capital and surplus (and shareholders’ equity, as applicable) of such Insurance Subsidiary for the respective periods then ended. Such Statutory Statements complied in all material respects with all applicable Insurance Laws when filed or submitted and no material violation or deficiency has been asserted in writing (or, to the Knowledge of it, orally) by any Insurance Regulator with respect to any of such Statutory Statements that has not been cured or otherwise resolved to the satisfaction of such Insurance Regulator.

(d) It has provided or made available to the other party to the extent permitted by applicable Law, true and complete copies of all material examination reports (and has notified the other party of any pending material examinations) of any Insurance Regulators received by it on or after January 1, 2012 through the date of this Agreement relating to its Insurance Subsidiaries. All material deficiencies or violations noted in such examination reports have been cured or resolved to the satisfaction of the applicable Insurance Regulator prior to the date of this Agreement. It has also provided the other party with true and complete copies of its written guidelines and policies with regard to underwriting, claims handling and actuarial reserves practices.

(e) Each Ceded Reinsurance Contract is valid and binding on its applicable Insurance Subsidiary, and to its Knowledge, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) its applicable Insurance Subsidiary and, to its Knowledge, any other party thereto, has performed all obligations required to be performed by it under each Ceded Reinsurance Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) none of its Insurance Subsidiaries has received written or, to its Knowledge, oral, notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of such Insurance Subsidiary under any Ceded Reinsurance Contract, except where such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iv) to its Knowledge, with respect to each Ceded Reinsurance Contract, (A) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a default on the part of any counterparty under such Ceded Reinsurance Contract, (B) to its Knowledge as of the date hereof, no such counterparty is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding, (C) the financial condition of any reinsurer or retrocessionaire under such Ceded Reinsurance Contract is not impaired to the extent that a default thereunder is reasonably anticipated, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (D) no notice of intended cancellation has been received by its Insurance Subsidiary from any such reinsurer or retrocessionaire and (E) its Insurance Subsidiary is entitled under the law of its domiciliary jurisdiction to take full credit in its Statutory Statements for all amounts recoverable by it pursuant to such Ceded Reinsurance Contract and all such amounts recoverable have been properly recorded in its books and records of account and are properly reflected in its Statutory Statements. As of the date hereof, there are no pending, and since January 1, 2012 to the date hereof, there have not been any, material disputes under any of the Ceded Reinsurance Contracts.

(f) Section 3.16(f) of its Disclosure Letter contains a true and correct list, as of the date of this Agreement, of each intercompany Reinsurance Contract between it and any of its Subsidiaries or among its Subsidiaries.

3.17 Material Contracts.

(a) As of the date hereof, there are no Contracts to which it or any of its Subsidiaries is a party (other than Reinsurance Contracts, Real Property Leases and Benefit Plans): (i) that are required to be described in, or filed as an exhibit to, any of its SEC Reports that are not so described or filed as required by the Securities Act or the Exchange Act, (ii) that contain any provisions restricting the ability of it or any of its Subsidiaries, or which, following the consummation of the Amalgamation, would restrict the ability of Axis or any of its Subsidiaries or PRE or any of its Subsidiaries or any of their successors, including the Amalgamated Company and its Subsidiaries, to compete or transact in any business or with any Person or in any geographic area or grants a right of exclusivity to any Person, (iii) pursuant to which any indebtedness of it or any of its Subsidiaries is outstanding or may be incurred in excess of $50 million or pursuant to which it or any of its Subsidiaries guarantees any indebtedness of any other Person (other than it or any of its Subsidiaries) (except for trade payables arising in the ordinary course of business), (iv) involving any material partnership, joint venture or other similar arrangement with any other Person (other than it or any of its Subsidiaries), relating to the formation, creation, operation, management or control of any such partnership or joint venture, (v) that involves or could reasonably be expected to involve aggregate payments or receipts by or to it and/or its Subsidiaries in excess of $5 million in any twelve-month period, other than: (A) Contracts that can be terminated by it or any of its Subsidiaries on less than 90 days’ notice without payment by it or any of its Subsidiaries of any penalty, or (B) Assumed Reinsurance Contracts, (vi) that have been entered into since January 1, 2012 or otherwise provide for material ongoing obligations of it or any of its Subsidiaries and involve the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of a business (excluding, for the avoidance of doubt, acquisitions or dispositions of Investment Assets, and immaterial tangible assets in the ordinary course of business), (vii) that outsources any material function or part of its business or that of any Subsidiary or Subsidiaries (viii) that prohibits or restricts the payment of dividends or distributions in respect of its shares or capital stock or those of any of its Subsidiaries, prohibits the pledging of the shares or capital stock of it or any of its Subsidiaries or prohibits or restricts the issuance of any guarantee by it or any of its Subsidiaries, (ix) that restricts its ability to incur indebtedness or guarantee the indebtedness of others, or (x) in its case (and not in the case of any of its Subsidiaries) that are guarantees, including of obligations, suretyship contracts, performance bonds or other form of guaranty agreement or capital maintenance agreements or any keep wells, or (xi) Contracts or agreements that contain a put, call or similar right pursuant to which it or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $50 million (each such Contract described in clauses (i)-(xi), other than any Reinsurance Contract, Real Property Lease or Benefit Plan, a “Material Contract”).

(b) (i) Each Material Contract is a legal, valid and binding agreement of it and its Subsidiaries to the extent such Person is a party thereto and, to its Knowledge, each other party thereto is in compliance in all material respects with its terms and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) it and each of its Subsidiaries and, to its Knowledge, each other party thereto, has performed all obligations required to be performed by such Person under such Material Contract, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (iii) neither it nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of it or any of its Subsidiaries under any Material Contract, except where such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Section 3.17(c) of its Disclosure Letter contains a true and correct list, as of the date of this Agreement, of each Material Contract entered into by it or any of its Subsidiaries.

3.18 Benefit Plans.

(a) It has disclosed in Section 3.18 of its Disclosure Letter a true and complete list of all material Benefit Plans other than Benefit Plans maintained by it outside of the United States primarily for the benefit of Associates working outside of the United States (collectively, the “Non-U.S. Benefit Plans”), which are contributed to, sponsored by or maintained by it or its Subsidiaries, or under which any current or former Associate of it has any present or future rights to benefits. For the purposes of this Agreement, “Benefit Plans” include all benefit and compensation plans, programs, contracts, policies, agreements or arrangements covering its current or former Associates, or under which it has any liability (including any contingent liability), including but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not such plans are subject to ERISA, and deferred compensation, pension, retirement, health, welfare, severance, employment, perquisite, change in control, stock option, stock purchase, stock appreciation rights, stock based, incentive, collective bargaining, fringe benefit, employee loan and bonus plans, programs, contracts, policies, agreements or arrangements. True and complete copies of all material Benefit Plans (or a written summary of any unwritten material Benefit Plan), including, to the extent applicable, (i) any trust agreement or insurance contract forming a part of such Benefit Plans, (ii) the most recent determination letter, (ii) the most recent Form 5500 and attached schedules, (iii) actuarial valuation reports, and (iv) any amendments and a summary of any proposed amendments or changes anticipated to be made to such Benefit Plans, have been provided or made available to the other party prior to the date of this Agreement.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Benefit Plan other than the Non-U.S. Benefit Plans, (collectively, the “U.S. Benefit Plans”) has been funded, established, maintained and administered in compliance with their respective terms, ERISA, the Code and other applicable Laws, (ii) each U.S. Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination or opinion letter from the Internal Revenue Service as to its qualification and there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan, (iii) there are no pending or, to its Knowledge, threatened actions, claims or lawsuits against or relating to the Benefit Plans, the assets of any of the trusts under such plans or the sponsor or the administrator, or against any fiduciary of the Benefit Plan with respect to the operation of such arrangements (other than routine benefits claims), (iv) no Benefit Plan is under audit or investigation by any Governmental Entity which is reasonably expected to result in a material liability to it, (v) no “reportable event” (as such term is defined by Section 4043 of ERISA) or failure to satisfy the “minimum funding standard” within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA has occurred with respect to any Benefit Plan.

(c) It has not engaged in a transaction with respect to any Benefit Plan which is subject to ERISA that, assuming the taxable period of such transaction expired as of the date of this Agreement, would reasonably be expected to subject it to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. It has not incurred, and it does not reasonably expect to incur, a material tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(d) Except as disclosed in Section 3.18(d) of its Disclosure Letter, neither it, its Subsidiaries, nor any of their respective predecessors, has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any Liability, directly or indirectly, within the last six (6) years prior to the date hereof with respect to (i) an employee benefit plan that is or was subject to Title IV of ERISA, including, without limitation, any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), (ii) a “multiple employer plan” (as defined in Section 413 of the Code), (iii) a “multiple employer welfare arrangement (as defined in Section 3(40) of ERISA), or (iv) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. None of the Benefit Plans provide retiree health, life insurance or other welfare benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law.

(e) There has been no amendment to, or announcement by it relating to, any of the U.S. Benefit Plans that would result in a material increase in liabilities to it above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2014. Except as disclosed in Section 3.18(e) of its Disclosure Letter, neither the execution of this Agreement, shareholder approval and adoption of this Agreement and the Amalgamation Agreement, receipt of approval or clearance from any one or more Governmental Entities in connection with the Amalgamation or the other Transactions, nor the consummation of the Transactions, alone or in combination with any other event, will (i) entitle any Associates of it to severance or other payment, or increase any compensation or benefits due (other than severance pay required by applicable Law), (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under, or increase the amount of compensation or benefits payable, under any Benefit Plan, (iii) result in payments that would individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(l) of the Code, or (iv) limit or restrict its right to merge, amend or terminate any Benefit Plan. Except as disclosed in Section 3.18(e) of its Disclosure Letter, it is not a party to, and is not otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax, interest or penalties imposed by Section 409A or 4999 of the Code (or any corresponding provision of state or local Law).

(f) All of the material Non-U.S. Benefit Plans are listed in Section 3.18(f) of the its Disclosure Letter. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each of its Non-U.S. Benefit Plan been funded, established, maintained and administered in compliance in all material respects with their respective terms and all applicable Law (including compliance with any applicable requirements with respect to registration and good standing with regulatory authorities) and have been approved by any applicable taxation authorities for favorable taxation status to the extent such approval is available (and circumstances do not exist that are reasonably likely to cause such approval to cease to apply), (ii) it has no material unfunded liabilities with respect to any such Non-U.S. Benefit Plans that are not set forth in the consolidated balance sheets included in or incorporated by reference into its SEC Reports filed prior to the date of this Agreement and (iii) there is no pending or, to the Knowledge of its executive officers, threatened material litigation relating to the Non-U.S. Benefit Plans.

3.19 Labor Relations.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each individual who renders (or, since January 1, 2012, any other individual who previously rendered) services to it or any of its Subsidiaries who is or was classified by it or any of its Subsidiaries as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Benefit Plans) is currently or was previously properly so characterized.

(b) It is not party to any collective bargaining or similar agreement covering its employees, and its employees are not represented by any union, works council or labor organization. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or as set forth in Section 3.19(b) of its Disclosure Letter: (i) neither it nor any of its Subsidiaries is the subject of any proceeding that asserts that it or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization and (ii) there is no pending or, to its Knowledge, threatened, labor strike, dispute, walk-out, work stoppage, slow down or lockout involving it or any of its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of it and its Subsidiaries are, and since January 1, 2012, have been, in compliance in all material respects with all applicable Laws relating to employment and employment practices, the classification of employees, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation, plant closing and mass layoff Laws (including the Worker Adjustment and Retraining Notification Act, as amended, and each similar state, local or foreign Law) and terms and conditions of employment. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no charges with respect to or relating to either it or its Subsidiaries pending or, to its Knowledge, threatened before the U.S. Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices.

3.20 Taxes. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to it or any of its Subsidiaries have been timely (taking into account any applicable extensions) filed and all such Tax Returns are true, complete and correct.

(b) It and each of its Subsidiaries have fully paid all Taxes required to be paid and have made adequate provision (in accordance with GAAP or Applicable SAP, as applicable) for any Taxes that are not yet due and payable or that are being contested in good faith for all taxable periods, or portions thereof, ending on or before the date of this Agreement.

(c) It and each of its Subsidiaries have withheld all Taxes required to have been withheld from payments made to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been paid to the relevant Governmental Entity.

(d) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from it or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(e) No audit or other proceeding by any Governmental Entity is pending or to its Knowledge, threatened in writing with respect to any Taxes due from or with respect to it or any of its Subsidiaries. No claim for unpaid Taxes has been asserted against it or any of its Subsidiaries by a Governmental Entity, other than any claim that has been resolved and paid in full.

(f) Neither it nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law) or been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any taxing authority.

(g) Neither it nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(h) There are no Liens for Taxes on its assets or the assets any of its Subsidiaries other than Permitted Encumbrances.

(i) Neither it nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (other than loss transactions) or comparable provision of any other applicable Tax Law, and neither it nor any of its Subsidiaries has been a “material advisor” to any such transaction within the meaning of Section 6111 of the Code.

(j) Neither it nor any of its Subsidiaries (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return (other than a group of which it or one of its Subsidiaries is the common parent) or (B) has any liability for any Taxes of any Person (other than it or its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. law, or as a transferee or successor, by contract or by operation of Law.

(k) Neither it nor any of the its Subsidiaries is a party to or bound by or has any obligation under any Tax sharing or similar agreement or arrangement (other than commercial agreements the primary subject matter of which is not Tax matters).

(l) It and each of its Subsidiaries currently satisfies (assuming the relevant taxable year ended on the date this representation is being given), and expects to satisfy with respect to the taxable year which includes the Closing Date falls, either or both of the exceptions described in Sections 953(c)(3)(A) and (B) of the Code so that none of its “United States shareholders” (within the meaning of Section 953(c) of the Code) will be required to include in income any of its or its Subsidiaries’ “related person insurance income” (within the meaning of Section 953(c)(2) of the Code) by operation of Sections 951(a) and 953(c)(5) of the Code.

(m) Neither it nor any of its Subsidiaries reasonably expects that it will be a passive foreign investment company (as defined in Section 1297 of the Code and the Treasury Regulations thereunder) for the taxable year which includes the Closing Date.

(n) Neither it nor any of its non-U.S. Subsidiaries are engaged in a trade or business within the United States within the meaning of Section 864(b) of the Code or have a permanent establishment in the United States.

(o) It has not elected under Section 897(i) of the Code to be treated as a “domestic corporation.”

3.21 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) it and its Subsidiaries own or have enforceable rights or licenses to use the Intellectual Property used in, and necessary for, their business as currently conducted. Its and its Subsidiaries’ conduct of their business as currently conducted does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, and no claim has been asserted or, to its Knowledge, threatened against it or any of its Subsidiaries that the conduct of its and its Subsidiaries’ business as currently conducted infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any third party;

(ii) none of its present or former employees, officers, or directors, or agents, outside contractors or any other third party holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Owned Intellectual Property;

(iii) none of the Intellectual Property owned or purported to be owned by it or any of its Subsidiaries (the “Owned Intellectual Property”) has been adjudged invalid or unenforceable in whole or in part and, to its Knowledge, the Owned Intellectual Property is valid and enforceable. To its Knowledge, no Person is engaging in any activity that infringes upon the Owned Intellectual Property;

(iv) to its Knowledge, each agreement under which Intellectual Property is licensed to it or any of its Subsidiaries is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and no party thereto is in breach thereof or default thereunder;

(v) it and its Subsidiaries have taken commercially reasonable measures to protect the confidential nature of the trade secrets and confidential information that they own or use;

(vi) to its Knowledge, the software it or any of its Subsidiaries owns or licenses for use does not contain any disabling mechanism or protection feature designed to prevent its use, including any computer virus, worm, software lock, drop-dead device, Trojan-horse routine, trap door, back door (including capabilities that permit non-administrative users to gain unrestricted access or administrative rights to software or that otherwise bypasses security or audit controls), time bomb or malware or any other codes or instructions that may be used to access, modify, replicate, distort, delete, damage or disable software or data, other software operating systems, computers or equipment with which the software interacts; and

(vii) in the past 12 months, there has been no failure or malfunction of any IT Systems which has caused any material disruption to its business or that of its Subsidiaries. It and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology and procedures.

(b) To its Knowledge, it and its Subsidiaries are compliant in all material respects with their respective privacy policies and contractual commitments to their respective customers and employees, concerning data protection and the privacy and security of Personal Data of such customers and employees, including any applicable Data Protection Laws. Since January 1, 2012, to its Knowledge, it and its Subsidiaries have not experienced any Information Security Breach.

3.22 Real Property; Personal Property.

(a) Set forth in Section 3.22(a) of its Disclosure Letter is a complete list of real property that it or its Subsidiaries own (“Owned Real Property”). With respect to each Owned Real Property, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) it or its respective Subsidiary has good and clear record and marketable title to such property, free and clear of any Lien other than Permitted Encumbrances and (ii) there are no outstanding options or right of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property, or interest therein.

(b) It and its Subsidiaries have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) material to the conduct of their respective businesses as such businesses are currently being conducted. Neither its nor any of its Subsidiaries’ leasehold interest in any such real property is subject to any Lien, except for Permitted Encumbrances. None of it or any of its Subsidiaries is in material breach of, or material default under, or has received written notice of any material breach of, or material default under, any Real Property Lease, agreement evidencing any Lien or other agreement affecting any lease, license, or sublease or other agreement (“Real

Property Lease”) under which it or any of its Subsidiaries uses or occupies or has a right to use or occupy now or in the future, any real property (“Leased Real Property”), which default remains uncured as of the date of this Agreement.

(c) Each Real Property Lease is valid, binding and in full force and effect, and no termination event or condition or uncured material breach or default on the part of it or any of its Subsidiaries exists under any Real Property Lease. No option has been exercised by it or any of its Subsidiaries under any Real Property Lease, and neither it nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof. None of it or any of its Subsidiaries has sold, assigned, transferred, pledged or created or suffered a Lien (except for Permitted Encumbrances) on all or any part of its leasehold interest in the Leased Real Property. As of the date hereof, to its Knowledge, no landlord under any Real Property Lease has indicated that it will not grant its consent to the sublease of the respective Leased Real Property or assignment of such Real Property Lease by the tenant thereunder, or that such landlord will condition its granting of any such consent on the payment of any non de minimis fee.

(d) The Owned Real Property, the Leased Real Property and any buildings or equipment thereon owned or leased by it or its Subsidiaries have no material defects, are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable for their present and intended uses, and, in the case of buildings (including the roofs thereof), are structurally sound.

3.23 Permits; Compliance with Laws.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of it and its Subsidiaries is, and since January 1, 2012, has been, in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is currently being conducted (collectively, its “Required Permits”), and all such Required Permits are in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no suspension or cancellation of any of the Required Permits is pending or threatened, and no such suspension or cancellation will result from consummation of the Transactions.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, it and each of its Subsidiaries is, and since January 1, 2012 has been, in compliance with: (i) all Laws applicable to it or such Subsidiary or its respective business or properties and (ii) all its Required Permits. Neither it nor any of its Subsidiaries is subject to any Order of, or any continuing, pending or threatened in writing formal investigation or formal inquiry by, any Governmental Entity except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Without limiting the generality of the foregoing, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, it and each of its Subsidiaries is, and since January 1, 2012 has been, in compliance with: (i) the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder, (ii) the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention and (iii) the United Kingdom Bribery Act of 2010, as amended, and any rules and regulations promulgated thereunder. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither it or any of its Subsidiaries nor, to its Knowledge, any of their respective directors, officers, employees or agents, does any business with or involving the government of, any Person or project located in any country targeted by any of the economic sanctions promulgated by any Executive Order issued by the President of the United States or administered by the United States Treasury Department’s Office of Foreign Assets Control, or knowingly supports or facilitates any such business or project, in each case other than as permitted under such economic sanctions. Neither it nor any of its Subsidiaries has received any written notice of violation (or allegation of violation) of such sanctions from any Governmental Entity. This Section 3.23 does not relate to its SEC Reports, financial statements or compliance with the Sarbanes-Oxley Act (as associated rules and regulations), which are the subject of Section 3.10, Section 3.11 and Section 3.12.

3.24 Takeover Statutes.

(a) No “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation (collectively, “Takeover Statutes”) would reasonably be expected to restrict or prohibit this Agreement, the Amalgamation Agreement or the Transactions by reason of it being a party to this Agreement and the Amalgamation Agreement, or performing its obligations hereunder and thereunder and consummating the Amalgamation and the other Transactions.

3.25 Interested Party Transactions.

(a) There are no undisclosed transactions, Contracts, arrangements or understandings between: (i) it and any of its Subsidiaries, on the one hand, and (ii) any director, officer or employee of it or any Person (other than it or its Subsidiaries) which owns of record or beneficially any equity interest in it or any of its Subsidiaries, on the other hand, of the type that would be required to be disclosed under Item  404 of Regulation S-K of the SEC (each, an “Interested Party Transaction”).

3.26 Reserves.

(a) The insurance reserves for claims, losses (including incurred, but not reported, losses), loss adjustment expenses (whether allocated or unallocated) and unearned premiums of each of its Insurance Subsidiaries contained in its Statutory Statements: (i) were, except as otherwise noted in the applicable Statutory Statement, determined in all material respects in accordance with generally accepted actuarial standards consistently applied as in effect at such time, except as otherwise noted in the financial statements and notes thereto included in such Statutory Statements, (ii) were computed on the basis of methodologies consistent with those used in computing the corresponding reserves in prior fiscal years, except as otherwise noted in the financial statements and the notes thereto included in such Statutory Statements, and (iii) satisfied the requirements of all applicable Laws in all material respects.

(b) With respect to its Insurance Subsidiaries, it has provided or made available to the other party true and complete copies of: (i) all actuarial reports by independent external actuaries and (ii) all material internal actuarial reports, in each case, prepared on or after January 1, 2012 and prior to the date of this Agreement. The information and data furnished by it and its Insurance Subsidiaries to its actuaries in connection with the preparation of such actuarial reports were (i) obtained from the books and records of the relevant Insurance Subsidiary and (ii)  accurate in all material respects for the periods covered in such reports.

3.27 Insurance Policies. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (i) all property and liability insurance policies maintained by it and its Subsidiaries covering it and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid, (ii) neither it nor any of its Subsidiaries is in breach or default of any such insurance policies or has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or modification of any such insurance policies, and (iii) no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination or modification under such insurance policies.

3.28 Registration Statement; Joint Proxy Statement. None of the information supplied or to be supplied by it for inclusion or incorporation by reference in the registration statement on Form S-4 (such registration statement as it may be amended or supplemented and including any such amendments or supplements, the “Registration Statement”) to be filed with the SEC by the Amalgamated Company, Axis or PRE under the Securities Act, including the prospectus relating to the Amalgamated Company Share Issuance (as it may be amended or supplemented and including any such amendments or supplements, the “Prospectus”) and the joint proxy statement and form of proxies relating to the special meetings of the shareholders of PRE and Axis to be held, in the case of Axis, to consider the Axis Bye-Law Amendment and to consider and obtain the Requisite PRE Vote and the Requisite Axis Vote (each a “Shareholders Meeting”) (as it may be amended, supplemented or modified and including any such amendments or supplements, the “Joint Proxy Statement”), at the time the Registration Statement becomes effective or, in the case of the Joint Proxy Statement, at the date of mailing and at the date of the Axis Shareholders Meeting or the PRE Shareholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Registration Statement and Joint Proxy Statement, except for such portions thereof that relate only to PRE and its Subsidiaries or Axis and its Subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

3.29 Opinion of Financial Advisor.

(a) In the case of Axis, the Axis Board has received the opinion of its financial advisor, Goldman, Sachs & Co., dated January 25, 2015, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Axis Exchange Ratio is fair, from a financial point of view, to the holders of Axis Common Shares.

(b) In the case of PRE, the PRE Board has received the opinion of its financial advisor, Credit Suisse, dated January 25, 2015, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the PRE Exchange Ratio is fair, from a financial point of view, to the holders of PRE Common Shares.

3.30 Brokers or Finders. Other than, in the case of PRE, Credit Suisse and, in the case of Axis, Goldman, Sachs & Co., no agent, broker, investment banker, financial advisor is or will be entitled to any broker’s, finder’s or other similar commission or fee in connection with the Transactions based upon arrangements made by or on behalf of it or any of its Subsidiaries.

3.31 Reorganization. Neither it nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or has knowledge of any fact, agreement, plan or other circumstance, that would be reasonably likely to prevent or impede the Amalgamation from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.32 Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or complaint has been received, no order, judgment decree or injunction has been issued or is otherwise in effect, no penalty has been assessed, and no investigation, action, claim, suit or proceeding is pending or, to its Knowledge, is threatened with respect to it or any of its Subsidiaries (or any of their respective predecessors) that relates to any Environmental Law or Hazardous Substance; (ii) the Company and its Subsidiaries (and their respective predecessors) are and have at all times been in compliance with all Environmental Laws; and (iii) there are no liabilities or obligations of it or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for any such liability or obligation.

(b) Other than as does not identify any actual or potential material violation of or material liability under Environmental Law, there has been no environmental investigation, study, audit, test, review or other analysis conducted of which it has Knowledge in relation to its or its Subsidiaries’ current or prior business or any property or facility now or previously owned or leased by it or any of its Subsidiaries that has not been delivered to the other party at least five Business Days prior to the date hereof.

(c) The consummation of the transactions contemplated hereby require no filings to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act or the “Connecticut Property Transfer Law” (Sections 22a-134 through 22-134e of the Connecticut General Statutes).

3.33 No Other Representations or Warranties. Except in the case of fraud and except for the representations and warranties set forth in this Article III, PRE acknowledges and agrees that Axis is not and Axis acknowledges and agrees that PRE is not making, nor shall have been deemed to have made, any representation or warranty of any kind whatsoever, express or implied, at law or in equity, and PRE with respect to Axis and Axis with respect to PRE, disclaims any such representation or warranty.

ARTICLE IV

MUTUAL COVENANTS OF THE PARTIES

4.1 Preparation of Proxy Statement; Shareholder Meetings.

(a) As promptly as practicable following the date of this Agreement: (i) Axis and PRE shall jointly prepare and shall cause to be filed with the SEC the Joint Proxy Statement in preliminary form and (ii) PRE shall prepare, together with Axis, and cause to be filed with the SEC the Registration Statement in preliminary form, in which the Joint Proxy Statement will be included as a prospectus.

(b) Each of Axis and PRE shall use its reasonable best efforts to have the Joint Proxy Statement cleared by the SEC and the Registration Statement declared effective by the SEC as promptly as practicable after such filing and to maintain the effectiveness of the Registration Statement through the Effective Time. Each of Axis and PRE shall promptly furnish all information concerning it or its shareholders and their respective Affiliates to the other, including all information required by the Securities Act and the Exchange Act to be included therein, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Registration Statement and the Joint Proxy Statement. The Joint Proxy Statement and the Registration Statement shall include all information reasonably requested by such other party to be included therein. Each of PRE and Axis shall promptly correct any information provided by it for use in the Joint Proxy Statement or the Registration Statement, as applicable, if and to the extent such information shall have become false or misleading in any material respect. Each of Axis and PRE shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement and the Registration Statement received from the SEC, including any request from the SEC for amendments or supplements to the Registration Statement or Joint Proxy Statement or for additional information, and shall provide the other party with copies of all written correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of PRE and Axis shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Joint Proxy Statement and the Registration Statement and to resolve such comments with the SEC. Prior to filing the Registration Statement or mailing the Joint Proxy Statement or responding to any comments of the SEC with respect thereto, each of Axis and PRE shall: (i) provide the other with a reasonable opportunity to review and comment on such document or response or amendment or supplement as applicable (including the proposed final version of such document or response) and (ii) give due consideration to incorporating in such document or response any comments reasonably proposed by the other party. Each of Axis and PRE shall advise the other party, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Amalgamated Company Common Shares issuable in the Amalgamated

Company Share Issuance for offering or sale in any jurisdiction, and each of Axis and PRE shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Axis and PRE shall also use its reasonable best efforts to take any other action (other than qualifying to do business in any jurisdiction in which it is not so qualified on the date of this Agreement) required to be taken under any applicable securities Laws in connection with the Transactions, with respect to the issuance of Amalgamated Company Common Shares pursuant to the Amalgamated Company Share Issuance and the treatment of PRE Options, Axis Options, PRE SARs, PRE Other Share-Based Awards and Axis Other Share-Based Awards pursuant to Section 2.3, and PRE and Axis shall respectively furnish all information concerning PRE, the PRE Shareholders, Axis, the Axis Shareholders and holders of PRE Options, Axis Options, PRE SARs, PRE Other Share-Based Awards and Axis Other Share-Based Awards as may be reasonably requested in connection with any such action.

(c) If, at any time prior to the Effective Time, either PRE or Axis obtains Knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Joint Proxy Statement that would require any amendment or supplement to the Registration Statement or the Joint Proxy Statement so that any such document would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such party shall promptly advise the other party thereof and Axis and PRE shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the shareholders of the Axis and of PRE.

(d) Axis shall, in accordance with its Bye-Laws and applicable Law, as soon as practicable following the date the Registration Statement is declared effective by the SEC: (i) duly call, give notice of, convene and hold a meeting of the shareholders of Axis (the “Axis Shareholders Meeting”) within 55 days of such declaration of effectiveness for purposes of seeking and obtaining the approval of the Axis Bye-Law Amendment and the Requisite Axis Vote and (ii) in furtherance thereof, use its reasonable best efforts to cause the Joint Proxy Statement to be distributed to its shareholders within seven days of such declaration of effectiveness; provided, that, Axis may adjourn or postpone the meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to its shareholders. Without the prior written consent of PRE, no proposals other than the Axis Bye-Law Amendment, the Requisite Axis Vote and routine proposals required in connection therewith shall be included in the Joint Proxy Statement or transacted at the Axis Shareholders Meeting. Unless the Axis Board shall have made a Change of Recommendation, as permitted by Section 5.8(d), Axis shall: (A) use its reasonable best efforts to solicit or cause to be solicited from its shareholders proxies to secure the Axis Bye-Law Amendment and the Requisite Axis Vote, (B) include the Axis Board Recommendation in the Joint Proxy Statement and (C) take all other actions necessary or advisable to secure the Axis Bye-Law Amendment and the Requisite Axis Vote. Axis agrees that, unless this Agreement has been terminated in accordance with Section 7.1, its obligations pursuant to this Section 4.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Axis of any Acquisition Proposal with respect to Axis or by a Change of Recommendation by the Axis Board.

(e) PRE shall, in accordance with its Bye-Laws and applicable Law, as soon as practicable following the date the Registration Statement is declared effective by the SEC: (i) duly call, give notice of, convene and hold a meeting of the shareholders of PRE (the “PRE Shareholders Meeting”) within 55 days of such declaration of effectiveness for purposes of seeking and obtaining the Requisite PRE Vote and (ii) in furtherance thereof, use its reasonable best efforts to cause the Joint Proxy Statement to be distributed to its shareholders as soon as practicable within seven days of such declaration of effectiveness provided, that, PRE may adjourn or postpone the meeting to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to its shareholders. Without the prior written consent of Axis, no proposals other than the Requisite PRE Vote and routine proposals required in connection therewith shall be included in the Joint Proxy Statement or transacted at the PRE Shareholders Meeting. Unless the PRE Board shall have made a Change of Recommendation, as permitted by Section 5.8(d), PRE shall: (A) use its reasonable best efforts to solicit or cause to be solicited from its shareholders, in accordance with applicable Law, its Bye-Laws and the rules and regulations of the NYSE, proxies to secure the Requisite PRE Vote, (B) shall include the PRE Board Recommendation in the Joint Proxy Statement and (C) take all other actions necessary or advisable to secure the Requisite PRE Vote. PRE agrees that, unless this Agreement has been terminated in accordance with Section 7.1, its obligations pursuant to this Section 4.1 shall not be affected by the commencement, public proposal, public disclosure or communication to PRE of any Acquisition Proposal with respect to PRE or by a Change of Recommendation by the PRE Board.

(f) Axis and PRE shall use their commercially reasonable efforts to cause the Axis Shareholders Meeting and the PRE Shareholders Meeting to occur on the same date. Following the Shareholder Meetings and at or prior to the Closing, each of Axis and PRE shall deliver to the corporate secretary of the other party a certificate setting forth the voting results from its respective Shareholder Meeting. Each of PRE and Axis shall have the right to delay (with notice to the other party) the time of the applicable Shareholder Meeting to ensure that the Amalgamation vote at each Shareholder Meeting is taken, and the poll with respect to such vote is closed, simultaneously.

4.2 Access to Information; Confidentiality. Subject to applicable Law, each of PRE and Axis shall, and shall cause each of its respective Subsidiaries to, permit the other and its Representatives, during the period before the earlier of the termination of this Agreement pursuant to Article VII and the Effective Time, to: (i) have reasonable access for reasonable purposes related to the consummation of the Transactions, during normal business times and upon reasonable advance written notice, to the other party’s premises, properties, books, records, contracts and documents and (ii) promptly furnish to the other party such information concerning its business, personnel and prospects as such other party may reasonably request; provided, that, PRE, Axis and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; provided, further, that neither PRE nor Axis shall be obligated to provide such access or information if doing so could violate applicable Law or a Contract or obligation of confidentiality owing to a third party, or waive the protection of an attorney-client privilege or other legal privilege, in each case to the extent existing as of the date hereof (as long as PRE or Axis, as the case may be, has used commercially reasonable efforts to obtain the consent of any third party required thereunder). Information exchanged pursuant to this Section 4.2 shall be subject to the confidentiality agreement, dated January 17, 2015, between Axis and PRE (the “Confidentiality Agreement”). No investigation conducted under this Section 4.2 will affect or be deemed to modify any representation or warranty made in this Agreement, and PRE and Axis agree that the Confidentiality Agreement shall terminate immediately upon the Closing.

4.3 Filings; Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable on their part to consummate and make effective, in the most expeditious manner practicable and in any event prior to the End Date, the Amalgamation and the other Transactions, including: (i) the obtaining of all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Entities and the making of all other necessary registrations and filings, (ii) the obtaining of all consents, approvals or waivers from third parties that are necessary or desirable or required in connection with the Transactions and material to the business of Axis or PRE, as the case may be, (iii) the preparation of the Joint Proxy Statement and the Registration Statement, including the Prospectus, (iv) the execution and delivery of any additional instruments necessary to consummate any of the Transactions and (v) the providing of all such information concerning such party, its Affiliates and its Affiliates’ officers, directors, employees and partners as may reasonably be requested or necessary in connection with any statement, filing, action or application or any of the matters described in this Section 4.3.

(b) In furtherance and not in limitation of the foregoing, each of PRE and Axis agrees to make the appropriate initial application filings and notifications required by the Transaction Approvals as promptly as practicable after the date hereof, including in connection with approvals required pursuant to the HSR Act and filings and notifications with respect to the Bermuda Monetary Authority and Registrar. Subject to applicable Laws relating to the exchange of information, Axis and PRE shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all the information relating to Axis or PRE, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with this Agreement, the Amalgamation Agreement and the Transactions. In exercising the foregoing rights, each of Axis and PRE shall act reasonably and as promptly as practicable. None of PRE, Axis or any of their respective Affiliates shall permit any of their respective Representatives to participate in any meeting with any Governmental Entity (including any Insurance Regulator) in respect of any filings, investigation or other inquiry relating to this Agreement, the Amalgamation Agreement and the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity and applicable Laws, gives the other party the opportunity to attend and participate at such meeting.

(c) Subject to applicable Laws and as required by any Governmental Entity, Axis and PRE shall each keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other party with copies of non-routine notices or other communications received by Axis, PRE or any of their respective Affiliates, as the case may be, from any third party or any Governmental Entity with respect to the Transactions. If Axis or PRE receives a request for information or documentary material from any such Governmental Entity that is related to the Transactions, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response to such request. Axis and its Affiliates shall advise PRE, and PRE and its Affiliates shall advise Axis, prior to making or entering into any understandings, undertakings or agreements (oral or written) in connection with the Transactions with the Federal Trade Commission, the Department of Justice, any Insurance Regulator or any other Governmental Entity or any private party challenging the Transactions.

(d) In connection with subsections 4.3(a), 4.3(b) and 4.3(c) above: (i) neither party nor any of its Subsidiaries shall be required to sell, divest, hold separate, or otherwise dispose of any of its or its Subsidiaries respective businesses, product lines or assets, (ii) the Amalgamated Company and its Subsidiaries shall not be required to conduct the businesses of Axis and its Subsidiaries and PRE and its Subsidiaries, taken as a whole after giving effect to the Amalgamation in a specified manner and (iii) no party shall be required to agree to (A) take any of the actions set forth in clause (i) or (ii), (B) take any other action or (C) any restriction, limitation or condition that, in the case of any of clause (i), (ii) or this clause (iii), would or would reasonably be expected to have a Material Adverse Effect on the Amalgamated Company and its Subsidiaries (including Axis and its Subsidiaries and PRE and its Subsidiaries), taken as a whole after giving effect to the Amalgamation (such Material Adverse Effect, a “Regulatory Material Adverse Effect”).

4.4 Tax-Free Treatment. Each of the parties shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (i) cause the Amalgamation to constitute a “reorganization” under Section 368(a) of the Code, (ii) not take any action or fail to take any action required hereby that could reasonably be expected to prevent or impede the Amalgamation from qualifying as a reorganization within the meaning of Section 368(a) of the Code and (iii) to cooperate with one another in obtaining an opinion from Davis Polk & Wardwell LLP, counsel to PRE (“PRE’s Counsel”), as provided for in Section 6.2(d) and an opinion from Simpson Thacher & Bartlett LLP, counsel to Axis (“Axis’s Counsel”), as provided for in Section 6.3(d). In connection therewith, Axis and PRE shall execute and deliver officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by counsel, including in connection with any filing of the Registration Statement and the delivery of the opinions described in Section 6.2(d) and Section 6.3(d), for purposes of rendering opinions with respect to the tax treatment of the Amalgamation.

4.5 Public Announcements; Employee Communications. The initial press release following the execution of this Agreement shall be a joint press release by the parties. Except: (i) as required by applicable Law or requirements of the NYSE (and in that event only if time does not permit), (ii) with respect to any Change of

Recommendation by the Axis Board or the PRE Board that has occurred pursuant to Section 5.8, or (iii) in connection with any unsolicited Acquisition Proposal made to, or received by, PRE or Axis at any time following the date of this Agreement, at all times prior to the earlier of the Closing or termination of this Agreement pursuant to Section 7.1, Axis and PRE shall consult with each other before issuing, and shall give each other the opportunity to review and approve, any press release or other public statement or any broadly-distributed emails or memos to non-executive employees relating to this Agreement or any of the Transactions and shall (A) not issue any such press release or make such other public statement or comment or issue any such broadly-distributed emails or memos to non-executive employees prior to such review and subsequent approval and (B) include in such press release or other public statement or comment or in such broadly-distributed emails or memos to non-executive employees all comments reasonably proposed by the other party.

4.6 Section 16 Matters. Prior to the Effective Time, Axis and PRE shall take such steps as may be reasonably necessary or advisable to cause the respective dispositions or acquisitions of Axis Common Shares (including derivative securities thereof) and PRE Common Shares (including derivative securities thereof) resulting from the Transactions by each individual who is a director or officer of Axis or PRE (as the case may be) subject to Section 16 of the Exchange Act, or who will become subject to Section 16 of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.7 Notification of Certain Matters.

(a) PRE shall promptly notify Axis, and Axis shall promptly notify PRE, of: (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions, (ii) any communication from any Governmental Entity in connection with the Transactions, (iii) any Legal Actions threatened or commenced against or otherwise affecting PRE or any of its Subsidiaries (in the case of PRE) or Axis or any of its Subsidiaries (in the case of Axis) that are related to the Transactions (including any Legal Action brought by a shareholder of PRE or Axis, as applicable, in accordance with Section 4.7(b)) or (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause a Material Adverse Effect.

(b) PRE shall promptly advise Axis, and Axis shall promptly advise PRE, orally and in writing, of any Legal Action brought by any shareholder of PRE or Axis, either derivatively, individually or on behalf of a putative class of shareholders as applicable, against PRE or Axis or its respective directors or officers relating to this Agreement or the Transactions. Subject to Section 2.1(e) and (f), PRE shall give Axis, or Axis shall give PRE, as the case may be, the opportunity to participate, in any such Legal Action, including the defense or settlement of any Legal Action initiated by any shareholder of PRE or Axis, either derivatively, individually or on behalf of a putative class of shareholders as applicable, or any of its respective directors or officers relating to the Transactions, and no such settlement shall be agreed to without the prior written consent of Axis or PRE, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE V

ADDITIONAL COVENANTS OF THE PARTIES

5.1 Conduct of Operations of Axis and PRE. Except as required by applicable Law as otherwise expressly provided in this Agreement or as set forth in Section 5.1 of its Disclosure Letter, without the prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed, PRE and Axis shall, and shall cause each of its respective Subsidiaries to: (i) conduct its operations only in the ordinary course of business consistent with past practice and (ii) use its commercially reasonable efforts to maintain and preserve intact its business, maintain its Permits and to preserve the goodwill of its customers, cedents, reinsureds, retrocessionaires, reinsurance brokers, regulators, suppliers and other Persons with whom it has material business relationships. Without limiting the generality of the foregoing, from the date of this Agreement and until the Closing, and except as required by applicable Law, expressly provided in this

Agreement or set forth in Section 5.1 of its Disclosure Letter, PRE and Axis shall not, and shall not permit any of its respective Subsidiaries to, take any of the following actions, without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) Amend or propose to amend its Memorandum of Association or Bye-Laws (other than, in the case of Axis, the Axis Bye-Law Amendment) or other Organizational Documents (whether by merger, amalgamation, consolidation or otherwise) or waive any requirement thereof;

(b) Declare or pay, or propose to declare or pay, any dividends on or make other distributions in respect of any of its share capital, whether in cash, shares or property or any combination thereof, except for: (i) dividends paid by a direct or indirect wholly owned Subsidiary to it or its other wholly owned Subsidiaries and (ii) ordinary course quarterly cash dividends on PRE Common Shares and PRE Preferred Shares or Axis Common Shares and Axis Preferred Shares, as applicable, with record and payment dates consistent with past practice, provided, that, in the case of this clause (ii), (A) the quarterly cash dividends payable in respect of PRE Common Shares shall be permitted to increase to an amount not to exceed $0.70 per share per quarter, (B) the quarterly cash dividends payable with respect of the Axis Common Shares shall not be increased above $0.29 per share and (C) each of PRE and Axis shall be entitled to pay immediately prior to the Effective Time on PRE Common Shares and Axis Common Shares, respectively, for the quarter in which the Closing Date occurs a pro rata dividend for the period from the first day of such quarter until the day immediately preceding the Closing Date. Notwithstanding the foregoing or any other provisions of this Agreement to the contrary, PRE may declare and pay, and PRE agrees to declare and pay, a one-time extraordinary cash dividend to holders of record (collectively, the “Relevant Record Holders”) of PRE Common Shares immediately prior to the Effective Time (the “Conditional Dividend Record Date”) in the amount of $11.50 per PRE Common Share held by each such holder on the Conditional Dividend Record Date, which dividend (the “Conditional Extraordinary Dividend”) shall be declared prior to the PRE Shareholder Meeting, but shall only become payable, and such payment shall be conditioned, upon the occurrence of the Effective Time. The parties hereto agree that on and after the Effective Time (i) each Relevant Record Holder shall be entitled to receive the Conditional Extraordinary Dividend in respect of each PRE Common Share held by each such holder on the Conditional Dividend Record Date, in addition to any PRE Consideration that such Relevant Record Holder shall be entitled to receive in respect of each such PRE Common Share under the Agreement pursuant to the Amalgamation, (ii) each PRE Other Share-Based Award that is outstanding on the Conditional Dividend Record Date shall become entitled to receive the Conditional Extraordinary Dividend in respect of each PRE Common Share subject to such PRE Other Share-Based Award, subject to and in accordance with the terms of the applicable grant or award agreement (including, for the avoidance of doubt, that the number of Common Shares underlying each performance share unit award shall be determined as if the maximum performance were achieved), in addition to any PRE Consideration that such Relevant Record Holder shall be entitled to receive in respect of each such PRE Common Share under the Agreement pursuant to the Amalgamation, and (iii) the applicable exercise price or strike price of, and, if applicable, the number of shares underlying, each PRE Option and each PRE SAR shall be equitably adjusted, in accordance with the terms and conditions of the PRE Share Plans, to reflect the payment of the Conditional Extraordinary Dividend. For the sake of clarity, nothing in this paragraph and no action taken pursuant to this paragraph, shall give rise to any adjustment to the PRE Exchange Ratio or the Axis Exchange Ratio pursuant to Section 2.1(b) or (c), as the case may be;

(c) (i) Adjust, subdivide, consolidate or reclassify its share capital or issue, deliver or sell or authorize or propose the issuance, delivery or sale of any other securities in respect of, in lieu of or in substitution for, its share capital or that of its Subsidiaries, (ii) redeem, purchase or otherwise acquire, or offer to purchase, redeem or otherwise acquire, directly or indirectly, any shares or any securities convertible or exchangeable into or exercisable for any shares, (iii) grant any Person any right or option to acquire any shares, (iv) issue, deliver or sell (other than repurchases in the ordinary course pursuant to employee benefit plans or employment agreements, in each case in effect on the date hereof) any additional shares or any securities convertible or exchangeable into or exercisable for any shares or such securities or (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its share capital, other than, as may be applicable in each case: (A) the issuance of Axis Common Shares or PRE Common Shares required to be issued upon the exercise or settlement of share options or other equity-related awards outstanding on the date hereof under the Axis Share Plans or the PRE Share Plans, respectively, in effect on the date hereof (including any Axis Common Shares or PRE Common Shares issued for any associated payment of exercise price and/or withholding taxes and the purchase of PRE Common Shares under the Purchase Plans pursuant to Section 5.5(a)), (B) issuances, sales or transfers by a wholly owned Subsidiary of share capital, to it or another of its wholly owned Subsidiaries, and (C) grants of equity awards to its or its Subsidiaries’ employees in the amounts, and with the vesting schedule, set forth in Section 5.1(c) of its Disclosure Letter;

(d) Except as required under any Benefit Plan in effect as of the date of this Agreement: and except with respect to any bonuses accrued but unpaid as of December 31, 2014 pursuant to a Benefit Plan disclosed in Section 3.18(a) or Section 3.18(f) (i) grant or increase any severance, change in control, retention or termination payments or benefits or any equity or equity-based compensation to any of its Associates (except for equity awards pursuant to Section 5.1(c)(C) or set forth on Section 5.1 of the Disclosure Letter or granted in the ordinary course of business to non-employee directors and non-equity based compensation in the ordinary course of business with respect to employees who are not directors or executive officers), (ii) increase, or commit to increase, the compensation, bonus or benefits of any of its Associates (except for equity awards pursuant to Section 5.1(c)(C) and non-equity in the ordinary course of business with respect to employees who are not directors or executive officers), (iii) establish, adopt, terminate or amend any Benefit Plan or any benefit plan, agreement, program, policy, commitment or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement (other than routine changes to welfare plans), (iv) take any affirmative action to accelerate the vesting or payment of, or fund or in any other way secure the payment of, compensation or benefits under any Benefit Plan, (v) hire or promote any Associate, or (vi) terminate, without “cause,” any of its employees, in each case of (v) and (vi) other than in the ordinary course of business and consistent with past practice; provided, that upon notification of and consultation with the other party during the process, it may hire employees to fill a vacancy as a result of the termination of employment of an employee on the date of this Agreement so long as (A) such terminated employee’s aggregate annual compensation and benefits during 2014 were less than $500,000 (with applicable adjustments made for periods of employment of less than a full calendar year) and (B) such replacement employee’s aggregate annual compensation and benefits (with applicable adjustments made for periods of employment of less than a full calendar year) are not in excess of the compensation and benefits that were provided to the terminated employee during 2014 (with applicable adjustments made for periods of employment of less than a full calendar year);

(e) Acquire, by merger, amalgamation, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other Person or division thereof, or any substantial portion thereof, or (ii) sell, lease, assign, transfer, license, encumber, abandon or otherwise dispose of, or agree to sell, lease, assign, transfer, license, encumber, abandon or otherwise dispose of, any of its material assets, product lines, businesses, rights or properties (including capital stock or share capital of its Subsidiaries and indebtedness of others held by it and its Subsidiaries), other than as may be applicable in each case (A) transactions between it and any of its wholly owned Subsidiaries or transactions between any such wholly owned Subsidiaries, (B) the acquisition or disposition of Investment Assets in the ordinary course of business and in accordance with its Investment Guidelines, (C) acquisitions or dispositions, including in either case by lease or license, of immaterial or obsolete supplies, products, office equipment, furnishings, fixtures or other tangible assets (including software) in the ordinary course of business, and (D) the creation or incurrence of a Permitted Encumbrance;

(f) Establish, adopt or enter into any collective bargaining agreement or similar labor agreement;

(g) Make or authorize any capital expenditures individually in excess of $2,000,000;

(h) (i) Enter into, terminate, modify or amend in any material respect any Material Contract, (ii) enter into any new Ceded Reinsurance Contract except in the ordinary course of business consistent with past practice, (iii) enter into any Contract that would limit or otherwise restrict it or any of its Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict the Amalgamated Company or any of its Subsidiaries or any of their successors, from engaging or competing in any line of business, in any geographic area or with any Person in any material respect, (iv) enter into, modify or amend any Contract constituting or relating to an Interested Party Transaction, (v) enter into, modify or amend any Contract involving the assumption or insurance by it or any of its Subsidiaries of liabilities other than in material compliance with their existing risk management and underwriting policies, practices and guidelines, (vi) terminate, cancel, request any material change or waive any of its material rights in connection with any Material Contract, Ceded Reinsurance Contract or Real Property Lease or (vii) enter, to the extent material, any new lines of business, classes or any markets in which it and its Subsidiaries do not operate as of the date of this Agreement;

(i) Incur, assume, guarantee or prepay any indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of it or any of its Subsidiaries, or enter into any “keep well” or other agreement to maintain any financial condition of another Person, or enter into any swap or hedging transaction or other derivative agreements, other than: (i) indebtedness incurred under the PRE Credit Facilities (in the case of PRE) or the Axis Credit Facilities (in the case of Axis), as applicable, to support the insurance and reinsurance obligations of its Insurance Subsidiaries in the ordinary course of their business, including the replacement of existing or maturing letters of credit issued thereunder, (ii) any amendment or replacement of the PRE Credit Facilities or the Axis Credit Facilities (as the case may be) in connection with the Transactions, (iii) indebtedness for borrowed money among it and any of its wholly-owned Subsidiaries or among any of its wholly-owned Subsidiaries and (iv) any swap or hedging transaction or other derivative agreements entered into: (A) in the ordinary course of business in connection with Investment Assets and in accordance with its Investment Guidelines or (B) in the ordinary course of business in connection with its weather and commodities business;

(j) (i) Except as provided in Schedule 5.1(j) make any loans, advances or capital contributions to, or investments in, any other Person, other than to any of its wholly-owned Subsidiaries or (ii) make, forgive or discharge, in whole or in part, any loans or advances to any of its or its Subsidiaries’ current or former Associates;

(k) Change the accounting policies or procedures of it or any of its Subsidiaries, other than as required by changes in applicable Laws, GAAP, Regulation S-X of the SEC or Applicable SAP;

(l) Change any material method of Tax accounting, settle or compromise any audit or other proceeding relating to a material amount of Tax, make or change any material Tax election or file any material Tax Return (including any material amended Tax Return), agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Tax or surrender any right to claim any material Tax refund;

(m) Alter or amend in any material respect any existing underwriting, claim handling, loss control, investment, reserving or actuarial practice, guideline or policy or any material assumption underlying any reserves or actuarial practice or policy, except as may be required by GAAP, Applicable SAP or applicable Laws;

(n) Settle or compromise, or offer to do the same, any Legal Action, in each case made or pending against, or made by or contemplated to be made by, as applicable, it or any of its Subsidiaries, or any of their officers and directors in their capacities as such, other than the settlement of any Legal Actions that: (i) is solely for monetary damages for an amount not to exceed $500,000 for any such settlement individually or $2,000,000 in the aggregate, or (ii) is in the ordinary course for claims under Policies and Reinsurance Contracts within applicable policy or contractual limits;

(o) Acquire or dispose of any Investment Assets in any manner inconsistent with its Investment Guidelines;

(p) Amend, modify or otherwise change its Investment Guidelines in any material respect;

(q) Adopt or enter into any plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of it or any of its Subsidiaries;

(r) Cancel any material indebtedness or waive any claims or rights of material value, in each case other than in the ordinary course of business;

(s) Abandon, modify, waive or terminate any material Permit; or

(t) Agree, authorize or commit to do any of the foregoing.

5.2 Bermuda Required Actions. Prior to the Effective Time: (i) PRE shall: (a) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers; and (b) prepare a duly certified copy of the PRE shareholder resolutions evidencing the Requisite PRE Vote and deliver such documents to Axis; and (ii) Axis shall: (a) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers; and (b) prepare a duly certified copy of the Axis shareholder resolutions evidencing the Requisite Axis Vote and deliver such documents to PRE.

5.3 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, subject to applicable Law, the Amalgamated Company shall indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of PRE and its Subsidiaries and Axis and its Subsidiaries (collectively, the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments that are paid in settlement of or in connection with any Legal Action based or arising, in whole or in part, or such Indemnified Party’s service as an officer or director of PRE, Axis or any of their respective Subsidiaries prior to the Effective Time, whether asserted or claimed prior to, at or after, the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) to the fullest extent provided or permitted under PRE’s Organizational Documents and Axis’s Organizational Documents (as the case may be) and any indemnification agreement entered into between PRE or any of its Subsidiaries and such Indemnified Party, or Axis or any of its Subsidiaries and such Indemnified Party, in each case as in effect as of the date of this Agreement.

(b) The Amalgamated Company shall, at the Effective Time, purchase, a “tail” directors’ and officers’ liability insurance policy, for PRE’s and its Subsidiaries’ present and former directors and officers and Axis’s and its Subsidiaries’ present and former directors and officers who are covered prior to the Effective Time by existing policies of directors’ and officers’ liability insurance, with coverage for six years following the Effective Time and on other terms that provide at least substantially equivalent benefits to the covered persons as such existing policies. If such prepaid “tail policy” has been obtained by the Amalgamated Company, it shall be deemed to satisfy all obligations pursuant to this Section 5.3(b) and the Amalgamated Company shall use its reasonable best efforts to cause such “tail policy” to be maintained in full force and effect for its full term and to honor all of its obligations thereunder.

(c) If the Amalgamated Company or any of its respective successors or assigns: (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, the Amalgamated Company or any of its respective successors and assigns, as applicable, shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 5.3.

(d) This Section 5.3 is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Party may have by Contract, applicable Law or otherwise.

5.4 NYSE Listing. Axis and PRE shall use their respective reasonable best efforts to cause the Amalgamated Company Common Shares issuable pursuant to the Amalgamated Company Share Issuance to be approved for listing on the NYSE, subject to official notice of issuance, at the Closing.

5.5 Employees and Employee Benefits.

(a) Prior to the Effective Time, PRE shall take all actions necessary or required under the ESPP and SSPP (together, the “Purchase Plans”) and any applicable Laws to: (i) ensure that no offering period shall be authorized or commenced on or after the date of this Agreement, (ii) no PRE employees will be permitted to begin participating in the Purchase Plans, and no existing participants in the Purchase Plans will be permitted to make additional deferrals or increase elective deferral rates in respect of the current offering period under such Purchase Plan, in each case, on or after the date of this Agreement and (iii) if the Closing shall occur prior to the end of the offering period in existence under the respective Purchase Plan, on the date of this Agreement, cause the rights of participants in such Purchase Plan, as applicable, with respect to any such offering period then underway to be determined by treating the last Business Day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under such Purchase Plan. PRE shall terminate each Purchase Plan in its entirety effective as of the Effective Time. Prior to the Effective Time, PRE shall take all actions (including, if appropriate, amending the terms of the Purchase Plans) that are necessary to give effect to the transactions contemplated by this Section 5.5.

(b) With respect to any employee benefit plan maintained by the Amalgamated Company or any of its Affiliates in which any Continuing Employee becomes a participant, such Continuing Employee shall receive full credit for purposes of eligibility to participate and vesting thereunder (but not for purposes of benefit accrual or vesting of equity compensation) for service with Axis or PRE or any of their respective Subsidiaries (or predecessor employers to the extent Axis or PRE provides such past service credit) to the same extent that such service was recognized as of the Effective Time under a comparable plan of the applicable entity in which the Continuing Employee participated.

5.6 Stock Exchange Delisting. Axis and PRE shall use their reasonable best efforts to cause the PRE Common Shares and the Axis Common Shares to be de-listed from the NYSE and deregistered under the Exchange Act promptly following the Effective Time.

5.7 Financing. In the event that the parties mutually determine that it is desirable to obtain new credit facilities and/or obtain amendments or waivers under any of the parties’ existing credit facilities or other existing financing arrangements in connection with the Transactions (the “Financing”), the parties shall, and shall cause each of their respective Subsidiaries to, use commercially reasonable efforts to cooperate with each other and to cause their respective directors, officers, employees, agents and representatives to cooperate in connection with the arrangement and consummation of the Financing; provided that: (i) such requested cooperation does not unreasonably interfere with the ongoing operations of a party and its Subsidiaries prior to the Effective Time, and (ii) no party or any of its Subsidiaries shall be required to incur any financial liability under the Financing prior to the Effective Time unless any such liability is contingent upon the occurrence of the Closing and otherwise not material to Axis, PRE and their respective Subsidiaries.

5.8 Acquisition Proposals.

(a) Subject to Section 5.8(c) through Section 5.8(h), each of Axis and PRE agrees that, from the date of this Agreement until the Effective Time or, if earlier, the date of termination of this Agreement in accordance with Article VII, neither it nor any of its Subsidiaries shall, and it shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents, investment bankers, attorneys, accountants and other representatives (“Representatives”) not to, directly or indirectly: (i) initiate, solicit or take any action to knowingly facilitate or knowingly encourage any inquiries or requests for information with respect to, the making of, or that could reasonably be expected to result in, an Acquisition Proposal, (ii) enter into, participate or engage in any negotiations concerning, or provide any non-public information or data relating to it or any of its Subsidiaries to any Person or afford access to the resources, properties, assets, books or records of it or any of its Subsidiaries to any Peron relating to, in connection with, or in response to an Acquisition Proposal, or any inquiry or indication of interest that could reasonably expected to result in an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger or amalgamation agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal (each an “Acquisition Agreement”), (v) terminate, amend, release, modify or fail to enforce any provision (including any standstill or other provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement (including an Acceptable Confidentiality Agreement) or obligations of any Person (other than in respect of Axis or PRE, as the case may be) or (vi) propose publicly or commit, authorize or agree to do any of the foregoing relating to any Acquisition Proposal.

(b) Subject to Section 5.8(c) through Section 5.8(h), prior to the Closing, neither the Axis Board or the PRE Board nor any committee thereof shall, directly or indirectly: (i) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in a manner adverse to the other party, the Axis Board Recommendation (in the case of Axis) or the PRE Board Recommendation (in the case of PRE), (ii) approve, adopt, recommend or declare advisable, or publicly propose to approve, adopt, recommend or declare advisable, any Acquisition Proposal, (iii) if a tender offer or exchange offer for any issued and outstanding shares of Axis or PRE (as the case may be) is commenced prior to obtaining the respective Requisite Axis Vote or Requisite PRE Vote, fail to recommend against acceptance of such tender offer or exchange offer by its respective shareholders (including, for these purposes, by taking no position or a neutral position in respect of the acceptance of such tender offer or exchange offer by its shareholders, which shall be deemed to be a failure to recommend against the acceptance of such tender offer or exchange offer) within five Business Days after commencement thereof (or in the event of a change in the terms of the tender offer or exchange offer, within five Business Days of the announcement of such changes), or (iv) fail to include the Axis Board Recommendation (in the case of Axis) or PRE Board Recommendation in the (in the case of PRE) in the Joint Proxy Statement (any action described in clauses (i)-(iv) above being referred to as a “Change of Recommendation”).

(c) Notwithstanding the limitations set forth in Section 5.8(a) and Section 5.8(b), until the earlier of receipt of the Requisite Axis Vote (in the case of Axis) or the Requisite PRE Vote (in the case of PRE) and any termination of this Agreement pursuant to Section 7.1, if after the date of this Agreement, Axis or PRE, as the case may be, receives a written unsolicited bona fide Acquisition Proposal that the Axis Board (in the case of Axis) or the PRE Board (in the case of PRE) has determined in good faith, after consultation with its outside legal counsel and financial advisors: (i) constitutes a Superior Proposal or (ii) would reasonably be likely to result in a Superior Proposal, then the party receiving such Acquisition Proposal may: (A) furnish or disclose nonpublic information to the Person making such Acquisition Proposal if, prior to furnishing such information, such party receives from the third party an executed Acceptable Confidentiality Agreement and (B) engage in discussions or negotiations with such Person with respect to such Acquisition Proposal, in each case only if the Axis Board or the PRE Board (as the case may be) determines in good faith, after consultation with its outside legal counsel that failure to do so would violate the respective fiduciary duties of the Axis Board or the PRE Board (as the case may be) under applicable Law.

(d) Notwithstanding anything in this Agreement to the contrary, the Axis Board or the PRE Board, at any time prior to the receipt of the Requisite Axis Vote (in the case of Axis) or the Requisite PRE Vote (in the case of PRE), in response to the receipt of a written unsolicited bona fide Acquisition Proposal made or received after the date of this Agreement, shall be permitted to effect a Change of Recommendation, if: (A) the Axis Board or the PRE Board (as the case may be) determines in good faith, after consultation with its outside legal counsel and financial advisors, that: (i) failure to make such Change of Recommendation would violate the respective fiduciary duties of the Axis Board or the PRE Board (as the case may be) under applicable Law and

(ii) such Acquisition Proposal constitutes a Superior Proposal; provided, that, the PRE Board or the Axis Board (as the case may be) shall not be permitted to make such a Change of Recommendation unless and until (1) at least five Business Days shall have passed following the PRE Board’s or the Axis Board’s respective receipt of a written notice from the party receiving the Superior Proposal (the “Superior Proposal Notice”) that includes such party’s reasons for the Change in Recommendation and the material terms and conditions of any Superior Proposal (including the identity of the party making such proposal and its financing sources (if applicable), the most current version of the proposed agreement relating thereto and any agreement relating to such financing) that is the basis of the proposed Change of Recommendation (it being understood and agreed that any amendment to the financial or other material terms (including the form or allocation of consideration) of such Superior Proposal shall require a new Superior Proposal Notice and a new five Business Day period during which PRE or Axis (as applicable) shall comply with the terms of this Section 5.8), (2) during such five Business Day period (x) the Axis Board or the PRE Board, as applicable, shall have provided the other party with a reasonable opportunity to make any adjustments to the terms and conditions of this Agreement and the Transactions so that such Acquisition Proposal ceases to be a Superior Proposal and shall negotiate with such party in good faith with respect thereto, and (y) the Axis Board or the PRE Board, as applicable, shall have determined in good faith at the end of such notice period and, after considering the results of such negotiations and the revised proposals made by the other party, if any, and after consultation with its outside legal counsel and financial advisor that the Superior Proposal, giving rise to such Superior Proposal Notice, continues to be a Superior Proposal and that the failure to make such a Change in Recommendation would violate its fiduciary duties under applicable Laws, and (3) the PRE Board or the Axis Board, as the case may be, which is effecting such Change in Recommendation has not materially breached its obligations under this Section 5.8.

(e) Notwithstanding any Change of Recommendation or anything contained in this Agreement: (i) PRE or Axis, as the case may be, shall call, give notice of, convene and hold the PRE Shareholders Meeting or Axis Shareholders Meeting (as applicable) for the purpose of obtaining the Requisite PRE Vote or Requisite Axis Vote (as applicable), and nothing contained herein shall relieve PRE or Axis, as the case may be, of such obligation, and such obligation shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to PRE or Axis of any Acquisition Proposal, as the case may be, (ii) the Joint Proxy Statement and any and all accompanying materials may include appropriate disclosure with respect to such Change of Recommendation if and to the extent the PRE Board or the Axis Board, as the case may be, determines after consultation with outside legal counsel that the failure to include such disclosure would violate applicable Laws and (iii) neither PRE or Axis shall take any action knowingly to facilitate such Acquisition Proposal including without limitation in connection with any approvals, except as required by applicable Law.

(f) Each of Axis and PRE agrees that it and its Subsidiaries shall immediately cease and cause to be terminated any existing activities, solicitations, discussions or negotiations, if any, with any Person or its Representatives (other than the parties and their respective Representatives) conducted prior to the date of this Agreement with respect to any Acquisition Proposal, and shall request that any such Person (together with its Representatives) that has executed a confidentiality agreement in connection with an Acquisition Proposal with it or any of its Subsidiaries within the 24-month period prior to the date hereof and that is in possession of confidential information heretofore furnished by or on behalf of it or its Subsidiaries, to return or destroy such information as promptly as practicable, (ii) immediately take all steps necessary (to the extent reasonably possible)to terminate any approval under any confidentiality, “standstill” or similar provision that may have been heretofore given by Axis or PRE to any Person to make an Acquisition Proposal and (iii) take the necessary steps to promptly inform its and its Subsidiaries’ Representatives of the obligations undertaken in this Section 5.8.

(g) From and after the date of this Agreement, each of Axis and PRE shall promptly orally notify the other party of any request for information or any inquiries, proposals or offers relating to an Acquisition Proposal indicating, in connection with such notice, the name of such Person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers (including the identity of the party making such proposal and its financing sources (if applicable), the most current version of the proposed agreement relating thereto and any agreement relating to such financing) and each of Axis and PRE shall provide to the other party written notice of any such inquiry, proposal or offer within 24 hours of such event and copies of any written or electronic correspondence to or from any Person making an Acquisition Proposal. Each of Axis and PRE shall keep the other party informed orally, as soon as is reasonably practicable, of the status of any Acquisition Proposal, including with respect to the status and terms of any such proposal or offer and whether any such proposal or offer has been withdrawn or rejected and each of Axis and PRE shall provide to the other party written notice of any such withdrawal or rejection and copies of any written proposals or requests for information within 24 hours. Each of Axis and PRE also agrees to provide any information to the other party (not previously provided to the other party) that it is providing to another Person pursuant to this Section 5.8 at substantially the same time it provides such information to such other Person. All information provided to Axis or PRE under this Section 5.8 shall be kept confidential by the receiving party in accordance with the terms of the Confidentiality Agreement.

(h) Nothing contained in this Agreement shall prevent the Axis Board or the PRE Board, as the case may be, from complying with its disclosure obligations to the Axis Shareholders or the PRE Shareholders, respectively, contemplated by Rule 14d-9, 14e-2 or Item 1012(a) of Regulation M-A under the Exchange Act.

5.9 Approvals.

(a) Other than the Requisite Axis Vote and Requisite PRE Vote, each of the parties agree to obtain all requisite board of directors, shareholder and member approvals, to the extent not obtained prior to the date of this Agreement, required to be obtained to consummate the Transactions.

(b) Each of Axis and PRE shall fulfill its obligations, and shall cause each of its Subsidiaries to fulfill each of their respective obligations, to inform and consult, under applicable Law, with any employee representative bodies (including any unions, labor organizations or works councils) which represent employees affected by the Transactions.

ARTICLE VI

CONDITIONS

6.1 Conditions to the Obligations of Each Party. The obligation of each party to consummate the Transactions shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Shareholder Approval. Axis shall have obtained the Requisite Axis Vote in accordance with its Bye-Laws and applicable Law, and PRE shall have obtained the Requisite PRE Vote in accordance with its Bye-Laws and applicable Law.

(b) NYSE Listing. The Amalgamated Company Common Shares that are to be issued pursuant to the Amalgamated Company Share Issuance shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Transaction Approvals. All Transaction Approvals shall have been filed, have occurred or been obtained and shall be in full force and effect or the waiting periods applicable thereto shall have terminated or expired, in each case, without any Regulatory Material Adverse Effect.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) No Injunctions or Restraints. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that restrain, enjoin or otherwise prohibit consummation of the Amalgamation or the other Transactions.

6.2 Conditions to Obligations of PRE. The obligations of PRE to consummate the Transactions shall be subject to the satisfaction of the following conditions unless waived by PRE on or prior to the Closing Date:

(a) Representations and Warranties. (i) The representations and warranties of Axis set forth in Section 3.2(a) (Capitalization) shall be true and correct in all respects, except for de minimis inaccuracies, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date); (ii) the representations and warranties of Axis set forth in Section 3.2(b)-3.2(g) (Capitalization), Section 3.3 (Corporate Authorization), Section 3.5 (Enforceability), Section 3.9 (Vote Required), Section 3.13(ii)-(iii) (Absence of Certain Changes), Section 3.24 (Takeover Statutes) and Section 3.30 (Brokers and Finders), that are not qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects, and all of such representations that are so qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all respects, in each case as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (iii) the representations and warranties contained in Section 3.13(iv) shall be true and correct in all respects and (iv) the other representations and warranties of Axis set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Material Adverse Effect” qualifications contained therein, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties to be true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of Axis. Axis shall have performed or complied in all material respects with all obligations and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Certification. PRE shall have received a certificate signed on behalf of Axis by the Chief Executive Officer or the Chief Financial Officer of Axis, certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(f) have been satisfied.

(d) Opinion of Tax Counsel. PRE shall have received a written tax opinion from PRE’s Counsel, in form and substance reasonably satisfactory to Axis, dated as of the Closing Date, to the effect that for U.S. federal income tax purposes, the Amalgamation will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, PRE’s Counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of PRE and Axis.

(e) Post-Closing Directors. All required actions shall have been taken such that, immediately following the Effective Time, the PRE Board Designees shall be appointed, and entitled to serve, as Post-Closing Directors of the Amalgamated Company.

(f) No Axis Material Adverse Effect. Since the date of this Agreement there shall not have been any effect, change, event or occurrence that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to Axis.

(g) A.M. Best Rating. Each of Axis’s Insurance Subsidiaries domiciled in Bermuda will have a Financial Strength Rating of at least “A-” from A.M. Best Company, Inc.

6.3 Conditions to Obligations of Axis. The obligations of Axis to consummate the Transactions shall be subject to the satisfaction of the following conditions unless waived by Axis on or prior to the Closing Date:

(a) Representations and Warranties. (i) Each of the representations and warranties of PRE set forth in Section 3.2(a) (Capitalization) shall be true and correct in all respects, except for de minimis inaccuracies, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date); (ii) the representations and warranties of PRE set forth in Section 3.2(b)-3.2(g) (Capitalization), Section 3.3 (Corporate Authorization) Section 3.5 (Enforceability), Section 3.9 (Vote Required), Section 3.13(ii)-(iii) (Absence of Certain Changes), Section 3.24 (Takeover Statutes) and Section 3.30 (Brokers and Finders), that are not qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all material respects, and all of such representations that are so qualified by “materiality” or “Material Adverse Effect” shall be true and correct in all respects, in each case as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (iii) the representations and warranties contained in Section 3.13(iv) shall be true and correct in all respects and (iv) the other representations and warranties of PRE set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Material Adverse Effect” qualifications contained therein, as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of such representations and warranties to be true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of PRE. PRE shall have performed or complied in all material respects with all obligations and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Certification. Axis shall have received a certificate signed on behalf of PRE by the Chief Executive Officer or the Chief Financial Officer of PRE, certifying that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(e) have been satisfied.

(d) Opinion of Tax Counsel. Axis shall have received a written opinion from Axis’s Counsel, in form and substance reasonably satisfactory to PRE, dated as of the Closing Date, to the effect that for U.S. federal income tax purposes the Amalgamation will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Axis’s Counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of PRE and Axis.

(e) Post-Closing Directors. All required actions shall have been taken such that, immediately following the Effective Time, the Axis Board Designees shall be appointed, and entitled to serve, as Post-Closing Directors of the Amalgamated Company.

(f) No PRE Material Adverse Effect. Since the date of this Agreement there shall not have been any effect, change, event or occurrence that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect with respect to PRE.

(g) A.M. Best Rating. Each of PRE’s Insurance Subsidiaries domiciled in Bermuda will have a Financial Strength Rating of at least “A-” from A.M. Best Company, Inc.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Axis and PRE by action of their respective boards of directors;

(b) by either Axis or PRE if there shall be any Law that makes consummation of the Transactions illegal or otherwise prohibited, or if any Order enjoins, restrains or otherwise prohibits Axis or PRE from consummating the Transactions and such Order shall have become final and nonappealable provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose failure to comply in any material respect with any covenant or obligation under this Agreement has primarily caused the issuance of any such Order;

(c) by either Axis or PRE if the Transactions shall not have been consummated on or prior to one year from the date hereof (the “End Date”); provided, that, the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply in any material respect with any covenant or obligation under this Agreement has primarily contributed to the failure of the Transactions to occur on or before the End Date;

(d) by Axis prior to obtaining the Requisite PRE Vote: (A) (i) if the PRE Board shall effect a Change of Recommendation, or (ii) if after the date hereof an Acquisition Proposal with respect to PRE was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal) and the PRE Board fails to reaffirm publicly the PRE Board Recommendation within five Business Days after receipt of a written request from Axis to do so (other than in connection with a tender offer or exchange offer contemplated by Section 5.8(b)(iii)), or (iii) the PRE Board publicly announces an intention to take any of the foregoing actions; or (B) PRE has materially breached its obligations under Section 4.1(e) or Section 5.8;

(e) by PRE prior to obtaining the Requisite Axis Vote: (A) (i) if the Axis Board shall effect a Change of Recommendation, or (ii) if after the date hereof an Acquisition Proposal with respect to Axis was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal) and the Axis Board fails to reaffirm publicly the Axis Board Recommendation within five Business Days after receipt of a written request from PRE to do so (other than in connection with a tender offer or exchange offer contemplated by Section 5.8(b)(iii)), or (iii) the Axis Board publicly announces an intention to take any of the foregoing actions; or (B) Axis has materially breached its obligations under Section 4.1(d) or Section 5.8;

(f) by Axis or PRE if at the PRE Shareholders Meeting (including any adjournment or postponement thereof) the Requisite PRE Vote shall not have been obtained;

(g) by Axis or PRE if at the Axis Shareholders Meeting (including any adjournment or postponement thereof) the Requisite Axis Vote shall not have been obtained; or

(h) by Axis or PRE if there shall have been a breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the failure of one or more of the conditions set forth in Section 6.2(a) or 6.2(b) (in the case of a breach by Axis) or Section 6.3(a) or 6.3(b) (in the case of a breach by PRE) to be satisfied on or prior to the End Date, and such breach shall not be capable of being cured or shall not have been cured within 30 Business Days after detailed written notice thereof shall have been received by the party alleged to be in breach.

7.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement, except for the provisions of the second sentence of Section 4.2, this Section 7.2 and Sections 8.2 through 8.12, shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders with respect thereto. Notwithstanding the foregoing, nothing in this Section 7.2 shall relieve any party to this Agreement of liability for fraud or any willful and intentional breach of any provision of this Agreement and, if it shall be judicially determined that termination of this Agreement was caused by a willful and intentional breach of this Agreement, then, in addition to other remedies at law or equity for a willful and intentional breach of this Agreement, the party so found to have willfully and intentionally breached this Agreement shall indemnify and hold harmless the other parties for their respective reasonable out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement, including related severance costs and expenses. and related documentation and shareholders’ meetings and consents (collectively, “Costs”), provided, however, that, upon payment by Axis or PRE of the Termination Fee in full, such party shall no longer be required to indemnify and hold harmless the other parties for their respective Costs pursuant to this Section 7.2(a). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

(b) If this Agreement is terminated by Axis for any reason pursuant to Section 7.1(d), then PRE will, within three Business Days following any such termination, pay to Axis or its designee in cash by wire transfer in immediately available funds to an account designated by Axis a termination fee in an amount equal to $280,000,000 (the “Termination Fee”).

(c) If this Agreement is terminated for any reason by PRE pursuant to Section 7.1(e), then Axis will, within three Business Days following any such termination, pay to PRE or its designee in cash by wire transfer in immediately available funds to an account designated by PRE the Termination Fee.

(d) If either party terminates this Agreement pursuant to Section 7.1(f) because the Requisite PRE Vote has not been obtained (and, if Axis is the terminating party, the Requisite Axis Vote has not been taken yet or has already been obtained), then PRE shall, as promptly as reasonably practicable (and in any event within three Business Days following such termination), pay to Axis, by wire transfer in immediately available funds, an amount equal to $55,000,000 (the “No Approval Fee”); provided that if: (i) an Acquisition Proposal in respect of PRE was publicly announced or disclosed (or any Person shall have publicly announced an intention to make an Acquisition Proposal in respect of PRE) prior to the PRE Shareholders’ Meeting at which the Requisite PRE Vote (including any adjournment or postponement thereof) was not obtained, and (ii) PRE, within 12 months after the date of such termination, enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then PRE will, prior to the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, also pay to Axis or its designee, in cash by wire transfer in immediately available funds to an account designated by Axis, the Termination Fee less the No Approval Fee.

(e) If either party terminates this Agreement pursuant to Section 7.1(g) because the Requisite Axis Vote has not been obtained (and, if PRE is the terminating party, the Requisite PRE Vote has not been taken yet or has already been obtained), then Axis shall, as promptly as reasonably practicable (and in any event within three Business Days following such termination), pay to PRE, by wire transfer in immediately available funds, the No Approval Fee; provided that if: (i) an Acquisition Proposal in respect of Axis was publicly announced or disclosed (or any Person shall have publicly announced an intention to make an Acquisition Proposal in respect of Axis) prior to the Axis Shareholders’ Meeting at which the Requisite Axis Vote (including any adjournment or postponement thereof) was not obtained, and (ii) Axis, within 12 months after the date of such termination, enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then Axis will, prior to the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, also pay to PRE or its designee, in cash by wire transfer in immediately available funds to an account designated by PRE, the Termination Fee less the No Approval Fee.

(f) If this Agreement is terminated by PRE for any reason pursuant to Section 7.1(h) or Section 7.1(c) (i) following the public announcement or disclosure of an Acquisition Proposal in respect of Axis or the intention by any Person to make such an Acquisition Proposal and (ii) within 12 months after the date of such termination pursuant to Section 7.1(h) or Section 7.1(c), Axis enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then Axis will, upon the earlier to occur of the entering into such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement and the consummation of such

Business Combination, pay to PRE or its designee, in cash by wire transfer in immediately available funds to an account designated by PRE, the Termination Fee.

(g) If this Agreement is terminated by Axis for any reason pursuant to Section 7.1(h) or Section 7.1(c) (i) following the public announcement or disclosure of an Acquisition Proposal in respect of PRE or the intention by any Person to make such an Acquisition Proposal and (ii) within 12 months after the date of such termination pursuant to Section 7.1(h) or Section 7.1(c), PRE enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then PRE will, upon the earlier to occur of the entering into such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement and the consummation of such Business Combination, pay to Axis or its designee, in cash by wire transfer in immediately available funds to an account designated by Axis, the Termination Fee.

(h) For the purposes of this Section 7.2, “Business Combination” means: (i) a merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving Axis, in the case of Axis, or PRE in the case of PRE, as a result of which the shareholders of Axis or the shareholders of PRE, as applicable, prior to such transaction in the aggregate cease to own more than 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate entity thereof), (ii) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 50% voting or economic interest in Axis or PRE, as applicable, or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 50% of the consolidated assets (including stock of the respective Subsidiaries of Axis or PRE, as applicable), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of Axis and its Subsidiaries, taken as a whole, or PRE and its Subsidiaries, taken as a whole, as applicable.

(i) The parties acknowledge and agree that in no event shall a party be required to pay the Termination Fee on more than one occasion. In the event the Termination Fee is paid to a party in accordance with this Section 7.2, such payment shall be the sole and exclusive remedy of such party and its Subsidiaries, shareholders and Representatives against the other party or any of its Subsidiaries, shareholders and Representatives with respect to the termination, event or breach giving rise to that payment, except in the case of fraud or any willful or intentional breach of any provision of this Agreement.

(j) Upon any termination of this Agreement in circumstances where the Termination Fee or the No Approval Fee is payable, the party liable to pay the Termination Fee or the No Approval Fee (as applicable) shall, in addition to payment of the Termination Fee or the No Approval Fee (as applicable) reimburse the other party and its Affiliates (by wire transfer of immediately available funds), no later than three Business Days after such termination, for 100% of their out-of-pocket fees, costs, obligations owed to third parties and expenses (including reasonable fees and expenses of their counsel) actually incurred by any of them in contemplation of, in connection with or in any way relating to the consideration, negotiation or implementation of this Agreement or the Transactions and other actions contemplated hereby in an amount not to exceed $35,000,000.

Axis and PRE each acknowledge that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither party would enter into this Agreement. Accordingly, if the either Axis or PRE (the “Defaulting Party”) fails promptly to pay any amount due to the other pursuant to this Section 7.2, it shall also pay any costs and expenses incurred by the other party in connection with a legal action to enforce this Agreement that results in a judgment against Defaulting Party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

7.3 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after receipt of the Requisite PRE Vote or the Requisite Axis Vote, but after any such approval, no amendment shall be made which by Law requires further approval or authorization by the shareholders of PRE or Axis without such further approval or authorization. This Agreement may not be amended except by an instrument or instruments in writing signed and delivered by an authorized representative of each of the parties.

7.4 Extension; Waiver. At any time prior to the Effective Time, Axis (with respect to PRE) and PRE (with respect to Axis) by action taken or authorized by their respective boards of directors, may, to the extent legally allowed (i) extend the time for the performance of any of the obligations or other acts of such other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement or in any document delivered pursuant to this Agreement. Any agreement by a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. No delay by any party in exercising any right hereunder shall operate as a waiver of such right, nor shall any waiver by any party of any such right nor any single or partial exercise of any such right preclude any further exercise of such right or the exercise of any other such right.

ARTICLE VIII

MISCELLANEOUS

8.1 Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for those covenants and agreements contained in this Agreement and such other instruments that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article VIII.

8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing (including electronic mail transmission, so long as a receipt of such email is requested and received) and shall be given and shall be deemed given upon receipt if delivered personally, telecopied (delivery of which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties (delivery of which is confirmed) or by registered or certified mail (postage paid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Axis:

Axis Capital Holdings Limited

92 Pitts Bay Road

Pembroke, HM 08

Bermuda

Attention:     Richard T. Gieryn, Jr.

                       General Counsel

Facsimile:     (441) 496-2600

Email:           richard.gieryn@axiscapital.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:     Gary I. Horowitz

                       Patrick J. Naughton

Facsimile:     (212) 455-2502

Email:           ghorowitz@stblaw.com

                       pnaughton@stblaw.com

(b) if to PRE:

PartnerRe Ltd.

Wellesley House South, 90 Pitts Bay Road

Pembroke HM 08, Bermuda

Attention:     Marc Wetherhill / Chief Legal Counsel

Facsimile:     +1 441 292 3060

Email:           marc.wetherhill@partnerre.com

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:     Phillip R. Mills

Facsimile:    (212) 701-5800

Email:           phillip.mills@davispolk.com

8.3 Interpretation.

(a) When a reference is made in this Agreement to an Article, Section, Annex or Exhibit, such reference shall be to an Article, Section, Annex or Exhibit of this Agreement unless otherwise indicated to the contrary. The descriptive Article and Section headings and the table of contents contained in this Agreement are for reference purposes only and are not intended to be part of and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or other document. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Where a word or phrase is defined in this Agreement, each of its other grammatical forms shall have a corresponding meaning. Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The parties have participated jointly in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted jointly by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “herewith” and “hereby” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall be construed non-exclusively. The phrase “ordinary course of business” shall be construed to be followed by the phrase “consistent with past practice” regardless of whether such phrase is expressed. The phrases “the date of this Agreement,” “the date hereof” and words of similar import, shall be deemed to refer to the date set forth on the cover page of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement. References to “dollars” or “$” are to United States dollars. Each section or subsection of a Disclosure Letter qualifies the correspondingly numbered representation, warranty or covenant of the Agreement; provided that information disclosed in one section or subsection of a Disclosure Letter shall be deemed to be included in each other section or subsection of such Disclosure Letter in which the relevance of such information would be readily apparent on the face thereof. Representations and warranties in Article III that are made in reference to a party’s Disclosure Letter or “in the case of” or “with respect to” a certain party and its Subsidiaries or Affiliates are being made only by that party. Unless the context shall require otherwise, any

Contracts, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such Contracts, documents, instruments or Laws as from time to time may be amended, modified or supplemented, including (i) in the case of Contracts, documents or instruments, by waiver or consent and (ii) in the case of Laws, by succession of comparable successor statutes; provided that, with respect to Contracts, such rule of construction shall only be effective with respect to amendments, modification or supplements effected prior to the date hereof. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law.

8.4 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of this Agreement, each of which shall constitute an original. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

8.5 Entire Agreement. This Agreement (including the Exhibits and Annexes hereto), the Axis Disclosure Letter, the PRE Disclosure Letter, the Amalgamation Agreement and the Confidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings or representations by or among the parties whether written and oral with respect to the subject matter hereof and thereof. The Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement. Each party hereby disclaims any other representation, warranty or inducement, express or implied, as to the accuracy or completeness of any other information made by, or made available by, itself or any of its Representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, the Amalgamation Agreement or the Transactions.

8.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

8.7 Third-Party Beneficiaries. Except for the Indemnified Parties intended to benefit from the provisions of Section 5.3, nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries or confer upon any Person other than the parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

8.8 Governing Law. This Agreement shall be governed by and construed with regard to, in all respects, including as to validity, interpretation and effect, the Laws of the State of New York with respect to contracts performed within that state, provided that any provisions of this Agreement which relate to the exercise of a director or officer’s fiduciary duties, statutory duties, obligations and/or statutory provisions, or which arise under, the laws of Bermuda (including but not limited to amalgamations under the Companies Act) shall be governed by and in accordance with the laws of Bermuda.

8.9 Consent to Jurisdiction; Venue.

(a) Each party irrevocably and unconditionally consents, agrees and submits to the exclusive jurisdiction of the Supreme Court of Bermuda (and appropriate appellate courts therefrom) (the “Chosen Courts”), for the purposes of any litigation, action, suit or other proceeding with respect to the subject matter hereof. Each party agrees to commence any litigation, action, suit or proceeding relating hereto only in the Supreme Court of Bermuda, or if such litigation, action, suit or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in the other appellate courts therefrom or other courts of Bermuda. Each party irrevocably and unconditionally waives any objection to the laying of venue of any litigation, action, suit or proceeding with respect to the subject matter hereof in the Chosen Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably and unconditionally consents to and grants any such court jurisdiction over the Person of such parties and, to the extent legally effective, over the subject matter of any such dispute and agrees that mailing of process or other documents in connection with any such action or proceeding in the manner provided in Section 8.2 hereof or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. The parties agree that a final judgment in any such litigation, action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

8.10 Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under applicable Law. Accordingly, each party agrees that, in addition to all other remedies to which it may be entitled, each of the parties is entitled to a decree of specific performance and shall further be entitled to an injunction restraining any violation or threatened violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any Legal Action should be brought in equity to enforce any of the provisions of this Agreement, no party will allege, and each party hereby waives the defense, that there is an adequate remedy under applicable Law.

8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations arising under this Agreement shall be directly or indirectly assigned, delegated sublicensed or transferred by any of the parties (whether by operation of law or otherwise), in whole or in part, to any other Person (including any bankruptcy trustee) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.12 Expenses. Subject to the provisions of Section 7.2, all costs and expenses (including those payable to Representatives) incurred in connection with this Agreement and the Transactions and shall be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the Registration Statement and the Joint Proxy Statement (including filing fees related thereto) and those expenses incurred in connection with obtaining the Transaction Approvals will be shared equally by Axis and PRE.

8.13 Defined Terms. For purposes of this Agreement, each of the following terms shall have the meaning set forth below.

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by PRE or Axis from and after the date of this Agreement that contains customary confidentiality, “standstill” and other terms that are not materially less favorable in the aggregate to such party than those contained in the Confidentiality Agreement.

“Acquisition Agreement” shall have the meaning set forth in Section 5.8(a).

“Acquisition Proposal” means any proposal or offer made by any Person (other than (A) PRE or its Subsidiaries in the case of a proposal for Axis or (B) Axis and its Subsidiaries in the case of a proposal for PRE) with respect to: (i) a merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving Axis or PRE, as applicable, (ii) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 15% voting or economic interest in Axis or PRE, as applicable, or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets

(including stock of the respective Subsidiaries of Axis or PRE, as applicable), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of Axis and its Subsidiaries, taken as a whole, or PRE and its Subsidiaries, taken as a whole, as applicable.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Introduction.

“Amalgamated Company” shall have the meaning set forth in the Recitals.

“Amalgamated Company Board” shall have the meaning set forth in Section 1.5(a).

“Amalgamated Company Bye-Laws” shall have the meaning set forth in Section 1.4.

“Amalgamated Company Common Shares” shall have the meaning set forth in Section 2.1(b).

“Amalgamated Company Memorandum of Association” shall have the meaning set forth in Section 1.4.

“Amalgamated Company Share Issuance” shall mean the Amalgamated Company Common Shares issued by virtue of the Amalgamation.

“Amalgamation” shall have the meaning set forth in the Recitals.

“Amalgamation Agreement” shall have the meaning set forth in the Recitals.

“Amalgamation Application” shall have the meaning set forth in Section 1.1.

“Applicable SAP” means, with respect to any Insurance Subsidiary of PRE or Axis, as the case may be, the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed or permitted by the Insurance Regulator of the jurisdiction of domicile of such PRE Insurance Subsidiary or Axis Insurance Subsidiary under applicable Insurance Law.

“Appraised Fair Value” shall have the meaning set forth in Section 2.1(e)

“Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director of PRE or Axis, as applicable.

“Assumed Reinsurance Contract” shall mean means a reinsurance or retrocession treaty or agreement, slip, binder, cover note or other similar arrangement or Contract under which any PRE Insurance Subsidiary or Axis Insurance Subsidiary is the reinsurer or retrocessionaire.

“Axis” shall have the meaning set forth in the Introduction.

“Axis Board” shall have the meaning set forth in the Recitals.

“Axis Board Designees” shall have the meaning set forth in Section 1.5(a).

“Axis Board Recommendation” shall have the meaning set forth in Section 3.4(b).

“Axis Bye-Law Amendment” shall mean amending the Axis Bye-Laws by inserting the words “(including for the purposes of Section 106(4A) of the Act)” after the first mention of the word “business” in bye-law 38 (Quorum for general meetings) and after the word “meeting” in subparagraph (1) of bye-law 43 (Voting at meetings).

“Axis Certificate” shall have the meaning set forth in Section 2.2(a).

“Axis Common Share” shall have the meaning set forth in Section 2.1(a).

“Axis Consideration” shall have the meaning set forth in Section 2.1(c).

“Axis’s Counsel” shall have the meaning set forth in Section 4.4.

“Axis Credit Agreement” shall mean the Credit Agreement, dated as of March 26, 2013, by and among Axis, certain subsidiaries of Axis, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent.

“Axis Credit Facilities” shall mean the Axis Credit Agreement and the letter of credit facility established pursuant to the Master Reimbursement Agreement, dated as of May 14, 2010, as amended, by and among Axis Specialty Limited, certain subsidiaries of Axis and Citibank Europe PLC.

“Axis Disclosure Letter” shall have the meaning set forth in Section 3.

“Axis Dissenting Holder” shall mean a holder of Axis Common Shares or Axis Preferred Shares who did not vote in favor of the Amalgamation and who complies with all of the provisions of the Companies Act concerning the right of holders of Axis Common Shares or Axis Preferred Shares to require appraisal of their Axis Common Shares or Axis Preferred Shares pursuant to Bermuda Law.

“Axis Dissenting Shares” shall mean Axis Common Shares or Axis Preferred Shares held by a Dissenting Axis Shareholder.

“Axis Exchange Ratio” shall have the meaning set forth in Section 2.1(c).

“Axis Option” shall have the meaning set forth in Section 2.3(d).

“Axis Other Share-Based Award” shall have the meaning set forth in Section 2.3(f).

“Axis Preferred Shares” shall mean each of Axis’s 7.50% Series B preferred shares, 6.875% Series C preferred shares and 5.50% Series D preferred shares.

“Axis Restricted Share Award” shall have the meaning set forth in Section 2.2(c).

“Axis SEC Reports” shall mean SEC Reports of Axis.

“Axis Share Plans” shall mean the Axis Capital Holdings Limited 2013 Executive Long-Term Equity Compensation Program, the Axis Capital Holdings Limited 2007 Long-Term Equity Compensation Plan, the Axis Capital Holdings Limited 2003 Long-Term Equity Compensation Plan and the Axis Capital Holdings Limited 2003 Directors Long-Term Equity Compensation Plan, in each case, as amended from time to time.

“Axis Share Register” shall have the meaning set forth in Section 2.2(a).

“Axis Shareholders” shall mean the holders of Axis Common Shares.

“Axis Shareholders Meeting” shall have the meaning set forth in Section 4.1(d).

“Benefit Plans” shall have the meaning set forth in Section 3.18(a).

“Business Combination” shall have the meaning set forth in Section 7.2(h).

“Bye-Laws” shall have the meaning set forth in Section 3.1(c).

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in New York or Bermuda are obligated by Law or executive order to be closed.

“Ceded Reinsurance Contract” means a reinsurance or retrocession treaty or agreement, slip, binder, cover note or other similar arrangement or Contract under which any Insurance Subsidiary of PRE or Axis, as applicable, is a cedent or retrocedent.

“Certificate of Amalgamation” shall have the meaning set forth in Section 1.1.

“Change of Recommendation” shall have meaning set forth in Section 5.8(b).

“Chosen Courts” shall have the meaning set forth in Section 8.9(a).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall have the meaning set forth in the Recitals.

“Companies Act” shall have the meaning set forth in the Recitals.

“Common Share Trust” shall have the meaning set forth in Section 2.2(g).

“Confidentiality Agreement” shall have the meaning set forth in Section 4.2.

“Consideration” shall have the meaning set forth in Section 2.1(d).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

“Continuing Employee” shall mean any employee of Axis or PRE or any of their respective Subsidiaries who continues employment with the Surviving Company or any of its Affiliates.

“Costs” shall have the meaning set forth in Section 7.2(a).

“Data Protection Laws” means any data protection Laws and regulations in the United States of America, the European Union, or elsewhere in the world.

“Defaulting Party” shall have the meaning set forth in Section 7.2(j).

“Disclosure Letter” shall have the meaning set forth in Article III.

“End Date” shall have the meaning set forth in Section 7.1(b).

“Effective Time” shall have the meaning set forth in Section 1.1.

“Environmental Law” means any Applicable Law that has as its principal purpose the protection of the environment.

“Equity Award” shall have the meaning set forth in Section 3.2(a).

“ERISA” shall have the meaning set forth in Section 3.18(a).

“ESPP” shall mean PRE’s 2009 Employee Share Purchase Plan.

“Event” shall mean any event, change or effect.

“Excess Shares” shall have the meaning set forth in Section 2.2(g).

“Exchange Act” shall have the meaning set forth in Section 3.8(b).

“Exchange Agent” shall have the meaning set forth in Section 2.2(a).

“Exchange Fund” shall have the meaning set forth in Section 2.2(b).

“Excluded Shares” shall have the meaning set forth in Section 2.1(a).

“Financing” shall have the meaning set forth in Section 5.7.

“GAAP” shall have the meaning set forth in Section 3.11(a)(ii).

“Grant Date” shall mean shall have the meaning set forth in Section 3.2(c).

“Governmental Entity” shall have the meaning set forth in Section 3.8.

“Hazardous Substance” means any pollutant, contaminant, or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“HSR Act” shall have the meaning set forth in Section 3.8(e).

“Indemnified Parties” shall have the meaning set forth in Section 5.3(a).

“Information Security Breach” means any unauthorized acquisition of or access to, or unauthorized disclosure of, any Personal Data of employees or customers of a party or any of its Subsidiaries.

“Insurance Laws” means all Laws (including all applicable domestic, foreign (including Bermuda), national, provincial, federal, state and local statutes and regulations) regulating the business and products of insurance or concerning the regulation of insurance companies (including acquisition of control), all applicable requirements relating to the sale, issuance, marketing, advertising, and administration of insurance products and all applicable Orders of Insurance Regulators.

“Insurance Regulator” means all Governmental Entities regulating the business of insurance and reinsurance under applicable Insurance Law.

“Insurance Subsidiaries” shall have the meaning set forth in Section 3.16(a).

“Intellectual Property” means: (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrights (including copyrights in computer software and Internet websites) and registrations and applications for registration thereof, (iv) trade secrets under applicable Laws, including confidential and proprietary information and know-how, (v) moral rights, rights of publicity and rights of privacy, and (vi) any other intellectual property rights, or similar proprietary or industrial rights, under the Laws of any jurisdiction.

“Interested Party Transaction” shall mean have the meaning set forth in Section 3.25(a).

“Investment Assets” shall have the meaning set forth in Section 3.15(a).

“Investment Guidelines” shall have the meaning set forth in Section 3.15(a).

“IT Systems” shall mean, with respect to a party and its Subsidiaries, all information technology systems, owned or otherwise used by such party or its Subsidiaries in their respective businesses, including servers, computer hardware, networks, software, databases, telecommunications systems, interfaces, and their related systems.

“Joint Proxy Statement” shall have the meaning set forth in Section 3.28.

“Knowledge” shall mean the actual knowledge, without due inquiry, of the officers of Axis set forth in Section 8.13(a) of the Axis Disclosure Letter or the officers of PRE set forth in Section 8.13(a) of the PRE Disclosure Letter, as the case may be.

“Law” shall mean any law, statute, ordinance, arbitration award, or any rule, regulation, judgment, order, writ, injunction, decree, agency requirement or published interpretation of any Governmental Entity.

“Leased Real Property” shall have the meaning set forth in Section 3.22(b).

“Legal Actions” shall have the meaning set forth in Section 3.14.

“Liabilities” shall have the meaning set forth in Section 3.12(a).

“Liens” means any liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances.

“Material Adverse Effect” means, with respect to any party, any event, circumstance, change or effect that is materially adverse (a) to the business, operations, assets or financial condition of such party or its Subsidiaries, taken as a whole, or (b) on the ability of such party to perform its obligations hereunder without material delay or impairment; provided, that, in this case of paragraph (a) in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any events, circumstances, changes or effects resulting from any of the following be taken into account in determining whether there has been, or will be, a Material Adverse Effect:

(i) (A) a change in general political, legislative, economic or financial market conditions or securities, credit, financial or other capital markets or currency conditions; (B) the commencement, continuation or escalation of actions or war, armed hostilities, sabotage, acts of terrorism, or other man-made disaster; (C) changes, circumstances or events generally affecting the property and casualty insurance and reinsurance industry in the geographic areas and product markets in which such party or its Subsidiaries conduct business; (D) any change in any applicable Laws; (E) any change in GAAP or Applicable SAP following the date of this Agreement; or (F) liabilities under policies of insurance written or Assumed Reinsurance Contracts from any terrorist act, earthquake, hurricane, tsunami, tornado, windstorm, epidemic or other natural or man-made disaster; except in the case of the foregoing clauses (A) through (E) to the extent those events, circumstances, changes or effects have a disproportionate effect on such party and its Subsidiaries compared to other companies of similar size operating in the industries and geographic regions in which such party and its Subsidiaries operate; and

(ii) (A) the public announcement of the execution of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, cedents, reinsureds, retrocessionaires, reinsurance brokers or intermediaries, suppliers, vendors, lenders, venture partners or employees; (B) any decline, in and of itself, in the market price, or change in trading volume, of the PRE Common Shares or Axis Common Shares, as applicable; (C) the failure, in and of itself, to meet any revenue, earnings or other projections, forecasts or predictions for any period ending following the date of this Agreement; (D) any action taken at the written request of the other party; or (E) any change or announcement of a potential change in such Person’s or any of its Subsidiaries’ credit or claims paying rating or the rating of any of its or its Subsidiaries’ businesses or securities, provided, that the exceptions described in the foregoing clauses (B) and (C) shall not prevent or otherwise affect a determination that any underlying changes, state of facts, circumstances, events or effects have resulted in, or contributed to, a Material Adverse Effect.

“Material Contract” shall have the meaning set forth in Section 3.17(a).

“Memorandum of Association” shall have the meaning set forth in Section 3.1(c).

“No Approval Fee” shall have the meaning set forth in Section 7.2(d).

“Non-U.S. Benefit Plans” shall have the meaning set forth in Section 3.18(a).

“NYSE” shall have the meaning set forth in Section 3.8(c).

“Order” means any order, judgment, injunction, award, decree or writ handed down, adopted or imposed by any Governmental Entity.

“Organizational Documents” means, with respect to any entity, the memorandum of association or the certificate or articles of incorporation and bye-laws or by-laws of such entity, or any similar organizational documents of such entity.

“Owned Intellectual Property” shall have the meaning set forth in Section 3.21(a)(iii).

“Owned Real Property” shall have the meaning set forth in Section 3.22(a)

“Party Assets” shall have the meaning set forth in Section 3.6(b).

“Party Contracts” shall have the meaning set forth in Section 3.6(c).

“parties” shall have the meaning set forth in the Introduction.

“Permits” shall have the meaning set forth in Section 3.23(a).

“Person” shall mean an individual, a company, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Personal Data” has the same meaning as the term “personal data,” “personal information,” or the equivalent under applicable Data Protection Laws.

“Permitted Encumbrance” means, with respect to a party: (i) statutory liens securing payments not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP and Liens for Taxes not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the most recent financial statements included in the SEC Reports of such party, (ii) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties,

(iii) restrictions on transfer imposed by applicable Laws, (iv) assets pledged or transferred to secure reinsurance or retrocession obligations, (v) ordinary course securities lending and short-sale transactions entered into in accordance with the Investment Guidelines, (vi) investment securities held in the name of a nominee, custodian or other record owner, (vii) statutory deposits required under any applicable Insurance Laws or as may be required under other applicable Laws or Material Contracts, Reinsurance Contracts or Benefit Plans, (viii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice, (ix) zoning, building codes and other land use laws regulating the use or occupancy of any Owned Real Property or Leased Real Property or the activities conducted thereon and which are not violated by the current use or occupancy of such Owned Real Property or Leased Real Property, (x) encumbrances and restrictions on any Owned Real Property or Leased Real Property (including easement, covenants, conditions, rights of way and similar restrictions) that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the present or intended use, occupancy and/or operation of such Owned Real Property or Leased Real Property, or (xi) any failure to hold good title which would not reasonably be expected, individually or in the aggregate, to materially detract from the value of any of the property, rights or assets of the business of such party or any of the Subsidiaries of such party or materially interfere with the use thereof as currently used by such party or, as the case may be, any of the Subsidiaries of such party.

“Policies” shall mean all policies, policy forms, binders, slips, treaties, certificates, insurance or reinsurance contracts or participation agreements and other agreements of insurance or reinsurance, whether individual or group (including all applications, supplements, endorsements, riders and ancillary agreements in connection therewith) and all amendments, applications and certificates pertaining thereto issued by a party or any of its Insurance Subsidiaries.

“Post-Closing Directors” shall have the meaning set forth in Section 1.5(a).

“PRE” shall have the meaning set forth in the Introduction.

“PRE Board” shall have the meaning set forth in the Recitals.

“PRE Board Designees” shall have the meaning set forth in Section 1.5(a).

“PRE Board Recommendation” shall have the meaning set forth in Section 3.4(a).

“PRE Certificate” shall have the meaning set forth in Section 2.2(a).

“PRE Common Share” shall have the meaning set forth in Section 2.1(b).

“PRE Consideration” shall have the meaning set forth in Section 2.1(b).

“PRE’s Counsel” shall have the meaning set forth in Section 4.4.

PRE Credit Facilities” shall mean those letter of credit facilities set forth on Schedule 8.13 of the PRE Disclosure Letter.

“PRE Disclosure Letter” shall have the meaning set forth in Section 3.

“PRE Dissenting Holder” shall mean a holder of PRE Common Shares or PRE Preferred Shares who did not vote in favor of the Amalgamation and who complies with all of the provisions of the Companies Act concerning the right of holders of PRE Common Shares or PRE Preferred Shares to require appraisal of their PRE Common Shares or PRE Preferred Shares pursuant to Bermuda Law.

“PRE Dissenting Shares” shall mean PRE Common Shares or PRE Preferred Shares held by a PRE Dissenting Holder.

“PRE Exchange Ratio” shall have the meaning set forth in Section 2.1(b).

“PRE Option” shall have the meaning set forth in Section 2.3(a).

“PRE Preferred Shares” shall mean each of PRE’s 6.50% Series D Cumulative Preferred Shares, $1.00 par value, 7.25% Series E Cumulative Preferred Shares, $1.00 par value and 5.875% Series F Non-Cumulative Preferred Shares, $1.00 par value.

“PRE SAR” shall have the meaning set forth in Section 2.3(b).

“PRE SEC Reports” shall mean SEC Reports of PRE.

“PRE Share Plans” shall mean the PartnerRe Ltd. Amended and Restated Employee Equity Plan, the PartnerRe Ltd. Amended and Restated Non-Employee Directors Share Plan and the PartnerRe Ltd. Amended Employee Incentive Plan, in each case, as amended from time to time.

“PRE Share Register” shall have the meaning set forth in Section 2.2(a).

“PRE Shareholders” shall have the meaning set forth in Section 2.1(b).

“PRE Shareholders Meeting” shall have the meaning set forth in Section 4.1(e).

“PRE Other Share-Based Award” shall have the meaning set forth in Section 2.3(c).

“Prospectus” shall have the meaning set forth in Section 3.28.

“Purchase Plans” shall have the meaning in Section 5.5.

“Real Property Leases” shall have the meaning set forth in Section 3.22(b).

“Registrar” shall have the meaning set forth in Section 1.1.

“Registration Statement” shall have the meaning set forth in Section 3.28.

“Regulatory Material Adverse Effect” shall have the meaning set forth in Section 4.3(d).

“Reinsurance Contracts” means the Assumed Reinsurance Contracts and the Ceded Reinsurance Contracts.

“Representatives” shall have the meaning set forth in Section 5.8(a).

“Required Permits” shall have the meaning set forth in Section 3.23(a).

“Requisite Axis Vote” means the affirmative vote of a majority of the votes cast at a duly convened meeting of the shareholders of Axis at which a quorum is present in accordance with Axis’s Bye-Laws to approve and adopt this Agreement, the Amalgamation Agreement and the Amalgamation; provided, that if the Axis Bye-Law Amendment is not approved, then “Requisite Axis Vote” shall mean the affirmative vote of three-fourths of the votes cast at a duly convened meeting of the shareholders of Axis at which a quorum is present to approve and adopt this Agreement, the Amalgamation Agreement and the Amalgamation in accordance with section 106 (4A) of the Companies Act.

“Requisite PRE Vote” means the affirmative vote of a majority of the votes cast at a duly convened meeting of the shareholders of PRE, at which a quorum is present in accordance with PRE’s Bye-Laws, to approve and adopt this Agreement, the Amalgamation Agreement, and the Amalgamation.

“SEC” shall have the meaning set forth in in Section 3.8(b).

“SEC Reports” shall have the meaning set forth in Section 3.10(a).

“Securities” shall have the meaning set forth in Section 3.2(b).

“Securities Act” shall have the meaning set forth in Section 3.8(b).

“Shareholders Meeting” shall have the meaning set forth in Section 3.28.

“SSPP” shall mean PRE’s Swiss Share Purchase Plan.

“Statutory Statements” shall have the meaning set forth in Section 3.16(c).

“Subsidiary” shall mean, as to any Person, any corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which), directly or indirectly, more than 50% of: (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person or (iii) the beneficial interest in such trust or estate, is at the time owned by such first Person, or by such first Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of the “Acquisition Proposal” to 15% shall be replaced by 50%) made after the date of this Agreement by any Person (other than (A) PRE or its Subsidiaries in the case of a proposal for Axis or (B) Axis and its Subsidiaries in the case of a proposal for PRE) on terms that the Axis Board or the PRE Board, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the Axis Board or the PRE Board, as the case may be, considers to be appropriate (including (i) all the terms and conditions of and all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal, (ii) any break-up fees, conditions to consummation, conditions relating to financing, the availability and impact of any necessary financing, regulatory approvals or other events or conditions beyond the control of the party involving the condition, (iii) the impact of any downgrade in any credit rating of a party by Moody’s Investors Services, Inc., Standard & Poor’s Ratings Group or Fitch Ratings Inc., that may be expected to result following the consummation of such an Acquisition Proposal, and (iv) the timing and likelihood of consummation of the Acquisition Proposal), are more favorable to Axis and the Axis Shareholders or PRE and the PRE Shareholders, as applicable, than the transactions contemplated by this Agreement, taking into account any change to the transaction proposed by PRE or Axis, as applicable.

“Superior Proposal Notice” shall have the meaning set forth in Section 5.8(d).

“Takeover Statutes” shall have the meaning set forth in Section 3.24(a).

“Taxes” shall mean any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties.

“Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns or claims for refunds (and any attachments thereto).

“Termination Fee” shall have the meaning set forth in Section 7.2(b).

“Transactions” means the transactions contemplated by this Agreement and the Amalgamation Agreement, including the Amalgamation.

“Transaction Approvals” shall mean have the meaning set forth in Section 3.8(f).

“Treasury Regulations” shall have the meaning set forth in the Recitals.

“Uncertificated Axis Common Shares” shall have the meaning set forth in Section 2.2(a).

“Uncertificated PRE Common Shares” shall have the meaning set forth in Section 2.2(a).

“U.S. Benefit Plans” shall have the meaning set forth in Section 3.18(b).

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AXIS CAPITAL HOLDINGS LIMITED

By:
Name:
Title:

PARTNERRE LTD.

By:
Name:
Title:

[Signature Page to Agreement and Plan of Amalgamation]

Annex A-1

DATED                          2015

(1) AXIS CAPITAL HOLDINGS LIMITED

(2) PARTNERRE LTD.

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated as of                              2015

BETWEEN:

(1)	AXIS Capital Holdings Limited an exempted company incorporated under the laws of Bermuda having its registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (AXIS); and

(2)	PartnerRe Ltd. an exempted company incorporated under the laws of Bermuda having its registered office at Wellesley House South, 90 Pitts Bay Road, Pembroke HM08, Bermuda (PRE).

WHEREAS:

(A)	AXIS and PRE have agreed to amalgamate pursuant to the provisions of the Companies Act 1981 of Bermuda, as amended (Companies Act) and continue as a Bermuda exempted company on the terms of this Agreement (the continuing company to be known in this agreement as the Amalgamated Company) (Amalgamation); and

(B)	This Agreement is the Statutory Amalgamation Agreement referred to in the Agreement and Plan of Amalgamation between AXIS and PRE dated 25 January 2015 as subsequently amended on 17 February 2015, 10 March 2015, 31 March 2015 and 3 May 2015 (Plan of Amalgamation).

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS:

1.	DEFINITIONS

Unless otherwise defined herein, capitalized terms have the same meaning as used and defined in the Plan of Amalgamation.

2.	EFFECTIVENESS OF AMALGAMATION

2.1	The parties to this Agreement agree that, on the terms and subject to the conditions of this Agreement and the Plan of Amalgamation and in accordance with the Companies Act, at the Effective Time AXIS and PRE will amalgamate and continue as the Amalgamated Company. The Amalgamated Company will continue to be a Bermuda exempted company under the conditions of this Agreement and the Plan of Amalgamation.

2.2	The Amalgamation shall be conditional on the satisfaction on or before the Effective Time of each of the conditions to Amalgamation identified in Article VI of the Plan of Amalgamation.

2.3	The Amalgamation shall become effective at the time and date shown on the Certificate of Amalgamation issued by the Registrar of Companies in Bermuda.

3.	NAME OF AMALGAMATED COMPANY

The Amalgamated Company shall be named “PartnerRe AXIS Capital Limited”.

4.	MEMORANDUM OF ASSOCIATION

The memorandum of association of the Amalgamated Company shall be in the form of the memorandum of association set forth in Exhibit A to this Agreement.

5.	BYE-LAWS

The bye-laws of the Amalgamated Company shall be in the form of the bye-laws set forth in Exhibit B to this Agreement.

6.	DIRECTORS

The names and addresses of the persons proposed to be directors of the Amalgamated Company (Board of Directors) are set out below, and they shall constitute the Board of Directors of the Amalgamated Company until their successors are elected or appointed or until the earlier of their death, resignation or removal in accordance with the bye-laws of the Amalgamated Company and applicable Laws:

NAME	ADDRESS

Albert A. Benchimol	92 Pitts Bay Road, Pembroke HM 08, Bermuda

Jean-Paul L. Montupet	90 Pitts Bay Road, Pembroke HM 08, Bermuda

Michael A. Butt	92 Pitts Bay Road, Pembroke HM 08, Bermuda

Charles A. Davis	92 Pitts Bay Road, Pembroke HM 08, Bermuda

Robert L. Friedman	92 Pitts Bay Road, Pembroke HM 08, Bermuda

Christopher V. Greetham	92 Pitts Bay Road, Pembroke HM 08, Bermuda

Roberto Mendoza	90 Pitts Bay Road, Pembroke HM 08, Bermuda

Debra J. Perry	90 Pitts Bay Road, Pembroke HM 08, Bermuda

Thomas C. Ramey	92 Pitts Bay Road, Pembroke HM 08, Bermuda

Rémy Sautter	90 Pitts Bay Road, Pembroke HM 08, Bermuda

Henry B. Smith	92 Pitts Bay Road, Pembroke HM 08, Bermuda

Kevin M. Twomey	90 Pitts Bay Road, Pembroke HM 08, Bermuda

Egbert Willam	90 Pitts Bay Road, Pembroke HM 08, Bermuda

David Zwiener	90 Pitts Bay Road, Pembroke HM 08, Bermuda

The respective class of each director for the purpose of the bye-laws of the Amalgamated Company shall be agreed between the parties in writing prior to the Effective Time.

7.	OFFICERS

The names of the persons to be officers of the Amalgamated Company immediately after the Effective Time and their respective office are set out below:

NAME	OFFICE

Jean-Paul L. Montupet	Chairman of the Board

Albert A. Benchimol	President and Chief Executive Officer

8.	EFFECT OF AMALGAMATION ON SHARE CAPITAL

At the Effective Time by virtue of the Amalgamation and without any action on the part of AXIS or PRE or the holder of any share capital of AXIS or PRE:

(a)	Each common share of: (i) PRE, par value $1.00 per share (a PRE Common Share) that is owned by PRE, AXIS or by any respective Subsidiary of PRE or AXIS immediately prior to the Effective Time and (ii) AXIS, par value $0.0125 per share (an AXIS Common Share) that is owned by PRE, AXIS or by any respective Subsidiary of PRE or AXIS immediately prior to the Effective Time (other than any PRE Common Shares held by a wholly owned Subsidiary of PRE or AXIS Common Shares held by a wholly owned Subsidiary of AXIS) (collectively (i) and (ii), the Excluded Shares) shall, by virtue of the Amalgamation and without any action on the part of the holder thereof, be cancelled and shall cease to exist, and no PRE Consideration or AXIS Consideration (as each is defined in Sections 8(b) and 8(c) respectively of this Agreement below) shall be delivered in respect of the Excluded Shares.

(b)	Each PRE Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall automatically be cancelled and converted into the right to receive 2.18 validly issued, fully paid and non-assessable common shares of the Amalgamated Company, par value $0.0125 per share (each, an Amalgamated Company Common Share), together with any cash paid in lieu of fractional shares in accordance with Section 2.2(g) of the Plan of Amalgamation (collectively, the PRE Consideration). As of the Effective Time, all PRE Common Shares shall be cancelled automatically and shall cease to exist and the holders of PRE Common Shares (the PRE Shareholders) shall cease to have any rights with respect to such PRE Common Shares, except: (i) in the case of the PRE Common Shares (other than the Excluded Shares), the right to receive the PRE Consideration in accordance with Section 2.2 of the Plan of Amalgamation, and (ii) in the case of the PRE Dissenting Shares that are PRE Common Shares, the additional right to receive the excess, if any, of the fair value thereof as determined in accordance with (and subject to the terms and conditions of) Section 2.1(f) of the Plan of Amalgamation over the PRE Consideration.

(c)	Each AXIS Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall automatically be cancelled and converted into the right to receive one Amalgamated Company Common Share, together with any cash paid in lieu of fractional shares in accordance with Section 2.2(g) of the Plan of Amalgamation (collectively, the AXIS Consideration). As of the Effective Time, all AXIS Common Shares shall be cancelled automatically and shall cease to exist and the holders of AXIS Common Shares (the AXIS Shareholders) shall cease to have any rights with respect to such AXIS Common Shares, except: (i) in the case of the AXIS Common Shares (other than the Excluded Shares), the right to receive the AXIS Consideration in accordance with Section 2.2 of the Plan of Amalgamation, and (ii) in the case of the Axis Dissenting Shares that are AXIS Common Shares, the additional right to receive the excess, if any, of the fair value thereof as determined in accordance with (and subject to the terms and conditions of) Section 2.1(e) of the Plan of Amalgamation over the AXIS Consideration.

(d)	The AXIS Consideration and the PRE Consideration (collectively, the Consideration) shall be appropriately adjusted to reflect fully and equitably the effect of any share split, reverse share split, share consolidation, share subdivision, share bonus issue, share dividend (including any dividend or similar distribution of securities convertible into AXIS Common Shares or PRE Common Shares, as the case may be), reorganization, recapitalization, reclassification or other similar event that occurs between the date of the Plan of Amalgamation and the Effective Time with respect to AXIS Common Shares or PRE Common Shares in order to provide the AXIS Shareholders and the PRE Shareholders with the same economic effect as contemplated by this Agreement and the Plan of Amalgamation prior to any such event; provided, that, nothing in Section 2.1(d) of the Plan of Amalgamation or this section shall be construed to permit PRE or AXIS to take any action with respect to its securities that is prohibited by the terms of this Agreement or the Plan of Amalgamation.

(e)	The PRE Preferred Shares and Axis Preferred Shares issued and outstanding at the Effective Time shall continue as issued and outstanding preferred shares of the same par value of the Amalgamated Company and shall be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such PRE Preferred Shares or Axis Preferred Shares, respectively.

9.	MISCELLANEOUS

9.1	Termination, Amendment and Waiver

(a)	This Agreement shall terminate upon the earliest to occur of: (i) agreement in writing between AXIS and PRE at any time prior to the Effective Time; and (ii) automatically upon termination of the Plan of Amalgamation in accordance with its terms. Without prejudice to any liability of any party in respect of any antecedent breach hereof or to any accrued rights of any party hereto, if this Agreement is terminated pursuant to this Section this Agreement shall terminate and there shall be no other liability between AXIS, on the one hand, or PRE, on the other hand.

(b)	The amendment, waiver or extension provisions set out in Article VII of the Plan of Amalgamation shall apply to this Agreement as such provisions apply to the Plan of Amalgamation.

9.2	Entire Agreement

Except as set out in the Plan of Amalgamation, this Agreement and any documents referred to in this Agreement, constitute the entire agreement between the parties with respect to the subject matter of and the transactions referred to herein and supersede any previous arrangements, understandings and agreements between them relating to such subject matter and transactions.

9.3	EXECUTION IN COUNTERPARTS

This Agreement may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

10	NOTICES

Any notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given and shall be deemed given upon receipt if delivered personally, telecopied (delivery of which is confirmed) or dispatched by a recognised overnight courier service to the parties (delivery of which is confirmed) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

IF TO AXIS, TO:

AXIS Capital Holdings Limited
92 Pitts Bay Road
Pembroke, HM 08
Bermuda

Facsimile:	(441) 496-2600
Attention:	Richard T. Gieryn Jr.

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Facsimile:	(212) 455-2502
Attention:	Gary I Horowitz/ Patrick J. Naughton

IF TO PRE, TO:

PartnerRe Ltd.
Wellesley House South, 90 Pitts Bay Road
Pembroke HM08
Bermuda

Facsimile:	(441) 292 3060
Attention:	Marc Wetherhill, Chief Legal Counsel

with a copy (which shall not constitute notice) to:

Davis Polk & Wardell LLP
450 Lexington Avenue
New York, New York 10017

Facsimile:	(212) 701 5800
Attention:	Phillip R. Mills

11.	GOVERNING LAW

The terms and conditions of this Agreement and the rights of the parties hereunder shall be governed by and construed in all respects in accordance with the laws of Bermuda. The parties to this Agreement hereby irrevocably agree that the courts of Bermuda shall have non-exclusive jurisdiction in respect of any dispute, suit, action, arbitration or proceedings (Proceedings) which may arise out of or in connection with this Agreement and waive any objection to Proceedings in the courts of Bermuda on the grounds of venue or on the basis that the Proceedings have been brought in an inconvenient forum.

Signature Page Follows

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first written above.

SIGNED for and on behalf of AXIS CAPITAL HOLDINGS LIMITED

By:

Name:

Title:

Witnessed:

By:

SIGNED for and on behalf of PARTNERRE LTD.

By:

Name:

Title:

Witnessed:

By:

Exhibit A

Memorandum of Association of Amalgamated Company

FORM NO. 2

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF

COMPANY LIMITED BY SHARES

(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION

OF

PartnerRe AXIS Capital Limited

(hereinafter referred to as “the Company”)

1.	The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2.	We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED
Warren Cabral	Cedar House,
	41 Cedar Avenue,
	Hamilton HM 12,
	Bermuda	Yes	British	1

Ruby L. Rawlins	Cedar House
	41 Cedar Avenue,
	Hamilton HM 12,
	Bermuda	Yes	British	1

Marcia De Couto	Cedar House
	41 Cedar Avenue,
	Hamilton HM 12,
	Bermuda	Yes	British	1

J. Patricia K. Woolridge	Cedar House	Yes	British	1
	41 Cedar Avenue,
	Hamilton HM 12,
	Bermuda

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3.	The Company is to be an exempted company as defined by the Companies Act 1981 (the “Act”).

4.	The Company, with the consent of the Minister responsible for the Act, has power to hold land situate in Bermuda not exceeding in all, including the following parcels:-

N/A

5.	The authorised share capital of the Company is US$250,000,000 divided into common shares of US$0.0125 each, preferred shares of US$0.0125 each and preferred shares of US$1.00 each.

6.	The objects for which the Company is formed and incorporated are unrestricted.

7.	The following are provisions regarding the powers of the Company –

Subject to paragraph 4, the Company may do all such things as are incidental or conducive to the attainment of its objects and shall have the capacity, rights, powers and privileges of a natural person, and –

(i)	pursuant to Section 42 of the Act, the Company shall have the power to issue preference shares which are, at the option of the holder, liable to be redeemed;

(ii)	pursuant to Section 42A of the Act, the Company shall have the power to purchase its own shares for cancellation; and

(iii)	pursuant to Section 42B of the Act, the Company shall have the power to acquire its own shares to be held as treasury shares.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof

/s/ Warren Cabral	/s/ Stacy Robinson

/s/ Ruby L. Rawlins	/s/ Stacy Robinson

/s/ Marcia De Couto	/s/ Stacy Robinson

/s/ J. Patricia K. Woolridge	/s/ Stacy Robinson

(Subscribers)	(Witnesses)

SUBSCRIBED this 17th day of August, 1993

Exhibit B

Bye-laws of Amalgamated Company

BYE-LAWS

OF

PartnerRe AXIS Capital Limited

[—] 2015

INTERPRETATION		A-73
1.	Definitions	A-73

SHARES		A-77
2.	Power to Issue Shares	A-77
3.	Power of the Company to Purchase its Shares	A-77
4.	Rights Attaching to Shares	A-78
5.	Calls on Shares	A-80
6.	Forfeiture of Shares	A-80
7.	Share Certificates	A-81
8.	Fractional Shares	A-81

REGISTRATION OF SHARES		A-82
9.	Register of Members	A-82
10.	Registered Holder Absolute Owner	A-82
11.	Transfer of Registered Shares	A-82
12.	Transmission of Registered Shares	A-83

ALTERATION OF SHARE CAPITAL		A-84
13.	Power to Alter Capital	A-84
14.	Variation of Rights Attaching to Shares	A-84

DIVIDENDS AND CAPITALISATION		A-85
15.	Dividends	A-85
16.	Power to Set Aside Profits	A-85
17.	Method of Payment	A-85
18.	Capitalisation	A-86

MEETINGS OF MEMBERS		A-86
19.	Annual General Meetings	A-86
20.	Special General Meetings	A-86
21.	Requisitioned General Meetings, Nominations of Directors and Other Business	A-86
22.	Notice	A-89
23.	Giving Notice and Access	A-89
24.	Postponement or Cancellation of General Meeting	A-90
25.	Electronic Participation and Security in Meetings	A-90
26.	Quorum at General Meetings	A-90
27.	Chairman to Preside at General Meetings	A-91
28.	Voting on Resolutions	A-91
29.	Power to Demand a Vote on a Poll	A-91
30.	Adjustment of Voting Power	A-92
31.	Other Adjustments of Voting Power	A-93
32.	Notice of Adjustment to Voting Power	A-93
33.	Board Determination Binding	A-93
34.	Requirement to Provide Information and Notice	A-94
35.	Voting by Joint Holders of Shares	A-94
36.	Instrument of Proxy	A-94
37.	Representation of Corporate Member	A-95
38.	Adjournment of General Meeting	A-95
39.	Written Resolutions	A-96
40.	Directors Attendance at General Meetings	A-96

DIRECTORS AND OFFICERS		A-96
41.	Election of Directors	A-96
42.	Number of Directors	A-97
43.	Classes of Directors	A-97
44.	Term of Office of Directors	A-97
45.	Removal of Directors	A-97
46.	Vacancy in the Office of Director	A-98
47.	Remuneration of Directors	A-98
48.	Defect in Appointment	A-98
49.	Directors to Manage Business	A-98
50.	Powers of the Board of Directors	A-98
51.	Register of Directors and Officers	A-99
52.	Appointment of Officers	A-99
53.	Appointment of Secretary	A-100
54.	Duties of Officers	A-100
55.	Remuneration of Officers	A-100
56.	Conflicts of Interest	A-100
57.	Indemnification and Exculpation of Directors and Officers	A-100

MEETINGS OF THE BOARD OF DIRECTORS		A-101
58.	Board Meetings	A-101
59.	Notice of Board Meetings	A-101
60.	Electronic Participation in Meetings	A-101
61.	Quorum at Board Meetings	A-102
62.	Board to Continue in the Event of Vacancy	A-102
63.	Chairman to Preside	A-102
64.	Written Resolutions	A-102
65.	Validity of Prior Acts of the Board	A-102

CORPORATE RECORDS		A-102
66.	Minutes	A-102
67.	Place Where Corporate Records Kept	A-102
68.	Form and Use of Seal	A-102

ACCOUNTS		A-103
69.	Records of Account	A-103
70.	Financial Year End	A-103

AUDITS		A-103
71.	Annual Audit	A-103
72.	Appointment of Auditor	A-103
73.	Remuneration of Auditor	A-103
74.	Duties of Auditor	A-104
75.	Access to Records	A-104
76.	Financial Statements and the Auditor’s Report	A-104
77.	Vacancy in the Office of Auditor	A-104

VOLUNTARY WINDING-UP AND DISSOLUTION		A-104
78.	Winding-Up	A-104

CHANGES TO CONSTITUTION		A-105
79.	Changes to Bye-laws	A-105
80.	Changes to the Memorandum of Association	A-105
81.	Discontinuance	A-105

CERTAIN SUBSIDIARIES		A-105
82.	Certain Subsidiaries	A-105

PartnerRe AXIS Capital Limited

INTERPRETATION

1.	Definitions

1.1	In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

Act	the Companies Act 1981;

Affiliate	with respect to any person, means any person directly or indirectly controlling, controlled by or under common control with such person, provided that no Member of the Company shall be deemed an Affiliate of another Member solely by the reason of an investment in the Company. For the purposes of this definition, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise;

Attribution Percentage	with respect to a Member, the percentage of the Member’s shares that are treated as Controlled Shares of a Tentative 9.5% U.S. Member;

Auditor	includes an individual, company or partnership;

Board	the board of directors (including, for the avoidance of doubt, a sole director) appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws or the directors present at a meeting of directors at which there is a quorum;

Chairman	means the chairman of the Board;

Closing	shall have the meaning set forth in the Agreement and Plan of Amalgamation dated 25 January, 2015 between PartnerRe Ltd. and AXIS Capital Holdings Limited;

Code	the United States Internal Revenue Code of 1986, as amended;

Company	the company for which these Bye-laws are approved and confirmed;

Controlled Entity	an entity which directly or indirectly controls, is controlled by or is under the common control with such other entity. For the purposes of this definition, the term “control” and its corollaries means the direct or indirect ownership of more than 50% of the equity interests or voting interests in such entity;

PartnerRe AXIS Capital Limited

Controlled Shares	all shares of the Company directly, indirectly or constructively owned by a person as determined pursuant to section 958 of the Code and the Treasury Regulations promulgated thereunder;

Designated Subsidiary	has the meaning specified in Bye-law 82.1;

Director	a director of the Company which may not be a corporation;

Exchange Act	has the meaning specified in Bye-law 21.2(iii);

Fair Market Value	with respect to a repurchase of any shares of any class or series of the Company in accordance with Bye-law 3:

(i) if shares of such class or series are listed on a securities exchange (or quoted in a securities quotation system), the average closing sale price of such shares on such exchange (or in such quotation system), or, if shares of such class or series are listed on (or quoted in) more than one exchange (or quotation system), the average closing sale price of such shares on the principal securities exchange (or quotation system) on which such shares are then traded, or, if shares of such class or series are not then listed on a securities exchange (or quotation system) but are traded in the over-the-counter market, the average of the latest bid and asked quotations for such shares in such market, in each case for the last five trading days immediately preceding the day on which notice of the repurchase of such shares is sent pursuant to these Bye-laws, or

(ii) if no such closing sales prices or quotations are available because shares of such class or series are not publicly traded or otherwise, the fair value of such shares as determined by one independent internationally recognized investment banking firm chosen in good faith by the Board, provided that the calculation of the Fair Market Value of the shares made by such appointed investment banking firm (x) shall not include any discount relating to the absence of a public trading market for, or any transfer restrictions on, such shares, and (y) such calculation shall be final and the fees and expenses stemming from such calculation shall be borne by the Company or its assignee, as the case may be;

PartnerRe AXIS Capital Limited

indirect	when referring to a holder or owner of shares, ownership of shares within the meaning of section 958(a)(2) of the Code;

IRS	has the meaning specified in Bye-law 34.4;

Member	the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons, as the context so requires;

Non-U.S. Person	any person that is not a U.S. Person;

notice	written notice as further provided in these Bye-laws unless otherwise specifically stated;

Officer	any person appointed by the Board to hold an office in the Company;

Register of Directors and Officers	the register of directors and officers referred to in these Bye-laws;

Register of Members	the register of members referred to in these Bye-laws;

Repurchase Notice	has the meaning specified in Bye-law 3.5;

Repurchase Price	has the meaning specified in Bye-law 3.4;

Repurchase Securities	has the meaning specified in Bye-law 3.3;

Resident Representative	any person appointed to act as resident representative and includes any deputy or assistant resident representative;

Secretary	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

Securities	has the meaning specified in Bye-law 3.3;

Subsidiary	with respect to any person, means a company, more than 50% (or, in the case of a wholly owned Subsidiary, 100%) of the outstanding voting shares of which are owned, directly or indirectly, by such person or by one or more other Subsidiaries thereof, or any such person and one or more other Subsidiaries thereof;

PartnerRe AXIS Capital Limited

Tentative 9.5% U.S. Member	a U.S. Person that, but for adjustments to the voting rights of shares pursuant to Bye-laws 30 and 31, would be a 9.5% U.S. Member;

Tentative 9.5% Non-U.S. Member	a Non-U.S. Person whose shares in the Company owned directly or indirectly through one or more Controlled Entities that, but for adjustments to the voting rights of shares pursuant to Bye-laws 30 and 31, would be a 9.5% Non-U.S. Member;

Third-Party Compensation Arrangement	has the meaning specified in Bye-law 21.2(iii);

Treasury Share	a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled;

Trigger Event Notice	has the meaning specified in Bye-law 3.4;

United States	the United States of America and any territory and political subdivision thereof;

U.S. Person	a “United States person” as defined in section 7701(a)(30) of the Code as modified by section 957(c) of the Code;

9.5% U.S. Member	a U.S. Person whose Controlled Shares constitute nine point five percent or more of the voting power of all shares of the Company and who generally would be required to recognise income with respect to the Company under section 951(a)(1) of the Code if the Company were a controlled foreign corporation as defined in section 957 of the Code and if the ownership threshold under section 951(b) of the Code were nine point five percent; and

9.5% Non-U.S. Member	a Non-U.S. Person whose shares in the Company owned directly or indirectly through one or more Controlled Entities constitute nine point five percent or more of the voting power of all shares of the Company.

1.2	In these Bye-laws, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;

(b)	words denoting the masculine gender include the feminine and neuter genders;

(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

PartnerRe AXIS Capital Limited

(d)	the words:-

(i)	“may” shall be construed as permissive; and

(ii)	“shall” shall be construed as imperative;

(e)	a reference to statutory provision shall be deemed to include any amendment or re-enactment thereof;

(f)	the word “corporation” means a corporation whether or not a company within the meaning of the Act; and

(g)	unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Bye-laws.

1.3	In these Bye-laws expressions referring to writing or its cognates shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.

1.4	Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.	Power to Issue Shares

2.1	Subject to these Bye-laws and to any resolution of the Members to the contrary, and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine.

2.2	Subject to the Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).

3.	Power of the Company to Purchase its Shares

3.1	The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Act on such terms as the Board shall think fit.

3.2	The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Act.

3.3	Subject to the Act, if the Board in its absolute discretion determines, from time to time and at any time, that ownership of shares or any securities of the Company convertible into or exercisable or exchangeable therefor (collectively, “Securities”) by any Member, may result in any adverse tax, regulatory or legal consequence to the Company, any of its subsidiaries or any Member or its Affiliates, then the Board may, in its absolute discretion, determine the extent to which it is necessary or advisable to require the sale by such Member of such Securities in order to avoid or cure such violation or adverse consequences (the securities subject to such determination the “Repurchase Securities”). If the Board has determined it is necessary or advisable to require the sale by such Member(s) of such Repurchase Securities, it may provide written notice to the affected Member(s) setting forth the amount and nature of the Repurchase Securities and the identity of the affected Member(s) holding such Repurchase Securities (a “Trigger Event Notice”). The Company will have the option, but not the obligation, to elect to purchase all or part of the Repurchase Securities. If the Company does not elect to exercise this right in full, then it may assign its purchase right in respect of such unpurchased Repurchase Securities to a third party or parties, including one or more of the other Members.

PartnerRe AXIS Capital Limited

3.4	If any of the Company or the Company’s assignee(s), as the case may be, exercises the right to purchase Repurchase Securities pursuant to Bye-law 3.3, such purchase will be for immediately available funds in an amount equal to, except as expressly provided otherwise herein, the lower of (x) the price (as determined in the sole and absolute discretion of the Board) at which such Repurchase Securities were acquired by such Member or (y) the Fair Market Value of the Repurchase Securities on the Business Day immediately prior to the date the Company sends the Repurchase Notice referred to below (the “Repurchase Price”); provided that, if exercising this option, the Board will use reasonable efforts to exercise this option equally among similarly situated Members (to the extent reasonably practicable under the circumstances). Each Member will be bound by the determination by the Company to purchase (or assign its right to purchase) the Repurchase Securities, and, if so required by the Company, shall sell (whether to the Company or its assignee(s), as the case may be) the number and types of Repurchase Securities that the Company requires it to sell as set forth in a valid Repurchase Notice.

3.5	In the event that any of the Company or its assignee(s) determines to purchase any Repurchase Securities pursuant to an assessment under Bye-law 3.3, the Company will provide the holder(s) of the Repurchase Securities to be purchased with written notice of such determination (each, a “Repurchase Notice”), in each case, at least 15 days prior to such purchase or such shorter period as the holder(s) of the Repurchase Securities to be purchased may authorise, specifying the Repurchase Securities to be purchased, the date on which the Repurchase Securities are to be purchased and the Repurchase Price. The Company may revoke the Repurchase Notice at any time before the closing of the purchase and sale of such Repurchase Securities. Except as expressly provided herein, none of the Company or its assignee(s) will be obligated to give general notice to the Members of any intention to purchase or the conclusion of any purchase of Repurchase Securities, except as otherwise required by law. The closing of any such purchase of Repurchase Securities will be no less than fifteen days after receipt of the Repurchase Notice by the Member, unless such Member agrees to a shorter period, and no more than 60 days after the receipt of the Repurchase Notice by the Member, and payment of the Repurchase Price by the Company or its assignee(s) shall be by wire transfer or certified cheque.

3.7	Notwithstanding the foregoing, a Member receiving a Repurchase Notice will have five Business Days to give notice to the Board of such Member’s objection to the sale contemplated by the Repurchase Notice. The Board will then timely determine, in its absolute discretion, the extent, if at all, to which the number of such Member’s Repurchase Securities to be sold pursuant to the Repurchase Notice should be reduced and all of the Members will be bound by such determination.

4.	Rights Attaching to Shares

4.1	At the date these Bye-laws are adopted, the authorised share capital of the Company is divided into: (i) common shares (the “Common Shares”) and (ii) preference shares (the “Preference Shares”).

4.2	The holders of Common Shares shall, subject to these Bye-laws (including, without limitation, the rights attaching to Preference Shares):

(a)	be entitled to one vote per share;

(b)	be entitled to such dividends as the Board may from time to time declare;

(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d)	generally be entitled to enjoy all of the rights attaching to shares.

4.3

The Board is authorised to provide for the issuance of any Preference Shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of

PartnerRe AXIS Capital Limited

each such series (and, for the avoidance of doubt, such matters and the issuance of such Preference Shares shall not be deemed to vary the rights attached to the Common Shares or, subject to the terms of any other series of Preference Shares, to vary the rights attached to any other series of Preference Shares). The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(a)	the number of shares constituting that series and the distinctive designation of that series;

(b)	the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of the payment of dividends on shares of that series;

(c)	whether the series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

(d)	whether the series shall have conversion or exchange privileges (including, without limitation, conversion into Common Shares) and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board shall determine;

(e)	whether or not the shares of that series shall be redeemable or repurchaseable and, if so, the terms and conditions of such redemption or repurchase, including the manner of selecting shares for redemption or repurchase if less than all shares are to be redeemed or repurchased, the date or dates upon or after which they shall be redeemable or repurchaseable, and the amount per share payable in case of redemption or repurchase, which amount may vary under different conditions and at different redemption or repurchase dates;

(f)	whether that series shall have a sinking fund for the redemption or repurchase of shares of that series and, if so, the terms and amount of such sinking fund;

(g)	the right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Company or any subsidiary, upon the issue of any additional shares (including additional shares of such series or any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Company or any subsidiary of any issued shares of the Company;

(h)	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment in respect of shares of that series; and

(i)	any other relative participating, optional or other special rights, qualifications, limitations or restrictions of that series.

4.4	Any Preference Shares of any series which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of any other class or classes shall have the status of authorised and unissued Preference Shares of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preference Shares to be created by resolution or resolutions of the Board or as part of any other series of Preference Shares, all subject to the conditions and the restrictions on issuance set forth in the resolution or resolutions adopted by the Board providing for the issue of any series of Preference Shares.

4.5

At the discretion of the Board, whether or not in connection with the issuance and sale of any shares or other securities of the Company, the Company may issue securities, contracts, warrants or other instruments evidencing any shares, option rights, securities having conversion or option rights, or obligations on such

PartnerRe AXIS Capital Limited

terms, conditions and other provisions as are fixed by the Board including, without limiting the generality of this authority, conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the issued Common Shares, other shares, option rights, securities having conversion or option rights, or obligations of the Company or transferee of the person or persons from exercising, converting, transferring or receiving the shares, option rights, securities having conversion or option rights, or obligations.

4.6	All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.

5.	Calls on Shares

5.1	The Board may make such calls as it thinks fit upon the Members in respect of any moneys (whether in respect of nominal value or premium) unpaid on the shares allotted to or held by such Members (and not made payable at fixed times by the terms and conditions of issue) and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The Board may differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

5.2	Any amount which, by the terms of allotment of a share, becomes payable upon issue or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Bye-laws be deemed to be an amount on which a call has been duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these Bye-laws as to payment of interest, costs and expenses, forfeiture or otherwise shall apply as if such amount had become payable by virtue of a duly made and notified call.

5.3	The joint holders of a share shall be jointly and severally liable to pay all calls and any interest, costs and expenses in respect thereof.

5.4	The Company may accept from any Member the whole or a part of the amount remaining unpaid on any shares held by such Member, although no part of that amount has been called up or become payable.

6.	Forfeiture of Shares

6.1	If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward such Member a notice in writing in the form, or as near thereto as circumstances admit, of the following:

Notice of Liability to Forfeiture for Non-Payment of Call

[Name of Company] (the “Company”)

You have failed to pay the call of [amount of call] made on the [date], in respect of the [number] share(s) [number in figures] standing in your name in the Register of Members of the Company, on the [date], the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of [ ] per annum computed from the said [date] at the registered office of the Company the share(s) will be liable to be forfeited.

Dated this [date]

[Signature of Secretary] By Order of the Board

PartnerRe AXIS Capital Limited

6.2	If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine. Without limiting the generality of the foregoing, the disposal may take place by sale, repurchase, redemption or any other method of disposal permitted by and consistent with these Bye-laws and the Act.

6.3	A Member whose share or shares have been so forfeited shall cease to be a Member in respect of the forfeited share or shares but shall, notwithstanding such forfeiture, remain liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture, together with all interest due thereon and any costs and expenses incurred by the Company in connection therewith.

6.4	The Board may accept the surrender of any shares which it is in a position to forfeit on such terms and conditions as may be agreed. Subject to those terms and conditions, a surrendered share shall be treated as if it had been forfeited.

7.	Share Certificates

7.1	Subject to Bye-law 7.4, every Member shall be entitled to a certificate under the common seal of the Company (or a facsimile thereof) or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, specifying the amount paid on such shares. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

7.2	The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been allotted.

7.3	If any share certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

7.4	Notwithstanding any provisions of these Bye-laws:

(a)	the Board shall, subject always to the Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements it may, in its absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form; and

(b)	unless otherwise determined by the Board and as permitted by the Act and any other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

8.	Fractional Shares

The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

PartnerRe AXIS Capital Limited

REGISTRATION OF SHARES

9.	Register of Members

9.1	The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act.

9.2	The Register of Members shall be open to inspection without charge at the registered office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each business day be allowed for inspection. The Register of Members may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole thirty days in each year.

10.	Registered Holder Absolute Owner

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.

11.	Transfer of Registered Shares

11.1	An instrument of transfer shall be in writing in the form of the following, or as near thereto as circumstances admit, or in such other form as the Board may accept:

Transfer of a Share or Shares

[    ] (the “Company”)

FOR VALUE RECEIVED [amount], I, [name of transferor] hereby sell, assign and transfer unto [transferee] of [address], [number] shares of the Company.

DATED this [date]

Signed by:	In the presence of:

Transferor	Witness

Transferee	Witness

11.2	Such instrument of transfer shall be signed by (or in the case of a party that is a corporation, on behalf of) the transferor and transferee, provided that, in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Members.

11.3	The Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require showing the right of the transferor to make the transfer.

11.4	The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

PartnerRe AXIS Capital Limited

11.5	The Board may in its absolute discretion and without assigning any reason therefor refuse to register the transfer of a share which is not fully paid up. The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda have been obtained. If the Board refuses to register a transfer of any share the Secretary shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.

11.6	The Board may decline to approve or register or permit the registration of any transfer of shares if the Board in its sole discretion determines that any adverse tax, regulatory or legal consequences to the Company, any subsidiary of the Company or any direct or indirect holder of shares or its Affiliates would result from such transfer.

11.7	Shares may be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Act.

11.8	Notwithstanding anything to the contrary in these Bye-laws, shares that are listed or admitted to trading on an appointed stock exchange may be transferred in accordance with the rules and regulations of such exchange.

12.	Transmission of Registered Shares

12.1	In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member’s interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Member.

12.2	Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in the form, or as near thereto as circumstances admit, of the following:

Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member

[Name of Company] (the “Company”)

PartnerRe AXIS Capital Limited

I/We, having become entitled in consequence of the [death/bankruptcy] of [name and address of deceased/bankrupt Member] to [number] share(s) standing in the Register of Members of the Company in the name of the said [name of deceased/bankrupt Member] instead of being registered myself/ourselves, elect to have [name of transferee] (the “Transferee”) registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee, his or her executors, administrators and assigns, subject to the conditions on which the same were held at the time of the execution hereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

DATED this [date]

Signed by:	In the presence of:

Transferor	Witness

Transferee	Witness

12.3	On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member. Notwithstanding the foregoing, the Board shall, in any case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member’s death or bankruptcy, as the case may be.

12.4	Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

ALTERATION OF SHARE CAPITAL

13.	Power to Alter Capital

13.1	The Company may if authorised by resolution of the Members increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce its share capital in any manner permitted by the Act.

13.2	Where, on any alteration or reduction of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit.

14.	Variation of Rights Attaching to Shares

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

PartnerRe AXIS Capital Limited

DIVIDENDS AND CAPITALISATION

15.	Dividends

15.1	The Board may, subject to these Bye-laws and in accordance with the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against the Company.

15.2	The Board may fix any date as the record date for determining the Members entitled to receive any dividend.

15.3	The Company may pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others.

15.4	The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company. No unpaid distribution shall bear interest as against the Company.

16.	Power to Set Aside Profits

The Board may, before declaring a dividend, set aside out of the surplus or profits of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose.

17.	Method of Payment

17.1	Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by cheque or draft sent through the post directed to the Member at such Member’s address in the Register of Members, or to such person and to such address as the holder may in writing direct.

17.2	In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or draft sent through the post directed to the address of the holder first named in the Register of Members, or to such person and to such address as the joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

17.3	The Board may deduct from the dividends or distributions payable to any Member all moneys due from such Member to the Company on account of calls or otherwise.

17.4	Any dividend and/or other moneys payable in respect of a share which has remained unclaimed for six (6) years from the date when it became due for payment shall, if the Board so resolves, be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend or other moneys payable in respect of a share may (but need not) be paid by the Company into an account separate from the Company’s own account. Such payment shall not constitute the Company a trustee in respect thereof.

17.5	The Company shall be entitled to cease sending dividend cheques and drafts by post or otherwise to a Member if those instruments have been returned undelivered to, or left uncashed by, that Member on at least two consecutive occasions or, following one such occasion, reasonable enquiries have failed to establish the Member’s new address. The entitlement conferred on the Company by this Bye-law in respect of any Member shall cease if the Member claims a dividend or cashes a dividend cheque or draft.

PartnerRe AXIS Capital Limited

18.	Capitalisation

18.1	The Board may capitalise any amount for the time being standing to the credit of any of the Company’s share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares of one class to shares of another class) to the Members.

18.2	The Board may capitalise any amount for the time being standing to the credit of a reserve account or amounts otherwise available for dividend or distribution by applying such amounts in paying up in full, partly or nil paid shares of those Members who would have been entitled to such amounts if they were distributed by way of dividend or distribution.

MEETINGS OF MEMBERS

19.	Annual General Meetings

Subject to an election made by the Company in accordance with the Act to dispense with the holding of annual general meetings, an annual general meeting shall be held in each year at such time and place as the Chairman or the Board shall appoint.

20.	Special General Meetings

The Chairman or the Board may convene a special general meeting whenever in their judgment such a meeting is necessary provided that if the Board determines, based on the advice of counsel, that any special general meeting must take place outside the United States, then any such special general meeting of the Company purported to be convened and held in the United States shall be void, and any business conducted at any such purported meeting shall be of no force or effect.

21.	Requisitioned General Meetings, Nominations of Directors and Other Business

21.1	The Board shall, on the requisition of Members in compliance with section 74 of the Act (or any successor provision thereto), forthwith proceed to convene a special general meeting and the provisions of the Act shall apply.

21.2	Annual General Meetings:

(i)	Subject to the Act, nominations of persons for election to the Board or the proposal of other business to be transacted by the Members at an annual general meeting may be made only (A) pursuant to the Company’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board or any committee thereof or (C) as may be provided in the certificate of designation for any class or series of Preferred Shares or (D) by any Member who is a Member of record at the time of giving of notice provided for in paragraph (ii) of this Bye-law 21.2 and at the time of the annual general meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Bye-law 21.2, and, except as otherwise required by law, any failure to comply with these procedures shall result in the nullification of such nomination or proposal.

(ii)

For nominations or other business to be properly brought before an annual general meeting by a Member pursuant to clause (D) of paragraph (i) of this Bye-law 21.2, the Member must have given timely notice thereof in writing to the Secretary and any such proposed business (other than the nominations of persons for election to the Board) must constitute a proper matter for Member action. To be timely, a Member’s notice shall be delivered to, or mailed and received by, the Secretary at the principal executive office of the Company as set forth in the Company’s filings with the U.S. Securities and Exchange Commission not less than 120 days nor more than 150 days prior to the first anniversary

PartnerRe AXIS Capital Limited

of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by the Company no earlier than 120 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or not later than 10 days following the earlier of the date on which notice of the annual general meeting was posted to Members or the day on which public announcement of the date of the annual general meeting was first made by the Company. In no event shall the adjournment or postponement of any annual general meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a Member’s notice as described above.

(iii)	A Member’s notice to the Secretary shall set forth (A) as to each person whom the Member proposes to nominate for election or re-election as a Director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (as amended (together with the rules and regulations promulgated thereunder), the “Exchange Act”)) including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected; and (2) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Company including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a Director (a “Third-Party Compensation Arrangement”), (B) as to any other business that the Member proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bye laws, the text of the proposed amendment), the reasons for conducting such business and any material interest in such business of such Member and the beneficial owner, if any, on whose behalf the proposal is made and (C) as to the Member giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

(1)	the name and address of such Member (as they appear on the Register of Members) and any such beneficial owner;

(2)	for each class or series, the number of shares of the Company that are held of record or are beneficially owned by such Member and by any such beneficial owner;

(3)	a description of any agreement, arrangement or understanding between or among such Member and any such beneficial owner, any of their respective Affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination or other business;

(4)	a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, share appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Member or any such beneficial owner or any such nominee with respect to the Company’s securities;

(5)	a representation that the Member is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;

(6)	a representation as to whether such Member or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the

PartnerRe AXIS Capital Limited

percentage of the voting power of the Company’s issued and outstanding shares required to approve or adopt the proposal or to elect each such nominee and/or (ii) otherwise to solicit proxies from Members in support of such proposal or nomination;

(7)	any other information relating to such Member, beneficial owner, if any, or director nominee or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee or proposal pursuant to Section 14 of the Exchange Act; and

(8)	such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for Member action.

If requested by the Company, the information required under Bye-law 21.2(iii)(C)(2), (3) and (4) of the preceding sentence of this Bye-law 21.2 shall be supplemented by such Member and any such beneficial owner not later than 10 days after the record date for the general meeting to disclose such information as of the record date.

21.3	Special General Meetings:

The proposal of any business to be transacted by the Members at a special general meeting may be made only (A) pursuant to the Company’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board or any committee thereof (C) as may be provided in the certificate of designation for any class or series of Preferred Shares or (D) only in the case of a special general meeting requisitioned by any Member in compliance with section 74 of the Act (or any successor provision thereto), by the requisitioning Member at the giving of advance notice required by the Act. A Member’s proposal to transact any business at any requisitioned special general meeting shall comply with the notice requirements of Bye-law 21.2(ii).

21.4	General provisions relating to this Bye-law 21:

(i)	To be eligible to be a nominee for election as a Director, the proposed nominee must provide to the Secretary in accordance with the applicable time periods prescribed for delivery of notice under Bye-law 21.2(ii): (1) a completed D&O questionnaire (in the form provided by the Secretary at the request of the nominating Member) containing information regarding the nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director, (2) a written representation that, unless previously disclosed to the Company, the nominee is not and will not become a party to any voting agreement, arrangement or understanding with any person or entity as to how such nominee, if elected as a Director, will vote on any issue or that could interfere with such person’s ability to comply, if elected as a Director, with his/her fiduciary duties under applicable law, (3) a written representation and agreement that, unless previously disclosed to the Company, the nominee is not and will not become a party to any Third-Party Compensation Arrangement and (4) a written representation that, if elected as a Director, such nominee would be in compliance and will continue to comply with the Company’s corporate governance guidelines as disclosed on the Company’s website, as amended from time to time.

(ii)	No person shall be eligible to be nominated by a Member to serve as a Director unless nominated in accordance with the procedures set forth in this Bye-law 21. Subject to the Act, no business proposed by a Member shall be conducted at a general meeting except in accordance with this Bye-law 21.

(iii)

The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these Bye-laws or that business was not properly brought before the meeting, and if such chairman should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded or such business shall

PartnerRe AXIS Capital Limited

not be transacted, as the case may be. Notwithstanding the foregoing provisions of this Bye-law 21, unless otherwise required by law, if the Member (or a qualified representative of the Member) does not appear at the general meeting to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Bye-law 21, to be considered a qualified representative of the Member, a person must be a duly authorized officer, manager or partner of such Member or must be authorized by a writing executed by such Member or an electronic transmission delivered by such Member to act for such Member as proxy at the general meeting and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(iv)	Without limiting the foregoing provisions of this Bye-law 21, a Member shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Bye-law 21; provided, however, that any references in these Bye-laws to the Exchange Act are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Bye-law 21, and compliance with Bye-laws 21.2(i)(C) and 21.3 shall be the exclusive means for a Member to make nominations or submit other business (other than in addition to any rights of Members under the Act in respect of the proposal of other business or as provided in Bye-law 21.4(v)).

(v)	Notwithstanding anything to the contrary, the notice requirements set forth herein with respect to the proposal of any business pursuant to this Bye-law 21 shall be deemed satisfied by a Member if such Member has submitted a proposal to the Company in compliance with Rule 14a-8 under the Exchange Act, and such Member’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for a general meeting.

22.	Notice

22.1	At least 21 days’ notice of an annual general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.

22.2	At least 21 days’ notice of a special general meeting shall be given to each Member entitled to attend and vote thereat, stating the date, time, place and the general nature of the business to be considered at the meeting.

22.3	The Board may fix any date as the record date for determining the Members entitled to receive notice of and to vote at any general meeting.

22.4	A general meeting shall, notwithstanding that it is called on shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.

22.5	The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

23.	Giving Notice and Access

23.1	A notice may be given by the Company to a Member:

(a)	by delivering it to such Member in person, in which case the notice shall be deemed to have been served upon such delivery; or

PartnerRe AXIS Capital Limited

(b)	by sending it by post to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served seven days after the date on which it is deposited, with postage prepaid, in the mail; or

(c)	by sending it by courier to such Member’s address in the Register of Members, in which case the notice shall be deemed to have been served two days after the date on which it is deposited, with courier fees paid, with the courier service; or

(d)	by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Member to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or

(e)	by delivering it in accordance with the provisions of the Act pertaining to delivery of electronic records by publication on a website, in which case the notice shall be deemed to have been served at the time when the requirements of the Act in that regard have been met.

23.2	Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

23.3	In proving service under paragraphs 23.1(b), (c) and (d), it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted or sent by courier, and the time when it was posted, deposited with the courier, or transmitted by electronic means.

24.	Postponement or Cancellation of General Meeting

The Board may, and on the instruction of the Chairman, the Secretary shall, postpone or cancel any general meeting called in accordance with these Bye-laws (other than a meeting requisitioned under these Bye-laws) provided that notice of postponement or cancellation is given to the Members before the time for such meeting. Fresh notice of the date, time and place for the postponed or cancelled meeting shall be given to each Member in accordance with these Bye-laws.

25.	Electronic Participation and Security in Meetings

25.1	Members may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

25.2	The Board may, and at any general meeting, the chairman of such meeting may, make any arrangement and impose any requirement or restriction it or he considers appropriate to ensure the security of a general meeting including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place. The Board and, at any general meeting, the chairman of such meeting are entitled to refuse entry to a person who refuses to comply with any such arrangements, requirements or restrictions.

26.	Quorum at General Meetings

26.1	At any general meeting two or more persons present at the start of the meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business (including for the purposes of Section 106(4A) of the Act or any successor provision thereto).

PartnerRe AXIS Capital Limited

26.2	If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

27.	Chairman to Preside at General Meetings

Unless otherwise agreed by a majority of votes of those attending and entitled to vote thereat, the Chairman, if there be one, shall act as chairman of the meeting at all general meetings at which such person is present. In his absence a chairman of the meeting shall be appointed or elected by those present at the meeting and entitled to vote.

28.	Voting on Resolutions

28.1	Subject to the Act and these Bye-laws, any question proposed for the consideration of the Members at any general meeting (including for the purposes of Section 106(4A) of the Act or any successor provision thereto) shall be decided by the affirmative votes of a majority of the votes cast in accordance with these Bye-laws and in the case of an equality of votes the resolution shall fail.

28.2	No Member shall be entitled to vote at a general meeting unless such Member has paid all the calls on all shares held by such Member.

28.3	At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Bye-laws, every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his hand.

28.4	In the event that a Member participates in a general meeting by telephone, electronic or other communication facilities or means, the chairman of the meeting shall direct the manner in which such Member may cast his vote on a show of hands.

28.5	At any general meeting if an amendment is proposed to any resolution under consideration and the chairman of the meeting rules on whether or not the proposed amendment is out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

28.6	At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.

29.	Power to Demand a Vote on a Poll

29.1	Notwithstanding the foregoing, a poll may be demanded by any of the following persons:

(a)	the chairman of such meeting; or

(b)	at least three Members present in person or represented by proxy; or

(c)	any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d)	any Member or Members present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total amount paid up on all such shares conferring such right.

PartnerRe AXIS Capital Limited

29.2	Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall (subject to any adjustments to or elimination of voting power of any shares pursuant to the Bye-laws 30 and 31) have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Members are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

29.3	A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.

29.4	Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman of the meeting shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two Members or proxy holders appointed by the chairman of the meeting for the purpose and the result of the poll shall be declared by the chairman of the meeting.

30.	Adjustment of Voting Power

30.1	Notwithstanding Bye-laws 28 and 29, the voting power of all shares is hereby adjusted (and shall be automatically adjusted in the future) to the extent necessary so that there is no 9.5% U.S. Member or, in the discretion of the Board, no 9.5% Non-U.S Member. The Board shall implement the foregoing in the manner provided herein, provided, that the foregoing provision and the remainder of this Bye-law 30 shall not apply in the event that one Member owns greater than seventy-five percent of the voting power of the issued shares of the Company determined without applying the voting power adjustments or eliminations under this Bye-law 30 and Bye-law 31.

30.2	The Board shall from time to time, including, without limitation, prior to any time at which a vote of Members is taken, take all reasonable steps necessary to ascertain, including, without limitation, those specified in Bye-law 34, through communications with Members or otherwise, whether there exists, or will exist at the time any vote of Members is taken, a Tentative 9.5% U.S. Member or, in the discretion of the Board, a Tentative 9.5% Non-U.S. Member.

30.3

In the event that a Tentative 9.5% U.S. Member exists, the aggregate votes conferred by shares held by a Member and treated as Controlled Shares of that Tentative 9.5% U.S. Member shall be reduced to the extent necessary such that the Controlled Shares of the Tentative 9.5% U.S. Member will constitute less than nine point five per cent of the voting power of all shares. In applying the previous sentence where shares held by more than one Member are treated as Controlled Shares of such Tentative 9.5% U.S. Member, the reduction in votes shall apply to such Members in descending order according to their respective Attribution Percentages, provided, that, in the event of a tie of Attribution Percentages, the reduction shall apply pro rata to such Members based on the voting power of the shares held by each such Member. The votes of Members owning no shares treated as Controlled Shares of any Tentative 9.5% U.S. Member shall, in the aggregate, be increased by the same number of votes subject to reduction as described above, provided, that

PartnerRe AXIS Capital Limited

no shares shall be conferred votes to the extent that doing so will cause any person to be treated as a 9.5% U.S. Member or, unless the Board determines otherwise, a 9.5% Non-U.S. Member. The votes described in the preceding sentence shall be apportioned to all such Members in proportion to their voting power at that time. The adjustments of voting power described in this Bye-law shall apply repeatedly until there is no 9.5% U.S. Member or, unless the Board determines otherwise, no 9.5% Non-U.S. Member. The Board may deviate from any of the principles described in this Bye-law and determine that shares held by a Member shall carry different voting rights as it reasonably determines, based on the advice of counsel, to be appropriate (a) to avoid the existence of any 9.5% U.S. Member or, unless the Board determines otherwise, a 9.5% Non-U.S. Member, or (b) to avoid adverse tax, legal or regulatory consequences to the Company, any subsidiary of the Company or any direct or indirect holder of shares; provided, that the Board will use reasonable efforts to afford equal treatment to similarly situated Members to the extent possible under the circumstances. For the avoidance of doubt, in applying the provisions of this Bye-law 30 and Bye-law 31, a share may carry a fraction of a vote.

30.4	In the event that a Tentative 9.5% Non-U.S. Member exists, the Board in its discretion, may apply procedures similar to Bye-law 30.3 to reduce the voting power of shares held by a Member and treated as shares owned directly or indirectly through a Controlled Entity with respect to such Tentative 9.5% Non-U.S. Member.

31.	Other Adjustments of Voting Power

In addition to the provisions of Bye-law 30, any shares shall not carry any right to vote to the extent that the Board determines in its sole discretion that it is necessary that such shares should not carry the right to vote in order to avoid adverse tax, legal or regulatory consequences to the Company, any subsidiary of the Company, or any other direct or indirect holder of shares, provided, that no adjustment pursuant to this Bye-law shall cause any person to become a 9.5% U.S. Member or, unless the Board determines otherwise, a 9.5% Non-U.S. Member; and provided, further, that the Board will use reasonable efforts to afford equal treatment to similarly situated Members to the extent possible under the circumstances.

32.	Notice of Adjustment to Voting Power

In the event that Bye-law 30 applies to reduce the voting power of the Controlled Shares of any Tentative 9.5% U.S. Member or the Board otherwise adjusts the voting power of any shares pursuant to Bye-law 30 or 31, the Board shall promptly notify each Member in writing of the voting power conferred by its shares as determined in accordance with Bye-laws 30 and 31 after the analysis with respect to any adjustment is completed. Prior to the meeting at which Members shall vote on any matter the Board may, in its sole discretion, (a) retain the services of an internationally recognised accounting firm or organization with comparable professional capabilities in order to assist the Company in applying the principles of Bye-laws 30 and 31 and (b) obtain from such firm or organization a statement describing the information obtained and procedures followed and setting forth the determinations made with respect to Bye-laws 30 and 31. For the avoidance of doubt, any failure of the Board to take any of the actions described in this Bye-law 32 shall not invalidate any votes cast or the proceedings at the meeting.

33.	Board Determination Binding

Any determination by the Board as to any adjustments or eliminations of voting power of any shares made pursuant to Bye-laws 30 and 31 shall be final and binding and any vote taken based on such determination shall not be capable of being challenged solely on the basis of such determination.

PartnerRe AXIS Capital Limited

34.	Requirement to Provide Information and Notice

34.1	The Board shall have the authority to request from any direct or indirect holder of shares, and such holder of shares shall provide, such information as the Board may reasonably request for the purpose of implementing Bye-laws 30 and 31. If such holder fails to respond to such a request, or submits incomplete or inaccurate information in response to such a request, the Board may determine in its sole discretion that such holder’s shares shall carry no voting rights or reduced voting rights until otherwise determined by the Board.

34.2	Any direct or indirect holder of shares shall give notice to the Company within ten days following the date that such holder acquires actual knowledge that it is the direct or indirect holder of Controlled Shares of nine point five per cent or more of the voting power of all issued shares of the Company (without giving effect to voting power adjustments or eliminations under Bye-laws 30 and 31).

34.3	Notwithstanding the foregoing, no Member shall be liable to any other Member or the Company for any losses or damages resulting from such Member’s failure to respond to, or submission of incomplete or inaccurate information in response to, a request under Bye-law 34.1 or from such Member’s failure to give notice under Bye-law 34.2.

34.4	Any information provided by any Member to the Company pursuant to this Bye-law 34 or for purposes of making the analysis required by Bye-laws 30 and 31, shall be deemed “confidential information” and shall be used by the Company solely for the purposes contemplated by such Bye-law (except as may be required otherwise by applicable law or regulation). The Company shall hold such confidential information in strict confidence and shall not disclose any confidential information that it receives without the consent of the Member, except (a) to the U.S. Internal Revenue Service (“IRS”) if and to the extent the confidential information is required by the IRS, (b) to any outside legal counsel or accounting firm engaged by the Company to make determinations regarding the relevant Bye-law or (c) as otherwise required by applicable law or regulation or upon consent.

34.5	For the avoidance of doubt, the Company shall be permitted to disclose to the Members and others the relative voting percentages of all Members after application of Bye-laws 30 or 31. At the written request of a Member, the confidential information of such Member shall be destroyed or returned to such Member after the later to occur of (a) such Member no longer being a Member or (b) the last day of the seventh year after the year during which the confidential information was obtained by the Company, provided, that the Board may determine that such confidential information should instead be retained for a longer period in order to avoid adverse tax, legal or regulatory consequences to the Company, any of its subsidiaries or any direct or indirect holder of shares.

34.6	Without limiting any protection otherwise provided in these Bye-Laws, neither the Company nor the Board will be liable to the Company, its Members or any other person whatsoever with respect to any determinations made by it in implementing Bye-Law 30 or 31 so long as it has acted in good faith.

35.	Voting by Joint Holders of Shares

In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

36.	Instrument of Proxy

36.1	A Member may appoint a proxy by

(a)	an instrument appointing a proxy in writing in substantially the following form or such other form as the Board may determine from time to time:

Proxy

[Name of Company] (the “Company”)

PartnerRe AXIS Capital Limited

I/We, [insert names here], being a Member of the Company with [number] shares, HEREBY APPOINT [name] of [address] or failing him, [name] of [address] to be my/our proxy to vote for me/us at the meeting of the Members to be held on [date] and at any adjournment thereof. [Any restrictions on voting to be inserted here.]

Signed this [date]

Member(s)

or

(b)	such telephonic, electronic or other means as may be approved by the Board from time to time.

36.2	The appointment of a proxy must be received by the Company at the registered office or at such other place or in such manner as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the appointment proposes to vote, and appointment of a proxy which is not received in the manner so permitted shall be invalid.

36.3	A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf in respect of different shares.

36.4	The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be final.

36.5	Any Member may irrevocably appoint a proxy and in such case: (i) such appointment shall be irrevocable in accordance with the terms of the instrument of appointment; (ii) the Company shall be given notice of the appointment, such notice to include the name, address, telephone number and electronic mail address of the proxy, and the Company shall give to such proxy notice of all general meetings of the Company; (iii) such proxy shall be the only person entitled to vote the relevant shares at any meeting at which such proxy is present; and (iv) the Company shall be obliged to recognise the proxy until such time as such proxy shall notify the Company in writing that the appointment of such proxy is no longer in force.

37.	Representation of Corporate Member

37.1	A corporation which is a Member may, by written instrument, authorise such person or persons as it thinks fit to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Member, and that Member shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.

37.2	Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks fit as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Member.

38.	Adjournment of General Meeting

38.1	The chairman of a general meeting at which a quorum is present may, with the consent of the Members holding a majority of the voting rights of those Members present in person or by proxy (and shall if so directed by Members holding a majority of the voting rights of those Members present in person or by proxy) adjourn the meeting.

38.2	The chairman of a general meeting may adjourn a meeting to another time and place without the consent or direction of the Members if it appears to him that:

(a)	it is likely to be impractical to hold or continue that meeting because of the number of Members wishing to attend who are not present; or

PartnerRe AXIS Capital Limited

(b)	the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the meeting; or

(c)	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

38.3	Unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Member entitled to attend and vote thereat in accordance with these Bye-laws.

39.	Written Resolutions

39.1	Subject to these Bye-laws, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members may, without a meeting and without any previous notice being required, be done by resolution in writing signed by or on behalf of all the Members who at the date of the resolution would be entitled to attend the meeting and vote on the resolution.

39.2	A resolution in writing may be signed in any number of counterparts.

39.3	A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

39.4	A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Act.

39.5	This Bye-law shall not apply to:

(a)	a resolution passed to remove an Auditor from office before the expiration of his term of office; or

(b)	a resolution passed for the purpose of removing a Director before the expiration of his term of office.

39.6	For the purposes of this Bye-law, the effective date of the resolution is the date when the resolution is signed by (or in the case of a Member that is a corporation, on behalf of) the last Member to sign and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

40.	Directors Attendance at General Meetings

The Directors shall be entitled to receive notice of, attend and be heard at any general meeting.

DIRECTORS AND OFFICERS

41.	Election of Directors

41.1	Only persons who are proposed or nominated in accordance with this Bye-law and Bye-law 21 shall be eligible for election as Directors. Any Member or the Board may propose any person for election as a Director. Where any person, other than a person proposed for re-election or election as a Director by the Board, is to be proposed for election as a Director, such proposal or nomination must be given to the Company in accordance with Bye-law 21. At the request of the Board, any person nominated by the Board for election as a Director shall furnish to the Secretary the information that is required to be set forth in a Member’s notice of nomination pursuant to Bye-law 21 that pertains to the nominee.

PartnerRe AXIS Capital Limited

41.2	In an uncontested election of Directors, any person validly proposed for re-election or election as a Director shall be elected by the affirmative votes of a majority of the votes cast; provided, however, in a contested election, the persons receiving the most votes (up to the number of Directors to be elected) shall be elected as Directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such Directors. For the purposes of this Bye-law 41.2 (i) an uncontested election is an election in which the number of nominees for Director is not greater than the number of Directors to be elected and (ii) a contested election is an election in which the number of nominees for Director is greater than the number of Directors to be elected.

41.3	At any general meeting the Members may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.

42.	Number of Directors

Subject to the rights of the holders of any class or series of Preferred Shares then issued and outstanding, as may be set forth in the certificate of designation for such class or series of Preferred Shares, the Board shall consist of such number of Directors being not less than five Directors and not more than eighteen Directors as the Board may from time to time determine, but in no case shall a decrease in the number of Directors shorten the term of any incumbent Director.

43.	Classes of Directors

The Directors shall be divided into three classes designated Class I, Class II and Class III. Each class of Directors shall consist, as nearly as possible, of one third of the total number of Directors constituting the entire Board.

44.	Term of Office of Directors

Each Director shall serve for a term ending on the date of the third annual general meeting next following the annual general meeting at which such Director was elected, PROVIDED, that Directors initially designated as Class III Directors shall serve for an initial term ending on the date of the first annual general meeting next following the effectiveness of their designation as Class III Directors, Directors initially designated as Class II Directors shall serve for an initial term ending on the date of the second annual general meeting next following the effectiveness of their designation as Class II Directors and Directors initially designated as Class I Directors shall serve for an initial term ending on the date of the third annual general meeting next following the effectiveness of their designation as Class I Directors. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, and any Director of any class elected to fill a vacancy shall hold office for a term that shall coincide with the remaining term of the other Directors of that class, but in no case shall a decrease in the number of Directors shorten the term of any Director then in office. A Director shall hold office until the annual general meeting for the year in which his term expires, subject to his office being vacated pursuant to Bye-law 46.

45.	Removal of Directors

45.1	Subject to any provision to the contrary in these Bye-laws, the Members entitled to vote for the election of Directors may, at any special general meeting convened and held in accordance with these Bye-laws, remove a Director only with cause, provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and be served on such Director not less than 14 days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.

45.2	If a Director is removed from the Board under this Bye-law the Members may fill the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may fill the vacancy.

PartnerRe AXIS Capital Limited

45.3	For the purposes of this Bye-law, “cause” shall mean wilful misconduct, fraud, gross negligence, embezzlement or a conviction for a criminal offence involving either dishonesty or engaging in conduct which brings the Director or the Company into disrepute or which results in material financial detriment to the Company.

46.	Vacancy in the Office of Director

46.1	The office of Director shall be vacated if the Director:

(a)	is removed from office pursuant to these Bye-laws or is prohibited from being a Director by law;

(b)	is or becomes bankrupt, or makes any arrangement or composition with his creditors generally;

(c)	is or becomes of unsound mind or dies; or

(d)	resigns his office by notice to the Company.

46.2	The Members in general meeting or the Board (provided a quorum of Directors remains in office) shall have the power to appoint any person as a Director to fill a vacancy on the Board occurring as a result of the death, disability, disqualification or resignation of any Director or as a result of an increase in the size of the Board.

47.	Remuneration of Directors

The remuneration (if any) of the Directors shall be determined by the Board and shall be deemed to accrue from day to day. The Directors may also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from Board meetings, meetings of any committee appointed by the Board or general meetings, or in connection with the business of the Company or their duties as Directors generally.

48.	Defect in Appointment

All acts done in good faith by the Board, any Director, a member of a committee appointed by the Board, any person to whom the Board may have delegated any of its powers, or any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that he was, or any of them were, disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or act in the relevant capacity.

49.	Directors to Manage Business

The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Act or by these Bye-laws, required to be exercised by the Company in general meeting.

50.	Powers of the Board of Directors

The Board may:

(a)	appoint, suspend, or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties;

(b)	exercise all the powers of the Company to borrow money and to mortgage or charge or otherwise grant a security interest in its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;

PartnerRe AXIS Capital Limited

(c)	appoint one or more Directors to the office of managing director or chief executive officer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and affairs of the Company;

(d)	appoint a person to act as manager of the Company’s day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;

(e)	by power of attorney, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;

(f)	procure that the Company pays all expenses incurred in promoting and incorporating the Company;

(g)	delegate any of its powers (including the power to sub-delegate) to a committee of one or more persons appointed by the Board which may only consist of Directors, provided that every such committee shall conform to such directions as the Board shall impose on them and provided further that the meetings and proceedings of any such committee shall be governed by the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board;

(h)	delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see fit;

(i)	present any petition and make any application in connection with the liquidation or reorganisation of the Company;

(j)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and

(k)	authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.

51.	Register of Directors and Officers

The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors and Officers and shall enter therein the particulars required by the Act.

52.	Appointment of Officers

52.1	The Board may appoint such Officers (who may or may not be Directors) as the Board may determine for such terms as the Board deems fit.

52.2	At the date of adoption of these Bye-laws Jean-Paul Montupet is the Chairman and Albert Benchimol is the president and Chief Executive Officer of the Company. Neither may be removed from their respective offices prior to the third anniversary of the Closing unless removed by a resolution of the Board including the affirmative vote of 75% of the Directors then in office excluding the vote of any Director who is an officer (other than the office of Director of the Company) or employee of the Company or who is directly or indirectly interested in the proposed resolution.

PartnerRe AXIS Capital Limited

53.	Appointment of Secretary

The Secretary shall be appointed by the Board from time to time for such term as the Board deems fit.

54.	Duties of Officers

The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

55.	Remuneration of Officers

The Officers shall receive such remuneration as the Board may determine.

56.	Conflicts of Interest

56.1	Any Director, or any Director’s firm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company on such terms, including with respect to remuneration, as may be agreed between the parties. Nothing herein contained shall authorise a Director or a Director’s firm, partner or company to act as Auditor to the Company.

56.2	A Director who is directly or indirectly interested in a contract or proposed contract with the Company (an “Interested Director”) shall declare the nature of such interest as required by the Act.

56.3	An Interested Director who has complied with the requirements of the foregoing Bye-law may:

(a)	vote in respect of such contract or proposed contract; and/or

(b)	be counted in the quorum for the meeting at which the contract or proposed contract is to be voted on,

and no such contract or proposed contract shall be void or voidable by reason only that the Interested Director voted on it or was counted in the quorum of the relevant meeting and the Interested Director shall not be liable to account to the Company for any profit realised thereby.

57.	Indemnification and Exculpation of Directors and Officers

57.1

The Directors, Resident Representative, Secretary and other Officers (such term to include any person appointed to any committee by the Board) acting in relation to any of the affairs of the Company or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them (whether for the time being or formerly), and their heirs, executors and administrators (each of which an “indemnified party”), shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to any of the indemnified parties. Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such

PartnerRe AXIS Capital Limited

Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to such Director or Officer.

57.2	The Company may purchase and maintain insurance for the benefit of any Director or Officer against any liability incurred by him under the Act in his capacity as a Director or Officer or indemnifying such Director or Officer in respect of any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the Director or Officer may be guilty in relation to the Company or any subsidiary thereof.

57.3	The Company may advance moneys to a Director or Officer for the costs, charges and expenses incurred by the Director or Officer in defending any civil or criminal proceedings against him, on condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty in relation to the Company is proved against him.

57.4	To the extent permitted by Bermuda law, any repeal, alteration or amendment of Bye-Laws 57.1 to 57.3 (inclusive), or adoption of any provision inconsistent therewith or any modification shall not adversely affect any rights to indemnification or to the advancement of expenses thereunder existing at the time of such repeal, alteration, amendment, adoption or modification with respect to any events, acts or omissions occurring immediately prior to such repeal, alteration, amendment, adoption or modification (regardless of when any proceeding, or part thereof, relating to such event, act or omission arises or is first threatened, commenced or completed).

MEETINGS OF THE BOARD OF DIRECTORS

58.	Board Meetings

The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Subject to these Bye-laws, a resolution put to the vote at a Board meeting shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

59.	Notice of Board Meetings

A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to such Director verbally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director’s last known address or in accordance with any other instructions given by such Director to the Company for this purpose.

60.	Electronic Participation in Meetings

Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting; provided, however, that in the sole discretion of Directors participating in any meeting of the Board (for the avoidance of doubt, including any such meeting of any committee appointed by the Board) from Bermuda, a Director participating in such meeting from a jurisdiction outside Bermuda may be prohibited from voting or taking certain other actions at any such meeting if, because of such Director’s location in a jurisdiction outside Bermuda, such Director’s vote or actions might result in any adverse tax, regulatory or legal consequences to the Company, any of its subsidiaries or any Member or its Affiliates.

PartnerRe AXIS Capital Limited

61.	Quorum at Board Meetings

The quorum necessary for the transaction of business at a Board meeting shall be two Directors, provided that if there is only one Director for the time being in office the quorum shall be one.

62.	Board to Continue in the Event of Vacancy

The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by these Bye-laws as the quorum necessary for the transaction of business at Board meetings, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.

63.	Chairman to Preside

Unless otherwise agreed by a majority of the Directors attending, the Chairman, if there be one, shall act as chairman at all Board meetings at which such person is present. In his absence a chairman of the meeting shall be appointed or elected by the Directors present at the meeting.

64.	Written Resolutions

A resolution signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a Board meeting duly called and constituted, such resolution to be effective on the date on which the resolution is signed by the last Director.

65.	Validity of Prior Acts of the Board

No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS

66.	Minutes

The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of Officers;

(b)	of the names of the Directors present at each Board meeting and of any committee appointed by the Board; and

(c)	of all resolutions and proceedings of general meetings of the Members, Board meetings, meetings of managers and meetings of committees appointed by the Board.

67.	Place Where Corporate Records Kept

Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the registered office of the Company.

68.	Form and Use of Seal

68.1	The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.

PartnerRe AXIS Capital Limited

68.2	A seal may, but need not, be affixed to any deed, instrument or document, and if the seal is to be affixed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Officer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose.

68.3	A Resident Representative may, but need not, affix the seal of the Company to certify the authenticity of any copies of documents.

ACCOUNTS

69.	Records of Account

69.1	The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a)	all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b)	all sales and purchases of goods by the Company; and

(c)	all assets and liabilities of the Company.

69.2	Such records of account shall be kept at the registered office of the Company or, subject to the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

69.3	Such records of account shall be retained for a minimum period of five years from the date on which they are prepared.

70.	Financial Year End

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31st December in each year.

AUDITS

71.	Annual Audit

Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Act, the accounts of the Company shall be audited at least once in every year.

72.	Appointment of Auditor

72.1	Subject to the Act, the Members shall appoint an auditor to the Company to hold office for such term as the Members deem fit or until a successor is appointed.

72.2	The Auditor may be a Member but no Director, Officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

73.	Remuneration of Auditor

73.1	The remuneration of an Auditor appointed by the Members shall be fixed by the Company in general meeting or in such manner as the Members may determine.

73.2	The remuneration of an Auditor appointed by the Board to fill a casual vacancy in accordance with these Bye-laws shall be fixed by the Board.

PartnerRe AXIS Capital Limited

74.	Duties of Auditor

74.1	The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.

74.2	The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Act. If so, the financial statements and the report of the Auditor shall identify the generally accepted auditing standards used.

75.	Access to Records

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers for any information in their possession relating to the books or affairs of the Company.

76.	Financial Statements and the Auditor’s Report

76.1	Subject to the following Bye-law, the financial statements and/or the auditor’s report as required by the Act shall

(a)	be laid before the Members at the annual general meeting; or

(b)	be received, accepted, adopted, approved or otherwise acknowledged by the Members by written resolution passed in accordance with these Bye-laws.

76.2	If all Members and Directors shall agree, either in writing or at a meeting, that in respect of a particular interval no financial statements and/or auditor’s report thereon need be made available to the Members, and/or that no auditor shall be appointed then there shall be no obligation on the Company to do so.

77.	Vacancy in the Office of Auditor

The Board may fill any casual vacancy in the office of the auditor.

VOLUNTARY WINDING-UP AND DISSOLUTION

78.	Winding-Up

If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

PartnerRe AXIS Capital Limited

CHANGES TO CONSTITUTION

79.	Changes to Bye-laws

79.1	No Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Act and until the same has been approved by a resolution of the Board and by a resolution of the Members.

79.2	Bye-law 52.2 may not be rescinded, altered or amended and no new Bye-law may be made which would have the effect of rescinding, altering or amending the provisions of such Bye-law, until the same has been approved by a resolution of the Board including the affirmative vote of not less than 75% of the Directors then in office excluding the vote of any Director who is an officer (other than the office of Director of the Company) or employee of the Company or who is directly or indirectly interested in the proposed resolution and by a resolution of the Members.

80.	Changes to the Memorandum of Association

No alteration or amendment to the Memorandum of Association may be made save in accordance with the Act and until the same has been approved by a resolution of the Board and by a resolution of the Members.

81.	Discontinuance

The Board may exercise all the powers of the Company to discontinue the Company to a jurisdiction outside Bermuda pursuant to the Act.

CERTAIN SUBSIDIARIES

82.	Certain Subsidiaries

82.1	The Board may in its sole discretion designate any Subsidiary of the Company that is not (i) a corporation or other entity taxable as a corporation for United States federal income tax purposes organized under the laws of the United States or any state therein or (ii) a pass through entity or disregarded entity for United States federal income tax purposes (unless such pass through or disregarded entity owns, directly or indirectly, any Subsidiary organized under the laws of a jurisdiction outside the United States that is treated as a corporation for United States federal income tax purposes) as being subject to the provisions of this Bye-law 82 (any such Subsidiary that is so designated, a “Designated Subsidiary”).

82.2	Notwithstanding any other provision of these Bye-laws to the contrary, if the Company is required or entitled to vote at a general meeting of any Designated Subsidiary during any period in which the voting rights of any shares of the Company are adjusted pursuant to Bye-laws 30 and 31, the Directors shall refer the subject matter of the vote (other than the appointment, removal and remuneration of auditors, the approval of financial statements and reports thereon and the remuneration of the directors) to the Members on a poll (subject to Bye-laws 30 and 31) and seek instruction from the Members for the Company’s corporate representative or proxy to vote either in favour of or against the resolution proposed by such Designated Subsidiary. The Directors shall cause the Company’s corporate representative or proxy to vote the Company’s shares in such Designated Subsidiary pro rata to the votes received at the general meeting of the Company, with votes for or against the resolution being taken, respectively, as an instruction for the Company’s corporate representative or proxy to vote the appropriate proportion of its shares for and the appropriate proportion of its shares against the resolution proposed by such Designated Subsidiary.

82.3	The Company may enter into agreements with each Designated Subsidiary to effectuate or implement this Bye-law and shall take such other actions as are necessary to effectuate or implement this Bye-law.

ANNEX B: OPINION OF CREDIT SUISSE SECURITIES (USA) LLC

January 25, 2015

PartnerRe Ltd.

Wellesley House, 90 Pitts Bay Road

Pembroke, Bermuda HM 08

Attention: Board of Directors

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common shares of PartnerRe Ltd. (the “Company”), par value $1.00 per share (“Company Common Shares”), of the Company Exchange Ratio (as defined below) set forth in the Agreement and Plan of Amalgamation, substantially in the form of the draft dated January 25, 2015 (the “Amalgamation Agreement”), to be entered into by and between AXIS Capital Holdings Limited (“AXIS”) and the Company. As more fully described in the Amalgamation Agreement, (i) AXIS will be amalgamated (the “Amalgamation”) with and into the Company and continue as an amalgamated single entity (the “Amalgamated Company”) surviving such amalgamation in accordance with the Companies Act 1981 Bermuda, as amended, and (ii) each outstanding (A) common share (other than common shares owned by the Company, AXIS or by any respective subsidiary of the Company or AXIS) (A) of AXIS, par value $0.0125 per share, will automatically be cancelled and converted into the right to receive 1.00 validly issued, fully paid and non-assessable common share of the Amalgamated Company, par value $0.0125 per share (each, an “Amalgamated Company Common Share”), and (B) Company Common Share (other than Company Common Shares owned by the Company, AXIS or by any respective subsidiary of the Company or AXIS) will automatically be cancelled and converted into the right to receive 2.18 (the “Company Exchange Ratio”) Amalgamated Company Common Shares, together with in the case of clauses (A) and (B) any cash paid in lieu of fractional shares in accordance with the terms of the Amalgamation Agreement.

In arriving at our opinion, we have reviewed the Amalgamation Agreement, certain related agreements and certain business and financial information relating to the Company and AXIS. We have also reviewed certain other information relating to the Company and AXIS, including certain financial forecasts relating to the Company and AXIS through 2017, prepared by and provided to or discussed with us by the Company and AXIS and have met with the management of the Company and AXIS to discuss the business and prospects of the Company and AXIS. We have also considered certain financial and stock market data of the Company and AXIS, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and AXIS and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being complete and accurate in all respects.

With respect to the financial forecasts for the Company and AXIS that we have used and relied upon for purposes of our analyses and opinion, management of the Company has advised us, and we have assumed, that such financial forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and AXIS as to the future financial performance of the Company and AXIS. We have assumed, with your consent, that the Amalgamation will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Amalgamation, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, AXIS or any respective subsidiary or the contemplated benefits of the Amalgamation and that the Amalgamation will be consummated in accordance with the terms of the Amalgamation Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal (including any actuarial appraisal) of the assets or liabilities (contingent or otherwise) of the Company or AXIS, nor have we been furnished with any such evaluations or appraisals. We are not legal, tax, regulatory or actuarial advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and actuarial advisors with respect to legal, tax, regulatory and actuarial matters.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Shares of the Company Exchange Ratio and does not address any other aspect or implication of the Amalgamation or any other agreement, arrangement or understanding entered into in connection with the Amalgamation or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Amalgamation, or class of such persons, relative to the Company Exchange Ratio or otherwise. The issuance of this opinion was approved by our authorized internal committee. We have not undertaken, and are no under obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of Amalgamated Company Common Shares actually will be when issued to the holders of Company Common Shares pursuant to the Amalgamation or the prices at which Amalgamated Company Common Shares will trade at any time. Our opinion does not address the relative merits of the Amalgamation as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Amalgamation.

We have acted as financial advisor to the Company in connection with the Amalgamation and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Amalgamation. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided investment banking and other financial services to the Company and its affiliates for which we and our affiliates have received and would expect to receive compensation. We and our affiliates also have in the past provided investment banking and other financial services to AXIS and its affiliates, including having acted as co-manager in March 2014 in connection with AXIS’s subsidiary’s, AXIS Specialty Finance PLC, $250 million offering of 2.65% senior notes due April 1, 2019 and $250 million offering of 5.15% senior notes due April 1, 2045. In addition, an affiliate of Credit Suisse Securities (USA) LLC has provided a $50 million standby letter of credit, due December 31, 2016, to AXIS. We and our affiliates may have provided other financial advice and services, and may in the future provide financial advice and services, to the Company, AXIS and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, AXIS and any other company that may be involved in the Amalgamation, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Amalgamation and does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed Amalgamation.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Company Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Shares.

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Alejandro Przygoda
Managing Director

ANNEX C: OPINION OF GOLDMAN, SACHS & CO.

PERSONAL AND CONFIDENTIAL

May 3, 2015

Board of Directors

Axis Capital Holdings Limited

92 Pitts Bay Road, Pembroke, Bermuda HM 08

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than PartnerRe Ltd. (“PartnerRe”) and its affiliates) of the outstanding common shares, par value $0.0125 per share (the “Shares”), of Axis Capital Holdings Limited (the “Company”), taking into account the Special Dividend (as defined below), of the Company Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Amalgamation, dated as of January 25, 2015, by and between PartnerRe and the Company, as amended by the First Amendment to the Agreement and Plan of Amalgamation, dated as of February 17, 2015, the Second Amendment to the Agreement and Plan of Amalgamation, dated as of March 10, 2015, the Third Amendment to the Agreement and Plan of Amalgamation, dated as of March 31, 2015 and the Fourth Amendment to the Agreement and Plan of Amalgamation, dated as of May 3, 2015 (as amended, the “Agreement”). The Agreement provides that (a) each Share (other than shares owned by PartnerRe, the Company or by any of their respective subsidiaries which are not wholly owned subsidiaries of the Company) will be automatically cancelled and converted into the right to receive one common share, par value $0.0125 per share (the “Amalgamated Company Shares”), of the Bermuda exempted company continuing from the amalgamation of the Company and PartnerRe (the “Amalgamated Company”) (the “Company Exchange Ratio”) and (b) each common share, par value $1.00 per share (the “PartnerRe Shares”), of PartnerRe (other than shares owned by PartnerRe, the Company or by any of their respective subsidiaries which are not wholly owned subsidiaries of PartnerRe) will be automatically cancelled and converted into the right to receive 2.18 Amalgamated Company Shares. The Agreement further provides that PartnerRe will declare and pay a special dividend (the “Special Dividend”) to holders of record of PartnerRe Shares on the Conditional Dividend Record Date (as defined in the Agreement) in the amount of $11.50 per PartnerRe Share, which dividend shall be declared prior to the PRE Shareholder Meeting (as defined in the Agreement), but shall only become payable, and such payment shall be conditioned, upon the occurrence of the Effective Time (as defined in the Agreement).

Goldman, Sachs & Co. (“Goldman Sachs”) and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, PartnerRe, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may in the future provide financial advisory and/or underwriting services to the Company, PartnerRe and the Amalgamated Company and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company and PartnerRe for the five years ended December 31, 2014; financial statements for each of the Company and PartnerRe for the quarter ended March 31, 2015; certain other communications from the Company and PartnerRe to their respective shareholders; certain

C-1

draft communications from the Company to be sent to its shareholders; the Registration Statement on Form S-4, filed March 16, 2015, including the Joint Proxy Statement-Prospectus relating to the Special Meetings of Stockholders of the Company and PartnerRe to be held in connection with the Agreement; certain publicly available research analyst reports for the Company and PartnerRe; certain internal financial analyses and forecasts for PartnerRe prepared by its management; certain internal financial analyses and forecasts for the Company prepared by its management and certain financial analyses and forecasts for PartnerRe prepared by the management of the Company, in each case, as approved for our use by the Company (the “Forecasts”); and certain updated operating synergies and dis-synergies projected by the managements of the Company and PartnerRe to result from the Transaction, as approved for our use by the Company (the “Net Synergies”). We have also held discussions with members of the senior managements of the Company and PartnerRe regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of PartnerRe and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares and the PartnerRe Shares; compared certain financial and stock market information for the Company and PartnerRe with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the insurance industry and reinsurance industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Net Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, PartnerRe, the Amalgamated Company or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We are not actuaries and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions and we have relied on your actuaries with respect to reserve adequacy. In that regard, we have made no analysis of, and express no opinion as to, the adequacy of the reserve for losses and loss expenses of the Company and the unpaid losses and loss expenses and the policy benefits for life and annuity contracts of PartnerRe. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, PartnerRe or the Amalgamated Company or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than PartnerRe and its affiliates) of Shares, as of the date hereof and taking into account the Special Dividend, of the Company Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Company Exchange Ratio, taking into account the Special Dividend, pursuant to the Agreement or otherwise. We are not expressing any opinion as to

C-2

the prices at which shares of the Amalgamated Company will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, PartnerRe or the Amalgamated Company or the ability of the Company, PartnerRe or the Amalgamated Company to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and taking into account the Special Dividend, the Company Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than PartnerRe and its affiliates) of Shares.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

C-3